UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2006

Commission File Number: 1-14410

AXA
(Translation of Registrant’s name into English)

25, avenue Matignon - 75008 Paris - France
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXA
(REGISTRANT)
	By: /s/	DENIS DUVERNE

Name : Denis Duverne
Title : Chief Financial Officer and
Member of the Management Board

Date: June 12th, 2006

EXHIBIT INDEX

EXHIBITS	DESCRIPTION

1.	Free Translation of AXA's French Document de Reference for the year ended December 31, 2005 filed with the AMF (the French stock exchange regulatory authority) on April 13th, 2006.

2005 annual report

Document de référence

AXA FINANCIAL PROTECTION

Be Life Confident

contents

AXA Group

History and development	4
Simplified organization chart	6
AXA stock price	8

Financial highlights

Financial highlights	12
Ratings	16

Legal information

Corporate Governance	20
Internal control procedures	40
Full disclosure on executive and employees compensation and share in capital	55
Principal statutory information concerning the Company	76
Information concerning the share capital of the Company	78
Other legal information	88

Financial information

Description of business	99
Investment Strategy and Capital Resources	125
Risk factors	133
Activity Report	157
Consolidated Financial Statements	231
Other Supplementary Financial Information	395
Parent Company	400
Embedded value	413
Salaried employees	418
Significant event known subsequently at the year end closing	419

Person responsible and the independent auditors

Person responsible for the Annual Report	422
Independent auditors	423
Correspondence table	425

51.5 million

client across the globe trust in AXA.

110,000

employees and distributors mobilized around the world.

72 billion

euros in consolidated revenues.

+5.2% on a comparable basis.

Be Life Confident

All around the world, we deliver our products and services under a global brand. Combined with our tagline –Be Life Confident– the AXA brand conveys our promise to customers: we will protect them and help them realize their projects at every stage of their lives.

15,000
employees volunteer in their local community.

3.3 billion
euros in underlying earnings

+24% at a constant exchange rate.

1,064 billion
euros in assets under management.

+22%

4.2 billion
euros in net income, Group share.

+12% at a constant exchange rate.

AXA Group

History and development / p. 4
AXA stock price / p. 8

History and development

AXA[1] originated from several French regional mutual insurance companies, known collectively as “les Mutuelles Unies”.

In 1982, les Mutuelles Unies took control of Groupe Drouot and following this transaction the new Group began operating under the name of AXA.

In 1986, AXA acquired Groupe Présence.

In 1988, AXA transferred its insurance businesses to Compagnie du Midi and operated under the name of AXA Midi, which subsequently reverted back to the AXA name. Two years later, the French insurance operations were reorganized to operate by distribution channel.

In 1992, AXA took control of Equitable Companies Incorporated following the demutualization of Equitable Life. The Equitable Companies Incorporated changed its name in 1999 to AXA Financial, Inc. (“AXA Financial”).

In 1995, AXA acquired a majority ownership interest in National Mutual Holdings following its demutualization. National Mutual Holdings changed its name to AXA Asia Pacific Holdings Ltd.

In 1997, AXA merged with Compagnie UAP. This transaction enabled AXA to significantly increase its size and reinforce its strategic positions, especially in Europe.

In 1998, AXA purchased the minority interests of AXA Royale Belge and, in 1999, acquired Guardian Royal Exchange in Great Britain through its subsidiary Sun Life & Provincial Holdings (“SLPH”). The Guardian Royal Exchange acquisition allowed AXA to further establish its positions in both the United Kingdom and Germany.

In 1999, after getting an insurance licence from Chinese authorities, the Life joint-venture between AXA and Minmetals was launched in Shanghai.

In 2000, AXA acquired a majority ownership interest in “Nippon Dantaï Life Insurance Company”, resulting in a new company called “AXA Nichidan” (which became in 2001 “AXA Life Insurance Co.”). In addition, in July 2000, AXA increased its interest in SLPH from 56.3% to 100%. In August 2000, AXA sold its interest in Donaldson Lufkin & Jenrette to Credit Suisse Group. In October 2000, Alliance Capital, a subsidiary of AXA Financial, acquired the U.S. asset management company Sanford C. Bernstein. In December 2000, AXA acquired the remaining minority interests in AXA Financial, which is now a 100% owned subsidiary of AXA.

In 2001-2002, AXA acquired two financial advisory networks in Australia, Sterling Grace and Ipac Securities, as well as a banking platform in France, Banque Directe. AXA also continued to streamline its portfolio of businesses, selling its health business in Australia and insurance operations in Austria and Hungary, and reorganizing its reinsurance business. In 2002, the Group sold its bank and insurance businesses in Chile.

In 2003, AXA sold all its activities in Argentina and Brazil. In September 2003, the Group announced the acquisition of the American group Mony. This operation was subject to the approval of the shareholders of Mony and to the obtaining of various lawful authorizations.

In 2004, AXA purchased the American group Mony; this operation allowed AXA to reinforce for a total amount of approximately 25% the capacity of distribution of AXA
(1) In this annual report: – the “Company” refers to the holding company AXA, organized under the laws of France, – “AXA” refers to the Company and its direct and indirect subsidiaries.

Life activities in the United States. In addition, AXA sold its insurance activities in Uruguay (AXA Seguros Uruguay) thereby finalizing its disengagement from South America; it also disposed of its broking activities (Unirobe) and its activity of health insurance in the Netherlands, and finally its activity of loan on real property in Germany (AXA Bausparkasse AG).

In December 2005, AXA and FINAXA shareholders’ meetings voted in favour of the merger of FINAXA into AXA. FINAXA was a holding company listed on the Paris Stock Exchange and its main subsidiary was AXA. It also owned the “AXA” brand. This merger resulted in a simplification of AXA’s shareholder structure and in an increase in the proportion of publicly traded shares. In addition, AXA obtained ownership of the “AXA” brand.

Simplified organization chart

Main subsidiaries as at December 31, 2005

America

1 UNITED STATES

Insurance		
AXA Financial Inc. [a]	100%	100%
MONY Holdings LLC [b]	100%	100%

2 CANADA

Insurance		
AXA Canada Inc. [c]	100%	100%

Africa

3 MOROCCO

Insurance		
AXA-ONA [d]	51%	51%

Europe

4 GERMANY

Insurance		
AXA Konzern AG [e]	92%	93%
Financial Services		
AXA Bank AG	92%	100%

5 BELGIUM

Insurance		
AXA Holdings Belgium [f]	100%	100%
Financial Services		
AXA Bank Belgium	100%	100%

6 SPAIN

Insurance		
AXA Aurora S.A. [g]	100%	100%
Hilo Direct S.A. de Seguros y Reaseguros	100%	100%

AXA's companies' contacts are available on the web site: **www.axa.com**

(a) Holding Company that owns AXA Equitable Life Insurance Company.
(b) Holding Company that owns MONY Life Insurance Company and MONY Life Insurance Company of America.
(c) Holding Company that owns AXA Assurances Inc. and AXA Insurance (Canada).
(d) Holding Company that owns AXA Assurance Maroc.
(e) Holding Company that owns AXA Versicherung AG, AXA Lebensversicherung AG and AXA ART Versicherung AG.
(f) Holding Company that owns AXA Belgium.
(g) Holding Company that owns AXA Aurora Iberica, S.A., de Seguros y Reaseguros and AXA Aurora Vida, S.A. de Seguros y Reaseguros and Seguro Directo (Portugal R.C).
(h) Holding Company that owns AXA France Vie, AXA France IARD, AVANSSUR and AXA Corporate Solutions Assurance

6

Main subsidiaries as at December 31, 2005

International Insurance

AXA RE	100%	100%
AXA Assistance SA	100%	100%

Asset Management

AXA Investment Managers	95%	100%
AXA Real Estate Investment Managers	95%	100%
Alliance Capital Management L.P.	61%	61%
AXA Rosenberg	76%	100%

Areas in dark green represent
countries in which AXA offers
at least one of its protection services.

7 FRANCE

Insurance

AXA France Assurance (h)	100%	100%

Financial Services

Compagnie Financière de Paris	100%	100%
AXA Banque	100%	100%

8 IRELAND

Insurance

AXA Insurance Limited	100%	100%

9 ITALY

Insurance

AXA Italia S.p.A (i)	100%	100%

10 LUXEMBOURG

Insurance

AXA Luxembourg SA (j)	100%	100%

11 THE NETHERLANDS

Insurance

AXA Nederland B.V. (k)	100%	100%

12 PORTUGAL

Insurance

AXA Portugal Companhia de Seguros SA	99%	100%
AXA Portugal Companhia de Seguros de Vida SA Vie	95%	95%

13 UNITED KINGDOM

Insurance

AXA UK Plc (l)	100%	100%

14 SWITZERLAND

Insurance

AXA Assurances	100%	100%

15 TURKEY

Insurance

AXA Oyak Holding A.S. (m)	50%	50%

Asia-Pacific

16 AUSTRALIA/NEW ZEALAND

Insurance

AXA Asia Pacific Holdings Limited (n)	53%	100%

17 HONG KONG

Insurance

AXA China Region Limited	53%	100%

18 JAPAN

Insurance

AXA Japan Holding Co. Ltd (o)	98%	100%

19 SINGAPORE

Insurance

AXA Financial Services Pte Ltd Singapore Holding Cy (p)	53%	100%

Ownership interest percentage %
Voting right percentage %

(i) Holding Company that owns AXA Assicurazioni S.p.A.
(j) Holding Company that owns AXA Assurance Luxembourg and AXA Assurance Vie Luxembourg.
(k) Holding Company that owns AXA Leven N.V. and AXA Schade N.V.
(l) Holding Company that owns AXA Sun Life Plc, AXA Insurance Plc and AXA PPP Healthcare Limited.
(m) Holding Company that owns AXA Oyak Hayat Sigorta A.S. and AXA Oyak Sigorta A.S.
(n) Holding Company that owns AXA Australia New Zealand.
(o) Holding of Company that owns AXA Life Insurance Co., Ltd and AXA non-life Insurance Co. Ltd.
(p) Holding Company that owns AXA Life Insurance Singapore Pte Ltd.

7

AXA stock price

AXA stock is listed on the Eurolist by Euronext, Euroclear France code: 12062 and, since June 25th 1996, on the New York stock exchange under	American Depositary Shares (ADS) representing one AXA stock.
AXA and AXA ADS stocks transactions since 20 months (Paris and New York)
	PARIS BOURSE
	Volume	Price per Share in euros
	(in thousand)	High	Low
2004
July	150,284	18.47	16.32
August	149,805	17.09	15.6
September	157,836	17.39	16.08
October	223,248	17.56	16.14
November	182,370	18.27	16.85
December	151,546	18.56	17.55
2005
January	155,380	18.9	17.9
February	152,554	20.49	18.46
March	182,196	21.44	20.14
April	213,008	20.92	18.75
May	156,759	20.15	19.05
June	161,968	21.19	19.69
July	164,535	22.9	19.88
August	139,440	23.12	21.02
September	140,026	22.95	21.27
October	172,569	24.18	22.25
November	186,912	26.1	24.03
December	152,993	28.08	25.65
2006
January	199,181	28.57	25.64
February	128,618	30.63	27.27

Shares created since January 1st 2006 by exercise of convertible bonds or subscription options are listed “au comptant” on the Eurolist until they are assimi-	lated after the payment of the 2005 dividend planned on May 12, 2006.

	NEW YORK STOCK EXCHANGE
	Volume	Price per ADS in US$
	(in thousand)	High	Low
2004
July	4,432	22.30	19.79
August	5,104	20.64	19.12
September	4,140	21.21	19.88
October	5,601	21.84	20.54
November	6,435	24.04	21.50
December	6,255	24.94	23.44
2005
January	6,654	24.97	23.35
February	6,901	27.15	23.96
March	8,278	28.48	26.48
April	7,599	27.02	24.20
May	5,584	25.88	24.17
June	5,477	25.59	24.04
July	5,098	27.69	24.51
August	7,805	28.77	26.07
September	6,395	27.93	26.03
October	6,732	29.03	26.70
November	7,823	30.71	28.21
December	6,572	33.35	30.34
2006
January	10,184	34.70	31.40
February	6,807	35.86	32.72

Activity indicators

Gross revenues
by business segment

+ 5.2%
in 2005*
Life & Savings
63%
Property & Casualty
27%
International
Insurance
5%
Asset Management
5%
Other Financial
Services
1%

Total:
€71.7 billion in 2005

Gross revenues
by geographic region (insurance only)

+ 4.8%
in 2005*
France
27%
United Kingdom
10%
Germany
9%
Belgium
6%
Japan
7%
Southern Europe
7%
North America
22%
International Insurance
6%
Other Asia-Pacific
3%
Other
3%

Total:
€67.8 billion in 2005

Life APE (a)
by geographic region

+ 11%
in 2005*
France
20%
United Kingdom
15%
Belgium
7%
Germany
5%
Southern Europe
3%
United States
31%
Japan
11%
Australia/New Zealand
8%
Hong Kong
1%

Total:
€5.5 billion in 2005

Property & Casualty gross written premiums
by geographic region

+ 2.8%
in 2005*
Other
7%
France
27 %
United Kingdom and Ireland
23%
Germany
15%
Belgium
8%
Southern Europe
16%
Canada
5%

Total:
€18.9 billion in 2005

Assets under management

Assets under management
by company

AllianceBernstein
46%
Others AXA companies
13%
Axa Investment Managers
41%

+ 22%
in 2005

Total:
€1.064 billion in 2005

Assets under management
by category

Own account
33%
Life Insurance
Separate Accounts
13%
Third party
53%

Net income Group Share (in euro millions)
	2005	2004	2004	2003
	IFRS		FGAAP
Adjusted earnings (a)	4,108	3,342	2,901	1,450
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	149	428	–	–
Exceptional operations (including discontinued operations)	(72)	10	267	148
Goodwill and other related intangibles impacts	(13)	(41)	(649)	(593)
Net income Group Share	4,173	3,738	2,519	1,005

(a) Underlying earnings correspond to adjusted earnings excluding net realized capital gains attributable to shareholders.
     Net realized gains or losses attributable to shareholders include:
     – i) realized gains and losses (on assets not designated under fair value option or trading assets) ii)change in impairment valuation allowance, iii) foreign exchange rates impacts (including derivatives and except the ones mentioned above) net of tax,
     – related impact on policyholder participation net of tax (Life business),
     – DAC and VBI amortization or other reactivity to those elements if any (Life business).
     Adjusted earnings represent the net income (group share) before:
     (i) The impact of exceptional operations (primarily change in scope, including restructuring costs related to a newly acquired company during the considered accounting period).
     (ii) Goodwill and other related intangible impacts, and
     (iii) Profit and loss on financial assets accounted for under fair value option (excluding assets backing contract liabilities for which the financial risk is borne by the policyholder) and derivatives related to invested assets (excluding (i) all impacts of foreign exchange except the ones related to currency options in earnings hedging strategies and (ii) those related to insurance contracts evaluated according to the “selective unlocking” accounting policy).
(b) On a constant exchange rate.

	2003	2004	2004	2005
	FGAAP		IFRS
Millions of shares	1,778	1,908	1,908	1,872
Adjusted ROE(a)	6.3%	12.4%	18.1%	18.4%
Underlying ROE(a)	8.9%	11.6%	14.2%	14.6%

(a) Please refer to page 13.
(b) Following any significant capital increase with a stock price lower than the market price, such as ORAN conversion in July 2004, average number of shares and consequently earning per share over each period can be restated to take into account this event.
(c) Dividende net / Adjusted earnings.
(d) In 2005, AXA published Life Embedded Value and the New Business Value for 2004, restated according to the principles of European Embedded Value (EEV). The methodology applied for the calculation of the EEV is based on an approach “bottom up market consist” for a better apprehension of the evaluation of the risk. Please refer to page 413 for further details.
(e) Since 2004, gearing ratio excludes cash surplus at Group Level.
(f) Represents EEV Return.
* On a comparable basis.

(h) Personnel of non-consolidated companies accounted for using the equity method are not included in the above graph. Personnel of companies proportionally consolidated are included, pro-rata, in accordance with the percentage of consolidation. Please refer to page 418 for further details.
(i)Number of ordinary share outstanding * Share price as at December 31.

Ratings

Agency
Insurer Financial Strength Ratings
The Company’s principal insurance subsidiaries	Standard & Poor’s
Moody’s
Fitch Ratings
Ratings of the Company’s Long Term and Short Term Debt
Senior Debt	Standard & Poor’s
Moody’s
Fitch Ratings
Long Term Subordinated Debt	Standard & Poor’s
Moody’s
Fitch Ratings
Short Term Debt	Standard & Poor’s
Moody’s
Fitch Ratings

Date	Rating	Outlook

4/10/05	AA-	Positive
14/02/05	Aa3	Stable
16/12/05	AA	Stable

4/10/05	A
14/02/05	A2
16/12/05	A+
4/10/05	BBB+
14/02/05	A3
16/12/05	A
4/10/05	A-1
14/02/05	P-1
16/12/05	F-1

Legal informa

Corporate Governance / p. 20
Full disclosure on executive and employees compensation and share in capital / p. 55
Information concerning the share capital of the Company / p. 78 tion

Internal control procedures / p. 40
Principal statutory information concerning the Company / p. 76
Other legal information / p. 88

Corporate Governance

Implementing sound corporate governance principles has been a priority at AXA for many years. Because its stock is publicly traded on the New York Stock Exchange, AXA is subject to the Sarbanes-Oxley Act, which was adopted in the United States in 2002. Accordingly, AXA has made various adjustments necessary to bring the Company into compli- ance with the Act. AXA has also reviewed its rules of corporate governance in light of the recommendations contained in the Bouton Report and the relevant sections of the French Financial Security Act (Loi de Sécurité Financière) of August 1st, 2003.

Governance Structure: Management Board and Supervisory Board

A Management Board and a Supervisory Board have governed AXA since 1997. This form of corporate governance, which separates the powers of management from those of supervision, is considered to offer one of the most balanced frameworks for exercising corporate power.

An Executive Committee assists the Management Board in the performance of its duties. In addition, the Supervisory Board has established four special-purpose Committees.

Supervisory Board
The developments below on the “Supervisory Board” and “Supervisory Board Committees” correspond to the first part of the Supervisory Board Chairman’s Report on the conditions under which the Board’s work is prepared and organized, which was prepared in accordance with the French Financial Security Act of August 1st, 2003. The second part, which concerns internal control procedures, follows this section on Corporate Governance.

Role and powers The Supervisory Board oversees the management of the Company and is accountable to the shareholders. The Supervisory Board appoints and dismisses the Chairman and members of the Management Board and supervises executive management of the Company.

Article 12 of the Company’s bylaws, and the Supervisory Board’s own internal regulations, specify that, in light of its enhanced supervisory power with respect to matters of particular concern to the shareholders, the following transactions or issues require the prior consent of the Supervisory Board:

– the issuance of securities with a direct or indirect claim on the equity capital of the Company;

– proposed stock repurchase programs submitted to a vote of the shareholders assembled in an ordinary meeting;

– financing operations that may have a material impact on the Company’s financial position;

– any contemplated business acquisition;

– agreements to form strategic partnerships;

– the setting up of any stock option plans or the granting of any free allotments of shares for employees of the Company, as well as for employees and officers of related parties, as well as the granting of stock options or free allotments of shares to members of the Management Board of the Company;

– proposals to amend the Company’s bylaws submitted to a vote of the shareholders in an extraordinary meeting;

– appropriations of earnings and dividends for the previous year proposed to shareholders in an ordinary meeting;

– interim and final dividend payment dates.

Operating procedures and activity
The guidelines governing the operation, organization and compensation of the Supervisory Board and its committees are contained in its internal regulations.

The Supervisory Board meets at least five times a year.

In 2005, the Supervisory Board met 7 times, of which one meeting was an entire day devoted to examination of the Group strategy, and the overall attendance rate was 88%.

Its members receive documentation concerning matters to be reviewed prior to each meeting, generally eight days in advance.

This documentation always includes information on:

– the Group’s operations, as presented in the Management Board’s quarterly report, a press review and a stock price performance report;

– reports on committee meetings that have been held since the last Supervisory Board meeting.

In addition to the agenda, this documentation may also include information on issues pertaining to the Group’s operations (e.g. a presentation on a particular operating Company’s strategy and priorities) or a presentation on a particular subject (e.g. the brand, a transversal project...).

Accordingly, the Group’s principal managers may be invited to take part in Board meetings from time to time to present their business area, their objectives and their results.

Training courses and special meetings are organized for members of the Supervisory Board as needed. Certain members of the Supervisory Board have requested and received training in the Group’s various business areas and have attended presentations on specific Group companies.

To ensure that their interests and those of the Group are aligned, members of the Supervisory Board are required to own shares in the Company, the value of which must be at least equal to the amount of directors’ fees they receive in the course of any given year.

Composition On December 31, 2005, the Supervisory Board had 13 members, elected by the shareholders. Currently, 4 members of the Supervisory Board are not French nationals.

At the Company’s Annual General Meeting on April 20, 2005, the shareholders re-elected for four years Anthony Hamilton, Henri Lachmann and Michel Pébereau.

The shareholders also:

– ratified the Supervisory Board’s decision to appoint Léo Apotheker to fill the vacancy left by the death of Alfred von Oppenheim, for the remainder of the late Mr. von Oppenheim’s term (i.e. until April 2007);

– elected Jacques de Chateauvieux for a term of four years, replacing Jacques Calvet, whose term had expired at the close of this meeting;

– elected Ms. Dominique Reiniche for a term of four years, replacing Bruno Roger, whose term had expired at the close of this meeting.

Supervisory Board members are selected on the basis of their acknowledged competence and experience, as well as their ability to work together and become actively involved in the supervision of a company like AXA.

The Board makes a special effort to assess the independence of each Supervisory Board member with respect to the Management Board, and the Company.

Acting on the recommendation of its Selection, Governance and Human Resources Committee, the Supervisory Board has assessed the independence of all of its members on the basis of the recommendations contained in the Bouton Report on corporate governance in publicly traded companies and, for the members of the Audit Committee, on the basis of the criteria set forth in the Sarbanes-Oxley Act.

On December 31, 2005, 9 of the 13 Supervisory Board members met the independence criteria based on the recommendations of the Bouton Report: Dominique Reiniche, Léo Apotheker Jacques de Chateauvieux, David Dautresme, Anthony Hamilton, Henri Hottinguer, Henri Lachmann, Gérard Mestrallet and Ezra Suleiman.	The Supervisory Board has taken the required measures to ensure that, by July 31st, 2005, all of the members of the Audit Committee would meet the independence criteria set forth in the Sarbanes-Oxley Act.

Composition of the Supervisory Board on December 31, 2005

Name	Office presently held	Principal occupation or employment (as of December 31, 2005)	Principal	First
(and age)			business address	appointment / term of office
Claude Bébéar (70)	Chairman of the Supervisory Board	Director or member of the Supervisory Board of AXA Financial (United States), BNP Paribas, Vivendi Universal and Mutuelles AXA; Non-voting member of the board of Schneider Electric	AXA 25, avenue Matignon 75008 Paris	June 1988 /May 2008

Jean-René Fourtou (66)	Vice-Chairman of the Supervisory Board	Chairman of the Supervisory Board of Vivendi Universal and Groupe Canal+; Director of member of the Supervisory Board of Sanofi-Aventis, Cap Gemini, AXA Millésimes, Maroc Telecom (Morocco) and NCB Universal Inc (United States)	Vivendi Universal 42, avenue de Friedland 75008 Paris	April 1990 /
April 2007
Léo Apotheker (52) (1) (3)	Member of the Supervisory Board	President Customer Solutions & Operations, Member of the Executive Committee of SAP AG; Director of SAP America, Inc.
(United States); SAP Global Marketing Inc. (United States);
SAP Asia Pte. Ltd. (Singapore); SAP JAPAN Co., Ltd. (Japan);
SAP FRANCE S.A.; S.A.P. ITALIA Sistemi, applicazioni, prodotti in data processing s.p.a., (Italy); SAP Hellas “Systems Application and Data Processing S.A.” (Greece); SAP (Beijing) Software
		System Co., Ltd., (China) and Ginger S.A.	SAP 141, bd Haussmann 75008 Paris	February 2005 /April 2007

David Dautresme (72) (1)	Member of the Supervisory Board	Senior Advisor, Lazard Frères; Managing Partner of DD Finance; Chairman of the Supervisory Board of Club Méditerranée;
Director or member of the Supervisory Board of Casino and Fimalac;
		Non-voting member of the Board of Eurazeo	Lazard Frères 121, bd Haussmann 75008 Paris	April 1990 / April 2007

Jacques de Chateauvieux (55) (1) (4)	Member of the Supervisory Board	Chairman and CEO of BOURBON, Chairman of the Board of Directors of SAPMER S.A., Cbo Territoria, JACCAR SAS; Director of Vindemia SAS, Happy World Foods, Ltd	BOURBON 33, rue du Louvre 75002 Paris	April 2005 /April 2009

Anthony Hamilton (64) (1) (2)	Member of the Supervisory Board	Non-executive Chairman of AXA UK Plc (United Kingdom) and AXA Equity and Law (United Kingdom); Director or member of the Supervisory Board of AXA Financial (United States);
Pinault-Printemps-Redoute, Swiss Re Capital Markets Limited
(United Kingdom), Binley Limited (United Kingdom) and
		Tawa UK Limited (United Kingdom).	AXA UK PLC	January 1996 /
			5 Old Broad Street London EC2N 1AD UK	April 2009
(1) Independent.
(2) Reappointed by the shareholders on April 20, 2005.
(3) Co-opted by the AXA Supervisory Board on February 23, 2005; ratified by the shareholders on April 20, 2005.
(4) Appointed by the shareholders on April 20, 2005.

Name	Office presently held	Principal occupation or employment	Principal	First
(and age)		(as of December 31, 2005)	business address	appointment / term of office
Henri Hottinguer (71) (1)	Member of the Supervisory Board	Chairman and CEO of Sofibus; Chairman of the Supervisory Board of Emba NV (The Netherlands); Chairman of the Board of
		Directors of Hottinger Bank & Trust Limited (Nassau, Bahamas); Chairman of Mofipar (SAS) and Hottinger & Co. Bale (Switzerland),Vice-Chairman of Gaspee (Switzerland); Senior Chief Officer and Director of Financière Hottinguer Chief Officer of the Board of Director of Hottinger Finanz & Treuhand (Switzerland); Director of AXA France IARD, AXA France Vie, Intercom, Hottinger International Fund (Luxembourg) and Hottinger International Asset Management (Luxembourg); Non-voting member of the board of Didot Bottin	Financière Hottinguer 43, rue Taitbout 75009 Paris	June 1988 /April 2007

Henri Lachmann (67) (1) (2)	Member of the Supervisory Board	Chairman and CEO of Schneider Electric; Chairman of the Board of Directors of Centre Chirurgical Marie Lannelongue; Director or member of the Supervisory Board of AXA Assurances Vie Mutuelle,AXA Assurances IARD Mutuelle, AXA Courtage Assurance Mutuelle, AXA-ONA (Morocco), Vivendi Universal, Groupe Norbert Dentressangle and ANSA; Non-voting member of the Board of Fimalac	Schneider Electric 43-45, bd Franklin Roosevelt 92500 Rueil Malmaison	May 1996 /
April 2009
Gérard Mestrallet (57) (1)	Member of the Supervisory Board	Chairman and CEO of Suez; Chairman of Suez Environnement, Suez-Tractebel (Belgium) and Electrabel (Belgium);
		Vice-Chairman of Sociedad General de Aguas de Barcelona (Spain) and Hisusa (Spain); Director of Compagnie de Saint-Gobain and Pargesa Holding S.A (Switzerland)	Suez 16, rue de la Ville l’Evêque 75008 Paris	January 1997 /
April 2007
Michel Pébereau (64) (2)	Member of the Supervisory Board	Chairman of the Board of Directors of BNP Paribas; Director ormember of the Supervisory Board of Saint Gobain, Total, Lafarge,BNP Paribas UK (United Kingdom) and Banque Marocaine pour le Commerce et l’Industrie (BMCI); Non-voting member of the board of Galeries Lafayette	BNP Paribas 3, rue d’Antin 75002 Paris	January 1997 /
April 2009
Mme Dominique Reiniche(50) (1) (4)	Member of the Supervisory Board	Chairman Europe of The Coca-Cola Company; Director of Essilor; Member of the Advisory Board of ING Direct and of the Executive Committee of the MEDEF	Coca-Cola Entreprises, Groupe Europe 27, rue Camille Desmoulins 92784 Issy-les-Moulineaux Cedex 9	April 2005 /April 2009

Ezra Suleiman (64) (1)	Member of the Supervisory Board	Professor of Politics and Chair of the Committee for European Studies, Princeton University (United States); Associate Professor, Institut d’Etudes Politiques (Paris); Member of the Management Committee of Institut Montaigne, Centre Américain, Institut d’Etudes Politiques (Paris); Member of the Editorial Committee of Comparative Politics, La Revue des Deux Mondes and Politique Internationale.	EPS/PIIRS Aaron Burr Hall Princeton University Princeton, N.J. 08544 USA	April 2003 /April 2007

Jacques Tabourot (60)	Member of the Supervisory Board, representing the employee-shareholders		AXA 25, avenue Matignon 75008 Paris	April 2004 /April 2008

(1) Independent.
(2) Reappointed by the shareholders on April 20, 2005.
(3) Co-opted by the AXA Supervisory Board on February 23, 2005; ratified by the shareholders on April 20, 2005.
(4) Appointed by the shareholders on April 20, 2005.

In addition, Norbert Dentressangle (51) is expected to be elected for a 4-year term at the Annual General Meeting of May 4, 2006. His mandates include Chairman and CEO of Financière Norbert Dentressangle, Chairman of the Supervisory Board of Groupe Norbert Dentressangle and FINAIXAM, CEO of SOFADE (SAS),	as well as director or member of the Supervisory Board of SEB, Sogebail and Emin-Leydier (SAS). After this appointment, the number of Independent member within AXA’s Supervisory Board would be 10 out of 14 since Norbert Dentressangle is himself an independent member.

Positions held by members of the Supervisory Board over the last 5 years

Name	First appointment	Term of office	2005
Present principal occupation or employment
Claude Bébéar Chairman of the Supervisory Board of AXA	June 1988	2008 AG	Chairman of the Supervisory Board of AXA Director of AXA Assurances IARD Mutuelle,
AXA Assurances Vie Mutuelle,
AXA Courtage Assurance Mutuelle,
			BNP Paribas and Vivendi Universal Non-voting member of the Board of Schneider Electric

Jean-René Fourtou Vice-Chairman of the Supervisory Board of AXA Chairman of the Supervisory Board of Vivendi Universal	April 1990	2007 AG	Vice-Chairman of the Supervisory Board of AXA Chairman of the Supervisory Board of Vivendi Universal Chairman of the Supervisory Board: Groupe Canal+ Director or member of the Supervisory
Board or member of the Management
Committee: Maroc Telecom (Morocco),
NBC Universal Inc, (USA), Sanofi-Aventis,
			Cap Gemini; AXA Millésimes (SAS)

Léo Apotheker President Customer Solutions & Operations Member of the Executif Committee of SAP AG	February 2005	2007 AG	President Customer Solutions & Operations –Member of the Executif Committee of SAP AGDirectors: SAP America, Inc. (United States) SAP Global Marketing Inc. (United States)
SAP Asia Pte. Ltd. (Singapore)
SAP JAPAN Co., Ltd. (Japan)
SAP FRANCE S.A., S.A.P. ITALIA Sistemi, applicazioni, prodotti in data processing s.p.a., (Italy), SAP Hellas “Systems Application and Data Processing S.A.” (Greece)
			SAP (Beijing) Software System Co., Ltd., (China) Ginger S.A.

David Dautresme Senior Advisor Lazard Frères	April 1990	2007 AG	Senior Advisor Lazard Frères
			Managing partner : DD Finance Chairman of the Supervisory Board: Club Méditerranée Director: Casino, Fimalac Non-voting member of the Board: EURAZEO

2004	2003	2002	2001
Chairman of the Supervisory Board of AXA
Chairman and CEO of FINAXA
Director of AXA Assurances IARD Mutuelle,
AXA Assurances Vie Mutuelle,
AXA Courtage Assurance Mutuelle,
BNP Paribas and Vivendi Universal
Non-voting member of the Board
of Schneider Electric	Chairman of the Supervisory Board of AXA Chairman and CEO of FINAXA Director of AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, BNP Paribas and Vivendi Universal	Chairman of the Supervisory Board of AXA
Chairman and CEO of FINAXA
Director of AXA Assurances IARD Mutuelle,
AXA Assurances Vie Mutuelle,
AXA Courtage Assurance Mutuelle,
Schneider Electric, BNP Paribas and
Vivendi Universal
Chairman of the Supervisory Board of AXA
Chairman and CEO of FINAXA
Director of AXA Conseil Vie Assurance
Mutuelle, AXA Assurances IARD Mutuelle,
AXA Assurances Vie Mutuelle,
AXA Courtage Assurance Mutuelle,
BNP Paribas, and Schneider Electric

Vice-Chairman of the Supervisory Board of AXA Chairman and CEO of Vivendi Universal Chairman of the Supervisory Board of Groupe Canal+ Director of Sanofi-Aventis and Cap Gemini	Vice-Chairman of the Supervisory Board of AXA Chairman and CEO of Vivendi Universal Chairman of the Supervisory Board of Groupe Canal+ Director of Aventis and Cap Gemini	Vice-Chairman of the Supervisory Board
of AXA
Chairman and CEO of Vivendi Universal
Chairman of the Supervisory Board
of Vivendi Environnement, Groupe Canal+
Vice-Chairman of the Management Board
of AXA Assurances IARD Mutuelle,
AXA Assurances Vie Mutuelle,
AXA Courtage Assurance Mutuelle
CEO of USI Entertainment Inc. (USA)
Director of Aventis, Cap Gemini,
EADS (The Netherlands),
USA Interactive (USA)	Vice-Chairman of the Supervisory Board
of AXA
Vice-Chairman of the Management Board
of Aventis
Vice-Chairman of the Management Board
of AXA Assurances Conseil Vie Mutuelle,
AXA Assurances IARD Mutuelle,
AXA Assurances Vie Mutuelle,
AXA Courtage Assurance Mutuelle
Director of Rhône-Poulenc Pharma,
Rhône-Poulenc AGCO Ltd,
Schneider Electric, Pernod-Ricard, La Poste,
Rhodia, EADS (The Netherlands)
Permanent representative of AXA
Assurances IARD Mutuelle on
			the FINAXA Board of Directors
Chairman, Global Field Operations of SAP
Director of SAP America, Inc. (US),
SAP Global Marketing Inc. (US),
SAP Asia Pte. Ltd.(Singapore),
SAP JAPAN Co., Ltd.(Japan),
SAP FRANCE S.A., S.A.P. ITALIA Sistemi,
applicazioni, prodotti in data processing
s.p.a., (Italy), SAP Hellas Systems Application
and Data Processing S.A. (Greece),
SAP (Beijing) Software System Co.,
Ltd., (China), Enigma Inc. (US)	Chairman, Global Field Operations of SAP
Director of SAP FRANCE S.A,
S.A.P. ITALIA Sistemi, applicazioni,
prodotti in data processing s.p.a., (Italy),
SAP Hellas Systems Application and
Data Processing S.A. (Greece),
SAP America, Inc. (US),
SAP JAPAN Co., Ltd.(Japan),
SAP Manage Ltd. (Israel),
SAP Global Marketing Inc. (US)
Chairman, Global Field Operations of SAP
Director of SAP Systems Integration
AG (Germany), SAP FRANCE S.A,
SAP Finland Oy (Finland), SAP Svenska
Aktiebolag (Sweden), S.A.P. ITALIA Sistemi,
applicazioni, prodotti in data processing
s.p.a., (Italy), SAP Hellas Systems
Application and Data Processing S.A.
(Greece), SAP America, Inc. (US),
SAP JAPAN Co., Ltd. (Japan),
SAP Danmark A/S (Denmark),
		SAP Manage Ltd. (Israel)

Senior Advisor Lazard Frères
Managing partner of DD Finance
Chairman of the Supervisory Board
of Club Méditerranée
Director of Casino, Fimalac
Non-voting member of the Board
of Groupe Go Sport, Lazard Frère
Banque,EURAZEO	Senior Advisor Lazard Frères
Managing partner of DD Finance
Chairman of Montech Expansion (US)
Director of Club Méditerranée, Casino,
Rue Impériale, Fimalac
Non-voting member of the Board
of Groupe Go Sport, Lazard Frère Banque
		Senior Advisor Lazard Frères Chairman of Parande Développement (Groupe Euris) Director of Lazard Frères Banque, Club Méditerrannée, Casino, Rue Impériale Non-voting member of the Board of Groupe Go Sport	Senior Advisor Lazard Frères Chairman of Parande Développement (Groupe Euris) Director of Société Immobilière Marseillaise, Lazard Frères Banque, Club Méditerrannée, Casino

Name	First appointment	Term of office	2005
Present principal occupation or employment
Jacques de Chateauvieux	April 2005	2009 AG	Chairman and Chief Executive Officer
Chairman and CEO of BOURBON			of BOURBON Chairman of the Board of Directors of SAPMER S.A., Cbo Territoria, JACCAR SAS Director of VINDEMIA SAS, HAPPY WORLD FOODS, Ltd
Anthony Hamilton	January 1996	April 2009	Chairman non executive
Chairman of AXA UK Plc (United Kingdom)	of AXA UK PLC (United Kingdom)
and AXA Equity & Law (United Kingdom) Director or member of the Supervisory
Board of Pinault-Printemps-Redoute,
Swiss Re Capital Markets Limited
(United Kingdom), Binley Limited
(United Kingdom), Tawa UK Limited
(United Kingdom)
Henri Hottinguer	June 1988	April 2007	Chairman and Chief Executive Officer
Chairman and CEO of Sofibus	of Sofibus Chief Executive Officer and Director: Financière Hottinguer Chairman of the Supervisory Board: Emba N V (Netherlands) Chairman of the Board of Directors: Hottinger Bank & Trust Limited (Nassau, Bahamas) Chairman of Hottinger & Co., Bale (Switzerland) Vice-Chairman of Gaspee (Switzerland) Chief Officer of the Board of Directors: Hottinger Finanz & Treuhand (Switzerland) Director or member of the Supervisory
Board: Intercom, Hottinger
International Fund (Luxemburg), Hottinger
International Asset Management (Luxemburg) Non-voting member of the Board of Didot Bottin
Henri Lachmann	May 1996	April 2009	Chairman and CEO of Schneider Electric
Chairman and CEO of Schneider Electric	Chairman of the Board of Directors of
Centre Chirurgical Marie Lannelongue Director or member of the Supervisory
Board of AXA Assurances Vie Mutuelle,
AXA Assurances IARD Mutuelle,
AXA Courtage Assurance Mutuelle, Vivendi
Universal, Groupe Norbert Dentressangle
and ANSA Non-voting member of the Board of Fimalac

2004	2003	2002	2001
Chairman and CEO of Groupe BOURBON Chairman of Sapmer, S.A., JACCAR, SAS, Vindemia SAS Director of Happy World Foods, Ltd	Chairman and CEO of Groupe BOURBON Chairman of Vindemia SAS Director of Sapmer, Happy World Foods, Ltd	Chairman and CEO of Groupe BOURBON Chairman of Vindemia SAS, Antenne Réunion Télévision Director of Sapmer, Happy World Foods, Ltd	Chairman and CEO of Groupe BOURBON Chairman of Vindemia SAS, Antenne Réunion Télévision Director of Sapmer, Happy World Foods, Ltd

Chairman of AXA UK Plc (United Kingdom)
Director or member of the Supervisory Board, Pinault-Printemps-Redoute, Swiss Re Capital Markets Limited (United Kingdom), Binley Limited (United Kingdom), Tawa UK Limited (United Kingdom)
Chairman of AXA UK Plc (United Kingdom)
Chairman of Fox-Pitt, Kelton Group Limited (United Kingdom)
 Director or member of the Supervisory Board, Pinault-Printemps-Redoute, Swiss Re Capital Markets Limited (United Kingdom), Binley Limited (United Kingdom), CX Reinsurance (United Kingdom)
Chairman of AXA UK Plc (United Kingdom)
Chairman of Fox-Pitt, Kelton Group Limited (United Kingdom), Fox-Pitt, Kelton Nominees Limited (United Kingdom)
Director or member of the Supervisory Board, Pinault-Printemps-Redoute, Fox-Pitt,Kelton Limited (UK) Swiss Re Capital Markets Limited (United Kingdom), Binley Limited (United Kingdom)
Chairman of AXA UK Plc (United Kingdom)
Chairman of Fox-Pitt, Kelton Group Ltd (United Kingdom), Fox-Pitt, Kelton Nominees Ltd (United Kingdom), Eldon Capital Management Ltd (UK),
Eldon Capital Holdings Ltd (UK), Byas, Mosley Group Ltd (UK), Byas, Mosley & Co Ltd (UK)
Director or member of the Supervisory Board, Fox-Pitt,Kelton Ltd (UK), Binley Limited (United Kingdom)

Chairman and CEO of Sofibus
Senior Chief Officer and Director
of Financière Hottinguer, Intercom, Profinor
Chairman of the Board of Directors of Emba N V (Netherlands)
Vice-Chairman of Gaspee (Switzerland)
Chief Officer of the Board of directors
of Hottinger Finanz & Treuhand (Switzerland)
Director or member of the Supervisory
Board, FINAXA, Hottinguer
International Fund (Luxemburg)
,Hottinguer International Asset
Management (Luxemburg)
Non-voting member of the Board
of Didot Bottin
Chairman and CEO of SofibusChairman of the Supervisory Board of Crédit Suisse Hottinguer, Emba N V (Netherlands)
Chairman of Hottinguer Capital Corp. (US)
Vice-Chairman of Gaspee (Switzerland)
Managing Partner of Hottinguer &
Cie (Zurich)
Senior Chief Officer and Director
of Financière Hottinguer, Intercom
Director or member of the Supervisory Board, FINAXA, Hottinguer International Fund (Luxemburg), Hottinguer International Asset Management (Luxemburg), Swiss Helvetia Fund Inc., Hottinguer US, Inc.
Non-voting member of the Board
of Didot Bottin
Chairman and CEO of SofibusChairman of the Supervisory Board of Crédit Suisse Hottinguer, Emba N V (Netherlands)
Chairman of Hottinguer Capital Corp. (US)
Vice-Chairman of Gaspee (Switzerland)
Managing Partner of Hottinguer & Cie (Zurich)
Senior Chief Officer and Director
of Intercom
Director or member of the Supervisory Board, FINAXA, Investissement
Provence SA, Hottinguer International Fund (Luxemburg), Hottinguer International Asset Management (Luxemburg), Swiss Helvetia Fund Inc., Hottinguer US, Inc.
Non-voting member of the Board
of Didot Bottin
Chairman and CEO of Sofibus
Chairman of the Supervisory Board of Crédit Suisse Hottinguer
, Emba N V (Netherlands)
Chairman of Hottinguer Capital Corp. (US)
Vice-Chairman and director
of Financière Hottinguer
Vice-Chairman of Gaspee (Switzerland)
Managing Partner of Hottinguer &
Cie (Zurich)
Senior Chief Officer and Director
of Intercom
Director or member of the Supervisory
Board, of FINAXA, Investissement
Provence SA, Hottinguer International Fund (Luxemburg), Hottinguer International Asset Management (Luxemburg), Swiss Helvetia Fund Inc., Hottinguer US, Inc.
Non-voting member of the Board of Didot Bottin

Chairman and CEO of Schneider Electric
Director or member of the Supervisory
Board, AXA Assurances Vie Mutuelle, AXA Assurances IARD Mutuelle, AXA Courtage Assurance Mutuelle, FINAXA, Vivendi Universal,
Groupe Norbert Dentressangle
Non-voting member of the Board of Fimalac	Chairman and CEO of Schneider Electric
Vice-Chairman of AXA Assurances Vie Mutuelle, AXA Assurances IARD Mutuelle, AXA Courtage Assurance Mutuelle
Director or member of the Supervisory
Board, FINAXA, Vivendi Universal,
Groupe Norbert Dentressangle
Non-voting member of the Board of Fimalac
Chairman and CEO of Schneider Electric
Director or member of the Supervisory
Board, AXA Assurances Vie Mutuelle, AXA Assurances IARD Mutuelle, AXA Courtage Assurance Mutuelle, FINAXA, Vivendi Universal,
Groupe Norbert Dentressangle
Chairman and CEO of Schneider Electric
Director or member of the Supervisory
Board, AXA Assurances Vie Mutuelle, AXA Assurances IARD Mutuelle, AXA Courtage Assurance Mutuelle, AXA Conseil Vie Assurance Mutuelle, FINAXA, Vivendi Universal, Groupe Norbert Dentressangle, ANSA, CNRS

Name Present principal occupation or employment	First appointment	Term of office	2005
Gérard Mestrallet Chairman and CEO of Suez	January 1997	April 2007	Chairman and CEO of Suez
Chairman: Suez Environnement,
Suez-Tractebel (Belgium), Electrabel (Belgium)
Vice-Chairman: Hisusa (Spain), Sociedad
General de Aguas de Barcelona (Spain) Director or member of the Supervisory
Board: Compagnie de Saint-Gobain,
			Pargesa Holding S.A. (Switzerland)
Michel Pébereau Chairman of the Board of Directors of BNP Paribas	January 1997	April 2009	Chairman of the Board of Directors of BNP Paribas Director of member of the Supervisory
Board: Saint Gobain, Total Lafarge,
BNP Paribas UK (United Kingdom),
Banque Marocaine pour le Commerce et
			l’Industrie (BMCI) Non-voting member of the Board: Galeries Lafayette
Mrs Dominique Reiniche Chairman Europe of The Coca-Cola Company	April 2005	April 2009	Chairman Europe of the The Coca-Cola Company Director of Essilor Member of the Advisory Board of ING Direct and of the Executive committee of the MEDEF
Ezra Suleiman Professor of Politics and Chair of the Committee for European Studies, Princeton University (US)	April 2003	April 2007	Professor of Politics and Chair of
the Committee: for European Studies,
Princeton University (United States) Associate Professor: Institut d’Etudes Politiques (Paris) Member of the Management Committee: Institut Montaigne, Centre Américain,
			Institut d’Etudes Politiques (Paris) Member of the Editorial Committee: Comparative Politics, La Revue des Deux Mondes and Politique Internationale
Jacques Tabourot Member of the Supervisory Board of AXA, representing the employee-shareholders	April 2004	April 2008

2004	2003	2002	2001
Chairman and CEO of Suez
Chairman of Suez Environnement, de Suez-Tractebel (Belgium), Electrabel (Belgium)
Vice-Chairman of Hisusa (Spain),Sociedad General de Aguas de Barcelona(Spain)
Director or member of the Supervisory Board: Crédit Agricole S.A., Compagnie de Saint-Gobain, Taittinger Pargesa Holding S.A. (Switzerland)
Chairman and CEO of Suez
Chairman of Suez-Tractebel (Belgium), Hisua (Spain)
Vice-Chairman of Sociedad General de Aguas de Barcelona (Spain) Director or member of the Supervisory Board: Crédit Agricole S.A., Compagnie de Saint-Gobain, Taittinger Pargesa Holding S.A. (Switzerland), Electrabel (Belgium)
Chairman and CEO of Suez
Chairman of Société Générale de Belgique (Belgium), Tractebel (Belgium)
Vice-Chairman of Hisusa (Spain), Sociedad General de Aguas de Barcelona (Spain)
Director or member of the Supervisory Board: Crédit Agricole S.A., Compagnie de Saint-Gobain, Taittinger, Pargesa Holding S.A. (Switzerland)
Chairman and CEO of Suez
Chairman of Société Générale de Belgique (Belgium), Tractebel (Belgium)
Vice-Chairman of Hisusa (Spain) ,Sociedad General de Aguas de Barcelona(Spain)
Director or member of the Supervisory Board: Crédit Agricole S.A., Compagnie de Saint-Gobain, Pargesa Holding S.A. (Switzerland), Casino, Metropole Television M6, Sagem, Société du Louvre
Permanent representative of Fided at the Monde Entreprise’s board, of Sperans at the Fimalac’s board

Chairman of the Board of Directors of BNP Paribas
Director of member of the Supervisory Board: Saint Gobain, Total Lafarge, BNP Paribas UK (United Kingdom), Banque Marocaine pour le Commerce et l’Industrie (BMCI)
Non-voting member of the Board:Galeries Lafayette
Chairman of the Board of Directors of BNP Paribas
Director of member of the Supervisory Board: Saint Gobain, Total Lafarge,Dresdner Bank AG Francfort (Germany),BNP Paribas UK (United Kingdom)
Non-voting member of the Board: Galeries Lafayette
Président-Directeur Général de BNP Paribas
Director of member of the Supervisory Board: Saint Gobain, Total Fina Elf, Lafarge, Dresdner Bank AG (Germany), BNP Paribas UK (United Kingdom)
Non-voting member of the Board: Galeries Lafayette
Président-Directeur Généralde BNP Paribas
Director of member of the Supervisory Board: Galeries Lafayette, Compagnie Saint Gobain, Total Fina Elf, Lafarge
Permanent representative of BNP Paribas at Renault and Dresdner Bank AG’s boards (Germany)

Chairman of Coca-Cola Enterprises – Groupe Europe Member of the Advisory Board of ING Direct	Chairman of Coca-Cola Enterprises – Groupe Europe	Chairman and CEO of Coca-Cola Entreprise Vice-Chairman of Coca-Cola Enterprises-Groupe Europe	Chairman and CEO of Coca-Cola Entreprise
Professor of Politics and Chair ofthe Committee: for European Studies, Princeton University (United States)
Associate Professor:Institut d’Etudes Politiques (Paris)
Member of the Management Committee: Institut Montaigne, Centre Américain,Institut d’Etudes Politiques (Paris)
Member of the Editorial Committee: Comparative Politics, La Revuedes Deux Mondes and Politique Internationale	Professor of Politics and Chair of the Committee: for European Studies, Princeton University (United States)
Associate Professor: Institut d’Etudes Politiques (Paris)
Member of the Management Committee: Institut Montaigne, Centre Américain, Institut d’Etudes Politiques (Paris)
Member of the Editorial Committee: Comparative Politics, La Revue des Deux Mondes and Politique Internationale

Expertise and experience of the Supervisory Board members

Claude Bébéar
1958: Joined Anciennes Mutuelles, an insurance company in Rouen where he remained until 1975 working his way through various divisions of the company.
1964 – 1966: Was sent on assignment to Canada where he created the life insurance division Provinces Unies, a Canadian subsidiary of the Anciennes Mutuelles group.
1975: Was appointed Chief Executive Officer of Anciennes Mutuelles (which was renamed Mutuelles Unies in 1978). Created l’Ancienne Mutuelle de Réassurance – l’AMré – which later became AXA RE.
1982: Chairman of Mutuelles Unies and Chairman of Groupe Drouot.
1985: Chairman of GIE AXA at its founding.
1990 – 2000: Chairman and Chief Executive Officer and Chairman of the Management Board of AXA (1997/2000).
Since May 2000: Chairman of the AXA Supervisory Board.

Jean-René Fourtou
1963: Management Consultant of Organization Bossard & Michel.
1972: Chief Executive Officer of Bossard Consultants.
1977: Chairman and Chief Executive Officer of Groupe Bossard.
1986 – 1999: Chairman and Chief Executive Officer of Rhône-Poulenc Group which became Aventis.
12/1999 – 05/2002: Vice-Chairman and Chief Executive Officer of Aventis.
Honory Chairman of Aventis and member of the Supervisory Board of Aventis, and director of Sanofi-Aventis.
07/2002 – 04/2005: Chairman and Chief Executive Officer of Vivendi Universal.
Since April 2005: Chairman of the Vivendi Universal Supervisory Board.

Léo Apotheker
1978 – 1980: Senior Controller, Finance Department – Hebrew University.
1980 – 1981: Operations Director – Altex GmbH.
1981 – 1984: Finance Manager – S.W.F.T. s.c.
1984 – 1987: European Operations Director – Mc Cormack & Dodge.
1988 – 1991: Chairman and Chief Executive Officer of SAP France & Belgium.
1991 – 1995: Co-Founder President & CEO de ECSoft BV. Since 1995: SAP AG.

1995 – 1997: Chairman, France.
1997 – 1998: Chief Executive Officer– South West Europe.
1999 – 2000: Chairman EMEA (except Germany).
2000: Chairman EMEA (Europe, Middle East and Africa). Member of the Extended Management Board of SAP AG.
April 2002: Chairman, Global Field Operations of SAP AG.
Since July 2002: President, Customer Solutions & Operations. Member of the Executive Committee of SAP AG.

David Dautresme
1982 – 1986: Chairman and Chief Executive Officer of Crédit du Nord.
1986 – 1999: General Partner of Lazard Frères.
Since 1979: Senior Advisor of Lazard Frères.

Jacques de Chateauvieux
1975 – 1977: Management auditor – Union des Transports Aériens.
1977 – 1979: Consultant – Boston Consulting Group.
Since 1979: Chairman and Chief Executive Officer of Groupe Bourbon, then BOURBON (2005).

Anthony Hamilton
1968 – 1978: Worked in London and New York for the investment bankers Schroders, Morgan Grenfell, and Wainright.
1978: Joined Fox-Pitt, Kelton – CEO 1994 – 2003.
1993: Non-executive Director of AXA Equity and Law, (Chairman, 1995).
1997: Non-executive Director of AXA UK.
1999 – 2003: Product Unit Head of Swiss Re.
End of 2004: Resignation as a Director of Fox-Pitt, Kelton Group Ltd (UK) and of Fox-Pitt, Kelton Limited (UK).
Since September 2000: Chairman of AXA UK plc.

Henri Hottinguer
1962: Joined the Banque Hottinguer.
1965: Was appointed Associé-Gérant of the bank then was appointed Chairman or director of various companies.
1982 – 1987: Chairman and Chief Executive Officer of Compagnie Financière Drouot.
March 1990: Chairman and Chief Executive Officer of Banque Hottinguer.
End of 1997 / December 2004: Chairman of the Supervisory Board of Crédit Suisse Hottinguer.
Since 1969: Chairman and Chief Executive Officer of Sofibus (Société Financière pour le Financement de Bureaux et d’Usines).

Henri Lachmann
1963: Began his carreer with the international consulting firm Arthur Andersen.
1970: Joined the Compagnie Industrielle et Financière de Pompey.
1976: Chief Executive Officer of the Compagnie Industrielle et Financière de Pompey.
1981 – 1998: Chairman and Chief Executive Officer of Financière Strafor, which later became Strafor Facom.
Since 1996: Director of Schneider Electric SA.
Since February 1999: Chairman and Chief Executive Officer of Schneider Electric SA.

Gérard Mestrallet
1984: Joined Compagnie de Suez as Vice-President, Special Projects.
1986: Executive Vice-President Industry. February
1991: Executive Director and Chairman of the Management Committee of Société Générale de Belgique.
1995: Chairman and Chief Executive Officer of Compagnie de Suez.
June 1997: Chairman of the Management Board of Suez Lyonnaise des Eaux.
Since May 4, 2001: Chairman and Chief Executive Officer of Suez.

Michel Pébereau
1967: Auditor at the Treasury.
1970 – 1974: Project leader and then Adviser to the Cabinet of the Finance Minister (Valéry Giscard d’Estaing).
1971 – 1982: Project leader, and then, sub-Manager, Assistant Manager and Head of the public revenue Department of the Finance Ministry.
1978 – 1981: Head of the Finance Minister’s Cabinet (René Monory), then Project leader to the Minister.
1982 – 1987: Chief Executive Officer of Crédit Commercial de France.
1987 – 1993: Chairman and Chief Executive Officer of Crédit Commercial de France.
1993 – 2000: Chairman and Chief Executive Officer of Banque Nationale de Paris.
2000 – 2003: Chairman and Chief Executive Officer of BNP Paribas.
Since 2004: Chairman of the Board of Directors of de BNP Paribas.

Mrs Dominique Reiniche
1978 – 1981: Assistant Product Manager -Procter & Gamble.
1981 – 1983: Product Manager - Procter & Gamble.
1983 – 1986: Associate Advertising Manager - Procter & Gamble.
1986 – 1992: Marketing & Strategy Manager – Kraft Jacobs Suchard.
1992 – 1994: Marketing & Responsable “Compte-clé” Manager – Coca-Cola Entreprise.
1994 – 1997: Commercial & Operational Marketing Manager – Coca-Cola Entreprise.
1997 – 1998: Assistant Chief Executive Officer – Coca-Cola Entreprise.
1998 – 2002: Chairman and Chief Executive Officer – Coca-Cola Entreprise.
2002 – 2003: Vice-Chairman of Coca Cola Enterprises – Europe Group.
2003 – 2005: Chairman of Coca-Cola Enterprises – Groupe Europe.
Since May 2005: Chairman Europe of The Coca-Cola Company

Ezra Suleiman
1973 – 1979: Professor at the University of California, Los Angeles.
Since September 1979: Professor of Political Sciences at the University of Princeton (IBM chair).

Jacques Tabourot
1972 – 1978: Auditor to Deloitte, then Frinault Fiducaire.
1978 – 1986: Assistant to the accounting Manager then Accountant Manager of Secours.
1986 – 2003: Responsible of the AXA consolidation then Manager of the Accounting Department of AXA Group.
Since April 1st, 2003: Cadre de réserve of AXA.
1990 – 2005: Lecturer for masters in banking and finance at Université Panthéon-Assas Paris II.
Since April 2004: Member of the AXA Supervisory Board, representing the employee-shareholders.

Service contracts between the AXA Group and members of the Supervisory Board
To date, no service contracts have been entered into between a member of the AXA Supervisory Board and AXA or one of its subsidiaries whose terms call for the payment of a benefit or entitlement of any kind.

Self-review of the Supervisory Board activity
The Supervisory Board understands the importance of self-review.

In addition to the ongoing dialogue between members concerning Supervisory Board operations, the Supervisory Board conducted its first annual self-review in late 2002. This process involves individual interviews and a specially devised questionnaire.

An analysis by the Supervisory Board of the results of the first self-review had highlighted the quality of the dialogue and debates between Supervisory Board members, the Group’s executive officers and the Management Board. The efficiency of Supervisory Board and Committee meetings had also emerged as a strong point. Areas for improvement had also been noted, and these were addressed in 2003 and 2004. In particular, it was felt that the Supervisory Board needed to broaden its profile in terms of member nationality and recruit younger members.

In early 2006, the Supervisory Board once again started a new self-review process, asking its members to complete a questionnaire on the following subjects:

– the Board’s structure and composition;

– the Board’s relationship with the Management Board and Group Management;

– the organization and operation of the Board, of the Finance Committee, of the Audit Committee, of the Selection, Governance and Human Resources Committee and of the Compensation Committee (in terms of the quality of the information received, discussion and issues covered);

– the Supervisory Board’s internal regulations;

– the process and level of Board compensation.

In their responses to the questionnaire, the Supervisory Board members stressed the following points: the Supervisory Board functions well, formal discussions among members of the Board are of high quality and a spirit of professionalism and teamwork reigns.

Supervisory Board Committees
The Board benefits from the work of the Audit Committee, the Finance Committee, the Selection, Governance and Human Resources Committee as well as the Compensation Committee.

Each Committee issues opinions, proposals and recommendations and is empowered to undertake or commission studies on subjects to be presented to the Supervisory Board. Each Committee may invite outside participants to attend its meetings.

Committee Chairmen reports on completed committee work at the next scheduled Supervisory Board meeting.

The role, organization and operating procedures of each Committee are set forth in the Supervisory Board’s Internal Regulations.

Audit Committee
On December 31, 2005, the Audit Committee had five members, all of whom would be considered independent according to the criteria contained in the Bouton report and in the Sarbanes-Oxley Act. They were David Dautresme (Chairman), Jacques de Chateauvieux, Henri Lachmann, Gérard Mestrallet and Ezra Suleiman.

On February 27, 2006, Anthony Hamilton was appointed to this committee while Gérard Mestrallet left it.

The Audit Committee met 7 times in 2005. The overall attendance rate was 75%.

Under the rules of procedure (“Règlement Intérieur”) of the Supervisory Board and the Charter of the Audit Committee approved by the Supervisory Board, the Committee’s missions are as follows:

– To review the Company’s interim and annual financial statements before they are presented to the Supervisory Board, as well as examine some of the financial disclosures released by the Company at the end of each reporting period.

– To control the appointment of the Company’s independent auditors, and review audit programs,

findings and recommendations, as well as any actions taken in light of these recommendations; the Committee works with the Management Board and Group Internal Audit to review the Internal Audit Guidelines (for subsidiaries) and the structure of internal audit operations; it assesses the independence of independent auditors by examining their relationships with the AXA Group and, in particular, by verifying the completeness of invoices submitted for audit work; it supervises the subject and performance of outside audits when the assignment does not pertain to financial statement audits (in particular support for the implementation of new accountings standards); it reviews the appointment and replacement of independent auditors for Group subsidiaries; and the Audit Committee also may be asked by the Management Board or the independent auditors to examine matters or events that expose the AXA Group to a significant risk.

– To review the accounting rules in force at AXA, and review any proposed changes in method, policy or principle.

– To review the program and aims of AXA’s Internal Audit Department, as well any findings or reports issued by this Department or by outside audit firms. It may commission internal or external audits as needed and monitors the execution of internal controls.

– To notify Company management and, if it deems necessary, the shareholders, of any issue likely to have a material impact on the Group’s net worth or financial condition.

– To consider any matter it deems necessary, and report the findings to the Supervisory Board.

Finance Committee
The Finance Committee had four members on December 31, 2005, one of whom met the independence criteria: Claude Bébéar (Chairman), Henri Lachmann, Michel Pébereau and Jacques Tabourot.

The Committee met 3 times in 2005. The global attendance rate was 62%.

The Finance Committee:

– examines the Group’s financial structure and reviews the broad outlines governing AXA’s asset management policy;

– examines plans to sell real-estate or equity interests whose appraised value exceeds the authorizations granted to the Management Board by the Supervisory Board;

– reviews all material financial transactions involving AXA that are put forth by the Management Board;

– examines all acquisition plans over €500 millions.

Selection, Governance and Human Resources Committee
The Selection, Governance and Human Resources Committee had four members on December 31, 2005, including two independent members: Jean-René Fourtou (Chairman), Gérard Mestrallet, Michel Pébereau and Ezra Suleiman.

The Committee met 4 times in 2005. The global attendance rate was 78%.

The Selection, Governance and Human Resources Committee:

– formulates recommendations to the Supervisory Board on appointments to the Supervisory Board or the Management Board, including their respective chairmen and vice-chairmen, as well as on all appointments to the Supervisory Board’s special-purpose Committees, including their respective Chairmen;

– is notified of the appointments of AXA’s main executive officers, in particular members of the Executive Committee;

– is notified of AXA’s strategy in terms of Human Resources management.

Compensation Committee
The Compensation Committee had five members on December 31, 2005, including four independent members: Henri Hottinguer (Chairman), David Dautresme, Jean-René Fourtou, Anthony Hamilton and Gérard Mestrallet.

On February 27, 2006, Jean-René Fourtou left this Committee.

The Committee met twice in 2005. The global attendance rate was 78%.

The Compensation Committee:

– makes recommendations to the Supervisory Board on compensation levels for Management Board members, on the amount of directors’ fees to be submitted to a vote by the shareholders, and on proposed stock options grants to members of the Management Board;

– issues an opinion on Management Board recommendations related to the policies and procedures governing executive pay and the Company’s proposed stock option grants to employees;

– is informed by the Management Board of compensation levels set by the boards of AXA Group subsidiaries.

Management Board

Composition and operating procedures The Management Board is the Company’s collegial decision-making body.
The Management Board holds weekly meetings to discuss Group strategy and operations.
It operates in accordance with a set of Internal Regulations.

Acting on the recommendation of its Selection, Governance and Human Resources Committee, the Supervisory Board voted on December 21, 2005 to reappoint the members of the Management Board to a three-year term of office, effective January 14, 2006.

The current term of office will come up for renewal in January 2009.

The members of the Management Board are:

– Henri de Castries (51), Chairman.

– Claude Brunet (48), Transversal Operations and Projects, Human Resources, Brand and Communication.

– Christopher Condron (58), Insurance in the United States and AllianceBernstein.

– Denis Duverne (52), Finance, Control and Strategy.

– François Pierson (58), Insurance in France, Large Risks, Assistance and AXA Canada.

Each Management Board member is assigned responsibility for a specific aspect of Company management.
Members of the Management Board devote their time exclusively to the management of the Group.

Positions held by the Management Board members within Group subsidiaries

Member of the Management Board	Position within Group Subsidiaries
Henri de Castries - Chairman	Chairman of the Board of Directors:
AXA Assurances IARD Mutuelle
AXA Assurances Vie Mutuelle
AXA Courtage Assurance Mutuelle
AXA Financial Inc. (United States)
Director or member of the Supervisory Board:
AXA France IARD
AXA France Vie
AXA Konzern AG (Germany)
AXA UK Plc (United Kingdom)
AllianceBernstein Corporation (United States)
AXA Equitable Life Insurance Company (United States)
AXA Belgium (Belgium)
AXA Holdings Belgium (Belgium)
AXA America Holdings Inc. (United States)
MONY Life Insurance Company (United States)
MONY Life Insurance Company of America (United States)
Claude Brunet	Chairman: AXA Technology Services (SAS)
Chairman of the Management Board: GIE AXA Université
Director or member of the Supervisory Board:
AXA Group Solutions
AXA RE
GIE AXA Group Solutions
AXA Konzern AG (Germany)
AXA Japan Holding Co., Ltd (Japan)
AXA Aurora Ibérica S.A. de Seguros y Reaseguros (Spain)
AXA Aurora Vida S.A. de Seguros y Reaseguros (Spain)
AXA Aurora S.A. (Spain)
AXA Business Services (India)
Permanent representative of AXA to the board of AXA Cessions
Christopher Condron	Director, President and CEO of AXA Financial Inc. (United States)
Director, Chairman of the Board, President & Chief Executive Officer:
AXA Equitable Life Insurance Company (United States)
AXA Financial Services, LLC (United States)
MONY Life Insurance Company (United States)
MONY Life Insurance Company of America (United States)
Director, Chairman of the Board & Chief Executive Officer:
AXA Life and Annuity Company (United States)
AXA Distribution Holding Corporation (United States)
MONY Financial Services, Inc. (United States)
Chairman of the Board and Chief Executive Officer:
MONY Holdings, LLC (United States)
Director and President: AXA America Holdings Inc. (United States)
Director:
AllianceBernstein Corporation (United States)
ACMC, Inc. (United States)
AXA Art Insurance Corporation
Central Supply Corp
Financial Services Roundtable
Member of the Management Committee: AXA Technology Services
Director and Treasurer: The American Ireland Fund

Positions held by the Management Board members within Group subsidiaries

Member of the Management Board	Position within Group Subsidiaries
Denis Duverne	Chairman and Chief Executive Officer:
AXA America Holdings Inc. (United States)
Director or member of the Supervisory Board:
AXA France IARD
AXA France Vie
AXA UK Plc (United Kingdom)
AXA Financial Inc (United States)
AXA Equitable Life Insurance Company (United States)
AllianceBernstein Corporation (United States)
AXA Assicurazioni (Italy)
AXA Italia S.p.A. (Italy) AXA Belgium (Belgium)
AXA Holdings Belgium (Belgium)
MONY Life Insurance Company (United States)
MONY Life Insurance Company of America (United States)
François Pierson	Chairman and Chief Executive Officer:
AXA France IARD
AXA France Vie
Chairman:
AXA France Assurance (SAS)
Chairman of the Board of Directors:
AXA Corporate Solutions Assurance
Director:
AXA Assurances IARD Mutuelle
AXA Assurances Vie Mutuelle
AXA Courtage Assurance Mutuelle
AXA Canada Inc. (Canada)
AXA Japan Holdings Ltd (Japan)
AXA-ONA (Morocco)

Expertise and experience of the Management Board members

Henri de Castries
1980 – 1984: French Finance Ministry Inspection Office where he audited government agencies.
1984 – 1989: French Treasury Department where he played an active role in several privatizations. 1989: Joined AXA’s corporate finance division.
1991: AXA’s Corporate Secretary, responsible for dealing with the legal aspects of the reorganization and merger of Compagnie du Midi with and into the AXA Group.
1993 – 2000: Senior Executive Vice President for the Group’s asset management, financial and real-estate businesses. In 1994, he assumed the additional role of overseeing North American and UK operations. In 1996, he played an active role in preparing for the UAP Merger. In 1997, he was appointed Chairman of the Equitable Companies (wich later became AXA Financial).
Since May 2000: Chairman of the AXA Management Board.	Claude Brunet
1988 – 2001: Ford.
1991 – 1992: Corporate Sales Manager of Ford Switzerland.
1992 – 1993: Corporate Sales Manager of Ford France.
1993 – 1996: Chairman and Chief Executive Officer of Ford Belgium.
1996 – 2001: Chairman and Chief Executive Officer of Ford France.
April 2001: Joined the AXA Group as a Member of the Executive Committee.
Since February 2002: Member of the AXA Management Board, in charge of Transversal Operations, Communication & Human Resources.

Christopher Condron
1989: Head of the Private Client Group of The Boston Company, now Mellon Private Asset Management.
1993: Executive Vice President of Mellon.
1994: Vice-Chairman of Mellon.
1995: Assumed responsibility for The Dreyfus Corporation as Chairman & Chief Executive Officer.

1998: President and Chief Operating Officer of Mellon Bank N.A.
1999 – 2001: President & Chief Operating Officer of Mellon Financial Corporation.
Since May 2001: President and CEO of AXA Financial Inc. Chairman of the Board, President (since May 2002) and Chief Executive Officer of AXA Equitable Life Insurance Company.
Since July 2001: Member of the AXA Management Board.

Denis Duverne
1984 – 1986: Commercial counselor for the French Embassy in New-York.
1986 – 1988: Director fo the Corporate Taxes Department for the French Ministry of Finance.
1988 – 1991: Deputy Assistant Secretary for Tax Policy for the French Ministry of Finance.
1991 – 1992: General Secretary of Compagnie Financière IBI.
1992 – 1995: Member of the Executive Committee of Banque Colbert, in charge of operations.
1995: Joined the AXA Group. Took part in the supervision of AXA’s companies in the US and the UK. Has been closely involved in the reorganization process of AXA Companies in Belgium and the United Kingdom.
Since February 2003: Member of the AXA Management Board, in charge of Finance, Control and Strategy.

François Pierson
1974: Joined AGP and become Sales Manager.
1990: General Manager of the South-East Region of AXA Assurances and Director of Distribution in that company.
1995: Deputy Chief Executive of AXA Assurances.
1997: Chief Executive Officer of UAP Vie and of Alpha Assurances.
1998: Chief Executive Officer of AXA Conseil.
1999: Chief Executive Officer of AXA Assurances.
Since November 2001: Member of the AXA Management Board. Chief Executive Officer of AXA France, responsible of the large risks activities, of the Assistance and of AXA Canada.

Service contracts between the AXA Group and members of the Management Board
The French members of the AXA Management Board (Henri de Castries, Claude Brunet, Denis Duverne, François Pierson), corporate officers, are employed by AXA under contract.

Christopher Condron, also a member of the Management Board, corporate officer, is employed by Equitable in the United States under contract.

Absence of any conflicts of interests
AXA’s Management organs are the Supervisory and Management Boards. The members of the Management Board do not currently hold any mandates outside the AXA group. Certain members of the Supervisory Board, however, are executive officers and/or directors of companies that may have dealings from time to time with the AXA group which dealings may include extensions of credit, purchases of securities (for their own account or for third parties), underwriting of securities and/or furnishing of other types of services or goods. These dealings are generally fully negotiated and effected on arm-length terms and conditions, and consequently AXA does not believe they give rise to any potential conflicts of interests between the duties to AXA of the Supervisory and Management Boards’ members and their private interests and/or other duties.

Aside from regulated agreements, no arrangement or understanding have been entered into with major shareholders, customers, suppliers or others pursuant to which a member of the Management Board or Supervisory Board was selected.

Absence of any conviction in relation to fraudulent offences, any official public incrimination and/or sanctions, or any responsibility in a bankruptcy for the last 5 years
To the best of the Company’s knowledge, none of the members of its Management Board or Supervisory Board has been during the last 5 years (i) subject to any conviction in relation to fraudulent offences or to any official public incrimination and/or sanction by statutory or regulatory authorities, (ii) disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer, or (iii) associated as a member of the administrative, management or supervisory bodies with any company that has declared bankruptcy or been put into receivership or liquidation, provided, however, that AXA has from time to time sold, discontinued and/or restructured certain business operations and voluntarily liquidated affiliated companies in connection with these or similar transactions and certain members of AXA’s

Management Board and/or Supervisory Board may
have been associated with other companies that have
undertaken similar solvent liquidations.

Executive Committee

The Executive Committee’s principal mission is to
review and execute AXA Group’s strategy.

The Committee’s composition reflects the structure
of the AXA Group. It includes, mainly, members of the
Management Board and the CEOs of the Group’s
principal business units.

The 14 members of the Executive Committee, including 7 non French, conduct quarterly business reviews
(QBR), during which performance is reviewed. These
reviews were introduced in 2000 to provide a clear
and consistent framework for:

– reviewing operational performance and monitoring
the progress of key projects using quantifiable
standards of measurement defined in collaboration
with the Management Board;

– assessing the status of Group transversal projects;

– exchanging ideas and information on key’s Group
strategic orientations.

Executive Committee
Jean-Raymond Abat	Chairman of AXA Seguros (Spain) and head of the Mediterranean region
Alfred Bouckaert	Managing Director of AXA Belgium (Belgium) and head of the Northern Europe region
Claude Brunet	Member of the Management Board in charge of Transversal Operations and Projects, Human Resources, Communication and Brand
Henri de Castries	Chairman of the Management Board
Christopher Condron	Member of the Management Board, President and Chief Executive Officer of AXA Financial (United States)
Philippe Donnet (a)	Chief Executive Officer of AXA Japan (Japan), President of the Board of Directors of AXA RE
Denis Duverne	Member of the Management Board in charge of Finance, Control and Strategy
Hans Peter Gerhardt (b)	Chief Executive Officer of AXA RE
Dennis Holt (c)	Chief Executive Officer of AXA UK (United Kingdom)
Gerald Lieberman	President and Chief Operating Officer of Alliance Capital (United States)
Nicolas Moreau (d)	Chief Executive Officer of AXA Investment Managers
Les Owen	Group Chief Executive of AXA Asia Pacific Holdings (Australia), Head of the Asia Pacific region (excluding Japan)
François Pierson	Member of the Management Board, Chief Executive Officer of AXA France, Head of Large Risks, Assistance and AXA Canada (Canada)
Stanley Tulin	Vice Chairman and Chief Financial Officer of AXA Financial (United States)
(a) Philippe Donnet has been appointed Chairman of the AXA Japan Holding's Board as of March 2006.
(b) Hans Peter Gerhardt was appointed as Member of the Executive Committee in March 2005.
(c) Dennis Holt has retired from his executive role as Group Chief Executive of AXA UK as of June 30, 2006.
(d) Nicolas Moreau has been appointed Group Chief Executive of AXA UK. He will replace Dennis Holt. Nicolas Moreau will become Non-Executive Chairman of the Board of AXA
Investment Managers as of June 30, 2006.

Business Units and Subsidiaries Business units AXA has 9 business units, whose CEOs report directly to the Management Board and its Chairman.		in 2005 with a Corporate Governance standards in its subsidiairies designed to achieve a very substantial degree of harmonization, especially in terms of board composition and size, directors’ independence criteria, Board Committees’ role, directors’ fees.

They are listed below:	The Group Governance Standards require the Boards of AXA Group companies to establish an Audit Committee and a Compensation Committee in addition to any other Board committees that they consider necessary or appropriate for their specific businesses. The role, duties, and composition of these Committees (including the requirements for participation of independent directors) are specified in a detailed Audit Committee Standard and Compensation Committee Standard. The Audit Committee Standard requires the Audit Committee to have a significant
component of independent directors in order to ensure   that this Committee is strongly independent of management given its critical role in reviewing financial results and other financial information prepared by management, financial reporting and control processes, critical accounting policies, particular accounting issues, fraud and similar issues. In addition, the Group’s Compensation Committee Standard requires that the Compensation Committee have a minimum of one independent director to ensure a level of independent review and judgment on all senior executive compensation matters.

This standard took effect January 1st, 2006, with a 1 year transition period to provide Group companies with sufficient time to implement any necessary changes.

Name	Business unit
Jean-Raymond Abat	Mediterranean region
Alfred Bouckaert	Northern Europe region
Christopher Condron	United States
Philippe Donnet	Japan
Hans Peter Gerhardt	Reinsurance
Dennis Holt (a)	United Kingdom and Ireland
Nicolas Moreau(b)	AXA Investment Managers
Les Owen	Asia-Pacific (excluding Japan)
François Pierson	France and Assistance, Large Risks, Canada

(a) Dennis Holt has retired from his executive role as Group Chief Executive of AXA UK as of June 30, 2006.
(b) Nicolas Moreau has been appointed Group Chief Executive of AXA UK. He will replace Dennis Holt. Nicolas Moreau will become Non-Executive Chairman of the Board of AXA Investment Managers as of June 30, 2006. Dominique Carrel-Billiard, currently Senior Vice-President in charge of Business Support & Development for the asset management, the U.S. insurance activities and the reinsurance activities of the AXA Group will become Chief Executive of AXA Investment Managers as of June 30, 2006.

Subsidiaries
AXA’s main subsidiaries, whether publicly traded or not, are governed:

– by a board whose membership includes independent or non-executive directors;

– by an audit committee, whose membership also includes independent or non-executive directors.

Implementing the principles of corporate governance is a priority at AXA. In that respect, AXA has come up

Internal control procedures

Control Environment

AXA’s core Financial Protection business is about helping people manage financial risk and wealth. Making effective risk management solutions available to clients presupposes AXA’s ability to effectively control its own risks. Implementing and monitoring stringent internal control policies and procedures throughout the Group is critical to AXA’s daily operations and long-term survival.
AXA has a dual corporate governance structure that establishes and maintains a clear separation of power between management (Management Board) and supervision (Supervisory Board). AXA’s operations are organized into nine business units (BUs) whose chief executive officers report directly to the Management Board and its Chairman. The CEOs of each business unit, as well as members of the Management Board, serve mainly on the Executive Committee. This Committee meets four times a year to review Company performance during its Quarterly Business Review (QBR).

AXA promotes the establishment of a disciplined internal control environment throughout the Group, ensuring in particular that:

– Group strategy, operational objectives, reporting lines with subsidiaries and accountability for executing objectives are clear.

– The organizational structure in place is effective. AXA’s principal subsidiaries, whether traded on a public stock market or not, have appointed independent (non-executive) directors to their boards of directors and audit committees.

– Formal guidelines are in place for its businesses and operations (in particular written codes of ethics, anti-fraud and anti-money laundering policies ).

– Operating processes are subject to controls and ongoing improvement, notably via the Group-wide continuous process improvement program called AXA Way.
– AXA employees have the resources they need to operate. The corporate Human Resources Department has implemented processes for assessing and monitoring AXA employees, as well for providing training and development opportunities.

Setting and Reviewing Business Objectives

Setting business objectives and strategic planning process

The aim of AXA’s strategic planning process is to exert upstream control over major trends and the three-year forecasts developed by the Group’s main subsidiaries. Subject to various analyses and adjustments, this procedure results in a consolidated forecast that is used as the Group’s budget and forms the basis of the objectives contained in each operating unit’s annual target letter.

Each year, as part of a rigorous, interactive process, the Group’s principal operating units present the following information for each of their business segments (property/casualty insurance, life insurance, asset management, banking), with a rolling three-year outlook:

– analysis of operational and strategic positions (threats, opportunities and strategy),

– quantitative targets (revenues, expenses, profitability, productivity and quality indicators) based on a central set of economic forecasts;

– description of corresponding action plans, including HR and IT systems aspects,

– specific information depending on the Group’s priorities.

This procedure enables Group Management to exercise upstream control over the strategies, action plans and resources of its main subsidiaries, and to set targets that are consistent with its ambitions.

Role of Business Support Development (“BSD”)

As indicated above, the Group has a decentralized organization structured around nine business units.

AXA’s Management Board maintains ongoing relationships with all of these BUs through its BSD organization, which reports back to Group management on key projects being considered or under way at business unit level.

Thus, operating units draw up their strategic plans in accordance with pre-targets set by the Management Board. The BSD team prepares these pre-targets, sends them to the business units and monitors compliance.

In addition, the BSD team collects and reviews all the relevant information concerning the business model, the market position or any other issue that may be of interest to the Management Board. The BSD team passes on specific information to facilitate and monitor the execution of the strategic plan.

BSD officers also attend local boards of directors and are involved in major BU projects, such as acquisitions, partnerships and restructuring.

Risk Assessment and Management

A sophisticated risk management control has been put in place to ensure that the aforementioned objectives are met.

Through corporate bodies

Management Board and Supervisory Board
AXA has a dual governance structure. The work done by the Supervisory Board is described in the first part of this report (see section on Corporate Governance). The Management Board is the Group’s collegial management and decision-making body. To ensure that Group business is monitored between Quarterly Business Reviews, the Management Board’s five members meet weekly to discuss strategy and operations. Its members devote their time exclusively to managing the Group, and none are directors of companies outside the AXA Group.

Each Management Board member is assigned responsibility for some specific aspects of the Company’s management.

Executive Committee
In carrying out its duties, the Management Board is assisted by an Executive Committee, whose composition reflects the Group’s structure. It consists of:
– the members of the Management Board,
– the CEOs of the Group’s business units.

The Executive Committee meets quarterly as part of the QBR process set in 2000.

QBRs (Quarterly Business Reviews)
Quarterly Business Reviews are divided into two parts:
– meetings between the Management Board and each business unit,
– a meeting attended by all Executive Committee members.

In preparation for individual meetings with the Management Board, each business unit provides the Board with formal quarterly information updates on its performance, operational questions that are specific to it, and transversal issues.

In 2005, the following transversal issues were examined in detail:
– the performance of Property & Casualty operations,
– the profitability of the Life and Savings business,
– the satisfaction indicators for customers and distributors,

– the results of employee satisfaction surveys,
– the preparation and the progress of the “2012 Ambition” project.

During the actual review meeting, the Management Board compares the actual business and performance of each business unit with the targets set out in the budget and in the annual target letter. The business unit’s performance is also assessed based on the market trends, the competitive environment and regulatory issues. In this way, quarterly business reviews enable the Management Board to monitor Group operations on a regular basis.

QBRs also provide members of the Executive Committee with regular and formal opportunities to meet and discuss the Group’s strategic priorities for the years to come, to develop action plans and monitor their execution.

In addition, members of the Executive Committee share their local achievements during these daylong meetings, and efforts are made to encourage the reuse of winning practices and success stories in areas touching on the business as well as on its people.

Finally, the Executive Committee meeting is the venue for discussion on actions that need to be taken to optimize Group operations.

By internal departments

Risk Management Department
The role of Risk Management is to identify, measure and monitor the main risks to which AXA is exposed. To this end, the Risk Management Department develops and deploys a number of risk measurement, monitoring instruments and methods, including a set of standardized stochastic modeling tools.

When appropriate, this work leads to the implementation of decisions that affect the Group’s risk profile, helping to reduce the volatility of AXA’s earnings through improved understanding of the risks taken and to optimize capital allocation.

A central team, supported by local risk management teams within each operating unit, coordinates Risk Management for the AXA Group. The types of risk covered include operating risks, asset and liability risks, and asset/liability mismatch risks. The principal control processes that fall under the responsibility of the Risk Management unit are described below:

– the central Risk Management Department carries out a regular review of the insurance reserves established by property-casualty and reinsurance operating units,

– the central Risk Management Department conducts a decentralized review of risk-adjusted pricing and profitability for new products prior to launch,

– the asset/liability management policy in place at operating unit level is monitored and controlled through an annual detailed analysis of asset/ liability matching. This work is undertaken to validate the strategic allocations of invested assets. In addition, a quarterly reporting process is used to monitor portfolio developments and detect deviations from strategic asset allocations as well as with respect to benchmarks determined with asset managers,

– economic capital is estimated annually for each product line and operating unit and then aggregated at the Group level. This is one of the main uses of the stochastic modeling tools developed and implemented by the Risk Management Department. This work enables asset, liability and operational risks to be modeled together,

– credit and concentration risks in the Group’s asset portfolios (equities and bonds) are managed by the Risk Management department and aggregated at the Group level. The central Risk Management Department also monitors the corresponding exposures on a monthly basis, and ensures that local operating units comply with the concentration limits established by the Group.

Summary findings are then presented to the Management Board, for decision-making purposes when appropriate. The Supervisory Board and the Audit Committee are also informed.

Reinsurance – AXA Cessions
Property-casualty reinsurance policy is implemented by operating units with the help of AXA Cessions, a centralized unit. Operating units define their needs on the basis of cost constraints and risk exposure reduction targets. With the exception of optional reinsurance operations that are still carried out directly, risks are ceded through AXA Cessions, which operates directly in the reinsurance market. AXA Cessions has substantial expertise, particularly in carrying out actuarial analyses of the Group’s exposure to catastrophic risks. AXA Cessions manages reinsurer counterparty risk through a Security Committee.

Internal Audit
ROLE
The Group’s Internal Audit Department works on behalf of the Management Board and the Audit Committee to verify that the AXA Group’s internal audit systems are efficient and effective. All Group subsidiaries, companies, activities and projects fall within its scope.

ORGANIZATION AND RESOURCES
AXA’s internal audit organization is structured around a central Internal Audit Department that coordinates and supervises the Group’s overall internal audit system, and internal audit teams set up within Group subsidiaries. The central department operates mainly through:

– functional management of internal audit teams within operating units,

– strategic internal audit assignments.

The head of the Group’s internal audit team reports to the Management Board and, more specifically for the current operations, to the Management Board member in charge of finance. In addition, strategic internal audit assignments are carried out exclusively in accordance with the written instructions of the Management Board Chairman. The director of the Group Internal Audit Department also has a direct link with AXA’s Audit Committee, serving as its Secretary, and has a direct and regular contact with the Chairman of the Committee.

Local internal audit teams are placed under the responsibility of a Director, who reports directly to the local CEO or CFO, and also to the local internal audit committee. These local teams have functional reporting ties to the Group’s Internal Audit Department.

SCOPE OF OPERATIONS
The Group Internal Audit team fulfills its responsibilities in two ways:

– It coordinates internal audit teams, which entails establishing internal audit directives and standards, planning the work done by local teams, guaranteeing that the relevant risk-based approach is used, monitoring the quality of work and compliance with recommendations, ensuring that adequate resources are made available to internal audit teams. The Group Internal Audit Department monitors on an annual basis the internal audit teams’ performance indicators and also periodically reviews the quality of the work done.

– It carries out strategic internal audits, which are intended to determine whether the local unit managers are effectively fulfilling their planning, organizational, governance and supervisory roles.

Local internal audit teams focus mainly on identifying the risks facing their units, and on evaluating monitoring systems that may help to prevent them or limit their impact. Their field experience makes their efforts more effective.

ADMINISTRATION AND MANAGEMENT
The Group Internal Audit Department complies with a set of guidelines approved by AXA’s Management Board and Audit Committee.

The internal audit profession has its own international organization, the Institute of Internal Auditors (IIA), which has drawn up a set of international standards governing practice. These standards have been recognized by regulators and adopted by the Group Internal Audit Department. They are now progressively adopted by local internal audit teams.

RISK IDENTIFICATION
Several years ago, the Group Internal Audit Department set up a risk-based planning system for local internal audit teams based on the RAM (Risk Assessment Model) system. The aim of the RAM system is to identify each company’s risk exposure and evaluate the internal audit systems that have been adopted in order to prevent and/or limit the risks impact.

Determining the main risks faced by a business is a crucial part of the internal audit planning process, it ensures that internal audit assignments focus on those most at-risk areas. Internal and external auditors hold meetings to exchange views on the risks facing the Group and on the conclusions made in drawing up action plans.

IT Group Department
A dedicated organization has been set up to handle IT risks:

– the IT Group Department defines Group IT policy, especially with respect to security issues;

– AXA Technology Services (“AXA Tech”) is responsible for operating IT equipment and telecoms networks for 80% of the Group;

– AXA Group Solutions offers AXA subsidiaries shared IT solutions that are consistent with the Group’s general strategy;

– the IT departments of local operating units develop and maintain the software used in the business. 20% of them also manage the IT infrastructures.

The IT Group Department sets IT security standards and monitors their application.

The Management Board approves IT security policy, and is kept informed of implementation status. The IT Group Department works through TOs (Transversal Officers), who report to the Management Board and maintain ongoing relationships with all operating units, and ensure adequate reporting at the Group Management level on strategic or large-scale IT projects.

AXA Tech is responsible for ensuring that IT security policy is consistently and transparently implemented.

Group Program Department
The Group Program Department is responsible for monitoring and reducing business continuity risks. It defines continuity standards for both operations and IT systems, and monitors their implementation at operating unit level. It’s now putting in place a crisis management structure designed to cope with major discontinuity incidents. The Management Board approves the Business Continuity Management policy, and is kept informed of implementation status.

Group Customer Care and Distribution Department
The Customer Care and Distribution Department works closely with subsidiaries of the AXA Group in three areas: marketing, quality of service and distribution. Its three priority missions are described below:

– support Group strategy and develop a set of shared methods, such as the program conducted with AXA subsidiaries on service quality, the deployment of a methodology known as Customer Value Management, and the identification of significant sources of growth;

– develop a set of key performance indicators for use at the Group level and define local benchmarks, with the aim of measuring Group performance in terms of customer and distributor satisfaction, as well as customer retention and distribution network performance;

– capitalize on local best practices, knowledge and expertise in marketing, service and distribution quality to step up the pace of their broader adoption within the Group.

Group Procurement Department
In order to reduce procurement costs and achieve better control over its major outside suppliers and vendors, the AXA Group set up a Group Procurement Department to (i) build procurement expertise within AXA’s principal operating units so that procurements are made almost exclusively by professional buyers, (ii) negotiate global agreements with suppliers and vendors, and (iii) reduce the overall risk by establishing contractual and ethical standards.

The Management Board approves Group procurement strategy and is kept informed on its implementation status.

Group Legal Department (“DJC”)
The Group’s Legal Department is responsible for identifying and managing the legal risks to which the Group is exposed. It provides expertise on all significant corporate legal issues facing the Group and ensures the legal security of operations undertaken by the Group or its executives. The DJC monitors significant litigation and regulatory procedures involving the Group, and directly manages some of them involving AXA or its executives. The DJC also helps draft business critical standards and procedures, some of which being described below (anti-money laundering, Compliance Guide, off-balance sheet commitments monitoring, Group corporate governance standards, Group beneficial ownership policy…).

The Group’s main operating units have their own legal departments. Their role is to ensure the security of operations at the local level as well as compliance with local law. The DJC coordinates local legal departments and does preliminary work on decisions that impact or concern the Group.

Finance and Control Department (“DCFG”)
The role of the DCFG is described in detail in paragraph 3.3.4.

Planning, Budgets, Results and Central Department (“PBRC”)
The role of the Group’s PBRC Department is described in detail in paragraph 6 of this document.

Control Procedures

Compliance Guide
In 1990, AXA introduced a compliance and ethics guide, mainly involving bans on trading in AXA shares.

In order to comply with the Sarbanes-Oxley Act, a new Group compliance and ethics guide was adopted in February 2004 and updated in March 2006. This guide	deals with conflicts of interest, trading in the AXA shares and listed subsidiaries, confidentiality rules and the control of sensitive information, the policy for protecting and safeguarding the company’s data, and the process for dealing with employees complaints.

AXA’s compliance and ethics guide merely complements the codes in force within the Business Units. In particular, and in accordance with local regulations, these codes cover the methods used to market the Group’s products and services and its selling practices.

The Group’s scale, along with its focus on sustainable development, the increasing interest shown by governments in selling practices, and the fact that inadequacies have been revealed on several occasions, has prompted the Group to increase the resources it allocates to controlling the quality of its marketing methods and selling practices.

Anti-fraud and anti-money laundering procedures
AXA is strongly committed to the fight against money laundering in all of its business locations. The Group’s anti-money laundering strategy is set out in a set of guidelines that has been approved by the Management Board and Supervisory Board and distributed widely within the Group.

In accordance with these guidelines, each operating unit has developed procedures based on certain general principles in addition to the applicable local regulations. The “know your customer” principle is crucial, and underlies all transactions. Particular attention is paid to transactions made in cash or any equivalent monetary instrument. Procedures are regularly reviewed and adjusted on the basis of acquired experience.

A network of correspondents involved in the fight against money laundering has been set up to coordinate actions and distribute important information. In France, an organization has been set up to ensure efficient collaboration with TRACFIN.

As far as the fight against internal fraud is concerned, a formal policy has been put into place and a network of correspondents dedicated to this task has been set up. Internal fraud has been divided up into four specific categories: Fraudulent Financial Reporting; Misappropriation of Assets; Improper or Fraudulent Financial Activity; Fraudulent Conduct by the Management.

Monitoring of financial commitments
Financial commitments are monitored as part of the consolidation process, under which each subsidiary transmits information to the PBRC.

AXA’s financial commitments fall into three main categories.

COLLATERAL, SECURITIES, PLEDGES AND GUARANTEES
These commitments are governed by the Supervisory Board’s internal regulations, which set an authorized annual limit, along with limits for each type of commitment. They are also subject to a specific procedure. The DJC and DCFG are responsible for supervising these commitments, and in particular for analyzing their legal nature, arranging their prior validation by management, and monitoring their execution. Most of these commitments are granted to subsidiaries and relate to loan guarantees on behalf of other Group entities or third parties.

DERIVATIVE INSTRUMENTS
In managing interest rate and exchange rate risk, the DCFG is authorized to use derivative instruments, mainly interest rate and currency swaps, currency futures, options, caps and floors. These instruments, which may be either standard or structured, are used as part of strategies described and authorized by the Supervisory Board’s Finance Committee. Persons authorized to commit the company and carry out such transactions are listed on an approval form which is distributed to the banking counterparts.
The DCFG is organized in such a way as to separate the responsibilities of the team in charge of initiating derivatives transactions from those of the team responsible for monitoring related risks. Derivative transactions are valued on a daily basis by the Company. At the end of each half year period, valua-

tions are double-checked by an external banking institution for each and every single transaction.

Whenever a hedging strategy is implemented, the DCFG comes up, if needed, with the necessary documentation and efficiency testing for the hedging instruments’ bookkeeping.

OTHER COMMITMENTS
The DCFG is responsible for determining the required amount of committed credit facilities. At the consolidated level, it also ensures that the conditions and the contract terms are favorable to the Group and, in particular, that they do not contain any significant constraints that may result in resources becoming payable in advance of their scheduled maturity. Detailed information about off-balance sheet commitments can be found in the appendix to the Company’s annual financial statements.

Management of the Group financial structure
The Supervisory Board’s Finance Committee and the Management Board are regularly informed by the CFO of all major projects and changes relating to the management of the Group’s consolidated financial position, and examine reports and three-year forecasts periodically. These forecasts, which factor in extreme financial market swing scenarios, are also updated monthly and presented as part of the Group Management performance indicators.

In addition, the Finance Committee validates the risk analysis methods, measurement standards and action plans that allow the Group to maintain a solid financial position. It also determines the scope of action of the Management Board.

Working in close collaboration with local finance teams, the DCFG (i) defines and manages subsidiaries’ capital adequacy; (ii) defines and manages the Group’s liquidity policy; and (iii) coordinates and centralizes the Group’s financing policy.

MONITORING GROUP AND SUBSIDIARY CAPITAL ADEQUACY
Local solvency regulations
Each subsidiary’s Finance Department is responsible for producing regulatory information and for liaising with local regulators.

As part of the recurrent capital allocation process, each subsidiary sends a report to the DCFG on every interim reporting period, enabling the latter to verify the subsidiaries’ capital adequacy with respect to local regulatory constraints.

In addition, subsidiaries carry out simulations that take into account their regulatory requirements using extreme scenarios concerning assets (market value of equities and interest rate movements). For every interim reporting period, these simulations are consolidated by the DCFG, enabling the latter to measure each subsidiary’s financial flexibility.

Consolidated solvency
The AXA Group is subject to regulations that require additional monitoring for insurance companies. Consequently, the PBRC Department calculates an adjusted solvency margin on the basis of the Group’s consolidated financial statements. This information is transmitted to the CCA (the French insurance industry supervisory Commission).

The DCFG also maintains a three-year forecast of the Group’s consolidated solvency margin at all times, using extreme equity market and interest rate scenarios.

LIQUIDITY RISK MONITORING AND MANAGEMENT
The liquidity risk is managed by AXA’s various operating units. The DCFG monitors this risk at the consolidated level, carrying out standardized measurements of the maturity of resources available to each local operating unit that may carry a significant risk. To this end, the DCFG has devised formal principles for monitoring and measuring resources, along with liquidity risk management standards:

– Liquidity is managed centrally and conservatively by the DCFG, using long-term and mainly subordinated debt facilities. In addition, a significant amount of unused confirmed medium-term credit facilities is maintained as a back-up at all times.

– “GIE AXA Trésorerie Europe”, an inter-company partnership (GIE), carries out centralized cash management for AXA operating units in the eurozone, using Group standards designed to ensure liquidity due to the profile of invested assets, particularly through the ownership of a significant portfolio of assets defined as eligible by the European Central Bank (ECB).

– A liquidity back-up plan at the Group level also provides AXA with the ability to withstand a liquidity crisis.

GROUP FINANCING POLICY AND MANAGEMENT OF CONSOLIDATED DEBT
To ensure that the Group has ample financial flexibility, the DCFG liaises with AXA subsidiaries to coordinate consolidated debt, and also manages this debt in terms of interest rate and exchange rate risk. The DCFG has devised formal principles for managing and measuring resources in terms of interest rate and exchange rate risk, with the aim of maintaining a standardized consolidated position. To this end, it relies on information transmitted by subsidiaries. An accounting reconciliation is carried out at six-month intervals.

Debt ratios are managed to ensure that they remain compatible with the Group’s financial strength rating targets, even in adverse circumstances of rising interest rates and falling profits. These ratios, as well as the repayment schedule and debt service costs, are managed on the basis of a three-year plan.

Evaluation and Testing of Internal Controls
Each year the Group conducts a [review] of its internal controls over financial reporting and its disclosure controls and procedures as part of an internal due diligence process designed to support annual certifications required to be filed with the United States Securities and Exchange Commission (“SEC”) by AXA’s Chief Executive Officer and Chief Financial Officer under Section 302 of the US Sarbanes Oxley Act (“Sarbanes”). AXA is subject to Sarbanes as a result of its listing on the New York Stock Exchange. In addition to this [review], the Group has been engaged over the last several months in a comprehensive exercise of evaluating, documenting and testing its internal controls over financial reporting in preparation for a formal audit of its internal controls that will be required for year-end 2006 under Section 404 of Sarbanes.

Information and Communication

Investor Relations
The quality of financial and accounting information depends upon the production, review and validation of financial information between the different services of the Group Finance Department, and on the principle of having a single source of information. With very few exceptions, all financial information reported by the Company comes from the PBRC Department. Exceptions arise periodically when the financial markets request management information that does not originate from the Group’s accounting and financial consolidation systems.

Financial and accounting information is monitored in different ways depending on the medium used, with the aim of enhancing disclosures in both qualitative and quantitative terms:

Financial communication media (press releases, press and financial market presentations, etc.) Information issued via these media is produced by the Investor Relations, and is intended to give a clear and intelligible overview of the Company’s business and operations (merger and acquisition, financing…) during a given period. It is reviewed and validated by the Finance Department and the Legal Department prior to submission for approval to the Management Board. Press releases concerning financial statements are reviewed by the Supervisory Board. The outside auditors also review press releases concerning annual and half-year accounts closings. The Group Financial Communications Department coordinates relations with analysts and with AXA Group investors.

Legal documents (Document de Référence)
Several departments within AXA (Investor Relations, Internal Communication and Legal Departments) are involved in preparing these documents. PBRC Department coordinates their preparation and ensures the overall consistency of the information contained in them. Each contributor works to ensure that documents comply with standards and are clear. They are submitted for approval to the Management Board.	All information contained in these legal documents is also audited by the outside Auditors in accordance with professional standards applicable in France.

Communication, Brand and Sustainable Development
The Communication, Brand and Sustainable development Department defines the Group policy in terms of internal communication, brand and commercial communication, press relations (tools and support), sustainable development, communication to individual shareholders and corporate sponsorship. It has the needed resources to release accurate and reliable information and manage the image impairment risk. In addition to that, it ensures that information flows smoothly and is shared throughout the AXA Group. To achieve this aim, it uses a variety of media, including a global electronic messaging system, internet and intranet, document databases as well as regular in-house publications.

Ongoing Assessment of and Improvement in Internal Control Procedures

Evaluating corporate governance structures
The Supervisory Board and some of its specialized Sub-Committees use regular self-assessment as a mean to improve performance. The procedures used to evaluate the Supervisory Board and its Committees are described in the first section of this report. The Supervisory Board evaluates the Management Board through its ongoing supervision of the latter’s management of the Company.

AXA Way
In 2002, AXA launched AXA Way, its continuous process improvement program designed to optimize customer service quality, increase market share and develop distribution. A common method for selecting, monitoring and measuring projects has been defined by a central unit, which is also responsible for training local AXA Way teams. Local operating units develop AXA Way projects with the support of an AXA Way Leader, and the local CEO (who is also a member of the Executive Committee) always serves as project sponsor. While these projects are carried out on the basis of the aforementioned Group method, it is sufficiently flexible and can be adapted to take local issues into account.

Self-assessment (scorecards)
Self-assessments (scorecards) are carried out regularly in areas that are keys to the Group’s business (IT security, IT governance, property-casualty insurance, life insurance, distribution, etc.).

“Scope” survey to the Group’s employees
Since 1993, AXA has conducted periodic surveys that encourage its employees to express their views on issues such as their work environment and the way their company treats them. Survey findings are communicated to all AXA employees, and serve as the basis of a formal dialogue with management that leads to the development of targeted action plans. A summary of the process and resulting plans are reviewed by the Management Board. Since 2002, the Scope survey process has become an annual event.

Major incident reporting system
In accordance with the AXA Compliance and Ethics Guide, all AXA employees may anonymously submit any concerns they may have regarding issues related to accounting, internal control, auditing or fraud. All AXA employees have the option of speaking with their supervisor, or with a representative of their HR, Legal or Compliance Department or the AXA Group Legal Department. Alternatively, they may wish to submit their complaint directly to the Chairman of the Audit Committee via a dedicated fax number.

In late 2005, the CNIL (Commission Nationale de l’Informatique et des Libertés) adopted and published guidelines on whistle-blowing hotlines that set forth its position on the matter. AXA conducted a review of its own major incident reporting system to ensure compliance with the CNIL guidelines.

Monitoring audit recommendations
All audit assignments culminate in a set of recommendations for the audited unit or business. These recommendations and related action plans are subject to regular monitoring, the results of which are submitted to the Management Board and Audit Committee for review.

Consolidation, Reporting, and Financial and Accounting Information Controls

Principles
The PBRC Department, which is part of the Finance Department, is responsible for consolidation, management control and financial and accounting information audits. It works with local PBR (planning, budgets and results) units within the finance departments of Group subsidiaries.

The PBRC’s role encompasses:

– establishing and distributing consolidation standards and Group reporting standards, and managing the worldwide network of PBR teams,

– managing the IFRS (International Financial Reporting Standards) conversion process for the Group,

– managing the Group’s economic and accounting reporting system,

– coordinating the production of AXA’s Document de Référence filed with the AMF,

– developing and using management control tools,

– analyzing quantitative data on Group business and results, and key performance indicators,

– liaising with the outside auditors (independent accountants) and contributing to Audit Committee meetings as required.

Financial and accounting information is consolidated within the PBRC Department in accordance with international accounting standards (IFRS) as adopted by the European Union[1]. It is reviewed on the basis of a complementary economic analysis.

Respective responsibilities of the local and central PBR Departments
The subsidiaries are responsible with the consolidation and the control the financial information produced in their consolidation sub-group whereas the PBRC reviews this information and produces the Group’s consolidated financial statements and related summaries.

The role of the PBRC in this process is as follows:

– Upstream of the consolidation and control process, it is responsible for the information transmission system

– comprised of the consolidation system, consolidation guidelines, reporting guidelines and guidelines for measuring embedded value

– and for issuing instructions to subsidiaries.

– Downstream of the consolidation and audit process, it is responsible for reviewing financial and accounting information produced by subsidiaries, and for reviewing and checking the various finished products, including the Document de Référence.

– It is also responsible for monitoring and resolving technical issues specific to the holding company or relating to the IFRS conversion.

The consolidation system is managed and updated by a dedicated team. Financial accounting data that comply with the Group’s accounting standards and that reflect consolidation rules under IFRS accounting standards are entered into the system locally.

This system is also used to deliver the management control information used to produce an economic perspective on the consolidated financial statements.

The process through which this management reporting information is produced and validated is the same as that used to prepare consolidated financial information.

Group accounting standards, which are consistent with accounting and regulatory principles for consolidated financial statements, are set forth in the AXA Group Consolidation Guidelines. Updated annually by PBRC experts, these guidelines are submitted to AXA’s independent auditors for review and approval before being made available to AXA subsidiaries. These experts are also responsible for ensuring that interim and annual financial statements are compliant with generally accepted standards, as illustrated in the Document de Référence.

Up until 2004, the AXA Group Consolidation Guidelines were based on French accounting standards. They have been replaced in 2005 with new Group Consolidation Guidelines that are compliant with IFRS standards. Previously, as part of the IFRS conversion effort, a Group Accounting Standards Guide had been prepared, reviewed by the independent auditors and disseminated to subsidiaries prior to completion of the first steps in the consolidation process for fiscal 2004, as a prerequisite to the transition in 2005 toward the new standard.

Control mechanisms
As indicated in the previous paragraph, AXA subsidiaries are responsible for controlling the financial information produced locally for consolidation purposes.

Moreover, the review and analysis of financial and accounting information, which is consolidated using the aforementioned system and accompanied by

(1) Up until 2004, financial and accounting information was consolidated in accordance with French accounting standards. The first-half and full-year 2004 financial statements were restated in accordance with IFRS standards which were applicable for the first time as of the 2005 accounting year.

detailed comments from subsidiaries that make up the various consolidation sub-groups, are carried out at the Group level by teams that liaise with subsidiaries on a full-time basis. In particular, these teams review:
– restatements of local GAAP to comply with Group standards and consolidation principles,
– all items in the financial statements, including:
     • information provided to the Investor Relations Department,
     • notes to the consolidated financial statements,
     • all additional information to the notes and published in the Group’s interim and annual report,
– the analysis of results, shareholders’ equity and the main balance sheet items,
– the activity and management report.

This organization is used for all AXA Group publications, i.e. interim and annual consolidated financial statements, quarterly revenue releases, and an annual statement of embedded value.

In all cases, the procedures are those described above, along with close collaboration with the outside auditors, which generally work as follows:
– All changes in accounting standards are anticipated in collaboration with AXA’s accountants and its independent auditors. Rule changes are implemented after approval of the accounting approach adopted by the internal accountants as well as the independent auditors.
– The main audit issues are addressed and resolved in the phase prior to accounts closing through closing meetings with local and central auditors.
– The principal options for closing the accounts are presented to the Management Board and then to the Audit Committee prior to their examination of the annual accounts, for validation purposes.
– The auditing of financial and accounting data is finalized at the accounts closing stage in meetings attended by local and central auditors and local and central finance teams. All of these meetings give rise to a detailed audit report.

Other information
Along with work relating to the preparation of financial statements, PBRC Department produces monthly activity reports, quarterly profitability reports and one half-year and two full-year sets of targets for internal use, and consolidates the financial data contained in the budget and the business plan. The independent auditors identify risks and validate the proposed accounting principles and accounts closing options, working on both annual and half-year financial statements.

In addition, the production of Group financial statements involves a process of transmitting information to Group subsidiaries. This allows for an assessment of the validity of financial data, through the transmission of subsidiary-related data that has been approved by the subsidiary’s CEO and CFO. Through this process, the Group CFO is apprised of the specific conditions under which the work has been carried out.

It should be noted that due to the high number of mergers and acquisitions to which the Group has been party in recent years, financial information is produced by several different information systems, which are gradually becoming more integrated.

The PBRC Department has spearheaded the Group’s conversion to IFRS standards, which included defining processes for applying accounting principles and completing consolidation work. It worked closely with the outside auditors on this project. In addition, the PBRC Department has also coordinated various governance structures set up at Group level in connection with this project. The conversion project and its status were described in the section entitled “Other information of a financial nature” of the AXA’s Annual Report 2004.

The guidelines for applying the IFRS standards had been adopted by the Management Board and presented to the Audit Committee in December of

2004. These application guidelines have been implemented, with the January 1st 2004 opening balance sheet and pro forma financial statements for 2004 which were publicly disclosed in June 2005.

Conclusion

By implementing the aforementioned structures of corporate governance, as well as the internal departments and procedures described above, AXA has acquired an internal control system that is adapted to the risks of its business.	Naturally, this system is not foolproof. However, it does constitute a robust control structure for a global organization such as AXA.

Neither the control environment nor the control system is static. Consequently, Group Management remains attentive to changes in this area, so that continuous improvements can be made to its own internal control system.

PricewaterhouseCoopers Audit 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex	Mazars & Guérard Le Vinci – 4, allée de l’Arche 92075 Paris-La Défense Cedex

Report of the Independent Auditors, prepared in compliance with the Article L.225-235 of Commercial Code, on the report prepared by the Chairman of the AXA Supervisory Board pertaining to the internal control procedures relating to the preparation and treatment of financial and accounting information

(For the year ended December 31, 2005)

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of
AXA S.A.
25, avenue Matignon
75008 Paris

To the Shareholders,

In our capacity as Independent Auditors of AXA S.A., and in compliance with the requirements of the Article L.225-235 of the Commercial Code we hereby submit our report on the report prepared by the Chairman of the Supervisory Board of your Company in conformity with the terms of Article L.225-68 of the aforementioned Code, for the year ended December 31, 2005.

It is the role of the Chairman of the Supervisory Board to give an account, in his report, notably of the conditions in which the duties of the Supervisory board are prepared and organized and of the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set ou in the Chairman’s report on the internal control procedures relating to the preparation and processing of financial and accounting information to establish the consolidated financial statements in accordance with IFRSs, as adopted by the European Union, for the first time.

We performed our procedures in accordance with professional standards applicable in France. These require us to perform procedures to assess the fairness of the information set out in the Chairman’s report on the internal control procedures relating to the preparation and processing of financial and accounting information to prepare for the first time the consolidated financial statements in accordance with IFRSs, as adopted by the European Union. These procedures notably consisted of:

– Review the aims and general organization of internal control, as well as the internal control procedures, as presented in the Chairman’s report, pertaining to the preparation and treatment of accounting and financial information used to establish, for the first time, the consolidated financial statements in accordance with IFRSs, as adopted by the European Union;

– Review the work serving as the basis for the information and data provid ed in this report.

On the basis of these procedures, we have no matter to report in connection with the information contained in the report of the Chairman of the Supervisory board, which was prepared in accordance with the requirements of the last paragraph of Article L.225-68 of the French Commercial Code, relating to the internal control procedures applied within the Company in connection with the preparation and treatment of accounting and financial information used to establish the consolidated financial statements in accordance, for the first time, with IFRSs, as adopted by the European Union.

Neuilly-sur-Seine and Paris, March 24, 2006
The Independent Auditors
PricewaterhouseCoopers Audit Yves Nicolas – Eric Dupont	Mazars & Guérard Patrick de Cambourg – Jean-Claude Pauly

Full disclosure on executive
and employees compensation
and share in capital

Management bodies members and executive compensation

Compensation of the Management Board and the Executive Committee members
The general principles of AXA’s executive compensation policy have been regularly reviewed and approved by the Compensation Committee of the AXA Supervisory Board. This policy applies to all executive officers of the Company and is adapted to local regulations and practices under the supervision of the Boards of Directors and compensation committees of the Company’s subsidiaries. The effective application of these principles is regularly reviewed by the Remuneration Committee.

The executive compensation policy aims at:

– attracting, retaining and motivating the best talents,

– driving superior performance,
– aligning compensation levels with business performance.

It follows 3 guiding principles:
– compensation competitiveness on international markets,
– internal equity, based on individual and collective performance,
– financial ability to pay.

Executive compensation is therefore structured as to foster and reward performance:

– both at individual level and collective level (local business entity and AXA Group),

– both with a short-term, medium-term and long-term focus.

Executive compensation includes a fixed and a variable component. The fixed component is targeted to fall within the lower quartile of the market. The variable component is tied to AXA’s global performance, local performance, and the attainment of the executive’s individual objectives, weighted to reflect his or her level of responsibility. The variable portion is designed to represent the principal component of the executive’s annual global compensation such that, in the case of successful attainment of the objectives, the compensation levels of AXA executives will be in the top two quartiles of the going market rate.

The compensation of Management Board members is fixed by the Supervisory Board, based on the Compensation Committee’s recommendation.

The fixed compensation of the Chairman of the Management Board (€500,000) has not changed since he was appointed in May 2000.

The variable component of his pay is calculated on and includes three components:

– Group performance, as measured by adjusted earnings per share and underlying earnings,

– AXA stock performance, measured in comparison to that of its competitors,

– individual performance, which is evaluated by the Compensation Committee on the basis of the specific objectives set at the beginning of the year.

The amounts awarded to the Chairman of the Management Board as variable compensation demonstrate the genuine variability of this pay component:

– Variable compensation for the year 2000 paid in 2001: €1,381,373

– Variable compensation for the year 2001 paid in 2002: €719,967

– Variable compensation for the year 2002 paid in 2003: €1,419,277

– Variable compensation for the year 2003 paid in 2004: €1,824,728

– Variable compensation for the year 2004 paid in 2005: €2,304,277

– Variable compensation for the year 2005 paid in 2006: €2,525,141

For other members of the Management Board, four factors are taken into consideration:

– Group performance (adjusted earnings per share and underlying earnings),

– AXA stock price performance compared with its competitors,

– performance of the business unit or functional area of responsibility, measured against objectives set at the beginning of the year,

– individual performance, evaluated on the basis of specific objectives.

For the other members of the Executive Committee, the variable component of pay also depends on Group performance, the performance of their business unit, and their individual performance.

When target variable compensation levels are set (pay for actual performance), the portion tied to Group performance is greater for members of the Management Board than for other members of the Executive Committee (whose variable compensation is generally linked to the results of their respective business units). Performance hurdles (floors and ceilings) are set to ensure the genuine variability of compensation.

The table below provides the following information:

– gross compensation paid in respect of 2005 (e), i.e. the fixed component paid in 2005 (a), the variable component earned in 2005 and paid in 2006 (including expatriation allowances paid in 2005) (b), any directors’ fees paid in 2005 (c) and benefits in kind for the year 2005 (d);

– gross compensation paid in 2005 (g), i.e. the fixed component paid in 2005 (a), the variable component earned in respect of 2004 and paid in 2005 (including expatriation allowances paid in 2005) (f), any directors’ fees paid in 2005 (c) and benefits in kind for the year 2005 (d);

– and gross compensation paid in 2004, i.e. fixed compensation paid in 2004, the variable component earned in respect of 2003 and paid in 2004 (including expatriation allowances paid in 2004), any directors’ fees paid in 2004 and benefits in kind for the year 2004.

This table also enables comparisons between
compensation earned in respect of 2005 and that
paid in 2004 and 2005.

	Fixed component for 2005 (€) paid in 2005 (a)	Variable component for 2005 (€)	Director’s fees paid in 2005 (€) (c)	Benefits in kind 2005 (€) (d)	Total compensation paid in respect of 2005 (€) (e) = (a)+(b)+(c)+(d)	Variable component paid in 2005 (€) (f)	Total compensation paid in 2005 (€) (g) = (a)+(f)+(c)+(d)	Variable component paid in 2004 (€)	Total compensation paid in 2004 (€)
Management Board members
H. de Castries (in France)	500,000	2,525,141	126,810	4,150	3,156,101	2,304,277	2,935,237	1,824,728	2,537,636
C. Brunet (in France)	320,000	965,831	47,971	4,150	1,337,952	854,486	1,226,607	764,139	1,186,150
D. Duverne (in France)	380,000	1,225,915	51,822	4,150	1,661,887	1,000,552	1,436,524	832,998	1,243,643
C. Condron (aux Etats-Unis)	803,000	3,533,200	–	136,276	4,472,476	3,633,575	4,572,851	4,020,000	4,943,357
F. Pierson (in France)	400,000	1,339,621	38,463	15,066	1,793,150	1,144,339	1,597,868	814,878	1,260,774
Executive Committee members
J.R. Abat (in Spain) (1)	250,000	518,717	37,558	35,046	841,321	458,861	781,465	428,200	691,207
A. Bouckaert (in Belgium)	516,667	726,100	109,088	1,913	1,353,768	475,584	1,103,252	444,669	1,026,903
P. Donnet (in Japan) (2)	305,151	853,940	5,796	434,912	1,599,799	1,052,509	1,798,368	598,666	1,309,345
H.P. Gerhardt (in France) (3)	700,000	1,030,524	5,796	73,083	1,809,403	1,274,651	2,053,530	964,777	1,743,572
D. Holt (in the UK)	584,800	807,024	–	28,360	1,420,184	768,006	1,381,166	657,994	1,275,320
J. Lieberman (in the US)	160,600	2,782,201	–	132,760	3,075,561	2,782,201	3,075,561	1,955,137	2,217,658
N. Moreau (in France)	320,000	1,274,195	100,000	3,331	1,697,526	1,066,266	1,489,597	833,677	1,225,018
L. Owen (in Australia) (4)	735,600	948,924	–	249,340	1,933,864	963,636	1,948,576	888,000	1,826,300
S. Tulin (in the US)	602,250	2,673,990	–	180,908	3,457,148	2,682,020	3,465,178	3,015,000	3,742,287
TOTAL	6,578,068	21,205,323	523,304	1,303,445	29,610,140	20,460,963	28,865,780	18,042,863	26,229,250
(1) Compensation and benefits in kind paid to J.R. Abat include benefits paid in respect of his expatriate status in Spain.
(2) Compensation and benefits in kind paid to P. Donnet include benefits paid in respect of his expatriate status in Japan.
(3) Compensation and benefits in kind paid to H.P. Gerhardt include benefits paid in respect of his expatriate status in France.
(4) Compensation and benefits in kind paid to L. Owen include benefits paid in respect of his expatriate status in Australia.

Substantial differences in the tax systems to which AXA’s executive officers are subject make meaningful comparisons of the compensation and benefits they earn difficult. For information, the relevant marginal tax rates are as follows: Australia: 47%; Belgium: 53.50%; the United States: 41,85% and 38.07% (respectively, for New York and Philadelphia); Spain: 45%; France: 59.09%, including an additional 11% for social taxes; Japan:37%, the United Kingdom: 40%.	Compensation of the Supervisory Board members

Directors’ fees paid to Supervisory Board members The members of the Supervisory Board do not receive compensation, with the exception of a fee for attending meetings. The amount of directors’ fees paid to AXA’s Supervisory Board members is indicated in the table below.
		(gross amounts, in euros)
	Directors fees earned in 2006 for 2005	Directors fees earned in 2005 for 2004
Current members of the Supervisory Board
Claude Bébéar	121,309.91	79,767.48
Jean-René Fourtou	118,927.31	74,819.37
Leo Apotheker	37,149.95	n/a
David Dautresme	117,510.17	54,720.87
Jacques de Chateauvieux	44,374.19	n/a
Anthony Hamilton	57,975.29	35,222.89
Henri Hottinguer	65,864.26	59,190.28
Henri Lachmann	64,375.89	29,612.17
Gérard Mestrallet	59,463.66	45,494.63
Michel Pébereau	60,504.92	36,268.38
Mme Dominique Reiniche	30,351.73	n/a
Erza Suleiman	81,789.24	30,657.67
Jacques Tabourot	64,375.89	26,465.07
Former members of the Supervisory Board
Thierry Breton	9,959.62	29,612.17
Jacques Calvet	46,562.90	78,688.26
Alfred von Oppenheim	n/a	43,020.40
Bruno Roger	19,325.10	36,460.00
TOTAL	1,000,000.00	660,000.00

The amount of directors’ fees to be paid is determined by the shareholders, in accordance with the Company’s articles of incorporation and bylaws, and apportioned by the Supervisory Board to its members for their Board and Committee duties as follows:

– half of the amount of directors’ fees is distributed evenly among the members of the Supervisory Board as the fixed component;

– a portion of the remainder is distributed among the members of the Supervisory Board in proportion to their actual attendance at the meetings of the Supervisory Board;

– the remainder is allocated by the Supervisory Board to the various specialized Committees and distributed among their members in proportion to their actual attendance at Committee meetings.

Due to the importance of their role, members of the Audit Committee receive a higher proportion of directors’ fees.

In consideration for the increase in the amount of work accomplished by the Supervisory Board and its special-purpose committees, the shareholders have been asked at the Annual General Meeting of April 20, 2005 to increase the total annual amount of directors’ fees allocated to the Supervisory Board to €1 million. The previous gross amount of 660,000 euros had been approved by the shareholders at in the Annual General Meeting of May 1999.

Retirement and pre-retirement pension payments
The Chairman of the Supervisory Board (Claude Bébéar) has received during the year 2005 a total amount of total amount of retirement pension of €433.766.

The representative of the employee-shareholders at the Supervisory Board (Jacques Tabourot) has received during the year 2005 a total amount of €223,447 as a pre-retirement compensation.

Commitments made to
corporate directors and officers

Pension
The French members of the Management Board of AXA (Henri de Castries, François Pierson, Denis Duverne, Claude Brunet), and the representative of the employee-shareholders at the Supervisory Board (Jacques Tabourot) participate, as all other executives of AXA Group companies in France, to a supplementary pension scheme pursuant to article 39 of the Code Général des Impôts.

This scheme, which exists since January 1st, 1992, has been modified with effect from January 1st, 2005.

The new scheme has been approved by the Supervisory Board on December 22, 2004, after having been presented for advice to all work councils and central work councils during the last quarter of 2004.

Under this scheme, a supplementary pension is paid to executives who retire immediately upon leaving the AXA Group, at 60 at the earliest, and who have a minimum length of service of 10 years, of which at least 5 years as an executive.

The amount of the supplementary pension is calculated at the time of retirement and is in addition to the total amount of retirement pensions paid by the mandatory schemes (Social Security, ARRCO, AGIRC) and by any other retirement scheme to which the beneficiary may have participated during his/her career, both within or outside the AXA Group.

The amount of the supplementary pension aims, for a minimum executive seniority of 20 years, at achieving a global pension equivalent to:
– 40% of the average remuneration of the past 5 years preceding the retirement date, if this average is superior to 12 annual Social Security ceilings;

– 50% of the average remuneration of the past 5 years preceding the retirement date, if this average is inferior to 8 annual Social Security ceilings;

– 2.4 Social Security ceilings + 20% of the average remuneration of the past 5 years preceding the retirement date, if this average is between 8 and 12 annual Social Security ceilings.

Reduced rates apply for an executive seniority of less than 20 years. As an example, with 10 years executive seniority, the supplementary pension allows to reach a global pension equivalent to 34% instead of 40%. This rate is reduced to 20% for an executive seniority of 5 years, and no supplementary pension is paid for an executive seniority of less than 5 years.

In case of departure from the Group before retirement, no supplementary pension is paid.

Christopher Condron, member of the Management Board and employee of AXA Equitable in the United States, benefits from a contractual supplementary pension arrangement providing for a payment at the age of 65 of an annual pension equivalent to 2% of his annual gross remuneration per year of service within the AXA Group.

The annual gross remuneration is defined as the average of the 36 highest monthly remunerations received during the past 60 months preceding retirement.

The total amount set aside or accrued by AXA SA and its subsidiaries to provide pension or retirement to the aforementioned executives is, as at December 31, 2005, 29.4 million euros.

Termination provisions
The French members of the Management Board of AXA (Henri de Castries, François Pierson, Denis Duverne, Claude Brunet) benefit, as all other executives of AXA Group companies in France, from the regulations provided for under the Agreement of March 3, 1993 signed by the Fédération Française des Sociétés d’Assurances (F.F.S.A), the Syndicat National des Cadres de Direction de l’Assurance (CFE-CGC) and the Syndicat du Personnel de Direction des Sociétés d’Assurances et de Capitalisation (S.D.A.C).

Christopher Condron, member of the Management Board and employee of AXA Equitable in the United States, benefits from a contractual clause stating that in case of termination by the Company for any other reason than cause, he would continue to receive during a period of 2 years after his departure a remuneration equivalent to his fixed salary plus target annual bonus, i.e. currently $5m. Payment of this remuneration would cease as soon as he would resume a professional activity during the 2 year period.

Stock options

For many years, AXA has promoted a stock option program, for its directors, officers and employees in France and abroad, aimed at rewarding their performance and aligning their interests with those of the Group by linking them to AXA’s stock performance over the long term.

Within the global cap approved by the shareholders, the Supervisory Board approves all stock option programs prior to their implementation.

To date, AXA has opted to grant subscription options, with the exception of options granted by AXA Financial to certain of its employees, which are purchase options on ADRs.

Stock options are valid for a period of 10 years. They are granted at fair market value, with no discount, and become exercisable upon vesting, generally in thirds between 2 and 4 years following the grant date.

Annual grants are made during the first quarter of the year. In 2005, grants were made on March 29, 2005 and the strike price was determined based on the 20 trading days before the attribution.

In the United States, options may be granted during the year to newly-hired or newly-promoted employees or when the performance measures that give rise to option grants are available after the first quarter of the year.

The pool of options allocated to each business unit is essentially determined on the basis of their contribution to Group performance the previous year.

Individual option grants are determined on the basis of the following criteria:
– importance of the job                                       => role
– importance of the individual in the job          =>retention

– importance of the individual in the future     => potential
– quality of the individual contribution              => performance

Individual option grants are decided by the Management Board, Grants to members of the Management Board, are submitted to the Supervisory Board (acting on the recommendation of its Compensation Committee) for prior approval.

In 2005, AXA stock option grants were as follows:

– 12,377,340 subscription options at an average price of €20.69 granted to 3,156 employees, representing 0.65% of the share capital;

– 1,852,811 purchase options on ADRs granted by AXA Financial at an average price of $26.77 to 960 employees in the United States, representing 0.1% of the share capital.

On December 31, 2005, 4,802 AXA employees outside the United States[1] and 6,091 employees in the United States had been granted stock options.

73,632,306 AXA subscription options[2] and 38,619,842 ADR purchase options, together representing 5.99% of the share capital, were outstanding on December 31, 2005.

(1) In light of an AXA Financial all-employee stock option program in 2001.
(2) Includes 6 448 232 options further to the conversion of FINAXA options into AXA options on 16 Decembre 2005.

Stock option plans summary

AXA
Date of grant	Date of the Shareholders Meeting	Total options granted (adjusted numbers)	Number of beneficiaries	Total options granted to Executive Committee	Number of beneficiaries Executive Committee (current form)	Starting date of the exercize of options	Expiry date
10/07/1996	08/06/1994	3,669,540	153	247,897	5	10/07/1998	10/07/2006
10/07/1996	08/06/1994	292,386	9	–	–	10/07/1998	10/07/2006
22/01/1997	08/06/1994	81,565	1	–	–	22/01/1999	22/01/2007
22/01/1997	08/06/1994	5,208,726	61	692,129	7	22/01/1999	22/01/2007
10/09/1997 (*)	20/10/1992	167,501	1	167,501	1	10/09/1999	10/09/2007
30/09/1997	12/05/1997	203,910	2	–	–	30/09/1999	30/09/2007
20/04/1998	12/05/1997	9,341,991	348	978,769	8	20/04/2000	20/04/2008
20/04/1998	12/05/1997	269,154	9	–	–	20/04/2000	20/04/2008
09/06/1999	05/05/1999	4,238,809	180	821,760	7	09/06/2001	09/06/2009
09/06/1999	12/05/1997	3,152,120	168	40,783	1	09/06/2001	09/06/2009
18/11/1999	05/05/1999	462,756	91	–	–	18/11/2001	18/11/2009
05/07/2000	05/05/1999	7,624,096	889	747,718	9	05/07/2002	05/07/2010
(*) Ex-LOR FINANCE,

Vesting schedule	Exercise price euros (adjusted price)	Discount	Number of options exercized as at 31/12/2005	Options cancelled, forfeited and not granted as at 31/12/2005	Balance as at 31/12/2005
25.00% – 10/07/1998 50.00% – 10/07/1999 75.00% – 10/07/2000 100.00% – 10/07/2001	10,02	5.00%	2,509,845	638,523	521,172
25.00% – 10/07/1998 50.00% – 10/07/1999 75.00% – 10/07/2000 100.00% – 10/07/2001	10,55	–	116,720	96,127	79,539
25.00% – 22/01/1999 50.00% – 22/01/2000 75.00% – 22/01/2001 100.00% – 22/01/2002	12,67	–	–	–	81,565
25.00% – 22/01/1999 50.00% – 22/01/2000 75.00% – 22/01/2001 100.00% – 22/01/2002	12,04	4.96%	2,970,332	441,414	1,796,980
25.00% – 10/09/1999 50.00% – 10/09/2000 75.00% – 10/09/2001 100.00% – 10/09/2002	11,23	–	–	–	167,501
25.00% – 30/09/1999 50.00% – 30/09/2000 75.00% – 30/09/2001 100.00% – 30/09/2002	14,74	–	50,977	50,978	101,955
25.00% – 20/04/2000 50.00% – 20/04/2001 75.00% – 20/04/2002 100.00% – 20/04/2003	23,53	5.00%	715,456	2,740,049	5,886,486
25.00% – 20/04/2000 50.00% – 20/04/2001 75.00% – 20/04/2002 100.00% – 20/04/2003	24,77	–	10,126	32,628	226,400
25.00% – 09/06/2001 50.00% – 09/06/2002 75.00% – 09/06/2003 100.00% – 09/06/2004	28,11	–	86,730	1,203,046	2,949,033
25.00% – 09/06/2001 50.00% – 09/06/2002 75.00% – 09/06/2003 100.00% – 09/06/2004	28,11	–	14,783	930,684	2,206,653
25.00% – 18/11/2001 50.00% – 18/11/2002 75.00% – 18/11/2003 100.00% – 18/11/2004	32,12	–	–	244,320	218,436
33.33% – 05/07/2002 66.67% – 05/07/2003 100.00% – 05/07/2004	40,76	–	–	2,336,327	5,287,769

AXA
Date of grant	Date of the Shareholders Meeting	Total options granted (adjusted numbers)	Number of beneficiaries	Total options granted to Executive Committee	Number of beneficiaries Executive Committee (current form)	Starting date of the exercize of options	Expiry date
12/07/2000	05/05/1999	276,749	113	24,988	1	12/07/2002	12/07/2010
13/11/2000	05/05/1999	293,459	98	–	–	13/11/2002	13/11/2010
09/05/2001	09/05/2001	9,856,213	1,419	1,634,928	10	09/05/2003	09/05/2011
27/02/2002	09/05/2001	9,866,010	1,655	1,998,333	10	27/02/2004	27/02/2012
14/03/2003	03/05/2002	2,843,655	229	2,125,566	8	14/03/2005	14/03/2013
14/03/2003	09/05/2001	8,035,642	1,721	628,122	2	14/03/2005	14/03/2013
26/03/2004	03/05/2002	10,260,484	2,186	2,443,750	10	26/03/2006	26/03/2014
29/03/2005	03/05/2002	8,463,888	2,132	2,235,000	10	29/03/2007	29/03/2015
29/03/2005	03/05/2002	3,533,692	774	760,393	2	29/03/2007	29/03/2015
06/06/2005	03/05/2002	16,229	5	–	–	06/06/2007	06/06/2015
27/06/2005	03/05/2002	230,211	238	–	–	27/06/2007	27/06/2015
01/07/2005	03/05/2002	23,933	1	–	–	01/07/2007	01/07/2015
21/09/2005	20/04/2005	109,387	6	–	–	21/09/2007	21/09/2015

Vesting schedule	Exercise price euros (adjusted price)	Discount	Number of options exercized as at 31/12/2005	Options cancelled, forfeited and not granted as at 31/12/2005	Balance as at 31/12/2005
25.00% – 12/07/2002 50.00% – 12/07/2003 75.00% – 12/07/2004 100.00% – 12/07/2005	40,86	–	–	167,265	109,484
33.33% – 13/11/2002 66.67% – 13/11/2003 100.00% – 13/11/2004	38,54	–	–	58,999	234,460
33.33% – 09/05/2003 66.67% – 09/05/2004 100.00% – 09/05/2005	32,16	–	–	2,237,841	7,618,372
33.33% – 27/02/2004 66.67% – 27/02/2005 100.00% – 27/02/2006	20,88	–	160,798	1,252,362	8,452,850
33.33% – 14/03/2005 66.67% – 14/03/2006 100.00% – 14/03/2007	10,96	–	354,347	120,797	2,368,511
33.33% – 14/03/2005 66.67% – 14/03/2006 100.00% – 14/03/2007	10,96	–	700,862	561,459	6,773,321
33.33% – 26/03/2006 66.67% – 26/03/2007 100.00% – 26/03/2008	17,68	–	–	398,359	9,862,125
33.33% – 29/03/2007 66.67% – 29/03/2008 100.00% – 29/03/2009	20,61	–	–	76,188	8,387,700
33.33% – 29/03/2007 66.67% – 29/03/2008 100.00% – 29/03/2009	20,87	–	–	59,690	3,472,002
33.33% – 06/06/2007 66.67% – 06/06/2008 100.00% – 06/06/2009	19,89	–	–	–	16,229
33.33% – 27/06/2007 66.67% – 27/06/2008 100.00% – 27/06/2009	20,21	–	–	–	230,211
33.33% – 01/07/2007 66.67% – 01/07/2008 100.00% – 01/07/2009	20,83	–	–	–	23,933
33.33% – 21/09/2007 66.67% – 21/09/2008 100.00% – 21/09/2009	21,94	–	–	–	109,387

AXA ex-FINAXA
Date of grant	Date of the Shareholders Meeting	Total options granted (adjusted numbers)	Number of beneficiaries	Total options granted to Executive Committee	Number of beneficiaries Executive Committee (current form)	Starting date of the exercize of options	Expiry date
10/07/1996	15/06/1994	2,048,261	5	265,516	1	10/07/1998	10/07/2006
07/05/1998	28/05/1997	1,517,231	1	–	–	07/05/2000	07/05/2008
26/05/1999	28/05/1997	668,663	1	–	–	26/05/2001	26/05/2009
26/05/1999	26/05/1999	469,260	1	–	–	26/05/2001	26/05/2009
05/07/2000	26/05/1999	777,581	5	284,483	1	05/07/2002	05/07/2010
30/05/2001	26/05/1999	853,444	1	–	–	30/05/2003	30/05/2011
02/04/2003	30/05/2001	1,744,816	3	–	–	02/04/2005	02/04/2013
14/04/2004	21/05/2002	474,135	1	–	–	14/04/2006	14/04/2014
28/07/2005	11/05/2004	468,750	1	–	–	28/07/2007	28/07/2015

MOFIPAR
Date of grant	Date of the Shareholders Meeting	Total options granted (adjusted numbers)	Number of beneficiaries	Total options granted to Executive Committee	Number of beneficiaries Executive Committee (current form)	Starting date of the exercize of options	Expiry date
05/08/1996	29/07/1996	2,152,310	119	180,000	5	05/08/2001	05/08/2006

Vesting schedule	Exercise price euros (adjusted price)	Discount	Number of options exercized as at 31/12/2005	Options cancelled, forfeited and not granted as at 31/12/2005	Balance as at 31/12/2005
25.00% – 10/07/1998 50.00% – 10/07/1999 75.00% – 10/07/2000 100.00% – 10/07/2001	9,24	5.00%	1,858,607	1	189,653
25.00% – 07/05/2000 50.00% – 07/05/2001 75.00% – 07/05/2002 100.00% – 07/05/2003	21,92	5.00%	–	–	1,517,231
25.00% – 26/05/2001 50.00% – 26/05/2002 75.00% – 26/05/2003 100.00% – 26/05/2004	24,42	–	–	–	668,663
25.00% – 26/05/2001 50.00% – 26/05/2002 75.00% – 26/05/2003 100.00% – 26/05/2004	24,42	–	–	–	469,260
33.33% – 05/07/2002 66.67% – 05/07/2003 100.00% – 05/07/2004	43,19	–	–	246,551	531,030
33.33% – 30/05/2003 66.67% – 30/05/2004 100.00% – 30/05/2005	34,08	–	–	–	853,444
33.33% – 02/04/2005 66.67% – 02/04/2006 100.00% – 02/04/2007	12,37	–	–	–	1,744,816
33.33% – 14/04/2006 66.67% – 14/04/2007 100.00% – 14/04/2008	15,70	–	–	–	474,135
33.33% – 28/07/2007 66.67% – 28/07/2008 100.00% – 28/07/2009	21,49	–	–	468,750	–

Vesting schedule	Exercise price euros (adjusted price)	Discount	Number of options exercized as at 31/12/2005	Options cancelled, forfeited and not granted as at 31/12/2005	Balance as at 31/12/2005
100.00% – 05/08/2001	7,09	–	1,661,250	426,060	65,000

Stock options granted and/or exercised by management bodies members in 2005

	AXA STOCK OPTIONS					AXA ADR STOCK OPTIONS
Beneficiaries	OPTIONS GRANTED			OPTIONS EXERCISED		OPTIONS GRANTED			OPTIONS EXERCISED
	Number	Expiry date	Price (Euros)	Number	Price (Euros)	Number	Expiry date	Price (USD)	Number	Price (USD)
Management Board members
H. de CASTRIES (Chairman)	750,000	29/03/2015	€20.61	183,520 82,000 132,758	€12.04 €10.96 €9.24	–	–	–		––
C. BRUNET	206,250	29/03/2015	€20.61	61,948	€10.96	–	–	–		––
C. CONDRON (Etats-Unis)	475,246	29/03/2015	€20.87	–	–	–	–	–	290,115 191,554	$12.51 $17.96
D. DUVERNE	315,000	29/03/2015	€20.61	61,172 75,000 40,783	€12.04 €10.96 €10.02	–	–	–		––
F. PIERSON	337,500	29/03/2015	€20.61	101,955 18,906 4,563	€12.04 €10.02 €8.22	–	–	–		––
Supervisory Board members
C. BEBEAR (Chairman)	n/a	n/a	n/a	105,014 146,000 568,962	€8.22 €12.04 €9.24	n/a	n/a	n/a		––
J. TABOUROT	n/a	n/a	n/a	40,783 11,565	€10.02 €12.04	n/a	n/a	n/a		––

Stock options exercised by Claude Bébéar and Jacques Tabourot are options acquired during their past activity in 1995, 1996 and 1997.

Stock options granted and/or exercised by the top 10 beneficiaries
(outside the management board) during 2005

Stocks options granted or exercised by the top 10 beneficiaries (outside the Management Board) during 2005	Number of options granted or exercised	Weighted average price
Stock options granted	1,092,993	€20.69
Stock options exercised	2,017,423	€13.72

Stocks options held by Management Board members and Executive Committee members
(options granted but not exercised on December 31, 2005)

Beneficiaries	AXA (a)	AXA ADR (b)
Management Board members
H. de Castries (Chairman)	5,634,563	286,219
C. Brunet	976,025	–
C. Condron (United States)	475,246	2,424,077
D. Duverne	1,821,701	97,850
F. Pierson	1,818,356	–
Supervisory Board members
C. Bébéar (Chairman)	5,516,010	286,219
J. Tabourot	182,849	–
Executive Committee members
JR. Abat (Spain)	534,075	–
A. Bouckaert (Belgium)	792,069	–
P. Donnet (Japan)	618,020	–
H.P. Gerhardt	–	–
D. Holt (United Kingdom)	541,598	–
J. Lieberman (United States) (c)	–	–
N. Moreau (d)	524,387	–
L. Owen (e) (Australia)	531,056	–
S. Tulin (United States)	396,718	1,628,934
(a) Includes FINAXA stock options converted into AXA stock options further to the merger AXA/FINAXA on December 16, 2005.
(b) As part of AXA’s buyout of minority interests in AXA Financial, the outstanding options on AXA Financial ordinary shares were converted into AXA American Depository Shares (ADR) on January 2, 2001.
(c) Also owns 80,000 shares of stock in Alliance Capital.
(d) Also owns 7,562 shares of stock in AXA Investment Managers, an unlisted company.
(e) Also owns 3,300,000 shares of stock in AXA Asia Pacific Holdings, a company listed in Australia.

Performance shares and performance units

Since 2004, stock options have partially been replaced by performance units.

From 2005, performance units are replaced in France by performance shares. Performance shares are free shares subject to performance conditions. Performance units/shares aim at:

– Reward and retain the best talents by the intrinsic performance of the AXA Group and of their operational business unit as well as the performance of the AXA share price on the medium-term (2 to 4 years).

– Reduced shareholder dilution by granting less stock options.

Grant criterias for performance units are similar to those used for stock options.

The principle of performance units/shares is as follows:

– Each beneficiary receives an initial grant of performance units/shares which will be used to calculate the actual number of units/shares that will be definitely acquired at the end of a 2-year acquisition period (3 years for the 2004 performance unit plan), under the condition that the beneficiary is still employed by the AXA Group at that date.

– During each year of the acquisition period, half of the performance units/shares initially granted (one third for the 2004 performance unit plan) is subject to collective performance conditions measuring both the AXA Group performance and the beneficiary’s operational business unit performance, based on pre-determined targets.

– The performance targets used for the 2004 and 2005 performance units/shares are:
     • for the business unit : underlying earnings and adjusted earnings
     • for the AXA Group : underlying earnings and adjusted earnings per share

– The degree of achievement for each target determines the number of units/shares actually granted to the beneficiary, which may vary between 0% and 130% of the units/shares at stake each year.

– At the end of the acquisition period, units/shares actually granted each year become definitely acquired, subject to the beneficiary being still employed by tha AXA Group.

– As far as performance units are concerned:

    • Each unit is valued based on the average opening price of the AXA SA share during the past 20 trading days of the acquisition period.

    • The total amount corresponding to the value of units that are definitely acquired, is paid to the beneficiary as a remuneration.

    • If the number of units definitely acquired is equal or larger than 1,000 the beneficiary only receives 70% of the value in order to allow him/her to pay social contributions and income taxes calculated on 100% of that value. 30% of the value is reinvested into AXA SA shares which are restricted from sale during a 2-year period, in order to develop employees’shareownership and align employees and shareholders’ interests.

– As far as performance shares are concerned:

    • Shares that are definitely acquired at the end of the acquisition period are restricted from sale during a 2-year period.

The amounts corresponding to Performance units are charged to expenses each year under the variable accounting method, but do not create any dilution for shareholders since no new shares are issued.

Performance shares represent less shareholder dilution than stock options, due to the smaller grant volume.

The first performance unit plan was launched on March 26, 2004 and 1,017,012 performance units have been initially granted to 2,554 beneficiaries.

A second performance unit plan was launched on March 29, 2005 and 919,394 performance units have been initially granted to 1,707 beneficiaries.

The first performance share plan was launched on April 21, 2005, after approval having been obtained at the Annual General Meeting of April 20, 2005. A total of 727,945 performance shares have been granted to 1,154 beneficiaries in France.

In addition, 770 beneficiaries in France have elected to renounce to their performance units granted under the 2004’ plan and have been granted an equivalent number of free shares in 2005.

– The first tranche of performance units granted on March 26, 2004 having already been performance tested in 2004, the units that had been actually granted for the performance period 2004, i.e. 140,617 units have been cancelled and replaced by 140,617 free shares granted on April 21, 2005, without further performance conditions (restricted shares).

– The second and third tranches of performance units granted on March 26, 2004 being subject to performance testing in 2005 and 2006, the 245,073 corresponding units have been cancelled and replaced by 245,073 free shares granted on April 21, 2005, with similar performance conditions (performance shares).

Performance Units/Shares Summary

Performance units

Initial		Actual grant based onperformance criterias						Units	Definitive
Grant		Period 2004		Period 2005		Period 2006		cancelled	Acquisition
Units	Initial	Units	Units	Units	Units	Units		at 31/12/05	Number	Date
Initially	Grant	at stake	Actually	at stake	Actually	at stake	Actually		of units
Granted	Date		Granted		Granted		Granted
1,017,012	26/03/04	339,004	374,875	201,520	–	–	–	429,741	180 (a)	26/03/07
919,394	29/03/05	–	–	459,697	–	–	–	13,953	–	29/03/07
(a) 180 Performance units have been definitely acquired further to a beneficiary’s decease in 2005.

Performance shares

	Initial		Actual grant based on performance criterias				Shares	Definitive
	Grant		Period 2005		Period 2006		cancelled	Acquisition
	Shares Initially Granted	Initial Grant Date	Shares at stake	Shares Actually Granted	Shares at stake	Shares Actually Granted	at 31/12/05	Number of shares	Date
Annual grant	727,945	21/04/05	363,973	–	–	–	3,530	–	21/04/07
Conversion Perf. units	245,073	21/04/05	122,537	–	–	–	1,292	–	21/04/07

Restricted shares

	InitialGrant		Shares	Definitive Acquisition
	Shares Initially Granted	Initial Grant Date	cancelled at 31/12/05	Number of shares	Date
Conversion Perf. units	140,617	21/04/05	750	–	21/04/07

Performance units/shares initially granted to the top 10 beneficiaries
(outside the Management Board) during 2005

Number initially granted
Performance units	154,913
Performance shares	66,000
Restricted shares	14,236

Performance units/shares grants for the Management Board members are:

2004 Performance units

			Actual grant
	Initial Grant		Period 2004
	Units at stake	Units Actually Granted	Units at stake	Units Actually Granted
H. de Castries	60,000	26/03/04	20,000	23,000
C. Brunet	16,500	26/03/04	5,500	6,325
C. Condron	74,321	26/03/04	24,774	28,395
D. Duverne	23,400	26/03/04	7,800	8,970
F. Pierson	27,000	26/03/04	9,000	10,660

Performance units/shares 2005

Initial Grant
	Performance units		Performance shares Restricted shares
	Units Initially Granted	Initial Grant Date	Shares Initially Grant	Initial Granted Date
H. de Castries	–	–	140,000 23,000	21/04/05 21/04/05
C. Brunet	–	–	38,500 6,325	21/04/05 21/04/05
C. Condron	95,049	29/03/05	–	–
D. Duverne	–	–	57,600 8,970	21/04/05 21/04/05
F. Pierson	–	–	63,000 10,660	21/04/05 21/04/05

based on performance criterias				Units cancelled	Definitive Acquisition
Period 2005		Period 2006		at 31/12/05
Units at stake	Units Actually Granted	Units at stake	Units Actually Granted		Number of units	Date
–	–	–	–	63,000	–	–
–	–	–	–	17,325	–	–
24,774	–	24,773	–	–	–	26/03/07
–	–	–	–	24,570	–	–
–	–	–	–	28,660	–	–

Actual Grant based on performance criterias				Units/Shares cancelled at 31/12/05	Definitive Acquisition
Period 2005		Period 2006
Units / Shares at stake	Units / Shares Actually Granted	Units / Shares at stake	Units / Shares Actually Granted		Number of Units / Shares	Date
70,000	–	70,000	–	–	–	21/04/07
–	–	–	–	–	–	21/07/07
19,250	–	19,250	–	–	–	21/04/07
–	–	–	–	–	–	21/04/07
46,525	–	46,524	–	–	–	29/03/07
28,800	–	28,800	–	–	–	21/04/07
–	–	–	–	–	–	21/04/07
31,500	–	31,500	–	–	–	21/04/07
–	–	–	–	–	–	21/04/07

Share ownership of management bodies members

Members of the Management Board

	Number of shares owned as of December 31, 2005 (excluding AXA Actionnariat mutual funds and other shareholding mutual funds)
	AXA Shares	AXA ADR
Henri de Castries (Chairman)	576,733
Claude Brunet	62,996
Christopher Condron (United States)	–	380,218
Denis Duverne	199,882
François Pierson	8,500

On March 30, 2004 and on December 28, 2004, Henri de Castries, Claude Bébéar, Denis Duverne and other AXA shareholders had entered into two agreements providing for an engagement to hold their AXA shares for a period of 6 years in order to take advantage of the favorable wealth tax (ISF) regime provided by the “Dutreil” Act of August 1, 2003. The first agreement related to 20.35% of the capital of AXA as of year-end 2004 and the second	one related to 20.52%. The parties to the agreements must hold their shares throughout this 6 year period in order to maintain the 50% abatement applied in 2004 and 2005 to the value of these shares subject to ISF. However, they are no longer eligible for this favorable wealth tax regime from 2006 on, because the collective holding threshold of at least 20% of AXA’s share capital is no longer reached following the merger of FINAXA into AXA.

Members of the Supervisory Board

Number of shares owned as of December 31, 2005 (excluding AXA Actionnariat mutual funds and other shareholding mutual funds)
AXA Shares
Claude Bébéar	2,459,690
Jean-René Fourtou	8,031
Léo Apotheker	225
David Dautresme	31,550
Jacques de Chateauvieux	840
Anthony Hamilton	4,436
Henri Hottinguer	124,271
Henri Lachmann	15,675
Gérard Mestrallet	2,825
Michel Pébereau	4,200
Mme Dominique Reiniche (a)	–
Erza Suleiman (b)	1,632
Jacques Tabourot	55,403
(a) Purchase of 100 shares in April 2006. (b) Purchase of 1.675 additional shares in March 2006.

Employee shareholders

The AXA Group offers its employees an opportunity to become shareholders through a special equity issue reserved exclusively for them.

By virtue of the authorization granted by the shareholders at of the Annual General Meeting of April 20, 2005, the Management Board increased share capital, as provided for by the French Ordonnance of October 21, 1986, in one offering, through the issue of shares to employees of the Group under the Shareplan 2005 program. The shareholders waived their preferential subscription rights so that this offering could be made to employees.

In the countries that met the legal and tax requirements, two investment options were proposed in 2005:
– the traditional plan, available in 27 countries,
– the investment leverage plan, offered in 28 countries.

New mutual funds with direct voting rights have been created to allow beneficiaries to directly exercise their voting rights.

The Shareplan 2005 program was carried out through a share issue that took place in December and was open to all Group employees through voluntary contributions.

More than 23,000 employees in 28 countries took part in Shareplan 2005, and participating employees invested a total of 304.3 million euros (up 29.8% compared with the 234.4 million euros invested in December 2004), as follows:

– 33.7 million euros in the traditional plan (versus 21 million euros in December 2004);

– 270.6 million euros in the investment leverage plan (versus 213.3 million euros in December 2004).

A total of 16,252,190 new ordinary shares were issued, each with a par value of 2.29 euros. These shares began earning dividends on January 1st, 2005.

As of December 31, 2005, AXA employees held 5.60% of the Group’s outstanding ordinary shares and 7.04% of the voting rights. These shares are owned through 22 mutual funds or directly, in the form of shares or ADRs.

Principal statutory information
concerning the Company

Corporate Name
AXA

Registered principal offices:
25, Avenue Matignon – 75008 Paris

Legal form and governing law
A form of limited liability company (French société anonyme) with a Management Board and a Supervisory Board, governed by the laws of France, in particular the French Company Code (the Code de Commerce) and the French Insurance Code (the Code des Assurances).

Incorporation and life of the Company
The Company was incorporated in 1852. The corporate life of the Company is set to expire on December 31, 2059, unless it is prolonged after, or wind-up before, this date.

Corporate purpose
(Article 3 of the articles of incorporation and bylaws):

– to acquire, manage and/or dispose of equity interests in French or foreign companies or businesses, regardless of their legal form;

– to perform any and all transactions directly or indirectly related to the foregoing or in furtherance thereof;

– in particular, to acquire and manage equity interestsin any form, directly or indirectly, in any French or foreign company engaged in the insurance business.

Trade and Company Register
No. 572.093.920 in the Paris Trade and Company Register APE Code: 741 J

Fiscal year
From January 1st to December 31st.

Distribution of profits
Net profits for the fiscal year and any retained earnings, less any prior losses and amounts appropriated to reserves in accordance with applicable law, constitute the distributable profit. Shareholders have control over this profit, and may decide at the annual general meeting on its appropriation as well as on the distribution of sums drawn from the reserves under its control. In such case, the shareholders’ decision expressly indicates the reserve accounts from which amounts are to be drawn.

With the exception of a reduction in the share capital, no dividend may be paid out to shareholders if the amount of shareholders’ equity is less than the share capital plus the reserves that, by law, cannot be distributed. Likewise, no dividend may be paid out if this would cause shareholders’ equity to fall below said threshold.

Meetings of shareholders and voting power
Shareholders are convened, meet, and deliberate in accordance with applicable law and regulations.

Any shareholder has the right to attend such meetings, either in person or by proxy, provided that the shareholder is registered with the Company.

Related formalities must be completed at least five days prior to the meeting. However, the Management Board may reduce or waive this requirement, provided that its decision pertains to all shareholders. Accordingly, the AXA Management Board has reduced this requirement to two days.

Shareholders may vote by mail in accordance with legislation and regulations in force.

Each shareholder is entitled to one vote per share held. However, since the Extraordinary Shareholders’

meeting of May 26, 1977, Article 23 of the Company bylaws provides that holders of shares that are fully paid up and registered in the name of their owner for at least two years at the end of the calendar year preceding the scheduled date of a shareholders’ meeting enjoy double voting rights with respect to these shares. In the event of a share capital increase through capitalization of reserves, profits, share or issue premiums, registered shares that are freely allotted to shareholders on the basis of existing shares granting a double voting right shall also grant a double voting right to their holders.

The relevant paragraphs of the French Commercial Code provide that the right to a double vote ceases automatically when the share to which it is attached is converted to bearer status. This right also ceases automatically in the event that shares are transferred, with the proviso that the transfer is one of ownership. Accordingly, this right stands in the event of a transfer in the form of collaterals or a transfer of use rights. Moreover, a transfer of ownership that occurs in connection with succession, liquidation of an estate between spouses, or donation to a relative does not lead to the loss of acquired double voting rights. Moreover, the French Commercial Code provides that the shareholders may not revoke this right to a double vote unless a special meeting of the holders of such rights has been held to authorize this revocation.	The law also allows the Company to request from the depository trust company concerned, at its own expense and at any time, information pertaining to the identity of holders of shares of the Company carrying immediate or future voting rights in shareholder meetings, as well as the number of shares held by each individual or legal entity.

Notification of statutory thresholds
(Article 7 of the articles of incorporation and bylaws) Any person or entity that directly or indirectly becomes the owner of at least 0.5% of the share capital and/or voting power must notify the Company of the total number of shares held. Notification must be made by certified letter, return receipt requested, within five days of the date on which the shares that allowed the holder to reach or pass said threshold were registered.

This notification must be made whenever an additional 0.5% threshold is reached.

Failure to comply with the requirement to disclose the passing of statutory thresholds may entail the forfeiture of the voting rights attached to any shares that exceed the aforementioned thresholds if ownership of these shares has not been duly disclosed to AXA. This period of forfeiture may last for two years as of the date on which the holder complies with these disclosure requirements.

Information concerning

the share capital of the Company

Share capital as of December 31,
2005

As of December 31, 2005, AXA’s fully paid up share capital totaled €5,053,311,984.24 divided into 2,206,686,456 shares with a par value of €2.29 and eligible for dividends as of January 1, 2005.
On January 9, 2006, the AXA Management Board duly noted that, as a result of the merger of FINAXA into AXA,

AXA’s share capital was reduced to €4,280,458,015.60 divided into 1,869,195,640 shares.
On January 16, 2006, the AXA Management Board duly noted that, as a result of the exercise of stock options, stock warrants and the conversion of bonds into shares, the Company’s share capital was raised to €4,285,975,459.16 divided into 1,871,605,004 shares with a par value of €2.29 and eligible for dividends as of January 1, 2005.

Change in share capital

Date	Operations	Number of shares issued	Issue premium	Number of shares after the operation	Amount of share capital after the operation (in euros)
2003	Exercise of stock options Exercise of stock options	68,064 336,782	584,201 2,535,734	1,762,167,344 1,762,504,126	4,035,363,217 4,036,134,449
	Exercise of stock subscription warrants (employees in Germany)	3,887	34,983	1,762,508,013	4,036,143,350
	New equity issue reserved for employees of AXA	1,294,128	10,275,376	1,763,802,141	4,039,106,903
	Exercise of stock options	120,318	796,863	1,763,922,459	4,039,382,431
	Exercise of stock subscription warrants (employees in Germany)	2,488	22,392	1,763,924,947	4,039,388,129
	Exercise of stock options	239,806	1,601,711	1,764,164,753	4,039,937,284
	New equity issue reserved for employees of AXA	13,836,694	143,735,303	1,778,001,447	4,071,623,314
	Exercise of stock options	99,532	768,553	1,778,100,979	4,071,851,241
	Conversion of bonds	1,788	68,532	1,778,102,767	4,071,855,336
	Exercise of stock subscription warrants (employees in Germany)	368	3,278	1,778,103,135	4,071,856,179

Date	Operations	Number of shares issued	Issue premium	Number of shares after the operation	Amount of share capital after the operation (in euros)
2004	Exercise of stock options Exercise of stock options	198,198 418,104	1,560,737 3,177,766	1,778,301,333 1,778,719,437	4,072,310,053 4,073,267,511
	Exercise of stock subscription warrants (employees in Germany)	13,766	141,851	1,778,733,203	4,073,299,035
	New equity issue reserved for AXA employees in France	1,668,797	18,690,526	1,780,402,000	4,077,120,580
	Bonds payable into shares (ORAN, financing for the acquisition of MONY)	110,245,309	1,143,794,078	1,890,647,309	4,329,582,338
	Exercise of stock options	408,081	2,636,812	1,891,055,390	4,330,516,843
	Exercise of stock subscription warrants (employees in Germany)	7,643	77,400	1,891,063,033	4,330,534,346
	New equity issue reserved for employees of AXA	16,495,888	182,658,904	1,907,558,921	4,368,309,929
	New equity issue reserved for employees of AXA (ABSA)	691,167	10,077,215	1,908,250,088	4,369,892,702
	Exercise of stock options	192,371	1,177,460	1,908,442,459	4,370,333,231
	Conversion of stock subscription warrants by German employees	1,711	17,513	1,908,444,170	4,370,337,149
2005	Exercise of stock options	46,789	305,298	1,908,490,959	4,370,444,296
	Exercise of stock options	2,224,844	17,509,581	1,910,715,803	4,375,539,189
	Exercise of stock subscription warrants	27,983	308,505	1,910,743,786	4,375,603,270
	Share capital increase following the definitive completion of the merger of FINAXA into AXA	299,012,355	4,308,368,615	2,209,756,141	5,060,341,563
	Exercise of stock options	480,947	5,232,868	2,210,237,088	5,061,442,932
	Exercise of stock subscription warrants	6,871	90,044	2,210,243,959	5,061,458,666
	Share capital reduction by cancellation of shares	(19,809,693)	(466,353,090)	2,190,434,266	5,016,094,469
	New equity issue reserved for employees of AXA	1,866,614	29,455,181	2,192,300,880	5,020,369,015
	New equity issue reserved for employees of AXA	13,728,714	222,657,172	2,206,029,594	5,051,807,770
	New equity issue reserved for employees of AXA (ABSA)	656,862	13,327,733	2,206,686,456	5,053,311,984
Jan. 9, 2006	Share capital reduction (through the cancellation of shares) following the merger of FINAXA into AXA	(337,490,816)	(5,379,990,858)	1,869,195,640	4,280,458,016
Jan. 16,	Exercise of stock options	2,021,262	18,942,856	1,871,216,902	4,285,086,706
2006	Exercise of stock subscription warrants	4,780	64,773	1,871,221,682	4,285,097,652
	Conversions of bonds	383,322	4,781,199	1,871,605,004	4,285,975,459
Feb. 28,	Exercise of stock options	342,060	4,372,946	1,871,947,064	4,286,758,777
2006	Exercise of stock subscription warrants	14,525	152,438	1,871,961,589	4,286,792,038
	Conversions of bonds	6,749	84,135	1,871,968,338	4,286,807,494

Fully diluted capital as of February 28, 2006 The following table indicates the Company’s fully diluted share capital, assuming that the maximum	number of new shares is issued following conversion of all outstanding convertible bonds and the exercise of all outstanding stock options.
	Outstanding number	Fully diluted capital
Ordinary shares issued on February 28, 2006 (a)	1,871,968,338	1,871,968,338
Subordinated convertible bonds 1999-2014	9,199,353	37,349,373
Subordinated convertible bonds 2000-2017	6,639,463	26,956,220
Subordinated convertible bonds 1997-2006	6,933	26,276
Stock options	73,166,754	73,166,754
Freely allotted shares	1,105,537	1,105,537
Stock subscription warrants related to the Shareplan program in Germany	2,728,667	2,735,333
Maximum total number of shares	–	2,013,307,831
(a) Source: Euronext Notice as of February 28, 2006

AXA subordinated convertible bonds as of February 28, 2006

	Subordinated convertible bonds	Subordinated convertible bonds
	from February 8, 1999	from February 17, 2000
Number of bonds	9,239,333	6,646,524
Issue price	€165	€165,50
Total principal amount	1,524,489,945 euros	1,099,999,722 euros
Closing date	February 8, 1999	February 17, 2000
Maturity date	January 1, 2014	Janaury 1, 2017
Coupon	2.50%	3.75%
Conversion	Starting February 9, 1999: 4.06 shares	Starting February 17, 2000: 4.06 shares
	for 1 bond	for 1 bond
Maturity of the bonds	Redemption on January 1st, 2014 at	Redemption on January 1st, 2017 at
	230.88 euros per bond, i.e. 139.93% of	269.16 euros per bond, i.e. 162.63% of
	the nominal amount	the nominal amount
Early redemption	– The Company may purchase the notes on	– The Company may purchase the notes on
	any Stock Exchange or otherwise in	any Stock Exchange or otherwise in
	accordance with applicable law, including	accordance with applicable law, including
	by way of tender for purchase or exchange,	by way of tender for purchase or exchange,
	– at the option of the issuer, in cash, from	– at the option of the issuer, in cash, from
	January 1st, 2005 at a price with a gross	January 1st, 2007 at a price with a gross
	4.45 % actuarial yield, if the Company’s	6.00 % actuarial yield, if the Company’s
	share average over 10 consecutive days	share average over 10 consecutive days
	is above 125% of the anticipated	is above 125% of the anticipated
	repayment price,	repayment price,
	– at any time, at the option of the issuer,	– at any time, at the option of the issuer,
	at 230.88 euros if the number of bonds	at 269.16 euros if the number of bonds
	in circulation is below 10% of the number	in circulation is below 10% of the number
	of bonds issued.	of bonds issued.
Number of bonds in circulation
as of February 28, 2006	9,199,353	6,639,463

In addition, following the merger of FINAXA into AXA, AXA has assumed FINAXA’s liabilities in respect of convertible bonds issued in 1997. Although the maturity date is January 2006, bondholders have	until March 2006 to present them for redemption. As of February 28, 2006, 6,933 bonds were still outstanding. If converted, they would result in the issuance of 26,276 new AXA shares.

Description of the company’s own shares buyback program to be submitted to shareholders’ approval on May 4, 2006

Date of the Shareholders’ meeting called to authorize the program
May 4, 2006

Self-held shares and shares owned by subsidiaries as of February 28, 2006

	Number of shares	% of share capital	Par value (in euros)
Self-held shares	10,141,627	0.54%	23,224,326 €
Shares owned by subsidiaries	31,009,671	1.66%	71,012,147 €

Analysis of self-held shares in terms of objectives as of February 28, 2006

	Liquidity contract	Bond conversions, stock options hedging, etc.	Cancellation
Number of self-held shares	680,000	9,461,627	–

Objectives of the Company’s own shares buyback program
European Regulation n° 2273/2003 which came into force on October 13, 2004, expressely provides that shares purchased in connection with own stock buyback programs must serve one of the following purposes:

(i) to reduce share capital through the cancellation of the shares purchased ;

(ii) to fulfill obligations related to the issuance of debt securities with an immediate or deferred claim on the capital of the issuer, as well as stock options programs or other share allocations made to employees of the issuer or one of its affiliates.

Besides, the European Directive n°2003/6/CE on market abuse offers the option of pursuing accepted market practices. Accordingly, under the terms of the AMF position on “the implementation of the new regulation on own shares buyback programs”, published in March of 2005, two market practices are accepted in addition to the objectives allowable under the European Regulation:

(i) liquidity contracts entered into with an investment services provider in compliance with the code of conduct drawn up by AFEI ;

(ii) purchases made by the issuer for the purpose of holding its own shares for subsequent tender offers.

Pursuant to the provisions of the European Regulation and in accordance with market practices allowed by the AMF, the objectives of the Company’s own shares buyback program that will be submitted to the shareholders’ approval on May 4, 2006 are the following:

a) optimizing the liquidity of AXA securities, notably to foster regular and liquid trading in the securities through a liquidity contract that complies with the AFEI Code of conduct approved by the AMF, entered into with an investment services provider (liquidity provider) in compliance with the market practices accepted by the AMF,

b) (i) hedging stock options offered to some or all employees or directors and officers of the Company and/or affiliates as defined in Article L.225-180 of the French Commercial Code, (ii) granting free shares to employees and former employees enrolled in a company savings plan sponsored by the Company or the AXA Group, and/or (iii) granting free shares to employees and directors and officers of the Company and its affiliates as defined in Article L.225-197-2 of the French Commercial Code, in connection with the provisions of Articles L.225-197-1 et seq of the French Commercial Code,

c) holding or tendering such shares later in payment or in exchange, especially in connection with potential external growth acquisitions, in compliance with the market practices accepted by the AMF,

d) remitting shares during the exercise of rights attached to bonds with an immediate or future claim on shares of the Company,

e) cancelling some or all of these shares for the purpose of optimizing cash management, return on equity and earnings per share, subject to shareholders approval of the ninth extraordinary resolution hereinafter, which authorizes this cancellation, and/or, more generally,

f) performing all operations in compliance with the laws and regulations in force.

Share buyback program submitted to shareholders approval on May 4, 2006

Type of securities	Maximum % of share capital as of February 28, 2006	Maximum number of shares	Maximum purchase price (per share)
Shares	8.34% (a)	156,187,162	€45
(a) 10% of share capital less the % of shares owned by subsidiaries.

AXA will not go above the 10% maximum threshold of its share capital directly and/or indirectly owned.	Duration of the buyback program 18 months, from the shareholders’ meeting of May 4, 2006 on, pending approval of the program.

Table of transactions made during the previous share buyback program
(until February 28, 2006)

Number of shares purchased since the beginning of the program	44,143,087
Number of shares sold since the beginning of the program	14,099,317
Number of shares transferred (a) since the beginning of the program	92,450
Number of shares cancelled since the beginning of the program	19,809,693
Balance of transactions as of February 28, 2006	10,141,627
Market value of the portfolio as of February 28, 2006	€300,597,824
(a) Through the exercise of options, the conversion of debt instruments with a claim on share capital, etc.

The Company has not used derivative in connection
with the previous share buyback program. All of the
share buybacks have been made in cash.

Capital ownership as of
February 28, 2006

To the best of the Company’s knowledge, the table
below summarizes its capital ownership and voting
power as of February 28, 2006:

	Number of shares	Capital ownership	Voting power
Mutuelles AXA (a)	267,711,761	14.30%	23.29%
Self-held shares	10,141,627	0.54%	–
Shares held by subsidiaries	31,009,671	1.66%	–
Employees and agents	104,231,745	5.57%	7.02%
General public	1,458,873,534	77.93%	69.69%
Total	1,871,968,338	100%	100%
(a) Directly and indirectly. Source Euronext Notice as of February 28, 2006.

To the best of the Management Board’s knowledge, no other shareholders owns more than 5% of the share capital. The Company has agreed to disclose any ownership in excess of 2% of its outstanding share capital known to it. Following the merger of Finaxa into AXA, BNP Paribas has crossed this 2% threshold and held, as of December 31, 2005, 3.6% of AXA’s share capital.

Of the 1,871,968,338 shares composing the share capital, 311,355,031 shares entitled their holders to double voting rights as at February 28, 2006.	As of February 28, 2006, Mutuelles AXA[1], directly and indirectly owned 14.30% of the share capital and 23.29% of the voting power at AXA shareholders’ meetings.

To the best of the Company’s knowledge, subsidiaries of the AXA Group do not hold any AXA shares that are pledged. In addition, to the best of the Company’s knowledge, a very small number of individual registered shareholders hold AXA shares that are pledged.

Ownership Structure as of February 28, 2006

(1) i.e, AXA Assurances IARD Mutuelle, including Matipar, its 100% subsidiary, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle.

Change in capital ownership

The changes in the Company’s share capital between
December 31, 2003 and December 31, 2005, are
described in the table below:

	As of December 31, 2005
	Number of shares	Capital ownership (%)	Number of votes	Voting power (%)
Mutuelles AXA (a)	267,711,761	14.30%	498,858,517	23.19%
of which : – Mutuelles AXA	n/a	n/a	n/a	n/a
– Finaxa (a)	n/a	n/a	n/a	n/a
Self-held shares	653,857	0.03%	–	–
Shares held by subsidiaries	32,007,788	1.71%	–	–
Employees and agents	105,672,937	5.65%	152,473,475	7.09%
General public	1,465,558,661	78.31%	1,499,634,200	69.72%
Total	1,871,605,004	100%	2,150,966,192	100%
(a) Directly and indirectly.

Prior to the merger of Finaxa into AXA, Mutuelles AXA held 20.32% of AXA’s share capital and 32.68% of its voting rights, in concert, directly and indirectly, via Finaxa. Following this merger, Mutuelles AXA declared that its holding had fallen on December 16, 2005 below 25% of the voting rights, and 20% and 15% of AXA’s share capital, and that it held in concert 12.11% of the share capital and 21.31% of the Company’s voting rights.

Shareholders’ agreement

Agreement with BNP Paribas Axa and BNP Paribas signed on December 15, 2005, a shareholders’ agreement (the “Agreement”) replacing the one signed on September 12, 2001 and amended by an additional clause on October 26, 2004.

The clauses of the Agreement which was filed with the AMF (Autorité des Marchés Financiers) on

December 16, 2005, set forth the preferential terms and conditions governing the acquisition or disposal of AXA and BNP Paribas shares, and provide for the maintenance of stable cross-shareholdings between the two groups as follows:

– the AXA Group agrees to hold at least 43,412,598 BNP Paribas shares.

– the BNP Paribas Group agrees to hold at least 61,587,465 AXA shares.

In addition, AXA and BNP Paribas have granted each other options to repurchase to be used in the event of a change in the control of the capital of one of them.

The Agreement shall remain in force for a period of five years, as of December 16, 2005, the date on which it went into effect, and is to be renewed automatically thereafter for an initial term of two years, and then for subsequent periods of one year each, barring termination on the part of either party notified three months prior to the automatic renewal date.

As of December 31, 2004				As of December 31, 2003
Number of shares	Capital ownership (%)	Number of votes	Voting power (%)	Number of shares	Capital ownership (%)	Number of votes	Voting power (%)
388,297,657	20.34%	746,960,225	32.35%	358,662,568	20.17%	711,765,136	32.92%
51,959,561	2.72%	100,862,677	4.37%	48,903,116	2.75%	97,806,232	4.52%
336,338,096	17.62%	646,097,548	27.98%	309,759,452	17.42%	613,958,904	28.40%
–	–	–	–	–	–	–	–
21,317,674	1.12%	–	–	29,129,463	1.64%	–	–
98,332,067	5.15%	144,069,477	6.24%	85,236,438	4.79%	116,377,731	5.38%
1,400,496,772	73.38%	1,418,013,499	61.41%	1,305,072,510	73.40%	1,333,874,553	61.70%
1,908,444,170	100%	2,309,043,201	100%	1,778,100,979	100%	2,162,017,420	100%

The details of this agreement are available on the
internet site of the AMF (“Autorité des Marchés
Financiers”) :

www.amf-france.org

Dividends

Fiscal year	Distribution (in euro millions)	Number of shares (as of December 31)	Net dividend per share in euros	Tax credit per share in euros	Dividend eligible for abatement in euros	Gross dividend per share in euros
2001	971	1,734,187,269	0.56	0.28	–	0.84
2002	599	1,762,167,344	0.34	0.17	–	0.51
2003	676	1,778,103,135	0.38	0.19	–	0.57
2004	1,164	1,908,444,170	0.61*	–	0.61*	0.61*
2005 (a)	1,647	1,871,605,004	0.88**	–	0.88**	0.88**

* As of January 1, 2005 individual shareholders who had elected tax domicile in France were eligible for an abatement of 50% on the dividend, i.e 0.305 euro per share for fiscal year 2004.
** As of January 1, 2006 individual shareholders who have elected tax domicile in France are eligible for an abatement of 40% on the dividend, i.e 0.35 euro per share for fiscal year 2005.
(a) Proposal submitted to the Extraordinary and Ordinary Shareholders’ Meeting to be held on May 4, 2006.

Dividends not claimed within five years of the date of
payout become the property of the French Treasury
Department.

Dividend policy
AXA determines its dividend policy on the basis of its
adjusted earnings, and currently intends to distribute
40 to 50% of that sum on a recurrent basis. The
dividend presented to the approval of the	shareholders of AXA is proposed by the Management Board and Supervisory Board, which have the discretion to adjust this dividend at each year-end closing.

Valid financial authorizations as of December 31, 2005

Issues with preferential subscription rights

Securities	Maximum amount of the issue in euros	Maximum amount of the capital increase in euros	Term	Expiration
Capitalization of reserves, earnings or premiums	–	1 billion (a)	26 months	June 20, 2007
Ordinary shares and other securities
granting a claim to shares of the Company
at maturity through subscription, conversion,
exchange, redemption, presentation of
a warrant or other (d)	6 billion (b)	1.5 billion (c)	26 months	June 20, 2007

Issues without preferential subscription rights

Securities	Maximum amount of the issue in euros	Maximum amount of the capital increase in euros	Term	Expiration
Ordinary shares or securities granting a claim to shares of the Company at maturity through subscription, conversion, exchange, redemption, presentation of a warrant or other (d)	6 billion (b)	1 billion (c)	26 months	June 20, 2007
Shares reserved for employees	–	150 million	26 months	June 20, 2007
Performance shares	–	0.5% of the share capital (e)	38 months	June 20, 2008
Shares issued in connection with the exercise of stock options	–	2.5% of share capital (f)	38 months	June 20, 2008
(a) Independent ceiling.
(b) The face value of debt instruments associated with the issue of securities may not exceed the global upper limit of 6 billion euros. This upper limit is separate and distinct from the amount of the securities that give the right to grant debt securities (ceiling of 2 billion euros).
(c) The face value of the capital increase may not exceed the global upper limit of 1.5 billion euros.
(d) Including the issue of ordinary shares or securities for up to 10% of the share capital in accordance with the terms and conditions determined by the shareholder meeting, in the event of a public offer initiated by the Company, in consideration for contributions in kind for up to 10% of the share capital, or as result of a securities issue by subsidiaries of AXA.
(e) At the date of the Shareholders meeting of April 20, 2005.
(f) At the date of attribution of the options by the Management Board.

Other legal information

Annual Information Document

Pursuant to Article 221-1-1 of the AMF General Regulation, the Annual Information Document below mentions all the information published by the Company or otherwise publicly disclosed in the	course of the last 12 months, in one or more states that are party to the Agreement on the European Economic Area (EEA) or in one or more countries outside the EEA for the purpose of abiding by its legal or regulatory disclosure obligations pertaining to financial instruments.

Information published for the last 12 months	Sources of Information (Internet links etc...)
Press releases	www.amf-france.org www.axa.com
AXA creates “Northern Europe” region (April 19, 2005)
AXA and FINAXA announce their intention to merge (April 19, 2005)
AXA Group First Quarter 2005 Activity Indicators (May 12, 2005)
AXA implements a liquidity contract (May 16, 2005)
AXA reports 2004 IFRS results – Principles and results are in line with our January Indicators – Balance sheet strength and earnings capacity are confirmed (June 21, 2005)
Update on the merger of FINAXA into AXA (June 29, 2005)
AXA Half Year 2005 Activity Indicators (July 28, 2005)
New Organization of AXA “Northern Europe” Region (August 16, 2005)
Half Year 2005: a very strong performance (September 6, 2005)
AXA Half Year 2005 earnings: a very strong performance expected strong double-digit 2005 earnings growth (September 22, 2005)
AXA launches its 2005 employee Share Offering (Shareplan 2005) (September 23, 2005)
AXA announces its 2005 employee Share offering subscription price (October 24, 2005)
AXA sets itself ambitious targets (October 27, 2005)
AXA supports the “Carbon Disclosure Project” (October 28, 2005)
AXA launches the first securization of a motor insurance portfolio (November 3, 2005)
AXA acquires a block of bonds exchangeable into AXA Shares (November 4, 2005)

Strong activity levels in the first nine months of 2005 - Acceleration of growth in life and savings and asset management during the third quarter of 2005 - Very strong net inflows in asset management of €42 billion (November 8, 2005)

AXA announces that it has acquired 98.6% of the bonds exchangeable into AXA shares issued by FINAXA (November 16, 2005)
AXA et FINAXA have filed an E document with the AMF related to the AXA-FINAXA merger (November 21, 2005)
AXA announces that it has acquired 99.62% of the bonds exchangeable into AXA shares issued by FINAXA (November 21, 2005)
AXA closes the first securization of a motor insurance porfolio (December 9, 2005)
AXA enhances its Embedding Value disclosure by adopting European Embedded Value principles (December 12, 2005)

Information published for the last 12 months	Sources of Information (Internet links etc...)
AXA and FINAXA shareholders’ meetings voted in favor of the merger of FINAXA into AXA (December 16, 2005)
Reappointment of the Management Board (December 21, 2005)
AXA announces its intention to acquire shares from minority shareholders of its German subsidiary AXA Konzern AG (December 21, 2005)
Success of AXA 2005 employee share offering total subsciption up by 30% (December 23, 2005)
AXA launches an offer to acquire shares from minority shareholders of its German subsidiary AXA Konzern AG (January 9, 2006)
Strong 2005 activity performance with further acceleration in all of our businesses in 4Q05 (January 26, 2006)
AXA sponsors launch of the 4th annual “Carbon Disclosure Project” (February 2, 2006)
AXA has reached the 95% threshold of the share capital in its German subsidiary AXA Konzern AG (February 13, 2006)
Very strong full year 2005 performance (February 28, 2006)

Nicolas Moreau is appointed Group Chief Executive of AXA UK and Non-Executive Chairman of the Board
of AXA Investment Managers. Dominique Carrel-Billiard is appointed Chief Executive of AXA Investment Managers (March 24, 2006)

Philippe Donnet is appointed Chairman of the Board of Directors of AXA Japan Holding (March 31, 2006)
AXA announces having received a binding offer from Stone Point Capital for AXA RE’s business (April 07, 2006)
Bulletin of Required Legal Notices Publications (BALO)	www.journal-officiel.gouv.fr
2004 Annual Financial statements before Shareholders’ Meeting (April 1, 2005)
Notice of Meeting (Shareholders’ Meeting – April 20 2005) (April 1, 2005)
Voting Powers after Shareholders’ Meeting (May 2, 2005)
2004 Annual Financial Statements after Shareholders’ Meeting (May 4, 2005)
Turnover 1st Quarter of 2005 (May 13, 2005)
Turnover 2nd Quarter 2005 (August 3, 2005)
Notice of projects of AXA-FINAXA-SGCI mergers (September 16, 2005)
Notice of Meeting (Extraordinary General Meeting – December 16, 2005) (October 26, 2005)
Erratum on the AXA-FINAXA-SGCI merger project (November 4, 2005)
2005 Half Year Consolidated financial Statements (November 9, 2005)
Turnover Third Quarter 2005 (November 14, 2005)
Notice of Meeting (Extraordinary General - December 16, 2005) (November 23, 2005)
Notice to the holders of bonds of the preferential subscription rights 2.75% September 1997 / January 2006 (December 21, 2005)
Anticipated Reimbursement of the FINAXA bonds exchangeable into AXA shares issued by FINAXA 3% 1998-2007 – Code ISIN FR0000 209 546 (December 23, 2005)
Notice of realization of the merger of FINAXA into AXA and subsequent increase of the share capital of AXA (December 23, 2005)
Notice to the Shareholders: Issue and admission of shares to the “Eurolist d’Euronext Paris SA” Market (December 28, 2005)
Voting powers as of December 23, 2005 (January 4, 2006)
Turnover 4th Quarter 2005 (February 3, 2006)
Notice of meeting (Shareholder’s meeting of May 4, 2006) (March 17, 2006)
Notice of meeting (Shareholder’s meeting of May 4, 2006) (April 07, 2006)

Information published for the last 12 months	Sources of Information (Internet links etc...)
Documents filed with the Registry (Greffe)	www.infogreffe.fr
Extract of the minutes of the Supervisory Board of February 23, 2005 regarding the cooptation of a member of the Supervisory Board (April 6, 2005)
Extract of the minutes of the Shareholders’ Meeting of April 20, 2005 regarding the financial authorisations (May 16, 2005)
Bylaws as of April 20, 2005 (May 26, 2005)
Extract of the minutes of the Management Board of April 20, 2005 regarding the statutory modifications (May 26, 2005)
Extract of the minutes of the Management Board of April 20, 2005 regarding the changes in the Supervisory Board (May 26, 2005)
Ruling of appointment of merger auditor (May 16, 2005)
Ruling of appointment of merger auditor (May 16, 2005)
Treaty of mergers AXA-FINAXA-SGCI (September 14, 2005)
Amendment to the treaty of mergers AXA-FINAXA-SGCI (October 25, 2005)
Bylaws as of October 17, 2005 (October 27, 2005)
Extract of the minutes of the Management Board of October 17, 2005 regarding the increase of the share capital (October 27, 2005)
Reports of the merger auditors (December 7, 2005)
Bylaws as of December 16, 2005 (February 1, 2006)
Extract of the minutes of the Extraordinary Shareholders’ Meeting of December 16 regarding the merger of FINAXA into AXA (increase of the share capital (February 1, 2006)
Extract of the minutes of the Management Board of December 23, 2005 regarding the increase and decrease of the share capital (February 9, 2006)
Declaration of conformity (merger of FINAXA into AXA) (February 1, 2006).
Extract of the minutes of the Management Board of January 9, 2006 regarding the decrease of the share capital (February 9, 2006)
Extract of the minutes of the Management Board of January 16, 2006 regarding the increase of the share capital (February 9, 2006)
Bylaws as at January 16, 2006 (February 9, 2006)
Documents at the disposal of the Shareholders	Headquarters 21, avenue Matignon 75008 Paris
Ordinary and Extraordinary General Meeting – April 20, 2005
A copy of the “BALO” dated March 18, 2005 containing the Notice of Meeting
A copy of the “BALO” dated April 1, 2005 and a copy of a Legal Advertisement Newspaper “La Gazette du Palais” dated April 2, 2005 containing the Notice of Meeting
A copy of the convening file sent to the shareholders as well as all documents at the disposal of the shareholders (D133 et D135)
Copies and acknowlegement of receipts of the recorded delivery letters sent to the auditors
The attendance sheet signed by the present members
The shareholders’ proxies to a person
The vote proxies by correspondence
The 2004 financial statements (“BALO” dated April 1, 2005)
The Management Board Report

Information published for the last 12 months		Sources of Information (Internet links etc...)
The Report of the Chairman of the Supervisory Board
The Supervisory Board comments on the Management Board Report
The Auditors’ reports
The project of resolutions
A copy of the bylaws
Extraordinary General Meeting – December 16, 2005
A copy of the “BALO” dated October 26, 2005 containing the Notice of Meeting
A copy of the “BALO” dated November 23, 2005 and a copy of a Legal Advertisement Newspaper “La Gazette du Palais” dated November 23-24, 2005 containing the Notice of Meeting
A copy of the convening file sent to the shareholders as well as all documents at the disposal of the shareholders (D133 et D135)
Copies and acknowlegement of receipts of the recorded delivery letters sent to the auditors
The attendance sheet signed by the present members
The shareholders’ proxies to a person
The vote proxies by correspondence
The Management Board Report
The E Document (Appendix to Management Board Report)
The auditors and merger auditors’ reports
A copy of the treaty of merger signed on June 29 2005
A copy of the amendment to the treaty of merger signed on October 18, 2005
A copy of the “BALO” dated September 16, 2005 and a copy of a Legal Advertisement Newspaper “La Gazette du Palais” dated September 16-17, 2005 containing the Notice of the project of mergers
A copy of the “BALO” dated November 4, 2005 and a copy of a Legal Advertisement Newspaper “La Gazette du Palais” dated November 5, 2005 containing the correction of the Notice of the project of mergers
The ruling that appointed the merger’s auditors
The project of resolutions
Copy of the bylaws
Transactions on AXA shares		www.axa.com www.amf-france.org
Disclosure of trading in the Company’s shares by its directors
March 24, 2005 to April 6, 2005	As of November 21, 2005
As of April 8, 2005	As of December 2, 2005
As of June 30, 2005	As of December 6, 2005
As of July 1, 2005	As of December 14, 2005
As of July 4, 2005	As of December 19, 2005
As of July 7, 2005	As of December 22, 2005
As of October 24, 2005	As of December 27, 2005
As of October 26, 2005	As of January 4, 2006
As of October 31, 2005	As of February 22, 2006
As of November 8, 2005	As of February 28, 2006
As of November 10, 2005	As of March 16, 2006
As of November 16, 2005	As of March 21, 2006
As of November 18, 2005

Information published for the last 12 months		Sources of Information (Internet links etc...)
Disclosure of trading in own shares by the Company
November 10 to November 17, 2005	January 9 to January 13, 2006
November 18 to November 25, 2005	January 16 to January 20, 2006
November 28 to December 2, 2005	January 23, 2006
December 5 to December 9, 2005	March 27 to March 30, 2006
December 12 to December 15, 2005	April 3 to April 6, 2006
January 4 to January 6, 2006
Six month reports on AXA’s liquidity contract
As of June 30, 2005	As of December 30, 2005
Disclosures of share ownership thresholds		www.amf-france.org
Disclosure made by Mutuelles AXA (December 23, 2005)
Official public notice of shareholders’ agreement clauses		www.amf-france.org
Shareholders’ agreement between AXA and BNP Paribas (December 21, 2005)
E Document		www.amf-france.org
Merger of Finaxa into AXA (November 16, 2005)
Documents published abroad (20-F / 6-K)		www.sec.gov
Form 6-K for April 2005: Press Release issued on April 19, 2005 by AXA, announcing AXA and FINAXA’s intention to merge
Form 6-K for May 2005: Press Release issued on May 12, 2005 by AXA, announcing its activity indicators for the first quarter 2005
Free translation of AXA’s French “Document de Référence” for the year ended December 31, 2004 filed with the AMF (the French stock exchange regulatory authority) on February 24, 2005
Form 20-F (submitted as of June 22, 2005)
Form 6-K for June 2005: Press Release issued on June 21, 2005 by AXA, announcing its 2004 results under International Financial Reporting Standards
Form 6-K for July 2005: Press Release issued on July 28, 2005 by AXA announcing its half year 2005 activity indicators.
Forms 6-K for September 2005: Press Release issued on September 6, 2005 by AXA, announcing its half year 2005 performance
Press Release issued on September 22, 2005 by AXA, announcing its half year 2005 earnings
Form 6-K for October 2005: Press Release issued on October 27, 2005 by AXA, regarding a presentation on “the Benefits of Being Global”
Form 6-K for November 2005: Press Release issued on November 8, 2005 by AXA, announcing strong activity levels in the first nine months of 2005
Forms 6-K for December 2005: Press Release issued on December 12, 2005 by AXA, announcing that AXA enhances its embedded value disclosure by adopting European embedded value principles
Press Release issued on December 16, 2005 by AXA, announcing that the AXA and FINAXA Shareholders’ meetings voted in favour of the merger of FINAXA into AXA
Form 6-K for January 2006: Press Release issued on January 26, 2006 by AXA, announcing its 2005 activity performance
Form 6-K for February 2006: Press Release issued on February 28, 2006 by AXA, announcing its consolidated earnings for the full year 2005
Form 6-K for April 2006: Press Release issued on April 7, 2006 by AXA, announcing its receipt of a binding offer from Stone Point Capital for AXA RE’s business

Documents pertaining to the
Company may be consulted at:

AXA Legal Department
21, avenue Matignon - 75008 Paris (France):

– The bylaws; – The reports and other documents prepared by any expert at the Company’s request, any part of which
is included onto or referred to in this Annual Report (Document de Référence);
– The parent company financial statements as well
as the consolidated financial statements for each of
the two financial years preceding the publication of
this Annual report (Document de Référence).

Material contracts

For the last two years, AXA has not entered into any
material contract, other than contracts entered into in
the ordinary course of business, that contain any
provision under which the Group has any material
obligation or entitlement.

Anticipated sources of funds needed to finance the principal investments in progress or future

Investments under way or to come will be financed
by the Group’s usual and recurrent means of funding.

PricewaterhouseCoopers Audit 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex	Mazars & Guérard Le Vinci – 4, allée de l’Arche 92075 Paris-La Défense Cedex

Special report of the Independent Auditors on regulated agreements
(for the year ended December 31, 2005)

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of
AXA S.A.
25, avenue Matignon
75008 Paris

To the Shareholders,

In our capacity as Independent Auditors of AXA, we hereby submit our report on regulated agreements.

In accordance with Article L.225-88 of the French Commercial Code, we were informed of the agreements that were subject to the prior approval of your Supervisory Board.

It does not fall within the scope of our assignment to ascertain the potential existence of other agreements but rather, on the basis of the information that was supplied to us, to inform you, the shareholders, of the relevant features of those agreements of which we were informed. It is not our responsibility to express an opinion on the utility or merits of such agreements. Pursuant to Article 117 of the French Decree of March 23, 1967, you are asked to form an opinion on the relevance of such agreements for the purpose of approving them.

We performed our work in accordance with the professional standards applicable in France: those standards require that we plan and perform the review to obtain reasonable assurance about whether the evidence supporting the information in our possession is consistent with that information.

Agreements authorized during the 2005 fiscal year:

With the BNP Paribas Group: On December 15, 2005 and after authorization on June 29, 2005 by the AXA Supervisory Board, the AXA Group and the BNP Paribas Group entered into an agreement which replaces the one in force since September 12, 2001 (and amended on October 26, 2004). The new agreement contains the existing provisions in terms of cross-shareholdings (respectively 43.412.598 BNP Paribas’ shares held by AXA and 61.587.465 AXA shares held by BNP Paribas), and also provides for a reciprocal repurchase option in the event of a hostile takeover attempt on either AXA or BNP Paribas.

In force for a period of five years as of the date of signature, this agreement is renewable automatically for an initial period of two years and for successive periods of one year thereafter, unless one of the two parties decides to terminate beforehand, in which case it is required to give three months’ notice prior to the next renewal date.

The agreement was made public by the AMF (Autorité des Marchés Financiers) on December 21, 2005.

Concerned persons: Claude Bébéar, Michel Pébereau.

Agreement approved in prior fiscal years that remained in force in 2005:

Pursuant to the French Decree of March 23, 1967, we were informed that the following agreements, approved in prior fiscal years, remained in force in 2005:

With BNP Paribas. The agreement signed on December 15, 2005 which is detailed in the section entitled “Agreements authorized during the 2005 fiscal year”, replaces the agreement dated September 12, 2001 and amended on October 26, 2004.

With FINAXA. In May 1996, FINAXA granted a non-exclusive license to AXA (referred to hereinafter as the “License”) authorizing use of the AXA trademark in countries in which its subsidiaries operate. By virtue of the License, AXA is required to pay FINAXA an annual fee of 637,329 euros, exclusive of taxes, as well as 50 percent of all net fees it receives from its own licensees.

To enable the subsidiaries of the Company to use the AXA trademark to distribute products using new technologies and through partnerships with companies that are not controlled by AXA, FINAXA and AXA amended the agreement in January of 2001, to specify the terms and conditions under which licenses and sub-licenses are granted to subsidiaries of AXA and companies not controlled by AXA, subject to the prior written consent of FINAXA.

As of December 31, 2005, AXA had granted a total of 20 sub-licenses to 20 subsidiaries it controls, which in turn may sub-license the right to use the “AXA” trademark to their own affiliates, provided that the latter are controlled within the meaning of Article L.233-3 of the French Commercial Code.

On December 22, 2004 and February 23, 2005, respectively, the FINAXA Board of Directors and the

AXA Supervisory Board decided to change the amount payable by AXA to FINAXA on the net fees the former receives from its own licensees. Effective January 1, 2005, the percentage that is payable to FINAXA is 80%. At the same time, it was decided that FINAXA would no longer pay a 10% charge to offset trademark-related expenditures.

AXA earned 7,061,501 euros excluding taxes in annual fees for the year ended December 31, 2005. Under the terms of the license, AXA owed 80% of this amount to FINAXA, i.e. 5,649,201 euros excluding taxes.

In light of the merger of FINAXA with and into AXA, which was ratified by the shareholders of the two companies in separate meetings held on December 16, 2005, effective as of January 1, 2005 (for tax and accounting purposes), FINAXA did not issue invoices to AXA in respect of these fees for the amount of 6,286,530 euros excluding taxes. It corresponds to 80% of the global amount received from its subsidiaries (5,649,201 euros excluding taxes) and the fixed annual license fee (637,329 euros excluding taxes).

With France Telecom. AXA Technology Services (as the Principal), AXA (as the Guarantor) and France Telecom entered into an agreement on December 15, 2003, after the Supervisory Board granted its authorization on December 10, 2003. This agreement entrusts the management of all AXA Group communications networks worldwide to a single global provider, and contains a clause committing to expenditures totaling approximately 280 million euros over the term of the agreement (six and a half years starting from July 1, 2003). It also provides for a contract performance guarantee from AXA to France Telecom on behalf of AXA Technology Services, the amount of which is capped at 50 million euros, and the term of which is the term of the aforementioned agreement.

Neuilly-sur-Seine and Paris, March 24, 2006

The Independent Auditors

PricewaterhouseCoopers Audit Yves Nicolas – Eric Dupont	Mazars & Guérard Patrick de Cambourg – Jean-Claude Pauly

Financial inform

Description of business / p. 99
Risk factors / p. 133
Consolidated Financial Statements / p. 231

ations

Investment Strategy and Capital Resources / p. 125
Activity Report / p. 157
Other Financial Supplementary Information / p. 395

Description of business

Introduction / p. 100 Life & Savings Segment / p. 102
Property & Casualty Segment / p. 111 International Insurance Segment / p. 115
Asset Management Segment / p. 118 Other Financial Services Segment / p. 120
Insurance-related Invested Assets / p. 121

99

Introduction

The Company is the holding company for AXA, a worldwide leader in financial protection. Based on available information at December 31, 2005, AXA was one of the world’s largest insurance groups, with consolidated gross revenues of €71.7 billion for the year ended December 31, 2005. AXA is also one of the world’s largest asset managers, with total assets under management as at December 31, 2005 of €1,063.8 billion, including assets managed on behalf of third party clients in an aggregate amount of €568.6 billion. Based on available information at December 31, 2004 and taking into account banking companies engaged in the asset management business, AXA was the world’s 6th largest asset manager[1], with total assets under management of €871.5 billion.	AXA operates primarily in Western Europe, North America, the Asia Pacific region and, to a lesser extent, in other regions including in particular the Middle East and Africa. AXA has five operating business segments: Life & Savings, Property & Casualty, International Insurance (including reinsurance), Asset Management, and Other Financial Services (including banks). In addition, various Holding companies within the AXA Group conduct certain non-operating activities.

The tables below summarize certain key financial data by segment for the periods and as at the dates indicated:

	(in euro millions, except percentages)
	Years ended December 31,
CONSOLIDATED GROSS REVENUES AND NET INCOMES	2005		2004
Consolidated gross revenues
– Life & Savings	45,116	63%	42,344	63%
– Property & Casualty	18,874	26%	17,852	27%
– International Insurance	3,813	5%	3,363	5%
– Asset management	3,440	5%	3,084	5%
– Other financial services	428	1%	387	1%
CONSOLIDATED GROSS REVENUES	71,671	100%	67,030	100%
Annualized Premiums Equivalent Group Share (a)	5,476		4,807
New Business Value (b)	1,138		895
Underlying earnings (c)
– Life & Savings	1,931	59%	1,563	59%
– Property & Casualty	1,346	41%	1,102	42%
– International Insurance	68	2%	138	5%
– Asset management	396	12%	300	11%
– Other financial services	67	2%	23	1%
– Holding	(549)	(17%)	(489)	(19%)
Underlying earnings from operating segments	3,258	100%	2,637	100%
Net capital gains	850		705
Adjusted earnings (d)	4,108		3,342
Exceptional operations (including discontinued operations)	(72)		10
Goodwill and other related intangible impacts	(13)		(41)
Profit or loss (excluding change) on financial assets (under fair value option) & derivatives	149		428
NET INCOME	4,173		3,738
(a)  Annual Premium Equivalent (APE): Measure of new business volume. Represents 100% of regular premiums + 10% of single premiums, in line with EEV methodology. APE is group share calculation.
(b)  New Business Value: (NBV) The value of new business issued during the current year consists of the Value In Force of new business at the end of the year plus the statutory profit result of the business during the year.
(c)  Underlying earnings correspond to adjusted earnings excluding net realized capital gains attributable to shareholders.
(d)  Adjusted earnings represent the net income (Group share) before :
     (i) The impact of exceptional operations (primarily change in scope, including restructuring costs related to a newly acquired company during the considered accounting period).
     (ii) Goodwill and other related intangible impacts, and
(iii) Profit and loss on financial assets accounted for under fair value option (excluding assets backing contract liabilities for which the financial risk is borne by the policyholder) and derivatives related to invested assets (excluding (i) all impacts of foreign exchange except the ones related to currency options in earnings hedging strategies and (ii) those related to insurance contracts evaluated according to the “selective unlocking” accounting policy).

             (1) Source AXA from Pensions & Investments, Watson Wyatt Global 500 survey.

The table below sets forth the total assets managed
by AXA’s entities, including assets managed on behalf
of third parties:

		(in euro million)
AXA’S TOTAL ASSETS UNDER MANAGEMENT	At December 31,
	2005	2004
AXA (general account assets)	353,775	317,148
Assets backing contracts with financial risk borne by policyholders (Unit-linked)	141,410	114,387
Subtotal	495,185	431,535
Managed on behalf of third parties	568,639	439,924
TOTAL	1,063,823	871,460

The table below sets forth AXA’s consolidated gross premiums and financial revenues by segment for	each of its major geographic markets for the years indicated:

BREAKDOWN OF AXA’S GROSS REVENUES		Years ended December, 31
		2005		2004
	Segment contribution (%)	Market contribution to total Segment (%)	Segment contribution (%)	Market contribution to total Segment (%)
Total gross revenues (in euro millions)	71,671		67,030
Life & Savings	63%		63%
France		29%		27%
United States		31%		30%
United Kingdom		5%		6%
Japan		10%		13%
Germany		8%		8%
Belgium		6%		5%
Southern Europe		3%		3%
Other countries		7%		7%
Property & Casualty	26%		27%
France		27%		27%
Germany		15%		16%
United Kingdom (including Ireland)		23%		25%
Belgium		8%		8%
Southern Europe		16%		16%
Other countries		11%		8%
International Insurance	5%		5%
AXA RE		38%		31%
AXA Corporate Solutions Assurance		42%		45%
AXA Cessions		2%		3%
AXA Assistance		14%		14%
Others		4%		7%
Asset Management	5%		5%
AllianceBernstein		72%		75%
AXA Investment Managers		28%		25%
Other Financial Services	1%		1%
French banks		15%		26%
German banks		6%		6%
AXA Bank Belgium		78%		67%
Others		1%		1%

Life & Savings Segment

AXA’s Life & Savings segment offers a broad range of life insurance products including retirement and health insurance products for both individuals and group, with an emphasis on savings-related products including assets backing contracts with financial risk borne by policyholders (unit-linked) products. The Life & Savings segment accounted for €45.1 billion or 63% of AXA’s consolidated gross revenues for the	year ended December 31, 2005 (2004: €42.3 billion or 63% respectively).

The table below summarizes AXA’s Life & Savings gross revenues and gross insurance liabilities by geographic region for the periods and as at the dates indicated:

			(in euro millions, except percentages)
	Gross revenues					Gross insurance liabilities at December 31, 2005
	Years ended December 31,
	2005		2004
			Proforma (b)	Reported
France	13,228	29%	11,538	11,538	27%	102,985
United States (a)	13,940	31%	12,847	12,847	30%	108,984
Japan	4,735	10%	5,526	5,526	13%	27,669
United Kindom	2,395	5%	2,420	2,420	6%	78,762
Germany	3,585	8%	3,499	3,499	8%	30,923
Belgium	2,734	6%	2,188	2,188	5%	17,462
Southern Europe	1,439	3%	1,333	1,333	3%	8,944
Others (b)	3,059	7%	2,829	2,993	7%	25,190
Australia and New-Zealand	1,225	3%	1,153	1,153	3%	10,918
Hong Kong	831	2%	734	734	2%	4,736
TOTAL	45,116	100%	42,180	42,344	100%	400,919
Represented by:
Gross premiums written	43,496	–		41,103		–
Fees and charges relating to investment contrats with no participating feature	509	–		417		–
Others revenues(c)	1,111	–		824		–

(a)  MONY was acquired on July 8,2004, and represent respectively €980 million in 2004 and €1,381 million in 2005 of the revenue recorded.
(b)  Proforma 2004 take into account the impacts of the following change in scope:
– As of January 2005, Turkey was fully consolidated instead of being accounted for under the equity method. If full consolidation had been applied in 2004, revenues would have been €61 million higher.
– As of December 1, 2004, in the Netherlands, sale of the Health portfolio (€149 million), transfer of the Disability activity from Life & Savings to Property & Casualty activity (€76 million). 2004 revenues would have been €225 million lower if Health and Disability activity had been excluded.
(c)  Includes revenues from other activities (commissions and related fees associated with the management of AXA’s general account assets and mutual funds sales).

			(in euro millions)
	Annualized Premium Equivalent (a)		New Business Value (b)
	2005	2004	2005	2004
France	1,075	951	157	103
United States (c)	1,700	1,482	284	232
Japan	589	505	364	279
United Kindom	817	713	72	51
Germany	270	387	29	74
Benelux	381	315	115	58
Southern Europe	140	125	27	27
Others	504	330	91	69
Australia and New-Zealand	428	268	32	21
Hong Kong	75	62	59	47
TOTAL groupe share	5,476	4,807	1,138	895
(a) Annual Premium Equivalent (APE): Measure of new business volume. Represents 100% of regular premiums + 10% of single premiums, in line with EEV methodology. APE is group share calculation.
(b) New Business Value: (NBV) The value of new business issued during the current year consists of the Value In Force of new business at the end of the year plus the statutory profit result of the business during the year.
(c) On a proforma basis, excluding H1 2005 Mony impact (€155 million), total APE in 2005 amounted to €5,321 million of which €1,545 million in USA.

Market

France gross written premiums experienced a strong development in 2005 (+14%). Contracts with financial risk born by policyholder’s products (Unit Linked) increased by 49%, thanks to a very dynamic financial market. 450,000 new accounts affecting pension-related products (PERP/PERE) have been opened in 2005. Since April 2004 (date of launch), about 1,720,000 of these contracts have been underwritten

United States. In the annuity market, industry sales of variable annuities were up 3%, driven by strong equity markets and the continued popularity of guaranteed living benefit riders. Industry fixed annuity sales decreased 10% as a result of the low interest rate environment and competition. In the life insurance market, total life industry sales were up 2% with continued weakness in variable life market, down 10% from 2004. The variable life business generally lags the movement in the equity market. Sales of life insurance products with fixed returns,	such as universal life, continued their strong traction in 2005 with industry universal life sales up 13%.

In Japan the life insurance market continued to grow, driven by expanding individual annuity sales sourced from bankinsurance distribution channels. A gradual economic and market recovery have contributed to the strengthening of most insurers, evidenced by improvements in solvency margins and credit ratings. Reflecting the impact of a declining and aging population and falling birth rates, the industry has witnessed a steady decline in the number of in-force individual life policies. Consumers have shifted from traditional death protection products to retirement products, resulting in higher volumes for savings, annuities and medical hospitalization products. Foreign life insurers continued to expand their market share at the expense of domestic life insurers.

Germany. The introduction of the German Retirement Earnings Law (“Alterseinkünftegesetz”) on January 1st, 2005 significantly reduced tax advantages for Life

Insurance, especially for products with a one-time pay-out option. This led to a run for these old products in Q4 2004 and declining premium volumes in 2005. Also in the future, an ongoing need to replace defined benefit systems is expected to push group life pension products in general. As expected, there was not much demand for the core products of the Retirement Earnings Law (“Alterseinkünftegesetz”), the “Rürup” pensions, as they are inflexible. In contrast, the also highly regulated “Riester”-products profited from simplification and increased flexibility. The year 2005 proved to be the second strongest year since their introduction in 2002. This was also spurred mainly in Q4 by the announced introduction of uni-sex tariffs; the influence on absolute premium volumes will mainly come into effect in 2006.

In the United Kingdom, the market saw increased investor confidence in Wealth Management products, particularly Unit-Linked onshore and offshore bonds, whilst pension providers continue to adapt their propositions in advance of pensions legislation simplification in 2006 (A-Day).

In Belgium, the market benefited from a strong growth in 2005 (+18.5% compared to +13.4% in 2004). The upturn of the Unit-Linked market has been confirmed and even accelerated (+47%) while the Non UnitLinked market has grown substantially (+11.3%).

In Southern Europe, the Spanish market increased despite the adverse market environment, namely, a decreasing saving capacity. The growth, focused on the retail market, came mainly from traditional life products and life savings not linked with retirements. In Italy, the market growth was driven by the bank insurance and post office distribution channel thanks to indexed linked products, and the agent network thanks to traditional corporate contracts, which alto-	gether cover a 91% of the total market. In Portugal, the market increased was driven by capitalisation products. Fiscal benefits for PPR´s (Individual pensions plans) have ceased in 2005, but the bank insurance channel is still pushing sales for this product.

Australia / New Zealand. The savings related investment sector continued to be a growth area in Australia for 2005. Strong local investment returns have translated into high net flows in the mutual fund and advice market. The pension market experienced funds growth of 20.8%[1] over the year, driven by the strong investment market and the mandatory pension scheme in Australia. Continued government support for self-funded retirement has driven two major changes in pension funds during 2005
– the abolition of the surcharge (a tax on contributions) from 30 June 2005 and the allowance of spouse co-contributions from 1 January 2006. The risk insurance market continued to record strong growth, climbing a further 11.9%[2] over the year.

Hong Kong. The economy continued to grow in 2005 assisted in part by the Closer Economic Partnership Agreement (CEPA) with more than 12.5 million Mainland Chinese visiting Hong Kong in 2005, up 2.4% on 2004. The Hang Seng Index grew 4.5% during 2005. The life insurance market has showed growth, for the 9 months to September 2005, with the individual life market new business sales increasing by 5.3%. Increasing affluence and investor sophistication is now starting to drive growth in more sophisticated financial planning models. Now at the end of its fifth year, the Mandatory Provident Fund (MPF) is increasingly important to Hong Kong residents and there is growing awareness that MPF alone will not provide sufficient assets to fund post-retirement lifestyles. This along with the significant level of bank savings, has increased the awareness of a need for wealth management and financial advice products.

(1) Source – Plan For Life (Superannuation & Rollovers) September 2005 quarter.
(2) Source – Plan For Life (Life Insurance media release) September 2005 quarter.

In each of its principal markets, AXA operates through well-established life insurance companies. AXA’s principal life insurance subsidiaries are set out below:

– Europe:
France: AXA France Vie
United Kingdom: AXA Sun Life Plc
Germany: AXA Lebensversicherung AG
AXA Krankenversicherung AG
Belgium: AXA Belgium SA
Southern Europe:

     Spain: AXA Aurora Vida
AXA Aurora Iberica
Italy: AXA Assicurazioni e Investimenti
Portugal: AXA Seguros Portugal

– North America:
United States: AXA Equitable Life Insurance Company (subsidiary of AXA Financial Inc., the holding company) and its insurance and distribution subsidiaries and affiliates, MONY Life Insurance company “MONY Life”

– Asia / Pacific region:
Japan: AXA Group Life Insurance and AXA Life Insurance.

The table below presents the life insurance markets in which AXA operates ranked by worldwide gross revenues in 2004, along with AXA’s ranking (by market share):
BASED ON WORLDWIDE GROSS LIFE INSURANCE REVENUES	Country Statistics (a)		AXA (b)
IN 2004 Countries	Ranking	% revenues	Ranking	Market share
United States	1	27%	4(c)	8%
Japan	2	21%	14	2%
United Kingdom	3	10%	8(d)	7%
France	4	7%	3	10%
Germany	5	5%	7	4%
Belgium	14	1%	4	11%
Southern Europe
Spain	16	1%	12	3%
Italy	6	4%	14	1%
Portugal	26	–	7	3%
(a) Source: Swiss Re, Sigma report 2005 “World insurance in 2004”.
(b) Source AXA, mainly based on 2004 national insurance association data for each specific country.
(c) Relates to the variable annuity products.
(d) Based on annualized new business premium equivalent (regular premiums plus one-tenth of new business single premiums).

In addition to the principal markets mentioned above, AXA offers life, health and retirement products in other countries in Europe (Netherlands, Luxembourg, Switzerland and Turkey), in Canada, in Australia and New Zealand, in Asia (notably Hong Kong, Singapore, and China), in the Middle East and in Africa (including Morocco). The products in these markets are offered through various distribution channels, including general agents, salaried sales	forces, bank networks, financial advisers and brokers. Competition The nature and level of competition vary among the countries in which AXA operates. There is strong competition among companies for all the types of individual and group Life & Savings products sold by AXA. Many other insurance companies offer one or more products similar to those offered by AXA, in some cases using similar marketing techniques. In addition, AXA still competes with banks, mutual funds, investment advisers and other financial institutions for sales of savings-related investment products and, to a lesser extent, life insurance products.

The principal competitive factors affecting the Life & Savings segment’s business include:

– Size, strength and quality of the distribution platform, in particular the quality of advisers,

– Range of product lines and product quality, and innovation

– Price,

– Quality of service,

– Investment management performance,

– Historical levels of bonuses with respect to participating contracts,

– Reputation, visibility and recognition of brand,

– Quality of management,

– Ratings for an insurer’s financial strength and claims-paying ability (at December 31, 2005, the main Life & Savings entities of AXA Group were rated AA by Fitch Ratings, AA by Standard & Poor’s and Aa3 by Moody’s), which enable them to account for the very strong ratings for financial strength, and

– Changes in regulations that may affect the policy charging structure relating to commission and administrative charges.

Products

AXA’s Life & Savings products include a broad range of life, health, retirement and savings-related products marketed to individuals and corporate clients, the latter in the form of group contracts. The Life and Savings-related products offered by AXA include term life, whole life, universal life, mortgage endowment, deferred annuities, variable annuities, immediate annuities, variable life and other investment-based products. The health products offered include critical illness and permanent health insurance products. The nature of the products offered by AXA varies from market to market.

In 2005, in France, a new Life & Savings product “Odyssiel” has been launched through the salaried sales force channel. First commercial results are very promising: percentage of asset backing contracts with financial risk borne by policyholders (unit-linked) premium of the total premiums has increased to 37.5% in this channel.

In the United States, AXA offers in particular a broad range of variable products that gives to the policyholders the possibility to underwrite some enhanced guarantees (Accumulator series). Over this market, AXA is one of the market leaders. Basically, guarantees could be: (i) In case of death (“GMDB – Guaranteed Minimum Death Benefits”), for which the minimum return is equal to the total cumulated written premiums or (ii) income benefits guarantees (“GMIB – Guaranteed Minimum Income Benefits” Those guarantees are reinsured thought an active financial risk management program, using derivatives financial instruments.

In Germany the new legal framework that came into effect on January 1, 2005, accelerated the trend in favor of pension products. Among those pension products that benefit from a special tax treatment the “Riester-Rente” products met significantly higher demand, while the new “Rürup-Rente” products early performance was disappointing.

In Belgium, AXA successfully launched a new structured product (Millesimo series) at the end of 2004 , which is a contract with financial risk born by policyholder’s product (unit-linked) with an underlying open architecture fund providing capital protection.

The table below presents consolidated gross revenues (after inter-segment elimination) and gross insurance liabilities by major product for the periods and as of the dates indicated for AXA’s Life & Savings segment.

		(in euro millions, except percentages)
LIFE & SAVINGS SEGMENT	Gross revenues				Gross insurance
	Years ended December 31,				liabilities
	2005		2004		at December 31, 2005
Retirement/annuity/investment contracts	25,392	58%	22,627	55%	215,086
Individual	22,783	52%	20,368	50%	190,128
Group	2,609	6%	2,259	5%	24,958
Life contracts (including endowment contracts)	11,775	27%	11,891	29%	97,497
Health contracts	4,387	10%	4,552	11%	7,794
Other	1,942	4%	2,033	5%	13,445
SUB TOTAL	43,496	100%	41,103	100%	333,823
Fees and charges relating to investment contracts with no particpating features	509		417		39,762
Fees, commissions and other revenues	1,111		824
Liabilities arising from policyholder’s participation					25,647
Unearned revenues and unearned fees reserves					1,835
Derivatives relating to insurance and investment contracts					(147)
TOTAL Revenues and Liabilities	45,116		42,344		400,919
Total includes:
Contracts with financial risk borne by policyholders (Unit-Linked)	13,216	30%	7,696	19%	141,437
UK “With-Profit” business	953	2%	1,034	3%	26,638

Participating contracts

Certain of AXA’s Life & Savings products are participating contracts, which enable the policyholders to participate in the excess assets over liabilities (the surplus) of life company issuing the contract through an interest or bonus payment. AXA offers this type of participating contracts in most of its principal Life & Savings operations. The policyholder may participate in the investment return and/or in part of the operating profits earned by the issuing company. The nature and extent of such participation vary from country to country. Therefore, such participations, including policyholder participations on UK “With-Profit” business (explained below), are treated as dividends that may either increase the present value of future policy benefits or be paid in cash to the policyholder in the year the bonus is credited.

UK “With-profit” business
A participating contract, specific to United Kingdom and known as the “With-Profit” contract, is offered	by many life insurance companies in the United Kingdom including AXA Sun Life. In 2002, AXA decided to cease the marketing of new On Shore “With-Profit” contracts. Under “With-Profit” contracts, policyholders’ premiums are paid into a fund and are invested in a range of assets, including fixed maturity and equity securities, real estate and loans. The policyholders are entitled to receive a share of the profits arising from these investments which includes regular bonuses and terminal bonuses. The regular bonuses are designed to provide a return to the policyholder through a periodic increase in benefits and are credited to the policy-holder. Periodically, they do not reflect the return earned by the issuing company over period. Once credited, regular bonuses are guaranteed to be paid at maturity, death or as otherwise specified in the policy. Terminal bonuses, which are not guaranteed in advance of payment are designed to provide policyholders with their share of total investment performance (including investment income and realized and unrealized investment gains or losses) and other experience of the fund (including expenses, mortality experience and income taxes). Terminal bonuses can represent a significant portion of the total amount paid at maturity (which has in the past often exceeded 50% and currently exceeds 25% in some cases) or upon surrender prior to maturity. The amount of terminal bonus to be paid is determined at the discretion of the board of directors.

Following policyholder and court approvals, in 2001 AXA Equity & Law underwent a financial reorganization whereby the life insurance funds were transferred to AXA Sun Life and fundamentally restructured. A portion of the assets that accumulated over the years (which we refer to in this Annual Report as the “inherited estate”) were attributed to AXA as the shareholder, less a portion allocated to the “With-Profit” policyholders in the form of a reorganization bonus, based on the number of eligible policyholders that elected in favor of this plan.

Variable life and annuity products
Variable life and variable annuity products may be linked to investments supporting such contracts and are referred to in this Annual Report as “Asset backing contracts with financial risk borne by policyholders” (unit-linked contracts). In general, the investment risk (and reward) is transferred to the policyholder while the issuing company earns fee income from managing the underlying assets. However, there may be certain types of variable products that offer guarantees, such as guarantees of minimum living benefits or death benefits. Guaranteed minimum living benefits include guaranteed minimum income benefits, guaranteed minimum accumulation benefits and guaranteed minimum withdrawal benefits.	Contracts with financial risk born by policyholder’s products (Unit-Linked)
In 2005, AXA’s Life & Savings operations continued to experience growth in savings-related asset backing contracts with financial risk borne by policyholders. This growth has been significant in Europe and is mainly attributable to (i) an increase in consumer appetite of such products, (ii) government initiatives to move away from state funded pensions to private funded pensions and (iii) favorable financial market performance in 2004 and 2005. Gross premiums on such business have increased from €7.7 billion in 2004 to €13.2 billion in 2005, representing 30% of total Life & Savings gross revenues compared to 19% in 2004.

Distribution

AXA distributes its Life & Savings products through a number of channels that vary from country to country including notably exclusive agents, independent brokers, salaried sales forces, direct marketing (mail, telephone, or internet sales) and specialized networks (including banks and other financial services providers).

The split by distribution channels used by AXA’s principal Life & Savings operations, based on consolidated gross written premiums from new business for the year ended December 31, 2005 and 2004, is presented below:

BASED ON GROSS WRITTEN PREMIUMS	Agents, direct	Intermediaries /	Other networks, including
IN 2005	sales force, salaried sales	independent advisers / brokers	corporate partnerships
	force and Marketing		and bank networks
France	57%	35%	9%
United States	59%	30%	11%
Japan (a)	64%	–	36%
United Kingdom (b)	28%	64%	8%
Germany	48%	39%	13%
Belgium	3%	90%	7%
Southern Europe	67%	13%	19%
(a) Gross written premiums are splited based on the APE by channel.
(b) Gross written premiums under IFRS overweight the share of agents, direct sales, salaried sales force and marketing direct in United Kingdom.

BASED ON GROSS WRITTEN PREMIUMS	Agents, direct	Intermediaries /	Other networks, including
IN 2004	sales force, salaried sales	independent advisers / brokers	corporate partnerships
	force and Marketing		and bank networks
France	59%	33%	8%
United States	60%	27%	13%
Japan (a)	60%	–	40%
United Kingdom (b)	29%	61%	10%
Germany	48%	39%	13%
Belgium	4%	84%	13%
Southern Europe	64%	10%	26%
(a) Gross written premiums are splited based on the APE by channel.
(b) Gross written premiums under IFRS overweight the share of agents, direct sales, salaried sales force and marketing direct in United Kingdom.

Surrenders and Lapses

For most Life & Savings products, costs to the issuing company in the first year are higher than costs in subsequent years due to first year commissions and the costs of underwriting and issuing a contract. Consequently, the rate of policies remaining in-force and not lapsing, also known as the “persistency rate”, plays an important role in profitability. The majority of individual Life & Savings	products issued by AXA may be surrendered for a cash surrender value. Most of the individual Life and Saving products issued by AXA have front-end charges to the policyholder (or subscription fees), which are assessed at the inception date of the contract and/or surrender charges (charges assessed in the case of early surrender). Both front-end charges and surrender charges are intended to offset a portion of the acquisition costs.

Total surrenders and lapses for 2005 and 2004, and the ratio of surrenders and lapses to gross surren-	derable insurance reserves at the beginning of the periods indicated are presented below:

	Years ended December 31,
	2005	2005	2004
		Surrenders& lapses ratio
	Total surrenders & lapses (in euro millions)%		%
French operations	5,373	6,6%	6,8%
US operations (a)
Individual life	1,233	4,2%	4,9%
Individual retirement	5,054	8,6%	8,2%
Japan (b)	2,088	8,0%	10,9%
UK operations	4,937	8,9%	8,4%
German operations	402	2,2%	2,7%
Belgian operations	417	4,2%	3,5%
Southern Europe operations	460	6,7%	5,3%
– Spain	195	6,1%	5,1%
– Italy	224	8,3%	6,6%
– Portugal	41	4,5%	4,2%
(a) Amounts reported for the US operations exclude lapses (b) Including conversions in Japan.and institutional assets borne contracts with financial risk carried by policyholders (€401 million).

Property & Casualty Segment

AXA’s Property & Casualty segment offers a range of personal and commercial insurance products. The Property & Casualty segment accounted for €18.9 billion, or 26% of AXA’s consolidated gross revenues for the year ended December 31, 2005 (2004: €17.9 billion or 27% respectively).	The table below summarizes AXA’s consolidated gross premiums and financial services revenues (after inter-segment eliminations) and insurance liabilities for the Property & Casualty segment for the periods and as at the dates indicated.

				(in euro millions, except percentages)
PROPERTY & CASUALTY SEGMENT	Gross revenues					Gross insurance liabilities at December 31, 2005
	Years ended December 31,
	2005			2004
			Proforma (b)	Reported
France	5,070	27%	4,895	4,895	27%	10,193
Germany	2,785	15%	2,796	2,796	16%	5,416
United Kingdom (& Ireland) (b)	4,393	23%	4,360	4,469	25%	6,870
Belgium	1,451	8%	1,430	1,430	8%	4,870
Southern Europe	3,012	16%	2,901	2,901	16%	5,001
Others (c)	2,163	11%	1,924	1,361	8%	3,667
TOTAL	18,874	100%	18,305	17,852	100%	36,017
Represented by:
Gross premiums written	18,831	–		17,810	–	–
Other revenues	43	–		42	–	–
(a) Proforma 2004 take into account the impacts of the following change in scope:
(b)  In United Kingdom, the right to renew our UK Personal Direct business was sold to RAC in October 2004. In 2004, revenues from this activity amounted to €110 million.
(c) In Others countries, as of January 2005, Turkey, Hong-Kong and Singapore are fully consolidated instead of being accounted for under the equity method. If full consolidation had been applied in 2004, other countries 2004 revenues would have been €487 million higher. In addition, the Netherlands disability activity has been transferred from Life & Savings to Property & Casualty. Other countries 2004 P&C revenues would have been €76 million higher if disability had been included.

For the ten-year loss development of the Property & Casualty claims reserves, see Note 15 “Property and Casualty Claims Reserves” included in the consolidated financial Statements of the annual report. Key ratios for Property & Casualty operations are presented in the Activity Report.

Market

In each of its principal markets, AXA operates through well-established Property & Casualty insurance companies.

AXA’s principal Property & Casualty insurance subsidiaries are set out below:
France: AXA France IARD, AVANSSUR (ex Direct Assurance IARD), Natio Assurance and AXA Protection Juridique.

United Kingdom    AXA Insurance UK and
& Ireland:     AXA Insurance Limited (Ireland).
Germany: AXA Versicherung AG.
Belgium: AXA Belgium SA
Southern Europe:
Spain: AXA Aurora Iberica;
Hilo Direct Seguros y Reasuguros
Italy: AXA Assicurazioni.
Portugal: AXA Portugal Companhia de Seguros; Seguro Directo

Information on the 2005 market conditions in the geographical markets in which AXA operates is provided in the introduction of the Activity Report. .

The table below presents the Property and Casualty markets in which AXA operates ranked by worldwide gross revenues in 2004, along with AXA’s ranking (by   market share).

BASED ON WORLDWIDE GROSS PROPERTY & CASUALTY REVENUES IN 2004 Countries	Country Statistics (a)		AXA (b)
	Ranking	% revenues	Ranking	Market share
Germany (c)	2	8%	7	5%
United Kingdom (d)	4	8%	5	6%
France	5	5%	1	16%
Belgium	14	1%	1	17%
Southern Europe
Spain	8	2%	3	6%
Italy	6	3%	9	3%
Portugal	25	–	7	3%
((a) Source: Swiss Re, Sigma report 2005 “World insurance in 2004”.
(b) Source AXA, mainly based on 2004 national insurance association data for each specific country.
(c) Based on 2004 gross Property & Casualty revenues in Germany, AXA is ranked as follows: (group ranking without International Insurance): third in liability insurance (6.7% market share), fifth in homeowners’ insurance (4.9% market share), seventh in automobile insurance (4.2% market share).
(d) The United Kingdom, including Health and excluding Ireland product lines.

In addition to the principal markets discussed above, AXA offers personal and commercial Property & Casualty insurance products in other countries in Europe (Netherlands, Luxembourg, Switzerland and Turkey), in Canada, in Asia (notably Japan, Singapore, and Hong Kong), in the Middle East and in Africa (including Morocco). The products in these markets are offered through various distribution channels, including brokers and direct sales force.

Competition

The nature and level of competition vary among the countries in which AXA operates. Overall, the Property & Casualty insurance industry in each of

AXA’s principal markets is highly competitive, and tends to be cyclical with surplus underwriting capacity leading to lower premium rates. The principal competitive factors are as follows:

– Price,

– Quality of service,

– Distribution network,

– Brand recognition,

– Ratings for financial strength and claims-paying ability and

– Changes in regulations, which may affect premium rates charged or claims settlement costs paid.

In France, Germany and Belgium, markets are fragmented. In the United Kingdom, industry-wide consolidation across the sector has affected both major insurance companies and brokers, resulting in increased concentration among the top players in recent years. In Ireland, new players have entered the Irish market recently.

Products

AXA’s Property & Casualty insurance operations offer a broad range of products including automobile, home-

owners / household, property and general liability insurance for both personal and commercial customers, the latter specifically focusing on small to medium-sized companies, and permanent health insurance.

The table below sets forth gross revenues and gross insurance liabilities by major product for the periods and as at the dates indicated.

			(in euro millions, except percentages)
	Gross revenues				Gross Insurance
	Years ended December 31,				liabilities
	2005		2004		at December 31, 2005
Personal line
Motor (Automobile)	6,213	33%	5,891	33%	11,330
Homeowners/household	2,815	15%	2,626	15%	2,501
Other	2,536	13%	2,359	13%	4,855
Commercial line
Motor (Automobile)	1,368	7%	1,244	7%	2,255
Property damage	2,096	11%	2,031	11%	2,332
Liability	1,359	7%	1,320	7%	5,523
Other	2,107	11%	2,008	11%	5,802
Other	336	2%	331	2%	1,400
TOTAL	18,831	100%	17,810	100%	35,998
Liabilities arising from policyholder’s participation					19
TOTAL					36,017

Distribution

AXA distributes its Property & Casualty insurance products through a number of channels that vary from country to country, including exclusive agents, independent brokers, salaried sales forces, direct marketing (mail, telephone or internet sales) and spe-	cializes networks (corporate partnerships and bank networks). In Europe, the same distribution channels are used by both AXA’s Life & Savings operations and Property & Casualty operations. The split by distribution channels used by AXA’s Property & Casualty operations, based on gross revenues for the year ended December 31, 2005, is presented below.

BASED ON GROSS REVENUES	General agents	Intermediaries /	Direct sales	Other networks, including
	and sale force	independent advisers/	and marketing	corporate partnerships
IN 2005		brokers		and bank networks
France	70%	25%	4%	1%
Germany	45%	43%	4%	8%
United Kingdom (& Ireland)	–	60%	26%	14%
Belgium	–	88%	6%	6%
Southern Europe	65%	25%	5%	4%

Ceded Reinsurance

AXA’s Property & Casualty insurance operations use various types of reinsurance, primarily to limit their maximum exposure to catastrophic events, environmental pollution risks and certain other types of	risks. A growing portion of AXA’s Property & Casualty insurance exposures are ceded internally to AXA Cessions, which organizes external reinsurance programs. Total gross premiums ceded by AXA’s Property & Casualty operations to third party reinsurers in 2005 was €935 million (2004: €952 million).

International Insurance Segment

AXA’s International Insurance segment is primarily comprised of AXA RE for the reinsurance activities and AXA Corporate Solutions Assurance for large risks insurance activities.

The businesses of these International Insurance activities are described below.

AXA RE is a reinsurer which mainly writes Property including catastrophe covers, Casualty, Motor, Marine, Aviation, Space as well as Credit under the form of treaties and facultatives. Its operates mainly from the Paris headquarters but also from Canada, Miami (for South American business) and Singapore.

AXA Corporate Solutions Assurance operates on large risk Property & Casualty insurance business for large corporate clients in Europe, as well as in the worldwide Marine and Aviation lines.

AXA Cessions is an intra-group reinsurance company. Certain companies within the AXA Group cede internally some of their exposure to AXA Cessions which analyses, structures and places reinsurance programs for such risk with third-party reinsurers. It also provides advice in risk management and purchases of reinsurance cover to AXA group subsidiaries.	AXA Assistance provides assistance services including medical aid for travelers, automobile-related road assistance, home assistance and health-related services mainly to insurance companies, credit card companies, tour operators and automobile manufacturers.

AXA Liabilities Managers (classified below in other international activities), manages the internal Property & Casualty run off portfolios either located in AXA RE, AXA Belgium, and AXA UK or corresponding to stand-alone run-off companies of the “Other transnational activities” segment (inclusive of the Property & Casualty entities formerly managed by AXA RE in the United States).

The International Insurance segment accounted for €3.8 billion, or 5% of AXA’s consolidated gross revenues for the year ended December 31, 2005 (2004: €3.4 billion or 5%, respectively).

The table below summarizes AXA’s consolidated gross revenues and gross insurance liabilities for the International Insurance Segment for the periods and at the dates indicated:

			(in euro millions, except percentages)
INTERNATIONAL INSURANCE SEGMENT	Gross revenues				Gross insurance
	Years ended December 31,				liabilities
	2005		2004		at December 31, 2005
AXA RE	1,451	38%	1,056	31%	4,627
AXA Corporate Solutions Assurance	1,605	42%	1,506	45%	4,725
AXA Cession	60	2%	94	3%	240
AXA Assistance	549	14%	467	14%	240
Other international activities	147	4%	240	7%	2,038
TOTAL	3,813	100%	3,363	100%	11,869
Represented by:
Gross written premiums	3,668	–	3,240	–	–
Other revenues	145	–	123	–	–

For the ten-year loss development of AXA’s International Insurance liabilities, see Note 15 “Property and Casualty Claims Reserves” included in the financial Statements of the annual report.

Market and competition

On the Reinsurance side, market prices were stable in 2005, property rates being supported by the increased hurricane activity in 2004 and 2005. AXA RE’s turnover growth in 2005 was driven by higher premiums in selected non proportional Casualty business
– taking advantage of favorable pricing conditions
– as well as in non proportional Property Miscellaneous and proportional Credit business. Nevertheless, 2005 was a turning point for the market: it brought high-severity losses of exceptional frequency, not only in the USA, creating a profound disturbance within the Non Life (Re) insurance industry.

On the Large Risks Insurance market, after several years of rate increases and restructuring of large Corporate Insurance programs, underwriting conditions reflected a general softening of the market affecting rates. However the occurrence of several natural events, especially in the US, led to a stabilization of the rates towards the end of the year.

Products

AXA RE - Reinsurance activity
These operations rely mostly on treaties (about 90% in both proportional and non proportional reinsurance)

mainly related to Catastrophe covers all around the world (essentially wind, flood and earthquake covers). Moreover, AXA RE provides the market with the following classes of business on a very selective basis: other property damage, casualty, credit, marine, aviation, life and health insurance.

AXA CORPORATE SOLUTIONS ASSURANCE –
Large risk insurance activity
AXA Corporate Solutions Assurance underwrites large insurance risks for large national and international corporations. The products cover property damage, third party liability, marine, aviation and transport, construction risk, financial risk, and directors and officer’s liability. It also offers loss-prevention and risk management services.

AXA CESSIONS
AXA’s Property & Casualty subsidiaries reinsure a large portion of their business internally through AXA Cessions. AXA Cessions coordinates retrocession with external reinsurers to reduce the loss exposures of each subsidiary and of AXA as a whole.

The table below presents the International Insurance segment’s gross revenues and gross insurance liabilities by major product for the periods and as at the dates indicated.

	(in euro millions, except percentages)
INTERNATIONAL INSURANCE SEGMENT	Gross revenues				Gross insurance
	Years ended December 31,				liabilities
	2005		2004		at December 31, 2005
Property damage	1,273	35%	1,302	40%	3,172
Automobile, Marine, Aviation	1,010	28%	848	26%	3,541
Casualty / Civil Liability	488	13%	581	18%	3,069
Other	897	24%	510	16%	2,089
TOTAL	3,668	100%	3,240	100%	11,870
Derivatives relating to insurance and investment contracts					(1)
TOTAL					11,869

Distribution

AXA RE and AXA Corporate Solutions Assurance distribute their products principally through insurance and reinsurance brokers.

AXA Assistance works mainly as a B to B company although it can resort to direct sales /marketing. In countries where AXA offers Property & Casualty insurance products such as France, Italy or Spain, AXA distribution networks offer assistance services in their insurance products.

Ceded Reinsurance and retrocessions

AXA RE and AXA Corporate Solutions Assurance review their exposures to ensure that the risks under-	written are diversified geographically and by line of business in order to avoid concentration risk.

Premiums retroceded by AXA RE to external reinsurers in 2005 are split between (i) ceded €26 million premiums related to specific and proportional retrocessions (deemed to protect specific lines of business), and (ii) ceded €276 million related to covers (deemed to cover the whole portfolio against major events).

In 2005, AXA Corporate Solutions Assurance ceded €653 million premiums (2004: €588 million) to third-party reinsurers. Also, in 2005, approximately €717 million, or 78% of total reinsurance ceded to third parties, were placed externally by AXA Cessions on behalf of AXA’s insurance subsidiaries (2004: €631 million or 79%).

Asset Management Segment

During 2005, on the asset management market, total long-term stock, bond and hybrid fund net inflows were $193 billion for 2005, compared with $210 billion for 2004. The year market appreciation was amounted to +3% for the S&P 500 U.S. Equity Index and +14% for the MSCI World Equity Index. Specifically, stock and hybrid fund net inflows decreased by 24% and 41% respectively, as net inflows for long-term bonds largely offset net inflows in equity funds, partially reflecting the continued demand for life-style funds, asset allocation funds, and target maturity funds. The demographics changes in the United States and other developed economies have increased the pool of savings available for private investment and created substantial demand for investment products and services.

Asset Management is important to AXA, from both a strategic and profitability perspective. The development of Asset Management activities is a key part of AXA’s financial services strategy, which seeks to capitalize on existing strengths and expand its client base. This strategy is based on the belief that its Asset Management expertise will enable AXA to benefit in	the future from the expected growth in savings-related products in the markets in which it operates. The Asset Management segment accounted for €3.4 billion of AXA’s consolidated gross revenues for the year-ended December 31, 2005 (2004: €3.1 billion).

AXA’s main Asset Management companies are AllianceBernstein and AXA Investment Managers. The Asset Management companies manage assets on behalf of retail investors, private clients and institutional clients as well as on behalf of companies affiliated with AXA.

AXA has Asset Management specialist’s teams in each of its major markets: Western Europe, the United States and the Asia / Pacific region.

The table below sets forth the total assets managed by the companies comprising AXA’s Asset Management segment, including assets managed on behalf of third parties, and the fees earned by such companies on these assets as at the dates and for the periods indicated.

	(in euro millions)
ASSETS MANAGEMENT SEGMENT	2005	2004
Assets under management by AXA at December 31, (a)
Managed on behalf of third parties	568,390	439,718
Assets backing contracts with financial risk borne by policyholders	76,714	66,138
Other invested assets	277,589	234,931
TOTAL	922,692	740,788
Commissions and fees earned for the years ended December 31,
AllianceBernstein	2,587	2,434
AXA Investment Managers	1,195	944
Sub-Total	3,783	3,378
Intercompany eliminations	(343)	(293)
CONTRIBUTION TO AXA’S CONSOLIDATED GROSS REVENUES	3,440	3,084
(a) Based on estimated fair value at the dates indicated. Assets under management presented in this table are based on asset management companies only; AXA Group (including insurance companies) assets under management amounted to respectively €1,064 million and €871 million as of December 31, 2005 and 2004.

Market and Competition

The Asset Management industry remains highly fragmented, with no single competitor or any small group of competitors dominating the worldwide market. AXA’s Asset Management operations are subject to substantial competition in all aspects of its business due, in part, to the relatively low barriers to entry. Asset Management companies compete on the range of investment products offered, the investment performance of such products and the quality of services provided to clients and prices.

AllianceBernstein (previously named AllianceCapital) AllianceBernstein, through its parent company AllianceBernstein Holding, is a listed subsidiary of AXA Financial and is a leading global investment management firm in the U.S. AllianceBernstein provides diversified investment management and related services to individual investors, private clients and to a variety of institutional clients, including AXA Financial and its insurance company subsidiaries (collectively AllianceBernstein’s largest clients) as well as unaffiliated entities such as corporate and public employee pension funds, endowment funds, and U.S. and foreign governments.

AllianceBernstein provides diversified Asset Management and related services globally to a broad range of clients including:

– Management of assets backing contracts with financial risk borne by policyholders (unit-linked), hedge funds and other investment vehicles for private clients (such as, high net worth individuals, trusts and estates, charitable foundations).

– Management of mutual funds sponsored by AllianceBernstein, its subsidiaries and affiliates for individual investors.

– Management of investments on behalf of institutional investors, and

– Investment research and advisory services for institutional investors.

In 2000, AllianceBernstein acquired the business of Sanford C. Bernstein Inc., which complemented AllianceCapital’s growth equity investment orientation, with a highly regarded value equity investment capability, institutional research capabilities and a strong private client business portfolio.

As at December 31, 2005, AllianceBernstein had €491 billion of assets under management, including €431 billion of assets managed on behalf of third party clients (2004: €395 billion and €352 billion, respectively). Excluding exchange rates impact, assets under management in AllianceBernstein increased by +7%, of which 5% decrease related to change in scope linked to the sale of the cash management business.

AXA Investment Managers (« AXA IM ») AXA IM is a key player in international Asset Management business. AXA IM provides its clients with a wide range of global products and expertises via mutual funds and dedicated portfolios. AXA IM’s clients include (i) institutional investors, (ii) individual investors to whom products are distributed through AXA and external distribution networks, and (iii) AXA’s insurance subsidiaries both for Main Fund and Unit-Linked.

In the 1st Quarter 2005, AXA IM finalized the UK part of the outsourcing of its middle-office activities to State Street Corporation.

In the 4th Quarter 2005, AXA IM finalized the acquisition of Framlington, a UK-based asset management company specialized in retail market segment. This acquisition gives AXA IM critical mass and visibility on the UK market.

As at December 31, 2005, AXA IM had €432 billion of assets under management, including €137 billion of assets managed on behalf of third party clients (2004: €345 billion, €88 billion respectively).

Other Financial Services
Segment

The operations in the Other Financial Services segment are conducted primarily in Belgium and in France. For the years ended December 31, 2005 and 2004, the Other Financial Services segment accounted for €0.4 billion, or 1% of AXA’s consolidated gross revenues.

The segment operations principally include:

AXA Bank Belgium

AXA Bank Belgium, a subsidiary of AXA Belgium, offers a comprehensive range of financial services to individuals and to small businesses. It has a network of a thousand of independent bank agents that support the sale of products offered by AXA Belgium and AXA Investment Managers. The historical low level of long term interest rates resulted in a large increase of	the gross production in mortgage loans. AXA Bank Belgium has a market share of 11%[1]. The low interest rates also generated a high level of prepayments. The growth in deposit accounts is lower than previous year following the decrease of the base rate and the success of structured mutual funds with capital guarantee and Life Insurance products.

AXA Banque

Based in Paris, AXA Banque delivers banking services and loans to retail customers of AXA France insurance businesses and to other customers mainly through Internet. AXA Banque managed 516 000 customers at year-end 2005, corresponding to an increase of 21% higher compared to 2004. Its main activities include bank accounts services and sale and servicing of savings instruments and loans.

(1) source AXA.

Insurance-related Invested Assets

The assets underlying AXA’s insurance operations (included within the three segments: the Life & Savings segment, the Property & Casualty segment and the International Insurance segment) are mainly managed by AXA’s Asset Management entities
– AllianceBernstein and AXA Investment Managers. These assets consist of (i) general account assets whereby the insurer generally bears the investment risk and reward, and (ii) asset backing contracts with financial risk borne by policyholders (unit-linked), whereby the investment risk and reward is principally transferred to the policyholders.

The discussion below concerns the general account investment assets of AXA’s insurance operations, which are referred to in this annual report as “insurance-related invested assets.”

The general account liabilities of AXA’s Life & Savings operations can be divided into two primary types, participating and non-participating. For participating products, the investment results of the underlying assets determine, to a large extent, the return to the policyholder that is either reflected as an increase in future policy benefits or paid out in cash in the year the bonus is credited to the policyholder. The insurer’s profits on such business are earned from investment management net of policyholders’ participation, mortality and other charges. For non-participating or	interest-sensitive products, the insurer’s profits are earned from a positive spread between the investment return, the crediting or reserve interest rate, and mortality.

Although all the general account assets of each insurer support all of that insurer’s liabilities, the insurers have developed asset-liability management techniques with separate investment objectives for specific classes of product liabilities.

At December 31, 2005, based on total invested assets[1], the net book value of the insurance-related invested assets supporting the general account Life & Savings operations primarily consisted of fixed maturity investments and equity investments of 72% and 11%, respectively (71% and 10% in 2004). At such date, the insurance-related invested assets supporting the Property & Casualty operations primarily consisted of fixed maturity investments and equity investments of 64% and 20%, respectively (63% and 19% in 2004).

The following table presents AXA’s consolidated insurance-related invested assets (including impact of related derivatives), by insurance segment at December 31, 2005.

(1) Based on net carrying value and excluding assets backing UK “With-Profit” contracts, assets backing assets with financial risk borne by policyholders (unit-linked contracts) and investments in affiliated companies (Equity Method).

INSURANCE –
RELATED INVESTED ASSETS	Life & Savings		Property & Casualty
	Net carrying value	Market value	Net carrying value	Market value
Fixed maturities
Available-for-sale	157,144	157,144	25,045	25,045
At fair value through P&L	40,389	40,389	2,669	2,669
Of which allocated to UK with-profits	18,306	18,306	–	–
Held for trading	142	142	–	–
Non quoted fixed maturities (amortized cost)	17	17	–	–
Total fixed maturities	197,692	197,692	27,713	27,713
by issuers
– French government	25,536	25,536	3,070	3,070
– Foreign government	62,026	62,026	12,654	12,654
– Local administration	1,845	1,845	199	199
– Public and semi public sectors	31,545	31,545	4,442	4,442
– Private sector	68,921	68,921	5,995	5,995
– Guaranteed by a mortgage	5,647	5,647	168	168
– Other	2,112	2,112	1,163	1,163
Equity securities
Available-for-sale	18,834	18,834	8,172	8,172
At fair value through P&L	18,150	18,150	621	621
Of which allocated to UK with-profits	10,620	10,620	–	–
Held for trading	101	101	–	–
Total equity securities	37,085	37,084	8,792	8,792
Non controlled investment funds
Available-for-sale	1,540	1,540	637	637
At fair value through P&L	1,876	1,876	36	36
Of which allocated to UK with-profits	114	114	–	–
Held for trading	185	185	10	10
Total Non controlled investment funds	3,601	3,601	683	683
Total Other assets held by consolidated investment funds designated as at fair value through P&L	1,778	1,778	131	131
Total Macro hedge and speculative derivatives	(209)	(209)	–	–
Real Estate
At amortized cost	6,499	9,514	1 301	1 711
At fair value through P&L	4,871	4,871	108	108
Of which allocated to UK with-profits	3,623	3,623	–	–
Total real estate	11,370	14,385	1,409	1,819
Morgages, policy and other loans
Loans designated as at fair value through P&L	125	125	–	–
Mortgage loans	7,020	7,317	207	228
Of which allocated to UK with-profits	30	30	–	–
Other loans	10,423	10,498	522	524
Total Morgages, policy and other loans	17,568	17,940	729	753
Cash and cash equivalents	14,690	14,690	3,560	3,560
INVESTED ASSETS before those backing contrats with financial risk borne by policyholders)	283,575	286,960	43,018	43,452
Financial assets backing contrats with financial risk borne by policyholders	141,410	141,410	–	–
INVESTED ASSETS (incl. those backing contrats with financial risk borne by policyholders)	424,985	428,371	43,018	43,452

				(in euro mllions, except percentages)
At December 31, 2005
International Insurance		Total		% of total
Net carrying value	Market value	Net carrying value	Market value	Net carrying value	Market value

7,263	7,263	189,451	189,451	40%	39%
356	356	43,413	43,413	9%	9%
–	–	18,306	18,306	4%	4%
–	–	142	142	0%	0%
3	3	20	20	0%	0%
7,621	7,621	233,027	233,027	49%	48%

598	598	29,204	29,204	6%	6%
3,514	3,514	78,195	78,195	16%	16%
171	171	2,215	2,215	0%	0%
816	816	36,803	36,803	8%	8%
2,082	2,082	76,998	76,998	16%	16%
249	249	6,065	6,065	1%	1%
192	192	3,467	3,467	1%	1%

674	674	27,680	27,679	6%	6%
33	33	18,804	18,804	4%	4%
–	–	10,620	10,620	2%	2%
–	–	101	101	0%	0%
708	708	46,585	46,584	10%	10%

1,044	1,044	3,221	3,221	1%	1%
5	5	1,917	1,917	0%	0%
–	–	114	114	0%	0%
–	–	195	195	0%	0%
1,049	1,049	5,333	5,333	1%	1%
3	3	1,912	1,912	0%	0%
–	–	(209)	(209)	0%	0%

31	31	7,832	11,256	2%	2%
–	–	4,979	4,979	1%	1%
–	–	3,623	3,623	1%	1%
31	31	12,810	16,235	3%	3%

–	–	125	125	0%	0%
3	3	7,230	7,548	2%	2%
–	–	30	30	0%	0%
32	32	10,977	11,054	2%	2%
35	35	18,332	18,728	4%	4%
1,208	1,208	19,458	19,458	4%	4%
10,655	10,655	337,248	341,067	70%	71%
–	–	141,410	141,410	30%	29%
10,655	10,655	478,658	482,477	100%	100%

AXA’s fixed maturity, equity investments and non controlled investment funds are predominantly publicly traded (85% compared to 86% in 2004). These investments are held by AXA’s principal insurance operations in France (32%), the United Kingdom (including Ireland) (14%) the United States (12%), Germany (11%), Japan (10%), Belgium (8%), and Southern Europe (4%).

More specifically, in 2005, insurance related fixed maturity included Sovereign bonds and equivalent (63% compared to 61% in 2004), investments in private sector (33% in 2005 compared to 32% in 2004) as well as other issuers (4% compared to 7% in 2004).	Overall, the fixed maturity and equity investments together with real estate, mortgages and loans are concentrated in the local markets in which AXA’s principal subsidiaries operate.

Derivatives. AXA uses derivative instruments to minimize adverse fluctuations in equity prices, interest rates, foreign exchange rates. The basis for which AXA manages these risks, the sensitivities associated with managing these types of risks, and the potential impact on the AXA consolidated financial results are set out in further detail in note 20 to the consolidated financial statements included in this annual report.

Investment Strategy and Capital Resources

2005 Investment Strategy / p. 126   Liquidity and capital resources / p. 127

125

2005 Investment Strategy

Significant acquisitions

On October 31st, 2005, AXA Investment Managers (AXA IM) completed the purchase of the Framlington Group Limited. Framlington is an investment management boutique with an emphasis on specialist, high-performance and high-value-added equity investments, and has a significant market position within the UK retail market segment. The purchase price amounted to €303 million, with a related goodwill of €142 million and an intangible asset of €132 million (net of tax).

On October 18th, 2005, AXA acquired from the group Caixa Geral de Depósitos, the insurance company Seguro Directo which operates in the direct insurance market in Portugal (by telephone and Internet). The purchase price amounted to €42 million, and the related goodwill to €31 million.

On July 8, 2004, following the receipt of all required regulatory approvals and the satisfaction of all conditions to the merger agreement, AXA Financial, Inc. has finalized the acquisition of the MONY Group, Inc. (“MONY”), including MONY Life, MONY Life of

America, Enterprise Capital Management, Advest and MONY Partner. This acquisition reinforce AXA Financial Life & Savings and asset management activities and will enable AXA to greatly expand its presence and influence in the U.S. market for financial advice, by increasing its multi-channel distribution networks and client bases. Following this acquisition, AXA Financial, Inc. holds 100% of the MONY Group, Inc.

In 2003, AXA had undertaken no major acquisitions.

Significant divestitures

On December 2, 2005, AXA Financial Group sold Advest to Merrill Lynch. Advest was a wholly owned subsidiary of AXA Financial Group and part of its Financial Advisory/Insurance segment. In accordance with the terms of the agreement, Merrill Lynch purchased all of the issued and outstanding capital stock of Advest for $400 million in cash. This transaction reduced AXA Financial Group’s goodwill by an estimated €152 million. Total net income impact of the transaction is €-71 million, post tax.

Liquidity and capital resources

In recent years, AXA has expanded its Insurance and Asset Management operations through a combination of acquisitions, joint ventures, direct investments and organic growth. This expansion has been funded primarily through a combination of (i) proceeds from the sale of non-core businesses and assets, (ii) dividends received from operating subsidiaries, (iii) proceeds from the issuance of subordinated convertible debt securities, other subordinated debt securities and borrowings (including debt issued by subsidiaries), and (iv) the issuance of ordinary shares.

The Company and each of its major operating subsidiaries are responsible for financing their operations. The Company, as the holding company for the AXA Group, co-ordinates these activities and, in this role, participates in financing the operations of certain subsidiaries. Certain of AXA’s subsidiaries, including AXA France Assurance, AXA Financial Inc., AXA Asia Pacific Holdings and AXA UK Plc. are also holding companies and are dependent on dividends received from their own subsidiaries to meet their obligations. Operating entities have to meet multiple regulatory constraints, in particular a minimum solvency ratio. The size of dividends paid by entities to the AXA parent company take into consideration these constraints as well as potential future regulatory changes. However, based on the information currently available, AXA does not believe that such restrictions constitute a material limitation on its ability to meet its obligations or pay dividends.

AXA’s insurance operations

The principal sources of funds for AXA’s insurance operations are premiums, investment income and	proceeds from asset sales. The major uses of these funds are to pay policyholder benefits, claims and claims expenses, policy surrenders and other operating expenses, and to purchase investments. The liquidity of insurance operations is affected by, among other things, the overall quality of AXA’s investments and the ability of AXA to realize the carrying value of its investments to meet policyholder benefits and insurance claims as they fall due.

Life & Savings
Liquidity needs can also be affected by fluctuations in the level of surrenders, withdrawals and guarantees to policyholders in the form of minimum income benefits or death benefits, particularly on variable annuity business (see “Description of Business – Life & Savings
– Surrenders”).

AXA’s investment strategy is designed to match the net investment returns and the estimated maturity of its investments with expected payments on insurance contracts. AXA regularly monitors the valuation and maturity of its investments and the performance of its financial assets. Financial market performance may affect the level of surrenders and withdrawals on life insurance policies, as well as projected immediate and long-term cash needs. AXA adjusts its investment portfolios to reflect such considerations.

Property & Casualty and International Insurance
Liquidity needs can be affected by actual claims experience if significantly different from the estimated claims experience (see “Description of business – Claims Reserves”).

Insurance cash flows are generally positive and can be slightly negative in the case of exceptional events. A portion of the assets is invested in liquid, short-term bonds and other listed securities in order to avoid additional liquidity risk that may arise from such events. In the event of large catastrophic or other losses, AXA’s Property & Casualty operations would be able to liquidate a certain amount of their investment portfolios.

Asset Management and Other Financial Services
The principal sources of liquidity relating to these operations are operating cash flows, but also, if necessary, proceeds from the issuance of ordinary shares, drawings on credit facilities and other borrowings from credit institutions. The financing needs of asset management subsidiaries arise from their activities, which require working capital, in particular to finance prepaid commissions on some mutual fund-type products.

Sources of liquidity

At December 31, 2005, AXA’s cash and cash equivalents stand at €19.5 billion (2004: €19.8 billion), excluding bank overdrafts of €0.8 billion, (2004: €0.7 billion). Cash and cash equivalents at the parent company fell by €685 million from €1,005 million to €320 million. Most of the decline arose from AXA’s November 2005 purchase of FINAXA bonds exchangeable into AXA shares, along with the share purchase programme intended to control dilution resulting from share-based compensations and employees Shareplan program.

Maturities of financing debts are detailed in Note 17.4 of the consolidated financial statements.

As part of its risk control system, AXA has for a number of years paid constant attention to contractual clauses, particularly those that may lead to early redemption. A large proportion of AXA’s debts consist of subordinated bonds with no early redemption clauses, except in the event of liquidation. Early redemption clauses (puts, default triggers, rating triggers) are in general avoided by AXA. However, when market practice makes them unavoidable, AXA has a centralised method of monitoring these clauses. AXA is not currently exposed to early redemption clauses that could have a significant impact on its financial structure.

Subordinated debt
At December 31, 2005, the parent company had outstanding subordinated debt (excluding accrued interest) of €8,974 million, or €7,837 million taking into account a €1,137 million reduction due to the impact of foreign exchange hedging derivative instruments.

On a consolidated basis, subordinated debt (including derivative instruments impact) totalled €7,752 million after taking into account all intra-group eliminations, down from €8,089 million at December 31, 2004.

The decline of €337 million equates to a fall of €662 million at constant exchange rates, with the adverse €325 million exchange rate impact relating mainly to subordinated bonds denominated in US dollars. The decline was mainly due to the exercise, by AXA SA, of its early redemption clause on the €500 million of perpetual subordinated notes issued in March 2000 and the maturing of €294 million of subordinated debt issued by AXA Financial, partly offset by a reduced mark-to-market on derivatives hedging instruments (€+68 million), following foreign exchange rates changes.

At 31 December, 2005, the number of shares that could be issued as a result of bond conversions was 64.4 million, compared to 64.3 million at end-2004. This increase is due to convertible bonds issued by FINAXA in 1997, and now located in AXA, following the AXA – FINAXA merger.

For further information, refer to Note 17 to the consolidated financial statements.

Financing debt instruments issued
At December 31, 2005, the parent company’s financing debt instruments issued (excluding accrued interest) totalled €1,236 million, a decrease of €178 million compared to end-2004. The reduction was mainly due to the redemption of EMTN (Euro Medium-Term Notes) and BMTNs (Bons à Moyen Terme Négociables) in an amount of approximately €332 million, partly offset by a €150 million issue of commercial paper.

On a consolidated basis, AXA’s total financing debt instruments issued amounted to €2,817 million at December 31, 2005, a decrease of €86 million from €2,903 million in 2004. At constant exchange rates, the decline was €327 million (exchange rate movements had an adverse impact of €241 million, mainly on the foreign currency-denominated financing debt instruments issued by US and UK entities). The decline arose mainly from:

– €210 million bonds MONY Group Inc. maturing in 2005;

– the redemption of EMTNs (Euro Medium Term Notes) and BMTNs (Bons à Moyen Terme Négociables) by the parent company (€332 million).

Partly offset by,

– the issue of €150 million of commercial paper by the Company on behalf of the Group’s French, UK and German subsidiaries;

– reduced mark-to-market of derivatives hedging instruments, following foreign exchange rates changes (€+55 million).

For further information refer to Note 17 to the consolidated financial statements.

Financing debt owed to credit institutions
At December 31, 2005, amounts owed by AXA and its subsidiaries to credit institutions were stable at €17 million.

Other debt (Other than financing debt)
Other debt instruments issued
At December 31, 2005, other consolidated debt instruments issued (maturing in less than 1 year) totalled €2,410 million, up from €2,196 million at end-2004 (including €1,684 million of debt issued by CDOs in 2005). The €215 million increase was mainly due to €141 million relating to customer deposits with Sterling Grace and the entry in the scope of consolidation of the real estate company European Office Income Venture (€177 million), partly offset by the exit from the scope of consolidation of CDO Ecureuil (€-95 million)

Other debts by issuance
At December 31, 2005, other debts by issuance (including €0.8 billion of bank overdrafts), totalled €6,000 million of the total amount of debt owed to credit institutions, increasing by €413 million or €380 million at constant exchange rates. The rise was attributable primarily to the following items:

– a €435 million increase at AXA Bank Belgium as part of liquidity management in banking activities;

– a €68 million increase in bank overdrafts across the whole Group

These movements were partly offset by:

– lower debts at CDO Jazz 1 (€ -119 million), in line with lower volume of managed assets backing these credit lines;
– an €86 million decrease in German operating debts further to the transfer of the mortgage business to AXA Leben.

For further information refer to Note 18 to the consolidated financial statements.

Issuance of ordinary shares
Since 1994, AXA has regularly offered employees in France and abroad the opportunity to subscribe to reserved share issues. Through these issues, employees invested €304 million in 2005, leading to the issue of 16.3 million new shares. At December 31, 2005, AXA employees held approximately

4.76% of AXA’s ordinary shares (or 5.6% after the cancellation of AXA shares following the AXA/Finaxa merger) as opposed to 5.11% at December 31, 2004.

In 2005, AXA initiated a program to purchase its own shares in order to control dilution resulting from share-based compensations and employees Shareplan program. Under this program, AXA bought around 20 million AXA shares for a total of €512 million, which were cancelled thereafter.

In extraordinary shareholders’ meetings held on December 16, 2005, AXA and Finaxa shareholders approved the merger between the two companies, with a majority voting in favour of the transaction. The integration of Finaxa within AXA has retroactive effect from January 1, 2005 in accounting and tax terms for the AXA SA parent company. The transaction resulted in the creation of 299 million AXA shares on December 16, 2005, and the cancellation of 337.5 million AXA shares owned by Finaxa and its subsidiaries, effective January 9, 2006 at the end of the creditor opposition deadline.

Following these transactions, the AXA mutual companies now own 14.3% of AXA’s capital and 23.19% of its voting rights.

For AXA and its shareholders, this transaction simplified the Group’s ownership structure, enhanced the stock’s standing in the market and increased the free float. It also made AXA the direct owner of the AXA brand, which has been owned until now by FINAXA. For FINAXA shareholders, the transaction increased the liquidity of the shares they own and removed the discount at which their shares had traded.

Dividends received
Dividends paid to the Company were €1,420 million in 2004 (2004: €970 million, 2003: €1,109 million), of which €74 million were in currencies other than the euro (2004: €121 million, 2003: €250 million).

The €450 million increase in dividends in 2005 was mainly due to the following factors:

(i) Dividends received from European companies rose by €592 million to €1,309 million, including €901 million from AXA France Assurance, €146 million from Belgium and €142 million from Southern European companies. This increase reflects these subsidiaries’ greater payout capacity resulting from improved earnings and surplus capital relative to solvency positions. The main increase was from AXA France Assurance, which raised dividends by €321 million (including an interim dividend of €236 million). Belgium increased dividends by €118 million, Southern Europe by €80 million and AXA RE by €53 million.

(ii) Dividends from insurance companies outside Europe fell by €47 million to €74 million in 2005 (2004: €121 million). The decrease was due to the non-recurrence of an exceptional dividend paid by the Moroccan unit in 2004. AXA Financial has not paid a dividend for two years. It is using its cash flows primarily to redeem debts, arising in particular from the acquisition of MONY in 2004.

(iii) Dividends from financial companies fell by €94 million to €38 million (consisted mainly of the €31 million received from AXA Investment Managers) as compared to €132 million at December 31, 2004. This fall is explained principally by the lack of dividends paid by Compagnie Financière de Paris, whose 2003 earnings were boosted by releases of risk provisions.

The Company is not subject to restrictions on dividend payments, provided that its accumulated profits are sufficient to cover them. However, some subsidiaries, particularly insurance companies, are subject to restrictions on the amount of dividends they can pay to shareholders. For more information on these restrictions, see Note 29.3 to the consolidated financial statements.

The Company anticipates that cash dividends received from operating subsidiaries will continue to cover its operating expenses, including planned capital investment in existing operations, interest payments on its outstanding debt and borrowings, and dividend payments during each of the next three years. AXA expects that anticipated investments in subsidiaries and existing operations, future acquisitions and strategic investments will be funded from available cash flow remaining after payments of dividends, debt service and operating expenses, proceeds from the sale of non-strategic assets and businesses and future issues of debt and equity securities.

Uses of funds

Interest paid by the Company in 2005 totalled €518 million (2004: €561 million, 2003: €487 million) or €266 million after the impact of hedging derivative instruments (2004: €321 million, 2003: €235 million). On a consolidated basis, total interest paid in cash in 2005 was €725 million (2004: €845 million).

Dividends paid to AXA shareholders in 2005 totalled €1,164 million in respect of the 2004 financial year, or €0.61 per ordinary share, versus €0.38 per share paid in respect of the 2003 financial year (€676 million in 2003). All of these dividends were paid in cash.

Solvency margin

Each insurance company within AXA is required by regulations in the local jurisdictions to maintain minimum levels of capital adequacy and solvency margin. The primary objective of the solvency margin requirements is to protect policyholders. AXA’s insurance subsidiaries comply with the applicable solvency requirements.

The solvency and capital adequacy margin are calculated mainly based on a formula that contains variables linked to economic, financial and technical parameters and the matching of specific categories of assets and liabilities.

The European Directive dated October 27, 1998 required a consolidated solvency calculation effective for periods ending on or after December 31, 2001. France transposed this directive under an ordinance dated August 29, 2001, decreed on March 14, 2002 and applicable from 2002.

Furthermore, the supplementary supervision of credit institutions, insurance undertakings and investment firms that are within a financial conglomerate was introduced by European Parliament and Council Directive 2002/87/EC of December 16, 2002.

This directive was transposed into French law by an ordinance dated December 12, 2004, which introduced the notion of a “financial conglomerate” into the insurance code. Article 20 of this ordinance states that it shall apply for the first time to accounts opened as of January 1, 2005.

AXA is not regarded as a financial conglomerate. However, in accordance with the decree of September 19, 2005, if a company is not subject to additional supervision in this respect, the solvency margin is however reduced to the extent of any equity stakes that the company holds in credit institutions, investment companies and financial institutions.

In accordance with the practical methods of calculation implemented by AXA by reference to these texts, the adjusted solvency ratio was an estimated 216% at December 31, 2005, compared to 202% at December 31, 2004 on the basis of Solvency I rules, which were effective as of January 1, 2004 and taking into account a portion of future profits generated by in-force life insurance contracts as allowed by the 2002.12 Directive dated March 5, 2002.

The Group margin requirement does not take into the benefits of securitization of motor insurance portfolio in France, waiting for regulatory decisions.

The application of directives is regulated in France by the Autorité de Contrôles des Assurances et des Mutuelles (ACAM).

Post-balance sheet events
affecting AXA’s liquidity

The Management Board is proposing to pay a dividend of €0.88 per share on May 12, 2006. This dividend will give rise to a 40% tax credit for individuals whose fiscal residence is in France as of January 1, 2006, equal to €0.35 per share.

In 2006, AXA has continued its program to buy AXA shares, in order to control dilution resulting from share-based compensations and employees Shareplan program. AXA bought 9.4 million AXA shares in January 2006 for a total of €0.25 billion.

Risk factors

The Risk Management organization / p. 134 *Market risks* / p. 136
Controlling exposure and insurance risk / p. 146 *Credit risks* / p. 150
Operational risks / p. 152

133

The Risk Management
organization

Within the Finance Department, the aim of Risk Management is to identify, quantify and manage the main risks to which the Group is exposed. To achieve this, the Risk Management Department develops and uses various methods and tools to assess and monitor risk.

These systems and tools allow optimal management of risks taken by the Group and, by facilitating a more accurate assessment of risk exposure, help to reduce earnings volatility and to optimize the Group’s allocation of capital to its various businesses.

Within the AXA Group, Risk Management is coordinated by a central team, supported by local Risk Management teams within each operational entity.

Risk Management principles and priorities In order to make a tangible and measurable contribution to the Group’s activities, Risk Management has three key characteristics.

– Pragmatic: focusing on clearly identified priorities.

– Operational: working directly with the Group’s businesses.

– Decentralized: based on the subsidiarity principle, in line with the Group’s general organization.

Risk Management has five main priorities:

– Co-ordinating and monitoring asset-liability management (ALM) and carrying out Economic Capital work.

– Approving new products prior to launch and promoting product innovation.

– Controlling insurance exposures, in particular reviewing Property & Casualty reserves and optimizing reinsurance strategies.

– Managing information systems: projection, simulation, risk assessment, consolidation and reporting.

– Identifying and assessing operational risk.

The AXA Group’s Risk Management entities: AXA Cessions and Group Risk Management

The Group’s Risk Management structure is mainly based around two entities: the Group Risk Management (GRM) department and AXA Cessions. AXA Cessions advises and supports the Group’s property and casualty companies with their reinsurance strategy and centralizes the Group’s purchasing of reinsurance. Its role is defined more precisely in sections “Definition of reinsurance requirements and analysis of underwriting” and “Implementation of the reinsurance strategy Role of AXA Cessions” of this chapter.

Group Risk Management (GRM), under the authority of the Group Chief Risk Officer, is responsible for defining AXA’s standards as regards risk. This includes developing and deploying tools for assessing and managing risk. GRM also co-ordinates risk detection and management at the Group level, and indirectly at the subsidiaries’ level. In particular, this includes all procedures for reporting risk and consolidating risk at Group level.

GRM co-ordinates the local Risk Management teams of the Group’s various subsidiaries. In line with Group governance principles, this co-ordination focuses on minimum Group-wide requirements defined by GRM in terms of organization, resources and results.

Local teams

Local Risk Management teams are in charge of applying AXA risk management standards and implementing the minimum requirements set by GRM.

The Risk Management departments of operational entities are managed by local Chief Risk Officers, who report directly to local CFOs. The roles and responsibilities of local Risk Management departments are formally approved by local executive committees. These roles and responsibilities comply with the Group’s Risk Management priorities (see above) and consist of:

– leading efforts to determine the Economic Capital of local entities and developing the necessary tools. The Risk Management department performs these tasks using a uniform set of techniques including stochastic models. These modelling techniques allow an assessment of AXA’s risk exposure based on the large number of scenarios examined in this type of approach. These tools complement more traditional deterministic forecasting tools, such as stress scenarios. Besides the specific conclusions for each product line and each unit, these analyses indicate that AXA has a significant surplus of assets in excess of the economic capital required to cover a level of assumed risks consistent with an AA credit rating. This positive situation is attributable primarily to the diversification of risks between the various businesses and countries in which AXA operates.

– Controlling the implementation of ALM policies, and in particular monitoring the strategic asset allocation of local entities (see section “Management processes”).

– Implementing pre-launch product approval procedures, and in particular reviewing risk-adjusted profitability analyses (see section “Pre-launch product approval and exposure monitoring”).

– Reviewing local technical reserves and optimizing entities’ reinsurance strategy (see section “Monitoring of Property & Casualty reserves”).

– Working with local internal audit teams to identify and quantify the main operational risks (see section “General principles”).

– Implementing the risk reporting system requested by Group Risk Management.

Market risks

AXA is exposed to financial market risks through its financial protection business and through the financing of its activities as part of its equity and debt management. These two distinct sets of risks can be summarized as follows:

Asset-liability management of insurance portfolios

One of the basic functions of the insurance business is to invest premiums received from customers with a view to settling any losses that might occur. The way these premiums are invested must take into account the way in which any losses will be settled. This is the role of asset-liability management. In an effort to protect and enhance shareholder value, AXA actively manages its exposure to market risks.

Primary responsibility for risk management, including market risk, rests with the Group’s local subsidiaries, which have the best knowledge of their products, policyholders and risk profile. This approach allows subsidiaries to react in an accurate and targeted manner to changes in financial markets, insurance cycles and the political and economic environment in which they operate.

A wide variety of risk management techniques are used to control and mitigate the market risks to which the AXA Group’s operating entities and the Group itself are exposed, including:

– ALM, and in particular the definition of optimal strategic asset allocations.

– hedging of financial risks when they exceed the tolerance levels set by the Group All products needed to set up hedging programmes involving derivative instruments are designed with the assistance of the Group’s specialist asset management teams (AXA Investment Managers and AllianceBernstein).

– Reinsurance is also used GMIB (Guaranteed Minimum Income Benefit) products, to mitigate financial risks.

– The overall balance of the product range leads to some natural hedging effects between different products.

– Exposure analyses are carried out to monitor certain specifically identified risks.

AXA’s exposure to market risk is reduced by its broad range of operations and geographical positions, which provides good risk diversification. Furthermore, a large portion of AXA’s Life & Savings operations involve separate-account products, in which most of the financial risk is borne directly by policyholders.

ALM figures and information on the AXA Group’s main implementation, co-ordination and control processes are set out below.

Asset-liability and market risk management: general quantitative information
There is a clear distinction between the issues involved in the Life & Savings and Property & Casualty businesses:

Description of Life & Savings insurance reserves: risk profiles
The market risks to which Life & Savings subsidiaries are exposed arise from a number of factors:

– A decline in returns on assets (due in particular to a sustained fall in yields on fixed-income investments or in equity markets) could reduce the investment margin if the return on new invested assets is not sufficient to cover contractual interest rates payable to life insurance policyholders.

– A rise in yields on fixed-income investments reduces the value of fixed-income portfolios and could have an adverse impact on the solvency margin and surrender levels on certain contracts if competitive pressures lead to higher rates of policyholder profit participation on new contracts.

– A decline in equity and real estate prices may reduce the level of unrealized capital gains and therefore solvency margins, as well as available surpluses.

– Exposure to foreign-exchange risk is generally limited for the Group’s life insurance companies. Foreign-currency commitments are matched to a large extent by assets in the same currency.

The policies put in place to manage these risks are tailored to each product type and the risks relating to it. The percentages provided below, relating to the allocation of life insurance reserves by product type and thus AXA’s obligations to its policyholders, are derived from management data:

– 29% of AXA’s life insurance mathematical reserves cover separate-account (unit-linked) products that do not affect AXA’s risk exposure. This category includes products that provide a guarantee on invested capital in the event of death. On these products, the underlying financial market performance is passed on to policyholders in full. In cases where these products include interest-rate guarantees, they are usually managed by a financial partner within the separate account. Consequently, they do not present any market risk.

– 9% of AXA’s life insurance mathematical reserves cover separate-account products with related interest-rate guarantees provided by the insurance company. Suitable risk management policies have been put in place.

     • In the United States, derivatives are used as part of the dynamic management of risks related to guaranteed benefits on separate-account savings products, in order to cover guaranteed minimum death benefits, guaranteed minimum withdrawal benefits and guaranteed minimum income benefits. Having previously been 50%-reinsured, products featuring guaranteed minimum income benefits have been fully covered by these programmes since the start of 2005.

When these separate-account products show a material risk of transfer to products that offer guaranteed-rate annuities, hedging programmes that use derivatives are also put in place.

– 20% of AXA’s life insurance mathematical reserves cover products without guaranteed cash values upon surrender.

     • The in force “With-Profit” policies of AXA UK are managed with a significant surplus of free assets, used to adjust performance over the duration of such policies while at the same time reflecting financial market performance in policyholders’ revenues.

    • Annuities in the payout phase are usually backed by fixed-income assets with maturities that match the underlying payout schedules, thereby avoiding reinvestment and liquidity risks.

     • In the UK, surrender options on guaranteed-rate annuities are monitored through specific analyses and partially covered by interest-rate options.

– 7% of AXA’s life insurance reserves are related to products offering one-year guaranteed rates that are updated every year. The risks in event of a sustained fall in interest rates are limited for these types of products, which mainly concern policies in France and collective policies in Japan. Hedging derivatives programmes are often implemented to cover long-term bonds from the risk of an increase of interest rates.

– 35% of AXA’s life insurance reserves cover other products. These reserves cover both surrender guarantees and, in some cases, a guaranteed long-term rate. Related risks are managed in the following ways:

     • Products that are not surrender-sensitive are usually backed by fixed-income investments whose maturities and interest rates are generally sufficient to cover guaranteed benefits, so as to reduce the reinvestment risk as far as possible.

     • Other products are managed with the surplus required to cover guarantees.

     • Hedging programmes that make use of derivatives may be set up to hedge the risk of a fall (floor) or a rise (cap) in interest rates.

Description and breakdown of Property & Casualty insurance reserves Property & Casualty technical reserves break down as follows.

rates. On the other hand, a prolonged period of low yields would have an impact on the pricing of these products.

– Foreign-exchange rate risk is relatively limited as commitments in foreign currencies are largely backed by assets in the same currencies.

– Inflation is a risk, since it increases the compensation payable to policyholders, with the effect that, if it is not adequately taken into consideration, actual claims payments may exceed the reserves set aside. This risk is particularly significant for long-tail businesses.

The investments of Property & Casualty insurance companies are therefore managed so as to optimize the return on assets while bearing in mind both the aforementioned risks and the requirements in terms of regulatory solvency and commitments. A large portion of investments is made in liquid bonds, to ensure the payment of exceptional benefits and claims that may arise.

Once these factors have been taken into consideration, there is some capacity to make diversified investments (real estate or equity securities) that offer a natural hedge against inflation and optimize yields while minimizing volatility risk.

Management processes
These processes are carried out in three stages. The first consists of defining general ALM organizational principles, allowing the most effective investment strategy. The second involves implementing investment processes and precise governance principles. The third consists of asset management companies applying the investment strategy.

ALM co-ordination

GENERAL ORGANIZATIONAL PRINCIPLES
The definition and co-ordination of ALM involves six major stages:

– Detailed analysis of the liability structure by insurance companies.

– Definition and proposal of a strategic asset allocation that factors in the long-term outlook as well as short-term constraints (see below).

(in euro millions)
Technical liabilities, December 31, 2005
Personal lines
Motor	11,330
Physical damage	2,501
Other	4,855
SUB-TOTAL	18,686
Commercial lines
Motor	2,255
Physical damage	2,332
Professional liability	5,523
Other	5,802
SUB-TOTAL	15,907
OTHER	1,400
International insurance
Physical damage	3,172
Motor, marine, aviation	3,541
Professional liability	3,069
Other	2,089
SUB-TOTAL	11,870

The obligations of Property & Casualty insurance companies are much less dependent on asset values than those of Life & Savings companies. Consequently, market fluctuations are fully reflected in their net asset value and fully borne by the shareholder. However, long-tail activities are more sensitive to movements in financial markets. The principal market risks are as follows:

– A rise in bond yields reduces the value of bond portfolios, which may lead to a liquidity risk in these portfolios or a real loss of value if the rise in yields is related to a rise in inflation.

– Lower yields on fixed-income investments increase the value of bond portfolios, and therefore generally do not present a material risk, with the exception of certain contracts (disability and worker’s compensation income) that provide guaranteed

– Validation of these strategic allocations by the entity’s risk management unit and then by Group Risk Management.

– Implementation of these strategic allocations by insurance companies through the definition of management contracts with asset management companies.

– Stock-picking by asset management companies as part of management contracts.

– Performance and reporting analysis.

LONG-TERM OUTLOOK
Long-term analysis is carried out in order to model commitments resulting from insurance policies and to define asset allocation so that these commitments can be met with a high degree of confidence while maximizing the expected return.

This work is carried out by Risk Management departments (local and central teams) and takes the form of detailed annual analyses that use consistent methods based on deterministic and stochastic scenarios. The aim of these analyses is to maximize the increase in economic value while complying with risk constraints. They are carried out by all significant Group entities, and provide the following information for the main product lines:

– The amount of assets needed to meet commitments in a specific proportion of cases depending on risk tolerance (for example, in 99% of cases over 10 years).

– The present value of future margins generated by insurance portfolios.

This information is compiled for AXA’s insurance operations and for the Group, which allows strategic asset allocation to be monitored and adjusted if necessary.

SHORT-/MEDIUM-TERM OUTLOOK
These analyses are designed to validate AXA’s ability to satisfy capital adequacy requirements over the short and medium terms. These requirements are included as constraints in asset-liability analyses.

This process is based primarily on monitoring and analyzing local and consolidated capital adequacy and solvency margin requirements. It is intended to ensure that AXA complies with its regulatory commitments and makes optimum use of capital resources at all times.

In addition, AXA’s insurance operations are subject to local regulatory requirements in most jurisdictions in which AXA operates. These local regulations prescribe:

– the category, nature and diversification (by issuer, geographical zone and type) of investments,

– the minimum proportion of assets invested in the local currency taking into account technical commitments denominated in this currency (congruence rule),

– in addition, as part of an ongoing capital allocation process, subsidiaries perform simulations on the various regulatory constraints that they have to meet using extreme scenarios for assets (in terms of both the market value of equity securities and interest rate trends). Every six months, the Group Central Finance Department consolidates these models, enabling it to assess the extent of each subsidiary’s financial flexibility. The results are presented to the Finance Committee of AXA’s Supervisory Board on a regular basis,

– ALM constraints are also taken into account when new products are being designed as part of the product approval process (see section “Pre-launch product approval and exposure monitoring”).

Monitoring investment processes
AXA manages its financial market risk as part of disciplined and organized investment processes.

As stated in the previous section, insurance subsidiaries are responsible for monitoring risks through the use of liability structure analysis and asset-liability matching techniques. They define the strategic asset allocation policy, which is implemented by asset management companies appointed via investment management agreements. Insurance subsidiaries are responsible for monitoring and controlling the investment policy carried out on their behalf by these asset management companies.

Risks relating to investments are controlled through an appropriate governance structure and through reliable reporting procedures.

GOVERNANCE
An Investment Committee, made up of managers from the financial and operational sides of the insurance company and also, in certain cases, representatives of its Board of Directors, approves investment strategy and assesses the quality of the results obtained.

The investment committees of significant entities systematically include representatives of the AXA Group, and of Group Risk Management (GRM) in particular.

These investment processes are part of a broader Group-level framework, which includes:

– defining standards for managing investments and assessing asset-liability mismatch risk (see section above),

– consolidating market risks at Group level.

At Group level, an ALM Co-ordination Committee, supervised by the Group Chief Financial Officer, determines general asset-liability management policy guidelines and evaluates the results, which are then submitted to the Management Board and to the Finance Committee of AXA’s Supervisory Board.

REPORTING: QUARTERLY ASSET REPORTING
Operating entities produce an asset allocation statement every quarter, to ensure that strategic allocations are being implemented. This allows regular monitoring of certain key ALM indicators such as the duration and convexity of bond portfolios.

This work is carried out by local teams and then consolidated by GRM to give an overview for the whole Group and to allow any required action to be taken.

Tactical allocation duties of Group asset management companies (AXA IM and AllianceBernstein)
Asset management specialists, primarily AXA subsidiaries (AXA Investment Managers and AllianceBernstein), are responsible for the day-to-day management of investments. Processes have been put in place in these companies to manage investments without exceeding agreed risk tolerance thresholds stipulated by their client insurance companies in investment management agreements. This organization makes the skills required in these activities available for the benefit of all Group insurance companies.

All products that involve hedging programmes using derivative instruments are designed with the help of dedicated teams at AXA IM and AllianceBernstein. This organization means that all entities benefit from the best possible expertise and a high level of legal and operational security in these transactions, which are sometimes complex.

Market risks: financial risks relating to the management of equity and debt

The main financial risks relating to the management of equity and debt are as follows:
– Interest-rate risk.
– Foreign exchange-rate risk.
– Liquidity risk.

For the purpose of optimizing the financial management and control of financial risks, the Group Central Finance Department has defined and introduced formal management standards, as well as guidelines for monitoring and assessing financial risks, which enable it to measure the positions of each affiliate in a consistent manner. These standards have been validated by the Management Board.

The Group Central Finance Department produces monthly reporting data that consolidate interest rate, foreign exchange and liquidity exposures, as well as the interest expenses of holding companies. It bases this information on reports submitted by subsidiaries, which are responsible for the quality of the data. This consolidated reporting includes medium-term forecasts.

Together with information about hedging strategies, reporting documents are sent regularly to and validated by the Finance Committee of AXA’s Supervisory Board.

Reporting documents must also mention the risk of authorities in the countries where AXA operates imposing dividend restrictions or limitations on the ability to reduce reserves. The Group’s operating subsidiaries must comply with local regulations, particularly minimum solvency requirements. As a result, internal dividend pay-out must take into account these constraints and possible future regulatory changes.

Interest-rate risk
DEFINITION: interest-rate risk results from a potential increase of interest rates on floating rate debt.

POLICY: the policy is defined in order to monitor and limit the potential medium-term variation in interest expenses and consequently to protect future levels of interest expenses, regardless of movements in interest rates.

ASSESSMENT:

– Variability analyses assess the change in interest expenses over the duration of the strategic plan resulting from a 1% rise in short-term interest rates.

– Interest rate sensitivity analyses assess changes in the value of interest-rate positions by currency and by maturity following a 1% upward shift in the yield curve.

Foreign exchange-rate risk
DEFINITION: foreign exchange-rate risk results from a mismatch between the currency of an asset (particularly net foreign currency investments in subsidiaries) and the currency in which it is financed.

POLICY: the objective is to limit changes in net foreign currency-denominated assets resulting from movements in foreign exchange rates. The purpose of the policy is therefore to protect the value of AXA’s net foreign-currency investments in its subsidiaries and thus Group consolidated shareholders’ equity against currency fluctuations. It is also designed to protect other key indicators such as the gearing ratio, adjusted net asset value, European Embedded Value and solvency ratios against such fluctuations.

ASSESSMENT: foreign exchange-rate sensitivity analyses assess, year by year, changes in interest expenses resulting from a 10% appreciation in the euro against all other currencies together with the impact on the gearing ratio, adjusted net asset value, European Embedded Value and solvency ratios.

Liquidity risk
DEFINITION: liquidity risk results from a mismatch between the date on which an asset matures and the date on which a liability falls due.

POLICY: the policy establishes the amount of confirmed credit lines required by AXA to weather a liquidity crisis and sets constraints on the debt maturity profile. In addition, liquidity is secured by Group standards, particularly through a procedure for tendering eligible assets to the European Central Bank’s tender operations.

ASSESSMENT: maturity schedule of consolidated debt and available credit lines.

MANAGEMENT: Liquidity risk is managed carefully and conservatively by keeping a long maturity on debts – mostly subordinated – and by maintaining a large amount of committed credit facilities (around €6 billion undrawn at December 30, 2005).

Furthermore, the Group’s liquidity profile is strengthened by the following factors:

– The Group’s financial strength gives it broad access to various different markets via standardized debt programs: for example a €3 billion commercial paper programme and an €8 billion EMTN program.

– AXA remains constantly vigilant regarding contractual documentation clauses that may be binding on the Group. This helps ensure that AXA is not exposed to default or early repayment clauses that may have a material adverse effect on its consolidated financial position.

– AXA holds significant liquidity, amounting to €20.6 billion at December 30, 2005. More than half of this liquidity is managed within the AXA Treasury, European economic interest grouping (GIE), which was specifically set up to centralize management of the liquidity held by units operating within the euro zone. AXA Treasury reflects the solid liquidity position of the Group, since it had an average cash balance of around €12.3 billion in 2005, which was mainly invested in a highly liquid portfolio with a very short maturity (55 days at end-2005).

– In addition, to deal with any liquidity crises that may arise, the back-up plan to tender eligible assets to European Central Bank tenders would allow around €20 billion to be mobilised, creating a very large alternative source of refinancing.

Exchange-rate risk related to the operating activities of Group subsidiaries

Within the insurance companies, that accounted for 90% of Group assets at December 31, 2005, assets and liabilities with foreign currency exposure are globally matched or hedged.

– Life & Savings business (79% of Group assets): In France, AXA France Vie is exposed to exchange rate risk through the shares it owns in certain investment funds partly invested in foreign currencies (particularly US dollar, pound sterling and Japanese yen). It owns these shares in order to diversify its investments and enable policyholders to benefit from the performance of international financial markets. AXA France Vie controls and limits its exposure to exchange-rate risk by using foreign exchange derivatives (forwards). In the UK, AXA Life is exposed to exchange-rate risk solely through its foreign-currency investments in Group companies, which are held in non-profit funds, and through investments held entirely in With-Profit funds. In Japan, AXA Japan’s investment strategy has led it to invest outside the Japanese market in order to benefit from the wider credit spreads available in foreign markets and thereby increase returns. The exchange-rate risk arising from these transactions is hedged. Companies in the German Life & Savings segment hold some investments denominated in foreign currencies, both directly and indirectly through investment funds, with the aim of diversifying their investments and taking advantage of foreign markets’ performance. These investments are mainly in US dollars, but also in pound sterling and Japanese yen, and account for a small proportion of assets. Exchange-rate risk exposure is also controlled using forwards. In Belgium and the USA, the Group’s life insurance companies do not have any significant exposure to exchange-rate risk. These companies account for 92% of the life companies’ assets.

– Property & Casualty business (9% of Group assets): In France, AXA France Dommages is exposed to exchange-rate risk through the shares it owns in certain investment funds partly invested in foreign currencies (mainly US dollar) in order to attain marginal diversification of its investments. It controls and limits its exposure to exchange-rate risk by using foreign exchange derivatives (forwards). In Belgium, AXA Belgium manages a US dollar run-off portfolio, which is fully hedged with investments in the same currency in an amount of around €155 million. In Germany, AXA Versicherung is exposed to US dollar exchange-rate risk both directly and through certain investment funds. It controls and limits its exchange-rate risk by using foreign exchange derivatives (forwards). Remaining exchange-rate risk exposure, mainly concerning the pound sterling and the Japanese yen, is incurred for the purpose of diversifying investments. In the UK and Ireland, AXA UK is exposed to exchange-rate risk through its AXA Insurance subsidiary, which operates in pound sterling but has diversified its investment portfolio in line with its assigned management constraints. At December 31, 2005, AXA Insurance managed around €165 million of foreign-currency investments, equal to around 3.5% of its investment portfolio. In addition, AXA UK’s Irish subsidiary also operates in Northern Ireland, and so manages a portfolio of pound-sterling policies in an amount of £75 million, hedged with investments in the same currency.

These four companies account for 79.93% of the Group’s Property & Casualty companies’ assets.

– International insurance (3% of Group assets): In the course of its business, AXA Corporate Solutions Assurance carries insurance liabilities, some of which are denominated in foreign currencies, particularly the US dollar and, to a lesser extent, pound sterling. The congruence between the company’s foreign-currency assets and liabilities is regularly adjusted, but is subject to unpredictable loss occurrence and the corresponding movements in reserves. At end-2004 and end-2005, the company’s balance sheet showed a slight surplus of US dollar-denominated assets. AXA Corporate Solutions Assurance also has some Swiss franc-denominated investments.

A large portion of AXA Re’s insurance liabilities is denominated in foreign currencies, mainly the US dollar. The congruence between the company’s foreign-currency assets and liabilities is regularly adjusted, and is also limited by using exchange-rate derivatives, but remains subject to unpredictable loss occurrence and the corresponding movements in reserves. At year end 2004 and year end 2005, the company’s balance sheet showed a surplus of US dollar-denominated liabilities, mainly due to natural catastrophes occurred in the USA in the second half of both years.

These two companies account for 81% of the international insurance companies’ assets.

– As regards the holding companies, the Company has since 2001 adopted a hedging policy on net investments denominated in foreign currencies, aiming at protecting the Group’s consolidated shareholders’ equity against currency fluctuations, via cross-currency swaps and foreign-currency debt. At December 31, 2005, the main hedging positions were as follows:

    • $9.1 billion in respect of the US Life & Savings business, including $7 billion via cross-currency swaps,

     • ¥346 billion in respect of activities in Japan, mainly in the form of cross-currency swaps,

     • £358 million in respect of the UK business, including £325 million in the form of debt,

    • $300 million Canadian in the form of cross-currency swaps.

The Company’s assets account for most of the assets of Group holding companies.

Analysis of sensitivity to interest rates, equity prices and exchange rates

AXA performs sensitivity analyses to estimate Group exposure to movements in interest rates, equity prices and exchange rates. These analyses quantify the potential impact on the Group of positive and adverse changes in financial markets.

The AXA Group analyses sensitivity to movements in interest rates and equity markets in three main ways:

– It analyses the sensitivity of European Embedded Value (EEV) in the Life & Savings business, as described in the “Other financial information” chapter of this document.

– It analyses the sensitivity of the fair value of assets less liabilities for the Property & Casualty business.

– It analyses the sensitivity of the fair value of Group debt to movements in interest rates.

These analyses cover AXA SA, which carries most of the Group’s debt, along with the largest subsidiaries in France, the USA, the UK, Belgium, Germany, Southern Europe (Spain, Portugal and Italy), Australia, Hong Kong and Japan. At December 31, 2005, these subsidiaries represented more than 95% of AXA’s consolidated invested assets and technical reserves within its insurance operations.

Sensitivity of economic value to variations in interest rates and equity markets

INTEREST RATES
The purpose of these analyses is to estimate changes in the economic value of assets and liabilities in the event of parallel 50-basis-point upward or downward shift in the risk-free bond yield curve in the country in which each subsidiary operates.

In the Group’s Life & Savings business, a parallel 50-basis-point downward shift in the risk-free bond yield curve would reduce Group EEV by €0.96 billion. It would also increase the fair value of Group debt by an estimated €0.25 billion. On the other hand, it would increase economic value (fair value of assets net of liabilities) in the Property & Casualty business by an estimated €0.27 billion. The overall impact of these three factors in the event of a 50-basis-point fall in interest rates is therefore
– €0.94 billion.

In the event of a 50-basis-point upward shift in the risk-free bond yield curve, the overall positive impact would be €0.6 billion. This breaks down into a positive €0.59 billion effect the Life & Savings business and a €0.25 billion reduction in Group debt, partly offset by a €0.24 billion fall in the fair value in the Property & Casualty business.

EQUITY MARKETS
The purpose of these analyses is to estimate changes in the economic value of assets and liabilities in the event of a 10% rise or fall in the main equity markets.

In the event of a 10% fall in the equity markets, calculations suggest a negative €1.77 billion impact on EEV in the Life & Savings business. The same decline would cause a €0.49 billion fall in economic value in the Property & Casualty business, since liabilities in this business are regarded as insensitive to movements in equity markets. As a result, a 10% fall in the equity markets would have an overall negative impact estimated at €2.26 billion.

In the event of a 10% rise in the equity markets and a 50-basis-point upward shift in the risk-free bond yield curve, the overall positive impact would be €2.42 billion. This breaks down into a positive €1.63 billion effect on EEV in the Life & Savings business and a positive €0.79 billion impact on fair value in the Property & Casualty business.

Sensitivity to exchange-rate fluctuations
As mentioned in section “Exchange-rate risk related to the operating activities of Group subsidiaries”, each operational entity has the task of ensuring the congruence between foreign-currency-denominated assets and liabilities. In many countries, this congruence is covered by specific standards issued and monitored by the regulatory authorities.

At Group level, in order to calculate AXA’s potential exposure to foreign currency fluctuations, movements of the major foreign currencies have been analyzed in terms of their impact on Group net income in euros. The scenario that resulted in the most adverse effects for AXA was a decline in all currencies against the euro, or a rise in the euro against these currencies.

In 2005, a 10% increase in the euro against all other currencies would have had an approximately €61 million negative impact on AXA’s net income, taking into account hedging, particularly on US Dollar movements. The same scenario applied to the end 2004 position would have resulted in a negative impact of €36 million on AXA’s 2004 net income.

As a result, the sensitivity of AXA’s income to movements in the euro is limited and stable over time. This results from the quality of hedging on the US dollar, which is the main contributor to group income after the euro.

Limitations to sensitivity testing
The results of the analyses presented above must be examined with caution due to the following factors.

– Only the assets and liabilities defined at the start of the sensitivity analysis section were included in the scope of estimates regarding sensitivity of fair values to market fluctuations.

– The “snapshot” analyses presented do not take into consideration the fact that the asset-liability management carried out by the various Group entities to minimize exposure to market fluctuations is an active and dynamic strategy. As market indices fluctuate, these strategies may involve buying and selling investments, changing investment portfolio allocations or adjusting bonuses credited to policyholders.

– In addition, these sensitivity analyses do not take into account the impact of market changes on new business, which is a critical component of future profitability. Like its industry peers, AXA would reflect adverse market changes in the pricing of new products. These analyses do not include the possible impact of these movements on business levels. A fall in interest rates would increase the value of bond assets and would increase revenues from asset management activities.

Other limitations of these sensitivity analyses include:

– the use of hypothetical market movements that do not necessarily represent management’s view of expected future market changes;

– the assumption that interest rates in all countries move identically and that all global currencies move in tandem with the euro;

– the lack of correlation between interest rates, equity prices and foreign currency exchange rates.

Taken together, these factors limit the ability of these analyses to accurately predict the actual trend in the fair value of assets and liabilities and in AXA’s future earnings.

Controlling exposure
and insurance risk

The Group’s insurance activities expose it to various risks with a wide range of time horizons. Natural risks arising from climate change, particularly global warming, are long-term risks to which AXA Group pays close attention. On a more short-term view, insurance risks are covered mainly through procedures governing pre-launch product approval, exposure analyses, the use of reinsurance and reviews of technical reserves.

Long-term outlook Natural risks: climate change

The changing and growing risks caused by climate change and, more specifically, by global warming, represent a major challenge for all human activities and particularly insurance operations.

Global warming is now proven beyond doubt, although experts disagree on its scale, causes and pace. Greenhouse gas emissions are the principal human cause. Very broadly, global warming leads to higher maximum and minimum temperatures, with more hot days (heatwaves) and heavier and more frequent cyclone-like precipitation episodes. These phenomena have already been observed and could become more prevalent, albeit to different extents, across almost all land surfaces on the planet. Projections made by the IPCC (Intergovernmental Panel on Climate Change) point in the same direction. However, it remains very difficult to estimate the local effect of climate change, due to the large number of local geographical factors to be taken into account (sea currents, reliefs etc.). It is also	very difficult to estimate the consequences of extreme events (heatwaves, droughts and floods, high winds and intense precipitation caused by cyclones), which are of particular concern to insurance companies.

Aside from immediate destruction, caused mainly by flooding and to a lesser extent by drought, climate change will have major implications for most human activities and therefore for the insurance used to protect them, particularly agriculture, timber production, healthcare and water activities.

These changes already affect and will affect in future a large number of insurance sectors (property, agricultural, business interruption, civil liability, marine and aviation, life, health, etc.). The insurance sector thus faces major challenges in the coming years in the form of potential increases in property and casualty claims, the emergence of new liability claims and growing uncertainties about the size of maximum possible losses, which have become harder to assess and to predict on the basis of past events. Furthermore, certain key economic sectors that work together with the insurance sector are set to undergo radical changes, due in particular to future greenhouse gas emission constraints laid down in the Kyoto protocol, which came into force on February 16, 2005. Gradual premium rate adjustments will be required to reflect these risk factors, but are not likely to be sufficient on their own. Furthermore, the increasingly substantial damage caused by meteorological events is likely to increase the use of tools such as catastrophe bonds to transfer some of these sophisticated types of risk to the capital markets.

By seeking to develop these solutions and actively contributing to the overall debate about the issues involved
– particularly as part of the Carbon Disclosure Project
– AXA, along with other major market players, intends to promote a better understanding and better forecasting of the risks resulting from global warming.

Pre-launch product approval and exposure monitoring

Risk relating to new product launches, particularly underwriting, pricing and ALM risks (before taking into account reinsurance), is managed on a gross basis, primarily by AXA’s insurance operations. These have a set of actuarial tools for this purpose, enabling them to price products and then monitor their profitability over time.

The principal Risk Management tools are as follows:

– Pre-launch approval procedures for new products.

– Exposure analyses

– Optimisation of reinsurance strategies (see section “Implementation of the reinsurance strategy. Role of AXA Cessions”).

Product approval
In its Individual Life & Savings activities, the AXA Group has set up pre-launch product approval procedures in each of its principal subsidiaries. These procedures are defined and implemented locally, and are structured and harmonized using the minimum requirements defined by Group Risk Management. The main characteristics of these procedures are as follows:

– Although the decision to launch a new product is taken locally, it must be the result of a documented approval process that complies with local governance practices.

– All significant Individual Life & Savings products must go through this process.

– Guarantees and options embedded in the product must be quantified using stochastic methods defined by Group Risk Management in order to ensure that they are correctly reflected in pricing. This work also gives a better understanding of any asset-liability mismatch risk and of the actual economic capital requirement at the product design stage.

– Pricing reports are sent to GRM on a quarterly
basis.

These procedures are intended to ensure that new risks underwritten by the Group have undergone a rigorous prior approval process before the products are offered to customers. This harmonised approach also facilitates the sharing of product innovation within the Group.

Similar methods have been developed for the underwriting of specific Property & Casualty risks, while maintaining the principle of local decision-making based on a documented approval procedure. The profitability analysis framework has been adapted to the Property & Casualty business, and special efforts have been made to formalize the quantitative requirements.

Exposure analysis
A uniform Group-wide framework for quantifying all risks has been developed by Group Risk Management and AXA Cessions using stochastic modelling tools factoring in asset and insurance risks. This framework includes pricing control systems used by insurance operations as part of their product development process, such as those described in the previous section.

This type of analysis underlines the benefits of the diversification created by AXA’s wide range of businesses and regional operations.

In the Life & Savings business, therefore, the aforementioned tools allow multi-country analyses to be carried out on mortality/longevity risks. The AXA Group regularly monitors its exposure to these risks. It uses the results of its work to enhance the structure of its product ranges and its reinsurance coverage.

Definition of reinsurance requirements and analysis of underwriting

Reinsurance purchasing is an important part of the Group’s insurance activities and risk management. For Property & Casualty operations, reinsurance programmes are set up as follows:

– Reinsurance placement is handled centrally for AXA’s main Property & Casualty portfolios through AXA Cessions, an AXA subsidiary. Prior to ceding risks, in-depth actuarial analyses and modelling are conducted on each portfolio by AXA Cessions and GRM to optimize the quality and cost of reinsurance cover. These analyses are performed in collaboration with the technical and reinsurance departments of Group operational entities. They measure frequency risks as well as specific severity risks (natural catastrophe, storms, flooding, earthquakes). They provide guidance for determining the most appropriate reinsurance cover (retention levels and scope of cover) for each portfolio and for each type of risk in accordance with objectives and capital allocation constraints. Estimates of catastrophic risks are carried out on the basis of several pieces of modelling software available in the market. Although this software is vital to allow objective discussions with reinsurers, it is regularly assessed within GRM and adjusted to the specific features of AXA’s portfolio. Experience shows that this software gives imperfect estimates of real exposure, and can underestimate some important factors such as inflation following a major catastrophe and the effects of climate change. In addition, it does not factor in risks relating to legal developments requiring an insurer retrospectively to cover a risk that it believed it had excluded from its policies.

In 2006, this work will be extended to the Life & Savings business.

Implementation of the reinsurance strategy. Role of AXA Cessions

After analysis work, the Group’s various operating subsidiaries place their reinsurance requirements with AXA Cessions. However, only a small part of most treaties is placed directly in the reinsurance market. Most risk is combined at the AXA Cessions level to form an internal Group reinsurance pool.

The retention rate and coverage applied to this pool are designed to protect the Group effectively at low cost. Coverage is arranged through the reinsurance markets or directly in the financial markets through securitization (cat bonds).

In addition to the analyses performed above, AXA regularly monitors its exposure to its main reinsurers, as described in the section relating to credit risk management.

Monitoring of Property & Casualty reserves

In addition to controlling upstream risks through prior product approval, and analyzing the reinsurance strategy, the non-life businesses specifically monitor reserve risks. Reserves have to be booked for claims as they are incurred or reported. These reserves are evaluated by the claims departments for each individual claim. Additional reserves for incurred but not reported (IBNR) claims, along with reserves for claims incurred and reported but insufficiently reserved are also booked. Various statistical and actuarial methods are used in these calculations. This work is done by operational entities.

In addition to the reviews performed at entity level or by the local supervisory authorities, overall reserves for claims payable are reviewed at Group level by Risk Management.

Since this work is carried out on a large proportion of the portfolio, it makes a major contribution to improving the reliability of estimates. However, these	estimates are based on assumptions regarding the development of reserved claims, which may be different from the actual development of claims over time. This risk may be significant in the event of a sharp rise in inflation or developments that are particularly adverse in terms of civil liability claim amounts, particularly if such developments simultaneously affect the Group’s main portfolios.

Credit risks

Counterparty credit risk is defined as the risk that a third party in a transaction will default on its commitments. Given the nature of its core business activities, AXA monitors two major types of counterparties, using methods suitable to each type:

– Investment portfolios held by the Group’s insurance operations (excluding assets backing separate-account products where risk is transferred to policyholders) as well as by banks and holding companies. These portfolios give rise to counterparty risk through the bonds and derivative products held within them.

– Receivables from reinsurers resulting from reinsurance ceded by AXA.

Invested assets

AXA has a database consolidating the Group’s listed assets and analyzing them by issuer, by credit rating, sector and geographic region, in order to assess the risk of concentration in its equity and bond portfolios. This database allows AXA to monitor exposure to the default risk of a given issuer, particularly through holding its bonds. It also allows the monitoring of equity exposure, which is not subject to issuer-specific limits at Group level.

As regards bond issues, total issuer-specific exposure limits are set at Group level and at the level of each subsidiary. These limits depend on the issuer’s risk, assessed via its credit rating and type (private, sovereign or quasi-sovereign).

These tools allow Group Risk Management to ensure that limits are complied with. The ALM Co-ordination Committee is regularly kept informed of the work performed.

These tools also enable co-ordinated contingency measures to be taken for the most sensitive counterparties.

At December 31, 2005, the breakdown of the bond portfolio by credit rating category was as follows:

Credit risk diversification and analysis policies, particularly using credit ratings, are implemented by investment departments and monitored by Risk Management teams.

Credit derivatives

The AXA Group, as part of its investment and credit risk management activities, may use strategies that involve credit derivatives. AXA is exposed to credit derivatives through its investments in structured products such as CDOs (collateralised debt obligations), which use credit derivatives to build their portfolio of collateral.

At December 31, 2005, the nominal amount of positions taken through credit derivatives was €9.8 billion including €4.6 billion via CDOs. Credit risk relating to CDOs is monitored separately, depending on the tranches held, and regardless of the type of collateral (bonds or credit derivatives).

For other credit derivatives positions (nominal amount of €5.2 billion), the credit risk taken by the AXA Group through these instruments is included in analyses of bond portfolios as described in the previous section. Limits applied to issuers take into account these credit derivative positions. The breakdown of underlying bonds by rating is as follows:

Receivables from reinsurers: rating processes and factors

To manage the risk of reinsurer insolvency, a security committee is in charge of assessing reinsurer quality and acceptable commitments. The committee is under

GRM’s authority and is run by AXA Cessions, which is the AXA entity in charge of placing the Group’s property and casualty insurance with external reinsurers (see section “Implementation of the reinsurance strategy. Role of AXA Cessions”). This risk is monitored by comparing the various financial strength ratings available on various reinsurers as well as by conducting in-depth analyses of the recoverability of receivables in the event of reinsurer insolvency. The teams in charge of the Group reinsurance programme analyze this information to add a credit risk dimension to their work in placing insurance and transferring risk to the reinsurers. The security committee meets monthly
– and more frequently during renewal periods
– and decides on any action to be taken with the aim of limiting AXA’s exposure to the risk of default by any of its reinsurers.

Furthermore, AXA summarizes and analyzes its exposure to all reinsurers by factoring in all positions with reinsurers (claims, premiums, reserves, deposits, pledges and security deposits).

The Group’s top 25 reinsurers accounted for 73% of reinsurers’ share of insurance and investment contract liabilities in 2004, and 76% in 2005. The breakdown of all reserves ceded to reinsurers by rating is as follows, taking into account only the ratings of these top 25 reinsurers:

Operational risks

General principles

Guided by the principles set forth by the Basel Committee on banking supervision, AXA defines operational risk as the risk of a direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events.

Responsibility for managing day-to-day operational risks lies mainly with subsidiaries, which are best positioned to take the appropriate measures to mitigate the risks facing their organizations. However, for some risks, AXA defines standard rules for identifying and monitoring operational risks.

AXA has classified its operational risks as follows:

– Business interruption due to external (disaster, etc.) or internal events.

– Fraud.

– Legal and regulatory.

– Human resources.

– IT.

– Risks specifically related to the outsourcing of certain activities to external suppliers.

– Organization and processes.

Using the typology provided above, AXA subsidiaries perform annual inventories of their operational risks to identify and evaluate them. AXA Group’s Audit Department is responsible for centralizing the key results of this process.

On this basis, AXA develops quantification methods to estimate the capital allocation needed to cover operational risks based on models inspired by those proposed by the Basel Committee for banking supervision. These efforts will be continued and stepped up during 2006. Concurrently, GRM is implementing a review and assessment of the main insurance processes (pricing, underwriting, claims management, etc.)

implemented by operational subsidiaries, with the aim of conducting a comparative assessment of their scoring practices. The scope of the review and assessment includes product development and pricing, underwriting, claims management and calculation of reserves. Based on the scores obtained, AXA defines minimum requirements. All subsidiaries are then expected to comply with these requirements by undertaking any remedial actions that may be necessary.

Professional ethics

To comply with Sarbanes-Oxley legislation, AXA adopted a new code of professional ethics in February 2004. The code was updated in March 2006. It defines rules for day-to-day professional conduct. Rules defined in specific chapters include those concerning conflicts of interest, transactions involving AXA securities and those of its listed subsidiaries, confidentiality and control of sensitive information, and data protection and storage.

There is also a code of ethics for business units, which include requirements relating to the methods used to market products and services and sales practices, in accordance with local regulations. With respect to customers, ethical requirements focus on the quality of advice and the transparency of information provided to them, the confidentiality of customer information, equal treatment, and efforts to combat fraud and money laundering.

Money laundering and corruption risk

AXA is firmly committed to combating money laundering wherever its entities have business relations. This commitment is enshrined in a charter drawn up in 2002, which was approved by the Management and Supervisory Boards. In line with this charter, each entity has introduced procedures based on certain general principles, on top of applicable local regulations, and has appointed an anti-money laundering officer. The “know your customer” principle is crucial in this respect, and is fundamental to all transactions. The principle also covers intermediaries. Special attention is paid to transactions involving cash or other equivalent instruments. Procedures are reviewed and adjusted regularly based on experience. In France, a specific organisation has been set up to ensure effective cooperation with TRACFIN.

Regulatory risks

AXA, due to its principal activity of acquiring and managing equity interests in insurance companies, is considered to be an insurance group (“société de groupe d’assurance”) under Article L.322-1-2 of the French Insurance Code (the “Code des assurances”). Consequently, it is subject to supervision by ACAM (Autorité de Contrôles des Assurances et des Mutuelles – French insurance company supervisory authority), which ensures compliance with the relevant legal and regulatory provisions of the French Insurance Code.

AXA is also subject to regulations pertaining to the additional supervision of insurance groups. As such, the Group computes an adjusted solvency margin based on its consolidated financial statements, which must be submitted annually to ACAM.

Risk related to the US stockmarket listing
AXA is listed on the Paris stock exchange and, since August 1996, on the New York Stock Exchange (NYSE). Because AXA, as all other non-US issuers, is listed on two different exchanges, it is subject to two sets of securities laws, and to accounting standards and corporate governance rules that may differ in certain respects. AXA prepares its consolidated financial statements in accordance with IFRS, and then reconciles this information with accounting principles generally accepted in the United States (US GAAP). The application of these two methods may lead to some differences. In addition, non-US issuers listed on the NYSE (like US issuers) are subject to the Sarbanes Oxley Act, which was adopted in the USA in July 2002. In particular, the Sarbanes Oxley Act requires that both the CEO and the CFO certify AXA’s consolidated financial statements. It also contains requirements concerning corporate governance and, as of 2006, the annual audit of internal controls on financial reporting. Specialist teams at AXA ensure that the Group complies with these regulations through specific and targeted analyses and reports.

Legal and arbitration proceedings

AXA and its subsidiaries are involved in a number of lawsuits arising from their business activities, particularly the USA, where lawsuits – including classaction lawsuits – are in progress against AXA and its subsidiaries. In some of these lawsuits, plaintiffs are seeking punitive damages which bear little relation to the real amount of damages suffered. Although it is difficult to predict with any certainty the level of damages or compensation that AXA and its subsidiaries may be required to pay as a result of these lawsuits, as of the date of this report, none of these lawsuits has resulted in a decision against AXA or any of its subsidiaries that has had a material adverse effect on the Group’s consolidated financial position. At the present time, based on information available to it, AXA’s management does not believe that any of these lawsuits is likely to have a material adverse impact on the consolidated financial position of the AXA Group taken as a whole.

PanEurolife
In January 2002, US insurance company Nationwide, filed a complaint with the International Chamber of Commerce against the AXA Group companies in connection with their sale of the Luxembourg life insurance company PanEurolife to Nationwide in January 1999. This procedure follows the French legal investigation into PanEurolife for alleged money laundering. In its January 16, 2006 ruling, the court of arbitration stated that the AXA Group should have disclosed certain information to Nationwide as part of the PanEurolife sale process. As a result, it ordered AXA to pay Nationwide damages of €20.5 million and around €16 million to cover Nationwide’s legal costs. These amounts have been provisioned in the financial statements.

Holocaust
Since 1998, AXA has continued its efforts to identify unpaid life insurance policies taken out by Holocaust victims in France, Germany and Belgium, and alongside five other European insurers has signed a Memorandum of Understanding with certain US insurance regulators and non-governmental Jewish organizations agreeing to the establishment of the International Commission on Holocaust Era Insurance Claims (ICHEIC). AXA continues to take part in the International Commission, which has completed its work and will be wound down in 2006.

Armenia
In February 2002, descendants of some Armenians killed during events in 1915 filed a class-action suit against AXA and certain of its subsidiaries in the Federal Court of Los Angeles (in the US state of California). In their suit, the descendants allege that insurance companies currently owned by AXA issued life insurance policies between 1880 and 1930 and did not pay out the related benefits. They are seeking damages. In October 2005, AXA and the plaintiffs signed an agreement to end the litigation. Under the agreement, AXA will pay the plaintiffs $12.5 million.

Litigation in the USA
In addition to the foregoing, AXA and its subsidiaries face a certain number of lawsuits in the USA arising from their ordinary business activities. In particular, AXA Financial, AXA Equitable and AllianceBernstein are involved in several lawsuits, including class-action suits. This litigation relates to various matters including, among others, the sale of these companies’ products in the US market, their investments, their real estate and asset management activities, their employees and their agents. Among the more significant of these lawsuits, AllianceBernstein is the target of several lawsuits relating to the bankruptcy of Enron. Some of these lawsuits expose these companies to a risk of punitive damages, which bear no relation to the real damage suffered by the plaintiffs. In addition, certain US regulatory authorities regularly investigate the markets they supervise. These investigations may result in lawsuits from time to time. For example, the US insurance regulators, the SEC and certain state attorney generals – and, in particular, the New York state attorney general – have continued to examine practices in the insurance market. As a result, AXA and its subsidiaries may be investigated by these authorities. It is difficult to estimate with any certainty the damages or compensation that AXA and its subsidiaries may be subjected to as a result of these lawsuits and investigations.

To the best of the Company’s knowledge and at the current stage of the various lawsuits, none of the lawsuits described above is likely to have a material adverse effect on the business or consolidated financial position of AXA and its subsidiaries taken as a whole.

Social and environmental risks

With respect to its employment practices, AXA’s key challenge is to retain employees and position itself as an employer that is able to attract top talent. Environmental risks are limited because AXA’s core business activities are generally non-polluting.

Insurance coverage

The AXA Group’s general policy concerning the insurance of transferable risks
The AXA Group’s general policy on buying insurance is guided as much as possible by the decentralisation principle. Group solutions are used wherever practical. Subsidiaries are responsible for identifying risks and buying their own insurance, for example property damage and civil liability cover for their local exposures.

Some subsidiaries prefer to take out insurance with external insurers, which is the case for around three quarters of property damage and civil liability coverage. On the other hand, most motor and IT risks are self-insured or pooled within the Group.

One of AXA Cessions’ roles is to manage reinsurance for the Group. It is also in charge of buying certain group-wide insurance policies for risks shared by all entities. These policies, covering directors and officers’ liability, civil liability and fraud, are set out below.

Exposure to common risks and group-wide insurance programmes Group-wide insurance programmes cover all Group entities with the exception of AXA Asia Pacific Holdings and AXA Financial and their subsidiaries, which have traditionally bought cover in their local markets.

The Group’s insurance programmes are designed for its specific requirements and its main businesses of insurance, banking, assistance, investment, asset management and property.

Insurance cover is revised annually to ensure that AXA has achieved the market’s best terms as regards conditions, rates, limits and protection.

Group insurance coverage is purchased in the market. The insurers used by the Group are acknowledged international leaders in their fields, and the solidity of each company is checked and approved according to Group standards.
All coverage is systematically controlled by AXA Cessions and local entities.

For 2006, the total cost of Group coverage for directors and officers liability, civil liability and fraud was around €10.5 million, including all taxes and commissions.

Activity Report

Insurance and Asset Management markets / p. 159 *Post-closing trends* / p. 163
Market conditions in 2005 / p. 164 *December 31, 2005 operating highlights* / p. 165
Events subsequent to 2005 / p. 167 *Consolidated Operating results* / p. 168 *Life & Savings Segment* / p. 177
Property & Casualty Segment / p. 198 *International Insurance Segment* / p. 213
Asset Management Segment / p. 218 *Other Financial Services Segment* / p. 221
Holding Company Activities / p. 223 *Outlook* / p. 226 *Glossary* / p. 227

157

Cautionary statements
concerning the use
of non-GAAP measures
and forward-looking statements

This report includes certain terms that are used by AXA in analyzing its business operations and, therefore, may not be comparable with terms used by other companies; these terms are defined in the glossary provided at the end of this document.

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results).
These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future weather-related catastrophic events or terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Reference for the year ended December 31, 2004, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

Insurance and Asset
Management markets

Life & Savings

France. In 2005, the increase in gross premium has been estimated to 14% explained by a strong increase in gross premium on unit-linked contract estimated to +49% and by an estimated increase ot 7% in general account premiums. According to the FFSA, the French Life & Savings market growth amounted to +13% at the end of full year 2004, especially driven by a 35% increase on unit-linked contracts.

United States. In 2005, the U.S. economy proved itself strong and resilient despite the effects of several major hurricanes and much higher oil prices positively impacted by a robust housing market, steady growth in corporate profits and outperformance in the energy sector. The Federal Reserve continued to tighten monetary policy increasing short-term interest rates 14 times since June 2004 to 4.50% in order to stem inflationary pressures while foreign investor demand for U.S. Treasury bonds contributed to lower long-term bond yields resulting in a flattening yield curve. In the annuity market, industry sales of variable annuities were up 3%, driven by strong equity markets and the continued popularity of guaranteed living benefit riders. Industry fixed annuity sales decreased 10% as a result of the low interest rate environment and competition from competing products such as bank certificates of deposit. In the life insurance market, total life industry sales were up 2% with continued weakness in variable life market, down 10% from 2004. The variable life business generally lags the movement in the equity market. Sales of life insurance products with fixed returns, such as "universal life", continued their strong traction in 2005 with industry universal life sales up 13%. Fixed whole life insurance sales decreased 1%, and term insurance sales decreased 2% from 2004.	United Kingdom. New annualized business (new regular premiums plus 10% of single premiums) was 8% higher than 2004 in the year to September 2005. This was primarily driven by increased investor confidence in Wealth Management products, in part due to improved investor confidence fuelled by the increases seen in the UK stock market during 2005. The Pensions market has seen activity boosted by the impending simplification of Pensions Legislation on 6 April 2006 (known as A Day). The Corporate Pensions market continues to see a high level of activity as the closure of Final Salary Pension Schemes continues and employers reconstruct their pension arrangements. Conversely, a cooling of the UK housing market resulted in decreased sales of associated Protection products which, combined with a number of new entrants, has increased competitiveness in this sector. Within the I FA channel (which represents around 72% of new business), depolarisation has seen some IFAs offer a "multi-tie" proposition to their members, although the impact of this on the distribution landscape has so far been limited.

Japan. Some positive economic growth, prospects to an end of deflation, an increase in interest rates and a progressive rise in stock prices have all contributed to stability and contentment in the industry. Japan's life insurance market showed a premium income growth of 4%, reaching 27 trillion yen in the Japanese fiscal year 2004 and continued growth from the previous year. This growth was mainly owed to expanding individual annuity sales, which is estimated to reach over 7 Trillion Yen of inflow from the effect of bancassurance business. Stability in the financial markets has improved the financial strength of most insurers evidenced by improvements in their solvency and credit standings, as markets continued steady growth in spite of the difficult investment envi-

ronment. In addition, reduction of the negative spread and the improvement of surrender & lapse contributed to the stability of many insurance companies. However, even with such improvements, Japan's life insurance industry faced a decline of in-force individual life policies from FY2001 due to a continuous weak new business environment for traditional products, as a growing number of policy-holders have reduced death benefits to enrich hospitalization coverage against a falling birth rate and an aging population. Foreign life insurers expand its market reaching 27%, up from 21% of the previous year in terms of premium income. On the other hand, nine major traditional life insurers decreased their market share from 72% to 66%.

Australia / New Zealand. The savings related investment sector continued to be a growth area in Australia for 2005. Strong local investment returns have translated into high net flows in the mutual fund and advice market. The pension market experienced funds growth of 20.8%[1] over the year, driven by the strong investment market and the mandatory pension scheme in Australia. Continued government support for self-funded retirement has driven two major changes in pension funds during 2005 - the abolition of the surcharge (a tax on contributions) from June 30, 2005 and the allowance of spouse cocontributions from January 1, 2006. The risk insurance market continued to record strong growth, climbing a further 11.9%[2] over the year.

Hong Kong: The economy continued to grow in 2005 assisted in part by the Closer Economic Partnership Agreement (CEPA) with more than 12.5 million Mainland Chinese visiting Hong Kong in 2005, up 2.4% on 2004. The Hang Seng Index grew 4.5% during 2005. The life insurance market has showed growth, for the 9 months to September 2005, with the individual life market new business sales increasing by 5.3%. Increasing affluence and investor sophistication is now starting to drive growth in more sophisticated financial planning models. Now at the end of its fifth year, the Mandatory Provident Fund (MPF) is increasingly important to Hong Kong resi-	dents and there is growing awareness that MPF alone will not provide sufficient assets to fund post-retirement lifestyles. This along with the significant level of bank savings, has increased the awareness of a need for wealth management and financial advice products.

Germany. The introduction of the German Retirement Earnings Law ("Alterseinkunftegesetz") on January 1st, 2005 significantly reduced tax advantages for Life Insurance, especially for products with a one-time pay-out option. This led to a run for these old products in Q4 2004 and declining premium volumes in 2005. Compared to prior years the development of the current premiums for pure life new business was especially weak in Q4 (-67.8%). On a yearly basis, the decreases were most significant for many high-volume products (non unit-linked endowments -58.2% to €1.1 billion, non unit-linked annuity products -57.4% to €1.9 billion, unit-linked endowments -57.4% to €0.5 billion, and unit-linked annuity products -39.9% to €0.7 billion). Among business for single premiums, that grew by 19.7% to €8.9 billion, non unit-linked annuity products are still dominating (+2.2% to €3.6 billion), followed by non credit-linked collective insurance (+17.0% to €2.4 billion), and bank-like savings products ("Kapitalisierungsgeschafte") (+118.7% to €1.4 billion). New business for "Pensionskasse" (current premiums) decreased by 52.0% to €0.5 billion after losing tax advantages compared to individual pension plans ("Direktversicherung") that are easier portable. Also in the future, an ongoing need to replace defined benefit systems is expected to push group life pension products in general. Pensions funds (Type "Pensionsfonds"), are still unimportant, cumulating gross written premiums of just €0.1 billion that are even decreasing. As expected the core products of the Retirement Earnings Law ("Alterseinkunftegesetz"), the "Rurup" pensions, did not meet much demand as they are inflexible (current premiums just €0.2 billion, regular premiums below €0.1 billion). In contrast, the also highly regulated "Riester"-products profited from simplification and increased flexibility. The year 2005

(1) Source: Plan For Life (Superannuation & Rollovers) September 2005 quarter.
(2) Source: Plan For Life (Life Insurance media release) September 2005 quarter.

proved to be the second strongest year since their introduction in 2002 (1.3 million contracts sold). This was also spurred - mainly in Q4 - by the announced introduction of uni-sex tariffs; the influence on absolute premium volumes will mainly come into effect in 2006.
The development of private health insurance is marked by two influences: On one hand, ongoing difficulties in the public health insurance system continue to push private health insurance. On the other hand, the increases of the income threshold in 2003, fixed by the health reform, complicated the switch from public to private. This lowered the market potential for full coverage and resulted in a strong decline of net new inflow for this type in 2005. Supplementary insurance, however, increasingly meets demand. But the increase in gross written premiums by 3.7% mainly reflects rising premiums per contract, that are outpaced by payments, which incremented by 4.3%.

Belgium. The Life and Savings market has accelerated its growth in 2005 (estimated at +18,5% compared to +13,4% in 2004). The upturn of the Unit-linked market has been confirmed and even accelerated (+47%) while the Non Unit-linked market has grown substantially (+11.3%). Bank savings accounts have increased by an estimated +8.6%.

Southern Europe. In 2005, the Spanish market grew by 11.1 % in the first 9 months of the year. This increase surpasses the 5.2% in 2004, despite of the adverse market environment, namely, a decreasing saving capacity. The growth, focused on the retail market (+11%), came mainly from traditional life products (+23%) and life savings not linked with retirements (+15%). In Italy, the market grew by 17% driven by the bank insurance and post office distribution channel (+18% thanks to indexed linked products) and the agent network (+17% thanks to traditional corporate contracts), which altogether cover a 91 % of the total market. In Portugal, market increased by 59% driven by capitalisation products, which grew by 69%[1]. Fiscal benefits for PPR's (Individual pensions plans) have ceased in 2005, but the bank insurance channel is still pushing sales for this product (+45%).

Property & Casualty

France. After 5 consecutive years of accelerated growth from 1999 (2%) until 2003 (8%), market's premium growth reduced slightly to 4% in 2004 and an estimated 2% in 2005. Household is expected to grow by 5% (+6% in 2004) whereas market should stay flat in Motor (+2% in 2004) and in Commercial Property (+4% in 2004).

United Kingdom. In the UK, a general market softening has caused difficult underwriting conditions throughout the market. This has made rating increases and the retention of business difficult. Within Personal Lines, Household and Healthcare have shown significant growth largely due to new business deals. Commercial Lines has seen limited growth due to the competitiveness in acquiring new business contracts. Renewals for Liability have been under severe pressure, particularly large cases, resulting in renewals at level terms or sub inflation increases. In Ireland, competitiveness in Motor has significantly increased and led to a fall in average premium.

Germany. In 2005, total business[2] decreased by 0.5% (to €55.1 billion). In motor lines, an intensive price competition started, initiated by the big players to keep or regain market share. Therefore, in these lines, gross written premiums decreased by 2.8% to €21.9 billion. Despite partially high claims ratio increases in industrial property lines (but still keeping combined ratios clearly below 100%) the gross written premiums decreased by 5.4% while the number of contracts was stable. Regarding private non-motor lines, volume according to number of contracts remained flat (e.g. in private property lines) or even slightly declined (e.g. in accident: -0.5%) as penetration is already high. However, the gross written premiums for these lines increased in a range

(1) Source: APS, provisional figures.
(2) Source: association of German insurers (GDV): estimation.

from 0.5% (accident) to 3.0% (combined household insurance).

Southern Europe. In 2005, the Spanish market grew by 7.0% in the first 9 months of the year. 2005 was impacted by the increasing motor market aggressiveness already started in 2002. Thus, motor market grew by 3.8%. However, multi-risk and health maintained in 2005 their strong growth (10.7% and 9.6%, respectively) already shown in 2004. In Italy, market grew by 1.9%, strongly impacted by the low increase in the motor market (+0.6%, where the increase in fleet is almost offset by the decreasing average premium), which still holds a large portion (62%) of the total volume of the P&C market. In Portugal, market increased by 2.4% driven mainly by the growth in the motor market[1], whereas workmen's compensation (+0.8%) and property (+2.0%) show lower increases.

Belgium. The Belgian Property & Casualty market should have grown by 4% in 2005. The motor market which represents 34% of total Property & Casualty should have grown by 2.3% while house-hold premiums should have risen by 3.9%. The Workers' compensation market should show an acceleration of its growth in 2005 to 3.2% (vs 0.7% in 2004) .

International Insurance

On the Reinsurance side, market prices were stable in 2005, rates being sustained by the four strong hur-

ricanes which landed in the USA in 2004 after two years of very low claims experience in 2002 and 2003. Nevertheless, 2005 was a turning point for the market: it brought high-severity losses of exceptional frequency, not only in the USA, creating a profound disturbance within the Non Life (Re)insurance industry.

On the Large Risks Insurance market, following several years of rate increases and restructuring of large Corporate Insurance programs, underwriting conditions reflected a general softening of the market affecting rates. However the occurrence of several natural events, especially in the US, led to a stabilization of the rates towards the end of the year.

Asset management

In 2005, total long-term stock, bond and hybrid fund net inflows were $193 billion for 2005, compared with $210 billion for 2004, in addition to moderate market appreciation of +3% for the S&P 500 U.S. Equity Index and +14% for the MSCI World Equity Index. Specifically, stock and hybrid fund net inflows decreased 24% and 41%, respectively as net inflows for long-term bonds largely offset net inflows in equity funds, partially reflecting the continual demand for life-style funds, asset allocation funds, and target maturity funds. The demographics changes in the United States and other developed economies have increased the pool of savings available for private investment and created substantial demand for investment products and services.

(1) Source APS, provisional figures.

2006 post-closing trends

Global equity markets got off to a solid start with major indices in positive territory boosted by economic growth prospects, robust corporate earnings, M&A speculation and positive investor sentiment partially offset by continued high energy prices, geopolitical problems, the challenge of low interest rates and inverted yield curves in the U.S. and the UK. The European Central Bank and the U.S. Federal Reserve continued to raise their benchmark rates in early 2006 while the Bank of Japan announced the end of its decade long loose monetary policy. Bond markets continued to be unnerved by signs of stronger global growth and the speculation of further interest rate hikes. In addition, early 2006 brought the first increases in long-term rates for all major economies as measured by the benchmark 10 year Government bonds.

The insurance sector had an encouraging start to the year with most large companies releasing better than expected 2005 earnings on the back of strong equity markets partially offset by the continued low interest	rate environment, narrowing credit spreads and a flat yield curve. Specifically, life insurance earnings were buoyed by strong equity markets outside the U.S., a product mix shift toward fee-based accounts and an expansion in distribution channels. Property and casualty earnings remained an important contributor to 2005 results despite record natural catastrophe losses. Asset management earnings continued their positive trend aided by strong global market performances and higher net inflows.

Regulatory and accounting issues, competition and the low interest rate environment continue to challenge the sector. However, investor sentiment has improved with higher industry returns and positive long-term growth outlook, augmented by heightened cross border mergers and acquisitions activity. In addition, the European life industry continued its shift toward improved transparency as companies reported earnings under IFRS and embedded value using the European Embedded Value methodology.

Market conditions in 2005

Financial markets

In 2005, the world's major equity indices showed a rise on the year and fixed income investments posted positive returns.

The global expansion slowed down after an exceptional year in 2004. Growth was driven by both the United States and the economies of the emerging world-notably China, where GDP increased by just above 9% in 2005. The US slowed down slightly in 2005, to around 3.5%, whilst both the euro area and Japan showed progressive improvement over the prior year.

Against this backdrop, after nearly three years of historically low key interest rates, the central banks began a round of rate tightening, led by the Federal Reserve. Other central banks, including the ECB, joined the move in order to counter the inflation risk.

Stock Markets
With the exception of the United States, which did not match performance achieved in 2003 and 2004 (S&P500 was up +4.9% in 2005), all other stock markets soared in 2005-led by Japan, with the Nikkei up 40%. The Euro area gained 26% on the year, slightly outperforming the United Kingdom (FTSE +21%). In Europe, the Stoxx 50 rose by 21.2% and the CAC40 by 23.1%.

Bond Markets
Overall, all government bonds turned in positive performances in 2005, but Europe clearly outperformed its peers (+8.6%, +7.5% and +2% for the United Kingdom, the Euro area and the United States, respectively). 10-year interest rates on government bonds decreased from 4.53% to 4.08% in the UK, and from 3.67% to 3.30% in Europe, while the US showed a slight increase from 4.23% to 4.36%.

As for the corporate bonds market, credit spreads were relatively stable over the year. Globally, sustained growth, low volatility, good credit quality and positive technical factors all supported good return on corporate bonds (+5% on average for the year).

Exchange Rates
In 2005, as short-term rate differentials widened, the euro lost close to 15% against the dollar (from 1.36$ at the end of 2004 to 1.18$ at the end of 2005). The same was true of the yen but to a lesser proportion (from 139.7 yen at the end of 2004 to 138.9 yen at the end of 2005).

December 31, 2005
operating highlights

Significant acquisitions and disposals

Acquisitions
On October 31st, 2005, AXA Investment Managers (AXA IM) completed the purchase of the Framlington Group Limited. Framlington is an investment management boutique with an emphasis on specialist, high-performance and high-value-added equity investments, and has a significant market position within the UK retail market segment. The purchase price amounted to €303 million, with a related goodwill of €142 million and an intangible asset of €132 million (net of tax).

On October 18th, 2005, AXA acquired from the group Caixa Geral de Depositee the insurance company Seguro Directo which operates in the direct insurance market in Portugal (by telephone and Internet). The purchase price amounted to €42 million, and the related goodwill to €31 million.

Disposals
On December 2, 2005, AXA Financial Group sold Advest to Merrill Lynch. Advest was a wholly owned subsidiary of AXA Financial Group and part of its Financial Advisory/Insurance segment. In accordance with the terms of the agreement, Merrill Lynch purchased all of the issued and outstanding capital stock of Advest for $400 million in cash. This transaction reduced AXA Financial Group's goodwill by an estimated €152 million. Total net income impact of the transaction is €-71 million, post tax.

Capital and financing operations

Capital operations
On December 16, 2005, both AXA and FINAXA's shareholders approved the merger of the two compa-

nies at their extraordinary shareholders' meetings. From AXA SAs accounting and fiscal standpoint (statutory accounts), the merger is retroactive as of January 1, 2005. The merger resulted in the creation of 299 million AXA shares as of December 16,2005, while 337.5 million AXA shares owned by FINAXA and its subsidiaries were cancelled, effective January 9, 2006 (end of the opposition period granted to creditors).

As a result of this transaction, French Mutuelles AXA hold 14.3% of AXA's outstanding shares, representing 23.19% of AXA's voting rights.

For AXA and its shareholders, this merger simplified the shareholder structure, improved the standing of the stock and increases the proportion of publicly traded shares. In addition, AXA obtained ownership of the "AXA" brand which was the property of FINAXA. For FINAXA shareholders, this transaction improved the liquidity of their securities and eliminated the discount which affected the value of their securities.

In November and December 2005, AXA acquired a total number of 12.399.075 bonds issued by Finaxa on June 10, 1998 and exchangeable into AXA shares with a maturity date of January 1, 2007, i.e. 99.62% of the outstanding exchangeable bonds. For AXA shareholder's, this buy back allows the Group to neutralize the potential dilution that might have resulted from the issuance of new AXA shares. The total consideration paid was €1,464 million.

Following the merger and the cancellation of the repurchased Finaxa bonds, AXA's consolidated shareholders equity is reduced by €940 million. This decrease is mainly due to:

(i) impact of the Finaxa exchangeable bonds for €-1,470 million financing AXA shares in prior years and at the opposite,

(ii) the valuation of the trademark at €307 million as mentioned in the agreement and plan of merger and

(iii) the cancellation of the dividend paid by AXA to Finaxa for €205 million.

On December 9, 2005, AXA announced the closing of its €200 million securitization of its French motor insurance portfolio. This operation, launched on November 3, 2005, was the first ever securitization of a low claim severity, high claim frequency insurance portfolio. Through securitization, AXA has transferred to the financial markets the deviation of the cost of claims on the securitized insurance portfolio above a certain threshold for four consecutive and independent annual periods. The transaction was oversubscribed and had an average margin per tranche of 28bp over Euribor 3 month rates, in line with similarly rated synthetic bank securitizations.

For several years, the AXA Group has been offering to its employees in and outside of France, the opportunity to subscribe for shares issued by way of a capital increase reserved for employees. In 2005, employees invested a total of €304.3 million leading to a total issuance of 16.3 million newly issued shares. As of December 31, 2005, the total number of shares in issue amounted to 1,872 million. Employee shareholders represented approximately 4.76% of the outstanding share capital (versus 5.11 % as at December 31, 2004) or 5.6% after taking into account the cancellation of AXA's shares following the merger of AXA and Finaxa.

Financing operations
On January 25, 2005, AXA issued, under its €8 billion Euro Medium Term Notes program, €250 million of undated deeply subordinated notes ("Titres Super Subordonnes"), allowing the Group to improve financial resources quality and to strengthen its financial structure.

In order to further protect the Group balance sheet, by matching net assets denominated in foreign currencies with liabilities denominated in the same currencies, an additional US$ 2.7 billion, Yen 50 billion and CAN$ 0.3 billion hedges have been implemented in 2005 through Cross Currency Swaps and foreign exchange options.

Other
In August 2005, AXA Asia Pacific Holdings Limited (AXA APH) announced that it has signed a binding agreement with Bharti Enterprises Private Limited (Bharti) to establish a life insurance joint venture company and to apply for a life insurance licence in India. Under the agreement AXA APH has a 26% equity interest in the joint venture, the maximum permitted under the current Indian regulations, with Bharti holding the remaining shares.

The joint venture will invest AUD 70-130 million (€43-80 million) over the first three to four years of operations, reflecting both partners' commitment to quickly establish a strong foothold in the Indian market.

On November, 21, 2005 AXA Asia Pacific Holdings Limited (AXA APH), AFFIN Holdings Berhad (AHB), and Tahan Insurance Malaysia Berhad (Tahan) have signed a legally binding agreement whereby a joint venture company, 49.999% owned by AXA APH and 50.001% by AHB, will purchase the life insurance business of Tahan. The total purchase price was RM121 million (€28 million) with AXA's share being RM60.5 million (€14 million).

In 2005, AXA entered in a share purchase program to control dilution arising from share-based compensations and employees Shareplan program and, as a consequence, purchased approximately 20 million AXA shares for a total amount of €0.5 billion.

Events subsequent to 2005

AXA Canada announced on November 29, 2005 that it has entered into an agreement to buy Winterthur Canada Financial Corporation, whose main asset is The Citadel General Assurance Company ("Citadel"). The acquisition is financed internally by the AXA Group. The transaction was closed in March 2006.

On January 9, 2006, AXA published the offer document regarding the voluntary public offer to the holders of shares in AXA Konzern AG to acquire their ordinary non-par value bearer shares ("Ordinary Shares") as well as the preferred non-voting non-par value bearer shares ("Preferred Shares") in AXA Konzern AG, against payment of cash consideration of €129.30 per Ordinary Share and per Preferred Share.

On February 13, 2006, AXA informed the Management Board of AXA Konzern AG that AXA reached directly and indirectly, more than 95% ownership of the shares (owned and tendered) in AXA Konzern AG.

Reaching the threshold of more than 95% in AXA Konzern AG will allow AXA to launch a squeeze-out on AXA Konzern AG. Following completion of the offer, AXA's current intention is to launch a squeeze-out on the remaining minority shareholders in AXA Konzern AG, assuming that all conditions to achieving such a squeeze-out have been fulfilled.

In January 2006, AXA pursued its share purchase program to control dilution arising from 2005 share-based compensations and employees Shareplan program and purchased 9.4 million of shares for a total amount of €0.25 billion.

In 2006, in order to further protect the group net asset denominated in US dollar, AXA implemented a US dollar 1.5 billion foreign exchange hedge.

On February 21, 2006, AXA Asia Pacific Holdings has reached agreement with National Australia Bank to purchase 100% of MLC Hong Kong and MLC Indonesia for €357 million.

Consolidated Operating results

Consolidated gross revenues

			[in euro millions]
CONSOLIDATED GROSS REVENUES(a)	FY 2005	FY 2004	Change
Life and Savings	45,116	42,344	6.5%
of which Gross written premiums	43,496	41,103	5.8%
of which Fees and revenues from investment contracts with no participating feature	509	417	21.9%
Property & Casualty	18,874	17,852	5.7%
International Insurance	3,813	3,363	13.4%
Asset Management	3,440	3,084	11.5%
Other Financial services |b|	428	387	10.5%
Holding companies activities	-	-	-
TOTAL	71,671	67,031	6.9%
(a) Net of intercompany eliminations.
(b) Excluding net realized capital gains and change in fair value of assets under fair value option and derivatives, net banking revenues and total consolidated revenues would respectively amount to €408 million and €71,645 million for the period of December 31, 2005.

Consolidated gross revenues for Full year 2005 reached €71,671 million, up 6.9% compared to previous period.

Excluding the impact of the appreciation of the euro against other currencies (-0.1 point, mainly from the Japanese Yen, British pound and US Dollar), and scopes differences, notably (i) additional revenues stemming from Mony integration (€895 million or -1.3 point) and (ii) the change in consolidation method of Turkey, Hong-Kong and Singapore P&C operations (€548 million, or -0.9 point)[1], gross consolidated revenues were up 5.2% on a comparable basis.

Group New Business APE[2] reached €5,476 million, up +13.9% compared to Full-Year 2004. On a pro-forma basis[3], Group New Business APE increased by +11%. This growth was attributable to all significant countries except Germany and The Netherlands.

France new business increased by 13% with a strong acceleration in the fourth quarter of 2005: Individual

Investment & Savings new business was up 17%, reflecting very strong growth in unit-linked premiums (up 60% to represent 32% of individual Investment & Savings new business) driven by the continued focus on unit-linked products in proprietary channels. Group new business was up 7%, benefiting in 4Q05 from a significant new Pension contract.

The United States continued to benefit from the MONY acquisition, with new business up 15% on a reported basis. On a comparable basis[4], new business increased by 4% primarily driven by Life APE (up 10%) and Variable Annuity APE (up 9%), partly offset by a 64% decline in Fixed Annuity APE, as, in the current interest rate environment, this product does not correspond to Group profitability targets. Excluding fixed annuities, new business was up 8% with a strong acceleration in the second half of the year.

Japan APE increased by 20%, as Individual business APE grew by 15%, driven by Term Life products and riders (following the launch of new products in

(1) Fully consolidated starting January 1, 2005 (previously accounted for under the equity method).
(2) Annual premiums equivalent is New regular premiums plus one tenth of Single premiums, in line with Group EEV methodology.
(3) Excluding Mony in the United States.
(4) As MONY was acquired on July 8, 2004, the constant scope in the US includes the contribution of MONY only for 2H 2004 and 2H 2005 (i.e. excluding the first half of 2005).

October 2004 and March 2005), and Group Life APE was up 311%, primarily due to the New Mutual Aid product, a Group Term Life product featuring new cancer and disability riders.

In the United Kingdom, new business was up 16% driven by Investments and Savings new business (+34%), thanks to sales of unit-linked investment bonds, and Group Pension products, partly offset by individual pensions and Life. Sales within the IFA channel were up 21%.

Germany APE decline (-30%) was primarily due to the strong Life new business boom at the end of 2004 in connection with the drop of the tax privilege leading to only moderate demand for life insurance in 2005.

Benelux new business increased by 21% driven by Belgium up 26%, mainly due to the continuing strong growth momentum of structured unit-linked products, such as the open-architecture product Millesimo, and Crest 30 and 40 (non unit-linked products with no guaranteed rate). In December 2005, activity in Belgium also benefited from policyholders' anticipation of the tax changes to be implemented on January 1, 2006. Netherlands APE decreased by 8.7% driven by the delay in the outsourcing project to Accenture Insurance Services, and the delayed introduction of new products.

Southern Europe new business increased by 12%, mainly driven by traditional savings' new business in the agent network in Italy as well as some significant corporate contracts, partly offset by lower unit-linked business as 2H04 was particularly strong, benefiting from the launch of some significant bancassurance agreements. Activity in individual Life products (including the launch of new products) remained strong.

Property & Casualty gross written premiums were up 5.7%, or +2.8% on a comparable basis to €18,874 million, mainly driven by France (+3.5% to 5,070 million) and Southern Europe (+4.1% to €3,012 million).	Personal lines (62% of P&C premiums) were up 3.9%, stemming from both Motor (+3%) and Non Motor (+5%).

Motor revenues grew 3%, mainly driven by Southern Europe and France up 4% and 2%, respectively benefiting from positive net inflows of +125,000 and +100,000 policies (of which +77,600 four wheels policies), respectively. Canada (up 7%), Turkey (up 17%), Hong Kong (up 19%) and Singapore (up 15%) also contributed to motor revenues growth while in UK, Motor revenues were down -4% due to increased competition in Ireland.

Non-motor revenues increased by 5% mainly driven by the UK health activity, France Construction and Property business, portfolio evolution and increased tariffs in both Belgium, and Canada, an increase of higher insured sums and new business in Individual disability in the Netherlands and new product launches in Southern Europe.

Commercial lines (37% of P&C premiums) recorded a +1.3% growth.

Motor revenues were up 1%, mainly as positive evolution in France (+4%), Southern Europe (+6%) and Belgium (+2%), offset by the decrease of UK & Ireland revenues (-7%), in a context of intense competition in Ireland.

Non-motor revenues were up 1% mainly driven by France (+6%) as a result of tariff increases in most business lines, while maintaining a strict underwriting policy.

Other Lines[1] (1% of P&C premiums) revenues decreased by 13% driven by the planned reduction of assumed business in Germany.

International Insurance revenues were up +13.4%, or +10.3% on a comparable basis to €3,813 million, both attributable to AXA RE and AXA Corporate Solutions Assurance.

(1) Please note that UK Health is no longer reported in other lines but is now allocated between personal non motor and commercial non motor lines.

AXA RE revenues increased by 17% to €1,451 million mainly due to the non recurrence of some 2004 negative premium adjustments and the increase in reinstatement premiums linked to major events in 2005. Excluding the two effects, growth on current year was limited to 6% coming mostly from selected non proportional General Liability business - taking advantage of favorable pricing conditions - as well as in Credit business, marine offshore and non-cat property.

AXA Corporate Solutions Assurance revenues were up +6.6% or +4.8% on a comparable basis to €1,605 million, reflecting a selective growth in the marine and aviation lines of business. Development remained cautious on commercial property and liability lines.

Asset management revenues increased by 11.5% or 13.7% on a comparable basis to €3,440 million, driven by higher average Assets under Management (+16% compared to 2004) and strong net inflows (€+56 billion).

AllianceBernstein revenues were up +6.3% or +9.2% on a comparable basis to €2,472 million as higher investment advisory fees, driven by 11 % higher average AUM, and increased performance fees were partly offset by lower distribution revenues due to lower AUM in the retail channel. In addition, Alliance has restructured its private client fee structure during the first half of 2005, effectively eliminating transaction charges while raising base fees.

AUM increased by €95 billion from year-end 2004 to €491 billion at the end of 2005 as a positive	exchange rate impact (€63 billion), a favorable market impact (€34 billion) and strong net positive long-term inflows (€22 billion) more than offset the €24 billion decrease in AUM related to change in scope mainly linked to the sale of the Cash Management Services to Federated Investors.

AXA Investment Managers showed a +27.5% performance or +26.9% on a comparable basis to €968 million, due to AUM growth (+21% on a comparable basis), mostly from third party retail and institutional client segments which generate higher average fees and higher performance fees, especially on AXA Rosenberg's portfolios.

AUM increased by €87 billion from year-end 2004 to €432 billion at the end of 2005 primarily driven by (i) €34 billion of net inflows mainly from institutional and retail third party clients especially on AXA Rosenberg's products as well as real estate, structured finance and fixed income products, (ii) a €38 billion favorable market impact, (iii) a €6 billion positive foreign exchange rate impact, and (iv) €7 billion following the acquisition of Framlington effective beginning of November 2005.

Net banking revenues in Other Financial Services were up +10.5% or +13% on a comparable basis to €428 million, mainly attributable to AXA Bank Belgium (+30.1% to €336 million), as a result of higher revenues on mortgage and investment loans and lower interest paid for certificates of deposits and deposit accounts, partly offset by lower income from inter-bank operations and trading.

Consolidated underlying, adjusted earnings and net income

	[in euro millions]
UNDERLYING EARNINGS, ADJUSTED EARNINGS AND NET INCOME	FY 2005	FY 2004
Gross written premiums	65,995	62,152
Fees and revenues from investment contracts with no participating feature	509	417
Revenues from insurance activities	66,504	62,570
Net revenues from banking activities	408	402
Revenues from other activities	4,733	4,074
TOTAL REVENUES	71,645	67,046
Change in unearned premium reserves net of unearned revenues and fees	(502)	(104)
Net investment result excluding financing expenses (a)	30,928	25,279
Technical charges relating to insurance activities (a)	(80,827)	(72,009)
Net result of reinsurance ceded	(141)	(1,063)
Bank operating expenses	(61)	(101)
Acquisition costs	(6,509)	(5,928)
Amortization of value of purchased life business in force and other intangible asset	(529)	(389)
Administrative expenses	(8,570)	(7,686)
Valuation allowances on tangibles assets	(3)	(11)
Other	(197)	(243)
Other operating income and expenses	(96,838)	(87,430)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	5,233	4,790
Income arising from investment in associates - Equity method	20	55
Financing debts expenses	(602)	(583)
OPERATING INCOME GROSS OF TAX	4,651	4,262
Income tax	(900)	(1,199)
Minority interests share in income	(492)	(426)
UNDERLYING EARNINGS	3,258	2,637
Net realized capital gains attributable to shareholders	850	705
ADJUSTED EARNINGS	4,108	3,342
Profit or loss (excluding change) on financial assets (under fair value option) & derivatives	149	428
Exceptional operations (including discontinued operations)	(72)	10
Goodwill and other related intangible impacts	(13)	(41)
NET INCOME	4,173	3,738
(a) For the periods ended December 31, 2005 and December 31, 2004, the change in fairvaiue of assets backing contracts with financiai risk borne by policyholders had impacted the net investment result for respectively €+13,978 million and €+10,543 million and benefits and claims by the offsetting amounts respectively

	[in euro millions]
UNDERLYING EARNINGS, ADJUSTED EARNINGS AND NET INCOME	FY 2005	FY 2004
Life & Savings	1,931	1,563
Property & Casualty	1,346	1,102
International Insurance	68	138
Asset Management	396	300
Other Financial Services	67	23
Holding companies	(549)	(489)
UNDERLYING EARNINGS	3,258	2,637
Net realized capital gains attributable to shareholders	850	705
ADJUSTED EARNINGS	4,108	3,342
Profit or loss (excluding change) on financial assets (under fair value option) & derivatives	149	428
Exceptional operations (including discontinued operations)	(72)	10
Goodwill and other related intangible impacts	(13)	(41)
NET INCOME	4,173	3,738

Group underlying earnings reached €3,258 million, up +24% or €+621 million. At constant exchange rates, the growth was €+624 million, attributable to all operational segments except International Insurance as AXA RE was unfavorably impacted by major losses in 2005.

Life & Savings underlying earnings were up €+368 million or €+375 million at a constant exchange rate. In the United States, underlying earnings included 12 months Mony activity (€+150 million) compared to 6 months in 2004.

Excluding MONY H1 2005 (€63 million at constant exchange rates), underlying earnings increased by €+312 million mainly attributable to France (€+37 million to €387 million), the United States (€+139 million to €804 million), Japan (€+128 million of which €67 million related to non-recurring impacts), Germany (€+17 million to €30 million).

Pre tax operating income increased by €+141 million, mainly resulting from:

(i) An improved investment margin (€+46 million), primarily in France (higher yields and increased asset base) and the US (higher distribution from private equity funds and higher asset base in general account partly offset by lower yields on fixed income), partly compensated by Japan (following the fixed income portfolio restructuring), Belgium and Germany.

(ii) Higher Fees and Revenues (€+548 million) pulled up by France (increase sales in Life Health business and Unit-Linked), the US (higher fees on Separate Account business and higher account balances), the UK (increase in sales of offshore bonds and higher fees earned (including fees on Creditor business offset in expenses for €+56 million), and Japan (launch of new Term products and sales of high margin health products).

(iii) An improved net technical margin (€+280 million); driven by the US (mostly from an improved life mortality margin), the UK (non recurring positive impacts in 2005), and Japan (mainly driven by higher morbidity margin on Health and mortality margin on Life).

This was partly offset by:

(iv) Higher expenses including Deferred Acquisition Cost (€-581 million impact), mainly in the US (mostly driven by higher commissions), UK (mainly as a result of a lower alllocation from with-profit funds as a result of lower volumes, higher other expenses notably from strategic initiatives, higher amortization expenses related to Creditor business offset in fees and revenues for €56 million and a non recurring increase of deferred policy-holder tax for €48 million), and France (mainly due to higher commissions from increased volumes and IT investments).

(v) A higher level of VBI amortization (€-153 million) mainly attributable to Japan, reflecting an additional VBI amortization due to a change in future investment assumptions and related reactivity impacts (€-219 million or €-136 million net of tax), partly offset by a lower amortization notably in the UK.

Tax, minority interest and change in scope decreased by €171 million mainly reflecting in Japan a non recurring release of deferred tax asset valuation allowance (€225 million) reflecting the improvement in recoverability of tax losses carried forward and change in scope for Netherlands Health (€-24 million).

Property & Casualty underlying earnings improved by €244 million to €1,346 million. This improvement was attributable to almost all countries (mainly UK €+97 million, France €+58 million, Germany €+58 million, The Netherlands €+24 million, Canada €+19 million) mainly stemming from:

(i) A higher net technical result (€+686 million to €5,759 million), with an accounting loss ratio improving by 2.1 point to 69.2%.

(ii) Higher expenses (€-503 million to €-5,331 million), the expense ratio deteriorated by 1.4 point to 28.5% driven by both a 0.6 point higher acquisition ratio notably in the UK (product mix and profit sharing), France (a €42 million non recurring lower level of acquisition costs in 2004) and Germany (due to a €16 million non recurring event), and a higher administrative expense ratio by 0.7 point, notably in Germany where, the deterioration was linked to a change in cost allocation between claims handling cost and administrative expenses and in France due to a €31 million non recurring charge related to agent benefits. Excluding non recurring items, the expense ratio increased by 0.4 point driven by the change in product mix in the UK.

As a consequence, Group combined ratio improved by 0.8 point to 97.7%.

(iii) Higher investment income overall (€+153 million to €1,451 million)

(iv) Higher income tax expense (€-50 million to €-493 million) in line with higher pre-tax earnings

(v) Income/Loss arising from investment in affiliates and associates-equity method decreased by €-31 million as a result of the change in consolidation method for Asian P&C entities and Turkey previously accounted for under the equity method.

(vi) Minority interest increased by €12 million, of which €7 million on Turkey, previously accounted for under the equity method.

International Insurance underlying earnings reached €68 million, down €-71 million.

The decrease was mainly attributable to AXA RE (€-85 million), as a result of lower Non Life technical result (€-227 million). Major losses cost increased by €316 million to €572 million (pre-tax), due to seven major losses in 2005 of which Katrina, Rita and Wilma hurricanes. As a consequence the loss ratio deteriorated (up 16.4 points to 99.2%) and, despite the improvement of the expense ratio by 4.7 points to 13.3%, led to an increase in combined ratio by 11.7 points to 112.5%.

AXA Corporate Solutions Assurance underlying earnings increased by €+22 million to €72 million mainly stemming from higher investment result (€+26 million) reflecting higher asset base and lower financial charges. The combined ratio increased by 0.7 point to 100.9%, reflecting the deterioration of the loss ratio.

Other transnational activities remained stable at €-41 million.

Asset Management underlying earnings increased by €+97 million to €396 million, attributable to both AllianceBernstein (€+36 million to €240 million) and AXA Investment Managers (€+61 million to €156 million), following:

(i) Higher average Assets Under Management (+11 % at AllianceBernstein and +21 % at AXA Investment Managers on comparable basis) and increased performance fees,

(ii) Contained increase in costs

(iii) And higher ownership interest in AllianceBernstein (from approximately 58% on average in 2004 to approximately 61% in 2005 as a result of the acquisition of 16.32 million private units in 2004).

Other Financial Services underlying earnings increased by €+43 million to €67 million, mainly attributable to:

(i) AXA Bank Belgium (€+24 million to €50 million), mainly due to an improved interest margin and the reversal of a provision for risks related to loan activities in France,

(ii) CFP (€+18 million to €18 million) following positive impact of run-off development in 2005.

Holdings underlying earnings were down €-61 million to €-549 million. This deterioration was mainly attributable to:

(i) AXA Financial Holdings (€-32 million at constant exchange rate to €-110 million) due to higher net interest expense principally related to the Mony acquisition and higher stock based compensation expense,

(ii) UK holdings (€-24 million to €-96 million) mainly due to an increase in tax,

(iii)AXA SA (€-19 million to €-282 million, mainly due to higher financial charges (€6 million) and an increase in general expenses,

(iv) Germany holdings (€+30 million to €-19 million) due to the implementation of a tax grouping with AXAVersicherung.

Group net capital gains attributable to shareholders were up €+145 million to €850 million, mainly as a result of:

-Higher net realized capital gains by €126 million overall mainly coming from:

(i) France Life (€+103 million to €191 million) mainly on equities,

   (ii) UK Life (€+92 million to €7 million) due to the non recurrence of the transfer of ownership of the Isle of Man and the transfer of rights to write future annuity business between with profit and non profit fund in 2004 (€+86 million)

    (iii) Germany P&C (€+64 million to €87 million) notably due to some impairments on equities in 2004

    (iv) Holdings Companies (€+42 million to €42 million) mainly in AXA SA (€+22 million) and Germany holdings (€18 million mainly linked to €36 million pre-tax following the final settlement in 2005 of the cologne RE JV announced in 2003).

partly offset by:

   (v) Japan Life (€-142 million to €5 million) mainly due to higher capital gains in 2005 more than offset by an insurance reserve strengthening following change in future investment assumptions and higher interest credited

   (vi) US (€-44 million to €5 million) due to significant gains in 2004

– A €-94 million impact of foreign exchange rates in 2005 (€+3 million in 2004). In 2005, France and AXA SA experienced net unrealized foreign exchange losses on currency macro hedges or unqualified hedges, respectively for €-66 million and €-45 million to €-34 million.

– An additional €+115 million release of valuation allowance on tax losses carried forward in Japan.

As a result of higher underlying earnings and higher net capital gains, adjusted earnings were up €+766 million or €+769 million at constant exchange rate to €4,108 million.

The Full Year 2005 net income reached €4,173 million, up €+435 million or €+438 million at constant exchange rate (+12% in both current and constant exchange rates). This growth was the result of:

(i) Higher adjusted earnings (+23% or €+766 million to €4,108 million)

(ii) Lower result on financial assets accounted for under Fair Value Option and derivatives (€-278 million to €149 million) mainly due to higher profit and loss on change in fair value of consolidated Mutual funds and on assets under fair value option (€+31 million to €222 million) more than offset by lower positive change in fair value of derivatives (€-281 million to €-18 million) mainly coming from AXA SA (€-296 million).

(iii) Lower goodwill and other related intangible impacts (€+29 million to €-13 million) as a result of (i) €-37 million non-repeated 2004 amortization of remaining goodwill in the Netherlands P&C and in AXA Re Finance, and (ii) the amortization of Mony intangible asset on a full year basis in 2005 (€+3 million change) and of Framlington intangible asset (€+4 million in 2005).

(iv) Partly offset by lower result of exceptional operations (€-81 million to €-72 million).

Full-Year 2005 exceptional operations (€-72 million) related to:

– the realized capital gains on the sale of AXA Assistance participation in CAS (€23 million), ot AllianceBernstein Cash Management activity (€8 million), and of BIA in AXA Bank Belgium (€2 million)

– more than offset by the realized loss on the sale of Advest in US Holdings (€-71 million), and €-28 million settlement for Nationwide litigation in holding companies (UK, Belgium, France, AXA SA and Germany Life).

Full-Year 2004 exceptional operations (€10 million) related to:

– Mony additional restructuring provisions (€-146 million) - The realized capital gains on the disposal of Unirobe in The Netherlands Holding (€+104 million), -The realized capital loss on the disposal of AXA Bausparkasse in Germany (€-25 million, net group share, of which €-10 million in the Life company)

– An exceptional profit in the AXA Financial holding (pre-tax gain on disposal of the discontinued

nvestment Banking and Brokerage segment of €67 million, or €43 million net of Federal income taxes). The gain resulted from the reduction of state tax liabilities related to the 2000 sale of DLJ

– The realized capital gain on the disposal of Crealux in the Belgium Holding (€+17 million)

–The realized capital gain on the sale by AXA Insurance UK of the right to renew of its direct business to RAC pic in October 2004 (€+12 million net Group share)

–The realized capital gain on the disposal of the Health portfolio of AXA Zorg in The Netherlands Life (€+3 million).

Consolidated Shareholders' Equity

As of December 31, 2005, consolidated shareholders' equity totaled €33.8 billion. The movement in shareholders' equity since December 31, 2004 is presented in the table below:

[in euro millions]
Shareholders' Equity
At December 31, 2004	28,523
- Share capital(a)	(84)
- Capital in excess of nominal value |b|	(966)
- Equity-share based compensation	57
- Treasury shares sold or bought in open market	(272)
- Change in equity component of compound financial instruments	-
- Super subordinated debt (including accrued interests)	217
- Fair value recorded in shareholders' equity	2,415
- Impact of currency fluctuations	1,431
- Cash dividend	(1,164)
- Other	(66)
- Net Income for the period	4,173
- Actuarial gains and losses on pension benefits	(415)
At December 31, 2005	33,847
(a) Of which €-88 million related to AXA / Finaxa merger. (b) Of which €-852 million related to AXA / Finaxa merger

Creation of Shareholder Value

Earnings per share ("EPS")

		[in euro millions except ordinary shares in millions]
	FY 2005		FY 2004		Var. FY2005 versus FY 2004
	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted
Weighted numbers of shares	1,880.9	1,954.4	1,803.7	1,933.5
Net income	4,173	4,283	3,738	3,844
Net income Per Ordinary Share	2.22	2.19	2.07	1.99	7.1%	10.2%
Adjusted Earnings	4,108	4,218	3,342	3,448
Adjusted Earnings Per Ordinary Share	2.18	2.16	1.85	1.78	17.9%	21.0%
Underlying Earnings Per Ordinary Share	1.73	1.72	1.46	1.42	18.5%	21.5%

Return On Equity (ROE)1

	[in euro millions except percentages]
	FY 2005	FY 2004	Var. FY 2005 versus FY 2004
Average Shareholder's equity(a)	22,363	18,511
Adjusted Earnings	4,108	3,342
Adjusted ROE	18.4%	18.1%	0.3 pts
Underlying ROE	14.6%	14.2%	0.3 pts
'a) Excluding change in fair value on invested assets and derivatives (recorded through SHE).

(1) Adjusted and underlying ROE are calculated with Shareholder's equity excluding change in Fair Value on invested assets and derivatives (included in consolidated shareholder's equity).

Life & Savings Segment

The following tables present the consolidated gross revenues, adjusted earnings and net income	attributable to AXA' s Life & Savings segment for the periods indicated.
	[in euro millions]
LIFE & SAVINGS SEGMENT(a)	FY 2005	FY 2004
Gross written premiums	43,502	41,111
Fees and revenues from investment contracts with no participating feature	509	417
Revenues from insurance activities	44,011	41,529
Net revenues from banking activities	-	-
Revenues from other activities	1,115	824
TOTAL REVENUES	45,126	42,353
Change in unearned premium reserves net of unearned revenues and fees	(197)	(131)
Net investment result excluding financing expenses |b|	28,946	23,472
Technical charges relating to insurance activities |b|	(64,721)	(57,426)
Net result of reinsurance ceded	(7)	13
Bank operating expenses	-	-
Acquisition costs	(2,827)	(2,569)
Amortization of value of purchased life business in force and other intangible asset	(529)	(389)
Administrative expenses	(3,017)	(2,776)
Change in tangible assets impairment	(4)	(3)
Other income and expenses	(156)	(158)
Other operating income and expenses	(71,262)	(63,308)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	2,613	2,385
Income arising from investment in associates - Equity method	10	10
Financing debts expenses	(119)	(100)
OPERATING INCOME GROSS OF TAX	2,504	2,295
Income tax	(424)	(617)
Minority interests share in income	(149)	(115)
UNDERLYING EARNINGS	1,931	1,563
Net realized capital gains attributable to shareholders	432	344
ADJUSTED EARNINGS	2,362	1,907
Profit or loss (excluding change) on financial assets (under fair value option) & derivatives	50	77
Exceptional operations (including discontinued operations)	-	(153)
Goodwill and other related intangible impacts	(8)	(5)
NET INCOME	2,404	1,826
(a) Before intercompany transactions.
(b) For the periods ended December 31, 2005 and December 31, 2004, the change in fairvaiue of assets backing contracts with financial risk borne by policyholders had impacted the net investment result for respectively €+13,978 million and €+10,543 million and benefits and claims by the offsetting amounts respectively

	[in euro millions]
CONSOLIDATED GROSS REVENUES(a)	FY 2005	FY 2004
France	13,237	11,545
United States	13,940	12,847
United Kingdom	2,395	2,420
Japan	4,735	5,526
Germany	3,585	3,499
Belgium	2,734	2,188
Southern Europe	1,439	1,333
Other countries	3,060	2,995
TOTAL	45,126	42,353
Intercompany transactions	(10)	(9)
Contribution to consolidated gross revenues	45,116	42,344
(a) Gross written premiums including intercompany eliminations.

	[in euro millions]
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	FY 2005	FY 2004
France	387	350
United states	866	664
United Kingdom	85	86
Japan	266	145
Germany	30	13
Belgium	56	74
Southern Europe	44	41
Other countries	198	188
UNDERLYING EARNINGS	1,931	1,563
Net realized capital gains attributable to shareholders	432	344
ADJUSTED EARNINGS	2,362	1,907
Profit or loss (excluding change) on financial assets (under fair value option) & derivatives	50	77
Exceptional operations (including discontinued operations)	-	(153)
Goodwill and other related intangible impacts	(8)	(5)
NET INCOME	2,404	1,826

Life & Savings operations - France

		[in euro millions]
	FY 2005	FY 2004
Gross revenues	13,237	11,545
APE (group share)	1,075	951
Underlying investment margin	938	887
Underlying fees & revenues	1,196	1,064
Underlying technical margin	70	63
Underlying expenses	(1,590)	(1,441)
Underlying amortization of VBI	(48)	(55)
Underlying operating earnings before tax	565	519
Underlying income tax expenses / benefits	(176)	(168)
Minority interests	(3)	(1)
Underlying earnings group share	387	350
Net capital gains attributable to shareholders net of income tax	154	105
Adjusted earnings group share	540	455
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	90	79
Exceptional operations (including discontinued operations)	-	-
Goodwill and other related intangibles impacts	-	-
Net income group share	630	534

Gross revenues increased by €1,692 million or +15% to €13,237 million. Net of intercompany transactions, gross revenues amounted to €13,228 million as a result of a steady growth in all lines of business:

– Investments & Savings (67% of gross revenues) grew by 16.3% to €8,911 million. Both general account and unit linked premiums experienced growth by respectively +8% and +52% with a strong acceleration during the fourth quarter of 2005 resulting from the launch of a new product for salaried sales force and strong activity in Group business

– Life & Health (33% of revenues) grew by 11.4% to €4,316 million mainly due to rate increases and positive premium adjustments on prior years in Group Life.

APE grew by 13% (€+124 million) to €1,075 million mainly driven by increased single premiums in unit linked Investments and Savings.

Underlying investment margin increased by €50 million or +5,6% to €938 million, as investment income increased by €214 million to €3,374 million mainly benefiting from the increase in dividend yields on the European equity market and from an increased asset base. Amounts credited to policy-holders increased by €163 million to €2,438 million as a consequence of increased investment income and increased average general account reserves partly compensated by a slight decrease in main products distribution rate (to 4.42%).

Fees & revenues were up €+132 million or +12.4% to€1,196 million, benefiting from higher sales volumes on life & health business (€+70 million) and from higher revenues on unit linked products due to both higher sales and increased asset bases (€+62 million). Technical margin was up €+7 million to €70 million as the improvement of technical results in Group disability was offset by the negative impact of a 0.5 point decrease in Group annuity reserves discount rates (to 2.50%), in line with lower interest rates in France.

Expenses increased by €149 million to €-1,590 million mainly due to increased commissions (€+90 million to €698 million) in line with increased volume, €28 million higher administrative expenses (notably IT investments) and €42 million higher amortization charge of deferred acquisition costs induced by the impact of 2005 experience on the expected pattern of future profits partly offset by a €16 million higher Deferred Acquisition Cost capitalization.

VBI amortization decreased by €6 million to €-48 million mostly due to maturing contracts in the run-off of the UAP block of business purchased in 1997.

Underlying cost income ratio improved by 0.2 point to 76.2% reflecting increased underlying investment margin and fees and revenues partly offset by higher expenses (mainly commissions).

Income tax expenses increased by €8 million to €-176 million, in line with increased taxable income (impact of €15 million) partly offset by a decrease in	effective tax rate (down 1.3 point to 31.1% for €+7 million) following the decrease of short term tax rates in France.

As a consequence, underlying earnings improved by €37 million to €387 million.

Adjusted earnings were up €+85 million to €540 million, resulting from higher underlying earnings (€+37 million) and a €+49 million increase in capital gains attributable to shareholders to €154 millions, reflecting higher net capital gains (€+103 million to €191 million) mainly on equities, partly offset by a 2005 negative impact of foreign exchange on currency macro hedge (€-55 million to €-38 million).

Net income rose by €97 million to €630 million, resulting mainly from the €+85 million increase in adjusted earnings. Change in fair value of assets designated at fair value through profit & loss (€+28 million to €89 million), mainly due to real estate and private equity funds, was partly offset by a less favorable impact of change in fair value of derivatives (€-17 million to €1 million) mainly explained by a lower decrease of interest rate in 2005 as compared to 2004.

Life & Savings operations - United States

	[in euro millions]
	FY 2005	FY 2004
Gross revenues	13,940	12,847
APE (group share)	1,700	1,482
Underlying investment margin	807	713
Underlying fees & revenues	1,404	1,092
Underlying technical margin	632	483
Underlying expenses	(1,572)	(1,329)
Underlying amortization of VBI	(51)	(28)
Underlying operating earnings before tax	1,220	931
Underlying income tax expenses / benefits	(354)	(266)
Minority interests	-	-
Underlying earnings group share	866	664
Net capital gains attributable to shareholders net of income tax	5	49
Adjusted earnings group share	871	713
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	9	14
Exceptional operations (including discontinued operations)	-	(146)
Goodwill and other related intangibles impacts	(8)	(5)
Net income group share	872	577
Average exchange rate: 1.00 € = $	1,2453	1,2438

In the following commentaries, "on a comparable basis" means excluding the contribution from MONY's distribution channels in the first half of 2005 and on a constant exchange rate basis.

Gross Revenues increased by 9% to €13,940 million both on a current and constant exchange rate basis. On a comparable basis, gross revenues increased by 2% driven primarily by increases in Variable Annuity premiums (up 12%) and First Year life premiums (up 9%), partially offset by a 44% decrease in Institutional Separate Account premiums, a 64% decline in Fixed Annuity premiums, and a 3% decline in Life renewal premiums. Other revenues were up by 3%, primarily reflecting increases in asset management fees resulting from higher account balances.

APE increased by 15% to €1,700 million both on current exchange rate basis and constant exchange	rate basis. On a comparable basis, APE increased by 4% primarily driven by Life APE (up 10%) and Variable Annuity APE (up 9%) partly offset by a 64% decline in Fixed Annuity APE, as, in the current interest rate environment, this product does not match Group profitability targets.

Underlying investment margin increased by €95 million to €807 million, or by €96 million on a constant exchange rate basis. On a comparable basis, investment margin increased by €48 million. Investment income increased by €31 million to €2,339 million, primarily due to an increase in distributions from private equity funds and higher assets in the General Account, partially offset by lower yields on Fixed Maturities and Mortgages driven by lower reinvestment rates. Interest and bonus credited decreased by €17 million to €1,578 million due to lower credited rates in life and annuity business partly offset by higher General Account balances.

Fees & revenues increased by €312 million to €1,404 million, or by €314 million on a constant exchange rate basis. On a comparable basis, fees and revenues increased by €201 million. This increase was mainly due to higher fees earned on separate account business resulting from positive net cash flows and higher average account balances.

Net technical margin increased by €149 million to €632 million, or by €150 million on a constant exchange rate basis. On a comparable basis, the net technical margin increased by €63 million. This increase was notably attributable to (i) €67 million higher life mortality margin to €401 million, (ii) €38 million positive impact of the settlement of out-standing issues with one life reinsurer in 2005 partly offset by (iii) higher benefits and reserves in the reinsurance assumed (€-34 million) and individual health (€-10 million) product lines and (iv) €-11 million decrease of "GMDB/GMIB" margins primarily due to the impact of non recurring gains from the active financial risk management program in 2004.

Expenses increased by €243 million to €-1,572 million and by €245 million on a constant exchange rate basis. On a comparable basis, expenses increased by €122 million, principally due to (i) greater commission expenses (€-76 million), (ii) an increase in other miscellaneous expenses primarily within variable expenses (€-30 million) and all other expenses (€-7 million), (iii) higher DAC amortization (€-122 million) reflecting reactivity to higher margins in products which are DAC reactive and lower favorable DAC unlocking for expected higher emerging margins on variable and interest sensitive life products, partly offset by (iv) higher DAC capitalization (€+113 million). The combined pro-forma annualized expense savings related to the MONY integration were €190 million, €50 million higher than the original target.

VBI amortization increased by €23 million to €51 million both on current and constant exchange rate basis reflecting the consolidation of MONY for the full year in 2005.

Underlying cost income ratio improved to 74.2% versus 79.1% in 2004, notably reflecting the strong improvement in fees & revenues.

Income tax expenses increased by €88 million to €-354 million, or by €89 million on a constant exchange rate basis. On a comparable basis, income tax expenses increased by €53 million mainly due to higher earnings.

Underlying earnings increased by €202 million to €866 million and by €203 million on a constant exchange rate basis. On a comparable basis, underlying earnings increased by €139 million. This increase primarily reflects higher fees and revenues and net technical margin partially offset by higher expenses including DAC amortization. MONY contributed €150 million in 2005.

Adjusted earnings were €871 million, an increase of €158 million compared with 2004 on a current exchange basis and an increase of €159 million on a constant exchange rate basis. On a comparable basis, adjusted earnings increased by €91 million as the increase in the underlying earnings was partly offset by lower capital gains (€48 million), primarily on fixed maturities and equities. MONY contributed €150 million in 2005.

Net income increased by €296 million to €872 million, or €297 million on a constant exchange rate basis. On a comparable basis, net income increased by €235 million, due to the increase in adjusted earnings and the absence of MONY integration expenses incurred in 2004. MONY contributed €141 million in 2005.

Life & Savings operations United Kingdom

		[in euro millions]
	FY 2005	FY 2004
Gross revenues	2,395	2,420
APE (group share)	817	713
Underlying investment margin	181	183
Underlying fees & revenues	457	358
Underlying technical margin	94	(1)
Underlying expenses	(657)	(447)
Underlying amortization of VBI	(22)	(54)
Underlying operating earnings before tax	54	39
Underlying income tax expenses / benefits	31	47
Minority interests	-	-
Underlying earnings group share	85	86
Net capital gains attributable to shareholders net of income tax	14	(88)
Adjusted earnings group share	98	(2)
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	(54)	(26)
Exceptional operations (including discontinued operations)	-	-
Goodwill and other related intangibles impacts	-	-
Net income group share	44	(27)
Average exchange rate: 1.00 € = £	0,6840	0,6784

Gross revenues decreased by 1 % to €2,395 million or were flat on a constant exchange rate basis:

– Investment & Savings (70% of gross revenues).

         • Insurance Premiums (51% of gross revenues) were flat as the positive impact of the launch of a new onshore bond product, was offset by the shift away from Old World Pension products.

         • Margins on Investments Products (19% of gross revenues) increased by 20% reflecting higher fund management fees driven by net new money growth and improved stock market levels during 2005.

– Life Insurance premiums (30% of gross revenues) decreased by 10% primarily due to lower volumes of Creditor Insurance.

APE was up 16% to €817 million driven by Investments and Savings new business (+34%), thanks to sales of unit-linked investment bonds, and Group Pension products, partly offset by individual pensions and Life. Sales within the IFA channel were up 21%.

Underlying investment margin decreased by €1 million in 2005 or was flat on a constant exchange rate basis, with increased investment income (€+16 million) mostly offset by a €14 million reduction on shareholders' participation in With-Profit bonus payments.

Fees and revenues increased by €99 million in 2005, or €103 million on a constant exchange rate basis, due to:

– €56 million increase in loadings on premiums on Creditor insurance products (which as mentioned hereunder is offset by a similar increase in expenses).

– €19 million increase in loadings on other premiums driven mainly by increased sales of offshore bonds.

– €28 million increase in fees earned due to higher average account balances due to improved stock market levels and net inflows.

Net technical margin increased by €96 million in 2005 compared to 2004 or €97 million on a constant exchange rate basis mainly due to €67 million of non recurring positive impacts in 2005 versus €31 million reserve strengthening in 2004.

Expenses, net of policyholder allocation[1] increased by €210 million in 2005, or €215 million on a constant exchange rate basis, mainly as a result of:

– €56 million increase in amortization of deferred expenses relating to Creditor Insurance business (offsetting the increase in loadings on premiums above).

– €31 million investment in sales, marketing and customer service incurred in delivering the new distribution agreement with Britannia and developing the new range of protection products.

– €42 million as a result of a lower allocation of expenses to the With-Profit funds due to the lower volumes of new business in these funds.

– €48 million non recurring increase in the provision for deferred policyholder tax relating to deferred acquisition costs on non profit business.

– €38 million increase in other expenses including pension benefits, recruitment costs and Information Technology.

The underlying cost income ratio improved from 123% to 109% in 2005, with increased expenses more than offset by increased revenues, due to improved stock market and non-recurring technical factors.

VBI amortization decreased by €32 million in 2005 both on current and constant exchange rate basis, due to changes in amortization patterns and modeling improvements in 2004.

Income tax benefits decreased by €17 million in 2005 or €16 million on a constant exchange rate basis due to the non recurrence of 2004 tax credits partly offset by lower taxable profits and differing profit profiles by entity.

As a result, underlying earnings decreased by €1 million to €85 million on a constant exchange rate basis.

Adjusted earnings increased by €101 million to €98 million in 2005 on constant exchange rate basis. This was mainly due to the non recurrence of the €65 million negative impact in 2004 adjusted earnings of the transfer of ownership of the Isle of Man subsidiary at January 1, 2004 to a wholly owned shareholder fund, and the transfer of rights to write future annuity business between with-profit fund and non-profit fund in July 2004 (€-21 million).

Net Income included the undiscounted tax adjustment on unrealized gains attributable to policyholders in Unit Linked Life funds[2], for €-54 million in 2005 compared to €-26 million in 2004. As a result, net income increased by €72 million to €44 million in 2005, on a constant exchange rate.

(1)  Part of these expenses is located in the With-Profit funds and therefore are borne by policyholders.
(2) Mismatch where undiscounted deferred tax provided on unit linked assets but the unit liability reflects the expected timing of the payment of future tax.

Life & Savings operations - Japan

		[in euro millions]
	FY 2005	FY 2004
Gross revenues	4,735	5,526
APE (group share)	589	505
Underlying investment margin	-	42
Underlying fees & revenues	889	865
Underlying technical margin	175	89
Underlying expenses	(635)	(580)
Underlying amortization of VBI	(351)	(158)
Underlying operating earnings before tax	78	258
Underlying income tax expenses / benefits	195	(110)
Minority interests	(7)	(4)
Underlying earnings group share	266	145
Net capital gains attributable to shareholders net of income tax	120	146
Adjusted earnings group share	385	292
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	6	(18)
Exceptional operations (including discontinued operations)	-	-
Goodwill and other related intangibles impacts	-	-
Net income group share	392	274
Average exchange rate: 1.00 € = Yen	136,286	132,450

Gross revenues (100%) decreased by 14% at current exchange rate or 12% at constant exchange rate to €4,735 million. Excluding (i) group pension transfers (€22 million versus €218 million last year) and (ii) the conversion program started in January 2003 to life products (€98 million versus €247 million last year) and to health products (€165 million versus €447 million last year), premiums decreased by 4% at current exchange rate or 1 % at constant exchange rate to €4,451 million :

–Investment & Savings (31% of gross revenues excluding conversions and group pension transfers): Premiums decreased by 11% at constant exchange rate to €1,396 million mainly due to a reduction in single premium individual fixed annuities sold via bancassurance partnerships (€-184 million). The reduction in fixed annuity premiums arises from a transition towards variable type products, which AXA Japan is currently developing through the launch of new innovative products.

– Life (46% of gross revenues excluding conversions and group pension transfers): premiums increased by 2% at constant exchange rate to €2,026 million mainly driven by higher revenues from Term products and Term riders. - Health (23% of gross revenues excluding conversions and group pension transfers): premiums increased by 10% at constant exchange rate to €1,027 million driven by the good retention on high margin medical products such as Medical Whole Life and Medical Riders.

APE increased by 20% to €589 million, as Individual business APE grew by 15%, driven by Term Life products and riders (following the launch of new products in October 2004 and March 2005), and Group Life APE was up 311%, primarily due to the New Mutual Aid product, a Group Term Life product featuring new cancer and disability riders.

Full Year 2005 net income earnings included the following significant items: Significant capital gains on securities (€331 million pre-tax) have been realized in the first half of the year

2005, mainly following a change in asset allocation from US Bonds to Japanese government bonds.

AXA Japan actively manages its investments considering both income and all realized capital gains/losses to optimize continuously the investment yield in the context of low interest rates and significant traditional insurance in-force; therefore, investment income and realized gains are taken into account together to fund investment items such as guaranteed credited interest and bonuses as well as reserves impacts due to change in future investment assumptions.

In parallel, AXA Japan recorded a €331 million (pre-tax) strengthening of insurance reserves mainly resulting from a change in future investment assumptions, which impacted the investment margin. In addition, this new set of assumptions and the level of realized capital gains led to record higher VBI and DAC amortization (respectively €219 million and €27 million).

In addition, AXA Japan sold its headquarter during the second half of the year, leading to a €151 million pre-tax realized gain.

Finally, and following an improved outlook on recovery of the tax losses carried forward, a €342 million release of valuation allowance on deferred tax assets net of goodwill amortization was made.

The overall combined impact net of tax of these items, was €+67 million on underlying earnings.

Underlying investment margin decreased by €42 million at constant and current exchange rate, to 0 mainly driven by :

– A €169 million reduction to €443 million in net investment income mainly due to lower net investment yield as a result of the portfolio restructuring in December 2004, shifting from US corporate bonds to lower yielding of Japanese Government Bonds.

– Higher interest credited (€21 million) to €587 million, mainly due to increased contract in-force, which were funded by €144 million capital gains in the adjusted earnings.

Fees & revenues increased by €24 million at current exchange rate, or increased by €50 million at constant exchange rate, to €889 million reflecting the contribution from new business resulting from the launch of new Term products and sales of high margin health products, along with continuing efforts to retain profitable policies. This increase was partly offset by a small decline in group medical fees and revenues, which was limited by the implementation of a retention program on Medical Term customers in a competitive environment.

Net technical margin increased by €85 million, or by €90 million at constant exchange rate, to €175 million. The mortality margin improved mainly due to (i) better morbidity on Health products (especially Medical Whole Life and Medical Riders €+11 million) and better mortality on Life products (especially Term and Whole Life €+23 million), (ii) lower accrued dividends on Group Life because of a change in methodology (€+16 million) and (iii) a €3 million insurance reserve release (notably benefiting from the change in actuarial assumptions for €26 million) versus €-48 million insurance reserve strengthening in 2004 on annuity portfolio. The surrender margin decreased mainly due to lower B-policy conversions and surrenders (€-69 million), partly offset by improved retention on Medical Term policies (€+29 million).

Expenses increased by €55 million, or by €74 million at constant exchange rate, to €635 million mainly as a result of higher DAC amortization (€66 million) resulting from growing in-force and a change in future investment and actuarial assumptions.

VBI amortization increased by €192 million or €203 million at a constant exchange rate, to €-351 million resulting mainly from a change in future investment assumptions and reactivity from excess capital gains (€219 million in total).

Underlying cost income ratio improved from 77% to 70% mainly reflecting higher fees and revenues and technical margin partly offset by lower investment margin.

Income tax expense reduced significantly compared to last year by €304 million, or €310 million at constant exchange rate to a tax benefit of €195 million. A €302 million release of valuation allowance was recorded in 2005 reflecting the improvement in recoverability of tax losses carried forward. Part of it has been offset by a goodwill reduction (€70 million) related to the purchase of Nichidan. Excluding these impacts, income tax expenses declined by €79 million, or €78 million at constant exchange rate, to €-31 million due to lower pre-tax earnings in 2005.

Underlying earnings increased by €120 million or €128 million at constant exchange rate, to €266 million and benefited from the significant items mentioned above for a total €67 million. Adjusted for those items, underlying earnings increased by €61 million at constant exchange rate or +41% mainly driven by better technical margin and better fees and revenues.

Adjusted earnings increased by €94 million or €105 million at constant exchange rate, to €385 million following the improvement in underlying earnings by €+128 million partly offset by €23 million decrease due to:

– Lower net contribution of capital gains which decreased by €-141 million as a result of (i) €185 million higher capital gains (including the sale of headquarter) from €300 million to €471 million more than offset by the insurance reserve strengthening in 2005 for €331 million (change in future investment assumptions) and higher interest credited for €144 million and (ii) related positive tax DAC and VBI reactivity effects for €150 million.

– A positive impact of €118 million resulting from the release of valuation allowance on tax losses carried forward.

Net income increased by €118 million or €129 million at constant exchange rate, to €392 million following the improvement in adjusted earnings by €105 million with the remaining €24 million being comprised of (i) €+65 million due to a higher change in fair value of the assets under fair value option in 2005 (the majority of which relates to alternative assets) partially offset by volatility coming mainly from derivatives, and (ii) €-41 million of tax, DAC and VBI reactivity impacts.

Life & Savings operations - Germany

		[in euro millions]
	FY 2005	FY 2004
Gross revenues	3,585	3,499
APE (group share)	270	387
Underlying investment margin	66	76
Underlying fees & revenues	88	89
Underlying technical margin	44	25
Underlying expenses	(82)	(73)
Underlying amortization of VBI	(11)	(9)
Underlying operating earnings before tax	105	108
Underlying income tax expenses / benefits	(72)	(93)
Minority interests	(3)	(1)
Underlying earnings group share	30	13
Net capital gains attributable to shareholders net of income tax	2	(10)
Adjusted earnings group share	32	3
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	4	4
Exceptional operations (including discontinued operations)	-	(10)
Goodwill and other related intangibles impacts	-	-
Net income group share	36	(3)

Gross written premiums rose by 2.5% (€+86 million) to €3,585 million mainly due to unit-linked business.

– Investment & Savings (22% of gross written premiums) increased strongly by 14% to €803 million, mainly driven by regular unit-linked premiums as a result of high new business in the previous years. The share of unit-linked premiums grew significantly to 22% (15% for the same period in 2004). Non-unit linked premiums increased by 4% to €626 million mainly driven by annuity business.

– Life (47% of gross written premiums) decreased by 1% to €1,676 million. Decrease in Life non unit-linked premiums (-3%) was nearly compensated by strong growth of unit-linked premiums (+12%) mainly due to high new business in 2004 following the change in taxation rule. The share of unit-linked premiums thus rose to 14% (vs 12% in 2004).

– Health (25% of gross written premiums) increased by 1% to €904 million due to the last step of legal premium adjustment, partly offset by higher cancellations at the end of 2004.

– Other (6% of gross written premiums) slightly decreased by 1 % to €202 million as the share in medical council business was reduced at the beginning of the year.

APE was down 30% to €270 million following the strong Life new business boom in 2004 in connection with the reduction of tax privileges. The Health market continued to be negatively impacted by higher social contribution limits introduced at the beginning of 2004 and the continued uncertainty over the potential changes in the Health regulatory environment.

Underlying Investment Margin decreased by €10 million to €66 million as the increase in net investment income (€+29 million mainly driven by a higher proportion of fixed income securities in the asset mix) was more than offset by increased policy-holders participations (€-39 million).

Underlying Fees & revenues amounted to €88 million, down by €1 million in line with decrease in both Life and health new business partly offset by higher loadings on in force unit-linked products.

Net Technical margin increased by €19 million to €44 million mainly due to the non recurrence of 2004 reserves strengthening on annuity portfolios, partly released in 2005, and lower policyholder participation.

Net Expenses increased by €9 million to €-82 million driven by higher acquisition expenses at Pensionskasse net of DAC and policyholder bonus partly offset by a decrease of expenses in Health.

Underlying Tax expenses improved by €21 million to €-72 million in 2005, mainly explained by non-recurring negative tax items in 2004.

Underlying Earnings increased by €17 million to €30 million mainly driven by the increase of underly ing net technical margin and lower tax expenses.

Adjusted Earnings increased by €29 million to €32 million benefiting from the increase in underlying earnings (€+17 million) and €12 million higher net capital gains attributable to shareholder notably due to the high level of one off tax expenses which impacted 2004.

Net Income increased by €39 million to €36 million, benefiting from increased adjusted earning and the non recurrence of the loss on the sale of Bausparkasse in 2004 (€10 million).

Life & Savings operations - Belgium

	[in euro millions]
	FY 2005	FY 2004
Gross revenues	2,734	2,188
APE (group share)	336	266
Underlying investment margin	74	99
Underlying fees & revenues	143	132
Underlying technical margin	49	41
Underlying expenses	(183)	(185)
Underlying amortization of VBI	(2)	-
Underlying operating earnings before tax	81	86
Underlying income tax expenses / benefits	(25)	(12)
Minority interests	-	-
Underlying earnings group share	56	74
Net capital gains attributable to shareholders net of income tax	85	99
Adjusted earnings group share	141	173
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	(11)	19
Exceptional operations (including discontinued operations)	-	-
Goodwill and other related intangibles impacts	-	-
Net income group share	131	191

Revenues increased by 25% to €2,734 million:

– Individual Life and Savings revenues (86% of revenues) increased by 30% to €2,348 million due to the growth in Crest (+36% to €1,517 million) and in unit-linked contracts (+51 % to €391 million) following the successful launch of a new structured product (Millesimo series) at year end 2004.

– Group Life and Savings revenues (14% of revenues) were stable at €386 million. Regular premiums increased by 4% to €341 million and single premiums decreased by 16% to €45 million.

APE increased by 26% to €336 million, mainly due to the continuing strong growth momentum of structured unit-linked products, such as the open-architecture product Millesimo and Crest.

Underlying investment margin was down by €25 million to €74 million due to the decrease of the average investment return by 38 bps while average credited rate decreased by 11 bps. As a consequence of the high production in products with lower guaranteed rate (Crest 30 and 40), the average guaranteed rate decreased by 29 bps.

Fees & revenues were up by €11 million to €143 million (+9%) mainly due to loadings on premiums following higher sales on both Crest and unit-linked contracts.

The net technical margin increased by €8 million to €49 million mainly due to a higher mortality margin in individual life and a refund on undue annuity paid to a social security body.

Total expenses decreased by €3 million, to €-183 million.

VBI amortization increased by €2 million to €-2 million.

The Underlying cost income ratio increased from 70% to 77% as a consequence of the lower underlying investment margin.

The tax expense increased by €13 million to €-25 million due to the non recurrence of an exceptional refund in 2004.

Underlying earnings were €-18 million lower to €56 million mainly due to lower investment margin and higher taxes.

Adjusted earnings decreased by €31 million to €141 million driven by lower underlying earnings and reduced net capital gains (€-14 million to €85 million).

Net income decreased by €61 million to €131 million as a result of lower adjusted earnings and a decrease of the change in fair value of mutual funds under fair value option. These mutual funds were mainly invested in corporate bonds and benefited more from the decrease in interest rate in 2004 than in 2005.

Life & Savings operations - Southern Europe

	[in euro millions]
	FY 2005	FY 2004
Gross revenues	1,439	1,333
APE (group share)	140	125
Underlying investment margin	53	44
Underlying fees & revenues	88	99
Underlying technical margin	33	34
Underlying expenses	(105)	(110)
Underlying amortization of VBI	(6)	(6)
Underlying operating earnings before tax	64	61
Underlying income tax expenses / benefits	(20)	(19)
Minority interests	-	-
Underlying earnings group share	44	41
Net capital gains attributable to shareholders net of income tax	10	7
Adjusted earnings group share	54	48
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	3	2
Exceptional operations (including discontinued operations)	-	-
Goodwill and other related intangibles impacts	-	-
Net income group share	57	50

Gross revenues rose by 8% to €1,439 million. The increase was mainly driven by traditional investment and savings (€+157 million; +20%) as a result of a sustained growth in tied agents network (€+124 million, +18%) and in brokers network (€+53 million, +39%), partly due to large contracts. This growth was offset by lower sales through partnerships with banks (€-59 million, -17%) deriving from (i) the termination of a distribution agreement on traditional life and (ii) a lower volume of Investment & Savings UL contracts distributed through Bank and assurance partners.

APE increased by 12%, mainly driven by traditional savings' new business in the agent network in Italy as well as some significant corporate contracts, partly	offset by lower unit-linked business as 2H04 was particularly strong, benefiting from the launch of some significant bancassurance agreements. Activity in individual Life products (including the launch of new products) remained strong.

Underlying investment margin rose by €9 million to €53 million, driven notably by higher investment income as a result of a larger average asset base.

Fees & revenues were down by €10 million to €88 million, driven by the switch of the new production towards less loaded products, including the impact of the termination of a distribution agreement on traditional life products. This reduction of fees was offset by a corresponding decrease in commission.

Net technical margin decreased by €2 million to €33 million, reflecting a €10 million lower release ot insurance reserve on an old-generation guaranteed index-linked product in Italy; partly offset by (i) €6 million positive impact on policyholder bonus reserve following the termination of a distribution agreement on traditional life products as well as (ii) €3 million increase in surrender margin as a result of higher penalties applied on new generation of products.

Expenses decreased by €5 million to €-105 million as a result of the switch of the new sales towards products with lower commissions (€9 million) as well as the reduction in general expenses. This drop was partly offset by a higher DAC amortization (€5 million) following the review of the amortization plan.

As a result, the underlying cost income ratio improved by 4,8 points to 65,7%.

Income tax expenses increased by €1 million to €-20 million mainly as a result of higher pre-tax underlying earnings.

Underlying earnings increased by €2 million to €44 million as a result of the evolutions mentioned above.

Adjusted earnings were up €6 million to €54 million driven by net capital gains increase by €4 million to €10 million.

Net income was up by €7 million to €57 million in line with adjusted earnings evolution.

Life & Savings Operations - Other Countries

The following tables present the operating results for the other Life & Savings operations of AXA, which include Australia/New Zealand, Hong Kong, The	Netherlands, Singapore, Switzerland, Canada, Morocco, Luxembourg and Turkey, for the years indicated.

	[in euro millions]
CONSOLIDATED GROSS REVENUES	FY 2005	FY 2004
Australia / New Zealand	1,225	1,156
Hong Kong	832	734
The Netherlands	531	765
Other countries	472	340
Singapore	124	103
Switzerland	116	92
Canada	71	62
Morocco	55	56
Luxembourg	38	27
Turkey(a)	68	-
TOTAL	3,060	2,995
Intercompany transactions	(1)	(2)
Contribution to consolidated gross revenues	3,059	2,993
(a) Change in consolidation method in Turkey (from equity method to full consolidation) as at January 1st, 2005.

	[in euro millions]
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	FY 2005	FY 2004
Australia / New Zealand	64	50
Hong Kong	84	60
The Netherlands	44	66
Other countries	6	12
Singapore	-	-
Switzerland	2	1
Canada	(3)	3
Morocco	3	2
Luxembourg	2	3
Turkey(a)	3	2
UNDERLYING EARNINGS	198	188
Net realized capital gains attributable to shareholders	42	36
ADJUSTED EARNINGS	240	225
Profit or loss (excluding change) on financial assets (under fair value option) & derivatives	3	2
Exceptional operations (including discontinued operations)	-	3
Goodwill and other related intangible impacts	-	-
NET INCOME	242	230
(a) Change in consolidation method in Turkey (from equity method to full consolidation) as at January 1st, 2005.

Australia and New Zealand[1,2]
Total gross revenues were €1,225 million, 3% higher than last year

– Gross written premiums including fees from investment contracts without discretionary participating features of €1,036 million remain in line with last year. The improvement in individual life sales following the launch of "Market Offer" was offset by a reduction in retirement income business following local legislative changes.

– Revenues from mutual fund and advice businesses of €189 million represented an 18% increase due to positive FUM growth and improved investment market conditions. The continued success of the Generations platform and higher sales into mezzanine unit trusts has also contributed to higher net revenues. Growth through fees from mutual funds and advice businesses is expected to continue as investors shift out of traditional investment and savings products.

Mutual funds retail net flows (excluding institutional) of €1,164 million, were 15% higher than last year. The Generations platform continued to perform well and mezzanine unit trust net funds flow increased, most notably in the highly regarded Global and Australian equity funds. This was partially offset by a reduction into retail unit trusts following the end of support from a local bank.

APE was up 55% driven by a very high level of institutional mandate wins by AllianceBerstein who was elected Money Management 2005 Fund Manager of the Year and International Equities Fund Manager of the Year in Australia. Strong sales into "Generations" and "Summit" dedicated platforms and increased sales of global equity growth and value funds also contributed to the increase.

Underlying Earnings of €64 million were €11 million higher than last year. On a 100% ownership basis the evolution of underlying earnings is as follows:

– The underlying investment margin of €5 million was €7 million higher than last year, largely due to improved market conditions in 2005.

– Fees and revenues of €552 million were €50 million higher than last year, mainly due to increased fees from mutual funds and advice businesses, reflecting higher inflows and growth of funds under management and administration, following strong Australian equity market performance.

– The net technical margin of €-3 million was €20 million lower than last year, primarily due to less favourable health claims experience.

– Expenses of €458 million were €7 million higher that last year, which was reflective of higher commissions associated with increased fees and revenue. Economic expenses have reduced year on year due to improved operational effectiveness.

– The tax benefit of €24 million was €12 million lower than last year, consistent with growth in pre-tax earnings.

As a consequence the underlying cost income ratio decreased from 84.4% to 82.0%.

Adjusted Earnings of €66 million were €12 million higher than last year, reflecting the increase in underlying earnings.

Net Income of €69 million was €16 million higher than last year, reflecting the increase in underlying earnings and the increase in fair value of assets backing term annuities.

Hong-Kong[1,2]
Gross revenues were €832 million, 13% higher than last year.

(1) All comparisons to prior year figures are on a constant exchange rate basis.
(2) AXA interest in AXA Asia Pacific Group is 52.95% broken down into 51.6% direct interest holding and an additional 1.35% owned by the AAPH Executive plan trust (newly consolidated under IFRS).

Total APE sales of €75 million were 21 % higher, reflecting the successful launch of new products and strong inflows into investment and retirement products in particular in the new multi manager investment platform and also continued improvements in productivity in both agency and adviser channels.

New individual life regular premiums were up 17% due primarily to "Maxx" sales, a new traditional participating product launched in October with a greater savings focus, and strong sales from "Dimensions", a unit linked regular premium product.

Single premiums were up 90% driven by strong inflows into investment and retirement products, particularly into the multi manager investment platform and "Evolution", a new investment linked product offered through broker channels.

Underlying earnings of €84 million were €23 million higher than last year. Last year's result included €15 million of non-recurring reserve strengthening as a result of model refinements. Excluding this, underlying earnings were €8 million higher than last year, mainly due to a €9 million positive volume effect on the underlying investment margin and fees and revenues.

As a consequence the underlying cost income ratio decreased from 54.4% to 52.5%.

Both Adjusted earnings and Net Income of €93 million increased by €27 million compared to last year, driven by the €23 million increase in underlying earnings mentioned above and a €3 million increase in realized gains attributable to shareholders.

The Netherlands
The Life segment now excludes the health and disability portfolios. Health portfolio has been disposed of at December 1st 2004, and disability portfolio is now reported under Property & Casualty segment.

Gross revenues decreased by €9 million (-2%) to €531 million on a comparable basis. Lower single premiums in Investments & Savings non Unit-Linked were partly compensated by higher Unit-Linked single premiums.

APE decreased by €4 million (-9%) to €45 million, mainly due to lower production on mortgage universal life products.

Underlying earnings decreased by €22 million or increased by €2 million on a comparable basis to €44 million, driven by positive development on financial markets.

Adjusted earnings increased by €2 million to €71 million and net income increased by €1 million to €72 million on a comparable basis in line with underlying earnings.

Canada
Gross revenues were up by 7.5% on a constant exchange rate basis to €71 million mainly in nvestment and Savings business.

Underlying, adjusted earnings and net income decreased by €6 million to €-3 million mainly due to (i) a reserve adjustment on specific product and (ii) the increase of future tax rate on reserves (by +3pts to 34%).

Morocco[1]
Gross revenues were down by 2% at constant exchange rate basis to €55 million mainly due to the termination of a bank insurance agreement.

Underlying earnings increased by €1 million to €3 million.

(1) AXA Assurance Maroc is 51 % owned by AXA.

Adjusted earnings and net income were stable at €3 million.

Turkey[1]
Gross revenues were up by 6% at constant exchange rate basis to €68 million driven by the development of Investment and Savings business.	Underlying earnings, adjusted earnings and net income increased by €1 million to €3 million as a result of close risk selection policy implementation in group health line.

(1) AXA Oyak Hayat is 50% owned byAXA. As of January 2005 Turkish operations are now fully consolidated instead of being accounted for under the equity method.

Property & Casualty Segment

The tables below present the gross premiums and net income attributable to AXA's Property & Casualty seg-
ment for the periods indicated.

	[in euro millions]
PROPERTY AND CASUALTY SEGMENT(a)(b)	FY 2005	FY 2004
Gross written premiums	18,913	17,903
Fees and revenues from investment contracts with no participating feature	-	-
Revenues from insurance activities	18,913	17,903
Net revenues from banking activities	-	-
Revenues from other activities	43	42
TOTAL REVENUES	18,956	17,945
Change in unearned premium reserves net of unearned revenues and fees	(269)	(250)
Net investment result excluding financing expenses	1,461	1,320
Technical charges relating to insurance activities	(12,347)	(11,959)
Net result of reinsurance ceded	(581)	(663)
Bank operating expenses	-	-
Acquisition costs	(3,382)	(3,089)
Amortization of value of purchased life business in force and other intangible asset	-	-
Administrative expenses	(1,960)	(1,717)
Change in tangible assets impairment	(1)	(7)
Others income and expenses	12	(15)
Other operating income and expenses	(18,259)	(17,450)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	1,890	1,566
Income arising from investment in associates - Equity method	3	34
Financing debts expenses	(11)	(22)
OPERATING INCOME GROSS OF TAX	1,882	1,577
Income tax	(493)	(443)
Minority interests share in income	(44)	(32)
UNDERLYING EARNINGS	1,346	1,102
Net realized capital gains attributable to shareholders	307	272
ADJUSTED EARNINGS	1,653	1,374
Profit or loss (excluding change) on financial assets (under fair value option) & derivatives	85	83
Exceptional operations (including discontinued operations)	-	12
Goodwill and other related intangible impacts	(1)	(30)
NET INCOME	1,737	1,439
(a) Before intercompany transactions. (b) Change in consolidation method in Turkey, Hong-Kong and Singapore (from equity method to full consolidation) as at January 1st, 2005.

		(in euro millions)
CONSOLIDATED GROSS REVENUES (a)	FY 2005	FY 2004
France	5,096	4,932
United Kingdom & Ireland	4,413	4,493
Southern Europe	3,019	2,901
Germany	2,798	2,815
Belgium	1,462	1,443
Other countries (b)	2,168	1,361
TOTAL	18,956	17,945
Intercompany transactions	(81)	(93)
Contribution to consolidated gross revenues	18,874	17,852

(a) Gross written premiums including intercompany eliminations.
(b) Change in consolidation method in Turkey, Hong-Kong and Singapore (from equity method to full consolidation) as at January 1st, 2005.

	(in euro millions)
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	FY 2005	FY 2004
France	363	304
United Kingdom & Ireland	399	302
Southern Europe	125	114
Germany	178	120
Belgium	128	159
Other countries (a)	153	102
UNDERLYING EARNINGS	1,346	1,102
Net realized capital gains attributable to shareholders	307	272
ADJUSTED EARNINGS	1,653	1,374
Profit or loss (excluding change) on financial assets (under fair value option) & derivatives	85	83
Exceptional operations (including discontinued operations)	–	12
Goodwill and other related intangible impacts	(1)	(30)
NET INCOME	1,737	1,439

(a) Change in consolidation method in Turkey, Hong-Kong and Singapore (from equity method to full consolidation) as at January 1st, 2005.

Property & Casualty Operations - France

	(in euro millions)
	FY 2005	FY 2004
Gross revenues	5,096	4,932
Current accident year loss ratio (net)	74.0%	74.3%
All accident year loss ratio (net)	73.5%	75.4%
Net technical result	1,345	1,195
Expense ratio	24.4%	23.3%
Net underlying investment result	464	424
Underlying operating earnings before tax	569	482
Underlying income tax expenses / benefits	(206)	(177)
Net income from investment in affiliates and associates	–	–
Minority interests	–	–
Underlying earnings group share	363	304
Net capital gains attributable to shareholders net of income tax	57	77
Adjusted earnings group share	419	381
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	45	26
Exceptional operations (including discontinued operations)	–	–
Goodwill and other related intangibles impacts	–	–
Net income group share	464	407

Gross revenues increased by €+164 million (+3.3%) to €5,096 million, or €+176 million to €5,070 million net of intercompany operations, in a more competitive French market with increased pressure on prices, mainly on personal motor.

– Personal lines premiums (62% of gross revenues) increased by €+73 million (+2.4%) to €3,160 million net of intercompany operations, reflecting (i) positive net inflows in Motor with +100,000 (of which +77,600 four wheels contracts) and in Household with +38,400 new contracts, and (ii) price increase in Household.

– Commercial lines premiums (38% of gross revenues) increased by €+102 million (+5.7%) to €1,910 million net of intercompany operations due to (i) rate increases mainly in Construction, Property and Liability, and (ii) a global positive net inflow in a context of a continuing strict underwriting policy.

Net technical result improved by €+150 million to €1,345 million resulting from (i) a volume effect and

(ii) the improvement of the all accident year loss ratio by 1.9 point to 73.5%:

– The current net technical result increased by €+80 million to €1,323 million resulting from increased activity as well as a slight improvement of the current accident year loss ratio by 0.4 point to 74.0% notably due to a lower reinsurance cost in individual business.

– The prior years net technical result improved by €70 million to €22 million mainly due to (i) the non recurrence of a €-54 million adverse loss developments in construction in 2004, (ii) positive developments in Property in 2005 (€+80) and Motor (€+10 million), which more than offset (iii) reserve strengthening on natural events (€-35 million related to 2003 drought) and (iv) a €-39 million impact of the decrease of the annuity reserve discount rate in line with lower interest rates in France.

Expense ratio increased by 1.0 point to 24.4% resulting mainly from a higher administrative expense ratio by 0.8 point to 9,4%. Administrative expenses increased by €60 million to €478 million due to (i) a €51 million increase of commissions allocated to administrative expenses (including a €31 million non recurring charge related to agents benefits) and to (ii) a limited €8 million increase of non-commission administrative expenses. Acquisition expenses increased by €44 million to €762 million fully explained by a €42 million lower level of capitalization on acquisition costs.

As a result, the combined ratio improved by 0.8 point to 97.9%.

Net underlying investment result increased by €40 million to €464 million resulting from (i) higher income on fixed maturities investments due to an increased average asset base and (ii) higher dividend yield.

Income tax expenses increased by €29 million to €-206 million in line with increased taxable income (impact of €32 million) partly offset by a decrease in tax rate (down 0.6 point to 36.2%) following the decrease of short term tax rates in France.`

As a consequence, underlying earnings increased by €58 million to €363 million.

Adjusted earnings increased by €38 million to €419 million resulting from increased underlying earnings partly offset by €20 million lower capital gains to €57 million due to (i) a strong negative impact of foreign exchange on currency macro hedge (€-35 million to €-28 million) and (ii) increased realized capital gains (€+15 million to €85 million).

Net income increased by €57 million to €464 million resulting from (i) increased adjusted earnings, (ii) favorable change in fair value of consolidated mutual funds (€+36 million to €53 million), (iii) favorable change in fair value of assets under fair value option (€+12 million to €10 million) partly offset by (iv) an unfavorable change in fair value of derivatives (€ -28 million to €-18 million) following a lower interest rate decrease in 2005 compared to 2004.

Property & Casualty Operations - United Kingdom & Ireland

	(in euro millions)
	FY 2005	FY 2004
Gross revenues	4,413	4,493
Current accident year loss ratio (net)	65.1%	67.7%
All accident year loss ratio (net)	63.1%	66.4%
Net technical result	1,610	1,502
Expense ratio	33.3%	31.0%
Net underlying investment result	283	283
Underlying operating earnings before tax	442	383
Underlying income tax expenses / benefits	(43)	(81)
Net income from investment in affiliates and associates	–	–
Minority interests	–	–
Underlying earnings group share	399	302
Net capital gains attributable to shareholders net of income tax	64	57
Adjusted earnings group share	464	359
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	–	–
Exceptional operations (including discontinued operations)	–	12
Goodwill and other related intangibles impacts	–	–
Net income group share	464	372
Average exchange rate : 1.00 € = £	0,6840	0,6784

Gross revenues decreased by 2% to €4,413 million, but increased by 1% on a comparable basis.

– Personal lines (49% of the P&C premiums) were up 5%.This reflected continued growth in Health (+16%) including the transfer of a major portfolio from November 2004 and Property (+13%) driven by new business deals. Personal Motor (excl. AXA UK Direct) decreased by 4% reflecting a fall in average premiums in Ireland.

– Commercial Lines (51% of the P&C premiums) were down 1%. This reflected lower new business in public liability ( -7%) and worker’s compensation ( -5%) due to market conditions and driven by focus on profitable business, whilst both Property and Health improved by +2% reflecting additional investment in Property Owners and higher average premiums with the launch of new products in Small Corporate Lines in health. Motor performance ( -7%) was mainly explained by lower average premiums in Ireland.

Net technical result increased by €108 million to €1,610 million, or by €121 million on a constant exchange rate basis.

– The current accident year loss ratio improved by 2.6 points to 65.1% mainly due to better claims experience on Personal Lines and the non recurrence of 2004 exceptional large injury loss claims on Motor. As a consequence, the current year technical result improved by €80 million to €1,520 million or by €92 million on a constant exchange rate basis.

– The all accident year loss ratio improved by 3.3 points to 63.1% as a result of better current accident year loss ratio and the net positive impact of the prior year reserves review, for the second year in a row. As a consequence, the prior years technical result improved by €28 million to €90 million or by €29 million on a constant exchange rate basis.

Expense ratio deteriorated by 2.3 points to 33.3% driven an increase in commission ratio by 2.5 points to 20.4%, reflecting the change in business mix towards higher commission products. This was partially offset by an improvement of the general expense ratio by 0.2 point to 12.9%, reflecting improved controls on management expenses following the sale of Direct business.

As a result, the combined ratio improved by 1 point to 96.3%.

Net underlying investment result (on equities and fixed maturities) remained flat at €283 million, both on current and constant exchange rate basis.

Income tax expenses decreased by €38 million, both on current and constant exchange rate basis, due to €51 million non recurring tax benefits in 2005, mainly as a result of a valuation allowances release on deferred tax assets following improved earnings.	Underlying earnings increased by €97 million to €399 million, or €99 million on a constant exchange rate basis, driven by an improved combined ratio.

Adjusted earnings increased by €104 million, or €107 million on a constant exchange rate basis to €464 million as, in addition to the increase in underlying earnings, realized capital gains were up by €7 million to €64 million.

Compared to adjusted earnings, net income only increased by €92 million or €94 million on a constant exchange rate basis to €464 million due to the non recurrence of the €12 million exceptional operation related to the realized capital gain on the sale by AXA Insurance UK of the right to renew of its direct business to RAC plc in October 2004.

Property & Casualty Operations – Southern Europe

	(in euro millions)
	FY 2005	FY 2004
Gross revenues	3,019	2,901
Current accident year loss ratio (net)	78.3%	78.5%
All accident year loss ratio (net)	75.6%	76.0%
Net technical result	713	661
Expense ratio	23.5%	23.4%
Net underlying investment result	167	150
Underlying operating earnings before tax	194	168
Underlying income tax expenses / benefits	(68)	(53)
Net income from investment in affiliates and associates	–	–
Minority interests	–	–
Underlying earnings group share	125	114
Net capital gains attributable to shareholders net of income tax	27	62
Adjusted earnings group share	152	177
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	1	8
Exceptional operations (including discontinued operations)	–	–
Goodwill and other related intangibles impacts	–	–
Net income group share	153	185

Gross written premiums increased by 4% to €3,019 million.

– Personal lines (76% of business, €2,302 million) grew by 5%. In motor (56% of business, €1,693 million), the 4% rise was driven by positive net inflows (+125,000 policies; +4%) primarily coming from (i) direct distribution network in Spain, (ii) agencies acquisition program in Italy and (iii) a sustained growth in tied agent network in all countries. Motor average premium grew by 0.4% in a very competitive market. Non-motor lines (20% of business, €609 million) were up by 6%, mainly driven by Property and Health which benefited from the launch of new attractive products.

– Commercial lines (24% of business, €717 million) grew by 1%. Motor (6% of business, €192 million) increased by 6% thanks to the growth of the existing fleets and the win of large contracts. Non-motor lines (18% of business, €525 million) were almost stable.

Most of the growth was concentrated on proprietary distribution networks (70% of business, +5%)

whereas non-proprietary networks were up by +2%.

Net technical result improved by €52 million to €713 million driven by a 6% earned premium growth and a slight improvement in loss ratio (-0.4 point to 75.6%).

– The current net technical result increased by €43 million to €634 million resulting from increased activity as well as an improvement of the current accident year loss ratio by -0.2 point to 78.3%. The observed softening of the motor cycle was offset by (i) the favourable evolution of bodily injury claim frequency, (ii) improvements in claims management processes, and (iii) some improvement in non-motor lines.

– The prior years net technical result slightly improved by €9 million to €79 million.

Expense ratio slightly increased by 0.2 point to 23.5%. This results from a marginally higher administration cost (+0.2 point to 5,2%) while commission ( -0.3 point to 13,8%) and acquisition expense

(+0.2 point to 4,5%) ratios, combined together, slightly decreased despite higher marketing costs to further develop direct distribution sales.

As a result, the combined ratio improved by -0.3 point to 99.1%.

Net underlying investment result increased by €17 million to €167 million mainly driven by a larger average asset base.

Income tax expense increased by €16 million to €-68 million mainly due to higher pre-tax underlying earnings and the non-recurrence of a tax gain accounted for in 2004 following the sale of real estate.

Consequently, underlying earnings were up €10 million to €125 million.

Adjusted earnings were down €25 million to €152 million due to the €35 million decrease in net capital gains to €27 million resulting from the non recurrence of significant capital gains on real estate in 2004 (€7 million in 2005 compared to €31 million in 2004, net of taxes) and lower realised capital gains on securities.

Net income decreased by €32 million to €153 million due to the decrease in adjusted earnings as well as a lower change in fair value of financial instruments.

Property & Casualty Operations – Germany

	(in euro millions)
	FY 2005	FY 2004
Gross revenues	2,798	2,815
Current accident year loss ratio (net)	72.2%	75.6%
All accident year loss ratio (net)	65.8%	69.6%
Net technical result	958	859
Expense ratio	32.5%	29.2%
Net underlying investment result	218	171
Underlying operating earnings before tax	266	204
Underlying income tax expenses / benefits	(76)	(77)
Net income from investment in affiliates and associates	3	3
Minority interests	(15)	(10)
Underlying earnings group share	178	120
Net capital gains attributable to shareholders net of income tax	80	4
Adjusted earnings group share	258	124
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	37	34
Exceptional operations (including discontinued operations)	–	–
Goodwill and other related intangibles impacts	–	5
Net income group share	295	163

Gross revenues decreased by 0.6% to €2,798 million or decreased by 0.9% on a comparable basis[1]:

– Personal lines (59% of total gross revenues) increased slightly by 0.1% as a result of new business and tariff increases in Property (+0.6%) and Liability (+1.1%) partly offset by a decrease in Personal Accident ( -1.5%).

– Commercial lines (32% of total gross revenues) decreased by 0.6% due to the reduction in Aviation partly offset by tariff increases in Industrial Liability and new business in Engineering.

– Other lines (9% of total gross revenues) decreased by 8.8% mainly due to continued reduction in assumed business.

Net technical result increased by €100 million to €958 million:
– The current net technical result increased by €89 million to €779 million (Current accident year loss ratio improved by 3.4 points to 72.2%) mainly driven by lower claims handling costs due to a change in cost allocation (-2.1 points offset in expenses) and lower claim charge in Property;

– All accident year loss ratio improved by 3.9 points to 65.8% in line with current accident year loss ratio evolution. The Net technical result on previous years amounted to €180 million in 2005 (as compared to €169 million in 2004) mainly driven by boni on Property (both in personal and commercial) and assumed business.

Expense ratio increased by 3.3 points to 32.5% mainly explained by the change in cost allocation mentioned above. Restated from this new allocation, expense ratio would have deteriorated by 1.2 point, partly due to lower earned premiums and non recurring amortization of capitalized acquisition expenses.

As a result, the net combined ratio improved by 0.5 point to 98.3%.

(1) Including Däv Sach in 2004 (€9 million gross revenues) which is a newly consolidated entity in 2005.

Net underlying investment result was up by €47 million to €218 million due to €29 million higher fixed income revenues (increase of investment in corporate bonds and higher durations) and €20 million lower charge on financial interests credited on the UBR products (specific German Protection Products sold by the Property and Casualty Company).

Underlying Income tax expense improved by €1 million to €-76 million despite higher operating income as a result of higher tax free investment income.

Underlying earnings improved by €58 million to €178 million, driven by higher net investment income and improvement of net combined ratio.	Adjusted earnings increased by €134 million to €258 million resulting from the improvement of underlying earnings and from higher capital gains as 2004 experienced realized losses (mainly a negative currency impact on foreign government bonds and impairment on equities). In 2005, net capital gains amounted to €80 million notably on equities (€60 million).

Net income improved by €132 million to €295 million, in line with the increase of adjusted earnings. The 2005 net income benefited from the positive impact of derivatives (futures), whereas 2004 was impacted by a non recurring positive change in fair value on some equity funds which were converted into fixed income funds in 2005.

Property & Casualty Operations – Belgium

	(in euro millions)
	FY 2005	FY 2004
Gross revenues	1,462	1,443
Current accident year loss ratio (net)	81.4%	82.6%
All accident year loss ratio (net)	70.0%	69.4%
Net technical result	439	442
Expense ratio	28.7%	28.0%
Net underlying investment result	167	179
Underlying operating earnings before tax	183	215
Underlying income tax expenses / benefits	(55)	(56)
Net income from investment in affiliates and associates	–	–
Minority interests	–	–
Underlying earnings group share	128	159
Net capital gains attributable to shareholders net of income tax	53	56
Adjusted earnings group share	181	215
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	1	14
Exceptional operations (including discontinued operations)	–	–
Goodwill and other related intangibles impacts	–	(1)
Net income group share	183	228

Gross written premiums increased by 1.3% to €1,462 million driven by growth in both personal and commercial lines.

– Personal Lines (62% of the total gross written premiums): premiums increased by 1.2%. Motor (57% of personal lines written premiums) remained stable (+0.1%) at €521 million as the portfolio decrease was offset by an average premium increase. Household increased by 2.7% to €232 million as a result of rate increases.

– Commercial Lines (38% of the total gross written premiums): premiums increased by 1.4% driven by Workers’ Compensation (+5.8% mainly due to an increase in average premium), Motor (+2.5%), partially offset by a decrease in Corporate Accident ( -4.3%) and in Property ( -4.5%).

The net technical result was down by €-3 million to €439 million as a result of:

– The current year loss ratio improved by -1.2 point to 81.4% mainly due to an improved claims pattern in Motor, Accident, Workers’ Compensation and

Corporate Liability. As a result, the current net technical result improved by €21 million to €272 million.

– The all accident year loss ratio deteriorated by +0.6 point to 70.0% as the improvement in current year loss ratio was offset by lower positive reserve developments. Prior year technical result deteriorated by €24 million to €167 million.

The expense ratio increased by +0.7 point to 28.7% mainly as a result of higher commissions.

As a result, the combined ratio deteriorated (+1.4 point) to 98.7%.

Net underlying investment result decreased by €-12 million to €167 million mainly due to a decrease in real estate income linked with a decrease in occupancy rates due to refurbishment work in 2005.

Income tax expense decreased by €+1 million due to lower pre tax earnings partly offset by the non recurrence of a tax recovery in 2004.

Underlying Earnings decreased by €-31 million to €128 million as a result of lower positive reserve development and lower net investment result.

Adjusted Earnings decreased by €-34 million to €181 million as a result of lower underlying earnings and lower capital gains.

Net Income decreased by €-46 million to €183 milion as a result of lower adjusted earnings and lower change in fair value of mutual funds under fair value option.

Property & Casualty Operations - Other Countries

	(in euro millions)
CONSOLIDATED GROSS REVENUES	FY 2005	FY 2004
Canada	858	746
The Netherlands	275	212
Other countries	1,035	403
Turkey (a)	453	–
Morocco	140	137
Japan	140	115
Switzerland	90	87
Singapore (a)	79	–
Luxembourg	69	64
Hong Kong (a)	65	–
TOTAL	2,168	1,361
Intercompany transactions	(5)	–
Contribution to consolidated gross revenues	2,163	1,361
(a) Change in consolidation method in Turkey, Hong-Kong and Singapore (from equity method to full consolidation) as at January 1st, 2005.

	(in euro millions)
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	FY 2005	FY 2004
Canada	80	61
The Netherlands	19	(5)
Other countries	54	46
Turkey (a)	8	8
Morocco	13	13
Japan	5	3
Switzerland	2	2
Singapore (a)	10	6
Luxembourg	8	6
Hong Kong (a)	8	9
UNDERLYING EARNINGS	153	102
Net realized capital gains attributable to shareholders	26	16
ADJUSTED EARNINGS	179	118
Profit or loss (excluding change) on financial assets (under fair value option) & derivatives	–	–
Exceptional operations (including discontinued operations)	–	–
Goodwill and other related intangible impacts	(1)	(34)
NET INCOME	179	83
(a) Change in consolidation method in Turkey, Hong-Kong and Singapore (from equity method to full consolidation) as at January 1st, 2005.

Canada
Gross revenues amounted to €858 million, an increase of €56 million (+7.0%) over last year on a constant exchange rate basis. Excluding the additional positive impact of the policies issued for 18/24 months (€38 million), revenues increased by €18 million due to an increase in commercial lines revenues mainly due to new inflows.

Underlying earnings reached €80 million, up €+13 million (on a constant exchange rate basis) due to the -2.4 points improvement in the net combined ratio to 91.8%, reflecting mainly higher boni in personal motor (€+21 million) and commercial liability (mali in 2004 versus boni in 2005).

Adjusted earnings increased by €19 million (on a constant exchange rate basis) to €94 million, resulting from improved underlying earnings (€+13 million) and increased net capital gains (€+6 million to €+14 million), driven by higher gains on fixed maturities sale and lower impairment.

As a consequence, net income increased by €18 million (on a constant exchange rate basis) to €93 million.

The Netherlands
The disability portfolio which was previously reported under the Life segment is now reported under the Property & Casualty segment. The Health portfolio which was previously reported under the Life segment has been disposed of at December 1st 2004.

The figures on comparable basis include the disability portfolio.

Gross revenues increased by 30% or decreased by 5% on a comparable basis to €275 million. The decrease was mainly driven by ongoing selection of authorized agents and reduction in group disability following change in legislation, partly offset by an increase of higher insured sums and new business in Individual Disability.

Underlying earnings increased by €24 million or by €6 million on a comparable basis to €19 million, driven by a 2 points improvement in combined ratio to 99.5%.

Adjusted earnings increased by €29 million or by €11 million on a comparable basis to €25 million driven by underlying earnings and higher realized capital gains of €5 million, mainly due to the sale of real estate in 2005.

Net income increased by €62 million or by €44 million on a comparable basis to €25 million, as 2004 was impacted by goodwill impairment of €33 million.

Turkey[1]
On a comparable basis, gross revenues increased by +17% to €453 million mainly driven by motor portfolio growth.

Underlying earnings were stable at €8 million. The combined ratio reached 101.1%.

Adjusted earnings were up by €1 million to €9 million and net income was up €2 million to €10 million.

Morocco
Gross revenues were up by 2% on a constant exchange rates basis to €140 million, driven by personal motor, workmen compensation and health lines of business.

Underlying earnings were stable at €13 million driven by (i) a higher dividend income and (ii) a combined	ratio improvement by 1 point to 100.6%, offset by higher tax expenses.

Adjusted earnings and net income decreased by €2 million to €14 million due to lower net capital gains.

Japan
Gross written premiums increased by 24% on a constant exchange rate basis to €140 million, mainly driven by motor business growth (+28%, 92% of revenues). Total motor portfolio (350,000 contracts) continued to show a sharp increase (+82,000 contracts compared to December 2004) thanks to competitive rates, as well as the launch of a new product, a risk-segmented direct insurance for Motorcycles.

Underlying earnings were positive for the second consecutive year, improving from 3 million in 2004 to €5 million in 2005 (+68% on a constant exchange rate basis). This improvement reflects (i) the decrease of the combined ratio from 113% to 102.4%, mainly as a result of the improvement of the expense ratio in line with the “scale effect” attributable to the growth of the motor portfolio, which was partially offset by (ii) a lower contribution from the release of the valuation allowance on deferred tax assets than last year.

Adjusted earnings as well as the Net income were slightly lower, at €4 million (improvement over last year by €1 million), as some capital losses on fixed maturities were recorded in 2005.

Singapore
On a comparable basis, gross revenues increased by +14% to €79 million mainly from increase in new business and improved renewal retention ratio.

Underlying earnings were up by €4 million to €10 million due to the -6 points improvement in the net combined ratio to 88%, reflecting mainly higher boni in the main lines.

(1) AXA Oyak is 35% owned by AXA. Turkish operations, which were previously accounted under the equity method, were fully consolidated from January 2005.

For the same reasons, Adjusted earnings and net income also were up by €4 million to €10 million.

Hong-Kong
Gross revenues increased by +21% on a comparable basis to €65 million mainly driven by motor portfolio growth.

Underlying earnings reached €8 million with a combined ratio of 94.3%. Last year the entity was consolidated using the equity method therefore 2004 underlying earnings are not fully comparable to 2005 underlying earnings.

Adjusted and net income were up by €1 million to €10 million driven by - 6.9 points improvement in the net combined ratio partly offset by lower capital gains.

International Insurance Segment

The following tables present the gross premiums and net income for the International Insurance Segment for the periods indicated:

	(in euro millions)
CONSOLIDATED GROSS REVENUES (a)	FY 2005	FY 2004
AXA RE	1,460	1,069
AXA Corporate Solutions Assurance	1,614	1,517
AXA Cessions	60	94
AXA Assistance	621	554
Other	147	239
TOTAL	3,903	3,473
Intercompany transactions	(90)	(109)
Contribution to consolidated gross revenues	3,813	3,363
(a) Gross written premiums including intercompany eliminations.

	(in euro millions)
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	FY 2005	FY 2004
AXA RE	11	96
AXA Corporate Solutions Assurance	72	50
AXA Cessions	9	17
AXA Assistance	17	17
Other	(41)	(41)
UNDERLYING EARNINGS	68	138
Net realized capital gains attributable to shareholders	94	87
ADJUSTED EARNINGS	162	226
Profit or loss (excluding change) on financial assets (under fair value option) & derivatives	(1)	25
Exceptional operations (including discontinued operations)	23	–
Goodwill and other related intangible impacts	–	(7)
NET INCOME	184	244

AXA RE

		(in euro millions)
	FY 2005	FY 2004
Gross revenues	1,460	1,069
Attritional current year loss ratio (a) (b)	55.9%	56.1%
Attritional all accident year loss ratio (a) (b)	49.6%	51.0%
All accident year loss ratio (net) (c)	99.2%	82.8%
Net technical result (excluding fees)	9	174
Expense ratio	13.3%	18.0%
Net underlying Investment result	129	120
Underlying operating earnings before tax	(15)	112
Underlying income tax expenses / benefits	25	(16)
Underlying earnings net of tax	10	96
Net income from investment in affiliates and associates	1	–
Minority interests	–	–
Underlying earnings group share	11	96
Net capital gains attributable to shareholders net of income tax	53	16
Adjusted earnings group share	64	111
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	3	22
Exceptional operations (including discontinued operation)	–	–
Goodwill and other related intangibles impacts	–	(7)
Net income group share	67	126
(a) Net of ceded reinsurance (cession and retrocession).
(b) Attritional data exclude (i) major losses in claims charge and (ii) covers cost in ceded premiums.
(c) (Attritional claim charge and major loss cost on all accident years) divided by (net earned premiums, net of all reinsurance costs including covers).

Revenues increased by 17% on a comparable basis up to €1,460 million mainly due to the non-recurrence of some 2004 negative premium adjustments and the increase in reinstatement premiums linked to major events in 2005. Excluding these two effects, revenues increased by 6% mainly driven by higher premiums in selected non proportional General Liability business, taking advantage of favourable pricing conditions, as well as in Credit business, Marine Offshore and Non-Cat Property.

Net technical result decreased by €165 million to €9 million, mainly explained by the following:

Non Life net technical result decreased by €227 million to €-52 million:

– The net attritional margin on current accident year decreased by €4 million down to €512 million driven by 5 points higher net attritional current year loss ratio at 58.5% offset by a positive volume effect (€126 million higher earned premiums).

– The cost of cover programs decreased by €12 million to €-152 million.

– The current year major losses cost increased by €316 million to €572 million, due to seven major losses in 2005 of which Katrina, Rita and Wilma hurricanes (€-481 million impact net of reinsurance and gross of tax), versus €-256 million in 2004 essentially due to 2004 US hurricanes.

– The technical result on prior years increased by €80 million to €161 million. 2005 boni were mainly driven by the favorable development of claims experience on recent underwriting years (notably 2004).

Life net technical result increased by €63 million to €61 million due to the good performance of stock markets in 2005 on the run off of the ABR portfolio.

Expense ratio improved by 4.7 points to 13.3% as a result of a decrease in general expenses by €28 million to €-154 million, due to lower employment costs.

As a result, the combined ratio increased by 11.7 points to 112.5%.

Net underlying investment result increased by €9 million to €129 million, mainly driven by higher revenues on fixed income assets and equities.

Income tax expense amounted to €25 million (tax profit), or a €+41 million variation in line with a lower pre tax result.

Underlying earnings decreased by €85 million to €11 million mainly as a result of lower technical result (as seven major losses occurred in 2005) partly offset by the decrease in general expenses, the increase in investment result and the income tax profit in 2005.

Adjusted earnings decreased by €47 million to €64 million driven by the decrease in underlying earnings partly offset by higher realized gains attributable to shareholders net of tax (€+37 million to €53 million) taking advantage of the good performance of European stock markets in 2005.

Net income decreased by €59 million to €67 million driven by the decrease in adjusted earnings. The €12 million additional deterioration over adjusted earnings is mainly explained by the non recurrence of some 2004 elements (a €+22 million gain on consolidated mutual funds which was partly offset by a € -7 million goodwill impairment following the buy-back of minority interests of AXA RE Finance).

AXA Corporate Solutions Assurance

	(in euro millions)
	FY 2005	FY 2004
Gross revenues	1,614	1,517
Current accident year loss ratio (net) (a)	88.9%	88.6%
All accident year loss ratio (net)	87.9%	87.2%
Net technical result	189	195
Expense ratio	12.9%	13.0%
Net underlying investment result	123	97
Underlying operating earnings before tax	110	81
Underlying tax expenses / benefits	(37)	(30)
Net income from investment in affiliates and associates	–	–
Minority interests	(1)	(1)
Underlying earnings group share	72	50
Net capital gains attributable to shareholders net of income tax	30	46
Adjusted earnings group share	102	96
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	(5)	1
Exceptional operations (including discontinued operation)	–	–
Goodwill and other related intangibles impacts	–	–
Net income group share	97	97
(a) Current accident year claim charges (including claims handling expenses) / Current accident year earned revenues (excluding premium adjustments on previous years).

Gross written premiums increased by 6.4% to €1,614 million. On a comparable basis (exchange rate impact) the growth was 4.8% mainly driven by a strong growth in Marine (+6% on a comparable basis) and Aviation (+13% on a comparable basis). Other lines of business experienced a more limited growth (+3%) in a softening market.

The net technical result decreased by €6 million or -3% to €189 million:

– The current accident year net technical result decreased by €1 million to €166 million as the positive volume effect was more than offset by a slight increase of the current accident year net loss ratio by 0.3 point to 88.9%, notably reflecting increased case by case claims in Motor in France and in the UK as well as a more competitive price environment in Aviation and Liability.

– The prior accident year net technical result decreased by €7 million to €+23 million. 2005 is impacted by lower boni, notably in Aviation and in Property, while Liability and Motor reserves developments were more favourable.

Expenses increased by €6 million to €-203 million, mainly due to increased commission (€6 million or 7% to €98 million) in line with increased volume. Expense ratio decreased by 0.1 point to 12.9%, mainly due to increased earned premiums.

The combined ratio reached 100.9%, up 0.7 point, driven by a +0.8 point increase in the all accident years net loss ratio (to 87.9%).

Net investment result improved by €+26 million to €123 million mainly driven by higher income (€+10 million) reflecting mainly a higher asset base due to positive technical cash flows mainly invested in fixed maturities and €+16 million lower financing charges due to the subordinated debts restructuring implemented at the end of 2004.

Income tax expense increased by €7 million to €-37 million, reflecting mainly increasing taxable result.

As a consequence, underlying earnings increased by €+22 million to €72 million.

Adjusted earnings increased by €+5 million to €102 million, driven by the increase in the underlying earnings partly offset by decreased net capital gains. The €16 million decrease in net capital gains (to €30 million) resulted from €17 million higher net foreign exchange gains (€+10 million vs. a €-7 million loss, mainly on the dollar vs. € parity) and lower realized gains (€-34 million to €20 million).

Net income remained stable at €97 million, reflecting €6 million higher adjusted earnings compensated by a €-6 million worsening of the impact of the change in fair value of assets designated at fair value trough P&L.

AXA Cessions

Underlying earnings decreased by €8 million to €9 million, mainly due to (i) a €12 million decrease in the net technical margin (notably lower boni) together with (ii) a €1 million increase in general expenses and (iii) a €3 million positive tax impact due to a lower operating result.

AXA Assistance

Underlying earnings remained stable at €17 million mainly due to (i) a surging activity, offset by (ii) the sale of CAS, a UK based software company (contributing for €3 million in 2004 net of tax) and (iii) higher advertising costs in 2005.

Adjusted earnings increased by €+2 million to €19 million.

Net income increased by €24 million to €43 million mainly reflecting the €+2 million increased adjusted earnings and the sale of CAS (net impact of €+23 million).

Other transnational activities

Other transnational activities underlying earnings remained stable at €-41 million primarily attributable

– a €+27 million increase in US non life entities to €-41 million; 2005 was impacted by a €-12 million valuation allowance on a deferred tax asset versus € -31 million in 2004. In addition, the net technical result improved by €14 million, mainly explained by the 2004 charge linked to US hurricanes,

– a €-20 million decrease in European entities to € -19 million mainly driven by some negative reserve developments on UK entities,

– a €-6 million decrease in US life reinsurance entity to €19 million in line with the decrease in premium volume due to the runoff status of the business and the weak performance of US markets.

Adjusted and net income both decreased by €15 million to €-31 million explained by a €15 million lower gains realisation mainly as 2004 was impacted by a restructuring of the asset portfolio which induced some significant gains on equities and bonds.

Asset Management Segment

		(in euro millions)
CONSOLIDATED GROSS REVENUES	FY 2005	FY 2004
AllianceBernstein	2,581	2,434
AXA Investment Managers	1,195	944
TOTAL	3,776	3,378
Intercompany transactions	(343)	(293)
Contribution to consolidated gross revenues	3,433	3,084

		(in euro millions)
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	FY 2005	FY 2004
AllianceBernstein	240	204
AXA Investment Managers	156	95
UNDERLYING EARNINGS	396	300
Net realized capital gains attributable to shareholders	5	2
ADJUSTED EARNINGS	402	302
Profit or loss (excluding change) on financial assets (under fair value option) & derivatives	11	2
Exceptional operations (including discontinued operations)	3	–
Goodwill and other related intangible impacts	(4)	–
NET INCOME	411	304

AllianceBernstein

		(in euro millions)
	FY 2005	FY 2004
Gross revenues	2,581	2,434
Net underlying investment result	(21)	(22)
Total revenues	2,560	2,412
General expenses	(1,852)	(1,823)
Underlying operating earnings before tax	707	589
Underlying income tax expenses / benefits	(193)	(124)
Net income from investment in affiliates and associates	–	–
Minority interests	(274)	(261)
Underlying earnings group share	240	204
Net capital gains attributable to shareholders net of income tax	6	2
Adjusted earnings group share	246	207
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	–	–
Exceptional operations (including discontinued operation)	8	–
Goodwill and other related intangibles impacts	–	–
Net income group share	254	207
Average exchange rate : 1,00 € = $	1,2453	1,2438

Assets under Management (“AUM”) increased by €95 billion from year-end 2004 to €491 billion at the end of 2005 as net positive long-term inflows (€22 billion), a positive exchange rate impact (€63 billion) and market appreciation (€34 billion) more than offset the €24 billion decrease in AUM related to the sale of the Cash Management Services to Federated Investors and sale of foreign joint ventures.

Fees, commissions and other revenues were up €147 million to €2,581 million, or up 9% on a comparable basis, due to higher investment advisory fees driven by 11% higher average AUM and increased performance fees, partially offset by lower distribution revenues due to lower AUM in the Retail channel. In addition, Alliance has restructured its Private Client fee structure during the first half of 2005, effectively eliminating transaction charges while raising base fees.

General expenses increased by €30 million or up 2% at constant exchange rate, as higher compensation expense from increased earnings were offset by lower distribution costs and professional fees.

The underlying cost income ratio improved by 2.9 points from 71.6% in 2004 to 68.7% in 2005.	Income tax expenses increased by €69 million to € -193 million both on constant and current exchange rate basis due to higher pre tax-earnings and 2004 state tax reserve release of €28 million.

Underlying earnings increased by €36 million to €240 million both on constant and current exchange rate basis due to higher earnings and higher ownership interest in AllianceBernstein.

Adjusted earnings increased by €39 million to €246 million both on constant and current exchange rate basis driven by higher underlying earnings and higher net capital gains (€+3 million)

Net income increased by €47 million to €254 million or up €48 million at constant exchange rate due to higher adjusted earnings and net capital gains from the sale of Alliance cash management business (€5 million post tax) and India and South Africa joint ventures (€3 million post tax).

As a result of the acquisition of 16.32 million private units in 2004, AXA Financial’s ownership interest in AllianceBernstein increased from approximately 58% on average in 2004 to approximately 61% in 2005.

AXA Investment Managers (“AXA IM”)

	(in euro millions)
	FY 2005	FY 2004
Gross revenues	1,195	944
Net underlying investment result	27	15
Total revenues	1,222	959
General expenses	(956)	(795)
Underlying operating earnings before tax	267	163
Underlying income tax expenses / benefits	(78)	(51)
Net income from investment in affiliates and associates	–	–
Minority interests	(32)	(17)
Underlying earnings group share	156	95
Net capital gains attributable to shareholders net of income tax	(1)	–
Adjusted earnings group share	156	95
Profit or loss (excluding change) on financial assets (under FV option) & derivatives	11	2
Exceptional operations (including discontinued operation)	(5)	–
Goodwill and other related intangibles impacts	(4)	–
Net income group share	156	97

Assets Under Management (“AUM”) were €432 billion as of December 31, 2005, increasing by €87 billion compared to December 2004 (+25% on a comparable basis) mainly driven by positive net new money (€+34 billion), mainly from third-party institutional and retail clients, market improvement (€+38 billion), acquisition of AXA Framlington (€7 billion), and foreign exchange variance (€+6 billion).

Fees, commissions and other revenues, including those earned from AXA insurance companies eliminated in consolidation, increased by €251 million (or +27%) from 2004 to €1,195 million. Excluding fees retroceded to distributors, net revenues grew by 28% on a comparable basis, which is mainly driven by higher average AUM (+21% on a comparable basis), a better product mix and higher performance fees.

General expenses increased by €160 million to €-956 million. Excluding commissions paid to third-party agents, expenses increased by 23% to €-619 million on a comparable basis i.e. at a lower pace than revenues.

The operating cost income ratio improved from 76.8% to 73.9%.

Underlying and adjusted earnings, increased by €61 and €60 million to €156 million as a result of a business growth and an improvement in cost income ratio.

On October 31st, 2005 AXA IM SA purchased Framlington. The impact on 2005 underlying earnings was €4 million.

The net income increased by €59 million to €156 million.

Other Financial Services
Segment

The tables below present the revenues and the net income for the Other Financial Services segment for the periods indicated:

	(in euro millions)
CONSOLIDATED GROSS REVENUES	FY 2005	FY 2004
AXA Bank (Belgium)	339	268
AXA Banque (France)	70	105
AXA Bank (Germany)	28	28
Other (a)	4	4
TOTAL	441	404
Intercompany transactions	(13)	(17)
Contribution to consolidated gross revenues	428	387
(a) Includes CFP, CDO’s and Real Estate entities.

	(in euro millions)
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	FY 2005	FY 2004
AXA Bank (Belgium)	50	26
AXA Banque (France)	(8)	(10)
AXA Bank (Germany)	3	2
Other (a)	23	6
UNDERLYING EARNINGS	67	23
Net realized capital gains attributable to shareholders	6	–
ADJUSTED EARNINGS	72	23
Profit or loss (excluding change) on financial assets (under fair value option) & derivatives	8	(11)
Exceptional operations (including discontinued operations)	2	–
Goodwill and other related intangible impacts	–	–
NET INCOME	82	13
(a) Includes CFP, CDO’s and Real Estate entities.

AXA Bank Belgium

Underlying earnings increased by €24 million to €50 million mainly due to an improved interest margin and the reversal of a provision for risks related to loan activities in France following a favorable court decision (€16 million). This increase was partly offset by lower fixed income capital gains.

Adjusted earnings increased by €29 million to €55 million due to an ncrease in underlying earnings (€+24 million) and in capital gains on equities (€+6 million). Net income increased by €59 million to €69 million mainly driven by the increase in adjusted earnings (€+29 million) and the change in fair value of derivatives (€+27 million).

AXA Banque (France)

Adjusted and underlying earnings increased by €2 million to €-8 million resulting from higher under-

lying banking revenues, in line with the increased activity, and decreased expenses following non recurring media campaign in 2004.

Net income decreased by €8 million to €-11 million, reflecting a €-9 million unfavorable impact of the change in fair value of macro-hedging derivative instruments.

AXA Bank (Germany)

Gross revenues remained stable at €28 million.
Underlying and adjusted earnings both increased by €1 million to €3 million mainly explained by reduced expenses.

Other

CFP. Underlying earnings increased by €18 million to €18 million due to the positive impact of the run-off development in 2005.

Holding Company Activities

The Holding company activities consist of AXA’s non-company, AXA France Assurance, AXA Financial, operating companies, including mainly AXA parent AXA Asia Pacific Holdings and AXA UK Holdings.

	(in euro millions)
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	FY 2005	FY 2004
AXA	(282)	(263)
Other French holdings companies	(12)	(2)
Foreign holdings companies	(255)	(223)
UNDERLYING EARNINGS	(549)	(489)
Net realized capital gains attributable to shareholders	6	(1)
ADJUSTED EARNINGS	(543)	(489)
Profit or loss (excluding change) on financial assets (under fair value option) & derivatives	(4)	251
Exceptional operations (including discontinued operations)	(99)	150
Goodwill and other related intangible impacts	–	–
NET INCOME	(645)	(88)

AXA

Underlying earnings decreased by €19 million to €-282 million. Excluding €70 million of non recurring tax benefit in 2005 versus €65 million of non recurring tax benefit in 2004, underlying earning decreased by €24 million mainly driven by (i) a higher financial charge by €6 million, (ii) an increase in general expenses by €36 million due to initiatives for developing business and increasing costs in connection with the preparation of the Sarbanes-Oxley 404 attestation of effectiveness of internal controls, due for year-end 2006 and (iii) a tax saving of €19 million on dividends received.

The increase of financial charges is related to:

(i) €47 million higher interest expense, mainly due to the increase of $ denominated debt through cross-currency swaps, allowing to protect the group net asset denominated in $, and the extension of maturity on interest swaps in order to protect future financial charges, locked at higher rates than short term ones, partly offset by,

(ii) €31 million due to debt replaced by Undated Deeply Subordinated Notes issued at the end 2004-beginning 2005 (interest charges on Undated Deeply Subordinated Notes are recorded through equity),

(iii) the non-recurring 2004 interest charge on €10 million on the ORAN issued for Mony financing.

Adjusted earnings decreased by €43 million to €-286 million mainly driven by the decrease of (i) the underlying earnings and (ii) the mark to market related mainly to foreign currency swaps not qualified at net investment hedge by €20 million to €7 million.

The Mark-to-Market impact on the portion of derivative instruments which are not considered as hedge accounting under IFRS, decreased by €297 million mainly due to:

– the difference between 2004 and 2005 on the mark-to-market of foreign currencies options, hedging AXA Group underlying earnings denominated in foreign currencies, leads to a €67 million loss during 2005 versus a profit of €+73 million in 2004,

– the mark-to-market on interest rate swaps declines by €157 million mainly resulting from a lower decrease of Euro interest rates in 2005 than in 2004. Furthermore, additional hedge accounting qualifications, allowing to lower volatility of the mark-to-market, reduced the amount recorded through net income.

As a result and including AXA’s quota share related to settlement indemnity to Nationwide for €3 million, net income decreased by €342 million to €-328 million.

Other French holding companies

AXA France Assurance. Underlying and adjusted earnings decreased by €15 million to €-32 million, reflecting mainly the €14 million settlement with Armenian policyholders. Net income decreased by €22 million to €-40 million, due to the settlement of an indemnity to Nationwide in 2005 for €8 million.

Other French holdings. Underlying and adjusted earnings slightly increased by €5 million to respectively €20 million and €13 million. Due to favourable change in fair value of derivatives (€+29 million), net income was up €33 million to €41 million.

Foreign Holding Companies

AXA Financial Inc.
Underlying earnings decreased by €32 million on both current and constant exchange rate basis, to € -110 million due to higher net interest expense principally related to the MONY acquisition and higher stock based compensation expense. Adjusted earnings decreased by €29 million to € -108 million on both current and constant exchange rate basis. Net income decreased by €126 million in 2005, or by €127 million on a constant exchange rate basis, to €-170 million reflecting the after-tax loss on the sale of Advest in 2005 of €-69 million and the impact of a €43 million state tax release in 2004 related to the sale of DLJ in 2000.

AXA Asia Pacific Holdings1, [2]
Underlying Earnings of €-3 million decreased by €3 million due to additional costs associated with the expansion strategy in the Asian region.

Adjusted Earnings of €-2 million decreased by €14 million, largely due to the recognition of gains in 2004 on deemed ineffective swaps.

Net income of €-5 million decreased by €17 million mainly reflecting the recognition of gains in 2004 on deemed ineffective swaps.

AXA UK Holdings
Underlying earnings decreased by €24 million in 2005 to €-96 million due to a €21 million increase in tax mainly explained by a provision for unremitted overseas earnings in Ireland partly offset by various prior year tax provision releases, together with a €6 million reduction in the net investment result.

Adjusted earnings consequently decreased by €25 million or €26 million at constant exchange rate.

Net income included €-8 million (net of tax) indemnity to Nationwide and was down €-33 million or € -34 million to €-105 million.

Other foreign holding companies

German Holding companies
Underlying earnings increased by €30 million to €-19 million mainly due to the implementation of a tax grouping with AXA Versicherung.

(1) All comparisons to prior year figures are on a constant exchange rate basis.
(2) AXA interest in AXA Asia Pacific Group is 52.95% broken down into 51.6% direct interest holding and an additional 1.35% owned by AAPH Executive plan trust (newly consolidated under IFRS).

Adjusted earnings increased by €68 million to €-1 million mainly driven by the improvement of underlying earnings (€+30 million) and to a €+36 million impact linked to the final settlement in 2005 of the sale of Cologne Re JV announced in 2003.

Net income improved by €82 million to €-1 million due to better adjusted earnings and the non recurrence of a €14 million capital loss on Bausparkasse sale in 2004.

Belgium Holding companies
Underlying and adjusted earnings decreased by €6 million to €-24 million and €-25 million respectively mainly due to indemnity fee paid following the early repayment of a loan.

Net income decreased by €31 million to €-33 million as a result of lower underlying earnings, the non recurrence of the capital gains recognized on the disposal of Crealux, treated as an exceptional operation in 2004 and the settlement of an indemnity to Nationwide in 2005 for €8 million.

Outlook

The solid revenue growth and very strong earnings growth of 2005 mark the first milestones on AXA’s path towards reaching its Ambition 2012 objective of becoming the preferred company in the industry.

Management believes that the Group should benefit from this positive momentum in 2006:

– The combination of higher assets under management and the ongoing favorable trend for higher margin unit-linked products should underpin Life and Savings and Asset Management underlying earnings growth;

– In Property and Casualty – barring any major catastrophes – AXA’s geographic diversification and price discipline lead management to believe in a stabilization of loss ratios, despite a slightly less favorable underwriting environment;

– In International Insurance, a return to a more normalized claims environment would contribute to improved earnings.

Barring a significant downturn in the equity markets, net capital gains should contribute €600 to €800 million to adjusted earnings in 2006.

Glossary

Comparable basis
On a comparable basis means that the data for the current year period were restated using the prevailing foreign currency exchange rate for the same period of prior year (constant exchange rate basis) and eliminated the results of acquisitions, disposals and business transfer (constant structural basis) and of changes in accounting principles (constant methodological basis), in one of the two periods being compared.

Adjusted earnings
Adjusted earnings represent the net income (group share) before:

(i) The impact of exceptional operations (primarily change in scope, including restructuring costs related to a newly acquired company during the considered accounting period).

(ii) Goodwill and other related intangible impacts, and

(iii) Profit and loss on financial assets accounted for under fair value option (excluding assets backing contract liabilities for which the financial risk is borne by the policyholder) and derivatives related to invested assets (excluding (i) all impacts of foreign exchange except the ones related to currency options in earnings hedging strategies and (ii) those related to insurance contracts evaluated according to the “selective unlocking “accounting policy).

Adjusted earnings per share (adjusted EPS) represents the AXA’s consolidated adjusted earnings, divided by the weighted average number of outstanding ordinary shares.

Adjusted earnings per share diluted (adjusted EPS diluted) represents the AXA’s consolidated adjusted earnings, divided by the weighted average number of outstanding ordinary shares, on a diluted basis (that is to say including the potential impact of all outstanding dilutive stock options being exercised performance shares, and conversion of existing convertible debt into shares provided that their impact is not anti-dilutive).

Underlying earnings
Underlying earnings correspond to adjusted earnings excluding net realized capital gains attributable to shareholders.

Net realized gains or losses attributable to shareholders include:

– i) realized gains and losses (on assets not designated under fair value option or trading assets) ii)change in impairment valuation allowance, iii) foreign exchange rates impacts (including derivatives and except the ones mentioned above) net of tax,

– related impact on policyholder participation net of tax (Life business),

– DAC and VBI amortization or other reactivity to those elements if any (Life business).

The Statement of Income referred here-after and presented page 171 of the current document is based on an underlying basis.

Life & Savings Margin Analysis
Life & Savings margin analysis is presented on an underlying basis.

Even though the presentation of Margin Analysis is not the same as the Statement of Income (underlying basis), it is based on the same GAAP measures as used to prepare the Statement on Income in accordance with IFRS. As a result, the operating income under Margin Analysis is equal to that reported in AXA’s Statement of Income for the segment.

There are certain material differences between the detailed line-by-line presentation in the Statement of Income and the components of Margin Analysis as set out below.

– For insurance contracts and investment contracts with DPF:

(i) Gross premiums (net of deposits), fees and other revenues are allocated in the Margin Analysis based on the nature of the revenue between “Fees and Revenues” and “Net Technical Margin”.

(ii) Policyholders’ interest in participating contracts is reflected as a change in insurance benefits in the Statement of Income. In the Margin Analysis, it is allocated to the related margin, that is, primarily, the “Investment Margin” and the “Net Technical Margin”.

(iii) The “Investment margin” represents the net investment result in the Statement of Income and is adjusted to take into account the related policy-holders’ participation (see above) as well as changes in specific reserves linked to invested assets returns and to exclude the fees on (or contractual charges included in) contracts with a financial risk borne by policyholders, which are included in “Fees and Revenues”.

(iv) Change in URR (Unearned Revenue Reserve – capitalization net of amortization) is presented in the line “Change in unearned premiums net of unearned revenues and fees” in the underlying Statement of Income, whereas it is located in the line “Fees & Revenues” in the Margin analysis.

– For investment contracts without DPF:

(i) Deposit accounting is applied. As a consequence, fees and charges related to these contracts are presented in the underlying Statement of Income within Gross consolidated revenues on a separate line, and in Margin analysis in the lines “Fees & Revenues” and “Net Technical margin”.

(ii) Change in UFR (Unearned Fees Reserve – capitalization net of amortization) is presented in the line “Change in unearned premiums net of unearned revenues & fees” in the underlying Statement of Income, whereas it is located in the line “Fees & Revenues” in the Margin analysis.

Underlying Investment margin includes the following items:

(i) Net investment income.

(ii) Interests and bonuses credited to policyholders and unallocated policyholder bonuses (and the change in specific reserves purely linked to invested assets returns) related to the net investment income.

Underlying Fees & Revenues include:

(i) Revenues derived from mutual fund sales (which are part of consolidated revenues).

(ii) Loading charged to policyholders on premiums / deposits and fees on funds under management for separate accounts (unit-linked) business.

(iii) Loading on (or contractual charges included in) premiums / deposits received on all non unit-linked product lines.

(iv) Deferral income such as capitalization net of amortization of URR (Unearned Revenue Reserve) and UFR (Unearned Fees Reserve).

(v) Other fee revenues, e.g., fees received on financial planning, sales of third party products.

Underlying Net Technical result includes the following components:

(i) Mortality/morbidity margin: The amount charged to the policyholder in respect of mortality/morbidity for the related period less benefit and claims. It is equal to the difference between income for assuming risk and the actual cost of benefits, including changes in valuation assumptions and additional reserves for mortality risk. This margin does not include the claims handling costs and change in claims handling cost reserves.

(ii) Surrender margin: The difference between the benefit reserve and the surrender value paid to the policyholder in the event of early contract termination.

(iii) Policyholder bonuses if the policyholder participates in the risk margin.

(iv) Other changes in insurance reserves and economic hedging strategies impacts related to insurance contracts valuated according to the “selective unlocking” accounting policy allowing liabilities adjustment so as to better reflect the current interest rates for these contracts.

(v) Ceded reinsurance result.

Underlying Expenses are:

(i) Acquisition expenses, including commissions and general expenses allocated to new business, related to insurance products as well as to other activities (e.g., mutual fund sales).

(ii) Capitalization of acquisition expenses linked to new business: Deferred Acquisition Costs (DAC)

and net rights to future management fees only for investment contracts without DPF.

(iii) Amortization of acquisition expenses on current year and prior years new business, including the impact of interest capitalized: amortization charge for Deferred Acquisition Costs (DAC) and net rights to future management fees only for investment contracts without DPF.

(iv) Administrative expenses.

(v) Claims handling costs.

(vi) Policyholder bonuses if the policyholder participates in the expenses of the company.

Underlying VBI amortization includes VBI (Value of Purchased Life Business In-force) amortization related to underlying margins, as well as amortization of other intangibles related to the in-force business.

Underlying Operating earnings before tax corresponds to the income derived from operations, before tax, minority interest, and goodwill and other related intangible impact.

Life & Savings cost income Ratio
Underlying cost income ratio: Expenses as defined above/“underlying” operating margin, where:

– Expenses are total expenses, excluding expenses related to mutual fund business net of Participating Benefits, excluding deferral and amortization of Deferred Acquisition Costs (DAC) and net rights to future management fees and excluding amortization of Value of purchased Life Business In-force (VBI),

– “Underlying” operating margin is the sum of (i) Underlying Investment margin; (ii) Underlying Fees and revenues excluding the change in deferral income, and (iii) Underlying Net technical Margin (all items defined above).

Property & Casualty (including AXA Corporate Solutions Assurance) Underlying net investment result includes the net investment income less the recurring interest credited to insurance annuity reserves.

Underlying net technical result is the sum of the

following components:

(i) Earned premiums, gross of reinsurance.

(ii) Claims charges, gross of reinsurance.

(iii) Change in claims reserves, including claims handling costs reserves, gross of reinsurance, less the recurring interest credited to insurance annuity reserves.

(iv) Claims handling costs.

(v) Net result of ceded reinsurance.

Expense ratio is the ratio of:

(i) Expenses (excluding claims handling costs but including non recurring expenses), to

(ii) Earned revenues, gross of reinsurance.

Expenses include two components: expenses (including commissions) related to acquisition of contracts (with the related acquisition ratio) and all other expenses (with the related administrative expense ratio).

Current accident year loss ratio (Property & Casualty) net of reinsurance is the ratio of:

(i) [current year claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on current accident year excluding the recurring interest credited to the insurance annuity reserves], to

(ii) Earned revenues, gross of reinsurance.

All accidents year loss ratio (Property & Casualty) net of reinsurance is the ratio of:

(i) [all accident years claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on all accident years excluding the recurring interest credited to the insurance annuity reserves] to,

(ii) Earned revenues, gross of reinsurance.

The combined ratio is the sum of (i) the expense ratio and (ii) the loss ratio (all accident years).

AXA RE
Covers are specific reinsurance treaties, bought to protect all or a portion of the company’s portfolio against major losses. If such losses do not occur over the insured period, a profit commission (or “no-claim bonus”) is paid to the ceding company. In general, the cost of a cover is accrued (or by extension “earned”) ratably over the treaty period. Major losses are defined as any event whose ultimate cost, gross of reinsurance and reinstatement premiums, is greater than $30 million.

Net technical margin includes:

(i) Earned premiums, net of reinsurance (cession / retrocession and covers).

(ii) Claims charge all accident years, net of reinsurance, including major losses.

(iii) Commissions (fixed commissions, sliding scale commissions as well as profit commissions), (a) paid to the ceding companies and (b) received from the reinsurance companies.

(iv) Claims handling costs.

Net attritional margin on current accident year includes the following elements:

(i) Earned premiums, net of cession/retrocession (reinsurance ceded excluding covers),

(ii) Current year claims charge (excluding major losses), net of cession / retrocession,

(iii) Commissions (fixed commissions, sliding scale commissions and profit commissions), (a) paid to the ceding companies and (b) received from the reinsurance companies, excluding commissions related to covers,

(iv) Claims handling costs.

Asset Management
Net New Money: Inflows of client money less out-flows of client money. Net New Money measures the impact of sales efforts, product attractiveness (mainly dependent on performance and innovation), and the general market trend in investment allocation.

Operating Cost Income Ratio: operating expenses over net revenues (including performance fees).

Consolidated Financial Statements

Consolidated Balance Sheet / p. 232 *Consolidated Statement of Income / p. 235*
Statement of consolidated cash flows / p. 236
Consolidated Statement of Shareholders' Equity / p. 238
Notes to the Consolidated Financial Statements / p. 242

231

Consolidated Balance Sheet

Assets

				(in euro millions)
Notes		IFRS		French GAAP (*)
		Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2004	Dec. 31, 2003
6	Goodwill	13,559	12,204	12,423	12,874
7	Value of purchased business in force (a)	2,623	3,123	2,993	2,814
8	Deferred acquisition costs and equivalent (b)	15,475	13,008	11,954	10,993
9	Other intangible assets	1,074	597	629	556
	Intangible assets	32,731	28,932	27,998	27,237
	Investments in real estate property	12,810	12,233	11,702	11,727
	Invested financial assets (c)	286,647	251,516	229,258	212,431
	Loans (d)	18,332	18,114	18,156	17,009
	Assets backing contracts where the financial risk is borne by policyholders (e)	141,410	112,387	113,786	101,002
10	Investments from insurance activities (f)	459,200	394,250	372,902	342,169
10	Investments from banking and other activities (f)	10,084	11,336	8,962	8,100
11	Investments in associates – Equity method	208	330	871	1,254
15	Reinsurer’s share in insurance and investment contracts liabilities	9,087	7,898	7,897	8,489
	Tangible assets	1,247	1,290	1,139	1,243
	Other long term assets (g)	281	2,260	3,495	3,209
	Deferred policyholder’s participation asset	–	–	–	–
	Deferred tax asset	3,757	3,731	2,515	2,053
	Other assets	5,285	7,281	7,148	6,504
	Receivables arising from direct insurance and inward reinsurance operations	9,713	8,167	10,318	11,372
	Receivables arising from outward reinsurance operations	888	2,134	–	–
	Receivables arising from banking activities	12,818	11,481	11,417	10,956
	Receivables – current tax position	806	412	409	255
	Other receivables (h)	14,358	9,590	11,687	13,575
12	Receivables	38,585	31,784	33,831	36,158
	Assets held for sale and relating to discontinued operations	102	62	–	–
13	Cash and cash equivalents	21,402	22,494	21,352	19,322
	TOTAL ASSETS	576,682	504,367	480,961	449,233
(*) French GAAP information is disclosed under the IFRS presentation format.
(a) Amounts shown gross of tax.
(b) Amounts gross of unearned revenue reserve and unearned fee reserve
(c) Financial assets excluding loans and assets backing contracts where the financial risk is borne by policyholders.
Includes fixed maturities, equities, controlled and non controlled investment funds.
(d) Includes policy loans.
(e) Includes assets backing contracts with Guaranteed Minimum features.
(f) Also includes trading financial assets and accrued interest. All financial amounts are shown net of derivatives impact (please refer to Note 20).
(g) Includes long term assets, i.e. when maturity is above 1 year.
(h) Includes short term assets, i.e. when maturity is below 1 year.

Liabilities

				(in euro millions)
Notes		IF RS		French GAAP (*)
		Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2004	Dec. 31, 2003
	Share capital and capital in excess of nominal value	18,120	19,385	19,719	18,056
	Reserves and translation reserve	11,553	5,400	3,919	4,340
	Net income for the period	4,173	3,738	2,519	1,005
	Shareholders’ equity – Group share	33,847	28,523	26,157	23,401
	Minority interests	2,763	2,311	2,206	2,469
14	Total minority interests and shareholders’ equity	36,609	30,834	28,363	25,870
	Liabilities arising from insurance contracts	246,201	227,843	257,358	246,560
	Liabilities arising from insurance contracts where the financial risk is borne by policyholders (a) (h)	92,888	73,578	113,929	101,004
	Total liabilities arising from insurance contracts (b)	339,088	301,421	371,287	347,564
	Liabilities arising from investment contracts with discretionary participating features	32,890	31,662	–	–
	Liabilities arising from investment contracts with no discretionary participating features	926	869	–	–
	Liabilities arising from investment contracts where the financial risk is borne by policyholders (c)	48,549	39,127	–	–
	Total liabilities arising from investment contracts (b)	82,365	71,659	–	–
	Unearned revenues and unearned fees reserves	1,835	1,675	–	–
	Liabilities arising from policyholder’s participation (d)	25,665	19,798	14,871	13,037
	Derivatives relating to insurance and investment contracts	(148)	(32)	–	–
15	Liabilities arising from insurance and investment contracts	448,805	394,520	386,158	360,600
16	Provisions for risks and charges	8,761	7,729	4,392	4,964
	Subordinated debt	7,752	8,089	9,235	8,453
	Financing debt instruments issued	2,817	2,903	2,964	4,459
	Financing debt owed to credit institutions	17	17	17	29
17	Financing debt (e)	10,585	11,009	12,216	12,941
	Deferred tax liability	7,449	6,895	2,805	1,954
	Minority interests of controlled investment funds and puttable instruments held by minority interests holders (f)	5,115	3,717	–	–
	Other debt instruments issued and bank overdrafts (g)	8,411	7,784	5,830	4,518
	Payables arising from direct insurance and inward reinsurance operations	4,680	3,863	6,062	6,714
	Payables arising from outward reinsurance operations	3,507	3,588	1,376	1,598
	Payables arising from banking activities	12,083	12,285	12,220	11,563
	Payables – current tax position	1,382	954	975	388
	Derivatives relating to other financial liabilities	303	1	–	–
	Other payables	28,993	21,187	20,565	18,122
18	Payables	64,473	53,380	47,027	42,903
	Liabilities held for sale or relating to discontinued operations	–	–	–	–
	TOTAL LIABILITIES	576,682	504,367	480,961	449,233

(*) French GAAP information is disclosed under the IFRS presentation format.
(a) Also includes liabilities arising from contracts with Guaranteed Minimum features.
(b) Amounts shown gross of reinsurer’s share in liabilities arising from contracts.
(c) Liabilities arising from investment contracts with discretionary participating feature and investment contracts with no discretionary participating feature where the financial risk is borne by policyholders.
(d) Also includes liabilities arising from deferred policyholder’s participation.
(e) Financing debt amounts are shown net of effect of derivative instruments (please refer to Note 20).
(f) Mainly comprises minority interests of controlled mutual funds puttable at fair value – also includes put options granted to minority shareholders.
(g) Includes effect of derivative instruments (please refer to Note 20).
(h) Under French GAAP, liabilities arising from contacts with financial risk borne by the policyholders are shown within insurance contracts.

Liabilities

				(in euro millions)
Notes		IFRS		French GAAP (*)
		Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2004	Dec. 31, 2003
	Liabilities arising from insurance contracts with financial risk borne by the policyholders	92,888	73,578
	Liabilities arising from investment contracts with financial risk borne by the policyholders	48,549	39,127
	Total Liabilities arising from contracts with financial risk borne by the policyholders	141,437	112,705	113,929	101,004
	Liabilities arising from insurance contracts	246,201	227,843
	Liabilities arising from investment contracts with discretionary participating feature	32,890	31,662
	Liabilities arising from investment contracts with no discretionary participating feature	926	869
	Total Liabilities arising from insurance and investment contracts	280,017	260,374	257,358	246,560
(*) French GAAP information is disclosed under the IFRS presentation format.

Consolidated statement of income

CONSOLIDATED STATEMENT OF INCOME		(in euro millions, except EPS which is in euros)
Notes		IF RS		French GAAP (*)
		Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2004
	Gross written premiums	65,995	62,152	67,407
	Fees and charges relating to investment contracts with no participating feature	509	417	–
	Revenues from insurance activities	66,504	62,570	67,407
	Net revenues from banking activities	428	386	370
	Revenues from other ativities (a)	4,739	4,074	3,966
21	Total revenues	71,671	67,030	71,743
	Change in unearned premiums net of unearned revenues and fees	(484)	(104)	47
	Net investment income (b)	13,951	12,941	13,000
	Net realized investment gains and losses (c)	3,557	3,282	1,978
	Change in fair value of financial instruments at fair value through profit & loss	16,008	12,588	11,449
	Change in financial instruments impairment (d)	(210)	(444)	(71)
22	Net investment result excluding financing expenses	33,306	28,367	26,356
	Technical charges relating to insurance activities (e)	(81,791)	(72,959)	(77,148)
23	Net result from outward reinsurance	(141)	(1,063)	(1,064)
	Bank operating expenses	(61)	(101)	(122)
25	Acquisition costs (f)	(6,537)	(5,957)	(5,956)
	Amortization of the value of purchased business in force and of other intangible assets	(558)	(468)	(283)
25	Administrative expenses	(8,596)	(7,906)	(7,627)
	Change in tangible assets impairment	(3)	(10)	(11)
	Other income and expenses (g)	(81)	(239)	(195)
	Other operating income and expenses	(97,769)	(88,703)	(92,405)
	Income from operating activities before tax	6,724	6,589	5,742
11	Income arising from investments in associates – Equity method	21	55	76
	Financing debts expenses (h)	(602)	(583)	(575)
	Operating income before tax	6,142	6,061	5,243
19	Income tax	(1,411)	(1,814)	(1,372)
	Net operating result	4,732	4,247	3,871
	Change in goodwill impairment (i)	(70)	(36)	(1,031)
	Result from discontinued operations net of tax	–	–	–
	Net consolidated income	4,661	4,211	2,840
	Minority interests share in net consolidated result	(488)	(473)	(321)
	Net income Group share	4,174	3,738	2,519
(*) French Gaap information is disclosed under the IFRS presentation format.
(a) Excludes insurance and banking activities.
(b) Net of investment management costs.
(c) Includes impairment write back on sold invested assets.
(d) Excludes impairment write back on sold invested assets.
(e) Includes changes in liabiities arising from insurance contracts and investment contracts (with or with no participating feature) where the financial risk is borne by policyholders for 13,978 million euros as a counterpart of change in fair value of financial instrument at fair value through profit & loss (10,543 million euros in 2004).
(f) Includes acquisition costs and change in deferred acquisition costs relating to insurance contracts and investment contracts with discretionary participating feature as well as change in rights to future management fees relating to investment contracts with no discretionary participating feature.
(g) Notably includes financial charges in relation to other debt instruments issued and bank overdraft.
(h) Net balance of income and expenses related to derivatives on financing debt (however excludes change in fair value of these derivatives).
(i) Includes change in impairment and amortization of intangible assets as well as negative goodwill.

CONSOLIDATED STATEMENT OF INCOME		(in euro millions, except EPS which is in euros)
Notes		IFRS		French GAAP (*)
		Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2004
27	Earnings per share	2.22	2.07	1.37
	Fully diluted earnings per share	2.19	1.99	1.32
	Underlying earnings (j)	3,258	2,637	2,723
	Underlying earnings per share	1.73	1.46	1.48
	Fully diluted underlying earnings per share	1.72	1.42	1.43
	Adjusted earnings (k)	4,108	3,342	2,901
	Adjusted earnings per share	2.18	1.85	1.57
	Fully diluted adjusted earnings per share	2.16	1.78	1.52
(*) French Gaap information is disclosed under the IFRS presentation format.
(j) Underlying earnings correspond to adjusted earnings excluding net realized capital gains attributable to shareholders. Net realized gains or losses attributable to shareholders include:
– i) realized capital gains and losses (on assets not designated under fair value option or trading assets) ii) change in impairment valuation allowance, iii) foreign exchange rates impacts (including derivatives and except the ones mentioned above) net of tax,
– related impact on policyholder participation net of tax (life business),
– DAC and VBI amortization or other reactivity to those elements if any (life business).
For more information, a reconcilation from adjusted earnings to net income is provided in the Management Discussion and analysis.
(k) Adjusted earnings represent the net income (group share) before:
(i) The impact of exceptional operations (primarily change in scope, including restructuring costs related to a newly acquired company during the considered accounting period).
(ii) Goodwill and other related intangible impacts, and
(iii) Profit and loss on financial assets accounted for under the fair value option (excluding assets backing contract where the financial risk is borne by the policyholder) and derivatives related to invested assets (excluding (i) all impacts of foreign exchange except the ones related to currency options in earnings hedging strategies and (ii) those related to insurance contracts valued according to the “selective unlocking” accounting policy).
For more information, a reconciliation adjusted earnings to net income is provided in the Management Discussion and analysis.

Statement of consolidated
cash flows

		(in euro millions) (a)
		2005	2004
	Income from operating activities, gross of tax expenses	6,723	6,589
(+/–)	Net capital gains / (losses) from investing activities	(3,921)	(3,668)
(+)	Net amortization expense	831	649
(+)	Net change in valuation allowances	214	455
(+)	Change in deferred acquisition costs	(1,538)	(1,548)
(+)	Change in insurance liabilities and financial liabilities related to investment contracts	31,103	24,702
(+)	Net allowance to other provisions	(23)	(37)
(-)	Dividends recorded in profit & loss during the period	(1,781)	(1,344)
(-)	Interests recorded in profit & loss during the period	(12,975)	(10,786)
(+)	Change in fair value of financial instruments accounted for at fair value trough profit & loss (excluding cash and cash equivalent)	(15,962)	(12,301)
(+)	Other non-cash items included in income from operating activities	66	(757)
	Adjustments linked to non monetary items and to investing and divesting activities included in the income from operating activities	(3,986)	(4,635)
(+)	Deposit accounting (Net cash)	1,201	924
(+)	Dividends and interim dividends collected	1,801	1,386
(+)	Interests collected	13,184	10,697
(+/–)	Change in operating receivables and payables	(965)	1,326
(+)	Net cash provided by other assets and liabilities	5,246	4,766
(-)	Tax expenses paid	(1,132)	(882)

		(in euro millions) (a)
		2005	2004
	Net cash provided by operating activities	22,073	20,170
(-)	Purchase of subsidiaries and affiliated companies, net of cash acquired (b)	(1,583)	(3,938)
(+)	Disposal of subsidiaries and affiliated companies, net of cash ceded (b)	891	856
(-)	Purchase of shares of affiliated companies	–	(72)
(+)	Disposal of shares of affiliated companies	–	352
	Net cash related to changes in scope of consolidation	(691)	(2,801)
(+)	Sales of fixed maturities	70,722	84,965
(+)	Sales of equity securities	19,604	22,072
(+)	Sales of investment property	962	1,620
(+)	Sales and/or repayment of loans and other assets	11,974	4,222
	Net cash related to sales and repayments of financial assets	103,262	112,878
(-)	Purchases of fixed maturities	(79,833)	(82,677)
(-)	Purchases of equity securities	(19,685)	(34,416)
(-)	Purchases of investment property	(991)	(1,043)
(-)	Purchases and/or issues of loans and other assets (c)	(20,878)	(8,284)
	Net cash related to purchases and issuance of financial assets	(121,387)	(126,421)
(+)	Sales of tangible and intangible assets	225	33
(-)	Purchases of tangible and intangible assets	(214)	(221)
	Net cash related to sales and purchases of tangible and intangible assets	11	(187)
	Net cash provided by investing activities	(18,805)	(16,531)
(+)	Issuance of equity instruments	652	2,278
(-)	Repayments of equity instruments	(2)	58
(+/–)	Transactions on treasury shares	(512)	–
(-)	Dividends payout	(1,308)	(924)
	Net cash related to transactions with shareholders	(1,170)	1,412
(+)	Cash provided by financial debts issuance	301	791
(-)	Cash used for financial debts repayments	(3,072)	(2,048)
(-)	Interest on financing debt paid (excluding accrued interest)	(725)	(775)
	Net interest margin of hedging derivatives on financing debt	–	–
	Net cash related to Group financing	(3,497)	(2,032)
	Net cash provided by financing activities	(4,667)	(620)
	Cash and cash equivalent as of 1st January	21,830	18,858
	Net cash provided by operating activities	22,073	20,170
	Net cash provided by investing activities	(18,805)	(16,531)
	Net cash provided by financing activities	(4,667)	(620)
	Net impact of foreign exchange fluctuations on cash and cash equivalent	71	(166)
	Impact of changes in scope on cash and cash equivalent	138	117
	Net cash provided by assets and liabilities held for sale discontinued operations	–	–
	Cash and cash equivalent at 31 December	20,640	21,830
(a) The statement of cash flows does not include cash flows relating to investment funds in a “satellite block” (see section 1.7.2 of the note on “Accounting policies and methods” or cash flows relating to cash backing contracts where the financial risk is borne by the policyholder (unit-linked contracts).
(b) These items include the impact of purshases and sales of units in a consolidated mutual funds.
(c) ) Including investments backing contracts where the financial risk is borne by the policyholder.

		(in euro millions)
	Dec. 31, 2005	Dec. 31, 2004
Cash and cash equivalent	21,402	22,494
Bank overdrafts (a)	(762)	(664)
Cash and cash equivalent at 31 December	20,640	21,830
(a) Included in “Other debt instruments issued and bank overdrafts”.

Consolidated Statement of
Shareholders’ Equity

					Attributable
			Share Capital
	Number of shares (in thousands)	Nominal value (euros)	Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders’ equity opening 1-1-2005	1,908,444	2.29	4,370	15,401	(386)
Capital	(36,839)	2.29	(84)
Capital in excess of nominal value				(966)
Including proceeds from shares issued				–
Equity – share based compensation				57
Change in scope of consolidation
Treasury shares					(272)
Equity component of compound financial instruments
Super subordinated debt
Accrued interests – Super subordinated debt
Dividends paid AXA
Impact of transactions with shareholders	(36,839)	2.29	(84)	(909)	(272)
Reserves relating to changes in fair value through shareholders’ equity
Others					–
Translation reserves			–	–	–
Employee benefits actuarial gains and losses trough OCI (b)
Income allocation
Net income of the period
Total recognised income and expense for the period (SORIE)			–	–	–
Shareholders’ equity closing 12-31-2005	1,871,605	2.29	4,286	14,492	(658)
NB : amounts are presented net of impacts of shadow accounting and of its effects on policyholder’s benefit, deferred acquisition costs, and value of business in force.
(a) Mainly equity components of compounded financial instruments (i.e. for example convertible bonds).
(b) Actuarial gains and losses accrued since January 1, 2005.

				(in euro millions, except for number of shares and nominal value)
to shareholders						Shareholder’s	Shareholder’s
	Other reserves					Equity Group	minority
Reserves relating to the change in FV of financial instruments available for sale	Reserves relating to the change in FV of hedge accounting derivatives (cash flow hedge)	Reserves relating to revaluation of tangible assets	Others (a)	Translation reserve	Undistributed profits and other reserves	share	interests
5,720	53	–	827	(724)	3,261	28,523	2,311
						(84)
						(966)
						–
						57
(2)	–	–	–		–	(2)	23
						(272)
			–			–
			250			250
			(33)			(33)
					(1,164)	(1,164)	–
(2)	–	–	217	–	(1,164)	(2,215)	23
2,393	22	3			–	2,418
			(1)	5	(70)	(65)	(280)
–	–	–	–	1,428	–	1,428	230
					(415)	(415)
					–	–	(9)
					4,173	4,173	488
2,393	22	3	(1)	1,433	3,689	7,539	429
8,111	75	3	1,043	710	5,785	33,847	2,763

					Attributable
	Number of shares (in thousands)	Nominal value (euros)	Share Capital Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders’ equity opening 01-01-2004	1,778,103	2.29	4,072	14,008	(510)
Capital	130,341	2.29	298
Capital in excess of nominal value	–			1,364
Including proceeds from shares issued				–
Equity – share based compensation				28
Change in scope of consolidation
Treasury shares					124
Equity component of compound financial instruments
Super subordinated debt
Accrued interests – Super subordinated debt
Dividends paid AXA
Impact of transactions with shareholders	130,341	2.29	298	1,392	124
Reserves relating to changes in fair value through shareholders’ equity
Others					–
Translation reserves			–	–	–
Employee benefits actuarial gains and losses trough OCI (b)
Income allocation
Net income of the period
Total recognised income and expense for the period (SORIE)			–	–	–
Shareholders’ equity closing 12-31-2004	1,908,444	2.29	4,370	15,401	(386)
NB : amounts are presented net of impacts of shadow accounting and of its effects on policyholder’s benefit, deferred acquisition costs, and value of business in force.
(a) Mainly equity components of compounded financial instruments (i.e. for example convertible bonds).
(b) Actuarial gains and losses accrued since January 1, 2004.

					(in euro millions, except for number of shares and nominal value)
to shareholders						Shareholder’s	Shareholder’s
	Other reserves					Equity Group	minority
Reserves relating to the change in FV of financial instruments available for sale	Reserves relating to the change in FV of hedge accounting derivatives (cash flow hedge)	Reserves relating to revaluation of tangible assets	Others (a)	Translation reserve	Undistributed profits and other reserves	share	interests
4,213	45	–	183	(0)	458	22,469	2,322
						298
						1,364
						–
						28
–	–	–	3		–	3	(35)
						124
			–			–
			625			625
			(2)			(2)
					(676)	(676)	–
0	–	–	626	–	(676)	1,766	(35)
1,505	9	–			–	1,514
			19		61	81	(299)
–	–	–	–	(724)	–	(724)	(143)
					(319)	(319)
					–	–	(7)
					3,738	3,738	473
1,505	9	–	19	(724)	3,480	4,290	24
5,720	53	–	827	(724)	3,261	28,523	2,311

Notes to the consolidated
financial statements

Note 1:

Accounting principles

1.1. General information

AXA, a French “société anonyme” (the “Company” and, together with its consolidated subsidiaries, “AXA” or the “Group”), is the holding (parent) company for an international financial services group focused on financial protection, insurance and asset management. AXA operates principally in Western Europe, North America and Asia-Pacific. The list of entities included in the scope of the AXA’s consolidated financial statements is provided in note 3 of the notes to the consolidated financial statements.

AXA operates in the following primary business segments:
– Life & Savings,
– Property & Casualty,
– International Insurance, including reinsurance, and
– Asset Management and Other Financial services.

AXA has its primary listing on the Eurolist Paris stock exchange and has been listed since August 1996 on the New York Stock Exchange (“NYSE”).

Consolidated financial statements have been approved by the Management Board on February 20, 2006.

1.2. General accounting principles

1.2.1. Basis for preparation
AXA’s consolidated financial statements are prepared as at December 31. Certain entities within AXA have a reporting year-end that does not coincide with December 31, in particular AXA Life Japan and its subsidiaries, which have a September 30 financial year-end.

The restated 2005 financial statements were prepared in accordance with IFRS standards and with IFRIC interpretations that had been adopted by the European Union as of December 31, 2005. However, the Group does not use the “carve out” option not to apply all hedge accounting principles as defined by IAS 39.

The financial statements for the period ended December 31, 2005, since they concern the first period in which IFRS have been applied, comply with IFRS 1 (First-time adoption of IFRS).

Standards published but not effective
The Group has not elected for early adoption of IFRS 7 (Financial instruments: disclosures) or the amendment to IAS 1 (Capital disclosures).

However, the Group has elected for early adoption in both 2004 and 2005 of the amendment to IAS 39 (Financial instruments: recognition and measurement) relating to the fair value option, and the amendment to IAS 19 (Employee benefits) relating to actuarial gains and losses, group plans and disclosures. Early adoption was encouraged for these standards, which are effective for accounting periods starting on or after 1 January 1, 2006.

Preparation of financial statements
The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions. It requires a degree of judgment in the application of Group accounting principles described below. The main balance sheet captions concerned are goodwill (impairment tests described in section 1.6.1), the value of purchased business in force, deferred acquisition costs, a limited portion of assets stated at fair value, liabilities relating to the insurance business, retirement benefit commitments and items related to equity-based compensation. The principles set out below specify the measurement methods used. These methods, along with key assumptions where required and where meaningful and useful, are discussed in greater depth in the notes to the concerned asset and liability captions.

As recommended by IAS 1, assets and liabilities are generally classified globally on the balance sheet in increasing order of liquidity, which is more relevant for financial institutions than a classification between current and non-current items. As for most insurance companies, expenses are classified by nature in the income statement.

All amounts on the balance sheet, statement of income, statement of consolidated cash flows, consolidated statement of shareholders’ equity and in the notes are expressed in millions of euros, and rounded up to the nearest whole unit, unless otherwise stated.

1.2.2. First-time adoption of IFRS
AXA Group transition date is 1 January 2004. The Group prepared its opening IFRS balance sheet at that date. The Group’s IFRS adoption date is January 1, 2005.

The AXA’s accounting policies have been consistently applied to all the periods presented in its financial statements, including policies relating to the classification and measurement of insurance contracts, investment contracts and other financial assets and liabilities including derivatives.

AXA’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in France (referred to as “French GAAP”) until 31 December 2004. The comparative figures in respect of 2004 incorporate IAS 32, IAS 39 (including the amendment to IAS 39 relating to the fair value option), and IFRS 4 impacts were restated to reflect these adjustments. First-time adoption of IFRS is described in Note 2 where are provided reconciliations and descriptions of the effect of the transition from French GAAP to IFRS on the Group’s shareholders’ equity, net income and cash flows.

1.3. Consolidation

1.3.1. Basis of consolidation
Companies in which AXA exercises control are known as subsidiaries. Subsidiaries are fully consolidated from the date on which control is transferred to AXA. Control is presumed to exist when AXA directly or indirectly (including related parties) holds at least 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible have also been considered when assessing whether AXA controls another entity. Entities that are controlled in substance even without any ownership interest are also consolidated. In particular this relates to special purpose entities including securitization vehicles and other entities, resulting from sales of receivables and with the purpose of issuing securities whose redemption is backed by acquired receivables proceeds – known as Collateralized Debt Obligations or CDOs.

Companies in which AXA directly or indirectly holds 20% or more of the voting rights and for which AXA and other shareholders have contractually agreed to exercise joint controlling influence are known as joint ventures. Joint ventures are proportionately consolidated. Companies in which AXA exercises significant long-term influence, that is associated companies, are accounted for as an investment using the equity method of accounting. Significant influence is presumed when AXA directly or indirectly holds 20% or more of the voting rights or when significant influence is exercised through an agreement with other shareholders. The AXA’s share of the associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves through “Other reserves”.

Investment and real estate companies are either fully consolidated or proportionately consolidated or accounted for under the equity method, depending on which conditions listed above they satisfy. For fully consolidated investment companies, minority interests are accounted for at fair value and shown as debt in the balance sheet if these investment companies can be redeemed at any time by the holder at fair value. Investment companies accounted for under the equity method are shown under the balance sheet caption “Investments”.

1.3.2. Business combinations: purchase accounting and goodwill including buyout of minority interests
As described above and in note 2 on first time application of IFRS, business combinations that occurred prior to 2004 have not been restated except for the goodwill related to entities in foreign currency. The principles described below apply to the business combinations that occurred after January 1, 2004.

Valuation of assets acquired, liabilities assumed and contingent liabilities
Upon the first consolidation, the identifiable assets, liabilities and contingent liabilities of the acquired company are recorded at their estimated fair value. However as permitted by IFRS 4, liabilities related to life insurance contracts or investment contracts with discretionary participating features are maintained at the carrying value prior to the date of the acquisition if the measurement basis is consistent with AXA’s accounting principles.

In conjunction with acquisition accounting relating to acquired life insurance operations or investment contracts with discretionary participating features portfolios, an asset is recorded corresponding to the present value of estimated future profits emerging on purchased business in-force at the date of acquisition (also referred to as value of purchased business in-force or VBI). The present value of future profits takes into consideration the cost of capital and is estimated using actuarial assumptions based on anticipated experience. This experience is determined as of the purchase date using a discount rate that includes a risk premium. Other intangible assets such as trademarks or customer relationships are recognized if they can be valued reliably and if it is probable that future economic benefits attributable to the assets will flow to the entity.

In connection with a business combination, only restructuring costs that can be measured reliably and which correspond to an existing liability of the acquired company prior to the acquisition date are included in a restructuring provision recognized in the balance sheet of the acquired company as of the acquisition date.

The cost of an acquisition is measured as the fair value of the assets received, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus external fees directly attributable to the acquisition.

External fees related to the business combination include the costs of settling or exchanging the target company’s outstanding employee share options (applicable to all acquisitions including acquisitions of minority interests). If the transaction is done in a foreign currency, the foreign exchange rate used is the one on the date of the transaction or on the initial date of the transaction (if it occurs over a period).

Goodwill
The excess of the cost of acquisition over the net fair value of the assets, liabilities and contingent liabilities acquired represents goodwill and is recorded as an asset. Goodwill arising on the acquisition of a foreign entity is recorded in the local currency of the acquired entity and translated into euros at the closing date. If the cost of acquisition is less than the net fair value of the assets, liabilities and contingent liabilities acquired, the difference is recognized directly in the income statement. Revisions can be made to goodwill within twelve months of the acquisition date, if new information becomes available. Goodwill is allocated across segments (“Life & Savings”, “Property & Casualty”, “International Insurance” including reinsurance and “Other Financial Services”) to cash generating units corresponding (i) to the companies or portfolios of business acquired in respect of their market image and share or their expected profitability, and (ii) to the entities within the AXA Group that will benefit from the synergies of the combination with the activities acquired. This allocation of goodwill is used both for segment reporting and for impairment testing.

Commitment towards minority shareholders
When control over an entity is acquired, a put option may be granted to minority shareholders. However, the recognition of the option as a liability depends on the precise terms of the contract.

Where the contract involves an unconditional commitment exercisable at the option holder’s wish, the option is recognized as a liability. However, current accounting standards make no statement regarding the balancing entry for this liability. While waiting for an interpretation or an amendment to accounting standards on this point, the Group, having reclassified minority interests as liabilities, recognizes the difference between these liabilities, measured as the discounted value of the option price, and the minority interests, measured as their share of shareholders’ equity, as goodwill. Similarly, subsequent variations in the value of this liability will be recorded with a balancing entry in goodwill.

Intra group transactions
Intra group transactions, including internal dividends, balances and gains or losses on intra group transactions are eliminated:

– in full for wholly owned subsidiaries and

– to the extent of AXA’s interest for associates and joint ventures proportionally consolidated.

The effect of inter-company transactions on net income is always eliminated upon consolidation, unless there are other than temporary losses, which are usually recorded immediately.

When an asset, not intended for long term holding within AXA’s asset portfolios, is disposed of internally:

– The tax corresponding to the eliminated capital gain or loss is eliminated upon consolidation through a deferred tax adjustment recorded in the balance sheet.

– The same applies to the potential policyholder benefit in respect of the eliminated gain or loss (a deferred policyholder benefit asset or liability is then posted to the balance sheet).

In addition, the total or partial transfer of securities in a company included in the scope of consolidation, between two subsidiaries that are fully consolidated but held with different ownership percentages, will not affect the consolidated operating results (with the exception of any related tax and allocation to policyholders’ participating benefits recorded as a consequence of the transaction, which are maintained in the consolidated accounts as the related securities are held for long-term holding). These transfers also have an impact on the Group shareholders’ equity (its counterpart being recorded in minority interests) which is identified in the “Internal restructuring” line of the shareholder’s equity.

1.4. Foreign currency translation of financial statements and transactions

The consolidated financial statements are presented in millions of euros, euro being the Company’s functional and presentation currency.

The results and financial position of all group entities that have a functional currency (i.e. the currency of the primary economic environment in which the entity operates) different from the presentation currency of the Group are translated into the presentation currency as follows:

(i) for each balance sheet presented, assets and liabilities of subsidiaries denominated in non-euro currencies are translated into euro using spot foreign exchange rates at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates for each period presented, and

(iii) all resulting exchange rate differences are recognized as a separate component of shareholders’ equity (cumulative translation adjustment).

Foreign currency transactions are translated into euro using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at closing date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except where hedge accounting is applied as explained in section 1.9.

Goodwill arising on the acquisition of a foreign entity is recorded in local currency of the acquired entity and is translated into euros at the reporting date.

Exchange rate differences arising from the translation of a net investment in foreign entities, borrowings and other currency instruments designated as hedges of such investments are recorded in shareholders’ equity and are recognized in the income statement as part of the gain or loss on disposal of the net investment. Exchange rate differences arising from monetary financial assets classified as available for sale and corresponding to the amortized cost are recognized as income or expense for the period; the remaining differences relating to fair value changes are recorded in shareholders’ equity.

1.5. Segment reporting

The segmental analysis provided in AXA’s annual report and financial statements reflects both lines of business (primary segment) and geography; it is based on five types of activities: “Life & Savings”, “Property & Casualty”, “International Insurance” (including reinsurance) and “Other Financial Services” (including Asset Management). An additional “Holdings” segment includes all non-operational activities.

1.6. Intangible assets

1.6.1. Goodwill and Impairment of goodwill
Goodwill is considered to have indefinite useful life and is therefore not amortized. It is subject to impairment tests which should be performed at least annually. Impairment of goodwill is not reversible. AXA performs an annual impairment test of goodwill based on the cash generating units (see above part 1.3) using a multi-criterion analysis (parameters include value of assets, future operating profits, market share) in order to determine if there are significant adverse changes. That analysis includes the long-term nature of the holding, and excludes factors affected by short-term market volatility. The analysis also considers the interdependence of transactions within sub-groups. Within each cash generating unit, a comparison is made between net book value and the recoverable value, which is equal to the highest of the market value and value in use. The value in use is the net assets and expected earnings from existing and new business, taking into account the cash generating unit’s future prospects. The value of future expected earnings is estimated on the basis of life and savings embedded value figures published by AXA or similar calculations for other activities. Market value is based on various valuation multiples.

1.6.2. Value of purchased life insurance business in force (“VBI”)
The VBI, in respect of acquired insurance companies, is determined on the basis of profits emerging over the contract period and is amortized over the life of the relevant contracts. In conjunction with the liability adequacy test (see section 1.11.2), VBI is subject to annual recoverability testing based on actual experience and expected trends with respect to the main assumptions.

1.6.3. Other intangible assets
Other intangible assets include software developed for internal use. The associated direct costs are capitalized and amortized on a straight-line basis over their estimated useful life.

Other intangible assets also include trademarks or customer relationships recognized as a result of business combinations, subject to the fact that their fair value can be measured reliably and it is probable that future economic benefits attributable to the assets will flow to the Company. They are carried at cost. If these assets have a finite useful life, they are amortized over their estimated life using the straight-line method. In all cases, they undergo an impairment test at each period end. In the event of a significant decline in value, a valuation allowance is booked for the difference between the value on the balance sheet and the higher of value in use and market value.

1.6.4. Deferred acquisition costs (“DAC”) in respect of insurance contracts and investment contracts with discretionary participating features
Deferred Origination Costs (“DOC”) in respect of investment contracts without discretionary participating features.

The variable costs of acquiring insurance contracts and investment contracts with discretionary participating features, primarily related to the production of new business, are specifically identified and deferred by establishing an asset (DAC). This asset is amortized based on the estimated gross profits emerging over the contract term. In conjunction with the liability adequacy test (see section 1.11.2) this asset is tested for recoverability: estimates of gross profits are reviewed at the end of each accounting period and any amount not deemed recoverable from future estimated gross profits is recorded as a charge against income.

For investment contracts without discretionary features, a similar asset is created (DOC) but limited to incremental costs directly attributable to the right to provide asset management services. This asset is amortized in proportion of all estimated level fees collected over the life of the contracts. The amortization of DOC is reviewed at each closing date to reflect changes in assumptions and experience. This asset is also tested for recoverability.

DAC and DOC are reported gross of unearned revenues and fees reserves. These unearned revenues and fees reserves are separately recognized as liabilities and are amortized over the contract term using the same amortization basis used for DAC and DOC, respectively.

1.7. Investments from insurance, banking, and other activities

Investments include investment in real estate properties and financial instruments including equity securities, fixed maturities, and loans.

1.7.1. Investment properties
Investment properties (excluding investment properties backing totally or partially liabilities arising from contracts where the financial risk is borne by policy-holders and from With-Profit contracts) are accounted for at depreciated cost, the components of the properties being depreciated over their estimated useful life, taking into consideration their residual value at the end of the useful life if the residual value may be reliably estimated.

Valuation allowances are recorded for a decline in the value of a property that is deemed to be other-than-temporary. When the appraised value is 15% lower than the net carrying value, the present value of the asset’s future estimated cash flows is calculated. If the calculated amount is lower than the net carrying value, a valuation allowance is recorded, equal to the difference between (a) the net carrying value and (b) the higher of the appraised value and the discounted cash flow value. If, in subsequent periods, the difference between the appraised value and the net carrying value reaches 15% or more, previously recorded valuation allowances are reversed to the extent of the difference between a) the net carrying value and b) the lower of the appraised value and the depreciated cost (before impairment).

Investment properties backing totally or partially liabilities arising from:

– contracts where the financial risk is borne by policy-holders,

– With-Profit contracts backed by real estate investments, are accounted for at fair value with changes in fair value recorded in profit or loss.

1.7.2. Financial instruments

Classification Depending on the intention and ability to hold the invested assets, they are classified in the following categories:

– assets held to maturity, accounted for at amortized cost;

– loans & receivables (including unquoted debt instruments) accounted for at amortized cost;

– trading assets and assets designated (option) at fair value with change in fair value through profit or loss;
– available for sale assets accounted for at fair value with changes in fair value in shareholder’s equity.

The option for designation of financial assets and liabilities at fair value with change in fair value through profit or loss has been mainly used by the Group in the following cases:

– financial assets for which electing fair value option is appropriate to reduce accounting mismatch, particularly in the following cases:

    • assets backing liabilities arising from contracts for which the financial risk is borne by the policyholders;

    • assets included in hedging strategies set out by the Group for economical reasons but not eligible to hedge accounting as defined by IAS 39;

– groups of managed financial assets with their performance evaluated on a fair value basis: mainly, securities held by some mutual funds included in the scope of consolidation on the basis of Group risk management policy (“Satellite Investment Portfolio”, see definition below);

in addition, debts held by structured fixed income funds mainly holding CDOs have also been designated under this option, at fair value through profit or loss, as electing this option is appropriate to reduce the accounting mismatch.

In practice, assets held through mutual funds are classified either:

– as assets of the “Core Investment Portfolios” which include assets held for backing insurance and investment contracts liabilities, based on AXA asset allocation which is driven by its ALM strategy; or

– as assets of the “Satellite Investment Portfolios” reflecting tactical asset allocation based on active management with total return objective.

Securities within “Core Investment Portfolios” are classified as “available for sale” unless involved in a qualifying hedge relationship or more broadly in the case when electing fair value option is appropriate to reduce accounting mismatch. The securities held in the “Satellite Investment Portfolios” are accounted for at fair value through profit or loss.

Loans are stated at outstanding principal balances, net of unamortized discounts and valuation allowances.

Impairment of financial assets
AXA assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

For fixed maturity securities, a valuation allowance is recorded through income statement for a decline in value of a security if the amount may not be fully recoverable due to a credit event relating to the security issuer. If this risk is eliminated or improves, the valuation allowance may be reversed. The amount of the reversal is recognized in the income statement.

For equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. That is the case for equity securities with unrealized losses for a continuous period of 6 months or more prior to the closing date or higher than 20% of the carrying value at the closing date. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement – is removed from shareholders’ equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement until the asset is sold or derecognized.

Impairment measurement of loans is based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, on the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent.

For assets accounted for at amortized cost, including loans and assets classified as “held to maturity”, impairment test is first performed at the individual level. If there is no evidence of impairment at this level, then a collective assessment is made for groups of assets with similar risks.

Based on local entities’ ALM strategies, average cost or first-in first-out method (FIFO) or other method of assigning costs to investment at the time of sale are used on a permanent and consistent manner at the level of each entity.

1.8. Assets backing liabilities arising from contracts for which the financial risk is borne by policyholders

Liabilities arising from insurance or investment contracts where the financial risk is borne by policyholders are presented in a separate caption of the balance sheet. The assets backing those liabilities are symmetrically presented in a specific caption on the asset side of the balance sheet. This presentation is relevant for the users and consistent with the order of liquidity recommended by IAS 1 for financial institutions since the risks are borne by policyholders, whatever the nature of assets backing the liabilities, be they properties, fixed maturity securities or equity securities. A breakdown by nature of assets is disclosed in the notes to the financial statements.

1.9. Derivative financial instruments

Derivatives are initially recognized at fair value on the date at which a derivative contract is entered into and are subsequently re-measured at their fair value. The unrealized gains and losses are recognized in the profit & loss account unless they are in a qualifying hedge relationship further described below. The Group designates certain derivatives as either: (i) hedges of the fair value of recognized assets or liabilities or of a firm commitment (fair value hedge); or (ii) hedges of highly probable expected future transactions (cash flow hedges); or (iii) hedges of net investments in foreign operations. The Group documents, at inception, the hedge relationship, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment of hedge effectiveness, both at hedge inception and on an ongoing basis, indicating whether the derivatives that are used in hedging transactions are expected to be or have been highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in shareholders’ equity. The gain or loss relating to any ineffective portion is recognized immediately in the income statement. Amounts accumulated in shareholders’ equity are recycled into the income statement in the periods in which the hedged item affects profit or loss (for instance when the hedged expected future transaction takes place).When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in shareholders’ equity at that time remains there until the expected future transaction ultimately affects the income statement.

Net investment hedge
The accounting of hedges of net investments in foreign operations is similar to the accounting of cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in shareholders’ equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in shareholders’ equity are included in the income statement on disposal of the foreign operation.

Derivatives that do not qualify for hedge accounting
Changes in the fair value of all other derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement.

The Group enters into financial asset contracts that include embedded derivatives. Such embedded derivatives are separately recorded and valued at fair value through profit or loss when appropriate and significant.

For balance sheet presentation, derivatives are netted against the assets or liabilities for which they are used, regardless of those derivatives meeting the criteria for hedge accounting. Detailed amounts are disclosed in the notes to financial statements.

1.10. Share capital and shareholders’ equity

1.10.1. Share capital
Ordinary shares are classified in shareholders’ equity when there is no obligation to transfer cash or other assets.Incremental costs directly attributable to the issue of equity instruments are shown in shareholders’ equity as a reduction to the proceeds, net of tax.

1.10.2. Deeply subordinated debts
Deeply subordinated debts are classified in shareholders’ equity (“other reserves”) since, like for ordinary shares, they do not result in an obligation to transfer cash or other assets.

1.10.3. Compound financial instruments
Any financial instrument issued by the Group with an equity component (e.g. option granted to convert the debt instrument into an equity instrument of the company) and a liability component (e.g. contractual obligation to deliver cash) are classified separately on the liability side of the balance sheet with the equity component reported in shareholders’ equity (“other reserves”). Gains and losses associated with redemptions or refinancing of the equity component are recognized as changes to the shareholders’ equity.

1.10.4. Treasury shares
Treasury shares and any directly incremental costs are recorded as a reduction to the consolidated shareholders’ equity. Where such shares are subsequently sold, or reissued, any consideration received is included in consolidated shareholders’ equity, net of any directly attributable incremental transaction costs and the related income tax effects. Exceptionally, the portion of own shares held by controlled funds that back policies where the financial risk is borne by the policyholder is not deducted. All risks and income resulting from holding these shares are attributable to the funds that hold them.

1.11. Liabilities arising from insurance and investment contracts

1.11.1. Contract classification
The Group issues contracts that transfer insurance risk or financial risk or both. Insurance contracts, including assumed reinsurance contracts, are those contracts that have significant insurance risks. Such contracts may also transfer financial risk from the policyholders to the insurer.

Investment contracts are those contracts that have financial risk with no significant insurance risk.

A number of insurance and investment contracts contain a discretionary participating features (DPF). These features entitles the holder to receive, as a supplement to guaranteed benefits, additional benefits or bonuses:

– that are likely to be a significant portion of the total contractual benefits;

– whose amount or timing is contractually at the discretion of the Group; and

– contractually based on performance of contracts, or return on assets, or profit or loss of the company, fund or other entity that issues the contract.

In some insurance or investment contracts, the financial risk is borne by policyholders. Such kind of contracts usually comprises unit-linked contracts.

The Group classifies its insurance and investments contracts into six categories:

– liabilities arising from insurance contracts,

– liabilities arising form insurance contracts where the financial risk is borne by policyholders,

– liabilities arising from investment contracts with discretionary participating features,

– liabilities arising from investment contracts with no discretionary participating features,

– liabilities arising from investment contracts where the financial risk is borne by policyholders and with discretionary participating features, these relate to unit linked contracts or multi funds contracts containing a non unit linked fund with a discretionary participating features,

– liabilities arising from investment contracts where the financial risk is borne by policyholders and without discretionary participating features.

The two last categories are presented on a single line on the face of the balance sheet: “Liabilities arising from investment contracts where the financial risk is borne by policyholders”.

1.11.2. Insurance contracts and Investment contracts with discretionary participating features (DPF) According to IFRS 4, recognition and derecognition rules are based on the existing AXA accounting policies as follows except for the elimination of the equalization provisions and the selective changes as permitted by IFRS 4 (see paragraph below on guaranteed benefits).

Unearned premium reserves
Unearned premium reserves represent the portion of premiums received on in force contracts that relates to unexpired risks at the balance sheet date.

For traditional life insurance contracts (that is, those contracts with significant mortality risk), the liability for future policy benefits is calculated in accordance with the applicable regulatory principles of each country on the basis of actuarial assumptions as to investment yields, mortality, morbidity and expenses, using a prospective approach.

An additional provision is fully recorded in the event of an adverse impact on the benefits due to a change in mortality tables.

Mathematical provisions relating to investment contracts with discretionary participation (previously termed “savings contracts” in AXA’s accounting principles) that carry low mortality and morbidity risk are calculated using a forward-looking approach based on discount rates set at the outset. The results of this approach are similar to those obtained using a retrospective approach (earned savings valuation or “account balance”). The discount rates used by AXA are at most equal to the expected future investment yields based on prudent estimates.

Part of the provision for policyholder bonuses is included in mathematical reserves, to the extent to which bonuses are incorporated for life contracts that pay policyholders bonuses based on the profits generated on these contracts.

The “Liabilities relating to policyholder bonuses” caption includes the entire “Fund for Future Appropriation” (FFA) relating to UK with-profit contracts, which principally covers the future terminal bonuses according to the terms of these contracts. The combination of provisions on with-profit contracts and the FFA varies in line with the market value of the assets supporting the participating “With-Profit” funds.

For insurance and investment contracts with discretionary participation, if the contracts include a minimum guaranteed rate of return, the insurance liability will also include a reserve necessary to cover the guarantee in the event that the future returns are insufficient.

Except in cases where these guarantees are covered by a risk management program using derivative instruments (see next paragraph), guaranteed benefits relating to contracts where the financial risk is borne by the policyholder and classified as insurance contracts due to the existence of these guarantees or as investment contracts with discretionary participation, reserves are booked progressively and	based on a forward-looking approach. The present value of future benefit obligations to be paid to policyholders in the event that the guarantee is triggered is estimated on the basis of reasonable scenarios. These scenarios’ assumptions include investment returns and related volatility, surrender rates and mortality. This present value of future benefit obligations is provisioned such that the average total cost of guarantees is recognized as fees emerge over the life of the contracts.

Some guaranteed benefits such as guaranteed minimum death or income benefits (GMDB or GMIB), or certain performance guarantees proposed by reinsurance treaties, are covered by a risk management program using derivative instruments. To reduce the accounting mismatch between the value of liabilities and the value of hedging derivatives, AXA has chosen to use the option allowed under IFRS 4.24 to revalue its provisions. This revaluation is carried out at each accounts closing based on guarantees’ projections reflecting interest rates and other market assumptions. The revaluation’s impact in the current period is recognized through income, symmetrically to the impact of the revaluation of hedging derivatives. This change in accounting principles was adopted in the changeover to IFRS on January 1, 2004 for contract portfolios covered by the risk management program at that date. All contract portfolios covered by the risk management program after this date are revalued on the same terms that applied on the date on which the program was first applied.

Insurance claims and claims expenses (Non life insurance)
The claims reserves are determined on a basis to cover the total cost of settling an insurance claim, except for disability annuities, for which the payments are fixed and determinable, the claims reserves are not discounted.

The claims reserves include the claims incurred and reported in the accounting period, claims incurred but not reported (“IBNR”) in the accounting period and costs associated with the claims settlement management. The claims reserve is based upon estimates of the expected losses and unexpired risks for all lines of business taking into consideration management’s judgment on the anticipated level of inflation, regulatory risks and the trends in cost and frequency of claims, actual against estimated claims experience, other known trends and development, and local regulatory requirements.

Provisions for unearned revenues
Revenues received at the start of a contract to cover future services are deferred and recognized in income using the same amortization pattern as the one used for deferred acquisition costs (see 1.6.4).

Shadow accounting and Deferred Participating Liability (DPL) or Deferred Participating Asset (DPA)
In compliance with the option offered by IFRS 4, shadow accounting is applied to insurance and investment contracts with discretionary participating features. Shadow accounting affects technical provisions, deferred acquisition costs and value of business in force to reflect the impact of unrealized gains or losses on the measurement of these insurance liabilities or assets in the same way as a realized gain or loss does. When unrealized capital gains of the assets are recognized, a deferred participating liability (DPL) is recorded. The DPL corresponds to the discretionary participating features available to the policyholders and is fully classified as liabilities arising from policyholders’ participation, with no allocation to any equity component. Consequently, AXA does not need to check that the liability recognized for the whole contract is not less than the amount that would result from applying IAS 39 to the guaranteed element. The DPL is calculated by applying a participation rate to the unrealized gains or losses. The participation rate considered is the best estimate based on constructive obligations.

In case of unrealized losses, a deferred participating asset (DPA) should be recognized only to the extent that its recoverability is highly probable. That could be the case if the DPA can be offset against future participation either directly through deduction of the DPA from future capital gains or indirectly through deduction of future loads on premiums or margins.

Unrealized gains & losses on assets:

– classified as trading or fair value through profit or loss are accounted for in Income Statement with shadow accounting adjustment through income statement, and

– classified as available for sale accounted for at fair value with change in fair value in shareholders’ equity are booked through shareholders’ equity with shadow accounting adjustment through shareholders’ equity.

Liability adequacy test
At each balance sheet date, liability adequacy tests are performed at each consolidated entity level to ensure the adequacy of the contract liabilities net of related DAC and VBI assets. In performing these tests, entities group contract together considering the manner in which they are acquired, serviced and have their profitability measured. Entities use current best estimates of all future contractual cash flows and claims handling and administration expenses, as well as those resulting from embedded options and guarantees and investment income from the assets backing such liabilities. Risks (insurance risk, asset return risk, inflation risk, persistency, adverse selection…) directly related to the contracts that might make the net liabilities inadequate, are considered.

Any deficiency is immediately charged to profit or loss, initially by writing off DAC or VBI and by subsequently establishing a provision for losses arising from the liability adequacy test. In the specific case of non life insurance contracts, an unexpired risk provision is established for contracts on which the premiums are expected to be insufficient to cover expected future claims and claims expenses.

Embedded derivatives in insurance and investment contracts with discretionary participating features
Embedded derivatives that meet the definition of an insurance contract or correspond to options to surrender insurance contracts for a set amount (or based on a fixed amount and an interest rate) are not separately measured. All other embedded derivatives are separated and carried at fair value if they are not closely related to the host insurance contract or do not meet the definition of an insurance contract.

1.11.3. Investment contracts without discretionary participating features (DPF)
In accordance with IAS 39, these contracts are accounted for using the “deposit accounting” method, which mainly results in not recognizing in the income statement the corresponding premiums and benefits and claims (see below Revenue recognition). This category includes mainly unit-linked contracts that do not meet the definition of insurance or investment contract with discretionary participation features. For unit-linked contracts, the liabilities recognized according to the existing accounting policies are valued in reference to the fair value of the investment funds / assets linked to those contracts at the balance sheet date.

Provisions for unearned fees
Fees received at the start of an investment contract without discretionary participation features to cover future services are recognized as liabilities and taken to income based on the same amortization pattern as the one used for deferred origination costs (see 1.6.4).

1.12. Reinsurance: Ceded Reinsurance

The Group enters into contracts with reinsurers, under which the Group is compensated for losses on one or more contracts issued by the Group. These contracts that meet the classification requirements for insurance contracts are accounted for in a manner consistent with the accounting for the underlying direct insurance contracts and take into account contractual clauses.

1.13. Financing debts

Financing debts used to finance the solvency margin of an operational entity or to acquire the shares of an entity or a portfolio of contracts are presented on the balance sheet separately from other debts, liabilities and payables.

1.14. Other liabilities

1.14.1. Income Taxes
Current income tax expense (benefit) is recorded in earnings on the basis of amounts estimated to be payable or recoverable as a result of taxable operations for the current year based on the relevant local tax regulation.

Deferred income tax assets and liabilities emerge from temporary differences between accounting and fiscal values of assets and liabilities, and from net operating losses carry forwards, if any. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be used. Therefore, valuation allowances are recorded for deferred tax assets that are not expected to be recovered.

1.14.2. Pensions and other post-retirement benefits
Pensions and other post-retirement benefits include the benefits payable to AXA Group employees when they retire (departure compensation, additional pension, medical cover). In order to meet pension liabilities, some regulations have allowed or imposed the establishment of dedicated funds (plan assets):

– Defined contribution plans are characterized by payments made by the employer to institutions (e.g. pension trusts). These payments free the employer of any further commitment; the institutions are responsible for paying acquired benefits to the employees. The contributions paid by the employer are recorded as an expense in the income statement and no liability needs to be recorded.

– Defined benefit plans are characterized by an actuarial assessment of the commitments based on each plan’s internal rules. The present value of the future benefits paid by the employer, known as the PBO (Projected Benefit Obligation), is calculated annually using the projected unit credit method. It is valued on the basis of long-term projections (salary increase rate, inflation rate, mortality, turnover, pension indexation and remaining service lifetime). The amount recorded in the balance sheet for employee benefits is the difference between the Projected Benefit Obligation and the market value at balance sheet date of the corresponding invested plan assets after adjustment for any unrecognized losses or gains and past service costs. If the net result is negative, a provision is recorded in the balance sheet under the provision for risks and charges. If the net result is positive, a prepaid asset is recorded in the balance sheet. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in shareholders’ equity in full in the period in which they occurred. Similarly, any adjustment arising from the asset ceiling is recognized in shareholders’ equity. Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

1.14.3. Share-based compensation plans
Group’s compensation plans are predominantly equity-settled plans. All equity-settled stock-option plans granted after November 7, 2002 and not fully vested as of January 1, 2004 are accounted for at fair value at the grant date and the fair value is accrued over the vesting period. Cash settled-plans are valued at fair value re-measured at each balance sheet date with any change in fair value recognized in the Income Statement. The AXA Shareplan issued under specific French compensation scheme includes two options: a classic option and a leverage plan. The cost of the classic plan is valued according to the specific guidance issued by the CNC (“Conseil National de la Comptabilité”). The cost of the leverage plan is valued by taking into account the	restriction over five years for the employee, as in the classic plan, but adding to this cost the opportunity gain implicitly provided by AXA by enabling its employees to benefit from an institutional derivatives’ pricing instead of a retail pricing.

1.15. Other provisions and liabilities

1.15.1. Restructuring costs
Restructuring provisions not related to a business combination are recorded when the Group has a present obligation evidenced by a binding sale agreement or a detailed formal plan whose main features are announced to those affected.

1.15.2. Other provisions and contingencies
Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of past events, under which it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount of the provision has been reliably estimated.

Provisions are not recognized for future operating losses or associated with the on-going activities of the company.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the balance sheet date, discounted at the market risk-free rate of return for long term provisions.

1.16. Revenue recognition

1.16.1. Gross written premiums
Gross written premiums correspond to the amount of premiums written on business incepted in the year with respect to both insurance contracts and investment contracts with discretionary participating features by insurance and reinsurance companies, net of policy cancellations and gross of reinsurance ceded. In the reinsurance sector, the premiums are recorded on the basis of declarations made by the ceding company, and may include estimates of gross premiums written.

1.16.2. Fees and revenues from investment contracts with no discretionary participating features
Amounts collected as premiums from investment contracts with no discretionary participating features are reported as deposits net of any loadings and policy fees. Revenues from these contracts consist of loadings and policy fees for the cost of issuance, investment management, administration and surrender of the contract during the period. Front-end fees collected corresponding to fees for future services, are recognized over the estimated life of the contract (see “Unearned fees reserves” section 1.11.3).

1.16.3. Change in unearned premiums reserves net of unearned revenues and fees
Change in unearned premiums reserves net of unearned revenues and fees include the change in the unearned premium reserve reported as a liability (see “Unearned Premium Reserve” above) along with the change in unearned revenues and fees. Unearned revenues and fees correspond to upfront charges for future services recognized over the estimated life of insurance and investment contracts with discretionary participating features (see Unearned revenues reserves in section 1.11.2) and investment contracts with no discretionary participating features (see section 1.11.3 Unearned fees reserves).

1.16.4. Net revenues from banking activities
Net revenues from banking activities include all revenues and expenses from banking activities, including interests and banking fees. They exclude bank operating expenses and change in provisions for bad debts, doubtful receivables or loans which are recorded in the item “Bank operating expenses”.

1.16.5. Revenues from other activities
Revenues from other activities mainly include investment management fees recognized as earned as the service is provided. They mainly comprise:

– Revenues from other activities of insurance companies, notably commissions received on sales or distribution of financial products,

– Commissions received and fees for services rendered in respect of asset management activities,

– Rental income received by real estate management companies, and
– Sales proceeds received on buildings constructed or renovated and subsequently sold by real estate businesses.

1.16.6. Net investment result excluding financing expenses The net investment result in respect of insurance activities includes:

– Investment income from the insurance-related invested assets, net of depreciation expense on real estate investments (depreciation expense on real estate not held for investment is included in administrative expenses); this item includes the interests calculated using the effective interest method for the assets with fixed maturity and dividends received on equity instruments,

– Financial charges and expenses,

– Realized investment gains and losses net of valuation allowances for investment impairment, and

– Unrealized investment gains and losses on invested assets valued at fair value with change in fair value recognized through Profit or Loss.

In respect of banking activities, interest income and financial charges including interest expenses are included in net revenues from banking activities and bank operating expenses, respectively. From time to time, subsidiaries that are not wholly owned by AXA may issue additional capital. As a result, AXA’s ownership interest in that subsidiary decreases and a dilution gain or loss arises. This gain or loss is recorded in the net investment result. This gain or loss corresponds to the variation of the shareholders’ equity portion of the subsidiary before and after the operation.

1.17. Discontinuing operations/ assets held for sale
These comprise assets held for sale and discontinued operations intended to be sold within twelve months. They are accounted for at the lower of carrying	amount and fair value net of selling costs. They are presented separately on the face of balance sheet. Discontinued operations’ contribution to earnings, net of tax, is presented separately in the Income Statement.

Note 2: First time adoption:
impact of transition to IFRS

2.1. Accounting principles

In its 2004 annual report, the Group stated that it would present consolidated financial statements in accordance with IFRS standards as of the 2005 accounting exercise. The conversion project involved the Management Board approving and the Audit Committee reviewing the accounting options and application principles adopted for the opening balance sheet and comparative figures for 2004 (first-half and full-year periods). The Audit Committee carried out its final review of these accounting options and principles in June 2005.

The 2004 financial statements were prepared in accordance with the general principles set out in point 1.2.1, which were applied in a consistent manner to all accounting periods presented in this note and to all financial statements.

First-time adoption at January 1, 2004 In accordance with the rules governing the first-time adoption of standards, as set out by IFRS 1, the AXA

Group is adopting IFRS as if they had always existed, except in cases where prospective adoption is authorized. AXA has selected the following options regarding its first-time adoption of applicable IFRS standards at January 1, 2004:

– adoption of IFRS 4, IAS 32, IAS 39 and IFRS 2 as of 2004 (see below for the adoption of the fair value option);

– recognition in opening shareholders’ equity of past actuarial losses on benefit plans granted to employees;

– no restatement of business combinations prior to January 1, 2004;

– cumulative translation reserve reset to zero;

– recognition at fair value at January 1, 2004 of investment properties carried at cost and whose fair value at January 1, 2004 was lower than their carrying value. This fair value becomes their presumed cost in accordance with IFRS 1.

2.2. First Time application
impacts at January 1, 2004

2.2.1. Assets

		(in euro millions)
ASSETS – JANUARY 1, 2004	French GAAP*	IFRS FTA impact	IFRS
Goodwill	12,874	(511)	12,363
Value of purchased business in force (a)	2,814	396	3,210
Deferred acquisition costs and equivalent (b)	10,993	1,040	12,033
Other intangible assets	556	(31)	525
Intangible assets	27,237	894	28,131
Investments in real estate property	11,727	708	12,434
Invested financial assets (c)	212,431	15,853	228,285
Loans (d)	17,009	139	17,148
Assets backing contracts where the fiinancial risk is borne by policyholders (e)	101,002	(1,814)	99,188
Investments from insurance activities (f)	342,169	14,886	357,055
Investments from banking and other activities (f)	8,100	1,430	9,530
Investments in associates – Equity method	1,254	(909)	345
Reinsurer’s share in insurance and investment contracts liabilities	8,489	–	8,489
Tangible assets	1,243	80	1,323
Other long term assets (g)	3,209	(1,258)	1,951
Deferred policyholder’s participation asset	–	1	1
Deferred tax asset	2,053	988	3,040
Other assets	6,504	(189)	6,315
Receivables arising from direct insurance and inward reinsurance operations	11,372	(1,771)	9,601
Receivables arising from outward reinsurance operations	–	2,049	2,049
Receivables arising from banking activities	10,956	46	11,002
Receivables – current tax position	255	17	272
Other receivables (h)	13,575	(2,017)	11,558
Receivables	36,158	(1,676)	34,482
Assets held for sale and relating to discontinued operations	–	132	132
Cash and cash equivalents	19,322	565	19,887
TOTAL ASSETS	449,233	15,133	464,366
IFRS: (*) French GAAP information is disclosed under the IFRS presentation format.
(a) Amounts shown gross of tax.
(b) Amounts gross of unearned revenue reserve and unearned fee reserve.
(c) Financial assets excluding loans and assets backing contracts where the financial risk is borne by policyholders.
Includes fixed maturities, equities, controlled and non controlled investment funds
(d) Includes policy loans.
(e)  Also includes assets backing contracts with Guaranteed Minimum features
(f) Also includes trading financial assets; includes accured interest.
All financial assets amounts are shown net of derivatives impact.
(g) Includes long term assets, i.e. when maturity is above 1 year.
(h) Includes short term assets, i.e. when maturity is below 1 year.

2.2.2. Liabilities

		(in euro millions)
LIABILITIES – JANUARY 1, 2004	French GAAP*	IFRS FTA impact	IFRS

Share capital and capital in excess of nominal value	18,056	(486)	17,570
Reserves and translation reserve	5,345	(446)	4,899
SHAREHOLDERS’ EQUITY	23,401	(933)	22,469
Minority interests	2,469	(147)	2,322
TOTAL MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	25,870	(1,080)	24,790
Liabilities arising from insurance contracts	246,560	(29,706)	216,853
Liabilities arising from insurance contracts where the financial risk is borne by policyholders (a) (h)	101,004	(36,001)	65,003
Total liabilities arising from insurance contracts (b)	347,564	(65,707)	281,857
Liabilities arising from investment contracts with discretionary participating features	–	31,401	31,401
Liabilities arising from investment contracts with no discretionary participating features	–	936	936
Liabilities arising from investment contracts where the financial risk is borne by policyholders (c)	–	34,458	34,458
Total liabilities arising from investment contracts (b)	–	66,795	66,795
Unearned revenues and unearned fees reserves	–	1,646	1,646
Liabilities arising from policyholder’s participation (d)	13,037	2,051	15,087
Derivatives relating to insurance and investment contracts	–	(28)	(28)
LIABILITIES ARISING FROM INSURANCE AND INVESTMENT CONTRACTS	360,600	4,756	365,357
Provisions for risks and charges	4,964	2,182	7,146
Subordinated debt	8,453	499	8,952
Financing debt instruments issued	4,459	(873)	3,585
Financing debt owed to credit institutions	29	–	29
Financing debt (e)	12,941	(374)	12,567
Deferred tax liability	1,954	3,271	5,225
Minority interests of controlled investment funds and puttable instruments held by minority interests holders (f)	–	4,298	4,298
Other debt instruments issued, notes and bank overdrafts (g)	4,518	1,492	6,010
Payables arising from direct insurance and inward reinsurance operations	6,714	(1,662)	5,051
Payables arising from outward reinsurance operations	1,598	1,900	3,498
Payables arising from banking activities	11,563	111	11,674
Payables – current tax position	388	105	493
Derivatives relating to other financial liabilities	–	2	2
Other payables	18,122	134	18,256
Payables	42,903	6,379	49,282
Liabilities held for sale or relating to discontinued operations	–	–	–
TOTAL LIABILITIES	449,233	15,134	464,367
IFRS: (*) French GAAP information is disclosed under the IFRS presentation format.
(a) Also includes liabilities arising from contracts with Guaranteed Minimum features.
(b) Amounts shown gross of reinsurer’s share in liabilities arising from contracts.
(c) Liabilities arising from investment contracts with discretionary participating features and investment contracts with no discretionary participating features where the financial risk is borne by the policyholder.
(d) Also includes liabilities arising from deferred policyholder’s participation.
(e) Financing debts balances are shown net of effect of derivative instruments.
(f) Mainly comprises minority interests of controlled mutual funds puttable at fair value.
(g) Includes effect of derivative instruments.
(h) Under French GAAP, liabilities arising from contracts with financial risk borne by the policyholders are shown within insurance contacts.

2.2.3. Shareholder’s equity The reconciliation between shareholders’ equity reported at December 31, 2003 from French GAAP	to opening shareholders’ equity at January 1, 2004 under IFRS is as follows:
		(in euro millions)
	French GAAP	IFRS FTA impact	IFRS
Share capital and capital in excess of nominal value	18,056	(486)	17,570
Reserves relating to the change in FV of financial instruments available for sale	–	4,213	4,213
Reserves relating to the change in FV of hedge accounting derivatives (cash flow hedge)	–	45	45
Reserves relating to revaluation of tangible assets	–	–	–
Others	–	183	183
Other reserves	–	4,441	4,441
Translation reserve and Undistributed profits	5,345	(4,887)	458
SHAREHOLDERS’ EQUITY - GROUP SHARE	23,401	(933)	22,469
MINORITY INTERESTS	2,469	(147)	2,322
TOTAL SHAREHOLDERS’ EQUITY	25,870	(1,080)	24,790

The detailed reconciliation by type of adjustment1 of the
opening shareholders’ equity from French GAAP to
IFRS as of January 1, 2004, is as follows:

(in euro millions)
January 1, 2004
Shareholders’ equity group share under French GAAP	23,401
Difference in scope of consolidation	(217)
Goodwill and purchase accounting	(1,260)
Investment accounting and valuation	2,670
Derivatives and hedge accounting	192
Property & Casualty reserves	260
Deferred acquisition cost and equivalent	(127)
Employee benefits and share based compensation	(1,966)
Treasury shares	(510)
Compounded financial instruments and debt/equity classification differences	120
Other adjustments	(94)
Shareholders’ equity group share under IFRS	22,469

(1) Adjustments net of tax and policyholder's participation impacts, when applicable.

2.2.4. Main differences in accounting principles between French GAAP and IFRS
The main differences in accounting principles between French GAAP and IFRS are set out below. In addition to the impact resulting from changes to valuation principles, which affect various components of opening shareholders’ equity, numerous balance sheet items are affected by changes in presentation with no impact on net asset value. They include notably the presentation of unearned fees and revenues as liabilities instead of being deducted from deferred acquisition costs, the gross up of deferred tax impact of values of purchased business in force, etc.

In addition to these gross up effects, the expansion of the scope of consolidation led to an increase in opening asset and liability balances.

(a) Scope of consolidation
Investment and real estate companies (principally held in AXA’s entities and backing insurance liabilities) are not consolidated under French GAAP, in compliance with the CRC Regulation 2000-05.

According to IFRS, all entities in which AXA has a significant influence should be consolidated with:

– the full consolidation method if AXA exercises an exclusive control;

– the proportionate method if AXA exercises a joint control;

– the equity method if AXA exercises a significant long-term influence;

The IFRS scope of consolidation is presented in Note 3. The impact on the Group’s opening shareholders’ equity of the increase in the number of consolidated companies was €-217 million.

For consolidated investment companies, minority interests are recognized at fair value and recorded as a liability under Controlled Investment Funds minority interest liabilities. The recognition of these minority interests induced an increase in invested assets and liabilities in the opening balance sheet by €3,403 million.

(b) Goodwill
As mentioned in section 1.2.1 above, the Group opted not to restate past business combinations, in accordance with the exemption offered by IFRS 1. As a result, adjustments to opening goodwill are limited to the translation adjustments described below and restatements of any assets and liabilities recognized at the date of acquisitions which do not meet IFRS recognition criteria (see VBI relating to investment contracts without discretionary participation features).

Under IFRS, goodwill resulting from the acquisition of a foreign entity is recorded in the currency of the acquired entity and translated into euros at the end of the accounting period. Under French GAAP, goodwill was translated into the acquirer’s currency. As a result, a retroactive adjustment was recorded under IFRS to recognize goodwill in the currency of the acquired entity. This restatement reduced goodwill by €1,284 million in the opening balance sheet, and is the main adjustment contributing to the goodwill and Purchase Accounting sub-total adjustment. The total net impact on opening shareholders’ equity was €-1,260 million. Goodwill recognized at the date of business combinations prior to 2004 is no longer amortized but subjected to impairment tests. The impact of this change in accounting principles on 2004 figures is presented in section 2.3.3. There is no difference between French GAAP and IFRS as regards the conclusions of impairment tests.

The book value of minority interests liable to be bought out under the put granted to former shareholders of Sanford C. Bernstein was €387 million at January 1, 2004. The buyout commitment was stated as an off-balance sheet commitment under French GAAP. Under IFRS, these minority interests are recognized under “Minorities in controlled funds and other commitments to buy out minority interests”, in an amount of €895 million. The balancing entry for the difference between book value and fair value of this liability at the start of the period is recorded under goodwill (€508 million). This adjustment has no impact on minority interests in Group shareholders’ equity at the start of the period.

(c) Financial assets (including investment properties)

(in euro millions)
CUMULATED IMPACT ON SHAREHOLDERS’ EQUITY GROUP SHARE	January 1, 2004
Net impact from reevaluation at fair value of available for sale assets (with change of fair value in shareholders’ equity)	4,091
Net impact of impairment of available for sale assets (with change of fair value in shareholders’ equity)	(1,445)
Other impacts (mainly impact of reevaluation of financial assets with change in fair value through profit & loss) (a)	24
Net impact on opening shareholders’ equity of reevaluation of financial assets, excluding consolidated investment funds	2,670
(a) This figure represents the valuation difference between French and IFRS accounting principles.

CLASSIFICATION
According to IAS 39, the intention to hold an investment is more important than the nature of the investment. Applying this principle, invested assets, excluding derivative instruments, are classified in the following categories:

– held to maturity financial assets, accounted for at amortized cost;

– loans & receivables, accounted for at amortized cost;

– trading assets and assets under fair value option, accounted for at fair value with change in fair value recorded in the income statement;

– available for sale assets accounted for at fair value with change in fair value recorded in shareholders’ equity.

Pursuant to the IAS 39 amendment published by the IASB on June 16, 2005, companies have the option, at first recognition of financial assets and liabilities, to recognize them at fair value with change in fair value recorded in the income statement (recognize them at “fair value through profit & loss”). The Group has used this option mainly in the following cases:

– assets backing liabilities resulting from contracts where the financial risk is borne by policyholders;

– securities held by consolidated investment entities under a Group risk management policy;

– certain assets covered by hedging strategies implemented by the Group and for which hedge accounting in the meaning of IAS 39 is not used;

– Debt held by newly-consolidated Collateralized Debt Obligations (CDOs) are also stated at fair value with change in fair value recorded in profit & loss. This has a limited impact, since the corresponding assets are also recognized at fair value through profit & loss. This debt appears under Other debt instruments issued and bank overdrafts.

The adoption of these principles results in most invested assets being recognized at fair value. No investment has been classified in the held-to-maturity securities category, and only loans are recognized at amortized cost. The increase in invested assets resulting from the reevaluation of available-for-sale assets amounted to €11,880 million at January 1, 2004. The impact on reserves relating to the change in fair value of available-for-sale financial assets, net of tax, policyholder bonuses where applicable, and additional depreciation of VBI and DACs, is €4,213 million including the impact on consolidated funds and €4,091 million excluding the impact on these funds.

Accrued interest
Under IFRS, accrued but not yet due interests are incorporated to invested assets value. As a result, revalued financial assets are presented at fair value including accrued interest. Accrued but not yet due interests were previously presented under other debtors-creditors under French GAAP. The reclassification (with no net impact on shareholders’ equity) increased the value of invested assets in the opening balance sheet by €2,969 million.

Real estate
Investment properties (excluding investment properties totally or partially backing contracts with financial risk borne by the policyholder) and owner-occupied properties remain accounted for at amortized cost under IFRS. The component approach which was optional under French GAAP until 2004 has been adopted under IFRS.

Identification and valuation of embedded derivatives
According to IFRS, embedded derivatives in financial assets should be separated and accounted for at fair value with change in fair value in profit & loss if the host contract is not accounted for with the same method and derivatives are not clearly and closely related to the host contract. So far, total embedded derivatives in invested assets which are not accounted for at fair value through profit & loss in accordance with this method are not material at the Group level.

Impairment rules
While there is no difference between impairment rules for debt securities under French GAAP and IFRS, principles differ regarding equity securities. Under IFRS, AXA considers that equity securities showing unrealized losses for a continuous period of 6 months or more prior to the closing date or equal to more than 20% of the carrying value at the closing date should be impaired.

The impairment is calculated in reference to the market value at the closing date rather than to a recoverable value. Under IFRS, any impairment of equity securities is irreversible. The amount of additional impairment recorded in the opening balance sheet is €2,269 million including consolidated funds and €2,251 million gross excluding consolidated funds, i.e. a net impact on shareholders’ equity of €-1,445 million excluding consolidated funds.

Accounting rules for derivatives and hedging
The Group applies as much as possible the hedge accounting rules. When it is not possible, the derivatives are accounted for at fair value with change in fair value through profit & loss. The impact	on revenues is limited when hedged items are recognized at fair value with change in fair value through profit & loss.

The net impact on opening shareholders’ equity is €192 million. This includes the revaluation of underlying items when appropriate in cases of hedge accounting in the meaning of IAS 39 or in cases of “natural hedge” (use of the fair value option to value the underlying item, or selective use of current interest rates for insurance contracts – IFRS 4.24). This residual net impact relates mainly to derivative instruments held by the AXA SA holding company, for which hedging effects cannot be reflected adequately due to the constraints imposed by IAS 39.

(d) Insurance & investment contracts

(i) CLASSIFICATION AND ACCOUNTING RULES OF THE CONTRACTS
According to IFRS 4 (“Phase I”) and IAS 39, contracts should be classified in 2 categories: insurance contracts or investment contracts.

The Group continues to apply existing accounting principles for insurance contracts and investment contracts with discretionary participating features during Phase I. Consistently with the accounting standards previously used by the Group, an adequacy test is performed to ensure that the existing provisions are sufficient to cover future flows including settlement costs, embedded options and guarantees. The only exception to the previous accounting principles relates to equalization provisions, which are eliminated under IFRS. This adjustment increased opening shareholders’ equity by €260 million (net), and reduced gross non-life provisions by €397 million.

A small number of the contracts are classified as investment contracts without discretionary participating features and are accounted for differently under IFRS. In accordance with IAS 39, these contracts are accounted for using the “deposit accounting” method (see comments in point 2.3.1. about reconciliations between 2004 French GAAP and IFRS income statements). For the Group, this category includes mainly unit-linked contracts for which liabilities already represented the fair value of the investment funds / assets linked to those contracts at the balance sheet date under pre-existing accounting standards.

Presentation impact
On the face of the balance sheet, information about deferred acquisition costs and deferred origination costs is presented gross of unearned revenues and unearned fees reserves. This led to a €1,646 million increase in deferred acquisition costs and equivalent, with unearned revenues and unearned fees reserves as counterpart.

In addition, VBI relating to acquired life insurance companies is presented gross of tax. This increased VBI on the asset side of the balance sheet by €857 million, with deferred tax liabilities as counterpart.

These gross up adjustments have no impact on opening shareholders’ equity.

Net impact on shareholders’ equity
Overall, the impact on shareholders’ equity of adjustments to existing deferred acquisition costs (DAC) and life value of business in force (VBI) was € -127 million.

Investment contracts without discretionary participating features
Acquisition costs relating to investment contracts without discretionary participating features were recognized under French GAAP, but can no longer be recognized as assets under IFRS. Only costs directly attributable to the acquisition of a financial management service contract may be recognized as an asset (deferred origination costs) to the extent that the company will receive payments covering these costs over the life of the contract. The scope of these deferrable costs is smaller under IFRS than under French GAAP. There are also amortization differences, mainly arising from differing ways of valuing profits emerging from the business concerned. €641 million of gross DAC relating to investment contracts without discretionary participating features have been reversed out of opening shareholders’ equity, while €499 million of deferred origination costs (DOCs) have been included in the opening balance sheet.

At the same time, VBI relating to investment contracts without discretionary participating features was reduced by €378 million in the opening balance sheet.

Impact of shadow accounting on deferred acquisition costs and value of business in force
On the balance sheet, amortization of Deferred Acquisition Costs and equivalent and Value of purchased business in force is also affected by IFRS restatements (“reactivity” impacts). The recognition of available-for-sale assets at fair value through shareholders’ equity, for example, caused accelerated amortization of these two captions through shareholders’ equity, with a reduction in corresponding assets (DAC and VBI) and a reduction in the revaluation reserve for available-for-sale securities (“shadow DAC” and “shadow VBI”) totaling €634 million for DAC and €380 million for VBI. In addition, DAC and VBI reactivity impacts were also recorded in relation to profit & loss adjustments (retained earnings in opening balance sheet): €38 million for DAC and €297 million for VBI.

Guaranteed minimum income benefits (GMIB) offered by certain direct insurance contracts and performance guarantees offered by some reinsurance contracts are covered by a risk management program. To reduce the asymmetry between the valuation of liabilities and the valuation of the related derivatives, the Group adjusted liabilities to better reflect current interest rates on these contracts, using the “selective unlocking” option under section 24 of IFRS 4, so as to reflect changes in market assumptions such as interest rate.

(ii) SHADOW ACCOUNTING AND DEFERRED
POLICYHOLDER BONUSES
In compliance with the possibility offered by IFRS 4, shadow accounting rules are applied, for insurance and investment contracts with discretionary participating features, on insurance liabilities, deferred acquisition costs and value of business in force to reflect unrealized losses and gains attributable to policyholders (Cf. see additional amortization impacts mentioned above : DAC and VBI reactivity). This mechanism is identical in principle to the notion of deferred policyholder bonuses under French GAAP, and is also applied to temporary differences generated by differences between the two sets of standards and recognized through profit & loss (retained earnings in the opening balance sheet). The participation rate considered is the local best estimate rate based on constructive obligation.

(iii) IDENTIFICATION AND VALUATION OF EMBEDDED DERIVATIVES
Similarly to embedded derivatives in financial assets (according to IAS 39), embedded derivatives in insurance and investment contracts should be separated and accounted for at fair value with change in fair value recorded through profit & loss (according to IFRS 4) if they do not meet the following criteria of exclusion:

– they are clearly and closely related to the host contracts;

– they are explicitely excluded from IFRS 4 scope (options to surrender insurance contracts and investment contracts with discretionary participating features for a set amount);

– they are an insurance contract.

So far, embedded derivatives in insurance and investment contracts which need to be accounted for at fair value through profit & loss do not seem to be material at Group level.

(e) Employee benefits
As mentioned in section 2.1 above, in accordance with the exemption offered by IFRS 1, the Group has chosen to recognize in opening shareholders’ equity actuarial gains and losses arising from differences with respect to estimates and changes in assumptions, which were not recognized through profit & loss under French GAAP. This net cumulative adjustment arising from changes in assumptions, to align to IFRS, reduced opening shareholders’ equity by €2,062 million, mainly stemming from the United Kingdom and the United States.

This adjustment affected both employee benefit liabilities accounted for under Provisions for risks and charges and Other long-term operating assets for plans that had a net asset position. Assets representing pension commitments but that did not meet the definition under IAS 19 have also been transferred to these asset and liability captions. Such assets had to be decompensated. This presentation adjustment did not affect opening shareholders’ equity, but increased total assets and liabilities.

Actuarial gains and losses arising from differences with respect to estimates and from changes in assumptions subsequent to the opening balance sheet are fully recorded through shareholders’ equity during the period in which they arise (through the “statement of income and expenses recognized during the period”). The impact of this change in accounting principle on 2004 is discussed in section 2.3.

(f) Share-based compensation
The plans set up by the Group mainly involve direct remuneration in the form of shares, not cash. The main adjustment related to the release of a reserve established for this purpose under French GAAP, resulting in a limited impact on opening shareholders’ equity (€+103 million). Only options granted after 7 November 2002 and not fully vested at January 1, 2004 are recognized under IFRS. Options are stated at fair value on the grant date, and changes in fair value until the vesting date are recognized as expenses over the vesting period.

Favorable conditions granted as part of share plans with capital increases reserved to employees are also recognized in accordance with IFRS 2, and with the application document published by the CNC (Conseil National de la Comptabilité, French accounting standard-setter) relating to French share plans. The resulting impact is recognized in the statement of income for the period: see section 2.3.

(g) Treasury shares
Under French GAAP, treasury shares are accounted for as an investment in equity securities if they are held to stabilize the Company’s share price in the market, to be attributed to employees in connection with share purchase programs, or to back contracts where financial risk is borne by policyholders. Under IFRS, these treasury shares are eliminated against shareholders’ equity. The net impact on opening shareholders’ equity (and invested assets) was €-510 million.

(h) Compounded financial instruments
Under IFRS, any compounded financial instruments issued by the Group comprising both an equity component (i.e. an option allowing a debt instrument to be converted into an equity instrument of the company) and a debt instrument (comprising a contractual obligation to deliver cash) are classified separately on the liability side of the balance sheet, and the equity component is presented under shareholders’ equity. This resulted in a €120 million net increase in opening shareholders’ equity.

(i) Other debts
Financing debts intended to finance the solvency margin of an operating entity or to acquire a portfolio of insurance contracts are presented on the face of the balance sheet separately from other debts. Within operating debts, the main changes are the recognition as liabilities of minority interests in most investment funds (see scope of consolidation in section 3.1), the recognition under the same caption of the commitment to buy out minority interests held by former shareholders of Sanford C. Bernstein, revalued at each closing with a balancing entry to goodwill, and the recognition of newly consolidated CDO tranches, which increase the amount of liabilities on the balance sheet.

2.3. First time application impacts at December 31, 2004

2.3.1. Reconciliation between income statements at December 31, 2004

a) Statement of income presentation under IFRS
Reclassifications
The column showing the impact of transition to IFRS also contains reclassifications due to changes in presentation between French GAAP and IFRS. For example:

– The notion of net banking revenues is used under IFRS, whereas figures were presented gross under French GAAP.

– On the other hand, financing debt expenses are isolated in a specific sub-total under IFRS, while they were netted in the net investment result under French GAAP. The same presentation change is applied for other debt expenses, which were netted in the net investment result under French GAAP but are now included in the Other income and expenses sub-total in the IFRS income statement.

– Depreciation of VBI resulting from acquisitions is now isolated in a specific caption under IFRS.

Deposit accounting
Investment contracts without discretionary participating features meet the definition of financial instruments under IAS 39. These contracts are recognized according to the deposit accounting principle, which means that flows of premiums, benefits and changes in technical reserves on the related contracts are not recorded in the income statement. This adjustment reduced the apparent business volumes of life insurance companies. However, its net impact on earnings is nil. The resulting reduction in premium income was €5,139 million for full-year 2004 (main adjustment to premium income.) Loadings received on these contracts are recognized under “Revenues from investment contracts with no discretionary participating features”, which totaled €417 million for full-year 2004. The other main income statement caption to be impacted is “Technical charges relating to insurance activities”, which decreased by €-4,793 million for full-year 2004.

The reconciliation between full year 2004 earnings reported under French GAAP and earnings for the same period under IFRS is as follows:

		(in euro millions)
	French GAAP*	IFRS FTA impact	IFRS
Gross written premiums	67,407	(5,255)	62,152
Fees and charges relating to investment contracts with no participating features	–	417	417
Revenues from insurance activities	67,407	(4,838)	62,570
Net revenues from banking activities	370	16	386
Revenues from other activities (a)	3,966	108	4,074
Total revenues	71,743	(4,713)	67,030
Change in unearned premiums net of unearned revenues and fees	47	(152)	(104)
Net investment income (b)	13,000	(59)	12,941
Net realized investment gains and losses (c)	1,978	1,304	3,282
Change in fair value of financial instruments at fair value through profit & loss	11,449	1,139	12,588
Change in financial instruments impairment (d)	(71)	(373)	(444)
Net investment result excluding financing expenses	26,356	2,010	28,367
Technical charges relating to insurance activities (e)	(77,148)	4,189	(72,959)
Net result from outward reinsurance	(1,064)	1	(1,063)
Bank operating expenses	(122)	21	(101)
Acquisition costs (f)	(5,956)	(1)	(5,957)
Amortization of the value of purchased business in force and of other intangible assets	(283)	(185)	(468)
Administrative expenses	(7,627)	(280)	(7,906)
Change in tangible assets impairment	(11)	1	(10)
Other income and expenses (g)	(195)	(45)	(239)
Other operating income and expenses	(92,405)	3,702	(88,703)
Income from operating activities before tax	5,742	847	6,589
Income arising from investments in associates – Equity method	76	(21)	55
Financing debts expenses (h)	(575)	(7)	(583)
Operating income before tax	5,243	819	6,061
Income tax	(1,372)	(443)	(1,814)
Net operating result	3,871	376	4,247
Change in goodwill impairment (i)	(1,031)	995	(36)
Result from discontinued operations net of tax	–	–	–
Net consolidated income	2,840	1,371	4,211
Minority interests share in net consolidated result	(321)	(152)	(473)
Net income Group share	2,519	1,219	3,738
IFRS: (*) French GAAP information is disclosed under the IFRS presentation format.
(a) Excludes insurance and banking activities.
(b) Net of investment management costs.
(c) Includes impairment write back on sold invested assets.
(d) Excludes impairment write back on sold invested assets.
(e) Includes changes in liabilities arising from insurance contracts and investment contracts (with or with no participating features) where the financial risk is borne by policyholders as a counterpart of change in fair value of financial instruments at fair value through profit & loss.
(f) Includes acquisition costs and change in deferred acquisition costs relating to insurance contracts and investment contracts with discretionary participating feature as well as change in rights to future management fees relating to investment contracts with no discretionary participating features.
(g) Notably includes financial charges in relation to other debt instruments issued and bank overdrafts.
(h) Net balance of income and expenses related to derivative instruments on financing debt (however excludes change in fair value of these derivative instruments).
(i) Includes change in impairment and amortization of intangible assets as well as negative goodwill.

2.3.2. Reconciliation of shareholders’ equity at December 31, 2004 The reconciliation between the shareholders’ equity reported at December 31, 2004 under French GAAP	and the shareholders’ equity at the same date under IFRS is as follows:
		(in euro millions)
	French GAAP	IFRS FTA impact	IFRS
Share capital and capital in excess of nominal value	19,719	(333)	19,385
Reserves relating to the change in FV of financial instruments available for sale	–	5,720	5,720
Reserves relating to the change in FV of hedge accounting derivatives (cash flow hedge)	–	53	53
Reserves relating to revaluation of tangible assets	–	–	–
Others	(0)	822	821
Other reserves	(0)	6,595	6,595
Translation reserve and undistributed profits	3,920	(5,115)	(1,195)
Net income for the period	2,519	1,219	3,738
Translation reserves, undistributed profits, and net income of the period	6,439	(3,896)	2,543
SHAREHOLDERS’ EQUITY – GROUP SHARE	26,157	2,366	28,523
MINORITY INTERESTS	2,206	105	2,311

2.3.3. Reconciliation of shareholders’ equity by component

		(in euro millions)
	December 31, 2004	Reminders January 1, 2004
Shareholders’ equity group share under French GAAP	26,157	23,401
Difference in scope of consolidation	260	(217)
Goodwill and purchase accounting	(777)	(1,260)
Investment accounting and valuation	4,456	2,670
Derivatives and hedge accounting	463	192
Property & Casualty reserves	269	260
Deferred acquisition cost and equivalent	(249)	(127)
Employee benefits and share based compensation	(2,161)	(1,966)
Treasury shares	(386)	(510)
Compounded financial instruments and debt/equity classification differences	751	120
Other adjustments	(260)	(94)
Shareholders’ equity group share under IFRS	28,523	22,469

Notes on income statement reconciliation and impacts on shareholders’ equity at December 31, 2004

MAIN IMPACTS ON NET INCOME (GROUP SHARE) AT DECEMBER 31, 2004
The main changes to earnings for the period are as follows:

– No goodwill amortization (positive impact of €607 million in full-year 2004).

– Releases of impairment on financial assets following disposal and lower impairment charge in this period (net positive impact of €526 million in full-year 2004).

– Incomplete recognition of derivative hedging effects under IFRS (a net positive impact of €254 million in full-year 2004).

– Additional restructuring charges relating to the acquisition of MONY in the second half of 2004 (€-146 million net impact for the full-year 2004), which are not recognized in the subsidiary’s opening balance sheet under IFRS, contrary to French GAAP.

– No exceptional income from the release of reserves relating to the exercise of their put options by the former shareholders of Sanford C. Bernstein (AllianceBernstein). This income is cancelled under IFRS (see Goodwill below), resulting in €-112 million in full-year 2004.

Impact by nature of transition to IFRS on income statement and shareholders’ equity at December 31, 2004

SCOPE OF CONSOLIDATION
Impact of adjustments to the scope of consolidation became positive at the end of the period as a result of better financial markets, increasing the amount of adjustments on assets held by consolidated funds. These differences affect either income or the revaluation reserve within shareholders’ equity, depending on the designation of assets held within the funds.

GOODWILL
The absence of goodwill amortization under IFRS significantly increased earnings in full-year 2004 (€+607 million). However, goodwill remains lower under IFRS than under French GAAP since the impact of currency increased in 2004 under IFRS (counterpart in accumulated translation adjustments).

Other significant adjustments affecting “Change in goodwill impairment” relate to the cancellation under IFRS of income resulting from the exercise of put options by the former shareholders of Sanford C. Bernstein:

		(in euro millions)
At December 31, 2004	French GAAP	Impact of transition to IFRS	IFRS
On Change in Financial instruments impairment	420	(420)	–
On Change in goodwill impairment	(308)	308	–
	112	(112)	–

Under IFRS, the liability remaining from the exercise of these put options is recorded on the balance sheet under “Minorities interests of controlled investment funds and other puttable instruments held by minority interests” ($672 million, equal to €494 million at the end of 2004). Under French Gaap this liability was	recorded under “Minority interest” corresponding to the percentage ownerships of net assets at that date. The counterpart of the difference between these amounts is recorded as goodwill for €298 million (equal to $406 million)

INVESTED ASSETS AND ACCOUNTING RULES FOR DERIVATIVES AND HEDGING

		(in euro millions)
CUMULATIVE IMPACT ON SHAREHOLDERS’ EQUITY	December 31, 2004	Reminder January 1, 2004
Net impact from reevaluation at fair value of available for sale assets (with change of fair value in shareholders’ equity) (a)	5,513	4,091
Net impact of impairment of available for sale assets (with change of fair value in shareholders’ equity) (b)	(1,105)	(1,445)
Other impacts (mainly impact of reevaluation of financial assets with change in fair value through profit & loss) (b)	48	24
Net impact on shareholders’ equity of reevaluation of financial assets, excluding consolidated investment funds (d)	4,456	2,670
Net impact on shareholders’ equity from derivatives and hedge accounting (c)	463	192
(a) Net of the impacts of tax, bonus policyholders and amortization of DACs and VBI on revaluation reserves.
(b) Net of the impacts of tax, bonus policyholders and amortization of DACs and VBI on the income statement.
(c) Net of the impacts of tax, bonus policyholders and amortization of DACs and VBI on the income statement or on shareholders’ equity (cash flow hedges).
(d) The impact of this adjustment is included in the subtotal “Difference in scope of consolidation”.
For information: In this section, the impact of recognizing derivatives and net hedging includes the revaluation of underlying items when appropriate in the cases of hedge accounting under the IAS 39 or in the cases of “natural hedging” (use of the fair value option to value the underlying item or selective use of current interest rates for insurance contracts).

IFRS transition adjustments reflect the differing movements in equity, fixed-income and foreign-exchange markets between 2004 opening and closing balance sheets.

The revaluation reserve for available-for-sale securities increased by €1,422 million excluding consolidated funds at December 31, 2004.

Net investment result now includes:

– The effects of revaluing derivative instruments, with the exception of derivatives used as cash flow hedges or to hedge net foreign investments.

– The change in fair value of non-derivative trading assets or assets recorded using the fair value option. Part of these changes in value reduces the impact of derivative instruments.

– Translation impact on monetary items of the balance sheet. Fixed-income instruments are monetary assets and changes in their amortized cost due to exchange rates are recorded in the income statement. Equities are non-monetary assets, and changes in fair value of available-for-sale equity securities are recorded in the revaluation reserve within shareholders’ equity.

Adjustments to French GAAP net investment result amounted to €2.010 million for full year 2004. These adjustments mainly related to:

– The impact of additional impairment on available-for-sale securities recorded in the opening balance sheet, which boosted realized capital gains and reduced the impairment reserves to be booked during the period[1] by comparison with French GAAP.

– The recognition under IFRS of the appreciation in value during the period of derivative instruments at AXA SA that are not used for hedging purposes in the meaning of IAS 39 (€+307 million in full-year 2004, gross of tax effects). These derivative instruments were not revalued under French GAAP.

– The increased impact during the period of revaluing assets recognized at fair value through profit & loss.

– The net impact of “natural hedging” on Japanese bonds against currency risk was not significant in 2004. However, presentation-wise, this net impact was split and thus affected two separate lines of the

(1) The reduction in impairment reserves recorded during the period under IFRS does not appear separately under the Change in financial instruments impairment caption, as this caption also includes the cancellation of the reserve release arising from the exercise of put options from the former Sanford C. Bernstein (AllianceCapital) shareholders, explained in Goodwill section above.

income statement: (i) Net realized investments gains and loss (arising from rollover of derivative instruments) and (ii) Change in fair value of financial instruments recognized at fair value through profit &	loss (due to the revaluation of derivatives not yet exercised and especially the change in fair value of bonds hedged for currency risk).
			(in euro millions)
DETAIL OF ADJUSTMENT TO IFRS AS AT DECEMBER 31, 2004	Derivatives	Underlying	Total
On the line “Realized gains and losses on invested assets” (a)	(357)	112	(245)
On the line “Change in fair value of financial instrument recognized at fair value through profit & loss” (a)	(264)	497	233
Net			(12)
(a) Included derivative products.

INSURANCE & INVESTMENT CONTRACTS
Acquisition costs relating to investment contracts without discretionary participating features are partly replaced by “rights to future management fees”. This reduction is offset by lower DAC and VBI amortization charge following the write off in the opening balance sheet of balances related to investment contracts without discretionary participating features. As a result, the cumulative impact on shareholders’ equity of adjustments to DAC and VBI was €-249 million at December 31, 2004.

SHADOW ACCOUNTING AND DEFERRED POLICYHOLDER PARTICIPATION
Changes in unrealized capital gains and losses in 2004 on available-for-sale securities are presented net of policyholder bonuses in the previous section. This principle also concerns temporary differences generated by differences between French GAAP and IFRS. The corresponding additional policyholder bonus charge was €779 million at December 31, 2004. These adjustments appear on the Technical charges relating to insurance activities caption in the income statement.

EMPLOYEE BENEFITS
Actuarial gains and losses recorded against opening shareholders’ equity are no longer amortized through the income statement (Administrative expenses). New actuarial gains and losses generated since January 1, 2004 are recognized in a specific component of shareholders’ equity. This new reserve totaled €-301 million net at the end of 2004.

SHARE-BASED COMPENSATION
The additional gross charge corresponding to share-based compensation is recognized under Administrative expenses. It totaled €65 million net at December 31, 2004.

TREASURY SHARES
Buyback of shares in 2004 and changes in the value of the derivatives hedging part of these shares resulted in a net €-124 million decrease in the treasury share-related adjustment.

DEEPLY SUBORDINATED NOTES
Deeply subordinated notes are classified under shareholders’ equity (“other reserves”) when, like ordinary shares, they do not involve the contractual obligation to deliver cash or another financial asset. This difference with respect to French GAAP amounted to €625 million at December 31, 2004. The related interest expense is no longer recorded through the income statement but through shareholders’ equity.

Note 3: Scope of consolidation

3.1. Consolidated companies

3.1.1. Main fully consolidated companies

Parent and Holding Companies	Change in scope	December 31, 2005		December 31, 2004
		Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA		Mère		Mère
AXA China		100.00	76.28	100.00	76.28
AXA France Assurance		100.00	100.00	100.00	100.00
Colisée Excellence		100.00	100.00	100.00	100.00
AXA Participations II		100.00	100.00	100.00	100.00
Mofipar		100.00	100.00	100.00	100.00
Oudinot Participation		100.00	100.00	100.00	100.00
Société Beaujon		99.99	99.99	99.99	99.99
AXA Technology Services		100.00	99.99	100.00	99.99
United States
AXA Financial. Inc.		100.00	100.00	100.00	100.00
AXA America Holding Inc.		100.00	100.00	100.00	100.00
United Kingdom
Guardian Royal Exchange Plc		100.00	99.99	100.00	99.99
AXA UK Holdings Limited	Merger with AXA Global Risk UK (included in AXA Corporate Solutions Assurance sub-group)	–	–	100.00	100.00
AXA UK Plc		100.00	99.99	100.00	99.99
AXA Equity & Law Plc		99.96	99.96	99.96	99.96
Asia/Pacific (excluding Japan)
National Mutual International Pty Ltd (a)		100.00	52.95	100.00	51.59
AXA Life Singapore Holding (a)		100.00	52.95	100.00	51.59
AXA Asia Pacific Holdings Ltd (a)		52.95	52.95	51.59	51.59
AXA General Insurance Hong Kong Ltd	Fully consolidated since January 1, 2005 (formerly equity-accounted)	100.00	100.00	100.00	100.00
AXA Insurance Singapore	Fully consolidated since January 1, 2005 (formerly equity-accounted)	100.00	100.00	100.00	100.00
Japan
AXA Japan Holding		97.59	97.59	97.59	97.59
Germany
Kölnische Verwaltungs AG für Versicherungswerte		99.56	97.77	99.56	97.74
AXA Konzern AG		92.76	92.19	92.67	92.09
(a) The interest in AXA Asia Pacific Group is 52.95%, with a direct stake of 51.6% and 1.35% owned by AXA APH Executive Plan (newly consolidated under IFRS).

Parent and Holding Companies	Change in scope	December 31, 2005		December 31, 2004
		Voting rights	Ownership interest	Voting rights	Ownership interest
Belgium
AXA Holdings Belgium		100.00	99.92	100.00	99.92
Royale Belge Investissement		100.00	99.92	100.00	99.92
Luxembourg
AXA Luxembourg SA		100.00	99.92	100.00	99.92
The Netherlands
AXA Verzekeringen		100.00	99.92	100.00	99.92
AXA Nederland BV		100.00	99.92	100.00	99.92
Vinci BV		100.00	100.00	100.00	100.00
Spain
AXA Aurora S.A.		100.00	100.00	100.00	100.00
Italy
AXA Italia SpA		100.00	100.00	100.00	100.00
Morocco
AXA Ona		51.00	51.00	51.00	51.00
Turkey
AXA Oyak Holding AS	Fully consolidated since January 1, 2005 (formerly equity-accounted)	50.00	50.00	50.00	50.00

Life & Savings and Property & Casualty	Change in scope	December 31, 2005		December 31, 2004
		Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA France Iard		99.92	99.92	99.92	99.92
Avanssur (anciennement Direct Assurances Iard)		100.00	100.00	100.00	100.00
AXA France Vie		99.77	99.77	99.77	99.77
AXA Protection Juridique		98.51	98.51	98.51	98.51
United States
AXA Financial (sub-group)		100.00	100.00	100.00	100.00
Canada
AXA Canada Inc. (sub-group)		100.00	100.00	100.00	100.00
United Kingdom
AXA Insurance Plc		100.00	99.99	100.00	99.99
AXA Sun Life Plc		100.00	99.99	100.00	99.99
GREA Insurance		100.00	99.99	100.00	99.99
PPP Group Plc		100.00	99.99	100.00	99.99
PPP Healthcare Ltd		100.00	99.99	100.00	99.99
Ireland
AXA Insurance Limited		100.00	99.99	100.00	99.99
Asia/Pacific (excluding Japan)
AXA Life Insurance Singapore (a)		100.00	52.95	100.00	51.59
AXA Australia New Zealand (a)		100.00	52.95	100.00	51.59
AXA China Region Limited (a)		100.00	52.95	100.00	51.59
Japan
AXA Group Life Insurance		100.00	97.59	100.00	97.59
AXA Life Insurance		100.00	97.59	100.00	97.59
AXA Non Life Insurance Co Ltd		100.00	97.59	100.00	97.59
Germany
AXA Versicherung AG		100.00	92.19	100.00	92.09
AXA Art		100.00	92.19	100.00	92.09
AXA Leben Versicherung AG		100.00	92.19	100.00	92.09
Pro Bav Pensionskasse		100.00	92.19	100.00	92.09
Deutsche Aerzteversicherung		97.87	90.23	97.87	90.14
AXA Kranken Versicherung AG		99.69	91.91	99.69	91.81
(a) The interest in AXA Asia Pacific Group is 52.95%, with a direct stake of 51.6% and 1.35% owned by AXA APH Executive Plan (newly consolidated under IFRS).

Life & Savings and Property & Casualty	Change in scope	December 31, 2005		December 31, 2004
		Voting rights	Ownership interest	Voting rights	Ownership interest
Belgium
Ardenne Prévoyante		100.00	99.92	100.00	99.92
AXA Belgium SA		100.00	99.92	100.00	99.92
Servis (anciennement Assurance de la Poste)		100.00	99.92	100.00	99.92
Assurances de la Poste Vie		100.00	99.92	100.00	99.92
Luxembourg
AXA Assurances Luxembourg		100.00	99.92	100.00	99.92
AXA Assurances Vie Luxembourg		100.00	99.92	100.00	99.92
The Netherlands
AXA Leven N.V.		100.00	99.92	100.00	99.92
AXA Schade N.V.		100.00	99.92	100.00	99.92
AXA Zorg N.V.	Merger with AXA Schade N.V.	–	–	100.00	99.92
Spain
Hilo Direct SA de Seguros y Reaseguros		100.00	100.00	100.00	100.00
AXA Aurora SA Iberica de Seguros y Reaseguros		99.70	99.70	99.70	99.70
AXA Aurora SA Vida de Seguros y Reaseguros		99.70	99.70	99.70	99.70
AXA Aurora SA Vida		99.96	99.67	99.96	99.67
Italy
AXA Interlife		100.00	100.00	100.00	100.00
UAP Vita		100.00	100.00	100.00	100.00
AXA Assicurazioni e Investimenti		100.00	99.99	100.00	99.99
Switzerland
AXA Compagnie d’Assurances sur la Vie		100.00	100.00	100.00	100.00
AXA Compagnie d’Assurances		100.00	100.00	100.00	100.00
Portugal
AXA Portugal Companhia de Seguros SA		99.70	99.51	99.61	99.37
AXA Portugal Companhia de Seguros de Vida SA		95.09	94.89	95.09	94.89
Seguro Directo	Acquisition	100.00	100.00	–	–
Morocco
AXA Assurance Maroc		100.00	51.00	100.00	51.00
Epargne Croissance	Merger with AXA Assurance Maroc	–	–	99.59	50.79
Turkey
AXA Oyak Hayat Sigorta AS	Fully consolidated since January 1, 2005 (formerly equity-accounted)	100.00	50.00	100.00	50.00
AXA Oyak Sigorta AS		70.96	35.48	70.91	35.45

International Insurance	Change in scope	December 31, 2005		December 31, 2004
(Entities having Worldwide Activities)		Voting rights	Ownership interest	Voting rights	Ownership interest
AXA RE (sub-group)		100.00	100.00	100.00	100.00
AXA Corporate Solutions Assurances (sub-group)		98.75	98.75	98.75	98.75
AXA Cessions		100.00	100.00	100.00	100.00
AXA Assistance SA (sub-group)		100.00	100.00	100.00	100.00
AXA Global Risks UK		100.00	100.00	–	–
English & Scottish	Merger with AXA Global Risk UK (included in AXA Corporate Solutions Assurance sub-group)	–	–	100.00	100.00
Saint-Georges Ré		100.00	100.00	100.00	100.00

Asset Management	Change in scope	December 31, 2005		December 31, 2004
(Entities having Worldwide Activities)		Voting rights	Ownership interest	Voting rights	Ownership interest
AXA Investment Managers (sub-group)		95.11	94.58	95.44	94.90
AllianceBernstein (sub-group)		61.08	61.08	61.33	61.33
National Mutual Funds Management (sub-group) (a)		100.00	52.95	100.00	51.59
Framlington (including in sub-group AIM)	Acquisition	100.00	94.58	–	–
(a) The interest in AXA Asia Pacific Group is 52.95%, with a direct stake of 51.6% and 1.35% owned by AXA APH Executive Plan (newly consolidated under IFRS).

Other Financial Services	Change in scope	December31, 2005		December31, 2004
		Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA Banque		100.00	99.91	100.00	99.92
AXA Banque Financement		65.00	64.94	65.00	64.95
Compagnie Financière de Paris		100.00	100.00	100.00	100.00
Sofinad		100.00	100.00	100.00	100.00
Germany
AXA Vorsorgebank		100.00	92.19	100.00	92.09
Belgium
AXA Bank Belgium		100.00	99.92	100.00	99.92

The main changes in the scope of consolidation in 2005 were the entries of Framlington Group Limited in the United Kingdom acquired by AXA Investment Managers (AXA IM) and Seguro Directo in Portugal.	The main removal from the scope of consolidation arose from the disposal of Advest, a subsidiary of the AXA Financial Group (US Life & Savings).

a) Investments funds and other investments Funds and other investments consolidated by AXA are as follows: Consolidated mutual funds represent total investments of €67,549 million at end 2005 (€55,434 million at December 31, 2004). 99% of this amount come from 230 funds, mainly in France, the United Kingdom, Belgium, Australia/ New-Zealand, the Netherlands, Germany and Japan.

The 46 consolidated real estate companies represented total investments of €18,795 million at end 2005 (€6,110 million at December 31, 2004), mainly in France, the United Kingdom, Germany and Japan.	The 9 consolidated CDOs represented total investments of €1,806 million (€1,871 million at December 31, 2004). In most investment funds (mainly open-ended mutual funds), minority interests do not meet the definition of equity capital. They are therefore presented as liabilities on the balance sheet under “Minorities in controlled funds and other commitments to buy out minority interests”. At December 31, 2005, minority interests in controlled funds totaled €4,326 million (€3,223 million at December 31, 2004).

3.1.2. Proportionally consolidated companies

Life & Savings and Property & Casualty	Change in scope	December 31, 2005		December 31, 2004
		Voting rights	Ownership interest	Voting rights	Ownership interest
France
Natio Assurances		50.00	49.96	50.00	49.96
NSM Vie		39.98	39.98	39.98	39.98
Fonds Immobiliers Paris Office Funds		50.00	49.91	50.00	49.91

3.1.3. Investments in equity-accounted companies

a) Equity-accounted companies excluding mutual funds and real estate entities

Life & Savings and Property & Casualty	Change in scope	December 31, 2005		December 31, 2004
		Voting rights	Ownership interest	Voting rights	Ownership interest
France
Compagnie Financière de Paris Crédit		100.00	100.00	100.00	100.00
Argovie		94.47	94.25	94.47	94.25
Banque de Marchés et d’Arbitrages		27.71	27.70	27.71	27.70
Asia/Pacific
AXA Insurance Investment Holding		100.00	100.00	100.00	100.00
AXA Insurance Hong Kong Ltd	Liquidation	–	–	100.00	100.00
Belgium
Parfimmo	Acquisition	33.33	33.31	–	–

b) Equity-accounted mutual funds and real estate entities At December 31, 2005, equity-accounted real estate companies and mutual funds represent total assets of €234 million and €1,346 million respectively, mainly in France and the United States.

3.2. Other comments on the scope of consolidation
AXA’s consolidated financial statements are prepared as at December 31. Certain entities within AXA have a reporting year-end that does not coincide with December 31, in particular AXA Life Japan and its subsidiaries, which have a September 30 financial year-end.

3.3. Consolidated entities relating to specific operations
Certain entities have been set up for specific, often one-off, operations. The main consolidated companies in this category are as follows.

Acacia
The Acacia SPV is consolidated within the operations of AXA France Vie. The main impact of this is a €250 million increase in the AXA Group’s other liabilities, and a parallel increase in receivables resulting from insurance operations.

Securitization of the French motor insurance portfolio
On December 9, 2005, AXA announced the closing of the €200 million securitization of its French motor insurance portfolio. This operation, launched on

November 3, 2005, was the first ever securitization of a low claim severity, high claim frequency insurance portfolio. Through securitization, AXA has transferred to the financial markets the deviation of the cost of claims on the securitized insurance portfolio above a certain threshold for four consecutive and independent annual periods. The transaction was oversubscribed and had an average margin per tranche of 28bp over Euribor 3 month rates, in line with similarly rated synthetic bank securitizations. Since the threshold for transferring risk to the financial markets was not reached, the recognition of this operation in AXA’s consolidated financial statements mainly involves the consolidation of the vehicle carrying the portion subscribed by AXA, and the recognition on the balance sheet under other liabilities of a €200 million deposit received from reinsurers.

AXA Japan
In 2002, AXA Japan sold 102 buildings with net book value of JPY 40 billion to a fund owned by a third party and AXA Japan for JPY 43 billion, with a view to selling the buildings to other parties. Due to AXA Japan’s continuing involvement in managing these buildings, the Group is considered to retain almost all of the risks and benefits relating to ownership of the transferred assets, and so the assets have been kept on the balance sheet. The assets relating to this transaction kept on the balance sheet at December 31, 2005 totaled JPY 15 billion (€110 million).

Matignon Finances
AXA has set up an intra-group financing and cash management company. This company entered the scope of consolidation in 2005.

Note 4: Segmental information
(Balance sheet & Statement of income)

AXA has five operating business segments: Life & Savings, Property & Casualty, International Insurance, Asset Management and Other Financial Services. In addition, non-operating activities are conducted by the holding companies. The financial information for AXA’s business segments and the holding company activities is consistent with the presentation provided in the consolidated financial statements presented here in.

Life & Savings Segment’s products and services. AXA offers a broad range of Life & Savings products including individual and group savings retirement products, Life and Health products. They comprise traditional term and whole life insurance, immediate annuities and investment products (including endowments, savings-related products, such as variable life and variable annuity products).

Property & Casualty Segment’s products and services. Include a broad range of products including mainly motor, household, property and general liability insurance for both personal and commercial customers (commercial cutomers being mainly small to medium size companies). In some countries, this segment includes Health products.

International Insurance Segment’s products and services. Operations in this segment are principally	focused on Reinsurance, Large risks, and Assistance. The reinsurance operations (AXA RE) principally focus on property damage, marine and aviation property, and third party liability. The offered insurance products, which specifically relate to AXA Corporate Solutions Assurance, include coverage to large national and international corporations mainly relating to property damage, third party liability, marine, aviation and transport, construction risk, financial risk, and directors and officers liability.

Asset Management Segment’s products and services. Incorporate diversified asset management (including mutual funds management) and related services to a variety of institutional clients and individuals, including AXA’s insurance companies.

Other Financial Services Segment’s products and services. This segment includes mainly banking activities conducted primarily in France and Belgium.

Information described as “Insurance” below includes the three insurance segments: Life & Savings, Property & Casualty and International Insurance. Information described below as “Financial Services” includes both the Asset Management Segment and the Other Financial Services segment.

4.1. Segmental balance sheet
4.1.1. Assets

							(in euro millions)
SEGMENTAL ASSETS	December 31, 2005
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter-segment eliminations	TOTAL
Intangible assets	23,685	3,470	169	4,972	70	363	–	32,731
Investments	414,933	41,054	9,870	421	8,642	5,446	(10,874)	469,492
Reinsurer’s share in insurance and investment contracts liabilities	4,356	2,014	3,015	–	–	–	(298)	9,087
Other assets & receivables (a)	15,157	5,125	3,119	3,842	12,600	31,774	(6,346)	65,271
Assets held for sale and from discontinued operations	100	2	–	–	–	–	–	102
TOTAL ASSETS	458,231	51,665	16,173	9,235	21,312	37,584	(17,517)	576,682
Of which:
France	124,756	15,758	–	–	–	–	–	140,514
United States	123,290	–	–	–	–	–	–	123,290
United Kingdom	84,456	9,629	–	–	–	–	–	94,085
Japan	34,405	–	–	–	–	–	–	34,405
Germany	34,103	8,383	–	–	–	–	–	42,486
Belgium	19,454	7,493	–	–	–	–	–	26,947
Other countries and other transnational activities	37,767	10,403	16,173	9,235	21,312	37,584	(17,517)	114,956
TOTAL ASSETS	458,231	51,665	16,173	9,235	21,312	37,584	(17,517)	576,682
(a) Including cash and cash equivalents.

							(in euro millions)
SEGMENTAL ASSETS	December 31, 2004
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter-segment eliminations	TOTAL
Intangible assets	21,527	3,318	162	3,831	73	21	–	28,932
Investments	357,634	35,594	7,701	223	9,983	5,351	(10,570)	405,916
Reinsurer’s share in insurance and investment contracts liabilities	4,025	1,835	2,474	–	–	–	(436)	7,898
Other assets & receivables (a)	11,964	4,679	3,702	2,641	11,545	31,034	(4,007)	61,559
Assets held for sale and from discontinued operations	62	–	–	–	–	–	–	62
TOTAL ASSETS	395,212	45,426	14,038	6,695	21,601	36,406	(15,013)	504,367
Of which:
France	112,296	13,846	–	–	–	–	–	126,142
United States	100,793	–	–	–	–	–	–	100,793
United Kingdom	71,339	8,390	–	–	–	–	–	79,729
Japan	29,036	–	–	–	–	–	–	29,036
Germany	32,068	8,029	–	–	–	–	–	40,097
Belgium	16,286	7,109	–	–	–	–	–	23,395
Other countries and other transnational activities	33,393	8,053	14,038	6,695	21,601	36,406	(15,013)	105,175
TOTAL ASSETS	395,212	45,426	14,038	6,695	21,601	36,406	(15,013)	504,367
(a) Including cash and cash equivalents.

4.1.2. Liabilities

							(in euro millions)
	December 31, 2005
SEGMENTAL LIABILITIES EXCLUDING SHAREHOLDERS’ EQUITY	Life & Savings	Property & Casualty	International insurance	Asset Management	Other financial Services	Holding Companies	Inter-segment Eliminations	TOTAL

Liabilities arising from insurance contracts (a)	291,279	36,151	12,014	–	–	–	(355)	339,088
Liabilities arising from investment contracts (a)	82,365	–	–	–	–	–	–	82,365
Unearned revenues and unearned fees reserves	1,835	–	–	–	–	–	–	1,835
Liabilities arising from policyholder’s participation	25,660	19	–	–	–	–	(13)	25,665
Derivatives relating to insurance and investment contracts	(147)	–	(1)	–	–	–	–	(148)
Provisions for risks and charges	5,221	2,699	93	99	272	377	–	8,761
Financing debt	3,011	130	738	783	490	15,286	(9,853)	10,585
Deferred tax liability	5,168	1,270	239	233	31	507	–	7,449
Payables	30,252	6,686	2,545	5,836	20,290	6,160	(7,296)	64,473
Liabilities from held for sale or discontinued operations	–	–	–	–	–	–	–	–
TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS’ EQUITY	444,644	46,954	15,628	6,951	21,084	22,330	(17,517)	540,073
(a) Includes changes in liabiities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders.

							(in euro millions)
	December 31, 2004
SEGMENTAL LIABILITIES EXCLUDING SHAREHOLDERS’ EQUITY	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter-segment eliminations	TOTAL
Liabilities arising from insurance contracts (a)	257,574	33,668	10,626	–	–	–	(446)	301 421
Liabilities arising from investment contracts (a)	71,659	–	–	–	–	–	–	71,659
Unearned revenues and unearned fees reserves	1,675	–	–	–	–	–	–	1,675
Liabilities arising from policyholder’s participation	19,773	26	–	–	–	–	(2)	19,798
Derivatives relating to insurance and investment contracts	(22)	–	(10)	–	–	–	–	(32)
Provisions for risks and charges	4,663	2,305	99	78	270	313	–	7,729
Financing debt	3,001	217	566	426	435	15,510	(9,147)	11,009
Deferred tax liability	5,383	1,085	197	(45)	45	229	–	6,895
Payables	21,981	5,369	2,303	4,243	20,598	4,303	(5,418)	53,380
Liabilities from held for sale or discontinued operations	–	–	–	–	–	–	–	–
TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS’ EQUITY	385,687	42,671	13,781	4,703	21,348	20,355	(15,013)	473,533
(a) Also includes changes in liabiities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders.

4.2. Segmental consolidated statement of income

							(in euro millions)
	December 31, 2005
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter-segment eliminations	TOTAL
Gross written premiums	43,502	18,913	3,725	–	–	–	(145)	65,995
Fees and charges relating to investment contracts with no participating feature	509	–	–	–	–	–	–	509
Revenues from insurance activities	44,011	18,913	3,725	–	–	–	(145)	66,504
Net revenues from banking activities	–	–	–	–	441	–	(13)	428
Revenues from other activities	1,115	43	178	3,783	–	–	(380)	4,739
Total revenues	45,126	18,956	3,903	3,783	441	–	(538)	71,671
Change in unearned premiums net of unearned revenues and fees	(179)	(269)	(33)	–	–	–	(3)	(484)
Net investment income	12,003	1,443	357	27	101	331	(311)	13,951
Net realized investment gains and losses	2,889	499	133	33	(3)	5	–	3,557
Change in fair value of financial instruments at fair value through profit & loss	16,006	82	(6)	11	(40)	(43)	(3)	16,008
Change in financial instruments impairment	(107)	(84)	(3)	–	2	(18)	–	(210)
Net investment result excluding financing expenses	30,792	1,940	482	72	61	274	(314)	33,306
Technical charges relating to insurance activities	(65,684)	(12,347)	(3,796)	–	–	–	37	(81,791)
Net result from outward reinsurance	(7)	(581)	317	–	–	–	130	(141)
Bank operating expenses	–	–	–	–	(61)	–	–	(61)
Acquisition costs	(2,855)	(3,382)	(316)	–	–	–	16	(6,537)
Amortization of the value of purchased business in force and of other intangible assets	(558)	–	–	–	–	–	–	(558)
Administrative expenses	(3,017)	(1,961)	(322)	(2,807)	(295)	(401)	207	(8,596)
Change in tangible assets impairment	(4)	(1)	3	(0)	(0)	(0)	–	(3)
Other income and expenses	(17)	12	18	(18)	(101)	(78)	103	(81)
Other operating income and expenses	(72,144)	(18,259)	(4,096)	(2,825)	(457)	(479)	492	(97,769)
Income from operating activities before tax	3,595	2,368	256	1,029	44	(205)	(363)	6,723
Income arising from investments in associates – Equity method	10	3	1	–	6	–	–	21
Financing debts expenses	(119)	(11)	(30)	(21)	(20)	(765)	363	(602)
Operating income before tax	3,487	2,361	227	1,008	30	(970)	–	6,142
Income tax	(843)	(566)	(41)	(280)	–	319	–	(1,411)
Net operating result	2,644	1,795	186	727	30	(651)	–	4,731
Change in goodwill impairment	(70)	–	–	–	–	–	–	(70)
Result from discontinued operations net of tax	–	–	–	–	–	–	–	–
Net consolidated income	2,573	1,795	186	727	30	(651)	–	4,661
Minority interests share in net consolidated result	(169)	(58)	(2)	(317)	52	5	–	(488)
Net income Group share	2,404	1,737	184	411	82	(645)	–	4,173

						(in euro millions)
	December 31, 2004
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter-segment eliminations	TOTAL
Gross written premiums	41,111	17,903	3,314	–	–	–	(176)	62,152
Fees and charges relating to investment contracts with no participating features	417	–	–	–	–	–	–	417
Revenues from insurance activities	41,529	17,903	3,314	–	–	–	(176)	62,570
Net revenues from banking activities	–	–	–	–	404	(1)	(17)	386
Revenues from other ativities	824	42	159	3,378	–	–	(329)	4,074
Total revenues	42,353	17,945	3,473	3,378	404	(1)	(522)	67,030
Change in unearned premiums net of unearned revenues and fees	(131)	(250)	318	–	–	–	(41)	(104)
Net investment income	11,186	1,320	347	15	98	337	(361)	12,941
Net realized investment gains and losses	2,492	487	175	4	6	119	(0)	3,282
Change in fair value of financial instruments at fair value through profit & loss	12,080	113	2	3	44	346	–	12,588
Change in financial instruments impairment	(264)	(124)	(22)	(0)	(10)	(23)	–	(444)
Net investment result excluding financing expenses	25,494	1,795	500	22	138	779	(361)	28,367
Technical charges relating to insurance activities	(58,376)	(11,959)	(2,832)	–	–	–	208	(72,959)
Net result from outward reinsurance	17	(663)	(401)	–	–	–	(15)	(1,063)
Bank operating expenses	–	–	–	–	(104)	–	2	(101)
Acquisition costs	(2,602)	(3,089)	(284)	–	–	–	17	(5,957)
Amortization of the value of purchased business in force and of other intangible assets	(468)	–	–	–	–	–	–	(468)
Administrative expenses	(3,002)	(1,717)	(344)	(2,623)	(189)	(269)	237	(7,906)
Change in tangible assets impairment	(3)	(7)	0	(0)	–	(0)	–	(10)
Other income and expenses	(266)	3	(6)	4	(112)	(16)	153	(239)
Other operating income and expenses	(64,700)	(17,432)	(3,866)	(2,618)	(405)	(284)	603	(88,703)
Income from operating activities before tax	3,016	2,059	425	781	137	493	(322)	6,589
Income arising from investments in associates – Equity method	10	34	1	–	10	–	–	55
Financing debts expenses	(100)	(22)	(53)	(22)	(18)	(689)	322	(583)
Operating income before tax	2,926	2,071	373	760	129	(196)	–	6,061
Income tax	(971)	(563)	(120)	(178)	(95)	112	–	(1,814)
Net operating result	1,954	1,508	253	582	34	(84)	–	4,247
Change in goodwill impairment	(0)	(29)	(7)	–	–	–	–	(36)
Result from discontinued operations net of tax	–	–	–	–	–	–	–	–
Net consolidated income	1,954	1,478	246	582	34	(84)	–	4,211
Minority interests share in net consolidated result	(129)	(39)	(2)	(277)	(21)	(4)	–	(473)
Net income Group share	1,826	1,439	244	304	13	(88)	–	3,738

Note 5: Financial and insurance risk
management

All of the following sections form an integral part of the Group financial statements. They appear in the Risk Factors and Investment and Financing Policy sections of this document as follows:

5.1. Risk Management
organization

Please refer to pages 134 to 135, section “Risk factors”.

5.2. Market risks (excluding
sensitivities)

Please refer to pages 136 to 143, section “Risk factors”. Excludes Analysis of sensitivity to interest rates, equity prices and Exchange rates.

Additionnal information about the Group’s exposure
to those risks and related comments are included in
the notes describing related balance sheet headings.

5.3. Controlling exposure and
insurance risk

Please refer to pages 146 to 149, section “Risk factors”.

5.4. Credit risk

Please refer to pages 150 to 151, section “Risk factors”.

5.5. Liquidity and capital
resources

Please refer to pages 127 to 132, section “Liquidity and capital resources” (except for the paragraph “Solvency Margin” pages 131 and 132).

Note 6: Goodwill

6.1. Goodwill

An analysis of goodwill is presented in the table below:

				(in euro millions)
	Net value January 1, 2005	Gross value December 31, 2005	Accumulated impairment December 31, 2005	Net value December 31, 2005
Framlington	–	142	–	142
Seguro Directo	–	31	–	31
MONY	351	246	–	246
AXA Equity & Law	366	377	–	377
AXA Financial, Inc.	2,790	3,223	–	3,223
Alliance Capital	325	376	–	376
Sanford C. Bernstein	2,670	3,299	–	3,299
SLPH (AXA UK Holdings)	1,474	1,525	–	1,525
Nippon Dantaï (AXA Japan) (a)	1,334	1,343	70	1,273
AXA China Region	236	274	–	274
Guardian Royal Exchange (excluding Albingia)	338	344	–	344
Guardian Royal Exchange (Albingia)	346	346	–	346
Royale Belge	514	547	33	514
UAP	522	534	–	534
Sterling Grace	130	142	–	142
AXA Aurora	120	120	–	120
IPAC	100	109	–	109
AXA Investment Managers (including AXA Rosenberg)	102	117	–	117
Others	485	576	7	568
TOTAL	12,204	13,670	111	13,559
Of wich:
Life & Savings	6,354	6,736	70	6,666
Property & Casualty	1,986	2,090	35	2,055
International Insurance	15	20	5	15
Asset Management	3,781	4,733	–	4,733
Others	68	91	–	91
(a) Following a revaluation of deferred tax assets booked at the time of the Nippon Dantaï acquisition, goodwill was reduced by an equivalent amount (€70 million).

N.B.: Gross value of goodwill is presented net of
accumulated amortization under French GAAP as of
December 31, 2003.

			(in euro millions)
	Net value January 1, 2004	Gross value December 31, 2004 (a)	Accumulated impairment December 31, 2004	Net value December 31, 2004
MONY	–	351	–	351
AXA Equity & Law	367	366	–	366
AXA Financial, Inc.	3,010	2,790	–	2,790
Alliance Capital	351	325	–	325
Sanford C, Bernstein	2,764	2,670	–	2,670
SLPH (AXA UK Holdings)	1,482	1,474	–	1,474
Nippon Dantaï (AXA Japan)	1,409	1,334	–	1,334
AXA China Region	256	236	–	236
Guardian Royal Exchange (excluding Albingia)	339	338	–	338
Guardian Royal Exchange (Albingia)	346	346	–	346
Royale Belge	565	547	33	514
UAP	525	522	–	522
Sterling Grace	129	130	–	130
AXA Aurora	91	120	–	120
IPAC	101	100	–	100
AXA Investment Managers (including AXA Rosenberg)	106	102	–	102
Others	523	492	7	485
TOTAL	12,363	12,244	40	12,204
Of wich:
Life & Savings	6,308	6,354	–	6,354
Property & Casualty	2,012	2,021	35	1,986
International Insurance	15	20	5	15
Asset Management	3,958	3,781	–	3,781
Others	70	68	–	68
(a) Gross value of goodwill is presented net of accumulated amortization under French GAAP as of December 31, 2003.

Cumulative amortization booked under French GAAP at December 31, 2003 is deducted from the gross value.

Goodwill presented in the tables above also include the balancing entry for the revaluation of minority interests relating to buyout commitments recognized as liabilities	under the “Minorities in controlled funds and other minority interests buy out commitments” caption. These amounts relating to the Sanford C. Bernstein put totaled €559 million at December 31, 2005, €298 million at December 31, 2004 and €508 million at January 1, 2004.

6.2. Change in goodwill

6.2.1. Goodwill – Change in gross value

						(in euro millions)
	Gross value January 1, 2005 (a)	Acquisitions during the period	Disposals during the period	Goodwill adjustments	Currency translation adjustment	Other change (b)	Gross value December 31, 2005 (a)
Framlington	– –	142	–	–	(0) –	–	142 31
Seguro Directo		31	–	–		–
MONY	351	–	(152)	1	46	–	246
AXA Equity & Law	366	–	–	–	11	–	377
AXA Financial, Inc.	2,790	–	–	–	433	–	3,223
Sanford C, Bernstein	2,670	–	–	–	426	203	3,299
Alliance Capital	325	–	–	–	51	–	376
SLPH (AXA UK Holdings)	1,474	–	–	–	51	–	1,525
Nippon Dantaï (AXA Nichidan)	1,334	–	–	–	9	–	1,343
AXA China Region	236	–	–	–	38	–	274
Guardian Royal Exchange (excluding Albingia)	338	–	–	–	6	–	344
Guardian Royal Exchange (Albingia)	346	–	–	–	–	–	346
Royale Belge	547	–	–	–	–	–	547
UAP	522	4	–	–	8	–	534
Sterling Grace	130	–	–	–	12	–	142
AXA Aurora	120	–	–	–	–	–	120
IPAC	100	–	–	–	9	–	109
AXA Investment Managers (including AXA Rosenberg)	102	–	–	–	15	–	117
Others	492	12	–	9	40	22	576
TOTAL	12,244	189	(152)	9	1,153	225	13,670
Of wich:
Life & Savings	6,354	–	(152)	3	531	(0)	6,736
Property & Casualty	2,021	36	–	6	27	–	2,090
International Insurance	20	–	–	–	–	(1)	20
Asset Management	3,781	153	–	–	595	203	4,733
Others	68	–	–	–	–	23	91
(a) Gross value of goodwill is presented net of accumulated amortization under French GAAP as of December 31, 2003.
(b) Including the impact of exercises and revaluations of minority interests buyout commitments.

						(in euro millions)
	Gross value January 1, 2004 (a)	Acquisitions during the period	Disposals during the period	Goodwill adjustments	Currency translation adjustment	Other change (b)	Gross value December 31, 2004 (a)
MONY	–	384	–	–	(33)	–	351
AXA Equity & Law	367	–	–	–	(0)	–	366
AXA Financial, Inc,	3,010	–	–	–	(220)	–	2,790
Sanford C, Bernstein	2,764	308	–	–	(212)	(190)	2,670
Alliance Capital	351	–	–	–	(26)	–	325
SLPH (AXA UK Holdings)	1,482	–	–	–	(8)	–	1,474
Nippon Dantaï (AXA Nichidan)	1,409	11	–	–	(85)	–	1,334
AXA China Region	256	–	–	–	(20)	–	236
Guardian Royal Exchange (excluding Albingia	) 339	–	–	–	(0)	–	338
Guardian Royal Exchange (Albingia)	346	–	–	–	–	–	346
Royale Belge	565	–	(18)	–	–	–	547
UAP	525	–	–	–	(0)	(2)	522
Sterling Grace	129	–	–	–	1	–	130
AXA Aurora	91	28	–	–	–	–	120
IPAC	101	–	–	3	(4)	–	100
AXA Investment Managers (including AXA Rosenberg)	106	3	–	–	(8)	–	102
Others	523	5	(4)	3	(17)	(18)	492
TOTAL	12,363	740	(21)	6	(632)	(210)	12,244
Of which
Life & Savings	6,308	395	–	6	(334)	(21)	6,354
Property & Casualty	2,012	30	(21)	1	(1)	–	2,021
International Insurance	15	4	–	(1)	(0)	3	20
Asset Management	3,957	311	–	–	(297)	(190)	3,781
Others	70	–	–	–	–	(2)	68
(a) Gross value of goodwill is presented net of accumulated amortization under French GAAP as of December 31, 2003.
(b) Including the impact of exercises and revaluations of minority interests buyout commitments.

6.2.2. Goodwill - Change in impairment

(in euro millions)
	Gross value December 31, 2005	Increase in impairment during the period	Increase in impairment relating to GW created on acquisitions during the period	Write back of impairment of GW sold during the period	Accumulated impairment losses transferred out relating to goodwill transferred in the “held for sale” category	Currency translation adjustment	Other changes (a)	Gross value December 31, 2005
Framlington	–	–	–	–	–	–	–	–
Seguro Directo	–	–	–	–	–	–	–	–
MONY	–	–	–	–	–	–	–	–
AXA Equity & Law	–	–	–	–	–	–	–	–
AXA Financial, Inc.	–	–	–	–	–	–	–	–
Sanford C. Bernstein	–	–	–	–	–	–	–	–
Alliance Capital	–	–	–	–	–	–	–	–
SLPH (AXA UK Holdings)	–	–	–	–	–	–	–	–
Nippon Dantaï (AXA Japan) (a)	–	–	–	–	–	–	70	70
AXA China Region	–	–	–	–	–	–	–	–
Guardian Royal Exchange (excluding Albingia)	–	–	–	–	–	–	–	–
Guardian Royal Exchange (Albingia)	–	–	–	–	–	–	–	–
Royale Belge	33	–	–	–	–	–	–	33
UAP	–	–	–	–	–	–	–	–
Sterling Grace	–	–	–	–	–	–	–	–
AXA Aurora	–	–	–	–	–	–	–	–
IPAC	–	–	–	–	–	–	–	–
AXA Investment Managers (including AXA Rosenberg)	–	–	–	–	–	–	–	–
Others	7	–	–	–	–	–	–	7
TOTAL	40	–	–	–	–	–	70	111
Of which:
Life & Savings	–	–	–	–	–	–	70	70
Property & Casualty	35	–	–	–	–	–	–	35
International Insurance	5	–	–	–	–	–	–	5
Asset Management	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–
(a) Following a revaluation of the deferred tax assets booked at the time of the Nippon Dantaï acquisition, goodwill was reduced by an equivalent amount (€70 million).

(in euro millions)
	Gross value December 31, 2004	Increase in impairment during the period	Increase in impairment relating to GW created on acquisitions during the period	Write back of impairment of GW sold during the period	Accumulated impairment losses transferred out relating to goodwill transferred in the “held for sale” category	Currency translation adjustment	Other changes (a)	Gross value December 31, 2004
MONY	–	–	–	–		–	–	–
AXA Equity & Law	–	–	–	–	–	–	–	–
AXA Financial, Inc.	–	–	–	–	–	–	–	–
Sanford C. Bernstein	–	–	–	–	–	–	–	–
Alliance Capital	–	–	–	–	–	–	–	–
SLPH (AXA UK Holdings)	–	–	–	–	–	–	–	–
Nippon Dantaï (AXA Japan)	–	–	–	–	–	–	–	–
AXA China Region	–	–	–	–	–	–	–	–
Guardian Royal Exchange (excluding Albingia)	–	–	–	–	–	–	–	–
Guardian Royal Exchange (Albingia)	–	–	–	–	–	–	–	–
Royale Belge	–	33	–	–	–	–	–	33
UAP	–	–	–	–	–	–	–	–
Sterling Grace	–	–	–	–	–	–	–	–
AXA Aurora	–	–	–	–	–	–	–	–
IPAC	–	–	–	–	–	–	–	–
AXA Investment Managers (including AXA Rosenberg)	–	–	–	–	–	–	–	–
Others	–	–	6	–	–	–	1	7
TOTAL	–	33	6	–	–	–	1	40
Of wich:
Life & Savings	–	–	–	–	–	–	–	–
Property & Casualty	–	33	1	–	–	–	1	35
International Insurance	–	–	5	–	–	–	–	5
Asset Management	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–

6.3. Other information relating to goodwill

Goodwill is mainly attributable to the following operations and entities:

Acquisition of Framlington (2005)
On October 31, 2005, AXA Investment Managers (AXA IM) acquired the Framlington Group for £207.8 million (€303 million). This transaction led to the recognition of £130 million of intangible assets (€189 million before amortization) and goodwill of £97.2 million (€142 million).

At December 31, 2005, this goodwill had a net value of €142 million.

Acquisition of Seguro Directo (2005)
On October 18, 2005, AXA acquired the insurance company Seguro Directo. The total transaction consideration was €42 million. This transaction gave rise to a goodwill of €31 million.

At December 31, 2005, the net value of this goodwill was €31 million.

Acquisition of MONY (2004)
On July 8, 2004, AXA Financial acquired MONY for US$1.48 billion (€1.3 billion). The total cost of the transaction was US$1.63 billion, including:

– US$1.55 billion of cash payments for MONY shares,

– US$80 million of transaction costs borne by AXA Financial. This transaction gave rise to a goodwill of US$672 million (€541 million) under French GAAP.

As regards the adoption of IFRS, since the transaction took place after January 1, 2004, certain restructuring costs relating to MONY were deducted from this goodwill figure. The net goodwill figure therefore became $478 million.

In 2005, AXA Financial sold its Advest Group Inc. subsidiary (part of the MONY group) for $400 million.

This transaction reduced the MONY goodwill by $189 million (€152 million).

As a result, at December 31, 2005, the MONY goodwill had a net book value of €246 million.

Financial Reorganization of AXA Equity & Law – AXA UK (2001)
As a result of AXA Equity & Law’s financial reorganization, AXA acquired a portion of the surplus assets held in the participating (“With-Profit”) fund and related future benefits based on the percentage of policyholders who elected in favor of the plan. This acquisition was carried out via the payment of an incentive bonus of approximately £260 million plus £18 million of direct expenses associated with the transaction (a total of approximately €451 million based on the average £/€ exchange rate for the period).

At January 1, 2004, the net book value of this goodwill was €361 million under French GAAP. With the adoption of IFRS, the goodwill was adjusted for unrealized foreign exchange gains and losses, since goodwill must be recorded in the local currency of the acquired entity. The new goodwill figure became £255 million.

At December 31, 2005, this goodwill had a net value of €377 million.

Minority interests’ buyout – AXA Financial (2000)
The aggregate purchase consideration was €11,213 million and included the following items:

– €3,868 million financed by a capital increase, representing the value of the 25.8 million ordinary shares issued by AXA at a price of €149.90 per share based on the quotation on December 22, 2000, closing date of the initial offer period and before the 4-for-1 stock split,

– €7,316 million in cash relating to the cost of settling or exchanging outstanding employee share options of AXA Financial, as well as fees and direct transaction costs.

Based on the carrying value as of December 31, 2000 of the net assets acquired of €3,913 million, the goodwill amounted to €7,301 million. In accordance with article D248-3 of the decree dated January 17, 1986 and with recommendations issued by the “Commission des Opérations de Bourse” (French stock market regulator) in its bulletin 210 of January 1988, the excess purchase price of €2,518 million was charged directly to consolidated retained earnings and reserves; i.e. the entire excess purchase price multiplied by the ratio of the aggregate purchase consideration financed by the capital increase. The remaining €4,782 million goodwill was recorded as an asset.

At January 1, 2004, the net book value of this goodwill was €4,100 million under French GAAP. With the adoption of IFRS, the goodwill was adjusted for unrealized foreign exchange gains and losses, since goodwill must be recorded in the local currency of the acquired entity. The new goodwill figure became $3,801 million.

At December 31, 2005, this goodwill had a net value of €3,223 million.

Sanford C. Bernstein Transaction (2000)
The total purchase price was U.S.$3.5 billion (€4.0 billion) and consisted of U.S.$1.5 billion in cash and 40.8 million newly issued private units of Alliance Capital. The cash was funded by AXA Financial through a financing agreement whereby, in June 2000, AXA Financial purchased units in the limited partnership Alliance Capital Management L.P. for an aggregate purchase price of US$1.6 billion, and as a result recorded goodwill of €583 million. Added to the €3,689 million recorded at the time of the acquisition, the total goodwill linked to the acquisition of Sanford C. Bernstein amounted to €4,272 million.

At January 1, 2004, the net book value of this goodwill was €2,256 million under French GAAP. With the adoption of IFRS, this figure became U.S.$3,490 million due to the adjustment of the exercised puts (see below).	In connection with this acquisition, AXA Financial agreed, in 2000, to provide liquidity to the former shareholders of Sanford C. Bernstein over an eight-year period following a two-year lockout period. No more than 20% of the original units issued to former Sanford C. Bernstein shareholders may be put to AXA Financial in any one annual period.

The estimated exercise value of these commitments to minority interests is recognized on the balance sheet under “Minorities in controlled funds and other commitments to buy out minority interests”. This value is revalued every year depending on exercised puts and the change in the value of residual commitments, with a balancing entry to goodwill. The value of the liability on the balance sheet was €895 million at January 1, 2004, €494 million at December 31, 2004 after the exercise of two puts and €789 million at December 31, 2005. The goodwill recorded as a balancing entry for the revaluation of the liability was €508 million at January 1, 2004, €298 million at December 31, 2004 after the exercise of two puts and €559 million at December 31, 2005.

At December 31, 2005, this goodwill had a net value of €3,299 million.

Minority Interests’ Buyout – Sun Life & Provincial Holdings (Subsequently Renamed AXA UK Holdings) (2000)
The total cost of the acquisition of the 44% minority interests in Sun Life & Provincial Holdings (SLPH) amounted to £2.3 billion (approximately €3.7 billion). The goodwill recorded was €1,971 million.

At January 1, 2004, the net book value of this goodwill was €1,660 million under French GAAP. With the adoption of IFRS, the goodwill was adjusted for unrealized foreign exchange gains and losses, since goodwill must be recorded in the local currency of the acquired entity. The new goodwill figure is made up of £959 million relating to UK entities, U.S.$114 million relating to US entities and €31 million relating to French entities.

At December 31, 2005, this goodwill had a net value of €1,525 million.

Axa Nichidan
(Subsequently Renamed AXA Life Japan)
(2000)
The valuation of the assets transferred by AXA and the shareholders of Nippon Dantaï to the new joint entity, AXA Nichidan Holding, together with the two cash contributions made by AXA to increase AXA Nichidan’s capital generated a goodwill of €1,856 million. Following the 2001 revaluation of an intangible asset that decreased the opening shareholders’ equity by €130 million (group share), goodwill was increased.

At January 1, 2004, the net book value of this goodwill was €1,408 million under French GAAP. No adjustment was made relating to the adoption of IFRS. The net value of this goodwill in local currency terms is JPY 181,521 million.

In 2005, following a new estimate of the deferred tax assets recorded at the time of the Nippon Dantaï acquisition, an equivalent amount (€70 million) was deducted from goodwill.

At December 31, 2005, the net value of this goodwill was €1,273 million.

Minority Interests’ Buyout – AXA China Region
(2000)
The total transaction (buyout of 26% minority interests) amounted to €519 million and resulted in a goodwill of €300 million.

At January 1, 2004, the net book value of this goodwill was €253 million under French GAAP. With the adoption of IFRS, the goodwill was adjusted for unrealized foreign exchange gains and losses, since goodwill must be recorded in the local currency of the acquired entity. The new goodwill figure became HKD 2,510 million.

At December 31, 2005, this goodwill had a net value of €274 million.

Guardian Royal Exchange (1999)
The acquisition of GRE (Guardian Royal Exchange) in 1999 resulted in a goodwill of €1,138 million. The goodwill relating to the English, Irish and Portuguese Property & Casualty subsidiaries was mainly due to a significant deficiency in insurance claims reserves, and was impaired in 1999 for €446 million (€259 million net group share), representing the deficiency observed in the opening reserves. Following a review of the risks insured and the resulting additional technical reserves booked in 2000, the opening shareholders’ equity of the British entities of the former GRE group was revised and, therefore, goodwill modified (at December 31, 2000, gross goodwill was €1,261 million and net goodwill €770 million).

At January 1, 2004, the net book value of this goodwill was €688 million under French GAAP. With the adoption of IFRS, the goodwill figure is made up of £238 million relating to UK entities and €346 million relating to German entities.

At December 31, 2005, the net value of this goodwill was €691 million.

Royale Belge (1998)
At December 31, 1999, gross goodwill from the buyout of the 51% minority interests of Royale Belge amounted to €1,007 million, of which €337 million was charged directly to retained earnings and reserves.

At January 1, 2004, the net book value of this goodwill was €547 million under French GAAP. With the adoption of IFRS, this goodwill became €565 million.

In 2004, goodwill was written down by €33 million in relation to the Netherlands P&C business. Goodwill was reduced by a further €18 million following the disposal of Unirobe in early 2004.

At December 31, 2005, this goodwill had a net value of €514 million.

UAP (1997)
In 1997, AXA acquired UAP, resulting in a goodwill of €1,863 million being booked, of which €1,641 million was charged directly to retained earnings and reserves. As a result of purchase accounting adjustments made in 1998 and in 1999, the total goodwill increased to €1,866 million at December 31, 1999, of which €1,584 million represented the amount charged directly to retained earnings and reserves.

In 2003, following the release of a provision booked when the Group acquired German activities in 1997 and which took place after the Group sold its stake in Colonia Re JV to General Re, an exceptional amortization of €57 million was recognized.	At January 1, 2004, the net book value of this goodwill was €293 million under French GAAP, including net goodwill relating to AXA Colonia. With the adoption of IFRS, additional goodwill of £178 million was booked following the write-off of portfolio value on investment contracts without discretionary participating features by the UK Life & Savings subsidiary. The new goodwill figure is made up of €265 million relating to French, German and Belgian entities and £183 million relating to UK entities.

At December 31, 2005, the net book value of the goodwill was €534 million.

Note 7: Value of purchased
life business in force

The change in Value of Business in force in Life & Savings segment was as follows:

	(in euro millions)
	2005	2004
Gross carrying value as at January 1	5,474	5,005
Accumulated amortization and impairment	(1,821)	(1,414)
Shadow accounting on VBI	(530)	(380)
Net carrying value as at January 1	3,123	3,210
Increase following Life portfolio acquisitions	–	–
Decrease following Life portfolio disposals	–	–
Increase following new subsidiaries acquisitions	–	694
Decrease following subsidiaries disposals	–	–
Decrease following the transfer of portfolios as “held for sale”	–	–
Impacts on VBI of changes in scope and portfolios transfers	–	694
VBI capitalization	8	–
Capitalized interests	155	56
Impairment for the period (a)	(722)	(524)
Changes in VBI amortization, capitalization and impairment	(558)	(468)
Change in shadow accounting on VBI	(161)	(163)
Currency translation	180	(149)
Other changes	38	(0)
Net carrying value as at December 31	2,623	3,123
Gross carrying value as at December 31	5,760	5,474
Accumulated amortization and impairment	(2,444)	(1,821)
Shadow accounting on VBI	(694)	(530)
(a) Includes the amortization charge for the period, eventual loss of value and, exceptionally in 2004 capitalized interests relating to the United States and Japan.

The €694 million increase in value in 2004 corresponded to the acquisition of MONY in the United States.	In 2005, amortization included an exceptional charge of €219 million in Japan, reflecting a 2005 change in future financial assumptions.

Note 8: Deferred acquisition costs
and similar costs

8.1. Breakdown of deferred acquisition costs

	(in euro millions)
	December 31, 2005	December 31, 2004
Net deferred acquisition costs relating to Life & Savings (a)	13,958	11,729
Net rights to future managements fees (b)	960	692
Shadow accounting on DAC	(889)	(767)
Deferred acquisition costs and similar costs relating to Life & Savings	14,028	11,654
Deferred acquisition costs and equivalent relating to Property & Casualty and International Insurance	1,447	1,354
Net deferred acquisition costs and similar costs	15,475	13,008
DAC = Deferred Acquisition Costs.
 (a) Applicable to Life & Savings insurance contracts and investment contracts with Discretionary participation features according to IFRS 4. Amounts net of cumulated amortization.
(b) Applicable to investment contracts with no Discretionary participation feature.

8.2. Life Rollforward of deferred acquisition costs

Changes in deferred acquisition costs and similar costs were as follows:

			(in euro millions)
	December 31, 2005		December 31, 2004
	Deferred Acquisition Costs Life & Savings (a)	Rights to future management fees (b)	Deferred Acquisition Costs Life (a)	Rights to future management fees (b)
Deferred acquisition costs and similar costs net carrying value as at January 1	10,962	692	10,260	499
Decrease following Life portfolio disposals	–	–	–	–
Increase following new subsidiaries acquisitions	–	–	–	–
Decrease following subsidiaries disposals	–	–	–	–
Decrease following the transfer of portfolios as “held for sale”	–	–	–	–
Impact of changes in scope and portfolios transfers	–	–	–	–
Change in amortization (c)	(1,649)	(60)	(973)	(47)
Capitalized interests for the period	602	–	109	–
DAC and similar costs capitalization for the period	2,251	309	2,207	250
Changes in amortization, capitalization and impairment	1,205	249	1,342	203
Shadow accounting on DAC	(86)	–	(157)	–
Currency translation	935	19	(485)	(9)
Other changes	53	(1)	1	(1)
Life deferred acquisition costs and similar costs net carrying value as at December 31	13,068	960	10,962	692
Of which shadow accounting on DAC	889	–	767	–
TOTAL	14,028		11,654
DAC = Deferred Acquisition Costs.
(a) Relating to contracts subject to IFRS 4, i.e. insurance contracts and investment contracts with discretionary participating features. Also corresponds to the Life & Savings segment.
(b) Applicable to investment contracts with no Discretionary participation features.
(c) Includes the amortization charge for the period, eventual loss of value and, exceptionally in 2004, capitalized interest relating to the USA and Japan.

8.3. Deferred acquisition costs and similar costs,
net of amortization, unearned revenue reserve and
unearned fee reserves – Life & Savings

The value of Life & Savings deferred acquisition costs
and similar costs, net of amortization and reserves for
unearned revenues and fees, was as follows:

			(in euro millions)
	December 31, 2005		December 31, 2004
	Deferred Acquisition Costs Life & Savings (a)	Rights to future management fees (b)	Deferred Acquisition Costs Life & Savings (a)	Rights to future management fees (b)
DAC net of amortization	13,068	960	10,962	692
of which shadow DAC	(889)	–	(767)	–
Unearned revenue reserves	1,641	194	1,582	93
of which shadow URR	(431)	–	(298)
DAC net of amortization and URR	11,428	766	9,380	599
Total for all types of contracts	12,193		9,979
DAC = Deferred Acquisition Costs
(a) Applicable to Life & Savings insurance contracts and investment contracts with Discretionary participation features according to IFRS 4.
(b) Applicable to investment contracts with no Discretionary participation features (IAS 39).

Note 9:

Others Intangible Assets

Other intangible assets (€1,074 million at December 31, 2005) mainly include:

– the AXA brand brought by FINAXA as part of the merger in 2005, valued at €307 million on the basis of brand royalties invoiced to Group subsidiaries and to the Mutuelles AXA;

– the value of asset management contracts at Framlington (acquired by AXA IM in 2005), for an amount of €182 million;

– €106 million relating to MONY, including an amortizable amount of €48 million relating to client relationships and €51 million relating to asset management contracts;

– an amortizable amount of €393 million relating to software.

Note 10: Investments

The method for determining the fair value of investments stated at cost or amortized cost is as follows:

– For real estate investments, fair value determination is usually based on studies conducted by qualified external appraisers. They are based on a multi-criteria approach, the frequency and terms of which are based on local requirements.

– Fair values of mortgages, policy loans and other loans are estimated by discounting future contractual cash-flows using interest rates at which loans with similar characteristics and credit quality would be originated. Fair values of doubtful loans are limited to the estimated fair value of the underlying collateral, if lower than the estimated discounted cash-flows.

– In other cases, fair value is estimated based on financial and other information available in the market, or estimated discounted cash flows, including a risk premium.

Estimated fair values do not take into account supplemental charges or reductions due to selling costs that may be incurred, nor the tax impact of realizing unrealized capital gains and losses.

10.1. Breakdown of financial assets

								(in euro millions)
	December 31, 2005
	Insurance			Other activities			Total
	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)
Investment properties at amortized cost	11,256	7,832	1.71%	357	314	3.12%	11,613	8,146	1.74%
Investment properties at fair value through profit & loss (c)	4,979	4,979	1.08%	–	–	–	4,979	4,979	1.06%
Macro hedge and speculative derivatives	–	–	–	–	–	–	–	–	–
Investment properties	16,235	12,810	2.79%	357	314	3.12%	16,592	13,124	2.80%
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–
Fixed maturities availables for sale	189,451	189,451	41.26%	5,739	5,739	56.91%	195,190	195,190	41.59%
Fixed maturities at fair value through profit & loss (c)	43,413	43,413	9.45%	737	737	7.30%	44,150	44,150	9.41%
Fixed maturities held for trading	142	142	0.03%	1,547	1,547	15.34%	1,689	1,689	0.36%
Non quoted fixed maturities (amortized cost)	20	20	0.00%	2	2	0.02%	22	22	0.00%
Fixed maturities	233,027	233,027	50.75%	8,025	8,025	79.58%	241,052	241,052	51.37%
Equity securities available for sale	27,680	27,680	6.03%	571	571	5.67%	28,251	28,252	6.02%
Equity securities at fair value through profit & loss (c)	18,804	18,804	4.09%	48	48	0.48%	18,852	18,852	4.02%
Equity securities held for trading	101	101	0.02%	308	308	3.06%	409	409	0.09%
Equity securities	46,585	46,585	10.14%	928	928	9.20%	47,512	47,513	10.12%
Non controlled investment funds available for sale	3,221	3,221	0.70%	201	201	1.99%	3,422	3,422	0.73%
Non controlled investment funds at fair value through profit & loss (c)	1,917	1,917	0.42%	73	73	0.73%	1,990	1,990	0.42%
Non controlled investment funds held for trading	195	195	0.04%	22	22	0.22%	217	217	0.05%
Non controlled investment funds	5,333	5,333	1.16%	296	296	2.94%	5,629	5,629	1.20%
Other assets held by consolidated investment funds designated as at fair value through profit & loss	1,912	1,912	0.42%	–	–	–	1,912	1,912	0.41%
Macro hedge and speculative derivatives	(209)	(209)	(0.05%)	198	198	1.97%	(11)	(11)	0.00%
Financial investments	286,647	286,647	62.42%	9,447	9,447	93.68%	296,093	296,094	63.09%
Loans held to maturity	–	–	–	1	1	0.01%	1	1	0.00%
Loans available for sale	–	–	–	23	23	0.23%	23	23	0.00%
Loans designated as at fair value through profit & loss (c)	125	125	0.03%	–	–	–	125	125	0.03%
Loans held for trading	–	–	–	248	248	2.46%	248	248	0.05%
Mortgage loans	7,548	7,230	1.57%	(38)	(38)	(0.38%)	7,510	7,192	1.53%
Other loans (a)	11,054	10,977	2.39%	74	74	0.74%	11,129	11,051	2.35%
Macro hedge and speculative derivatives	–	–	–	15	15	0.15%	15	15	0.00%
Loans	18,728	18,332	3.99%	323	323	3.20%	19,051	18,655	3.98%
Assets backing contracts where the financial risk is borne by policyholders	141,410	141,410	30.79%	–	–	–	141,410	141,410	30.13%
FINANCIAL ASSETS	463,020	459,200	100.00%	10,127	10,084	100.00%	473,146	469,284	100.00%
Financial investments and loans (b)	305,375	304,980	66.42%	9,770	9,770	96.88%	315,144	314,749	67.07%
– of which quoted	244,342	244,342	53.21%	8,741	8,741	86.69%	253,083	253,083	53.93%
– of which unquoted	61,032	60,637	13.20%	1,028	1,028	10.20%	62,061	61,665	13.14%
Financial assets (excl. those backing contrats where financial risk borne by policyholders)	321,609	317,790	69.21%
Life & Savings	272,271	268,885	58.56%
Property & Casualty	39,892	39,458	8.59%
International Insurance	9,447	9,447	2.06%
(a) Mainly Includes Policy loans.
(b) Excluding investments backing contracts where the financial risk is borne by policyholders.
(c) Use of Fair value option.
NB: Each investment caption is presented net of hedge derivatives (IAS 39) and economic hedge derivatives which are recognized as hedge in the meaning of IAS 39 (excluding macro hedge derivatives and other derivatives).

							(in euro millions)
	December 31, 2004
				Other activities
	Fair value	Insurance Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)	Fair value	Total Net book value	% (val. Balance sheet)
Investment properties at amortized cost	10,293	7,683	1.95%	82	61	0.54%	10,375	7,744	2%
Investment properties at fair value through profit & loss (c)	4,550	4,550	1.15%	–	–	–	4,550	4,550	1.1%
Macro hedge and speculative derivatives	–	–	–	–	–	–	–	–	–
Investment properties	14,843	12,233	3.10%	82	61	0.54%	14,925	12,294	3.0%
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–
Fixed maturities availables for sale	164,650	164,650	41.76%	6,577	6,577	58.02%	171,227	171,227	42.2%
Fixed maturities at fair value through profit & loss (c)	41,886	41,886	10.62%	1,197	1,197	10.56%	43,083	43,083	10.6%
Fixed maturities held for trading	4	4	0,00%	1,620	1,620	14.29%	1,624	1,624	0.4%
Non quoted fixed maturities (amortized cost)	26	23	0.01%	2	2	0.02%	29	26	0.00%
Fixed maturities	206,566	206,563	52.39%	9,396	9,396	82.89%	215,962	215,959	53.2%
Equity securities available for sale	22,249	22,249	5.64%	642	642	5.66%	22,891	22,891	5,6%
Equity securities at fair value through profit & loss (c)	16,847	16,847	4.27%	39	39	0.34%	16,886	16,886	4.2%
Equity securities held for trading	258	258	0.07%	96	96	0.85%	354	354	0.1%
Equity securities	39,354	39,354	9.98%	777	777	6.85%	40,131	40,131	9.9%
Non controlled investment funds available for sale	2,920	2,920	0.74%	65	65	0.58%	2,985	2,985	0.7%
Non controlled investment funds at fair value through profit & loss (c)	2,093	2,093	0.53%	45	45	0.40%	2,138	2,138	0.5%
Non controlled investment funds held for trading	232	232	0.06%	–	–	–	232	232	0.1%
Non controlled investment funds	5,245	5,245	1.33%	110	110	0.97%	5,355	5,355	1.3%
Other assets held by consolidated investment funds designated as at fair value through profit & loss	596	596	0.15%	–	–	–	596	596	0.1%
Macro hedge and speculative derivatives	(242)	(242)	(0.06%)	536	536	4.73%	294	294	0.1%
Financial investments	251,519	251,516	63.80%	10,820	10,820	95.44%	262,339	262,336	64.7%
Loans held to maturity	2	2	0.00%	–	–	–	2	2	0.00%
Loans available for sale	–	–	–	23	23	0.20%	23	23	0.00%
Loans designated as at fair value through profit & loss (c)	377	377	0.10%	–	–	–	377	377	0.1%
Loans held for trading	–	–	–	258	258	2.28%	258	258	0.1%
Mortgage loans	7,452	7,044	1.79%	21	21	0.18%	7,472	7,065	1.7%
Other loans (a)	10,798	10,690	2.71%	84	78	0.69%	10,882	10,768	2.7%
Macro hedge and speculative derivatives	–	–	–	76	76	0.67%	76	76	0.00%
Loans	18,629	18,114	4.59%	462	456	4.02%	19,091	18,569	4.58%
Assets backing contracts where the financial risk is borne by policyholders	112,387	112,387	28.51%	–	–	–	112,387	112,387	27.7%
FINANCIAL ASSETS	397,379	394,250	100.00%	11,364	11,336	100.00%	408,743	405,586	100.00%
Financial investments and loans (b)	270,148	269,630	68.39%	11,282	11,275	99.46%	281,430	280,905	69.3%
– of which quoted	216,715	216,710	54.97%	10,436	10,436	92.06%	227,151	227,146	56.00%
– of which unquoted	53,432	52,919	13.42%	846	840	7.41%	54,278	53,759	13.25%
Financial assets (excl. those backing contrats where financial risk borne by policyholders)	284,992	281,863	71.49%
Life & Savings	243,464	240,741	61.06%
Property & Casualty	34,231	33,825	8.58%
International Insurance	7,297	7,297	1.85%
(a) Mainly includes Policy loans.
(b) Excluding investments backing contracts where the financial risk is borne by policyholders.
(c) Use of fair value option.
NB: Each investment caption is disclosed net of hedge derivatives (IAS 39) and economic hedge derivatives which are recognized as hedge in the meaning of IAS 39 (excluding macro hedge derivatives and other derivatives).

10.2. Investment property

Breakdown of book value and fair value:

										(in euro millions)

	December 31, 2005					December 31, 2004
	Gross value (gross of impairment and amortization) (a)	Impair- ment (a)	Accumulation impairment (a)	Carrying value (b)	Fair value (b)	Gross value (gross of impairment and amortization)(a)	Impair- ment(a)	Accumulation impairment dépréciation (a)	Carrying value (b)	Fair value (b)
Investment property at amortized cost	9,650	(1,474)	(345)	7,832	11,256	9,243	(1,325)	(236)	7,683	10,293
Investment property at fair value				4,979	4,979				4,550	4,550
Macro hedge and speculative derivatives				–	–				–	–
Total Insurance				12,810	16,235				12,233	14,843
Investment property at amortized cost	319	(5)	(0)	314	357	78	–	(17)	61	82
Investment property at fair value				–	–				–	–
Macro hedge and speculative derivatives				–	–				–	–
Total Others				314	357				61	82
Investment property at amortized cost	9,970	(1,479)	(345)	8,146	11,613	9,321	(1,324)	(253)	7,744	10,375
Investment property at fair value				4,979	4,979				4,550	4,550
Macro hedge and speculative derivatives				–	–				–	–
TOTAL – All activities				13,124	16,592				12,294	14,925
(a) Excludes potential effect of hedging derivatives, other derivatives, macro hedge and speculative (section 20.3.).
(b) Includes potential effect of hedging derivatives and other derivatives (excluding macro hedge and speculatives).

Investment property includes buildings owned directly and through consolidated real estate companies. Investment property stated at fair value on the balance sheet mainly consists of assets backing with-profit	contracts. It also includes the unallocated portion of real estate companies, part of which is used to back unit-linked contracts in which the financial risk is borne by the policyholder.

Change in impairment and amortization of investment property (all activities):

	Impairment –		Amortization –
	Investment property		Investment property
	2005	2004	2005	2004
January 1, 2005	253	325	1,324	1,274
Increase for the period	88	121	222	123
Write back following sale or reimbursement	(88)	(54)	(91)	(78)
Write back following recovery in value	(68)	(138)	–	–
Others (a)	(*) 160	(1)	24	5
December 31, 2005	345	253	1,479	1,324
(a) Includes mainly change in scope of consolidation and change in exchange rates. (*) Of which €100 million relating to investment properties at amortized cost presented net of impairment in 2004.

10.3. Unrealized gains and losses on financial investments

Unrealized capital gains and losses on financial investments, including the value of corresponding	derivative instruments, are broken down as follows:

									(in euro millions)
INSURANCE	December 31, 2005					December 31, 2004
	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–	–
Fixed maturities available for sale	175,360	189,451	189,451	15,309	1,092	152,552	164,650	164,650	13,025	928
Fixed maturities designated as at fair value through profit & loss		43,413	43,413				41,886	41,886
Fixed maturities held for trading		142	142				4	4
Non quoted fixed maturities (amortized cost)	20	20	20	–	–	23	26	23	3	–
Fixed maturities		233,027	233,027				206,566	206,563
Equity securities available for sale	22,691	27,679	27,680	8,190	252	17,913	22,249	22,249	4,583	247
Equity securities at fair value through profit & loss		18,804	18,804				16,847	16,847
Equity securities held for trading		101	101				258	258
Equity securities		46,584	46,585				39,354	39,354
Non consolidated investment funds available for sale	2,818	3,221	3,221	530	10	2,640	2,920	2,920	288	8
Non consolidated investment funds at fair value through profit & loss		1,917	1,917				2,093	2,093
Non consolidated investment funds held for trading		195	195				232	232
Non consolidated investment funds		5,333	5,333				5,245	5,245
Other assets held by consolidated investment funds designated as at fair value through profit & loss		1,912	1,912				596	596
Macro hedge and other derivatives		(209)	(209)				(242)	(242)
Total financial investments of insurance activities		286,646	286,647				251,519	251,516
(a) Excludes impairment but includes premium/discount and relating amortization. (b) Net of impairment which are detailed in section 10.8.

									(in euro millions)
OTHER ACTIVITIES	December 31, 2005					December 31, 2004
	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–	–
Fixed maturities available for sale	5,725	5,739	5,739	26	12	6,525	6,577	6,577	52	1
Fixed maturities designated as at fair value through profit & loss		737	737				1,197	1,197
Fixed maturities held for trading		1,547	1,547				1,620	1,620
Non quoted fixed maturities (amortized cost)	2	2	2	–	–	2	2	2	–	–
Fixed maturities		8,025	8,025				9,396	9,396
Equity securities available for sale	666	571	571	167	–	553	642	642	90	1
Equity securities at fair value through profit and loss		48	48				39	39
Equity securities held for trading		308	308				96	96
Equity securities		928	928				777	777
Non consolidated investment funds available for sale	199	201	201	2	–	62	65	65	3	–
Non consolidated investment funds at fair value through profit & loss		73	73				45	45
Non consolidated investment funds held for trading		22	22				–	–
Non consolidated investment funds		296	296				110	110
Other assets held by consolidated investment funds designated as at fair value through profit & loss		–	–				–	–
Macro hedge and other derivatives		198	198				536	536
Total financial investments of insurance activities		9,447	9,447				10,820	10,820
(a) Excludes impairment but includes premium/discount and relating amortization. (b) Net of impairment which are detailed in section 10.8.

										(in euro millions)
TOTAL				December 31, 2005			December 31, 2004
	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–	–
Fixed maturities available for sale	181,085	195,190	195,190	15,335	1,104	159,077	171,227	171,227	13,078	928
Fixed maturities designated as at fair value through profit & loss		44,150	44,150				43,083	43,083
Fixed maturities held for trading		1,689	1,689				1,624	1,624
Non quoted fixed maturities (amortized cost)	23	22	22	–	–	26	29	26	3	–
Fixed maturities		241,052	241,052				215,962	215,959
Equity securities available for sale	23,357	28,251	28,252	8,357	252	18,466	22,891	22,891	4,673	248
Equity securities at fair value through profit and loss		18,852	18,852				16,886	16,886
Equity securities held for trading		409	409				354	354
Equity securities		47,512	47,513				40,131	40,131
Non consolidated investment funds available for sale	3,017	3,422	3,422	532	10	2,703	2,985	2,985	291	8
Non consolidated investment funds at fair value through profit & loss		1,990	1,990				2,138	2,138
Non consolidated investment funds held for trading		217	217				232	232
Non consolidated investment funds		5,629	5,629				5,355	5,355
Other assets held by consolidated investment funds designated as at fair value through profit & loss		1,912	1,912				596	596
Macro hedge and other derivatives		(11)	(11)				294	294
Total financial investments of insurance activities		296,093	296,094				262,339	262,336
(a) Gross of impairment – including amortization, premium and accumulated amortization. (b) Net of impairment which are detailed in section 10.8.

See also table 10.8.1. (Breakdown of balance sheet value of financial assets subject to impairment).

10.4. Fixed maturities by type of issuer

		(in euro millions)
	December 31, 2005 Carrying value (a)	December 31, 2004 Carrying value (a)
Fixed maturities of the French State	29,749	31,897
Fixed maturities of Foreign States	81,364	61,849
Fixed maturities of French or Foreign local administration	2,237	7,504
Fixed maturities of the public and semi-public sectors	36,830	29,347
Fixed maturities of the private sector	77 229	67,704
Fixed maturities guaranteed by a mortgage	7,779	12,636
Fixed maturities from other issuers	5,829	4,654
Hedging derivatives and other derivatives	36	367
FIXED MATURITIES	241,052	215,959
(a) Excludes potential effect of hedging derivatives, other derivatives, macro hedge and speculative (section 20.3.). Fair value is equal to carrying value.

Additional information on credit risk relating to bonds
can be found in Note 5 (Management of financial and
insurance risks).

10.5. Contractual maturities and exposure to interest rate risk

The tables below set out the contractual maturities of fixed-income assets held by the Group. Effective maturities may differ from those presented, mainly	because some assets include clauses allowing early redemption, with or without penalty.

			(in euro billions)
	Net carrying amount by maturity as of December 31, 2005
	12 months or less	More than 1 year	More than 5 years	Total net carrying
Invested financial assets exposed to fair value interest rate risk
Fixed maturities available for sale	11	42	133	185
Fixed maturities at fair value through profit & loss (a)	3	15	8	26
Fixed maturities held by consolidated investment funds (b)	–	16	3	19
SUB-TOTAL FIXED MATURITIES	14	74	143	230
Loans at amortized cost	1	4	11	15
Loans available for sale	–	–	–	–
Loans at fair value through profit & loss (a)	–	–	–	–
SUB-TOTAL LOANS	1	4	11	15
TOTAL – Invested financial assets exposed to fair value interest rate risk	14	77	154	245
Invested financial assets exposed to cash flow interest rate risk
Fixed maturities available for sale	–	2	8	10
Fixed maturities at fair value through profit & loss (a)	–	–	1	1
Fixed maturities held by consolidated investment funds (b)	–	–	–	–
SUB-TOTAL FIXED MATURITIES	–	2	8	11
Loans at amortized cost	–	–	2	3
Loans available for sale	–	–	–	–
Loans designated at fair value through profit & loss (a)	–	–	–	–
SUB-TOTAL LOANS	–	–	2	3
TOTAL – Invested financial assets exposed to cash flow interest rate risk	1	3	10	13
Total invested financial assets	15	80	164	259
Excludes loans and bonds held until maturity, unlisted bonds, the impact of derivatives (detailed in section 20.3) and loans and bonds representing contracts where the financial risk is borne by the policyholder.
(a) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value trough profit & loss.
(b) Recognized at fair value through profit & loss.

			(in euro billions)
	Net carrying amount by maturity as of December 31, 2004
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Invested financial assets exposed to fair value interest rate risk
Fixed maturities available for sale	9	41	111	162
Fixed maturities at fair value through profit & loss (a)	2	7	15	25
Fixed maturities held by consolidated investment funds (b)	–	13	6	19
SUB-TOTAL FIXED MATURITIES	11	62	133	206
Loans at amortized cost	1	4	10	15
Loans available for sale	–	–	–	–
Loans at fair value through profit & loss (a)			–– –	–
SUB-TOTAL LOANS	1	4	10	15
TOTAL – Invested financial assets exposed to fair value interest rate risk	13	65	143	221
Invested financial assets exposed to cash flow interest rate risk
Fixed maturities available for sale	–	3	6	9
Fixed maturities at fair value through profit & loss (a)			–– 1	1
Fixed maturities held by consolidated investment funds (b)			–– –	–
SUB-TOTAL FIXED MATURITIES	–	3	7	10
Loans at amortized cost	–	–	1	2
Loans available for sale	–	–	–	–
Loans at fair value through profit & loss (a)			–– –	1
SUB-TOTAL LOANS	1	1	2	3
TOTAL – Invested financial assets exposed to cash flow interest rate risk	1	3	8	13
Total invested financial assets	13	69	151	233
Excludes loans and bonds held until maturity, unlisted bonds, the impact of derivatives (detailed in section 20.3.) and loans and bonds representing contracts where the financial risk is borne by the policyholder.
(a) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value through profit & loss.
(b) Recognized at fair value through profit & loss.

10.6. Exposure to price risk

The breakdown by industry sector of equities owned
across the whole Group is as follows:

	Finance	Consumer	Energy	Communications	Industrial	Utilities	Basic Materials	Technology	Other	TOTAL
Equities available for sale	10,034	3,055	3,214	1,117	3,853	1,892	1,553	1,316	2,394	28,429
Equities securities at fair value through profit & loss	3,383	3,530	144	51	511	460	606	226	1,986	10,897
Sub-total: Equities held directly	13,417	6,585	3,359	1,168	4,364	2,352	2,159	1,542	4,380	39,326
Equities held consolidated mutual funds (b)	3,871	691	352	181	376	53	399	315	2,126	8,364
Total equities as of December 31, 2005 (a)	17,288	7,276	3,710	1,349	4,740	2,405	2,559	1,857	6,506	47,690
(a) Excludes the impact of derivatives (detailed in section 20.3.) and securities in real estate companies. (b) Recognized at fair value through profit & loss.

	Finance	Consumer	Energy	Communications	Industrial	Utilities	Basic Materials	Technology	Other	TOTAL
Equities available for sale	8,092	2,375	2,211	1,433	3,316	1,356	937	1,040	2,063	22,823
Equities securities at fair value through profit & loss	2,892	3,544	139	78	415	451	597	146	1,858	10,120
Sub-total: Equities held directly	10,983	5,919	2,350	1,511	3,731	1,807	1,535	1,186	3,921	32,943
Equities held consolidated mutual funds (b)	2,631	709	271	233	333	64	256	224	2,412	7,134
Total equities as of December 31, 2004 (a)	13,615	6,628	2,621	1,745	4,064	1,871	1,791	1,410	6,333	40,077
(a) Excludes the impact of derivatives (detailed in section 20.3.) and securities in real estate companies. (b) Recognized at fair value through profit & loss.

10.7. Non controlled investments funds

Excluding equity-accounted mutual funds (which had a total value of €1,081 million at the end of 2005 and	€1,437 million at the end of 2004), the breakdown of mutual funds not controlled by AXA is as follows:

NON CONTROLLED INVESTMENT FUNDS	December 31, 2005
	Insurance		Other
	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost
Non controlled investment funds available for sale mainly holding equity securities	1,045	847	3	1
Non controlled investment funds at fair value through profit & loss mainly holding equity securities	699	–	73	–
Non controlled investment funds trading mainly holding equity securities	–	–	22	–
Non controlled investment funds mainly holding equity securities	1,743	–	98	–
Non controlled investment funds available for sale mainly holding fixed maturities	859	818	–	–
Non controlled investment funds mainly as at fair value through profit & loss mainly holding fixed maturities	8	–	–	–
Non controlled investment funds trading mainly holding fixed maturities	195	–	–	–
Non controlled investment funds mainly holding fixed maturities	1,062	–	–	–
Other non controlled investment funds available for sale	1,228	1,037	198	198
Other non controlled investment funds at fair value through profit & loss	129	–	–	–
Other non controlled investment funds held for trading	–	–	–	–
Other non controlled investment funds	1,357	–	198	–
Derivatives (hedge accounting) and other derivatives	89	(2)	–	–
TOTAL	4,252	–	296	–
(a) Excludes potential effect of hedging derivatives, other derivatives, macro hedge and speculative (section 20.3.).

							(in euro millions)
		December 31, 2004
Total		Insurance		Other		Total
Fair value (a)	Amortized cost	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost
1,048	848	780	704	4	3	784	707
772	–	539	–	–	–	539	–
22	–	–	–	–	–	–	–
1,841	–	1,319	–	4	–	1,323	–
859	818	1,442	1,351	39	38	1,481	1,389
	8–	90	–	–	–	90	–
195	–	199	–	–	–	199	–
1,063	–	1,731	–	39	–	1,770	–
1,426	1,235	699	586	22	21	721	607
129	–	27	–	45	–	72	–
–	–			–– –	–	–	–
1,555	–	726	–	67	–	793	–
89	(2)	32	–	–	–	32	–
4,548	–	3,808	–	110	–	3,918	–

10.8. Financial assets subject to impairment

10.8.1. Breakdown of financial assets subject to impairment (excluding investment properties)

			December 31, 2005
	Cost before impairment and revaluation to fair value (a)	Impairment	Cost after impairment but before revaluation to fair value (b)	Revaluation to fair value
Fixed maturities held to maturity	–	–	–	–
Fixed maturities available for sale	181,085	(126)	180,959	14,231
Non quoted fixed maturities (amortized cost)	23	–	22	–
Fixed maturities	181,108	(126)	180,982	14,231
Equity securities	23,357	(3,210)	20,147	8,105
Non consolidated investment funds available for sale	3,017	(118)	2,899	522
Loans held to maturity	1	–	1	–
Loans available for sale	23	–	23	–
Mortgage loans	7,260	(26)	7,235	(43)
Others loans (c)	11,126	(79)	11,047	4
Loans	18,411	(105)	18,306	(39)
TOTAL	225,892	(3,558)	222,334	22,819
NB: Each investment caption is presented net of hedge derivatives (IAS 39) and economic hedge derivatives which are recognized as hedge in the meaning of IAS 39 (excluding macro hedge derivatives and other derivatives). Detail effect of derivatives is presented in the Note 23 “Derivative instruments”.
(a) Asset value including amortization/premium and accrued interests, but before impairment and revaluation to fair value of assets available for sale.
(b) Asset value including Impairment, amortization/premium, accrued interests, but before revaluation to fair value of assets available for sale.
(c) Including policy loans.

10.8.2. Change in impairment on invested assets (excluding investment properties)

					(in euro millions)
	January 1, 2005	Increase for the period	Write back following sale or reimbursement	Write back following recovery in value	Other (a)	December 31, 2005
Impairment – fixed maturities	363	26	(171)	(3)	(88)	126
Impairment – equity securities	3,939	137	(937)	–	71	3,210
Impairment – non controlled investment funds	166	10	(66)	–	8	118
Impairment – loads	332	37	(25)	(15)	(224)	105
TOTAL	4,800	209	(1,200)	(18)	(233)	3,558
(a) Change in scope of consolidation and variation of exchange rate.

					(in euro millions)
December 31, 2004
Net book value (Carrying value)	Cost before impairment and revaluation to fair value (a)	Impairment	Cost after impairment but before revaluation to fair value (b)	Revaluation to fair value	Net book value (Carrying value)
–	–	–	–	–	–
195,190	159,440	(362)	159,077	12,149	171,227
22	26	–	26	–	26
195,213	159,466	(363)	159,103	12,149	171,252
28,252	22,405	(3,939)	18,466	4,425	22,891
3,422	2,869	(166)	2,703	283	2,985
1	2	–	2	–	2
23	23	–	23	–	23
7,192	7,093	(28)	7,065	–	7,065
11,051	11,071	(304)	10,768	–	10,768
18,267	18,190	(332)	17,858	–	17,858
245,153	202,929	(4,800)	198,129	16,858	214,986

					(in euro millions)
	January 1, 2004	Increase for the period	Write back following sale or reimbursement	Write back following recovery in value	Other (a)	December 31, 2004
Impairment – fixed maturities	531	46	(203)	(14)	3	363
Impairment – equity securities	5,493	286	(1,878)	–	37	3,939
Impairment – non controlled investment funds	280	13	(122)	–	(4)	166
Impairment – loads	138	36	(66)	(5)	230	332
TOTAL	6,442	381	(2,268)	(19)	265	4,800
(a) Change in scope of consolidationand variation of exchange rate.

10.9. Financial assets accounted for at fair value

Amounts presented do not include the impact of derivatives (set out in Note 20.3.) or equity-accounted mutual funds. Equity-accounted mutual funds represented assets of €1,081 million at December 31,	2005 (€1,437 million at December 31, 2004). The breakdown by valuation method of financial assets recognized at fair value is as follows:
				(in euro millions)
	December 31, 2005			December 31, 2004
	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	TOTAL	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	TOTAL
Fixed maturities	170,873	24,250	195,123	147,720	23,041	170,761
Equity securities	26,770	1,658	28,428	20,852	2,010	22,862
Non controlled investment funds	3,065	267	3,333	2,754	233	2,986
Loans	–	23	23	–	23	23
Financial assets available for sale	200,709	26,198	226,907	171,325	25,308	196,632
Investment properties	3,871	1,108	4,979	3,465	1,085	4,550
Fixed maturities	39,527	4,655	44,182	41,051	2,180	43,231
Equity securities	16,308	2,545	18,852	14,459	2,398	16,857
Non controlled investment funds	288	621	909	807	490	1,297
Loans	125	–	125	374	–	374
Assets backing contracts where the financial risk is borne by policyholders	140,106	1,291	141,397	111,452	928	112,380
Financial assets at fair value through profit & loss	200,224	10,220	210,444	171,609	7,081	178,690
Fixed maturities	727	962	1,689	1,571	4	1,575
Equity securities	407	2	409	354	–	354
Non controlled investment funds	217	–	217	199	–	199
Loans	248	–	248	258	–	258
Assets held for trading	1,600	963	2,563	2,382	4	2,386
Total financial assets accounted for as at fair value	402,533	37,381	439,914	345,316	32,393	377,709

10.10. Investments backing contracts where the financial risk is borne by policyholders

	(in euro millions)
	Fair value (a)
	December 31, 2005	December 31, 2004
Investment properties	3,127	2,011
Equity securities & non controlled investment funds	114,636	90,146
Fixed maturities	16,390	14,945
Others (b)	7,257	5,285
Total Insurance activities	141,410	112,387
(a) Fair value equals net carrying value.
(b) Including derivative instruments related to investments backing contracts where the financial risk is borne by the policyholders (including derivatives included in consolidated investment funds), as well as cash and cash equivalents backing these contracts.

These non-cash investments (including investment properties) are measured at fair value through profit & loss. Financial assets included in these investments are stated at fair value through profit & loss under the fair value option.	As described in Note 5 (Management of financial and insurance risks), the financial risk associated with these contracts is borne by the policyholder, except in certain contracts that offer income guarantees.

Note 11: Investments in associates
(equity method)

11.1. Change in investments in associates

			2005
	January 1, 2005	Acquisitions & Disposals	Contribution to net income	Currency translation impact	Other changes(a)	December 31, 2005
AXA Insurance Hong Konk	13	–	–	–	(13)	–
AXA Insurance Singapore	42	–	–	–	(42)	–
Argovie	26	–	2	–	(2)	26
Banque de marchés et d’arbitrage	9	–	2	–	–	11
CFP – Crédit	33	–	1	–	–	34
AXA General Insurance HK	55	–	–	–	(55)	–
AXA Insurance Investment Holding	5	–	–	3	32	41
AXA Oyak (3 Turkish entities)	71	–	–	–	(71)	–
AXA Asia Pacific Holdings associates	20	1	8	–	(2)	26
Parfimmo	–	9	1	–	14	24
AXA Versicherung	23	–	3	–	(2)	24
Other	33	–	5	–	(14)	23
TOTAL	330	10	21	3	(156)	208
(a) Includes dividend distribution.

			2004
	January 1, 2004	Acquisitions & Disposals	Contribution to net income	Currency translation impact	Other changes(a)	December 31, 2004
AXA Insurance Hong Konk	14	–	–	–	(1)	13
AXA Insurance Singapore	37	–	6	(1)	–	42
Argovie	29	(1)	2	–	(3)	26
Banque de marchés et d’arbitrage	9	–	–	–	–	9
CFP – Crédit	32	–	1	–	–	33
AXA General Insurance HK	58	–	9	(5)	(7)	55
AXA Insurance Investment Holding	5	–	–	(2)	2	5
Reaseguros	21	–	–	–	(21)	–
AXA Oyak (3 Turkish entities)	59	(4)	21	–	(5)	71
AXA Asia Pacific Holdings associates	52	–	3	2	(37)	20
AXA Versicherung	23	–	3	–	(3)	23
Other	6	14	9	–	2	33
TOTAL	345	9	55	(6)	(73)	330
(a) Includes dividend distribution.

11.2. Comments

In 2004, “other changes” notably included Australian entities and a change in consolidation method (following a buyout of minority interest) for Direct Seguros, which is now fully consolidated (€-21 million impact).

In 2005, “Other changes” related mainly to change in consolidation method. The following companies are now fully consolidated:

– Turkish Life & Savings, Non life and holding companies
(€-71 million),

– Hong Kong Non life companies (€-68 million),

– Singapore Non Life companies (€-42 million).

Dividends received by the AXA Group from equity-accounted companies totaled €20 million in 2005 and €27 million in 2004.

The information displayed above excludes equity-accounted investment funds and real estate companies, which are presented under financial investments.

Note 12: Receivables

							(in euro millions)
	December 31, 2005				December 31, 2004
	Gross value	Impairment	Carrying value	Fair value	Gross value	Impairment	Carrying value	Fair value
Deposits and Guarantees	906	–	905	905	869	–	869	870
Current accounts receivable from other companies	783	(23)	760	760	1,134	(77)	1,056	1,056
Receivable from policyholders, brokers and general agents	3,123	(220)	2,903	2,903	3,860	(193)	3,667	3,716
Premiums earned but not written	1,883	–	1,883	1,883	1,526	–	1,526	1,526
Other receivables	3,369	(106)	3,262	3,262	1,072	(24)	1,048	1,046
Receivables arising from direct insurance and inward reinsurance operations	10,064	(350)	9,714	9,714	8,460	(294)	8,167	8,215
Deposits and Guarantees	8	–	8	8	1	–	1	1
Receivables from reinsurers	918	(78)	840	840	2,202	(75)	2,128	2,131
Other receivables	41	–	40	40	5	–	5	5
Receivables arising from outward reinsurance operations	967	(78)	888	888	2,208	(75)	2,134	2,137
Receivables arising from banking activities	13,300	(482)	12,818	13,072	11,786	(305)	11,481	11,804
Receivables – current tax position	806	–	806	806	412	–	412	409
Other receivables (a)	14,397	(39)	14,358	14,374	9,630	(41)	9,590	9,554
Total other receivables	28,503	(521)	27,983	28,252	21,828	(346)	21,483	21,766
TOTAL RECEIVABLES	39,534	(949)	38,585	38,854	32,497	(714)	31,784	32,118
(a) Notably includes the reinvestment of assets sold under repurchase agreements (up €+1,666 million in Japan).

Credit risk exposure, mainly relating to receivables from reinsurers, is covered in Note 5 (Management of financial and insurance risks).	Given the Group’s scale and diversity, none of its clients account for more than 10% of its business.

Note 13:
Cash and cash equivalents

Cash and cash equivalents was split as follows:

		(in euro millions)
	December 31, 2005 Carrying value (a)	December 31, 2004 Carrying value (a)
Arising from insurance activities	19,458	19,761
Arising from banking activities	177	199
Arising from other activities	1,766	2,534
Cash and cash equivalents	21,402	22,494
(a) Fair value is equal to net carrying value.

At December 31, 2005 and 2004, there was no significant restriction on the cash position, other than that described in section 29.3. (Restriction on dividends payments to shareholders).	This table excludes cash held by investment funds in the “satellite block”, as defined in section 1.7.2., and cash held in relation to contracts where financial risk is borne by policyholders (unit-linked contracts).

Note 14: Shareholders’ equity,
minority interests and other equity

14.1. Impact of transactions with shareholders

14.1.1. Change in shareholder’s equity group share for 2005

a) Share capital and capital in excess of nominal value
In 2005, the following operations had an impact on AXA’s nominal share capital and capital in excess of nominal value:

– The AXA-FINAXA merger led to a net reduction of €940 million, including an €88 million reduction in the nominal share capital.

– The December 2005 capital increase reserved for employees led to an increase of €303 million, including a €37 million increase in the nominal share capital.

– The buyback of AXA shares led to a net reduction of €512 million, including a €45 million reduction in the nominal share capital.

– Exercises of stock options led to an increase of €53 million, including a €11 million increase in the nominal share capital.

– Other transactions, particularly bond conversions and capital gains on AXA shares, led to an increase of €46 million.

b) Treasury shares
At December 31, 2005, the Company and its subsidiaries owned around 36 million AXA shares, an increase of €272 million with respect to December 31, 2004. The increase was due in particular to the purchase of €307 million of AXA shares by AXA Financial during the year, mainly relating to the exercise of call options acquired in 2004 in order to hedge purchase option plans for AXA Financial employees. At December 31, 2005, the carrying value of such shares and related derivatives was €658 million, representing 1.92% of outstanding ordinary shares.

This figure includes €37 million relating to AXA shares held by consolidated mutual funds (2.2 million shares) not used to back contracts where financial risk is borne by policyholders. 4,540,278 treasury shares backing contracts where financial risk is borne by policyholders were not deducted from shareholder’s equity (as held in controlled funds). Their total estimated historical value was €80 million and their market value (net group share) was €124 million at the end of December 2005.

c) Super subordinated debt
The change in other reserves was mainly due to a €250 million issue of deeply-subordinated perpetual notes through the Euro Medium Term Notes (EMTN) program.

d) Dividends paid
Dividends paid by AXA totaled €1,164 million in 2005 with respect to the 2004 financial year, as approved by the shareholders’ meeting of April 20, 2005.

14.1.2. Change in shareholder’s equity group share for 2004

a) Share capital and capital in excess of nominal value
In 2004, three types of capital increase were carried out:

– capital increases reserved for employees in July 2004 and December 2004 totaling €254 million, and including a €43.1 million increase in the nominal share capital,

– capital increases arising from the conversion of ORAN bonds (bonds redeemable in cash or shares) totaling €1,396 million, including a €252 million increase in the nominal share capital,

– other capital increases arising from exercises of stock options, totaling €11 million, including a €3 million increase in the nominal share capital.

b) Treasury shares
At December 31, 2004, the Company and its subsidiaries owned around 24.6 million AXA shares, down compared to the figure at January 1, 2004. This decrease contributed to a net €124 million increase in shareholders’ equity with respect to December 31, 2003. At December 31, 2004, the carrying value of such shares was €386 million, representing 1.29% of outstanding ordinary shares. These shares were intended in particular to hedge purchase options plans (options to buy AXA American Depositary Shares or ADSs) for AXA Financial Inc. employees. In 2004, AXA Financial bought purchase options on approximately 26 million AXA ADSs to improve the hedging of AXA Financial employees purchase option plans. The option premium of €42 million (euro value at December 31, 2004 of the premium paid and deducted from shareholders’ equity) was included in the value of treasury shares at the end of the period.

c) Super subordinated debt
The change in other reserves was mainly due to a €625 million issue of deeply subordinated perpetual notes through the Euro Medium Term Notes (EMTN) program.

d) Dividends paid
Dividends paid by AXA totaled €676 million in 2004 with respect to the 2003 financial year.	14.2. Recognized income and expense for the period

The Statement of Recognized Income and Expense for the period (SORIE), which is part of the consolidated statement of shareholder’s equity, includes the net income for the period, the reserve relating to the change in fair value of available for sale financial instruments, the translation reserve, and employee benefits actuarial gains and losses.

14.2.1. Recognized income and expense for the 2005 period

a) Reserve related to changes in fair value of available for sale financial instruments included in shareholders’ equity
The impact of change in fair value of assets (€+2,391 million) mainly related to France (€+1,060 million), Belgium (€+710 million) and Japan (€+347 million), partly offset by an adverse impact in the United States (€-385 million).

The reconciliation between unrealized gains and losses on available for sale financial assets and the related reserve included in shareholder’s equity was as follows:

		(in euro millions)
	December 31, 2005	December 31, 2004
Gross unrealized gains and losses	22,424	16,614
Less unrealized gains and losses attributable to:
Shadow accounting on policyholder’s participation (a)	(10,342)	(7,528)
Shadow accounting on Defferred Acquisition Costs (b)	(458)	(467)
Shadow accounting on Value of purchased Business In force	(694)	(530)
Unallocated unrealized gains and losses (before tax)	10,930	8,088
Deferred tax	(2,565)	(2,257)
Unrealized gains and losses (net of tax) – 100%	8,365	5,832
Minority interests share in unrealized gains and losses (c)	(220)	(205)
Currency Impact (d)	(34)	94
Unrealized gains and losses (Net Group share)	8,111	5,720
(a) Including shadow accounting impact on premium deficiency liabilities, after revaluation of available for sale securities.
(b) Net of Shadow accounting on unearned revenues and fees reserves.
(c) Including currency impact attributable to minority interests.
(d) Group share.

The change in reserves relating to change in fair
value of assets in 2004 and 2005 was split as
follows:

		(in euro millions)
	December 31, 2005	December 31, 2004
Other comprehensive income as at January 1, 2005	5,832	4,398
Transfert in the net income for the period (a)	(399)	(290)
Investments bought in the current accounting period	2,638	1,735
Foreign exchange impact	150	(107)
Change in scope and other changes	143	96
Other comprehensive income as at December 31, 2005	8,365	5,832
(a) Transfer of result induces by disposal of financial assets, impairment write-back following reevaluation, or tranfer of expenses following impairment charge during the period, and fixed maturity securities discount premiums impacts.

b) Reserve related to the hedging of a net investment in foreign operations and translation reserve
The impact of exchange rate movements (€+1,428 million) was mainly attributable to the United States (€+1,671 million, principally due to the differential between the 2005 and 2004 closing USD/EUR exchange rates,1.18 USD for 1 euro at the end of 2005 compared to 1.36 USD for 1 euro at the end of 2004), Australia (€+99 million) and Canada (€+97 million), partly offset by the change in fair value of currency hedges set up by the Company to hedge net investments in foreign operations (€-576 million impact).

c) Employee benefits actuarial gains and losses The main contributors to the €-415 million change in actuarial gains and losses on employee benefit liabilities were the UK (€-131 million), Germany (€ -128 million) and the United States (€-95 million). Additional information about employee benefits is provided in Note 26.2.

14.2.2. Recognized income and expense for the 2004 period

a) Reserve related to changes in fair value of available for sale financial instruments included in shareholders’ equity
The main contributors to the €1,514 million increase in fair value changes included in shareholders equity in 2004 were France (€729 million), Belgium (€416 million) and Germany (€111 million).

b) Reserve related to the hedging of a net investment in foreign operations and translation reserve
Currency translation impacts were €-724 million, and mainly attributable to the United States (€-826 million, principally due to the differential between the 2004 and 2003 closing USD/EUR exchange rates 1.36 USD for 1 euro at the end of 2004 compared to 1.26 USD for 1 euro at the end of 2003), and Japan (€-126 million), partly offset by the change in fair value of currency hedges set up by the Company to hedge net investments in foreign operations (€+341 million).

c) Employee benefits actuarial gains and losses The main contributors to the €-319 million change in actuarial gains and losses on employee benefit liabilities were the UK (€-185 million) and the United States (€-83 million). Additional information about employee liabilities is provided in Note 26.2.

14.3. Change in minority
interests

Under IFRS, minority interests in most investment funds in which the Group invests consist of instruments that holders can redeem at will at fair value, and qualify as liabilities instead of shareholders’ equity items. Please refer to Note 18 – Debt (other than financing debt). The same is true for puttable instruments held by minority interest holders.

14.3.1. Change in minority interests
for 2005
The €+452 million change in minority interests to €2,763 million was mainly due to:
– Net income for the period (€+488 million).

– Dividends paid to minority interests (€-359 million).

– Change in translation reserve (€+230 million).

– Change in the scope of consolidation (€+23 million), notably from previously equity-accounted Turkish entities.

– Other movements (€+69 million) including movements in reserves related to changes in fair value of assets.

14.3.2. Change in minority interests
for 2004
The €-35 million change in minority interests in 2004
was mainly due to the buyout of minorities in AXA RE Finance from BNP Paribas (€-43 million).
The €-299 million of “other changes” in minority interests in 2004 mainly related to €265 million of dividends paid to minorities.

Note 15: Liabilities arising from insurance
and investment contracts

15.1. Liabilities arising from insurance contracts
(gross and reinsurers’ share)

Liabilities arising from insurance contracts, including those where the financial risk is borne	by policy holders, was split as follows by segment:
							(in euro millions)
	December 31, 2005				December 31, 2004
	Life & Savings	Property & Casualty	International Insurance	Total	Life & Savings	Property & Casualty	International Insurance	Total
Future policy benefits reserve Life & Savings	190,063	–	373	190,435	176,218	–	419	176,637
Unearned premium reserve	76	6,501	821	7,398	65	5,924	745	6,735
Claims reserve (a)	5,405	26,602	10,623	42,629	5,344	24,599	9,147	39,090
of which IBNR	2,262	6,306	4,853	13,421	1,974	5,587	3,875	11,437
Liability adequacy test reserve	21	–	–	21	16	–	–	16
Other reserves (b)	2,768	2,895	53	5,717	2,320	3,001	44	5,365
Liabilities arising from insurance contracts	198,332	35,998	11,870	246,201	183,962	33,525	10,356	227,843
Of which measured at current market assumptions (c)	–	–	163	163	–	–	237	237
Future policy benefits reserve	92,803	–	–	92,803	73,496	–	–	73,496
Claims reserve (a)	69	–	–	69	65	–	–	65
of which IBNR	6	–	–	6	–	–	–	–
Other reserves	16	–	–	16	17	–	–	17
Liabilities arising from insurance contracts where the financial risk is borne by policyholders	92,888	–	–	92,888	73,578	–	–	73,578
Of which measured at current market assumptions (c)	(141)	–	–	(141)	(98)	–	–	(98)

Reinsurers’ share in future policy benefits reserve	3,710	–	8	3,718	3,377	–	6	3,383
Reinsurers’ share in unearned premium reserve	5	128	134	267	1	111	120	233
Reinsurers’ share in claims reserve (a)	376	1,791	2,692	4,859	412	1,628	2,051	4,092
of which IBNR	9	416	1,092	1,516	1	–	949	950
Reinsurers’ share in other reserves	140	37	–	177	93	20	–	113
Reinsurers’ share in liabilities arising from insurance contracts	4,230	1,956	2,834	9,020	3,882	1,760	2,178	7,820
Of which measured at current market assumptions (c)	–	–	–	–	–	–	–	–
Reinsurers’ share in future policy benefits reserve	10	–	–	10	12	–	–	12
Reinsurers’ share in Unearned premium reserve (a)	–	–	–	–	2	–	–	2
of which IBNR	–	–	–	–	–	–	–	–
Reinsurers’ share in other reserves	–	–	–	–	–	–	–	–
Reinsurers share in liabilities arising from insurance contracts where the financial risk is borne by policyholders	10	–	–	10	14	–	–	14
Of which measured at current market assumptions (c)	8	–	–	8	–	–	–	–
TOTAL LIABILITIES ARISING FROM INSURANCE CONTRACTS, NET OF REINSURANCE CEDED	286,980	34,043	9,036	330,059	253,644	31,765	8,178	293,587
NB: Excludes derivatives related to insurance and investment contracts, which are detailed in section 20.4.
(a) Includes reserve for claim handling costs.
(b) Notably includes non Life annuities mathematical reserves.
(c) See note 1.11.2. – Reserves mesured according to the option offered by IFRS 4.24 for selective re-measurement of reserves at current market assumptions. Liabilities relating to unearned revenues and fees, and to policyholder bonuses (gross and reinsurers’ share), along with derivative instruments relating to insurance and investment contracts, are excluded from the table above.

Insurance liabilities relating to with-profit insurance contracts, excluding the FFA (Fund for Future Appropriation),	amounted to €16,652 million at December 31, 2005, compared to €15,641 million at December 31, 2004.

15.2. Liabilities arising from investment contracts
(gross and reinsurers’ share)

Liabilities arising from investment contracts, including
those where the financial risk is borne by
policyholders, was split as follows by segment:

			(in euro millions)
	December 31, 2005		December 31, 2004
	Life & Savings	Total investment contracts	Life & Savings	Total investment contracts
Future policy benefits reserve	32,742	32,742	31,548	31,548
Unearned premium reserve	–	–	–	–
Claims reserve (a)	127	127	114	114
Liability adequacy test reserve	–	–	–	–
Other reserves	21	21	–	–
Liabilities arising from investment contracts with discretionary participating feature	32,890	32,890	31,662	31,662
Of which measured at current market assumptions (b)	–	–	–	–
Future policy benefits reserve	925	925	869	869
Claims reserve (a)	1	1	–	–
Other reserves	–	–	–	–
Liabilities arising from investment contracts with no discretionary participating feature	926	926	869	869
Future policy benefits reserve	48,298	48,298	38,926	38,926
Claims reserve (a)	2	2	2	2
Other reserves	248	248	200	200
Liabilities arising from investment contracts where the financial risk is borne by policyholders	48,549	48,549	39,127	39,127

Reinsurers’ share in future policy benefits reserve	13	13	–	–
Reinsurers’ share in unearned premium reserve	–	–	–	–
Reinsurers’ share in claims reserve (a)	–	–	–	–
Reinsurers’ share in other reserves	–	–	–	–
Reinsurers’ share in liabilities arising from investment contracts with discretionary participating feature	13	13	–	–
Of which measured at current market assumptions (b)	–	–	–	–
Reinsurers’ share in future policy benefits reserve	–	–	–	–
Reinsurers’ share in claims reserve (a)	–	–	–	–
Reinsurers’ share in other reserves	–	–	–	–
Reinsurers share in liabilities arising from investment contracts with no discretionary participating feature	–	–	–	–
Reinsurers’ share in future policy benefits reserve	8	8	–	–
Reinsurers’ share in claims reserve (a)	–	–	–	–
Reinsurers’ share in other reserves	–	–	–	–
Reinsurers share in liabilities arising from investment contracts where the financial risk is borne by policyholders	8	8	–	–
TOTAL LIABILITIES ARISING FROM INVESTMENT CONTRACTS – NET OF REINSURANCE CEDED	82,344	82,344	71,659	71,659
(a) Includes reserve for claim handling costs. (b) See note 1.11.2. – Reserves mesured according to the option opened by IFRS 4.24 for selective re-measurement of reserves at current market assumptions. Liabilities relating to unearned revenues and fees, and to policyholder bonuses (gross and reinsurers’ share), along with derivative instruments relating to insurance and investment contracts, are excluded from the table above.

Insurance liabilities relating to with-profit insurance contracts excluding the FFA (Fund for Future Appropriation)	amounted to €9,986 million at December 31, 2005, compared to €10,274 million at December 31, 2004.

15.3. Change in claims reserve in Property & Casualty and
International Insurance (insurance contracts)

15.3.1. Change in gross claims reserves (including reinsurance)

					(in euro millions)
	December 31, 2005			December 31, 2004
	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total
Claims reserve as of January 1	23,708	8,890	32,599	23,082	9,719	32,801
Claims handling cost reserve as of January 1	891	257	1,148	841	227	1,068
Claims reserve measured at current value as of January 1	–	–	–	–	–	–
Gross claims reserve as of January 1 (a)	24,599	9,147	33,747	23,923	9,946	33,869
Current year change	12,075	3,208	15,283	11,541	2,259	13,801
Loss reserve development (prior years)	(634)	199	(435)	(562)	(101)	(663)
Total claims expense (b)	11,441	3,407	14,848	10,979	2,159	13,138
Claims payment (current year)	(5,248)	(1,358)	(6,606)	(4,749)	(1,278)	(6,027)
Claims payment (prior years)	(5,212)	(1,231)	(6,443)	(5,347)	(1,266)	(6,613)
Claims payments (b)	(10,460)	(2,590)	(13,049)	(10,095)	(2,545)	(12,640)
Change in scope of consolidation and change in accounting method	697	35	732	(38)	2	(36)
Impact of foreign currency fluctuation	324	622	946	(169)	(415)	(584)
Claims reserve as at December 31	25,614	10,366	35,980	23,708	8,890	32,599
Claims handling cost reserve as of December 31	988	257	1,245	891	257	1,148
Claims reserve measured at current value as of December 31	–	–	–	–	–	–
Gross claims reserve as of December 31 (a)	26,602	10,623	37,225	24,599	9,147	33,747
(a) Excluding “other insurance liabilities” (mainly mathematical annuity reserves), which totaled €3 billion in 2004 and €2.9 billion in 2005. (b) Excluding claims handling cost reserve.

In Property & Casualty activities, changes in the scope of consolidation amounted to €697 million, mainly due to:
– The change in consolidation method (full consolidation instead of equity-method) in Turkey (€82 million), Hong Kong (€116 million) and Singapore (€63 million),
– The transfer of the disability business from the Life & Savings segment to the Property & Casualty segment in the Netherlands (€116 million),
– The entry of Daev Sach (Germany) in the scope of consolidation (€57 million).

15.3.2. Change in reinsurers’ share

					(in euro millions)
	December 31, 2005			December 31, 2004
	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total
Reinsurers’ share in claims reserve as of January 1	1,628	2,051	3,680	2,180	2,362	4,542
Reinsurers’ share in total claims expense	305	1,265	1,570	216	476	692
Reinsurers’ share in claims payments	(337)	(832)	(1,169)	(667)	(595)	(1,262)
Change in scope of consolidation, portfolio transfers and change in accounting principles	172	58	230	(72)	(35)	(107)
Impact of foreign currency fluctuation	22	150	172	(28)	(157)	(185)
Reinsurers’ share in claims reserve as of December 31	1,791	2,692	4,483	1,628	2,051	3,680

In Property & Casualty activities, changes in the scope of consolidation amounted to €172 million, mainly due to:

– The change in consolidation method in Turkey (€17 million), Hong Kong (€42 million) and Singapore (€20 million),

– The transfer of the disability business from the Life & Savings segment to the Property & Casualty segment in the Netherlands (€60 million).

15.4. Change in future policy benefits reserve (Life & Savings)
15.4.1. Change in gross future policy benefits reserves (including reinsurance)

					(in euro millions)
	December 31, 2005			December 31, 2004
	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total
Gross future policy benefits reserve as of January 1	249,730	71,343	321,073	230,502	66,528	297,030
Net pure premiums	32,538	9,505	42,044	31,501	8,206	39,707
Claims paid	(27,132)	(8,158)	(35,290)	(27,379)	(7,072)	(34,452)
Change in future policy benefits reserve (a)	12,780	5,587	18,367	12,177	2,250	14,427
Technical income and other	501	1,690	2,191	(292)	1,276	984
Transfers (b)	(231)	231	–	1,165	(1,165)	–
Change in scope of consolidation and change in accounting method	(546)	(97)	(644)	11,212	1,833	13,045
Impact of foreign currency fluctuation	15,247	1,863	17,110	(9,155)	(513)	(9,668)
Gross future policy benefits reserve as of December 31	282,886	81,965	364,851	249,730	71,343	321,073
(a) Interests credited, policyholders’ bonus, adjustments on contracts where the financial risk is borne by policyholders. (b) Internal transfers AXA.

NB: This table summarizes future policy benefit reserves arising from insurance and investment contracts for the Life & Savings segment, whether or not the risk is borne by policyholders.

Change in the scope of consolidation mainly related (i) in 2004 to the inclusion of MONY in the United States	(€13,300 million) and (ii) in 2005 to the reduction in AXA Germany’s co-insurance share of HÄK-BÄK medical profession pools (€354 million), and to the sale of the Health business (€142 million) and the transfer of the disability business from the Life & Savings segment to the Property & Casualty segment in the Netherlands (€116 million).

15.4.2. Change in reinsurers’ share

					(in euro millions)
	December 31, 2005			December 31, 2004
	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total
Reinsurers’ share in future policy benefits reserve as of January 1	3,391	–	3,391	3,097	–	3,097
Ceded net pure premiums	463	11	473	421	–	421
Ceded claims paid	(559)	(3)	(562)	(406)	–	(406)
Reinsurers’ share of change in future policy benefits reserve (a)	47	–	47	35	–	35
Ceded technical income and others	91	1	92	49	–	49
Transfers (b)	(12)	12	–	–	–	–
Change in scope of consolidation and change in accounting method	(57)	–	(57)	393	–	393
Impact of foreign currency fluctuation	356	–	356	(198)	–	(198)
Reinsurers’ share in future policy benefits reserve as of December 31	3,720	21	3,741	3,391	–	3,391
(a) Interests credited, policyholders’ bonus, adjustments on contracts where the financial risk is borne by policyholders. (b) Internal transfers AXA.

15.5. Liabilities arising from investment contracts
by accounting method

	(in euro millions)
	Carrying value
	December 31, 2005	December 31, 2004
(Non Unit Linked) – Liabilities arising from:
Investment contracts with Discretionnary Participation Features (DPF) measured according to existing accounting policies (a)	32,890	31,662
Investment contracts with Discretionnary Participation Features (DPF) – measured with current assumptions (b)	–
Investment contract with no Discretionnary Participation Features (DPF) measured at amortized cost	219	140
Investment contract with no Discretionnary Participation Features (DPF) measured at fair value	707	730
(Unit Linked) – Liabilities arising from contracts where financial risk is borne by policyholders :
Investment contract with Discretionnary Participation Features (DPF) measured according to existing accounting policies (a) & (c)	9,712	8,436
Features in investment contracts with Discretionnary Participation Features (DPF) measured with current assumptions (b)	–
Investment contract with no Discretionnary Participation Features (DPF) measured at current unit value (d)	38,836	30,691
TOTAL LIABILITIES ARISING FROM INVESTMENT CONTRACTS	82,365	71,659
(a) In accordance with IFRS4 standards which allow, under certain conditions, to continue to use previous system of reference to liabilities arising from contracts with discretionary participating feature.
(b) See section 1.11.2. – Reserves mesured according to IFRS 4.24 option which allows to evaluate certain portfolios with current assumptions.
(c) and (d) As unit linked contracts they share the same reserves measurement determined on the basis of held assets units fair value (“current unit value”).
Only the valuation of related assets only is different:
– for unit linked contracts with discretionary participating feature (c), an asset representing the deferred acquisition costs is recognized in continuity with French GAAP,
– for unit linked contracts with no discretionary participating feature (d), an asset representing the rights to future management fees is recognized in accordance with IAS 18 (“DOC”) – See section 1.2.5.
NB: Informations above are presented net of impacts of derivatives, detailed in section 20.4.1.

The recognition of investment contracts with discretionary bonuses is subject to IFRS 4, which allows under certain conditions the continued use of principles applied before the adoption of IFRS.

However, these contracts must be treated in accordance with IAS 32 with regards to the disclosures to be provided in the notes to Financial Statements. IAS 32 requires the reporting of fair value or value ranges for these contracts, unless the Company cannot reliably measure the policyholder bonus clause.

In Phase I, the IAS Board acknowledged the difficulties involved in the recognition of discretionary policyholder bonuses. Phase II discussions concerning insurance and investment contracts with discretionary policyholder bonuses were only re-activated at the IAS Board level in December 2005 and have to date produced little guidance regarding the fair value measurement of these contracts. In addition, the IASB has numerous projects underway that could influence the definition of fair value relating to discretionary policyholder bonus clauses. Discussions on these issues are highly complex, and are not yet at a sufficiently advanced stage.

Due to the resulting uncertainty, AXA cannot reliably report fair value or value ranges for investment contracts with discretionary policyholder bonuses.	15.6. Loss Reserve Development Table

The loss reserve development table indicates movements in loss reserves between 1995 and 2005, based on previously applied accounting standards, in accordance with IFRS 4. All contracts concerned are insurance contracts as defined by IFRS. The first row represents loss reserves recorded in the balance sheet in the year the loss occurred. The first section of the table entitled “Cumulative payments” details the cumulative amount of payments, at the end of each year, in relation to the initial reserve that was booked. The second part of the table entitled “Reserve re-estimated” gives the adjustment to the initial loss experience reserve at the end of each year. The final cost estimate varies as information relating to losses still outstanding becomes more reliable. The initial loss reserve at December 31, 1996 was €5,847 million. This reserve increased by €12,781 million to €18,628 million following the acquisition of UAP in 1997. At the end of 2005, cumulative payments totaled €12,473 million, and the initial loss reserve was re-estimated at €16,188 million at December 31, 2005. The surplus (shortfall) of the initial reserve with respect to the re-estimated gross final cost for each year represents the cumulative change in the initial loss reserve with respect to the re-estimated final cost at December 31, 2005.

15.6.1. Loss reserve development table Property & Casualty and International Insurance operations (excluding AXA RE)

							(in euro million except percentages)
	Loss reserve development table : Property & Casualty and international insurance (excluding AXA RE)
	1995	1996	1997 (b)	1998	1999 (c)	2000	2001	2002	2003	2004 (d)	2005
Gross reserves for unpaid claims and claims expenses developed initially at the booking date (d)	5,712	5,847	20,371	20,941	26,656	26,916	28,636	28,465	27,825	29,128	31,168
Gross reserve for unpaid claims and claims expenses developed in 2005 (d)	14,439	18,628	21,610	22,432	24,806	25,876	27,434	28,057	28,332	29,793	31,168
Cumulative payments at:
One year later	1,305	1,388	4,737	4,745	7,727	6,807	6,715	6,371	6,075	6,180
Two years later	1,684	5,759	6,632	6,818	11,184	10,302	9,900	9,554	9,233
Three years later	6,898	7,327	8,087	9,361	13,474	12,378	12,440	11,846
Four years later	8,123	8,351	10,338	10,632	14,798	14,220	14,140
Five years later	8,917	10,619	11,218	11,384	16,239	15,297
Six years later	9,075	11,187	11,512	12,435	16,554
Seven years later	9,615	11,387	12,508	12,889
Eight years later	9,660	12,143	12,970
Nine years later	10,114	12,473
Ten years later	10,303
Reserve re-estimated at:
One year later	5,607	5,537	19,425	19,040	23,041	27,069	27,425	26,856	27,527	29,179
Two years later	5,477	13,881	17,510	19,407	26,294	25,919	25,718	26,219	26,791
Three years later	13,376	13,864	17,971	22,048	25,542	24,864	25,610	25,835
Four years later	13,303	14,214	20,162	21,485	24,409	24,665	25,542
Five years later	13,730	16,742	19,873	20,804	24,304	24,658
Six years later	13,472	16,439	19,052	20,820	24,174
Seven years later	13,273	16,024	19,293	20,671
Eight years later	12,905	16,272	19,267
Nine years later	13,028	16,188
Ten years later	12,488
Cumulative redundancy (deficiency) from the initial gross reserves in excess of re-estimated gross reserves:
Amount (a)	1,951	2,440	2,343	1,762	632	1,218	1,892	2,222	1,542	614	na
Precent (a)	13.5%	13.1%	10.8%	7.9%	2.5%	4.7%	6.9%	7.9%	5.4%	2.1%	na
(a) It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods.
(b) AXA acquired Compagnie UAP (“UAP”) on January 1, 1997. The operations of AXA and UAP were integrated in 1998. At the date of acquisition, UAP had net reserves of €13.7 billion. The outstanding claims reserves and claim expenses of UAP’s Property & Casualty operations are included in the year end reserves as at December, 31, 1997 and after. Cumulative payments and reserve development for the 1998 year and after include the development of the integrated Property & Casualty liabilities of AXA, including UAP, as loss development data specific to UAP are not available and there is no reasonable basis of allocating cumulative payments and reserves re-estimated between AXA and UAP post-acquisition.
(c) AXA acquired GRE in May 1999. The operations of GRE have been integrated within AXA. At time of acquisition the gross reserves totalled €5.6 billion).
(d) In 2004, the companies AXA Corporate Solution Insurance US, AXA RE P&C Insurance company and AXA RE P&C Reinsurance company were transferred from AXA RE to the Other transnational activities.
The reserves of AXA Corporate Solution Insurance US were presented on an occuring year basis and included in Property & Casualty loss reserve developement table. The reserves of AXA RE P&C Insurance company and AXA RE Reinsurance company were presented on an underwriting year basis and included in AXA RE loss reserve development table.

Most Property & Casualty insurance losses are short-tail (i.e. involve short payment times). During 2005, around 43% of losses were settled during the year (2004: 41%). In direct insurance, there was no major change in the loss settlement schedule in 2005, and there was no significant change in forecasts during the year. In 2005,	insurance reserves included the transfer of the disability business from the Life & Savings to the Property & Casualty segment in the Netherlands, and the change in consolidation method (full consolidation instead of equity-method) for businesses in Turkey, Hong Kong and Singapore.

15.6.2. Loss Reserve Development Table: AXA RE

						(in euro million except percentages)
	Loss reserve development table: AXA RE
	1995 (c)	1996	1997	1998	1999	2000	2001	2002	2003	2004 (d)	2005
Gross reserves for unpaid claims and claims expenses developed initailly at the booking date (a)	2,451	2,646	2,880	3,060	3,396	3,455	5,868	4,778	4,200	3,314	4,253
Gross reserves for unpaid claims and claims expenses developed in 2005 (e)	2,451	2,646	2,880	3,060	3,396	3,453	5,868	4,778	3,742	3,314	4,253
Initial retroceded reserves	(262)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(853)	(410)	(1,048)
Retroceded reserves in 2005 (e)	(262)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(461)	(502)	(1,048)
Initial net claims reserves in excess of (less than) re-estimated net claims reserves	2,189	2,450	2,595	2,644	2,966	3,060	4,216	3,758	3,281	2,812	3,205
Cumulative payments at:
One year later	602	615	583	956	1 165	1,218	1,987	1,441	950	1,127
Two years later	1,008	965	1,094	1,594	1,893	1,860	3,198	2,113	1,543
Three years later	1,221	1,230	1,430	2,000	2,265	2,449	3,603	2,570
Four years later	1,410	1,427	1,685	2,232	2,779	2,549	3,978
Five years later	1,548	1,586	1,815	2,677	2,726	2,770
Six years later	1,677	1,689	2,101	2,566	2,894
Seven years later	1,759	1,953	1,971	2,697
Eight years later	2,000	1,813	2,060
Nine years later	1,856	1,881
Ten years later	1 918
Reserve re-estimated at:
One year later	2,811	2,970	2,945	3,743	3,969	4,199	5,922	5,012	3,438	3,797
Two years later	2,917	2,829	3,159	3,817	4,105	4,061	6,183	4,163	3,642
Three years later	2,774	2,891	3,168	3,772	3,955	4,034	5,314	4,374
Four years later	2,818	2,844	3,045	3,643	4,027	3,817	5,536
Five years later	2,755	2,754	2,941	3,722	3,755	3,944
Six years later	2,678	2,612	2,964	3,444	3,845
Seven years later	2,558	2,692	2,724	3,521
Eight years later	2,653	2,468	2,774
Nine years later	2,452	2,513
Ten years later	2,490
Cumulative redundancy (deficiency) from the initial gross claims reserves in excess of (less than) re-estimated gross claims reserves	(39)	133	106	(461)	(449)	(491)	332	404	100	(483)
Re-estimated retroceded reserves	229	230	336	502	427	423	1,164	771	399	641
Premium adjustment (b)	525	569	634	720	1,024	1,268	1,371	1,269	551	551
Re-estimated net claims reserves	1,736	1,714	1,804	2,299	2,394	2,253	3,001	2,334	2,692	2,605
Initial net claims reserves in exces of (less than) re-estimated nets claims reserves:
Amount (a)	453	736	791	345	572	807	1,215	1,424	589	299	na
Precent (a)	20.7%	30.0%	30.5%	13.0%	19.3%	26.4%	28.8%	37.9%	18.0%	10.7%	na
(a) The loss reserve development table is presented on an underwriting year basis for AXA RE business. Accordingly reserves re-estimated and the excess of re-estimated reserves in excess of the original reserves include reserves for losses occurring up to twelve months subsequent to the original year-end. It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods.
(b) Represents premium earned subsequent to the accounting year end and premium reinstatements / experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.
(c) Includes the claims reserves of Abeille Re acquired in 1995.
(d) In 2001, the claims reserve of AXA RE were adversely affected by the September 11 attacks. (e) In 2004, the companies AXA Corporate Solution Insurance US, AXA RE P&C Insurance company and AXA RE P&C Reinsurance company were transferred from AXA RE to the Other transnational activities. The reserves of AXA Corporate Solution Insurance US were presented on an occuring year basis and included in Property & Casualty loss reserve development table (excluding AXA RE). The reserves of AXA RE P&C Insurance company and AXA RE Reinsurance company were presented on an underwriting year basis and included in AXA RE loss reserve development table.

15.6.3. Reconciliation between developed and total accounted insurance reserves

		(in euro millions)
TOTAL GROSS CLAIMS RESERVES	December 31, 2005	December 31, 2004
Gross claims and other reserves developed
Property & Casualty and International Insurance (excluding AXA RE) (a)	31,168	29,128
AXA RE (a)	4,253	3,314
Total gross claims and other reserves developed	35,421	32,442
Other reserves (b)	4,752	4,350
Total gross claims and other reserves excluding Life & Savings Segment	40,173	36,792
(a) Total gross claims and other reserves developed are presented on the loss reserve development basis: The reserves of AXA Corporate Solution Insurance US were included in Property & Casualty and International Insurance loss reserve. The reserves of AXA RE P&C Insurance company and AXA RE Reinsurance company (€409 million) were included in AXA RE loss reserve development table.
(b) Notably future policy benefits annuity claims (€1,528 million compared to €1,212 million in 2004), construction reserves (€1,126 million compared to €1,056 million in 2004) and reserves on acceptations (€938 million compared to €975 million in 2004).

15.7. Environmental pollution and asbestos

In prior years, AXA issued insurance policies and accepted reinsurance for cover related to environmental pollution and asbestos exposure. Its insurance companies have been and continue to be involved in disputes regarding policy coverage and judicial interpretation of legal liability for potential environmental and asbestos claims. AXA has received, and continues to receive, claim notices as both insurer and reinsurer. Such claim notices are frequently merely precautionary in nature. There are significant uncertainties that affect the insurance companies’ ability to estimate future losses for these types of claims and there are a number of issues now being litigated, which may ultimately determine whether and to what extent insurance coverage exists. However, the AXA Group still carries out regular actuarial reviews to ensure that loss provisions relating to these risks are adequate. Under insurance and reinsurance contracts relating to environmental pollution and asbestos, AXA paid claims and legal costs of €69 million in 2005 (including	€58 million relating to asbestos and €10 million relating to pollution), compared to €51 million and 2004 and €53 million in 2003. At December 31, 2005, AXA had made cumulative payments relating to prior years of €682 million (including €508 million relating to asbestos and €174 million relating to pollution), compared to €571 million at December 31, 2004. At the end of 2005, gross claims reserves (including reinsurances’ share) totaled €1,197 million (including €1,046 million relating to asbestos and €151 million relating to pollution), or €1,099 million net of reinsurance (including €966 million relating to asbestos and €134 million relating to pollution), as opposed to €1,021 million and €914 million net of reinsurance at the end of 2004. Reported loss reserves totaled €433 million (including €352 million relating to asbestos and €81 million relating to pollution) compared to €380 million at the end of 2004, and IBNR (incurred but not reported) losses totaled €764 million (including €693 million relating to asbestos and €71 million relating to pollution), compared to €641 million at the end of 2004. The IBNR liabilities are estimated and evaluated regularly based on information received by management.

15.8. Liabilities arising from policyholders’ participation

		(in euro millions)
	December 31, 2005	December 31, 2004
Policyholders’ participation reserve	7,478	6,717
Fund for Future Appropriation (FFA) – UK with profits contracts	6,911	5,015
Policyholders’ deferred participation liabilities	11,276	8,066
TOTAL	25,665	19,798

The deferred policyholders participation liability also includes the impact of shadow accounting (cf definition at 1.11.2) mainly in relation to unrealized	gains and losses relating invested financial assets available for sale as detailed on 14.2.1

15.9. Contractual maturities and components of insurance contract liabilities In the tables presented in section 15.9.1 and 15.9.2, liabilities arising from Life & Savings insurance and investments contracts exclude contracts where financial risk is borne by policyholders. These liabilities are not exposed to interest-rate or duration risk, excepted unit-linked contracts with performance guarantees. Subsidiaries hold unit-linked assets backing the corresponding liabilities arising from these contracts. Occasional mismatches result solely	from administrative timing differences in the processing of day-to-day operations.

15.9.1. Contractual maturities The table below shows the breakdown by contractual maturity of liabilities arising from Life & Savings insurance contracts excluding contracts where financial risk is borne by policyholders. The effective maturities may differ significantly from the contractual maturities set out below, notably because, as stated, part of the contracts contain a surrender option that may reduce their duration.
	Carrying value by contractual maturity as of December 31, 2005				Total net carrying value as of December 31, 2005
	Less than 1 year	More than 1 year up to 5 years	More than 5 years, but shorter than for life	Whole life
Liabilities arising from insurance and investment contracts	10,571	22,234	86,681	112,662	232,148
Including liabilities arising from contracts including an surrender option with some surrender benefit before maturity	7,046	14,940	71,579	42,208	135,774
Amounts are presented excluding the impact of derivatives on insurance and investment contracts and excluding liabilities related to unearned revenues and fees, and to policyholder bonuses. Liabilities relating to contracts where the financial risk is borne by policyholders are also excluded.

	Carrying value by contractual maturity as of December 31, 2004				Total net carrying value as of December 31, 2004
	Less than 1 year	More than 1 year up to 5 years	More than 5 years, but shorter than for life	Whole life
Liabilities arising from insurance and investment contracts	10,428	21,425	83,370	101,271	216,494
Including liabilities arising from contracts including an surrender option with someRo surrender benefit before maturity	6,846	14,501	68,602	37,406	127,356
Amounts are presented excluding the impact of derivatives on insurance and investment contracts and excluding liabilities related to unearned revenues and fees, and to policyholder bonuses. Liabilities relating to contracts where the financial risk is borne by policyholders are also excluded.

15.9.2. Components of insurance contracts liabilities
The table above and related comments exclude contracts where financial risk is borne by policyholders (unit-linked contracts).

The general principles for establishing insurance liabilities are set out in note 1 of this document. Liabilities are based on estimates, and one of the assumptions used in these estimates is the discount rate.

As shown in the table below, 97% of Life & Savings reserves (excluding unit-linked conRRtracts) are discounted.	13% are subject to a revision of the discount rate. 83% retain the rate set at subscription, subject to the liability adequacy test discussed in note 1.

By convention, contracts with zero guaranteed rates are deemed non-discounted, except for products offering guaranteed rates updated annually and for one year: these contracts are presented in discounted reserves.

Contracts whose assumptions are revised in the financial statements at each closing mainly consist of certain UK with-profits contracts and reserves for guarantees (Guaranteed Minimum Death Benefits etc.).

In Property & Casualty business, most reserves (94%) are not discounted, except for incapacity and disability contracts and annuity motor mathematical reserves, which also undergo regular revision of the discount rate.

The rates presented in the table below correspond to weighted average rates for the whole of the portfolio under consideration. They should be analyzed with caution. For contracts with guaranteed rates that are revised annually, rates are crystallized at the closing date. The risk factors associated to the contracts are detailed in Note 5.

			(in euro millions)
	December 31, 2005		December 31, 2004
	Carrying value	Average discount rate %	Carrying value	Average discount rate %
Life & Savings – locked-in discount rate (a)	193,557	3.40%	179,722	3.52%
Life & Savings – unlocked discount rate	30,615	3.17%	29,119	3.33%
Life & Savings – undiscounted reserves	7,976		7,653
Sub-total Life & Savings	232,148		216,494
Discounted reserves – locked-in discount rate (a)	2,082	3.57%	1,468	4.50%
Discounted reserves – unlocked discount rate	844	2.17%	845	2.31%
Undiscounted reserves	44,942		41,568
Sub-total – Property & Casualty and International Insurance	47,868		43,881
TOTAL INSURANCE AND INVESTMENT CONTRACTS	280,017		260,375
(a) Subject to liability adequacy tests.
Amounts are presented excluding the impact of derivatives on insurance and investment contracts (presented in section 20.4.) and excluding liabilities related to unearned revenues and fees, and to policyholder bonuses. Liabilities relating to contracts where the financial risk is borne by policyholders are also excluded.

15.9.3. Major business areas The tables in section 21.2. set out the Group’s major insurance business areas, and show the Group’s high level of diversification.

15.10. Embedded derivatives meeting the definition of an insurance contract

AXA sells insurance contracts that contain a variety of options and guarantees for contractholders. These features are described in Financial and Insurance Risk Manangement section. These features are not embedded derivatives which AXA reports at fair value because:

– many of the features would be considered clearly and closely related to the host contract, and

– many of the features themselves would qualify as insurance contracts.

This section describes the contract features which are embedded derivatives, but which would qualify as insurance contracts on a standalone basis. The primary features can be summarized in two categories: enhanced guaranteed death or lifetime annuity benefits offered on unit-linked contracts, and guaranteed annuity income purchase rates offered on deferred annuity contracts.

Enhanced guaranteed death and lifetime annuity benefits associated with unit-linked contracts are commonly referred to as GMDBs and GMIBs, respectively. GMDB features provide a guaranteed death benefit which may be larger than the contract account balance of the unit-linked contract, depending on performance of the unit-linked assets. GMIB features provide a guaranteed lifetime annuity which may be elected by the contract-holder after a stipulated waiting period, and which may be larger than what the contract account balance could purchase at then-current annuity purchase rates.

The risk of GMDB and GMIB features to AXA is that protracted under-performance of the financial markets could result in benefits being higher than what accumulated contract-holder account balances could support. Reserves are established for these features on the basis of actuarial assumptions related to projected benefits and related contract charges. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected rates of return and volatility, contact surrender rates, mortality experience, and for GMIB the election rates. There can be no assurance that ultimate experience will not differ from management’s estimates. The different impairment methodologies are described in the Note 1.11.2. In addition to providing for risk through establishing reserves, AXA also manages the risk through a combination of reinsurance programs and active financial management programs including investment in exchange-traded futures contracts and other instruments.

Guaranteed annuity purchase rates provide contract-holders with a guarantee that at a future date the amount accumulated within their contract will be able to purchase a lifetime annuity at currently defined rates. The risk to AXA in these features is either that longevity will	improve significantly so that contract-holders electing to exercise this benefit will live longer than assumed in the guaranteed purchase rates, or that investment returns during the payout period will be lower than assumed in the guaranteed purchase rates. Reserves are established for these features on the basis of actuarial assumptions related to projected benefits and related contract charges. The determination of this estimated liability is based on models which involved numerous estimates and subjective judgments, including those regarding expected rates of return and volatility, contract surrender rate, mortality, and benefit election rates. There can be no assurance that ultimate experience will not differ from management’s estimates. In addition to providing for risk through establishing reserves, AXA also manages these risks through asset-liability management programs including interest rate floors to protect against declines in the interest rate environment.

Note 16:

Provisions for risks and charges

16.1. Breakdown of provisions for risks and charges

Provisions for risks and charges include the following items:

		(in euro millions)
	December 31, 2005	December 31, 2004
Employee benefits	7,755	6,621
Share-based compensation	91	59
Restructuring provisions	163	231
Lawsuits contingency provisions	217	155
Liability warranty provisions	1	18
Contingent liabilities relating to business combinations	–	–
Other provisions for risks and charges	534	644
TOTAL PROVISIONS FOR RISKS AND CHARGES	8,760	7,728

Comments on provisions relating to employee
benefits can be found in Note 26 “Employees”.

16.2. Change in provisions for risks and charges (excluding
employee benefits and share-based compensation)

Changes in provisions for risks and charges are set
out below:

				(in euro millions)
	Restructuring provisions	Lawsuits contingency provisions	Liability warranty provisions	Contingent liabilities relating to business combinations	Other provisions for risks and charges
Carrying value – January 1, 2005	231	155	18	–	644
Financial cost related to desactualisation (a)	–	–	–	–	–
Impact of change in scope of consolidation and changes in accounting method	5	–	–	(3)	(133)
Increase in provisions	17	85	–	–	203
Write back after use	(106)	(15)	–	3	(159)
Write back after final cost review	(4)	(9)	(18)	–	(42)
Impact of foreign exchance fluctuations	20	–	–	–	19
Carrying value – December 31, 2005	163	217	1	–	534
(a) In the case provisions are discounted.

				(in euro millions)
	Restructuring provisions	Lawsuits contingency provisions	Liability warranty provisions	Contingent liabilities relating to business combinations	Other provisions for risks and charges
Carrying value – January 1, 2004	130	168	8	–	872
Financial cost related to desactualisation (a)	–	–	–	–	–
Impact of change in scope of consolidation and changes in accounting method	(10)	–	–	–	(46)
Increase in provisions	158	10	10	–	174
Write back after use	(30)	(18)	–	–	(201)
Write back after final cost review	(4)	(5)	–	–	(145)
Impact of foreign exchance fluctuations	(14)	–	–	–	(11)
Carrying value – December 31, 2004	231	155	18	–	644
(a) In the case provisions are discounted.

At December 31, 2005, restructuring provisions totaled €163 million, including €99 million in the United States following the MONY acquisition, €24 million in Germany relating to AXA Versicherung and €12 million in the books of the UK and Ireland. Lawsuit contingency provisions totaled €217 million, including €93 million in France, €48 million in AXA Bank Belgium and €25 million in Compagnie Financière de Paris.	Other provisions for risks and charges totaled €534 million, including €114 million in France, €135 million in the UK, €70 million in Australia and New Zealand and €78 million in Compagnie Financière de Paris.

Note 17: Financing debt

17.1. Financing debt by issuance

		(in euro millions)
	December 31, 2005 Carrying value	December 31, 2004 Carrying value
AXA	7,111	7,187
Subordinated perpetual notes, variable (US dollar and euro)	1,841	1,753
Subordinated perpetual notes 7.1% (US dollar)	424	367
Perpetual notes 3.29% / variable (Yen)	194	193
Subordinated perpetual notes (Euro)	219	234
Debt component of subordinated convertible notes due 2014 (euro)	1,608	1,558
Subordinated perpetual notes 7.25% (US dollar)	–	500
Debt component of subordinated convertible notes 3.75% due 2017 (euro)	1 127	1,089
Subordinated convertible notes due 2020 (euro)	180	215
U.S registered redeemable subordinated debt, 8.60%, 2030 (euro)	1,118	952
U.S registered redeemable subordinated debt ,7.125%, 2020 (GBP)	474	461
U.S registered redeemable subordinated debt, 6.75%, 2020 (euro)	1,062	1,070
Derivatives on debts instruments issued (a)	(1,137)	(1,205)
AXA Financial	171	442
Surplus Notes, 6.95%, due 2005	–	294
Surplus Notes, 7.70%, due 2015	169	147
MONY Life 11.25% Surplus Notes	2	1
AXA Bank Belgium	378	339
Subordinated notes, 3.14% to 6.90%, due 2008	378	339
Other subordinated debt (under 100 million each)	92	121
SUBORDINATED DEBT	7,752	8,089
AXA	842	899
Euro Medium Term Notes, 6.0% due through 2013, and BMTN	1,041	1,183
Other	–	5
Derivatives on financing debt instruments issued (a)	(199)	(289)
AXA Financial	1,187	1,256
Senior notes, 7.75%, due 2010	405	351
Senior notes, 7%, due 2028	295	255
Senior notes, 6.5%, due 2008	212	183
Senior notes MONY, 8.35%, due 2010	285	253
MONY Group Inc. notes, due 2005	–	210
Derivatives on financing debt instruments issued (a)	(11)	4
AXA UK Holdings	225	219
GRE: Loan Notes, 6.625%, due 2023	225	219
Derivatives on financing debt instruments issued (a)	–	–
AXA Equitable	566	498
Mortage notes, 4.92% / 12%, due 2017	297	257
Closed-Block Mony, 6.44%, due 2017	254	220
Derivatives on financing debt instruments issued (a)	15	21
Other financial debt instrument issued (less than euro 100 million)	(2)	30
Other financial debt instrument issued (less than euro 100 million)	11	32
Derivatives on financing debt instruments issued (a)	(14)	(1)
FINANCING DEBT INSTRUMENTS ISSUED	2,817	2,903
Netherlands Holdings	17	17
AXA Investment Managers	–	–
Other subordinated debt (under euro 100 million each)	–	–
Derivatives on financing debt owed to credit institutions (a)	–	–
FINANCING DEBT OWNED TO CREDIT INSTITUTIONS	17	17
TOTAL FINANCING DEBT	10,585	11,009
(a) Hedging instruments according to IAS 39 and economic hedge derivatives which are not acting as hedge under IAS 39.

Financing debt decreased by €424 million in 2005, or by €989 million at constant exchange rates. Movements in exchange rates therefore had a €565 million impact, mainly on AXA SA perpetual subordinated bonds and redeemable subordinated notes denominated in foreign currencies. The overall decrease was principally due to a decrease in subordinated debt (€-662 million), arising mostly from:

– the exercise by AXA SA of an early redemption clause on the €500 million of subordinated perpetual debt securities issued in March 2005, and the redemption of other subordinated debt lines (€90 million);

– the maturing of AXA Financial’s senior bonds (€294 million);

– partially offset by the change in fair value of hedging derivative instruments (€68 million impact).

The nominal value of subordinated perpetual debt securities at December 31, 2005 was €2,679 million (versus €3,047 million at December 31, 2004 and €2,706 million at January 1, 2004). The financial expense on these subordinated perpetual debt securities in 2005 was €121 million before tax (2004: €144 million), and €79 million after tax (2004: €93 million). These debt securities are perpetual debt. The Group has the option of deferring coupon payments on these securities under certain conditions. However, coupons must be paid when these conditions cease to apply or when the instrument is redeemed. Even if they are deferred for a long period, coupons remain legally due. Even if a decision is taken in a shareholders’ meeting to stop paying a dividend and if the Group decides to stop paying coupons, unpaid coupons that have accrued over the years will form part of the debts to be repaid in the event of court-ordered liquidation. These instruments are classified as financial debts due to the contractual obligation to pay coupons thus defined. It should be noted that the classification of perpetual borrowings as equity or debt is currently being studied by IFRIC. A definitive interpretation may alter the way in which subordinated perpetual debt securities are presented.

Non-subordinated financing debt instruments decreased by €86 million in 2005, or by €327 million at constant exchange rates, reflecting the maturing of €210 million of MONY Group Inc bonds and AXA SA’s redemption of €332 million of EMTNs and BMTNs. This reduction was partially offset by the €55 million change in fair value of hedging derivative instruments. AXA SA also issued €150 million of commercial paper on behalf of its French, UK and German subsidiaries, which is recorded under other debts (debt other than financing debt).

Derivative instruments hedging financing debts are commented in Note 20.

17.2. Fair value measurement methodology – financing debt

			(in euro millions)
	December 31, 2005		December 31, 2004
	Carrying value	Fair value	Carrying value	Fair value
Subordinated debt at cost	8,888	10,123	9,294	10,340
Derivatives on subordinated debt (a)	(1,137)	(1,137)	(1,205)	(1,205)
Subordinated debt	7,752	8,987	8,089	9,136
Financing debt instruments issued at cost	3,025	3,091	3,168	3,290
Derivatives on financing debt instruments issued (a)	(208)	(208)	(265)	(265)
Financing debt instruments issued	2,817	2,883	2,903	3,024
Financing debts owed to credit institutions at cost	17	17	17	17
Financing debt owed to credit institutions	17	17	17	17
FINANCING DEBT	10,585	11,886	11,009	12,177
(a) Hedging instruments according to IAS 39 and economic hedge derivatives which are not acting as hedge under IAS 39.

The Group does not hold any financing debt recognized at fair value through profit & loss (fair value option or trading instruments).

17.3. Fair value measurement of financing debt

Information on the fair value figures presented in the sections above is provided in addition to information on carrying values and should be used with caution. As a matter of facts, these estimates are based on snapshots taken on accounts closing dates of parameters such as interest rates and spreads, which in fact fluctuate over time, and resulting in instantaneous values, and because there are many possible methods of making these estimates.

Data used when calculating the fair value of financing debt (financing debt instruments issued or financing debt owed to credit institutions) are period-end market data that reflect (i) market interest rates by currency, (ii) AXA’s average spread by maturity and currency, distinguishing subordinated and senior debt and (iii) options included in issue contracts, such as issuer redemption options.

The fair value of subordinated convertible bonds is equal to the quoted price for these instruments at the end of the period. Reported fair value therefore includes the value of the conversion option, which is included as a component of equity.

The fair value of financing debt at December 31, 2005, excluding interest accrued but not yet due, was €11,886 million, including relating hedging derivative instruments.

17.4. Exposure to interest-rate risk and contractual maturities

The tables below set out the contractual maturities of financing debt and other non-subordinated debt instruments issued by the Group, as well as bank overdrafts. Effective maturities may differ from those presented, mainly because some instruments include clauses allowing early redemption, with or without penalty.

	Carrying value by contractual maturity			TOTAL Carrying value as at December 31, 2005
	12 months or less	More than 1 year up to 5 years	More than 5 years
Financing debts	311	385	11,234	11,930
Excludes the impact of derivatives (detailed in section 20.4.).

	Carrying value by contractual maturity			TOTAL Carrying value as at December 31, 2004
	12 months or less	More than 1 year up to 5 years	More than 5 years
Financing debts	917	300	11,260	12,478
Excludes the impact of derivatives (detailed in section 20.4.).

Note 18: Other debts
(other than financing debts)

18.1. Other payables

	(in euro millions)
	December 31, 2005 Caryring value	December 31, 2004 Caryring value
Minority interests of controlled investment funds and other puttable instruments held by minority interests holders	5,115	3,717
Other debt instrument issued and bank overdrafts	8,411	7,784
Payables arising from direct insurance and inward reinsurance operations	4,680	3,863
Payables arising from outward reinsurance operations	3,507	3,588
Payables arising from banking activities	12,083	12,285
Payables – current tax position	1,382	954
Derivatives relating to other financial liabilities (a)	303	1
Other payables	28,993	21,187
OTHER PAYABLES	64,473	53,380
(a) Also includes speculative derivatives relating to other financial liabilities.

Movements in the “Minorities in controlled funds and other puttable instruments held by minority interests holders” caption depend on:

– Changes in minority interests in controlled funds and changes in their fair value. An identical change in invested assets held by these funds is also recorded.

– Buyouts of minority interests for which the Group holds an unconditional commitment and changes in value of related puttable instruments. Entries balancing these movements are recorded under goodwill.

Minority interests in funds under this caption totaled €4,326 million at December 31, 2005 (2004: €3,223 million).

Other puttable instruments held by minority interest also included in this caption totaled €789 million at December 31, 2005 (2004: €494 million).

In 2004, two put options granted to former Sanford C. Bernstein shareholders were exercised, representing a net asset value of €168 million (16.32 million shares). This increased the Group’s ownership interest in AllianceBerstein (ex. Alliance Capital) by 5.8 points, from 55.5% to 61.3%.

The fair value of other debts is very close to book value.

18.2. Fair value measurement of other debts

Operating debt in financial services activities included in debt securities or in debts owed to credit institutions consists mainly of repo transactions or short-term interbank debt contracted by the Group’s banks. The fair value of this debt is disclosed as additionnal information on carrying values and is very close to per value.

18.3. Non-subordinated debt instruments issued and
bank overdrafts (other than financing debt)

18.3.1. Other debt instruments issued, notes and bank overdrafts - by issuance

		(in euro millions)
	December 31, 2005 Carrying value	December 31, 2004 Carrying value
AllianceBernstein	345	293
“Senior” notes 5.625%, expiration date 2006	345	293
French Bank	5	8
AXA Banque	5	8
Derivatives on other issued debt (other than financing debt) – French Bank	–	–
AXA SA debts subscribed on behalf of French, English and German subsidiaries	186	215
CDOs (Collateralized Debt Obligations) and Real Estate vehicles	1,684	1,422
CDO ARIA2 tranche A-23E7	48	–
CDO ARIA2 tranche A-23U7	93	–
Derivatives on other debt instrument issued (other than financing debt) – CDO (Collateralized Debt Obligations)	–	–
Aria A-1E5	194	195
Aria B-1E5	55	55
Aria C-1E5	53	55
Aria P-2G7	288	289
Concerto 2	476	464
Jazz 1	299	269
Ecureuil	–	95
European Office Income Venture	177	–
Australia New Zealand	141	–
Sterling Grace	141	–
Other financial services in France	35	257
Fonds Immobilier Paris Office Funds (FIPOF)	–	60
Rheinhyp Rheinische Hypotheken Bank, Aktiengesellschaft (London Branch)	–	131
Other	35	66
Derivatives on financing debt instruments issued (other than financing debt) – Other financial services	–	–
Other	13	–
Other	13	–
Derivatives on other issued debt (other than financing debt) – All units	–	–
OTHER FINANCIAL DEBT INSTRUMENTS ISSUED (OTHER THAN FINANCING DEBT)	2,410	2,196
CDO (Collateralized Debt Obligations)	284	403
Jazz 1	284	403
Derivatives on other issued debt (other than financing debt) – CDO (Collateralized Debt Obligations)	–	–
Other financial services in France	50	91
AXA Banque	50	91
Derivatives on other issued debt (other than financing debt) – Other financial services in France	–	–
Other financial services in Germany	215	301
AXA Vorsorgebank	215	301
Derivatives on other issued debt (other than financing debt) – Other financial services in Germany	–	–
Other financial services in Belgium	4,563	4,128
AXA Bank Belgium	4,563	4,128
Derivatives on other issued debt (other than financing debt) – Other financial services in Belgium	–	–
Other	126	1
OTHER DEBT (OTHER THAN FINANCING DEBT) – owed to credit institutions	5,238	4,923
Bank overdrafts	762	664
OTHER DEBT INSTRUMENTS ISSUED, NOTES (OTHER THAN FINANCING DEBT) AND BANK OVERDRAFTS	8,411	7,783

At December 31, 2005, other debt instruments issued and bank overdrafts totaled €8,411 million, up €627 million, or €516 million at constant exchange rates. This increase was mainly due to:

– a €435 million increase at AXA Bank Belgium as part of liquidity management in banking activities,

– €141 million (or €130 million at constant exchange rates) relating to customer deposits with Sterling Grace[1],

– an increase of €98 million (or €68 million at constant exchange rates) in bank overdrafts,

– the entry in the scope of consolidation of the real estate company European Office Income Venture (€177 million).

These movements were partly offset by:

– lower debts at CDO Jazz 1 (€119 million), in line with lower volume of managed assets backing these credit lines,

– the exit from the scope of consolidation of CDO Ecureuil (€95 million),

– an €86 million reduction in the operational debt of AXA Vorsorgebank following the transfer of the mortgage business to the insurance company (AXA Leben).

The fair value of other debt instruments issued and bank overdrafts was €8,426 million at December 31, 2005. The difference between total fair value and carrying value results mainly from AllianceBernstein’s fixed-rate bond debt and AXA SA debt subscribed on behalf of French, English and German subsidiaries.

18.3.2. Other debt instruments issued, notes and bank overdrafts –
by accounting method

		(in euro millions)
	December 31, 2005 Carrying value	December 31, 2004 Carrying value
Debt instruments issued at cost	902	596
Debt instruments issued held as trading	–	–
Debt instruments issued designated as at fair value through profit & loss	1,508	1,600
Debt instruments issued	2,410	2,196
Debt owed to credit institutions held at cost	5,112	4,924
Debt owed to credit institutions held as trading	–	–
Debt owed to credit institutions designated as at fair value through profit & loss	127	–
Debt owed to credit institutions	5,239	4,924
Bank overdrafts	762	664
DEBT INSTRUMENTS ISSUED AND BANK OVERDRAFTS (OTHER THAN FINANCING DEBT)	8,411	7,783
Including debt at fair value through profit & loss	1,637	1,600

(1) Presented under "other debt" at December 31,2004.

18.3.3. Other debt instruments issued, notes and bank overdrafts

					(in euro millions)
	December 31, 2005			December 31, 2004
	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total
Debt instruments issued held as trading	–	–	–	–	–	–
Debt instruments issued designated as at fair value through profit & loss	726	782	1,508	1,600	–	1,600
Debt instruments issued (other than financing debt)	726	782	1,508	1,600	–	1,600
Debt owed to credit institutions held as trading	–	–	–	–	–	–
Debt owed to credit institutions designated as at fair value through profit & loss	129	–	129	–	–	–
Debt owed to credit institutions (other than financing debt) (a)	129	–	129	–	–	–
(a) Excluding impacts of derivative instruments.

The fair value option is used to measure debts other
than financing debts stated at fair value through profit
& loss included in the table above.

18.4. Payables arising from direct insurance, inward reinsurance operations and direct outward reinsurance operations

			(in euro millions)
	December 31, 2005		December 31, 2004
	Carrying value	Fair value	Carrying value	Fair value
Deposits and guarantees	45	45	25	25
Current accounts payable to other companies	771	771	564	564
Payables to policyholders, brokers and general agent	3,494	3,494	3,119	3,119
Other payables	371	371	155	155
Payables arising from direct insurance and inward reinsurance operations	4,680	4,680	3,863	3,863

			(in euro millions)
	December 31, 2005		December 31, 2004
	Carrying value	Fair value	Carrying value	Fair value
Deposits and guarantees	1,508	1,508	1,376	1,376
Current accounts payable to other companies	1,927	1,927	2,213	2,213
Other payables	72	72	–	–
Payables arising from direct outward reinsurance operations	3,507	3,507	3,588	3,588

18.5. Maturity and interest-rate risk exposure

	Carrying value by contractual maturity
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total carrying value at December 31, 2005
Other debt instruments issued, notes and bank overdrafts	6,158	168	2,085	8,411
Excludes the impact of derivatives (detailed in note 20.4.).

	Carrying value by contractual maturity
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total carrying value at December 31, 2004
Other debt instruments issued, notes and bank overdrafts	4,932	1,886	1,886	7,783
Excludes the impact of derivatives (detailed in note 20.4.).

Note 19: Tax

19.1. Tax expense

19.1.1. Breakdown of tax expense between current and deferred tax

The income tax charge was split as follows:

		(in euro millions)
	December 31, 2005	December 31, 2004
Income tax – France	206	609
Current	95	519
Deferred	111	90
Income tax - Foreign countries	1,205	1,206
Current	1,101	770
Deferred	103	436
TOTAL INCOME TAX FROM CONTINUED OPERATIONS	1,411	1,814
Income tax on discontinued activities – Current	–	–
Income tax on discontinued activities – Deferred	–	–
TOTAL INCOME TAX FROM DISCONTINUED OPERATIONS	–	–
TOTAL INCOME TAX EXPENSE	1,411	1,814

The current tax amount due on foreign income for €1,101 million (2004: €761 million) includes €163 million of policyholder tax (2004: €148 million).	The deferred tax amount due on foreign income for €103 million (2004: €436 million) includes €395 million of policyholder tax (2004: €-28 million).

19.1.2. Tax proof

The reconciliation between the notional tax charge (pre-tax profit multiplied by the applicable tax rate in France	for the period concerned) and the effective tax charge was as follows:

	(in euro millions)
	December 31, 2005	December 31, 2004
Net income, gross of tax expense and before equity in income from affiliated companies	6,066	5,971
Notional tax rate	34.93%	35.43%
Notional tax charge	2,119	2,115
Impact of rate differences on notional tax charge	(117)	(149)
Impact of the change in tax rates	(26)	(17)
Income taxable at different tax rates	318	34
Impact of change in tax rates	175	(132)
Impact of tax losses used but not recorded in the previous year	(32)	(12)
Deffered tax assets booked on tax losses not previously recognized	(16)	(24)
Tax losses generated in the year but not recongnized	11	35
Tax losses impact	(37)	(1)
Permanent difference on financial income and expenses	(665)	(288)
Permanent difference on other income and expenses	44	94
Impact of permanent differences	(622)	(194)
Correction of payable tax on the previous year	(180)	(60)
Reestimation of deferred tax assets (a)	(421)	52
Other	376	34
Impact of correction, decrease in value and other elements	(225)	26
Effective tax charge	1,411	1,814
Effective tax rate (%)	23.25%	30.57%
(a) Including €409 million from the reestimation of the deferred tax asset in AXA Life Japan.

The applicable tax rate breaks down as follows:

	December 31, 2005		December 31, 2004
	Net income, gross of tax expense and before equity in income from affiliated companies	Notional tax rate	Net income, gross of tax expense and before equity in income from affiliated companies	Notional tax rate
France	1,624	34.93%	1,568	35.43%
United States	1,815	35.00%	1,317	35.00%
United Kingdom	930	30.00%	493	30.00%
Japan	25	36.21%	475	36.21%
Germany	505	40.00%	247	40.00%
Belgium	420	33.99%	505	33.99%
Other countries	747	–	1,366	–
TOTAL	6,066	–	5,971	–
APPLICABLE TAX RATE	–	34.93%	–	35.43%

19.2. Deferred tax

Net deferred tax balances was split as follows:

	(in euro millions)
	December 31, 2005	December 31, 2004
Deferred tax Assets/Liabilities concerning :
– Deferred tax through profit & loss	(380)	(316)
– Deferred tax through reserves relating to the Fair Value adjustment of Available for Sales assets	(2,557)	(2,243)
– Deferred tax through reserves relating to the Fair Value adjustment of Cash Flow Hedge derivatives	(65)	(55)
– Deferred tax through reserves relating to gains and losses on defined benefits pension plans	369	140
– Deferred tax through other reserves	86	–
Net deferred tax excluding policyholders’ tax	(2,547)	(2,474)
Policyholders’ tax – Net deferred tax	(1,144)	(691)
TOTAL NET DEFERRED TAX	(3,692)	(3,165)

Note 20: Derivative instruments

This note excludes derivative instruments that meet the definition of equity instruments, detailed information on which is provided in Note 14, and derivative instruments held by consolidated investment funds in	the “satellite investment portfolio” as defined in section 1.7.2., which are recognized at fair value in accordance with IAS 39. It includes however all other type of derivative instruments.

20.1. Derivative instruments : maturities, notional values
and fair values

	Maturity of notional amount as at December 31, 2005 (a)
	< 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years
Interest rate swaps	26,235	8,527	5,928	4,694	8,319	24,688
Currency swaps	8,053	4,582	1,750	1,236	2,785	7,832
Basic Swaps	–	–	–	–	–	792
Equity swaps	1,076	12	–	15	20	–
Total return swaps	7	–	–	–	–	1,762
SWAPS	35,371	13,122	7,678	5,945	11,124	35,074
Caps	16,645	2,247	7,177	15	7,000	9,242
Floors	3,646	6,784	5,088	5,088	–	20
Collars	–	–	–	–	–	–
Swaptions	365	300	814	142	207	697
Calls bought	1,280	22	22	8	5	–
Calls sold	96	6	5	–	–	–
Puts bought	620	161	9	6	–	–
Puts sold	117	11	9	6	–	–
OPTIONS	22,770	9,531	13,125	5,266	7,212	9,959
Forwards / Futures bought	1,674	37	–	–	–	–
Forwards / Futures sold	14,072	5,214	13	201	–	–
FORWARDS / FUTURES	15,746	5,251	13	201	–	–
CREDIT DERIVATIVES	–	32	17	2,522	5,146	2,053
Other derivatives	4	–	–	9	–	–
TOTAL	73,891	27,936	20,833	13,943	23,482	47,087
NB: This table includes all derivatives (assets and liabilities), i.e. hedge, macrohedge and other, asset and liability positions.
(a) By convention, notional amounts are displayed in absolute value, and exclude potential netting out.

N.B.: €4,612 million of notional value on credit
derivatives correspond to consolidated CDOs.

							(in euro millions)
Notional amount		Positive fair value		Negative fair value		Net fair value		Change in
Dec. 31, 05	Dec. 31, 04	Dec. 31, 05	Dec. 31, 04	Dec. 31, 05	Dec. 31, 04	Dec. 31, 05	Dec. 31, 04	fair value
78,392	76,894	2,113	1,810	777	627	1,336	1,183	153
26,237	23,207	958	1,717	909	586	49	1,130	(1,081)
792	609	54	4	3	33	50	(29)	79
1,124	1,077	50	55	95	–	(46)	54	(100)
1,770	2,451	273	240	8	9	265	231	35
108,315	104,238	3,447	3,825	1,792	1,255	1,656	2,570	(914)
42,326	43,490	18	39	255	276	(237)	(236)	–
20,626	9,048	10	4	–	–	10	4	6
–	47	–	–	–	–	–	–	–
2,526	2,240	115	62	–	–	115	62	53
1,338	1,602	14	106	2	–	13	106	(94)
108	272	1	–	1	–	–	–	–
796	323	–	8	19	–	(19)	8	(27)
143	–	–	–	–	–	–	–	–
67,862	57,021	160	220	277	276	(117)	(56)	(61)
1,712	4,127	13	8	5	4	8	4	4
19,499	22,985	42	190	597	451	(556)	(260)	(295)
21,211	27,113	55	198	602	455	(548)	(256)	(291)
9,771	2,393	21	37	33	–	(12)	37	(49)
13	80	8	5	–	1	8	5	3
207,172	190,844	3,691	4,286	2,704	1,986	987	2,299	(1,312)

20.2. Derivative instruments subject to hedge accounting
and other derivatives

Hedging derivative instruments were summarized as
follows:

								(in euro millions)
	December 31, 2005
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in a cash flow hedging relationship		Derivative instruments used in hedge of net investment in a foreign operation		Macro hedges and other derivative instruments not qualifying under IAS 39 but used as economic hedges		Total
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest rate swaps	6,395	204	1,030	78	240	(2)	70,727	1,056	78,392	1,336
Currency swaps	2,554	(151)	20	(1)	9,484	228	14,179	(26)	26,237	49
Basic Swaps	–	–	–	–	–	–	792	50	792	50
Equity swaps	378	(104)	–	–	–	–	746	59	1,124	(46)
Total return swaps	–	–	–	–	–	–	1,770	265	1,770	265
SWAPS	9,327	(51)	1,050	77	9,724	226	88,213	1,404	108,315	1,656
Caps	–	–	–	–	–	–	42,326	(237)	42,326	(237)
Floors	–	–	–	–	–	–	20,626	10	20,626	10
Collars	–	–	–	–	–	–	–	–	–	–
Swaptions	–	–	–	–	–	–	2,526	115	2,526	115
Calls bought	–	–	–	–	–	–	1,338	13	1,338	13
Calls sold	–	–	–	–	–	–	108	–	108	–
Puts bought	–	–	–	–	–	–	796	(19)	796	(19)
Puts sold	–	–	–	–	–	–	143	–	143	–
OPTIONS	–	–	–	–	–	–	67,862	(117)	67,862	(117)
Forwards / Futures bought	–	–	–	–	–	–	1,712	8	1,712	8
Forwards / Futures sold	795	(50)	–	–	–	–	18,704	(506)	19,499	(556)
FORWARDS / FUTURES	795	(50)	–	–	–	–	20,416	(498)	21,211	(548)
CREDIT DERIVATIVES	–	–	–	–	–	–	9,771	(12)	9,771	(12)
Other derivatives	–	–	–	–	–	6	13	2	13	8
TOTAL	10,122	(101)	1,050	77	9,724	232	186,275	779	207,172	987
NB: This table includes all derivatives (assets and liabilities), i.e. hedge, macrohedge and other, asset and liability positions.

								(in euro millions)
	December 31, 2004
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in a cash flow hedging relationship		Derivative instruments used in hedge of net investment in a foreign operation		Macro hedges and other derivative instruments not qualifying under IAS 39 but used as economic hedges		Total
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest rate swaps	–	–	2,221	289	–	–	74,673	894	76,894	1,183
Currency swaps	2,642	(142)	–	–	5,464	984	15,101	288	23,207	1,130
Basic Swaps	–	(22)	–	–	–	–	609	(7)	609	(29)
Equity swaps	357	7	–	–	–	–	720	47	1,077	54
Total return swaps	–	–	–	–	–	–	2,451	231	2,451	231
SWAPS	3,000	(157)	2,221	289	5,464	984	93,554	1,453	104,238	2,570
Caps	–	–	–	–	–	–	43,490	(236)	43,490	(236)
Floors	–	–	–	–	–	–	9,048	4	9,048	4
Collars	–	–	–	–	–	–	47	–	47	–
Swaptions	–	–	–	–	–	–	2,240	62	2,240	62
Call bought	19	1	–	–	–	–	1,582	105	1,602	106
Call sold	272	–	–	–	–	–	–	–	272	–
Put bought	320	6	–	–	–	–	3	2	323	8
Put sold	–	–	–	–	–	–	–	–	–	–
OPTIONS	612	7	–	–	–	–	56,409	(63)	57,021	(56)
Forward / Futures bought	24	–	–	–	–	–	4,103	8	4,127	8
Forward / Futures sold	300	(40)	–	–	1,887	–	20,799	(225)	22,985	(265)
FORWARD / FUTURES	324	(40)	–	–	1,887	–	24,902	(217)	27,113	(256)
CREDIT DERIVATIVES	–	–	–	–	–	–	2,393	37	2,393	37
Other derivatives	–	–	–	–	–	–	80	5	80	5
TOTAL	3,935	(190)	2,221	289	7,351	984	177,338	1,215	190,844	2,299
NB: This table includes all derivatives (assets and liabilities), i.e. hedge, macrohedge and other, asset and liability positions.

The note 5 of current notes to Financial Statements refers to risk management within the Group, and describes its main principles and axes. In general, derivatives are used by the various entities and by the Company for economic hedging purposes, with the exception of certain credit derivatives. However, the notion of hedge accounting within the meaning of IAS 39 only applies to a small portion of derivatives used by the Group. The overall objectives of the economic hedging implemented by AXA are described briefly below, along with details of any items that qualify for hedge accounting in the meaning of IAS 39.

In the tables above, the fourth column includes derivatives that do not form part of a hedging relationship as defined by IAS 39, but whose objective is nevertheless to provide economic hedging of a risk, with the exception of certain credit derivatives. They include “macro-hedging” derivatives as defined by the IASB in its amendment to IAS 39.

AXA uses derivative instruments mainly to manage its financial exposure in terms of interest rates and foreign currency risks.

At December 31, 2005, the total notional amount of derivative instruments held by the AXA Group amounted to €207,2 billion (2004: €190,8 billion). The net fair value of these derivative instruments at December 31, 2005 was €986,7 million (2004: €2,299 million).

While notional amount is the most commonly used measure of volume in the derivatives market, it is not used as a measure of risk as the notional amount largely exceeds the potential profit or market loss that could arise from such transactions. The AXA Group is exposed to the default credit risk of its counterparts, however with no exposure to notional principal amounts: the notional amounts do	not represent the amounts actually exchanged by the parties and thus are not a measure of the AXA Group’s risks exposure to the derivative instruments. The AXA Group’s exposure is represented by the market value of the derivative contract at a given point in time.

AXA primarily uses derivative instruments for hedging purposes to manage risk, mainly interest rate and foreign currency risks. The risk management and associated economic hedging strategies are defined and managed by AXA’s local operations in line with accounting regulations. Such economic hedging strategies include (i) managing interest-rate exposures on fixed-maturity investments, long-term debt and guaranteed interest rates in insurance contracts, (ii) managing foreign-currency exposures on foreign-currency denominated investments and liabilities, and (iii) managing liquidity positions (including the ability to pay benefits and claims when due) in connection with asset-liability management and local regulatory requirements for insurance and banking operations.

At December 31, 2005 and based on notional amounts, (i) more than 52% of the derivative instruments used for hedging purposes consisted of swap contracts (55% at December 31, 2004), (ii) almost 33% were option products (mainly caps, floors and collars) (30% at December 31, 2004), (iii) around 10% of derivative instruments used for hedging purposes consisted of futures / forwards (principally other than foreign currency instruments) versus 14% at the end of 2004 and (iv) just under 5% corresponded to credit derivatives, compared to 1% at December 31, 2004. Credit derivatives are alternative option to investing in fixed maturities issued by private sector companies.

At December 31, 2005, the notional amount of hedging derivative instruments as defined by IAS 39

(fair value, cash flow and net investment hedges) by the whole AXA Group totaled €20,897 million (2004: €13,507 million), and their net fair value was €208 million (2004: €1,083 million).

a. Swaps
Swap contracts are agreements between two parties to exchange one set of cash flows for another. Payments are made on the basis of the swap’s notional value.

AXA uses primarily (i) interest-rate swap contracts to manage cash flows on interest received or paid, and (ii) currency swap contracts to manage foreign-currency denominated cash flows or investments. On a consolidated basis, the notional amount of such instruments at December 31, 2005 was €108,315 million (2004: €104,238 million), and their market value was €1,656 million (2004: €2,570 million).

At December 31, 2005, interest-rate swap contracts accounted for 72% of swaps used by AXA (versus 74% at the end of 2004). They are used in particular by (i) the Company (notional value of €31,612 million compared to €24,210 million at the end of 2004) to limit its risk exposure to interest-rate on debt issued or amounts borrowed, (ii) AXA Bank Belgium (notional value of €28,283 million versus €40,330 at the end of 2004) to hedge interest-rate risk exposures arising in the context of its ordinary banking activities, in order to achieve an appropriate interest-rate spread between its interest-earning assets and interest-bearing liabilities and (iii) AXA Japan (€7,402 million versus €577 million at the end of 2004) to limit its risk exposure to interest-rate on its invested assets (bonds held directly and through consolidated mutual funds).

Currency swaps constitute another part of AXA’s hedging strategies to manage foreign-currency cash	flow exposures, and are primarily used by AXA (the Company), with €17,156 million at the end of 2005 (2004: €12,050 million) and AXA Japan €5,057 million (2004: €5,540 million), mainly to limit the exposure of its euro and US dollar bond portfolio.

At December 31, 2005, 81% of the total notional amount of swaps were not used in a qualifying hedge relationship, and included €38,566 million of swaps at the Company and €27,826 million at AXA Bank Belgium which, as part of its business, uses mainly euro-denominated forward rate agreements and interest-rate swaps that generate short-term profits.

The notional amounts of swaps used in fair value hedge relationships totaled €9,327 million at December 31, 2005, including €6,523 million at AXA Japan (mainly including €3,726 million of interest-rate swaps and €2,554 million of currency swaps), €1,932 million of interest-rate swaps at the Company and €737 million of interest-rate swaps at AXA Bank Belgium.

The notional amounts of swaps used in cash flow hedge relationships totaled €1,050 million, including €521 million of interest-rate swaps in Belgium (Life & Savings business) and €466 million of interest-rate swaps at the Australian holding company.

The notional amounts of swaps used in net foreign investment hedge relationships totaled €9,724 million, including €8,282 million of currency swaps used by the Company.

b. Options
The options portfolio consists mainly of caps and floors. Caps and floors are option-like agreements where the seller agrees to pay to the counterparty an amount equal to the differential, based on a notional amount, between the interest rate of the specified index and the interest-rate cap or floor. These instruments are used to hedge against interest-rate increases (caps) or decreases (floors). The notional amount of such instruments at December 31, 2005 was €62,952 million (2004: €52,538 million), the increase being mainly attributable to the United States. They represented 93% of the total notional amount of options (2004: 92%). Their fair value was €-226.2 million (2004: €-232 million).

Caps and floors are used predominantly by AXA’s US and French Life & Savings operations to hedge interest rates on contracts with guaranteed rates of return.

c. Futures and Forwards
Futures are contracts that obligate settlement at a specified price at a specified future date and can be either exchange or non-exchange traded. Forwards are over-the-counter contracts.

On a consolidated basis, the notional amount of such instruments at December 31, 2005 was €21,211 million (2004: €27,113 million), while their market value was €-548 million (2004: €-256 million).

Non-foreign currency related forward and future contracts accounted for 80% of these instruments (based on notional amounts at December 31, 2005), compared to 53% at end 2004.

Other futures were predominantly used by insurance operations to hedge future operating margins.	Additionally, AXA’s US insurance operations use forward and futures contracts for the dynamic risks management program associated with the guaranteed minimum benefits on unit-linked retirement savings products. AXA Japan also uses forward foreign currency contracts to hedge exchange-rate risk arising from its investments in US and European fixed-maturity bonds. In accordance with IAS 21 and IAS 39, some or all of the currency translation difference relating to these bonds is accounted for in income and offsets most of the change in fair value of associated derivative instruments, which is also taken to income. The economic effect of this hedging is therefore reflected without the need to use hedge accounting as defined by IAS 39. The notional amount of contracts subject to fair value hedge accounting at December 31, 2005 was €795 million at AXA Japan, out of a total notional amount of €12,312 million.

As a result, for 96% of these contracts’ notional value, derivatives were used as part of a non-qualifying hedge relationship as defined by IAS 39 at the end of 2005 (92% at end 2004).

d. Credit derivatives
AXA uses derivative instruments to manage the exposures of its assets and liabilities to interest-rate, foreign-currency and equity price risks. These instruments may also be used to enhance the returns of invested assets.

At December 31, 2005, the notional amount and the net fair value of these derivatives were €9,771 million and €-12 million, respectively (2004: €2,393 million and €37 million, respectively). Use of these

instruments increased mainly (i) at AXA Japan (€4,623 million versus €757 million at the end of 2004). In particular, AXA Japan uses credit default swaps (CDSs) on highly-rated bonds in order to	improve the returns on its portfolio, and (ii) in CDOs (€4,612 million at the end of 2005 compared to €1,568 million at the end of 2004) also use credit derivatives to build their portfolio of collateral.

20.3. Effect of hedging on financial instruments

The impact of derivative instruments is presented within their related underlying financial assets and liabilities (see section 20.4.) on the face of the	balance sheet. The table below details the impact of derivative instruments and related underlying assets.
	Insurance
	Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting (b)	Impact of other derivative instruments (c)	Net Value including effect of derivatives (d)
Investment property at amortized cost	7,832	–	–	7,832
Investment property at fair value through profit & loss	4,979	–	–	4,979
Macro hedge and speculative derivatives	–	–	–	–
Investment property	12,810	–	–	12,810
Fixed maturities held to maturity	–	–	–	–
Fixed maturities available for sale	189,382	(166)	235	189,451
Fixed maturities at fair value through profit & loss	43,403	–	10	43,413
Fixed maturities held for trading	142	–	–	142
Non quoted fixed maturities (amortized cost)	20	–	–	20
Fixed maturities	232,948	(166)	246	233,027
Equity securities available for sale	27,858	(104)	(73)	27,680
Equity securities at fair value through profit & loss	18,804	–	–	18,804
Equity securities held for trading	101	–	–	101
Equity securities	46,762	(104)	(73)	46,585
Non controlled investment funds available for sale	3,132	–	89	3,221
Non controlled investment funds at fair value through profit & loss	1,916	–	–	1,917
Non controlled investment funds held for trading	195	–	–	195
Non controlled investment funds	5,243	–	89	5,333
Other investments (f)	1,911	–	1	1,912
Macro hedge and speculative derivatives	(209)	–	–	(209)
TOTAL FINANCIAL INVESTMENTS	286,655	(271)	263	286,647
Loans held to maturity	–	–	–	–
Loans available for sale	–	–	–	–
Loans at fair value through profit & loss	125	–	–	125
Loans held for trading	–	–	–	–
Mortgage loans	7,230	–	–	7,230
Others (e)	10,976	–	1	10,977
Macro hedge and speculative derivatives	–	–	–	–
Loans	18,332	–	1	18,332
Financial investments backing contracts where financial risks is borne by policyholders	141,397	–	13	141,410
TOTAL FINANCIAL ASSETS	459,194	(271)	277	459,200
Derivative instruments hedging net investment in a foreign operation (assets) (g)	–	–	–	–
(a) Net book value, i.e. net of impairment, discount premiums and related amortization, including interest accrued but not yet due, but excluding any derivatives impact.
(b) Excluding macrohedge and other derivatives.
(c) Macrohedge and other derivatives.
(d) Net book value (see (a)), but including effect of hedging instruments (IAS 39), economic hedging instruments not acting as hedging under IAS 39, macrohedge and other derivatives.
(e) Notably includes policy loans, lease receivables and other loans.
(f) Other investments held through consolidated investment funds at fair value through profit & loss.
(g) Derivative instruments used in hedge of net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

(in euro millions)
December 31, 2005
Banking and other activities				Total
Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting (b)	Impact of other derivative instruments (c)	Net Value including effect of derivatives (d)	Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting (b)	Impact of other derivative instruments (c)	Net Value including effect of derivatives (d)
314	–	–	314	8,146	–	–	8,146
–	–	–	–	4,979	–	–	4,979
–	–	–	–	–	–	–	–
314	–	–	314	13,124	–	–	13,124
–	–	–	–	–	–	–	–
5,740	–	(1)	5,739	195,123	(166)	234	195,190
779	–	(42)	737	44,182	–	(32)	44,150
1,547	–	–	1,547	1,689	–	–	1,689
2	–	–	2	22	–	–	22
8,068	–	(44)	8,025	241,016	(166)	202	241,052
571	–	–	571	28,429	(104)	(73)	28,252
48	–	–	48	18,852	–	–	18,852
308	–	–	308	409	–	–	409
928	–	–	928	47,690	(104)	(73)	47,513
201	–	–	201	3,333	–	89	3,422
73	–	–	73	1,990	–	–	1,990
22	–	–	22	217	–	–	217
296	–	–	296	5,540	–	89	5,629
–	–	–	–	1,911	–	1	1,912
198	–	–	198	(11)	–	–	(11)
9,491	–	(44)	9,447	296,146	(271)	219	296,094
1	–	–	1	1	–	–	1
23	–	–	23	23	–	–	23
–	–	–	–	125	–	–	125
248	–	–	248	248	–	–	248
20	(58)	–	(38)	7,250	(58)	–	7,192
74	–	–	74	11,051	–	1	11,051
15	–	–	15	15	–	–	15
381	(58)	–	323	18,712	(58)	1	18,655
–	–	–	–	141,397	–	13	141,410
10,186	(58)	(44)	10,084	469,379	(329)	233	469,284
–	–	–	–	–	–	–	–

	Insurance
	Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting (b)	Impact of other derivative instruments (c)	Net Value including effect of derivatives (d)
Investment property at amortized cost	7,683	–	–	7,683
Investment property at fair value through profit & loss	4,550	–	–	4,550
Macro hedge and speculative derivatives	–	–	–	–
Investment property	12,233	–	–	12,233
Fixed maturities held to maturity	–	–	–	–
Fixed maturities available for sale	164,184	(153)	619	164,650
Fixed maturities at fair value through profit & loss	41,907	–	(21)	41,886
Fixed maturities held for trading	4	–	–	4
Non quoted fixed maturities (amortized cost)	23	–	–	23
Fixed maturities	206,118	(153)	598	206,563
Equity securities available for sale	22,221	7	21	22,249
Equity securities at fair value through profit & loss	16,847	–	(1)	16,847
Equity securities held for trading	258	–	–	258
Equity securities	39,327	7	20	39,354
Non controlled investment funds available for sale	2,921	–	(1)	2,920
Non controlled investment funds at fair value through profit & loss	2,093	–	–	2,093
Non controlled investment funds held for trading	199	–	33	232
Non controlled investment funds	5,213	–	32	5,245
Other investments (f)	596	–	–	596
Macro hedge and speculative derivatives	–	–	(242)	(242)
TOTAL FINANCIAL INVESTMENTS	251,255	(146)	408	251,516
Loans held to maturity	2	–	–	2
Loans available for sale	–	–	–	–
Loans at fair value through profit & loss	374	–	3	377
Loans held for trading	–	–	–	–
Mortgage loans	7,044	–	–	7,044
Others loans (e)	10,662	–	28	10,690
Macro hedge and speculative derivatives	–	–	–	–
Loans	18,083	–	31	18,114
Financial investments backing contracts where financial risks is borneby policyholders	112,380	–	8	112,387
TOTAL FINANCIAL ASSETS	393,950	(146)	446	394,250
Derivative instruments hedging net investment in a foreign operation (assets) (g)	–	–	–	–
(a) Net book value, i.e. net of impairment, discount premiums and related amortization, including interest accrued but not yet due, but excluding any derivatives impact.
(b) Excluding macrohedge and other derivatives.
(c) Macrohedge and other derivatives.
(d) Net book value (see (a)), but including effect of hedging instruments (IAS 39), economic hedging instruments not acting as hedging under IAS 39, macrohedge and other derivatives.
(e) Notably includes policy loans, lease receivables and other loans.
(f) Other investments held through consolidated investment funds at fair value through profit & loss.
(g) Derivative instruments used in hedge of net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

						(in euro millions)
December 31, 2004
Banking and other activities				Total
Net value excluding effect of hedging value (a)	Impact of Impact of derivative instruments subject to hedge accounting (b)	other derivative instruments (c)	Net Value including effect of derivatives (d)	Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting (b)	Impact of other derivative instruments (c)	Net Value including effect of derivatives (d)
61	–	–	61	7,744	–	–	7,744
–	–	–	–	4,550	–	–	4,550
–	–	–	–	–	–	–	–
61	–	–	61	12,294	–	–	12,294
–	–	–	–	–	–	–	–
6,577	–	–	6,577	170,761	(153)	619	171,227
1,324	–	(127)	1,197	43,231	–	(148)	43,083
1,571	–	49	1,620	1,575	–	49	1,624
2	–	–	2	26	–	–	26
9,474	–	(78)	9,396	215,592	(153)	520	215,959
642	–	–	642	22,863	7	21	22,891
10	–	29	39	16,857	–	28	16,886
96	–	–	96	354	–	–	354
748	–	29	777	40,074	7	49	40,131
65	–	–	65	2,986	–	(1)	2,985
45	–	–	45	2,138	–	–	2,138
–	–	–	–	199	–	33	232
110	–	–	110	5,323	–	32	5,355
–	–	–	–	596	–	–	596
–	–	536	536	–	–	294	294
10,332	–	488	10,820	261,586	(146)	895	262,336
–		–	–	2	–	–	2
23	–	–	23	23	–	–	23
–	–	–	–	374	–	3	377
258	–	–	258	258	–	–	258
21	–	–	21	7,065	–	–	7,065
78	–	–	78	10,740	–	28	10,768
–	–	76	76	–	–	76	76
380	–	76	456	18,462	–	107	18,569
				112,380	–	8	112,387
10,772	–	564	11,336	404,723	(146)	1,010	405,586
–	–	–	482	–	–	–	482

20.4. Effect of hedging on liabilities

The impact of derivative instruments is presented within their related underlying financial liabilities and assets (see section 20.3.) on the face of the balance	sheet. The table below details the impact of derivative instruments and related underlying liabilities.

20.4.1. Liabilities arising from insurance and investment contracts

							(in euro millions)
	December 31, 2005				December 31, 2004
	Net carrying value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives	Net carrying value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives
Liabilities arising from insurance contracts	246,201	(6)	(94)	246,100	227,843	22	(40)	227,825
Liabilities arising from insurance contracts where the financial risk is borne by policyholders	92,888	–	–	92,888	73,578	–	–	73,578
Total liabilities arising from insurance contracts	339,088	(6)	(94)	338,988	301,421	22	(40)	301,403
Liabilities arising from investment contracts with discretionary participating features	32,890	–	–	32,890	31,662	(10)	(4)	31,648
Liabilities arising from investment contracts with no discretionary participating features	926	–	(52)	873	869	–	–	869
Liabilities arising from investment contracts where the financial risk is borne by policyholders	48,549	–	–	48,549	39,127	–	–	39,127
Total liabilities arising from investment contracts	82,365	–	(52)	82,312	71,659	(10)	(4)	71,644
Macro hedge derivative instruments on insurance and investment contracts (liabilities)			5

20.4.2. Other financial liabilities

							(in euro millions)
	December 31, 2005				December 31, 2004
	Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives	Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives
Subordinated debt	8,888	(617)	(519)	7,752	9,294	(654)	(551)	8,089
Financing debt instruments issued	3,025	(199)	(9)	2,817	3,168	(255)	(15)	2,898
Financing debt owed to credit institutions	17	–	–	17	17	–	4	22
Financing debt (a)	11,930	(817)	(528)	10,585	12,479	(909)	(561)	11,009
Minority interest of controlled investment funds and puttable instruments held by minority interests holders	5,115	18	–	5,133	3,717	–	–	3,717
Other debt instruments issued, notes and bank overdrafts	8,413	(3)	–	8,411	7,784	–	1	7,785
Payables arising from direct insurance and inward reinsurance operations	4,680	–	–	4,680	3,863	–	–	3,863
Payables arising from outward reinsurance operations	3,507	–	–	3,507	3,588	–	–	3,588
Payables arising from banking activities (a)	11,970	–	113	12,083	12,220	–	65	12,285
Payables – current tax position	1,382	–	–	1,382	954	–	–	954
Other payables	28,993	14	–	29,007	21,187	–	–	21,187
Derivatives relating to other financial liabilities			4	4			–	–
Other debts (b)	64,059	30	117	64,206	53,314	–	67	53,380
Derivative instruments hedging net investment in a foreign operation (liabilities) (c)	–	–	–	267	–	–	–	–

(a) Financing debt and Payables arising from banking activities issued are disclosed in the balance sheet net of the impact of derivatives. As a result, the amount shown in the column “value including effect of derivatives” is their net book value.
(b) Other debts are presented excluding effect of derivatives on the face of the balance sheet. (c) Derivative instruments used in hedge of net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

Note 21: Revenues by segment and
net revenues from banking activities

21.1. Total revenues

		(in euro millions)
	December 31, 2005	December 31, 2004
LIFE & SAVINGS	45,116	42,344
of which direct premiums	41,063	39,461
of which reinsurance assumed	2,433	1,642
of which fees and charges on investment contracts with no participation features	509	417
of which revenues from other activities	1,111	824
France	13,228	11,538
United States	13,940	12,847
United Kingdom	2,395	2,420
Japan	4,735	5,526
Germany	3,585	3,499
Belgium	2,734	2,188
Other countries	4,498	4,326
PROPERTY & CASUALTY	18,874	17,852
of which direct premiums	18,588	17,521
of which reinsurance assumed	244	288
of which revenues from other activities	43	42
France	5,070	4,895
Germany	2,785	2,796
United Kingdom and Ireland	4,393	4,469
Belgium	1,451	1,430
Other countries	5,174	4,262
INTERNATIONAL INSURANCE	3,813	3,363
of which direct premiums	1,711	920
of which reinsurance assumed	1,957	2,320
of which revenues from other activities	145	123
AXA RE	1,451	1,056
AXA Corporate Solution Assurance	1,605	1,506
AXA Cessions	60	94
AXA Assistance	549	467
Other	147	240
ASSET MANAGEMENT	3,440	3,084
Alliance Capital	2,472	2,325
AXA Investment Managers	968	759
OTHER FINANCIAL SERVICES	428	387
French banks	64	101
German banks	24	24
AXA Bank Belgium	336	258
Other	4	4
TOTAL	71,671	67,030

21.2. Segment information
21.2.1. Life & Savings

					(in euro millions)
	December 31, 2005			December 31, 2004
	Gross written premiums	Liabilities arising from insurance contracts (b)	Liabilities arising from investment contracts (b)	Gross written premiums	Liabilities arising from insurance contracts (b)	Liabilities arising from investment contracts (b)
Retirement/annuity/investment contracts (individual)	22,783	155,865	34,263	20,368	134,763	33,093
Retirement/annuity/investment contracts (group)	2,609	16,898	8,060	2,259	16,359	7,005
Life contracts (including endowment contracts)	11,775	97,217	280	11,891	86,801	1
Health contracts	4,387	7,794	–	4,552	6,787	–
Other	1,942	13,445	–	2,033	12,831	–
SUB-TOTAL	43,496	291,220	(c) 42,603	41,103	257,540	(c) 40,099
Fees and charges relating to investment contracts with no participating features	509	–	(c) 39,762	417	–	(c) 31,560
Fees, commissions and other revenues	1,111	–	–	824	–	–
TOTAL	45,116	291,220	82,365	42,344	257,540	71,659
– Asset backing contracts where financial risk borne by policyholders (unit-linked) (a)	13,216	92,888	48,549	7,696	73,578	39,137
– UK “With-Profit” business	953	16,652	9,986	1,034	15,641	10,274
(a) Relates to contracts where the financial risk is borne by policyholders.
(b) Excludes liabilities relating to unearned revenues and fees, and policyholder bonuses, along with derivatives relating to insurance and investment contracts.
(c) Relates to liabilities arising from investment contracts without discretionary participation and investment contracts without discretionary participation where the financial risk is borne by policyholders.

21.2.2. Property & Casualty

			(in euro millions)
	Gross written premiums		Liabilities arising from insurance contracts
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Personal lines	11,564	10,877	18,686	17,465
Motor	6,213	5,891	11,330	10,432
Property damage	2,815	2,626	2,501	2,313
Health	947	794	1,305	1,149
Other	1,589	1,565	3,550	3,570
Entreprises	6,930	6,602	15,912	14,621
Motor	1,368	1,244	2,255	2,066
Property damage	2,096	2,031	2,332	2,173
Liability	1,359	1,320	5,523	4,999
Health	794	760	848	649
Other	1,312	1,247	4,954	4,734
Other	336	331	1,400	1,439
SUB-TOTAL	18,831	17,810	35,998	33,525
Fees, commissions and other revenues	43	42
TOTAL	18,874	17,852	35,998	33,525

21.2.3. International Insurance

			(in euro millions)
	Gross written premiums		Liabilities arising from insurance contracts
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Property damage	1,273	1,302	3,172	2,810
Motor, Maritime, Aviation	1,010	848	3,541	3,194
Casualty/Liability	488	581	3,069	3,385
Other	897	509	2,089	968
SUB-TOTAL	3,668	3,240	11,870	10,356
Fees, commissions and other revenues	145	123	–	–
TOTAL	3,813	3,363	11,870	10,356

21.3. Net revenues from banking activities

	(in euro millions)
	December 31, 2005	December 31, 2004
Interest received and equivalent	552	500
Interest paid and equivalent	(386)	(328)
Net interest and equivalent	166	172
Commissions received	57	42
Commissions paid	(23)	(21)
Net commissions	34	20
Investment income	169	230
Realized investment gains and losses	55	49
Change in fair value of financial instruments at fair value through profit & loss	7	(17)
Change in financial instruments impairment	(1)	(2)
Net investment result	230	264
Net other bank operating income	(2)	(67)
Net revenues from banking activities	428	386

Note 22: Net investment result
excluding financing expenses

Net investment result (excluding financing expenses) from the financial assets of insurance companies and companies in other business sectors (excluding	revenues from the financial assets of banks included in net revenues from banking activities) was as follows:

				(in euro millions)
	December 31, 2005
	Net investment income	Net realized investment gains and losses	Change in fair value of financial instruments at fair value through profit & loss	Change in financial instruments impairment	Net investment result
Investment property at amorthized cost	513	190	–	(19)	684
Investment property at fair value through profit & loss	283	99	375	–	757
Investment property	796	289	375	(19)	1,441
Fixed maturities held to maturity	–	–	–	–	–
Fixed maturities available for sale	8,133	443	–	(23)	8,553
Fixed maturities designated as at fair value through profit & loss (a)	2,037	297	175	–	2,510
Fixed maturities held for trading	90	120	27	–	236
Fixed maturities at amortized cost	3	–	–	–	3
Fixed maturities	10,263	861	202	(23)	11,303
Equity securities available for sale	753	1,485	–	(136)	2,102
Equity securities designated as at fair value through profit & loss (b)	690	1,120	1,320	–	3,130
Equity securities held for trading	(7)	15	172	–	180
Equity securities	1,436	2,620	1,492	(136)	5,412
Non controlled investment funds available for sale	35	147	–	(10)	173
Non controlled investment funds designated as at fair value through profit & loss	160	34	47	–	241
Non controlled investment funds held for trading	–	3	1	–	4
Non controlled investment funds	194	185	47	(10)	417
Other assets held by consolidated investment funds designated as at fair value through profit & loss	141	(1)	93	–	234
Loans held to maturity	–	–	–	–	–
Loans available for sale	1	–	–	–	1
Loans designated as at fair value through profit & loss	(3)	–	75	–	72
Loans held for trading	–	(122)	(12)	–	(134)
Mortgage loans	482	(4)	–	(12)	466
Others loans	538	11	–	(7)	541
Loans	1,018	(115)	63	(19)	947
Assets backing contracts where the financial risk is borne by policyholders	590	–	13,978	–	14,568
Hedge accounting derivatives	–	–	(195)	–	(195)
Other derivatives	(337)	(94)	(101)	–	(532)
Investment management expenses	(578)	–	–	–	(578)
Other	428	(188)	53	(3)	291
NET INVESTMENT RESULT	13,951	3,557	16,008	(210)	33,306
(a) Including fixed maturities held by consolidated investment funds, designated as at fair value through profit & loss.
(b) Including equity securities maturities held by consolidated investment funds, designated as at fair value through profit & loss.

				(in euro millions)
	December 31, 2004
	Net investment income	Net realized investment gains and losses	Change in fair value of financial instruments at fair value through profit & loss	Change in financial instruments impairment	Net investment result
Investment property at amortized cost	521	345	–	(90)	776
Investment property at fair value through profit & loss	255	106	403	–	764
Investment property	776	451	403	(90)	1,540
Fixed maturities held to maturity	1	–	–	–	1
Fixed maturities available for sale	7,275	491	207	(32)	17,190
Fixed maturities designated as at fair value through profit & loss (a)	2,152	27	524	–	(6,546)
Fixed maturities held for trading	86	(1)	17	–	102
Fixed maturities at amortized cost	4	–	–	–	4
Fixed maturities	9,518	517	748	(32)	10,752
Equity securities available for sale	639	1,365	63	(285)	7,550
Equity securities designated as at fair value through profit & loss (b)	502	962	223	–	(4,080)
Equity securities held for trading	–	96	140	–	237
Equity securities	1,141	2,423	426	(285)	3,706
Non controlled investment funds available for sale	63	189	–	(13)	239
Non controlled investment funds designated as at fair value through profit & loss	164	(12)	(15)	–	137
Non controlled investment funds held for trading	–	3	2	–	5
Non controlled investment funds	227	179	(13)	(13)	380
Other assets held by consolidated investment funds designated as at fair value through profit & loss	–	–	1	–	1
Loans held to maturity	–	–	–	–	–
Loans available for sale	1	–	–	–	1
Loans designated as at fair value through profit & loss	–	–	(49)	–	(49)
Loans held for trading	–	–	2	–	2
Mortgage loans	480	5	–	(14)	470
Other loans	545	(4)	–	(17)	524
Loans	1,025	1	(47)	(31)	948
Assets backing contracts where the financial risk is borne by policyholders	234	–	10,543	–	10,778
Hedge accounting derivatives	–	–	269	–	269
Other derivatives	–	(39)	(373)	–	(412)
Investment management expenses	(588)	–	–	–	(588)
Other	606	(249)	631	6	994
NET INVESTMENT RESULT	12,941	3,282	12,588	(444)	28,367
(a) Including fixed maturities held by consolidated investment funds designated as at fair value through profit & loss.
(b) Including equity securities maturities held by consolidated investment funds designated as at fair value through profit & loss.

Net investment revenues are presented net of depreciation charges on directly-owned investment properties, and net of amortization of bond premiums/discounts. All investment management fees are also included in the aggregate figure.	Realized investment gains and losses include post-disposal releases of valuation allowances for impairment. The change in fair value of investments at fair value through profit & loss consists mainly of adjustments

relating to investments backing contracts where the financial risk is borne by policyholders. The change in financial instruments impairment includes all additional impairment reserves on investments, and releases of impairment reserves only following revaluation. Releases of impairment reserves following disposals are included in net realized capital gains or losses on investments.	Changes in fair value of financial instruments designated as at fair value through profit & loss, relating to available-for-sale equities and fixed maturities, correspond to the change in fair value of underlying items in fair value hedges (as defined by IAS 39) in Japan.

Note 23: Net result
of reinsurance ceded

				(in euro millions)
	December 31, 2005
	Life & Savings	Property & Casualty	International Insurance	Inter-segment eliminations	Total
Premiums ceded and reinsurer’s share in claims paid	(944)	(986)	(1,122)	146	(2,907)
Claims ceded (included change in claims reserves)	864	312	1,273	(13)	2,436
Commissions received from reinsurers	73	93	166	(3)	329
Net result of reinsurance ceded	(7)	(581)	317	130	(141)

				(in euro millions)
	December 31, 2004
	Life & Savings	Property & Casualty	International Insurance	Inter-segment eliminations	Total
Premiums ceded and reinsurer’s share in claims paid	(820)	(998)	(1,172)	209	(2,782)
Claims ceded (included change in claims reserves)	746	203	667	(212)	1,405
Commissions received from reinsurers	91	131	105	(13)	314
Net result of reinsurance ceded	17	(663)	(401)	(15)	(1,063)

The significant improvement in the result of reinsurance ceded in 2005 was mainly attributable to the International Insurance operations along with the Property & Casualty operations. These movements were mainly due to the following factors:
– The significant improvement in the result of reinsurance ceded in 2005 in the International Insurance operations (€317 million compared to €-401 million in 2004) mainly occurred at (i) AXA RE (up €+436 million), due to strong loss recovery following major losses in	2005 (particularly Hurricanes Katrina, Rita and Wilma), and (ii) AXA Corporate Solutions Assurance (up €+182 million) due to stronger current loss recovery and improved reinsurance results for previous periods.
– In Property & Casualty operations, the €82 million increase in the result of reinsurance ceded occurred mainly in France (up €+72 million) due to efforts to optimize the reinsurance program and improved results from reinsurance ceded in previous years.

Note 24: Financing debt expenses

Financing debt expenses (€602 million in 2005 and €583 million in 2004) include income and expenses relating to hedging derivative instruments on	financing debt, mainly for AXA SA (€176 million in 2005 and €248 million in 2004).

Note 25: Expenses by type

25.1. Acquisition costs

							(in euro millions)
	December 31, 2005									December 31, 2004
	Life & Savings	Property & Casualty	International insurance	Total Insurance	Asset manage- ment	Other financial services	Holdings	Inter-segment eliminations	TOTAL	TOTAL
Acquisition costs – gross (a)	4,312	3,461	317	8,091	–	–	–	16	8,076	7,643
Change in deferred acquisition costs and equivalents (b)	(1,457)	(80)	(2)	(1,538)	–	–	–	–	(1,538)	(1,687)
Net acquisition costs	2,855	3,382	316	6,553	–	–	–	16	6,537	5,957
(a) Includes all acquisition expenses relating to insurance and investment contracts before capitalization/amortization of deferred acquisition costs and equivalents.
(b) Change (capitalization and amortization) in deferred acquisition costs relating to insurance and investment contracts with discretionnary participation features and changes in net rights to future management fees relating to investment contracts with no discretionnary participation features.

25.2. Expenses by type

									(in euro millions)
	December 31, 2005									December 31, 2004
	Life & Savings	Property & Casualty	International Insurance	Total Insurance	Asset manage- ment	Other financial services	Holdings	Inter-segment eliminations	TOTAL	TOTAL
Acquisition costs – gross (a)	4,312	3,461	317	8,091	–	–	–	(16)	8,076	7,643
Claims handling expenses (b)	350	825	402	1,577	–	–	–	(1)	1,575	1,433
Investment management expenses (c)	208	32	7	247	–	–	–	(121)	126	691
Administrative expenses	3,017	1,961	322	5,299	2,807	295	401	(207)	8,596	7,906
Banking expenses	–	–	–	–	–	61	–	–	61	–
Write back of depreciation for tangible assets	4	1	(3)	2	–	–	–	–	3	–
Other income/expenses	46	(22)	5	29	(2)	(15)	(45)	2	(32)	–
TOTAL EXPENSES BY DESTINATION	7,938	6,258	1,049	15,245	2,805	341	356	(342)	18,405	17,673
Breakdown of expenses by type	7,938	6,258	1,049	15,245	2,805	341	356	(342)	18,405	17,673
Staff costs (d)	2,265	1,730	310	4,305	1,378	144	209	–	6,036	5,738
Outsourcing and professional services	241	79	42	362	98	18	50	(1)	527	–
IT costs	262	241	34	537	77	9	234	–	857	–
Increase / (write back) of provisions for risk and charges	(82)	(95)	(3)	(180)	9	(37)	12	–	(195)	190
Charges relating to owner occupied properties	225	160	49	434	195	7	15	–	651	–
Commissions paid	3,279	3,304	481	7,063	678	69	–	(211)	7,599	6,574
Other expenses	1,748	839	137	2,724	370	130	(164)	(130)	2,931	5,171
(a) Includes all acquisition expenses relating to insurance and investment contracts before capitalization/amortization of deferred acquisition costs and equivalents.
(b) Claims handling expenses are included in the “Technical charges relating to insurance activities” profit & loss caption.
(c) Investment management expenses are included in the “Net investment income” profit & loss caption.
(d) Amount detailed in Note 26.

Note 26: Employees

26.1. Breakdown of staff costs

Staff costs broke down as follows:

(in euro millions)
December 31, 2005
Wages and benefits	4,685
Social contributions	626
Employee benefit plans and contribution plans	275
Share based compensation	116
Other staff costs and participation paid to employees (a)	334
TOTAL STAFF COSTS	6,036
(a) Including redundancies and early retirement costs (inception = set up of the plan), and participation paid to employees in France.

26.2. Employee benefits Defined contribution plans The cost of the contributions paid is an expense in the statement of income, and amounted to €72 million for the year ended December 31, 2005.	Defined benefit plans The assumptions for each plan are consistent with the economic features of the countries in which the liabilities lie. The weighted-average assumptions used by AXA for pension plans in the principal regions in which AXA operates were as follows:

DECEMBER 2005 CALCULATION ASSUMPTIONS	Europe	North America	Japan	Other
Pension benefit obligation – assumptions at year end 2005
Discount rate	4.3%	5.6%	1.9%	5.4%
Salary increase for future years	2.7%	5.2%	0.0%	5.0%
Net periodic benefit cost – assumptions at beginning of year 2005
Discount rate	5.1%	5.8%	1.9%	6.6%
Expected rate of return on assets	6.5%	5.2%	1.3%	6.6%
Salary increase for future years	3.5%	5.6%	0.0%	3.6%

As a reminder, the assumptions for 2004 were as
DECEMBER 2004 CALCULATION ASSUMPTIONS	Europe	North America	Japan	Other
Pension benefit obligation – assumptions at year end 2004
Discount rate	5.1%	5.8%	1.9%	6.6%
Salary increase for future years	3.5%	5.6%	0.0%	3.6%
Net periodic benefit cost – assumptions at beginning of year 2004
Discount rate	5.5%	6.3%	1.1%	6.6%
Expected rate of return on assets	6.4%	8.3%	1.3%	7.5%
Salary increase for future years	3.6%	6.2%	0.0%	3.6%

26.2.1. Annual change in pension plan liabilities The yearly evolution of the PBO (Projected Benefit Obligation) is made based on the following items:

– Service cost (representing the increase in the PBO attributable to one year of additional service).

– Interest cost (cost of one year less discount).

– Benefits paid.

– Actuarial gains and losses (change in long term assumptions, change in staff...).

– Change in plans.

26.2.2. Balance sheet information The balance sheet information for employee benefits captures the difference between the Projected Benefit Obligation (“PBO”) and the market value of the corresponding invested plan assets. When this difference is positive a contingency and loss reserve is booked within the balance sheet liability. When it is negative, a prepaid asset is recorded in the balance sheet.

In addition, in accordance with IAS 39 a category of assets referred to as “separate assets” are also recorded in the balance sheet. IFRS created the concept of separate assets which are assets that are not allowed to offset the PBO. Separate assets are insurance contracts issued by AXA which support the defined benefit pension plans. The accounting consequence of these separate assets is a potential increase in the accrued liability or decrease in the prepaid asset. These assets are shown separately in the following table. The most significant amount of separate assets relates to our Unites States pensions plans whose funds are largely invested in separate account (unit-linked) insurance contracts issued by AXA Equitable. These funds are dedicated to the specific insurance contracts and are not available to general creditors, so their economic nature is no different from plan assets. As the separate account assets are available to the pension plan through an insurance contract IFRS requires their categorization as separate assets despite their economic nature.
AXA Group has decided to use the SORIE option that is available in IAS19. Under the SORIE option, actuarial gains and losses are recognized in full in the period in which they occurred outside profit or loss and are presented on a separate line of the Statement Of Recognized Income and Expense in equity (see Statement of consolidated shareholder’s equity). Actuarial gains and losses are defined as experience adjustments (the effects of differences

between the previous actuarial assumptions and what has actually occurred) and the effects of changes in actuarial assumptions. They include differences between the expected and actual return on plan assets.	The table presented below presents the change in benefit obligation and the change in plan assets associated with pension plans and other benefit plans sponsored by AXA along with an analysis of separate assets as of December 31, 2005.

			(in euro millions)
	Pensions benefits		Other benefits
	2005	2004	2005	2004
Change in benefit obligation
Benefit obligation, beginning of year	9,573	8,602	581	508
Service cost	206	180	14	5
Interest cost	517	461	36	30
Amendments (including acquisitions)	46	385	18	83
Actuarial (gains) and losses	1,083	612	4	23
Benefits paid	(517)	(362)	(50)	(30)
Benefits directly paid by the employer	–	(104)	–	–
Effect of foreign currency fluctuation	513	(199)	113	(39)
Benefit obligation, end of year (A)	11,421	9,573	716	581
Change in plan assets
Fair value of plan assets, beginning of year	3,869	3,619	9	8
Actual return on plan assets	689	346	3	–
Employer contributions	136	115	5	3
Employee contributions	11	10	2	2
Net transfer (including acquisitions)	88	–	1	–
Benefits paid	(234)	(207)	(6)	(4)
Effect of foreign currency fluctuation	135	(14)	–	–
Fair value of plan assets, end of year (B)	4,693	3,869	14	9
Change in separate assets
Fair value of plan assets, beginning of year	2,265	2,195	–	–
Actual return on separate assets	206	208	–	–
Employer contributions	197	147	–	–
Employee contributions	4	4	–	–
Net transfer (including acquisitions)	(82)	3	–	–
Benefits paid	(168)	(155)	–	–
Effect of foreign currency fluctuation	274	(137)	–	–
Fair value of separate assets, end of year	2,697	2,265	–	–
Funded Status
Unfunded Status (plan by plan)	(6,729)	(5,707)	(703)	(572)
Overfunded Status (plan by plan)	1	3	–	–
Funded Status (B) – (A)	(6,728)	(5,704)	(703)	(572)
Unrecognized net (gains) and losses	74	38	–	–
Liability and assets recorded excluding separate assets
Plans with a positive net position (Asset)	1	3	–	–
Plans with a negative net position (Liability)	(6,655)	(5,669)	(703)	(572)
Net position (excluding separate assets)	(6,654)	(5,666)	(703)	(572)
Economic net funding position including separate assets
Net position (excluding separate assets)	(6,654)	(5,666)	(703)	(572)
Fair value of separate assets, end of year	2,697	2,265	–	–
Economic net funding position (including separate assets)	(3,957)	(3,401)	(703)	(572)

For pension plans where the fair value of plan assets exceeds the benefit obligation, the aggregate fair value of plan assets and aggregate benefit obligation were €36 million and €35 million respectively as of December 31, 2005. For pension plans where benefit obligation is in excess of the fair value of the plan assets, the aggregate fair value of plan assets and aggregate benefit obligation were €4,658 million and €11,387 million respectively as of December 31, 2005.	26.2.3. Net periodic benefit cost
The net periodic benefit cost, that is, the annual expense for employee pension and other benefits recorded in the income statement, for the year ended December 31, 2005 is presented below:

			(in euro millions)
	Pensions benefits		Other benefits
	2005	2004	2005	2004
Net periodic pension cost
Service cost	206	180	14	5
Interest cost	517	461	36	30
Expected return on plan assets	(269)	(363)	–	–
Expected return on separate assets	(189)	(18)	–	–
Amortization of unrecognized amounts	(12)	5	–	–
Settlement/Curtailments and employee contributions	4	1	16	(2)
Net periodic benefit cost	257	265	66	33

26.2.4. Net economic funding position evolution The evolution of the net economic position from January 1, 2005 to December 31, 2005 captures both the evolution of the liability recorded in the Group	accounts and the evolution of the separate assets. It is presented below:

			(in euro millions)
	Pensions benefits		Other benefits
	2005	2004	2005	2004
Net economic funding position evolution
Beginning of year position	(3,401)	(3,192)	(572)	(609)
Net periodic benefit cost	(257)	(265)	(48)	(33)
Employer contributions and benefits paid directly	327	265	49	29
Acquisitions and disposals	121	207	(23)	–
SORIE impact (a)	(667)	(445)	(28)	–
Effect of foreign currency fluctuation	(81)	30	(82)	41
End of year position	(3,957)	(3,401)	(703)	(572)
(a) The SORIE impact consists in the actuarial gains and losses recorded net of Policyholder Benefit and net of tax.

During 2005 period, the change in SORIE after tax and policyholder benefits deduction amounted to €-415 million (2004: €-319 million). As of	December 31, 2005, the cumulative impact since first time application amounted €-736 million.

26.2.5. Near-term cash flows (Benefits Paid and Employer Contributions)

	(in euro millions)
	Pensions benefits	Other benefits
Estimated future benefits paid
2006	550	51
2007	568	50
2008	572	49
2009	603	48
2010	628	47
Five years thereafter	3,412	235

The estimated amount of 2006 employer contributions for pension benefits and other benefits were respectively €259 million and €28 million. These amounts are	subject to uncertainty as they will be driven by 2006 economics.

26.2.6. Plan asset mix at the end of year 2005

The plan asset mix splits the assets held by the companies of the Group according to the main	categories. The plan asset mix is presented for both pension and other benefits:

	Total Group	Europe	North America	Other
Total plan asset mix
Equities	60%	60%	64%	56%
Bonds	34%	35%	35%	25%
Real estate	4%	4%	–	8%
Other	2%	1%	1%	11%
Total	100%	100%	100%	100%
Total in euro millions	4,707	4,146	325	236

Below is disclosed the total asset mix, including
separate assets:

	Total Group	Europe	North America	Other
Total plan asset mix
Equities	60%	55%	71%	56%
Bonds	33%	39%	21%	25%
Real estate	5%	4%	8%	8%
Other	2%	2%	–	11%
Total	100%	100%	100%	100%
Total in euro millions	7,404	4,759	2,409	236

As pension liabilities are of a long-term nature, a mixture of bond, equity, and real estate investments are used in the plan assets. It should be noticed that the percentage of equity is higher in the Anglo-Saxon countries where the investment strategy is often determined by Plan trustees. This mixture has some degree of volatility of returns, but over the long-term is expected to provide a higher return than pure bond investments. Higher return is consistent with experience in the past, but may not be the case in the future.

The asset mixture is maintained close to the target level, with minor fluctuations over time due to the shifting market values of assets. The asset mix at the end of year 2006 should be very similar to the one presented above at the end of year 2005.

There are diverse methods to determine the expected long term rate of return across the Group	given each area’s specificities. Globally it is based on the historic returns adjusted for future expectations on each asset class and for the shift of asset mix. In addition, external consultants review or compute these assumptions for reasonableness in each countries.

26.2.7. Other employment benefits AXA provides certain medical and life insurance benefits (“post-retirement benefits”) to qualifying employees, managers and agents who retire after having met certain age and service requirements. The life insurance benefits are related to age and salary at retirement. The expected costs of providing post-retirement benefit are accrued during the period that the employees earn such benefits. AXA has made post-retirement benefits payments of €39 million for the year ended December 31, 2005 (€30 million in 2004).

26.2.8. Balance sheet reconciliation

		(in euro millions)
	2005	2004
Balance sheet reconciliation
Net position (excluding separate assets)	–	–
Employee benefit liabilities	(7,357)	(6,238)
Other liabilities	(398)	(383)
Total in euro millions	(7,755)	(6,621)

26.3. Share-based
compensation

The total employee share-based compensation cost recorded in earnings for the year ended December 31,2005 was €115.7 million.	The global overview of plans and their cost was as follows :

	(in euro millions)
	2005	2004
Cost by plan
AXA SA Share options	27.1	19.3
2003 grants	6.3	9.7
2004 grants	12.6	9.6
2005 grants	8.2	–
AXA Share options for US Holding company	16.0	11.5
2005 AXA SA grants	3.3	–
AXA ADR grants	12.7	11.5
AXA SA Share Options for agents (2004)	–	6.9
AXA Group Share Plan (2005)	10.5	19.0
Classic Plan	1.7	1.5
Leveraged Plan	8.8	17.6
AXA Performance Shares (2005)	5.9	–
AXA Performance units plans	14.8	5.1
2004 equity grants	0.7	–
2005 equity grants	1.1	–
2004 cash grants	5.7	5.1
2005 cash grants	7.3	–
AXA Financial Share based compensation instruments	39.4	23.5
AXA Financial SAR	29.0	13.0
AXA Financial Restricted Shares and PARS	10.4	10.4
AXA APH Share options plan	2.0	1.1
Total	115.7	86.6

In accordance with IFRS 2, the cost above includes equity-settled share-based payment instruments for their portion that were granted after November 7, 2002 and had not yet vested at 31/12/2003. This total employee share-based compensation cost includes the expenses from share-based compensation instruments issued by the Group as well as the expenses from share-based compensation instruments issued by AXA local operations.

26.3.1. Share-based compensation instruments issued by the Group

AXA SA SHARE OPTIONS
Executive officers and other key employees may be granted options to purchase ordinary shares of AXA	(the Company) pursuant to stock option plans maintained by the Company. While the precise terms and conditions of each option grant may vary, current options are currently (1) granted at a price not less than the average closing price of the ordinary share on the Paris Stock Exchange during the 20 trading days preceding the date of grant (2) valid for a maximum term of ten years, and (3) become exercisable in installments of 33.33% per year on each of the second, third and fourth anniversaries of the grant date which is generally end of March.

The following table presents the headcount of all exercisable share options, including all the generations of stocks and not only the post-November 7, 2002 grants.

All AXA SA stock option plans	Options (in millions)		Weighted price (in euros)
	2005	2004	2005	2004
Options
Outstanding beginning of year	59.8	52.3	22.06	22.69
Granted	12.4	10.3	16.24	17.69
Capital increase	–	–	–	–
Subscribed	(3.9)	(1.2)	11.50	9.44
Expired	–	–	–	–
Cancelled	(1.1)	(1.5)	22.22	23.94
Outstanding at year end	67.2	59.8	22.42	22.06

In respect of share option plans issued by AXA for AXA ordinary shares, the number of share options	outstanding and the number of share options exercisable at December 31, 2005 are set out below.

				(in millions)
	Outstanding options		Exercisable options
	2005	2004	2005	2004
Exercisable until
March 28, 2005	–	0.8	–	0.8
July 09, 2006	0.6	1.2	0.6	1.2
January 21, 2007	1.9	3.0	1.9	3.0
September 09, 2007	0.2	0.2	0.2	0.2
September 29, 2007	0.1	0.1	0.1	0.1
April 19, 2008	6.1	6.3	6.1	6.3
June 08, 2009	5.2	5.2	5.2	5.2
November 17, 2009	0.2	0.2	0.2	0.2
July 11, 2010	0.1	0.1	0.1	0.1
July 04, 2010	5.3	5.4	5.3	5.4
November 12, 2010	0.2	0.2	0.2	0.2
May 08, 2011	7.6	7.7	7.6	5.2
February 26, 2012	8.5	8.7	5.2	2.9
March 13, 2013	9.1	10.4	1.9	–
March 26, 2014	9.9	10.1	–	–
March 29, 2015	8.4	–	–	–
March 29, 2015	3.5	–	–	–
June 16, 2015	–	–	–	–
June 27, 2015	0.2	–	–	–
July 1, 2015	–	–	–	–
September 21, 2015	0.1	–	–	–
Total number of options	67.2	59.8	34.5	30.9

	Outstanding options		Exercisable options
	Number (in millions)	Exercise price (in euros)	Number (in millions)	Exercise price (in euros)
Price range
€6.48 - €12.96	11.8	11.09	4.5	11.29
€12.96 - €19.44	10.0	17.65	0.1	14.74
€19.44 - €25.92	26.8	21.40	11.3	22.32
€25.92 - €32.40	13.0	30.55	13.0	30.55
€32.40 - €38.88	0.2	38.54	0.2	38.54
€38.87 - €45.35	5.4	40.76	5.4	40.76
€6.48 - €45.35	67.2	22.42	34.5	26.94

The information related to options granted after
November 7, 2002 is as follows:

Post November 7, 2002 AXA SA stock option plans	Options (in millions)		Weighted price (in euros)
	2005	2004	2005	2004
Options
Outstanding beginning of year	20.5	10.7	14.26	10.96
Granted	12.4	10.3	20.69	17.68
Capital increase	–	–	–	–
Subscribed	(1.0)	(0.0)	10.96	10.96
Expired	–	–	–	–
Cancelled	(0.6)	(0.4)	8.91	13.91
Outstanding at year end	31.2	20.5	16.89	14.26

In respect of share option plans issued by AXA for AXA ordinary shares, and granted after 7 November 2002, the number of share options outstanding and the	number of share options exercisable at December 31, 2005 are set out in the two tables below:
				(in millions)
	Outstanding options		Exercisable options
	2005	2004	2005	2004
Exercisable until
March 13, 2013	9.1	10.4	1.9	–
March 26, 2014	9.9	10.1	–	–
March 29, 2015	8.4	–	–	–
March 29, 2015	3.5	–	–	–
June 16, 2015	0.0	–	–	–
June 27, 2015	0.2	–	–	–
July 1, 2015	0.0	–	–	–
September 21, 2015	0.1	–	–	–
Total number of options	31.2	20.5	1.9	–

	Outstanding options		Exercisable options
	Number (in millions)	Exercise price (in euros)	Number (in millions)	Exercise price (in euros)
Price range
€6.48 - €12.96	9.1	10.96	1.9	27.12
€12.96 - €19.44	9.9	17.68	–	–
€19.44 - €25.92	12.2	20.69	–	–
€6.48 - €19.44	31.2	16.89	1.9	27.12

The Black-Scholes option pricing model was used in determining the fair values of the AXA SA share options. The effect of expected early exercise is taken into account through the use of an expected life assumption based on historic data. The AXA SA volatility assumption is estimated using the implied volatility which is checked against an analysis of the historical volatility to ensure a reasonable assumption	for the option term is used. The expected AXA SA dividend yield assumption is based on the average market consensus. Risk-free interest rate is based on the Euro government bond benchmark curve for appropriate term. The option pricing assumptions and fair values for plans issued in 2005 and 2004 are as follows:

	2005	2004
Assumptions
Dividend yield	3.15%	3.10%
Volatility	25.00%	28.00%
Risk free interest rate	3.31%	3.20%
Expected life in years	6.0	6.0
Weighted average fair value per option at grant date in EUR	4.15	3.96

Amortizing this equity-settled plan expense against the vesting period and applying a 5% pre-vesting estimation of forfeiture rate, the total cost for the AXA SA share options recorded in earnings for the year ended December 31, 2005 is €30.4 million (€6.3 million for the 2003 grants, €12,6 million for the 2004 grants and €11.5 million for the 2005 grants). Among the 2005 grants, a €3.3 million cost is dedicated to the AXA SA options issued for AXA Financial employees.

AXA ADR SHARE OPTIONS
The US Holding Company can grant options to purchase AXA ADRs. The options are issued at the fair market value of the AXA ADRs on the date of grant. Options granted prior to 2004 and vested over a 3 year period with one third vesting on each	anniversary date. However, beginning with new grants in 2004, new stock option awards generally vest over a 4 year period with one third vesting on each of the second, third and fourth anniversaries of the grant. Options currently issued and outstanding have a 10-year contractual term from their date of grant.

A summary of the activity for the option of the Holding Company’s plans is presented below, including information about options outstanding and exercisable at December 31, 2005.

In respect of share option plans issued by the US Holding Company for AXA ADR shares, the number of share options outstanding and the number of share options exercisable at December 31, 2005 are set out below.

AXA ADR stock-option plans	Options (in millions)		Weighted price (in USD)
	2005	2004	2005	2004
Options
Outstanding beginning of year	44.0	40.9	23.03	23.04
Granted	1.8	7.2	26.77	20.66
Capital increase	–	–	–	–
Subscribed	(5.7)	(2.5)	15.68	14.82
Expired	(1.5)	(1.6)	29.22	23.74
Cancelled	–	–	–	–
Outstanding at year end	38.6	44.0	24.06	23.03

	Outstanding options		Exercisable options
	Number (in millions)	Exercise price (in USD)	Number (in millions)	Exercise price (in USD)
Price range
$6.325 – $8.97	0.0	8.13	0.0	8.13
$10.13 – $15.12	7.4	12.67	4.3	12.79
$15.91 – $22.84	12.3	19.62	8.0	19.06
$25.96 – $32.861	14.5	30.16	12.1	30.64
$35.85	4.3	35.85	4.3	35.85
$6.325 – $35.850	38.6	24.06	28.7	24.06

For grants after November 7, 2002, information is as
follows:

				(in millions)
AXA ADR plans after November 7, 2002	Outstanding options		Exercisable options
	2005	2004	2005	2004
Options
Outstanding beginning of year	14.5	8.9	16.36	12.60
Granted	1.8	7.1	26.77	20.66
Capital increase	–	–	–	–
Subscribed	(1.9)	(0.9)	12.82	12.56
Expired	(0.4)	(0.6)	18.59	15.49
Cancelled	–	–	–	–
Outstanding at year end	14.0	14.5	18.18	16.36

	Outstanding options		Exercisable options
	Number	Exercise price	Number	Exercise price
Price category
$12.51 – $15.12	5.6	12.51	3.2	12.52
$19.50 – $22.45	8.4	21.99	0.0	0.0
$12.51 – $22.45	14.0	18.18	3.2	12.52

The Black-Scholes option pricing model was used in determining the fair values of the AXA ADR Share Options. The effect of expected early exercise is taken into account through the use of an expected life assumption based on historic data. The AXA ADR volatility assumption is the AXA SA ordinary share volatility assumption adjusted with the exchange rate US$/€ volatility and correlation to ensure that	consistency is maintained between the volatility assumptions for the share prices denominated in the two different currencies. The AXA ADR expected dividend yield is similar to the AXA SA expected dividend yield. Risk-free interest rate is based on the US Treasury bonds of an appropriate term. The option pricing assumptions and fair values for 2005 and 2004 were as follows:

	2005	2004
Assumptions
Dividend yield	3.01%	3.10%
Volatility	25.00%	29.00%
Risk free interest rate	4.27%	2.90%
Expected life in years	5.0	5.0
Weighted average fair value per option at grant date in USD	5.65	4.44

Amortizing this equity-settled plan expense against the vesting period and applying a 5% pre-vesting estimation of forfeiture rate, the total cost for the AXA ADR Share Options recorded in earnings for the year ended December 31, 2005 was €12.7 million.

From 2005 on, there are no more AXA ADR grants, and US employees are granted with AXA SA stock options.

AXA GROUP SHAREPLAN
AXA offers its employees the opportunity to become shareholders through a special equity issue reserved for them. In the countries that meet the legal and tax requirements, two investments options are proposed: the traditional plan and the leverage plan. In the traditional plan, the employee invests funds in AXA shares, at a discount to the market price for unrestricted shares. These shares are normally only available after a 5 year period of restriction. In the leverage plan, an independent bank completes the employee investment so that the total investment is a multiple of the cash paid by the employee. This total sum is invested in AXA shares at a discount to market price. After a period of 5 years, the employee will get a percentage of any gains on the total investment, with a floor of the initial investment.

Most of the 2005 subscriptions for the AXA Group Shareplan occured in December. Total subscriptions amounted to €304 million for year 2005 (€34 millions for the classic plan and €270 millions on the leverage plan). As a reminder, subscriptions were €257 million for the year 2004.

The cost of this a plan is valued by taking into account the restriction over 5 years for the employee using the CNC recommendation (Conseil National de la Comptabilité). The CNC approach values the restricted share through a replication strategy where the employee would sell forward the restricted share at a five year term, borrow enough money to buy an unrestricted share, and use the eventual proceeds from the forward sale, and the accumulated dividends received during the period of restriction, to pay off the loan. In the case of the leverage plan, the opportunity gain implicitly provided by AXA by enabling its employees to benefit from an institutional derivatives’ pricing versus a retail pricing in the leverage plan, is added to this cost.

Assumptions used in order to value the Group Shareplan 2005 are as follows:

– 5 years borrowing rate: 7.16 % for classic plan and 7.62% for leverage plan. The different rates on classic and on leverage plan are due to the calculation as the weighted average of borrowing rates according to the subscription countries. In 2004, the borrowing rate was 7.37%.

– AXA volatility spread between retail and institutional market: 4.40% in 2005 against 7.00 % in 2004.

The total cost for the AXA Group Shareplan recorded in earnings for the year ended December 31, 2005 is €10.5 million (€1.7 million for the classic plan and €8.8 million for the leverage plan). The shares are considered to vest immediately, so the full cost is reflected in the current period.

It has to be mentioned that the option recommended by CNC is currently being reviewed by IFRIC. The final interpretation could lead the Group to modify its approach to the Shareplan valuation.

Other share-based compensation
To a less significant extent, AXA issued in 2004 and 2005 a Performance Units plan. During the vesting period the performance units initially granted are subject to non-market performance criteria. The value of each performance unit corresponds to an average price of the AXA share before the settlement which is cash-settled in most cases. The total cost for performance units plans recorded in earnings for the year ended December 31, 2005 was €14.8 million (5.7 for cash performance units granted in 2004, 7.3 for cash performance units granted in 2005, 0.7 for equity performance units granted in 2004 and 1.1 for those granted in 2005).

In 2005, and in France only, have been granted Performance Shares. Performance shares are similar to Performance Units, but in this case, the employee is granted with an equity settled payment, instead of a cash settle payment. In France, most of the Performance Units that were granted in 2004 have been turned into Performance Shares.

In 2005, and only in France, Performance Shares have been issued, for which the total cost was €5.9 million.

26.3.2. Share-based Compensation instruments issued by local operations Only significant plan at Group level are listed below.

AXA Asia Pacific Holding share option plan
To a less significant extent, AXA APH grants share options on APH share with both market and non-market performance conditions which are valued according to the Australian local IFRS. The total cost for this AXA APH share option plan recorded in earnings for the year ended December 31, 2005 was €2.0 million.

AXA FINANCIAL Share-based compensation instruments
The total employee share-based compensation cost recorded in earnings for the year ended December 31, 2005 included €29 million in connection with the AXA Financial Stock Appreciation Rights liability, as they are subject to variable accounting based on the change in market value of AXA ADRs and €10.4 million in connection with the AXA ADR Restricted Shares and Performance Accelerated Restricted Shares granted to senior executives and non-employee directors.

26.4. Remuneration of management and officers

In 2005:

– Short-term employee benefits: remuneration paid to members of the Management Board in respect of 2005 totaled €12.4 million, including fixed salary, bonuses, directors’ fees and benefits in kind.

– Long-term employee benefits: amounts provisioned and recognized by AXA SA and its subsidiaries for the payment of pensions or retirement benefits to its corporate officers (members of the Management Board, Chairman of the Supervisory Board and the employees’ representative on the Supervisory Board) totaled €29.4 million.

– Equity compensation benefits: the expense booked in 2005 relating to share-based remuneration granted to Management Board members was €11.1 million.

26.5. Salaried headcount

At December 31, 2005, the Group employed 78,800 salaried employees on a full-time equivalent basis (2004: 76,339).

The increase in headcount was mainly due to:

– the full consolidation of the Hong Kong, Singapore and Turkish entities, which were previously accounted for under the equity method,

– entities dependent from the UK, including AXA Business Services in India, along with hiring in sales, marketing and distribution departments in UK entities.

Note 27: Net income
per ordinary share

The Company calculates a basic net income per ordinary share and a diluted net income per ordinary share:

– The calculation of the basic net income per ordinary share assumes no dilution and is based on the weighted average number of ordinary shares outstanding for the period.

– The calculation of diluted net income per ordinary share takes into account shares that may be issued as a result of stock option plans and convertible bonds. The effect of stock option plans on the number of fully diluted shares is taken into account only if options are considered to be exercisable on the basis of the average stock price of AXA share over the period. The effect of convertible bonds (number of shares and income) is integrated in the calculation if it actually generates a dilution of the net income per share.

In 2005, the merger between FINAXA and AXA caused the number of AXA shares in issue to decrease by 1.6 million (weighted average number). Previously, AXA had bought back 2.6 million of its own shares between November and December 2005. FINAXA stock options were converted into AXA stock options on December 16, 2005.

Taking into account AXA’s average stock price, 29 million of the shares relating to stock options were not included in the calculation of the weighted average number of shares on a fully diluted basis.

As a result, along with the dilutive effect of convertible bond plans, the fully diluted number of shares at December 31, 2005 was 1,954 million.

In 2004, taking into account AXA’s average stock price, 44 million of the shares relating to stock options were not included in the calculation of the weighted average number of shares on a fully diluted basis. This difference was mainly due to the new stock option plan in March 2004, relating to 10 million shares.

In addition, to finance the MONY acquisition, ORAN bonds had been redeemed on July 22, 2004 through the issue of one ordinary AXA share (at a price of €12.75 versus the market price of €17.08) per ORAN, leading to the issue of 110,245,309 new AXA shares.

Earnings per share calculation was as follows:

	(in euro millions) (c)
	December 31, 2005	December 31, 2004
NET INCOME A	4,173	3,738
Weighted average number of ordinary shares (net of treasury shares) – opening	1,884	1,748
Increase in capital (excluding stock option exercised) (a)	–	52
Stock option exercised (a)	2	1
Treasury shares (a)	(1)	3
Impact of the merger AXA-FINAXA (a)	(2)	–
Share purchase program (a)	(3)	–
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES B	1,881	1,804
NET INCOME PER ORDINARY SHARE C = A / B	2.22	2.07
Potentially dilutive instruments:
– Stock options	8	6
– Subordinated Convertible Notes – February 8, 2000	27	27
– Subordinated Convertible Notes – February 8, 1999	37	37
– ORAN (a)	–	60
– Other	1	–
FULLY DILUTED – WEIGHTED AVERAGE NUMBER OF SHARES D	1,954	1,934
NET INCOME (b) E	4,283	3,844
FULLY DILUTED NET INCOME PER ORDINAY SHARES F = E / D	2.19	1.99
(a) Weighted average. (b) Taking into account the impact of potential dilutive instruments. (c) Except for number of shares (million of units) and earnings per share (euros).

Note 28: Related party transactions

According to IAS 24, parties are considered to be related parties if one of them can control or is deemed to have a significant influence on the other during the financial and operating decisions making process.

In 2005, the Company or one of its subsidiaries has been party to the following transactions with related parties, which may be deemed to have been either material to AXA or the related party in question or unusual in their nature or conditions.

Groupement d’intérêt économique (GIE)
From time to time AXA and some of its affiliates enter into partnerships that perform various common services for their members and allocate associated costs and expenses among its members. These partnerships are governed by the French law applicable to “Groupement d’Intérêt Economique” (GIE). The expenses invoiced to entities through the GIE may be calculated and split according to particular cost drivers. In 2005, expenses invoiced by GIEs to the Company, its subsidiaries and affiliates amounted to €371 million.

A GIE also assumes cash management for the Company, its subsidiaries and affiliates. At December 31, 2005 the cash managed by the GIEs amounted to €12 billion. Members of the GIE (related parties) are the Company and affiliated entities.

Relationships with the Mutuelles AXA
The Mutuelles AXA are three mutual insurance companies engaged in the Life & Savings insurance business and Property & Casualty insurance business in France: AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle. These insurance businesses, generated gross premiums of €1,494 million in 2005 (€1,578 million in 2004). The insurance businesses of the Mutuelles AXA and the insurance businesses of the Company’s French insurance subsidiaries use similar distribution channels and	are managed as a single business, subject to legal and management arrangements established to maintain the legal distinctions between their respective businesses.

The Mutuelles AXA do not have shares outstanding and the business of each Mutuelle AXA is supervised by a board of directors elected by delegates representing policyholders. At February 28, 2006, the Mutuelles AXA owned a direct and indirect interest of 14.3% in AXA’s capital and 23.29% of voting rights in the Company’s shareholders’ meetings.

While the Company and each of the Mutuelles AXA has its own board of directors (or similar corporate governance structure), they have in common certain members of management and certain members of the Company’s Management Board. Members of the Company’s Supervisory Board can also hold directorships and/or management positions in the Mutuelles AXA. The Mutuelles AXA, which have no employees, also use employees of the Company’s French insurance subsidiaries pursuant to management agreements between the Mutuelles AXA and those subsidiaries. There are no agreements between the Mutuelles AXA and the Company’s insurance subsidiaries that restrict in any way their ability to compete with one another.

Certain of the costs and expenses of operating the Life & Savings business and the Property & Casualty business in the Company’s French insurance subsidiaries (other than commissions) are shared by these subsidiaries and the Mutuelles AXA and allocated among them through a GIE.

The Property & Casualty insurance business generated in France by insurance brokers is underwritten through a coinsurance arrangement between AXA France IARD, a Property & Casualty insurance subsidiary of the Company, and AXA Courtage Assurance Mutuelle, one of the Mutuelles AXA engaged in the Property & Casualty business.

Technical results are shared between entities in proportion with their written premiums. Aggregate written premiums (AXA Courtage Assurance Mutuelle and AXA France IARD) recorded in the agreement amounted to €1,457 million in 2005 (of which €1,297 million attributed to AXA France IARD).

Loans/Guarantees/Capital Contributions
The Company, from time to time, makes capital contributions and/or loans to its subsidiaries and affiliates to finance their business operations. As at December 31, 2005, the aggregate amount outstanding in respect of loans made by the Company to its subsidiaries or affiliates was approximately €2.5 billion. This amount represents approximately forty separate loans originated at different times and bearing interest at varying rates that generally reflected prevailing market rates at the respective dates such loans were originated.

In order to facilitate certain intra-group financing arrangements, support credit ratings of its subsidiaries, and/or to promote efficient use of the Group’s capital resources generally, the Company, from time to time, guarantees repayment of loans extended from one of its subsidiaries to another and/or guarantees other obligations of its subsidiaries. As of December 31, 2005, the principal amount of such intra-group loans guaranteed by the Company was €1,874 million and the aggregate liabilities covered by the other guarantees extended to its subsidiaries was approximately €2,709 million. The beneficiaries of these guarantees are generally required to compensate the Company at a negotiated rate based on prevailing market rates and conditions for guarantees of a similar nature. In addition, from time to time, the Company provides comfort or similar letters to rating agencies and/or regulators for the benefit of its subsidiaries for various business purposes, including facilitating specific transactions, achieving target ratings levels and, more generally, helping develop the business of these subsidiaries. At December 31, 2005, there were no loans outstanding from the Company to any members of AXA’s Management Board or Supervisory Board. For additional information concerning commitments and guarantees given by the Company, see Note 29 “Contingent assets and liabilities and unrecognized contractual commitments”.

In addition to the foregoing transactions to which the Company is party, there are various on-going business relationships and transactions between various subsidiaries of the Company which include the following:

Investment Management.
The AXA Group has two principal asset management subsidiaries, AllianceBernstein and AXA Investment Managers (the “Asset Managers”). In addition to managing assets for unaffiliated third parties, the Asset Managers manage the “general account” investment assets of AXA’s various insurance subsidiaries. At December 31, 2005, the general account assets managed on behalf of the Company’s insurance subsidiaries by the Asset Managers totaled approximately €278 billion and generated approximately €413 million in fees for the year ended December 31, 2005. In addition, the Asset Managers manage most of the assets backing contracts with financial risk borne by policyholders (unit-linked) of the Company’s insurance subsidiaries, which totaled approximately €77 billion at December 31, 2005.

AXA Technology Services.
As one of the many initiatives designed to maximize the economies of scale of the AXA Group has established a technology services company, AXA Technology Services (“AXA Tech”), which provides technology services to various AXA Group companies. AXA Tech also negotiates and administers relationships with various IT providers on a Group-wide basis. Services provided by AXA Tech to Group companies are generally provided pursuant to contracts with fully negotiated terms and conditions (including service level standards and fees) which are based on market standards and conditions. Total fees paid by AXA Group companies to AXA Tech in 2005 were approximately €660 million. AXA also, from time to time, provides guarantees to AXA Tech in order to facilitate certain contractual arrangements that AXA Tech has entered into with various third party service providers for technology and/or telecommunications equipment and/or services, including a guaranty provided by AXA SA in connection with an agreement between AXA Tech and France Telecom, dated December 15, 2003, pursuant to which AXA SA provided a performance guaranty to France Telecom on behalf of AXA Tech which is capped at €50 million during the term of the agreement.

Reinsurance.
In order to achieve optimal pricing in the market and cost efficiencies at the Group level, various insurance subsidiaries of the Company cede reinsurance through AXA Cessions. AXA Cessions acts on behalf of the ceding AXA insurers to arrange reinsurance cover with suitable third-party reinsurers. Total premiums ceded by AXA Group insurers through AXA Cessions were approximately €717 million for the year ended December 31, 2005 and total claims reserves with respect to this ceded	reinsurance were approximately €1,724 million at December 31, 2005.

As part of its strategy of externalizing commitments relating to its employees’ post-employment benefits, AXA France has taken out contracts with AXA Assurances Vie Mutuelle. Premiums paid in respect of these contracts totaled €100 million in 2004 and €137 million in 2005.

Note 29: Contingents assets and
liabilities and unrecognized contractual
commitments

29.1. Breakdown of commitments received

		(in euro millions)
	December 31, 2005	December 31, 2004
Commitments to finance	8,280	7,821
Financial institutions	8,280	7,821
Customers	–	–
Guarantees	3,985	2,828
Financial institutions	252	234
Customers	3,733	2,594
Other	18,174	14,011
Pledged assets and Collaterized commitments	14,241	10,191
Letters of credit	1,075	627
Commitments on sales currently processed	320	262
Commitments related to construction	–	–
Other engagements	2,539	2,931
TOTAL	30,440	24,660

Off-balance sheet commitments received by AXA totaled €30,440 million at December 31, 2005, an increase of €5,780 million compared to 2004. The increase was mainly due to collateralized commitments (up €4,050 million), guarantee commitments (up €1,157 million) and financing commitments (up €459 million). These commitments break down as follows:

Financing commitments received totaled €8,280 million at December 31, 2005 and consisted mainly of:

– AXA SA credit lines (€6,218 million),

– commitments relating to the €360 million of commercial paper issued by Alliance Capital in 1998, with an extension of €85 million in 1999 and a cash facility of around €488 million,

– bank credit facilities granted to AXA Life Japan as part of its Life & Savings operations (€433 million),

– the US holding company’s share in a Group cash facility since July 9, 2004 (€424 million),

– credit facilities received by AXA RE from ceding companies as part of its reinsurance operations (€255 million).

The €459 million increase in financial commitments relative to 2004 is mainly due to the increase in credit facilities at AXA SA (€160 million) and AXA RE (€160 million), as well as to exchange rate differences at AllianceBernstein (€126 million).

Guarantee commitments totaled €3,985 million and consisted mainly of guarantees received from customers of Life & Savings entities (€1,379 million) and banking entities (€2,335 million) in the form of third-party pledges and mortgages on buildings that provide security for loans.

The €1,157 million increase in guarantee commitments is mainly due to the reclassification of other commitments as guarantee commitments relating to French banking customers.

Pledged assets and collateralized commitments totaled €14,241 million at December 31, 2005.

They consisted mainly of:

– securities received representing technical commitments made by reinsurers, mainly for French Life & Savings companies (€263 million) and AXA Corporate Solutions Assurance (€266 million),

– securities received to secure loans (€1,665 million) and short-term securities borrowings (€535 million) by Japanese entities. Commitments were also given on these products,

– mortgage security interests received from AXA Bank Belgium customers on home loans and other business loans (€11,364 million).

The €4,050 million increase resulted from new guarantees received by the Japanese entities (€2,201 million) along with increased home loan production at AXA Bank Belgium (€1,788 million).

Other commitments totaled €2,539 million at December 31, 2005. This amount breaks down as follows:

– €880 million of commitments received by AXA France Vie in respect of assets belonging to provident societies (third-party management), a rise of €17 million.

– €312 million of loans of securities to third parties by French life insurance companies, a fall of €35 million.

– At AXA RE, guarantees relating to forward currency transactions (€623 million) and notional commitments received by AXA RE on derivatives hedging ABR products (€245 million). Commitments were also given in an equivalent amount in relation to these products.

– €225 million of collateral received by AXA Bank Belgium as part of its cash management activities, an increase of €134 million.

The decline was due to the reclassification of other commitments as guarantee commitments relating to French banking customers (€ -899 million), offset by an increase in broker commitments and forward currency transactions (€+422 million) at AXA RE.

Letters of credit totaled €1,075 million at December 31, 2005, mainly relating to the life insurance and reinsurance business in the United States (€997 million). This figure	represents an increase of €475 million, of which €81 million was due to currency effects.

29.2. Breakdown of commitments given

						(in euro millions)
	December 31, 2005					December 31, 2004
	Due in 1 year or less	Due after 1 year through 3 years	Due after 3 years through 5 years	Due after 5 years	TOTAL	TOTAL
Commitments to finance	1,772	21	66	216	2,077	2,739
Financial institutions	–	20	65	–	85	81
Customers	1,772	1	1	216	1,991	2,658
Guarantees	687	533	3,775	1,510	6,506	6,198
Financial institutions	35	378	474	1,430	2,317	1,730
Customers	653	155	3,302	80	4,189	4,468
Other	9,614	1,699	161	5,636	17,110	10,920
Pledged assets and Collaterized commitments	8,550	401	6	1,471	10,428	5,440
Letters of credit	52	2	5	867	926	670
Commitments on sales currently processed	–	257	–	–	257	262
Commitments related to construction	31	70	–	–	101	152
Other engagements	982	969	150	3,297	5,399	4,396
TOTAL	12,074	2,253	4,003	7,363	25,693	19,857

The Group’s total given commitments increased to €25,693 million. This increase resulted from a rise in pledged assets and collaterized commitments (up €4,988 million) and other commitments (up €1,003 million), partly offset by a decrease in financing commitments (down €662 million).

Financing commitments given totaled €2,077 million at December 31, 2005, consisting mainly of:

– €1,991 million of commitments to customers, made up of €1,138 million of commitments related to home loans at AXA Bank Belgium (down €37 million due to lower home loan production) and €851 million of credit facilities and overdraft authorizations granted by French banks to their clients (up €259 million due to strong growth in this business). These changes were offset by a €711 million reduction concerning the commitment relating to MONY subsidiary Advest (sold in late 2005). This commitment concerned transactions executed with or on behalf of institutional clients.

– Commitments to credit institutions (€85 million at December 31, 2005), made up mainly of the guarantee relating to loans granted to French general agents (€65 million). These guarantees were almost stable with respect to 2004.

Guarantee commitments totaled €6,506 million at December 31, 2005.

– Guarantee commitments given to credit institutions totaled €2,317 million at December 31, 2005. They consisted mainly of €1,552 million of collateral and pledges given by AXA SA to credit institutions, €477 million of capital financing commitments given by AXA Financial to Limited Lartnership, a €82.5 million financial guarantee given by the German holding companies to a real-estate company and €106 million of collateral given by AllianceBernstein to a commercial bank in 2002 to guarantee some of Sanford C. Bernstein's commitments.

– Guarantee commitments given to customers totaled €4,189 million at December 31, 2005. They consisted mainly of (i) €3,490 million of performance guarantees granted by AXA Banque to funds managed by AXA IM, the fair value of this commitment being zero at December 31, 2005, and (ii) €541 million of guarantees provided by AXA Australia as part of its marketing of mutual funds, guaranteeing that customers will recoup their initial investment.

Pledged assets and collateralized commitments given totaled €10,428 million at December 31, 2005. These consisted mainly of the following items:

– €420 million of securities pledged as part of derivatives transactions, €4,030 million of securities given as guarantees for cash deposits received in securities lending transactions, and €573 million securities given as guarantees for short-term securities borrowing by Japanese entities. Commitments were also received on these products.

– €109 million of securities pledged by AXA Germany to West LB to hedge a dollar-denominated reinsurance liability.

– €123 million of pledges to ceding companies relating to AXA RE's reinsurance business.

– €3,224 million of securities pledged by AXA Bank Belgium to financial institutions in respect of repo operations (cash management), along with €1,429 million of security interests given to the National Bank of Belgium as security for clearing-house activities.

– €383 million relating to a transfer by AXA Financial of a real estate asset as collateral for a short-term debt.

Overall, pledged assets and collaterized commitments given increased by €4,988 million due to the €4,218 million guarantee on securities lending transactions by Japanese entities, and the €582 million increase in commitments given by AXA Bank Belgium.

Letters of credit given totaled €926 million at December 31, 2005. They related mainly to international insurance operations, particularly those of AXA RE Paris (€788 million) and AXA RE Finance (€38 million). The increase in letters of credit is related to the increase in AXA RE's gross technical reserves, due in particular to US hurricanes in 2005.

Other commitments given totaled €5,399 million at December 31, 2005, and consisted mainly of:

– €863 million of commitments given at AXA RE, consisting of €620 million relating to forward foreign-exchange transactions and €243 million covering ABR contracts. Commitments were received on these products in equivalent amounts.

– €238 million of commitments given by the French Life & Savings business, including €85 million of commitments relating to the custody of Mercialys’ securities and €62 million of commitments relating to capital and loans.

– €247 million of commitments given by the French Property & Casualty business, including €212 million of pledges.

– €325 million of commitments by AXA Germany relating to future acquisitions by private equity funds.

AXA has issued the following subordinated convertible debt instruments: (i) €1,524 million at 2.5% issued in February 1999 and due in 2014, and (ii) €1,099 million at 3.75% issued in February 2000 and due in 2017. At maturity, if such debt instruments are not converted into ordinary shares of AXA, they will be redeemed by AXA at a price in excess of the original issue price. This difference totaled €1,176 million at December 31, 2005 and is amortized in line with the effective interest rate on each convertible bond.

The plan governing the financial reorganization of AXA Sun Life in 2001 (the “Plan”) details arrangements under which assets from the inherited estate, attributed to AXA through the reorganization, may be transferred on a temporary or permanent basis to the “With-Profits” funds as required to support the capital requirements of these funds, as determined under the Plan. In the case of a temporary transfer, assets and related investment income remain attributable to AXA since they will be returned when they are no longer required to support the capital requirements of the “With-Profits” funds, under the stringent tests set out in the Plan. If all or part of the assets transferred are unlikely to be returned in the foreseeable future (taking into consideration the duration of in-force “With-Profits” policies), then the relevant part of the transfer would be designated permanent. Only a permanent transfer to the “With-Profits” funds would result in a charge against the profit & loss account. The maximum amount that could be transferred under the Plan is capped at the market value of surplus assets in the non-profit funds, which was £1.7 billion (€2.4 billion) at December 31, 2005, before taking into account the transfer described below.

At December 31, 2005, this transfer amounted to £539 million (€786 million), corresponding to the total amount transferred as of January 1, 2005 plus the corresponding financial revenues. According to the rules of the plan, an annual test must be carried out at least once every 12 months, possibly resulting in an additional transfer. The test carried out at January 1, 2006 led to the conclusion that no additional transfer was necessary. Current projections, consistent with management’s strategic plans, indicate that these cumulative transfers can reasonably be expected to be returned by the “With-Profits” funds over time and are therefore not permanent.

On December 15, 2005, the AXA Group and the BNP Paribas Group signed a memorandum of understanding replacing the memorandum of understanding signed on September 12, 2001 and modified by an amendment on October 26, 2004.

The clauses of the memorandum were disclosed to the Autorité des Marchés Financiers on December 16, 2005, and stipulate preferential terms for the sale or purchase of AXA and BNP Paribas shares. In substance, they provide for the maintaining of stable cross-shareholdings between the two groups:

– the AXA Group commits to retain at least 43,412,598 BNP Paribas shares,

– the BNP Paribas Group commits to retain at least 61,587,465 AXA shares.

In addition, both groups have granted reciprocal call options in the event of a change in control of either group.

The memorandum of understanding has a term of five years from the date on which it came into force (December 16, 2005), and is then renewable by tacit agreement for an initial two-year period, then for subsequent one-year periods, unless cancelled by either party by giving a three months' notice before any term.

In addition to other employment-related obligations, various AXA subsidiaries are required to indemnify their employees against certain liabilities and costs that they may incur from time to time in performing activities within the scope of their employment duties. These activities may include, for example, service as a director, officer, agent, general partner, or in a similar capacity for (i) an AXA Group company other than the employee’s principal employer or (ii) a company outside the AXA Group where service is at the request of (or for the benefit of) the Group (e.g. joint ventures, partnerships, or special-purpose investment companies or funds). The potential amount of compensation relating to commitments covered by these obligations cannot be evaluated with any certainty.

29.3. Other items: Restriction on dividend payments to shareholders

Some AXA subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their shareholders.

In most cases, the amounts available for dividends from AXA’s insurance subsidiaries are limited to the accumulated earnings calculated using the subsidiaries’ historical statutory basis of accounting. These amounts can be further limited based on the discretion of the insurance regulators in each country in which AXA operates. In some cases, amounts available for dividends are also subject to regulatory capital adequacy tests or the approval of an independent actuary or subject to individual terms contained in company by-laws.	In accordance with European Union directives, insurance companies organized in European Union member countries are required to maintain minimum solvency margins which must be supported by capital, retained earnings and reserves and, in France or in certain other countries (as approved by local regulators), unrealized capital gains on marketable securities and real estate as reported in regulatory filings. AXA’s insurance operations in countries outside of the European Union are also subject to capital adequacy and solvency margin regulations. At December 31, 2005, management believes AXA’s subsidiaries are in compliance with all applicable solvency and capital adequacy margin requirements.

Note 30: Events subsequent
to December 2005

AXA Canada announced on November 29, 2005 that it had entered into an agreement to buy Winterthur Canada Financial Corporation, whose main asset is The Citadel General Assurance Company (“Citadel”). The acquisition is financed internally by the AXA Group. The transaction was closed in March 2006.

On January 9, 2006, AXA published the offer document regarding the voluntary public offer to the minority holders of shares in AXA Konzern AG to acquire their ordinary non-par value bearer shares (“Ordinary Shares”) as well as the preferred non-voting non-par value bearer shares (“Preferred Shares”) in AXA Konzern AG, against payment of cash consideration of €129.30 per Ordinary Share and per Preferred Share.

On February 13, 2006, AXA informed the Management Board of AXA Konzern AG that AXA reached, directly and indirectly, more than 95% ownership of the shares (owned and tendered) in AXA Konzern AG.	Reaching the threshold of more than 95% in AXA Konzern AG will allow AXA to launch a squeeze-out on AXA Konzern AG. Following completion of the offer, AXA’s current intention is to launch a squeeze-out on the remaining minority shareholders in AXA Konzern AG, assuming that all conditions to achieving such a squeeze-out have been fulfilled.

In January 2006, AXA pursued its share purchase program to control dilution arising from 2005 share-based compensations and employees’ Shareplan program and purchased 9.4 million of shares for a total amount of €0.25 billion.

In 2006, in order to further protect the group net asset denominated in US dollars, AXA implemented a US dollars 1.5 billion foreign exchange hedge.

On February 21, 2006, AXA Asia Pacific Holdings reached an agreement with National Australia Bank to purchase 100% of MLC Hong Kong and MLC Indonesia for €357 million.

PricewaterhouseCoopers Audit 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex	Mazars & Guérard Le Vinci – 4, allée de l’Arche 92075 Paris-La Défense Cedex

Report of Independent Auditors on the consolidated financial statements
(for the year ended December 31, 2005)

To the Shareholders of
AXA S.A.
25, avenue Matignon
75008 Paris

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English-speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, which is presented below in the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole, and not to provide separate assurance on individual account captions or information taken outside of the consolidated financial statements.

This report, together with the statutory auditors’ report addressing financial and accounting information in the President’s report on internal control, should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In compliance with the assignment entrusted to us by the shareholders, we have audited the accompanying consolidated financial statements of AXA S.A. for the year ended December 31, 2005.

The consolidated financial statements are the responsibility of the Management Board. Our role is to express an opinion on these financial statements based on our audit. These statements have been prepared for the first time using the IFRSs as adopted by the European Union. For the sake of comparison, 2004 financial information has been restated using the same rules.

1. Opinion on the consolidated financial statements
We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance that the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements for fiscal year 2005 give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of persons and entities in accordance with the IFRSs adopted by the European Union and applicable to its member states.

2. Justification of our assessments
In accordance with the requirements of Article L.823-9 of the French Commercial Code relating to the justification of our assessments, we would like to bring the following matters to your attention:

– Certain consolidated balance sheet items that are specific to insurance and reinsurance business are estimated on the basis of statistical and actuarial data, such as actuarial reserves, deferred acquisition costs and their amortization, and the value of business in force. The methods and assumptions used to calculate the carrying values of these items are described in notes 1.6.2, 1.6.4 et 1.11 of the notes to the consolidated financial statements. We have assessed the reasonableness of the assumptions used to calculate these values, particularly with respect to the Group’s experience and its regulatory and economic environments. We also assessed the overall consistency of these assumptions.

– The carrying values of purchase goodwill are tested at each closing for recoverability using the methods described in note 1.6.1 to the consolidated financial statements. We have assessed whether the valuation approaches used rely on assumptions that are consistent with the forecasts that emerge from the strategic plans established by the AXA Group.

– Deferred tax assets are tested at each closing for recoverability. We have assessed the consistency of the assumptions used with the tax projections that emerge from the strategic plans drawn up by the AXA Group.

– Financial assets are recognized and measured using the methods described in note 1.7.2 to the financial statements. We have assessed whether the measurement methods and classifications used are consistent with the principles adopted by the AXA Group.

– Derivatives and hedging activities are recognized in accordance with the methods and procedures described in note 1.9 to the financial statements. We have assessed whether the hedging activities recognized in this manner have been duly documented, and whether this documentation includes an explanation of the hedging relationship, its efficiency and the Group’s objective in terms of risk management and hedging strategy.

The assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of our opinion expressed in the first part of this report.

3. Specific verification
We have also verified, in accordance with professional standards, accounting practices applicable in France, the information given in the Management Board’s annual report on Group operations. We have no matter to report with regard to its fair presentation and conformity with the consolidated financial statements.

Neuilly-sur-Seine and Paris, March 24, 2006

The Independent Auditors

PricewaterhouseCoopers Audit Yves Nicolas – Eric Dupont	Mazars & Guérard Patrick de Cambourg – Jean-Claude Pauly

Other Supplementary Financial Information

Parent Company / p. 400 *Embedded value / p. 413* *Salaried employees / p. 418*
Significant event known subsequently at the year end closing / p. 419

399

Management Board’s Report
on the Parent Company
Financial Statements for the year
ended December 31, 2005

Net Income

Net income for the year ended December 31, 2005 was €1,137 million, compared with €519 million for the year ended December 31, 2004.

Dividends received from subsidiaries amounted to €1,420 million, an increase of €450 million from the previous year.

Dividends received from European companies rose by €592 million to €1,309 million, including €901 million from AXA France Assurance, €146 million from Belgium and €142 million from Southern European companies. This increase reflects these subsidiaries’ greater payout capacity resulting from improved earnings and local solvency. The main increase was from AXA France Assurance, which raised dividends by €321 million, including an interim dividend of €236 million. Belgium increased dividends by €118 million, Southern Europe by €80 million and AXA RE by €53 million.

Dividends from insurance companies outside Europe fell by €47 million to €74 million. The decrease was due to the non-recurrence of an exceptional dividend paid by the Moroccan unit in 2004. AXA Financial has not paid a dividend for two years, using its cash flow mainly to redeem debts, relating in particular to the financing of MONY acquisition in 2004.

Dividends from financial subsidiaries totaled €38 million, and came mainly from AXA Investment Managers, €31 million. This represents a fall of €94 million, which is explained principally by the lack of dividends paid by Compagnie Financière de Paris, whose 2003 earnings were boosted by releases of risk provisions.

Net financial expenses, including interest expense net of income from loans and investments, totaled €182 million, up from €179 million in 2004.

Financial income fell by €10 million to €369 million which was impacted by the following:

– Interest on cash declined by €13 million, due mainly to the non-recurrence of financial income related to short term investment of proceeds received from ORAN (bonds redeemable in shares or cash) during the first half of 2004.

– Revenues from swaps fell by €16 million mainly attributable to following factors:

•  New foreign exchange hedges were implemented, mainly in US dollar, via cross currency swaps aiming at protecting the Group’s consolidated shareholder’s equity against currency fluctuations. These new hedges caused net swap income to fall by around €45 million.

•  This reduction was partly offset by a €31 million increase in non-recurring income from swaps. This figure was due principally to the unwinding of interest-rate swaps relating to €500 million of perpetual subordinated debt securities following the Company’s decision to exercise its early redemption option in 2005.

– Partially offsetting by an increase in loan income, €16 million, of which €25 million increase due to financial income on loans granted in 2004 to finance the MONY acquisition.

Financial expenses fell by €7 million to €551 million. This was mainly the result of:

– The non-recurrence of the 2004 final interest payment on the ORAN bonds (€0.38 per bond), which totaled €30 million.

– The €30 million decline in interest expenses arising from repayments of debts in 2005, including €20 million in relation with the €500 million of perpetual subordinated debt securities that were redeemed in 2005.

– Offset by a €48 million rise in financial expenses arising from perpetual debt issues with total per value of €875 million in late 2004 and early 2005, along with a €6 million increase in interest on commercial paper on the back of end-of-year financing requirements caused by purchase of exchangeable bonds issued by FINAXA in 1998.

Operating expenses rose by €33 million to €197 million, mainly due to initiatives business and increasing costs in connection with the preparation of the Sarbanes-Oxley 404 attestation of effectiveness of internal controls due for year-end 2006.

The net loss on capital operations was €530 million, up from €139 million in 2004. This sharp increase in losses was mainly due to:

– a €226 million allowance to exchange-rate risk provisions, up from €97 million in 2004. The company maintained its hedging policy on net investments denominated in foreign currencies in order to protect the Group’s consolidated shareholders’ equity against currency fluctuations. In particular, the company implemented additional hedges of $2.75 billion. In the Group’s consolidated financial statements, hedge accounting is applied, such that exchange rate movements have no impact on Group results. On the other hand, at parent company level, investments in subsidiaries are booked at historical cost in euros. Therefore unrealized foreign exchange losses on debts and currency swaps must be provisioned in full.

– AXA bought 12,399,075 bonds exchangeable into AXA shares issued by FINAXA in 1998. The aim of this offer was to neutralize potential dilution arising from AXA’s issue of new bonds convertible into AXA shares in substitution for the aforementioned bonds received by AXA, at the time of the merger with FINAXA. The cancellation of the bonds generated a

€236 million capital loss, which is accounted for under exceptional items.

Allowances to provisions for contingent liabilities totaled €109 million, up from €89 million in 2004. This figure mainly consisted of provisions on redemption premiums payable on bonds convertible into AXA shares, which totaled €87 million, a similar amount to that set aside in 2004.

The total income tax benefit was €623 million versus €30 million in 2004. This figure mainly represents tax due from companies included in the tax consolidation group, which totaled €522 million whereas no tax is due by the tax consolidation group, because of tax losses in 2005. These losses were mainly caused by the sharp reduction in unrealized foreign exchange gains within the Company, which are taxed in advance. This reduction arose from the 2005 dollar’s strengthening against the euro, compared to its decline in 2004.

Balance Sheet

At December 31, 2005, total assets were €41,521 million compared to €42,304 million at December 31, 2004.

Assets
Intangible fixed assets totaled €324 million. This amount included the AXA brand contributed by FINAXA as result of the merger. The brand is valued at €307 million based on brand royalties billed to Group subsidiaries and to the Mutuelles AXA.

Investments in subsidiaries net of valuation allowances, totaled €37,428 million compared to €37,475 million at end-2004, a decline of €47 million, mainly attributable to:

– The cancellation of shares in Société de Gestion Civile Immobilière (SGCI) €87 million, following the total transfer of property from SGCI to the Company,

– This decrease was partially offset by a restructuring in Asia; AXA SA bought €29 million of AXA Insurance

Singapore shares, previously held by AXA Investment Holding Singapore, which is being liquidated.

Receivables from subsidiaries fell by €551 million, from €3,034 million in 2004 to €2,483 million in 2005. In 2004, AXA SA granted loans of €675 million to subsidiaries to finance the MONY acquisition. In 2005, these loans were either redeemed or refinanced within the group.

Other financial assets totaled €106 million at December 31, 2005, compared to €16 million at December 31, 2004. The Company set up a liquidity agreement on its stock in 2005. At the end of the year, AXA owned 0.6 million of its own shares, bought for €18 million. Uninvested available amounts under this liquidity agreement totaled €79 million at year-end, and are invested in a money-market mutual fund.

Tax receivables amount of €274 million represents corporate income tax payments on account made in 2005. Miscellaneous receivables totaled €427 million at December 31, 2005. They consisted mainly of €180 million of financial receivables and €224 million relating to current tax accounts of companies belonging to AXA’s tax consolidation group.

Cash and cash equivalents fell by €685 million to €320 million. Most of the decline arose from AXA’s November 2005 purchase of FINAXA bonds exchangeable into AXA shares, along with the share purchase program to control dilution arising from share-based compensations and employees Shareplan program.

Liabilities
Shareholders’ equity, before 2005 net income and after payment of dividends in respect of the prior year was €26,924 million. This represents a fall of €930 million, which was due to:

– the merger with FINAXA, which had a €-781 million impact, caused principally by:

    • the €-1,223 million impact from exchangeable bonds issued by FINAXA, which were used to buy AXA shares, partly offset by,

    • the €307 million value of the AXA brand, as stated in the merger agreement,

    • the cancellation of the €205 million dividend paid by AXA to FINAXA,

– the cancellation of €512 million of AXA shares acquired as part of the share purchase program to control dilution resulting from sharebased compensations and employees Shareplan program.

– These reductions were partly offset by €362 million of additions to shareholders’ equity, including €303 million from new equity issues reserved for the Shareplan program, €53 million from the exercise of subscription options and €6 million from the conversion of bonds.

Other shareholders’ equity includes deeply subordinated notes and amounted to €892 million as opposed to €628 million in 2004. The €264 million increase was mainly due to the €250 million issue of deeply subordinated notes in January 2005 as part of the €8 billion EMTN (Euro-Medium Term Notes) program.

Provisions for contingent liabilities were €1,139 million. The amount consisted principally of provisions for the redemption of premiums on convertible bonds, €332 million, for exchange-rate risks €368 million, and for the possible repayment of tax savings in connection with tax consolidation €394 million.

Subordinated debt was €8,214 million, down €289 million relative to the €8,503 million figure at the end of 2004. In 2005, the Company exercised an early redemption clause on the €500 million of subordinated perpetual debt securities issued in March 2000, and on other subordinated debt lines for €90 million. Exchange rate effects, mainly dollar-related, increased debt by €301 million.

Financial debt rose by €366 million to €2,468 million. Mainly, this resulted from the Company’s increased borrowing from Group entities, €600 million, as part of efforts to optimize the financial position, along with a €150 million issue of commercial paper at the end of the year. Offsetting this, €332 million of EMTNs (Euro-Medium Term Notes) and other BMTNs (“Bons à Moyen Terme négociables”) were redeemed.

Other payables totaled €286 million, and included €81 million of accrued expenses, €54 million of remaining capital to be called up on AXA Italia SPA, €41 million in payables to minority investors in AXA Financial and €50 million in financial expenses payable on swaps.

Unrealized foreign exchange gains were €461 million in 2005, compared to €746 million at December 31, 2004. This item reflects positive impacts derived from the revaluation of denominated foreign currency assets and liabilities at the balance sheet exchange rate. The sharp fall in 2005 was due to the dollar strengthening against the euro.

Appropriation of earnings
The amount available for the appropriation of earnings stands at €3,165,643,248:
– net income for the year                         €1,136,542,567
– retained earnings                                  €2,029,100,681

The Management Board proposes that this amount be appropriated as follows:
– dividend                                                   €1,647,012,404
– allocation to retained earnings           €1,518,630,844

In accordance with the foregoing, the Management Board recommends the payment of a dividend of €0.88 for each of the 1,871,605,004 ordinary shares with dividend rights at January 1, 2005, payable as of May 12, 2006. This dividend will give rise as of January 1, 2006 to a 40% tax credit for individuals whose fiscal residence is in France equal to €0.35 per share

If, when the dividend is paid, the Company owns some of its own shares, the corresponding dividend will be allocated to retained earnings.

Equity Interest
In 2005, there was no significant change in the Company’s main equity interests in subsidiaries that has not been disclosed above in the comments on the financial statements.

Events subsequent to December 31, 2005
In January 2006, AXA pursued its share purchase program to control dilution arising from 2005 share-based compensations and employees Shareplan program and purchased 9,4 million of shares for a total amount of €0,25 billion.

On February, 13th 2006, AXA informed the Management Board of AXA Konzern AG that AXA reached directly and indirectly, more than 95% ownership of the shares (owned and tendered) in AXA Konzern AG. Reaching the threshold of more than 95% in AXA Konzern AG will allow AXA to launch a squeeze-out on AXA Konzern AG. Following completion of the offer, AXA’s current intention is to launch a squeeze-out on the remaining minority shareholders in AXA Konzern AG, assuming that all conditions to achieving such a squeeze-out have been fulfilled.

In order to further protect the group net asset denominated in US$, AXA SA implemented $1,5 billion of foreign exchange hedges.

Outlook
The company will continue its activity as a holding company in 2006.

Balance Sheet

Assets

					(in euro millions)
	December 31, 2005			Net carrying value as at December 31, 2004	Net carrying value as at December 31, 2003
	Gross carrying value	Amortizations and provisions	Net carrying value
FIXED ASSETS
INTANGIBLE ASSETS	324	–	324
TANGIBLE ASSETS
Land	2	–	2	1	1
Buildings and other fixed assets	9	2	7	2	3
FINANCIAL ASSETS
Investments in subsidiaries	37,904	476	37,428	37,476	35,932
Receivables from subsidiaries	2,493	10	2,483	3,034	3,156
Other financial assets	111	5	106	16	19
Loans	33	20	13	32	108
	40,877	514	40,363	40,560	39,218
CURRENT ASSETS
OPERATING RECEIVABLES
Tax receivables	274	–	274	60	1
Receivables and subsidiaries’ current accounts	429	2	427	409	369
Securities	–	–	0	3	12
Cash instruments	6	–	6	36	–
Cash and cash equivalents	320	–	320	1,005	1,839
Prepaid expenses	6	–	6	7	1
	1,035	2	1,033	1,520	2,222
PREPAYMENTS AND ACCRUED INCOME
Deferred charges	205	169	36	55	97
Bond redemption premiums	4	–	4	4	4
Unrealized foreign exchange losses	85	–	85	165	115
TOTAL ASSETS	42,207	686	41,521	42,304	41,656

Liabilities

			(in euro millions)
	As at december 31, 2005	As at december 31, 2004	As at december 31, 2003
SHAREHOLDERS’ EQUITY
CAPITAL
Ordinary shares	4,286	4,370	4,072
CAPITAL IN EXCESS OF NOMINAL VALUE
Issue premiums	13,235	14,461	13,097
Merger and contribution premiums	1,058	887	887
RESERVES:
Legal reserve	433	407	404
Specific reserves for long term capital gains	2,016	2,216	2,185
Other reserves	3,866	3,671	3,671
Retained earnings	2,029	2,487	2,340
Net income for the financial year	1,137	519	863
	28,060	29,018	27,518
OTHER SHAREHOLDERS’ EQUITY
Perpetual subordinated notes	892	628	2,719
	892	628	2,719
PROVISIONS FOR CONTINGENT LIABILITIES	1,139	987	865
LIABILITIES
SUBORDINATED DEBT	8,214	8,503	5,504
FINANCIAL DEBTS	2,468	2,101	4,171
OPERATING PAYABLES
Tax payables	1	–	–
Social payables	1	1	1
OTHER PAYABLES
Debts on fixed assets	54	54	54
Other	229	247	172
Cash instruments	–	15	–
Deferred income	2	3	3
	10,969	10,925	9,906
PREPAYMENTS AND ACCRUED EXPENSE
Unrealized foreign exchange gains	461	746	648
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	41,521	42,304	41,656

Income Statement

			(in euro millions)
		2005	2 004	2 003
I. RESULT ON ORDINARY ACTIVITIES
FINANCIAL & OPERATING REVENUES
Dividends received from subsidiaries		1,420	970	1,109
Revenues on short-term investments		368	379	365
Releases and expense transfers		1	–	–
Other revenues		7	7	8
	I	1,796	1,356	1,482
OPERATING EXPENSES
External expenses and other expenses		(178)	(131)	(107)
Tax expenses		(1)	(1)	(1)
Payroll and compensation		(6)	(6)	(5)
Interest expense		(551)	(558)	(522)
Allowances : for depreciation of buildings and deferred charges		(19)	(33)	(26)
Other expenses		–	–	–
	II	(755)	(729)	(661)
Operating profit	(III = I + II)	1,041	627	821
Contribution on common operations	IV	–	1	–
FINANCIAL OPERATIONS ON SECURITIES
Net income on sales of short-term securities		2	–	(1)
Investment result on securities	V	2	–	(1)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	(VI = III + IV + V)	1,043	628	820
II. RESULT ON CAPITAL OPERATIONS
Proceeds from the sale of fixed assets		16	12,025	164
Releases of provisions for contingent liabilities		21	15	68
Releases of equity shares provisions		36	42	107
Foreign exchange result		(220)	(50)	99
Net book value on the sale of fixed assets		(29)	(12,038)	(171)
Allowances to provisions for contingent liabilities		(108)	(89)	(88)
Allowances to equity shares provisions		(15)	(49)	(100)
Exceptional result		(230)	5	(3)
	VII	(529)	(139)	75
INCOME TAX BENEFIT / EXPENSE	VIII	623	30	(32)
III. NET INCOME FOR THE FINANCIAL YEAR	VI + VII + VIII	1,137	519	863

Statement of Cash – Flows

		(in euro millions)
	From 01/01/2005 to 12/31/2005	From 01/01/2004 to 12/31/2004	From 01/01/2003 to 12/31/2003
CASH INFLOWS
Profit on ordinary activities before tax	1,043	627	820
Loss due to cancellation of bonds	236	–	–
Result on capital operations before tax	(530)	(138)	75
Income tax expense/benefit	623	30	(32)
Changes in reserves and amortization	146	161	101
Cash flow for the year	1,518	680	964
Increases in shareholders’ equity	356	266	196
New borrowings	1,075	1,051	2,856
Sale or decrease in fixed assets – Tangible fixed assets – Financial assets	3 2,373	– 1,487	1 2,139
TOTAL CASH INFLOWS	5,325	3,484	6,156
CASH OUTFLOWS
Dividends paid out during the year	1,164	676	680
Repayments of financial debts & loans	1,033	666	473
Purchase of fixed assets – Tangible fixed assets – Financial assets	3 1,768	– 2,912	– 3,167
Reduction of capital	1,794
TOTAL CASH OUTFLOWS	5,762	4,254	4,320
CHANGE IN WORKING CAPITAL	(436)	(770)	1,836
Short-term equivalents
Change in:
– operating receivables	216	108	81
– operating payables	72	(70)	101
– cash and cash equivalents	(724)	(808)	1,654
TOTAL	(436)	(770)	1,836

Subsidiaries and participating interests

	Share capital	Other shareholders’ equity	Percentage of capital held	Gross Book Value of securities held
	1	2	3	4
A. Detailed information concerning subsidiaries and investments accounting for in excess of 1% of AXA’s shareholders’ equity
1) Subsidiaries (at least 50%-owned)
CIE FINANCIERE DE PARIS 137, rue Victor Hugo - 92687 LEVALLOIS-PERRET	9	278	100.00%	184
AXA UK Limited holdings 140, Frenchurch Street EC3M 6BL LONDON	107	(77)	100.00%	109
AXA ASSISTANCE 12 bis, boulevard des Frères Voisins - 92130 ISSY-LES-MOULINEAUX	42	24	100.00%	48
AXA CANADA 2020 rue University - MONTREAL - QUEBEC H 3A 2A5	146	255	100.00%	184
AXA CESSIONS 109, rue La Boétie - 75008 PARIS	40	10	100.00%	47
AXA EQUITY AND LAW PLC 107 cheapside EC2V 6DU LONDON	1	1,544	99.96%	1,133
AXA OYAK HOLDING AS Meclisi Mebusan caddasi n 81 Oyak hann - Salipazari 80040 - ISTANBUL	106	2	50.00%	61
AXA PARTICIPATION 2 23, avenue Matignon - 75008 PARIS	3	502	100.00%	455
AXA France ASSURANCE 26, rue Drouot - 75009 PARIS	378	4,042	100.00%	3,415
AXA JAPAN HOLDING COMPANY LIMITED 1-17-3 Shirokane, Minato-ku, 108 - 8020 TOKYO	1,516	1,328	97.59%	3,629
VINCI B.V. Graadt van Roggenweg 500 - Postbus 30800 3503 AP UTRECHT - PAYS-BAS	472	2,194	100.00%	2,910
AXA GENERAL INSURANCE HONG KONG 30th F, Hong Kong Telecom Tower, Taikoo Place, 979 King’s Road QUARRY BAY - HONG KONG	18	29	100.00%	65
LOR PATRIMOINE 23, avenue Matignon - 75008 PARIS	53	–	99.99%	53
AXA RE PARIS (b) 39, rue du Colisée - 75008 PARIS	444	699	100.00%	984
(a) For Insurance companies: gross written premiums
For real estate companies: rental revenues
For holding companies: dividends
For financial services companies: gross banking revenues
(b) Consolidated data.

						(in euro millions)
Net Book Value of securities held	Loans and cash advances given by the company still outstanding	Guarantees and commitments given by the company	Last closing revenues available (a)	Last closing result available	Dividends received	Closing date and other observations
5	6	7	8	9	10	11

134	21	–	4	15	–	Dec. 31, 2005
27	–	–	2	9	–	Dec. 31, 2005
48	9	–	621	42	4	Dec. 31, 2005
184	–	–	868	90	–	Dec. 31, 2005
47	–	–	777	6	16	Dec. 31, 2005
1,133	–	–	–	–	8	Dec. 31, 2005
61	–	–	–	–	–	Dec. 31, 2005
455	–	–	15	27	3	Dec. 31, 2005
3,415	–	–	1,105	1,060	901	Dec. 31, 2005
3,629	–	535	–	(9)	–	Sept. 30, 2005
2,910	725	–	20	17	17	Dec. 31, 2005
65	–	–	70	10	8	Dec. 31, 2005
53	–	–	1	–	–	Dec. 31, 2005
984	150	–	1,464	44	53	Dec. 31, 2005

	Share capital	Other shareholders’ equity	Percentage of capital held	Gross Book Value of securities held
	1	2	3	4
AXA INSURANCE INVESTMENT HOLDING 77, Robinson road - # 11 - 00 SIA Building - 068896 SINGAPORE	47	(12)	100.00%	78
MOFIPAR 23, avenue Matignon 75008 PARIS	12	46	100.00%	75
AXA UK PLC 107 Cheapside LONDON EC2V 6DU	1,512	3,396	78.31%	4,555
AXA AURORA Plaza de Federico Moyua n°4, 48009 BILBAO	260	94	100.00%	565
OUDINOT PARTICIPATIONS 21, avenue Matignon - 75008 PARIS	9,151	3,657	100.00%	12,298
AXA ITALIA SPA 15, Via Léopardi - 20123 MILANO	624	45	98.24%	715
AXA LIFE HONG KONG 151 Gloucester Road - Wan Chai - HONG KONG	7	1	100.00%	90
AXA ONA 120, avenue Hassan II - CASABLANCA 21000	424	(17)	51.00%	229
AXA PORTUGAL COMPANHIA DE SEGUROS Praca Marquês de Pombal, 14 - 1058-801 Lisbonne	37	42	83.01%	72
SAINT-GEORGES RE 9, avenue de Messine - 75008 Paris	10	7	100.00%	81
AXA HOLDINGS BELGIUM 25 boulevard du Souverain - 1170 BRUXELLES	453	2,913	84.30%	3,885
AXA TECHNOLOGY SERVICES 14, rue de Londres - 75009 PARIS	35	(10)	99.78%	73
2) Participating interests (10 to 50%-owned)
AXA INVESTMENT MANAGERS Cœur Défense - Tour B - La Défense 4 - 100 Esplanade du Général de Gaulle - 92932 PARIS LA DÉFENSE	48	563	51.55%	192
AXA KONZERN AG Gereonsdriesch 9-11 postfach 50670 Köln	80	1,054	27.40%	714
AXA ASIA PACIFIC HOLDING LIMITED (b) 447 Collins Street MELBOURNE Victoria 3000	624	874	42.59%	541
Sub-total A	–	–	–	37,440
B. General information about other units and participating interests
1) Subsidiaries not shown in section A a) French subsidiaries (total) b) Foreign subsidiaries (total)				100 208
2) Participating interests not shown in section A a) in French companies (total) b) in foreign companies (total)				39 59
TOTAL (A+B)				37,846
(a) For Insurance companies: gross written premiums
For real estate companies: rental revenues
For holding companies: dividends
For financial services companies: gross banking revenues
(b) Consolidated data.

						(in euro millions)
Net Book Value of securities held	Loans and cash advances given by the company still outstanding	Guarantees and commitments given by the company	Last closing revenues available (a)	Last closing result available	Dividends received	Closing date and other observations
5	6	7	8	9	10	11
53	–	–	5	5	3	Dec. 31, 2005
61	–	–	7	4	3	Dec. 31, 2005
4,555	88	873	6,320	364	–	Dec. 31, 2005
565	–	9	84	79	71	Dec. 31, 2005
12,298	–	–	–	–	–	Dec. 31, 2005
715	–	–	58	57	55	Dec. 31, 2005
6	–	–	–	–	–	Dec. 31, 2005
229	–	–	29	31	–	Dec. 31, 2005
72	–	–	371	16	16	Dec. 31, 2005
25	–	–	–	18	11	Dec. 31, 2005
3,885	–	–	269	256	146	Dec. 31, 2005
25	–	274	–	5	–	Dec. 31, 2005

192	–	68	46	79	31	Dec. 31, 2005
714	350	–	263	252	5	Dec. 31, 2005
541	705	–	142	294	58	Dec. 31, 2005
37,081	2,048	1,759	12,541	2,771	1,409

60 148	– 21	17 16			4
38 42	– 1	– –			1 1
37,369	2,070	1,792			1,415

Financial Results
over the past five years

					(in euro millions)
	01/01/2001 12/31/2001	01/01/2002 12/31/2002	01/01/2003 12/31/2003	01/01/2004 12/31/2004	01/01/2005 12/31/2005
1 - CLOSING BALANCE SHEET SUMMARY
a) Ordinary shares (nominal value)	3,971	4,035	4,072	4,370	4,286
b) Ordinary shares (numbers in million)	1,734	1,762	1,778	1,908	1,872
c) Bonds mandatorily convertible into ordinary shares (numbers in million)	16	16	126	16	16
2 - INCOME STATEMENT SUMMARY
a) Gross revenues before sales tax	2,232	1,981	1,474	1,349	1,788
b) Pre-tax income from continuing operations, before depreciation, amortization and changes in reserves	1,481	1,223	846	660	1,061
c) Total pre-tax income, including capital gains and losses before depreciation, amortization and changes in reserves	1,402	1,222	934	603	598
d) Income tax expense / benefit	253	(134)	(32)	30	623
e) Net after-tax income after depreciation, amortization and changes in reserves	1,620	1,066	863	519	1,137
f) Net dividend distribution	971	599	676	1,164	1,647
3 - PER SHARE DATA
a) After tax income, before depreciation, amortization and changes in reserves	0.95	0.62	0.51	0.33	0.65
b) After tax income, after depreciation, amortization and changes in reserves	0.93	0.61	0.49	0.27	0.61
c) Net dividend per share	0.56	0.34	0.38	0.61	0.88 (a)
4 - PERSONNEL
a) Number of employees	–	–	–	–	–
b) Payroll expenditures	–	–	–	–	–
c) Employer contribution to employee benefits and social charges	–	–	–	–	–
(a) Dividend of €0.88 per share proposed to the shareholders meeting on May 4, 2006, based on 1,871,605,004 outstanding shares.

Life and Savings European
Embedded Value

	Euro million - Group share
	ANAV	VIF	EEV
2004 Life & Savings Traditional EV	10,982	15,861	26,843
Adjustments from Traditional EV to EEV	407	(1,422)	(1,014)
2004 Life & Savings EEV	11,389	14,439	25,829
Total Return on Life & Savings EEV	3,068	433	3,500
Capital Flows	(1,291)	–	(1,291)
Exchange rate movements impact	403	1,049	1,452
2005 Life & Savings EEV	13,568	15,921	29,489
Change in EEV	19%	10%	14%
Change in EEV at constant FX	16%	3%	9%
Total Return on Life & Savings EEV			14%

				Euro million, except when otherwise noted Group share
	2004 traditional EV	2004 EEV	2005 EEV	2005 Change	2005 Change at constant FX	2005 Change at constant FX & scope
Annual Premium Equivalent (APE)	4,743	4,807	5,476	14%	14%	11%
Present Value of Expected Premiums (PVEP)	40,124	42,228	47,973	14%	14%	11%
New Business Value (NBV)	774	895	1,138	27%	28%	27%
NBV/APE Margin	16.3%	18.6%	20.8%	+ 2.2 pts	+ 2.3 pts	+ 2.8 pts
NBV/PVEP Margin	1.9%	2.1%	2.4%	+ 0.2 pt	+ 0.3 pt	+ 0.3 pt
Constant scope eliminates the impact of acquisitions/divestitures in 2004 and 2005.

“Embedded Value” (EV) is a valuation methodology often used for long term insurance business. It attempts to measure the present value of cash available to shareholders now and in the future. “European Embedded Value” (EEV) is a refinement of this methodology based on Principles issued by the CFO Forum of European insurers, which AXA adopted during 2005. AXA publishes EEV only for its life and savings business. The value can be considered in two pieces,

1) “Adjusted Net Asset Value” (ANAV) which measures the current balance sheet wealth,

2) “Value of Inforce” (VIF) which measures the present value of future shareholder profits for business currently in the portfolio, adjusted for the cost of holding capital that can not be distributed while the business is in force.

EEV is not an estimate of AXA’s “fair value”, regardless of how one might define “fair value”. It does not include the value of business to be sold in the future, and it includes only Life & Savings activity.

“New Business Value” (NBV) measures the value of new business sold during the year. It includes the VIF on new business, and also the upfront costs associated with acquiring new business (often called “strain”). Therefore NBV combines elements which increase

VIF balances from one year to the next and elements which reduce the ANAV from one year to the next. "Annualized Premium Equivalent" (APE) is a measure of new business volume which includes sales of regular recurring premium business at 100% but sales of single premium business at only 10%. The “APE Margin” is the ratio of NBV to APE.

“Present Value of Expected Premium” (PVEP) is a measure of new business volume which includes	the present value of the future premiums expected to be received over time for business sold in the current year. The “PVEP Margin” is the ratio of NBV to PVEP.

The Life & Savings ANAV can be reconciled to Life & Savings IFRS Shareholder’s equity as follows (in euro million):

Life & Savings Adjusted Net Asset Value (ANAV)
(in euro million)
Life & Savings Shareholders’ equity	30,127
Net URCG not included in Shareholders’ equity	1,175
Elimination of intangibles	(14,329)
UCG projected in PVFP & other Stat-GAAP adjustments	(3,405)
Life & Savings Adjusted Net Asset Value (ANAV)	13,568

The Life & Savings ANAV is calculated from the free surplus available on a local regulatory (statutory) basis, adjusted for any unrealized capital gains or losses not included in the calculation of VIF. Starting from the consolidated accounts, an adjustment is needed for the differences between AXA’s consolidated accounting basis and local regulatory bases, including elimination of intangible assets such as Deferred Acquisition Costs, Value of Business Inforce, and Goodwill.	The ANAV can be further segmented into two pieces:
1) the Required Capital which represents an amount consistent with obtaining a AA rating at each operation, net of implicit items that can support capital requirements, and
2) the Free Surplus, which represents the excess of ANAV over the Required Capital.

		Euro million, Group share
	2004	2 005
Required Capital	8,953	9,824
Free Surplus	2,436	3,744
Life & Savings Adjusted Net Asset Value (ANAV)	11,389	13,568
The VIF calculation by its nature involves many assumptions about the future. For EEV, AXA has adopted a “market-consistent” approach to setting asset return assumptions. Each cash flow is discounted at an appropriate discount factor, so that starting with Euro 1 of bond or of equity, projecting expected cash flows, and discounting, will simply give you Euro 1 of value. Mechanically, this can be described in a short-cut as assuming that all assets will earn the risk-free rate defined by the current market in the future. However, cash flows are projected not only in a single scenario, but rather a stochastic set of scenarios is created, with the set maintaining the market-consistent condition that Euro 1 of any asset projected into the future gives a present value of 1. Future earnings available to shareholders are assessed across this range of stochastic scenarios, with the present value being the VIF. Our major assumptions include:

– Actuarial assumptions reflect best estimates based on recent experience.

– No productivity gains in the future are assumed, while inflation averaging 2.15% was assumed in both 2004 and 2005.

– Expenses are adjusted for non-recurring expenses and one-time strategic spending.

– Some benefit from future mortality improvement on Life business is included only in US and Japan, while annuity business does have an allowance for the costs of longevity increasing in all markets.

– Non-financial risks are provided for through the cost of holding capital consistent with the level to obtain a AA rating at each operation.

– A weighted average tax rate of 34.0% in 2004 and 33.8% in 2005.

As describe above, the VIF valuation under AXA’s market-consistent framework does not depend on assumed future asset returns, but rather on the actual risk-free yield curves observable in the market on each valuation date. The VIF valuation also depends on stochastic projections of multiple scenarios, rather than a single scenario. For comparison to traditional Embedded Values and other techniques, AXA performs a calculation that determines the “Implied Risk Discount Rate” (IDR) which would equate the cashflows from a single scenario with “real world” economic assumption to the VIF. The following table summarizes the “real world” assumptions for 2004 and 2005 used in determining the IDRs:

FI Return		Equity Return		Cash Return		Real Estate
2004	2005	2004	2005	2004	2005	Return 2004	2005
5,33%	5,32%	8,75%	8,53%	3,44%	3,46%	6,36%	6,49%

Separate IDRs are calculated for the total inforce portfolio at the end of the year and the new business sold during the year:				In addition to providing a comparison basis to other valuation techniques, the VIF IDR for 2004 also provides an element of the movement analysis between 2004 and 2005. The following table presents an analysis of the movement of EEV between 2004 and 2005:

VIF Risk Discount Rate		NBV Risk Discount Rate
2004	2005	2004	2005
8,37%	7,97%	7,12%	6,21%

Life & Savings EEV
Opening Life & Savings EEV – 12/31/04	25,829
2005 New Business Value	1,138
Underlying performance from existing business:	1,961
Expected return on VIF (Unwind of IDR)	1,956
Expected return on surplus	38
Operational experience and assumption changes	(33)
Underlying Return on Life & Savings EEV	3,100
Current year investment experience	401
Change in investment assumptions	–
Total Return on Life & Savings EEV	3,500
Capital Flows	(1,291)
Exchange rate movements impact	1,452
Life & Savings EEV of acquired business	–
Closing Life & Savings EEV – 12/31/05	29,489

2005 New Business Value reflects the strain (first year loss) and VIF impacts described above.

Underlying performance from existing business considers the movements in EEV related to the business inforce at the beginning of the year, excluding the investment impacts that are shown below. The total operating performance of €1,961 million is analyzed in several components:

– Expected return on VIF (Unwind of IDR) of €1,956 million is the mechanical effect of rolling forward the beginning of year VIF at the prior year Implied Risk Discount Rate (the unwind calculation is based on IDR multiplied by VIF + Required Capital).

– Expected return on surplus of €38 million is the expected after-tax profit on surplus assets (using the illustrative real world investment scenarios used to calculated IDRs for the prior year) in excess of those supporting the VIF. The expected return is not large because AXA generally does not retain large free surplus balances within its Life & Savings operations.

– Operational experience and assumption changes of €-33 million is the impact of actual versus expected experience and changes in future assumptions for items like mortality, expenses, lapse rates, etc.

Underlying Return on Life & Savings EEV of €3,100 million is the combination of the New Business Value and the underlying performance from existing business as just outlined. It represents 12% of the Opening Life & Savings EEV.

Current year investment experience of €401 million includes 1) the variance in experience during

2005 from that expected in the illustrative real world investment scenario at the end of 2004, and 2) the change in value created by reflecting yearend 2005 yield curves and investment conditions in the EEV rather than those of yearend 2004.

Change in investment assumptions is zero. This line would reflect changes to investment assumptions such as volatilities and correlations between asset classes, which are not directly driven by investment market data observed at yearend. For 2005 no such changes were made.

Total Return on Life & Savings EEV before currency effects and capital flows of €3,500 million combines the Underlying Return with the Investment impacts. It represents 14% of the Opening Life & Savings EEV.

Capital flows of €-1,291 million reflect net transfers out of the Life segment in 2005.

Exchange rate movements impact of €1,452 million is predominantly due to the strengthening of the US dollar versus the Euro. This amount does not reflect the impact of AXA’s foreign currency hedging program which is in the Holdings segment.

Life & Savings EEV of acquired business is zero because there were no acquisitions within the Life & Savings segment during 2005.

Closing Life & Savings EEV of €29,489 million is the total value at the end of the year, representing the prior year balance, plus Total Return, plus capital flows and the exchange rate impact.

The sensitivity of the Life & Savings EEV and NBV to changes in major assumptions has been calculated	as follows for the 2005 values (measured in euro million, group share):
	(euro million, Group share)
LIFE & SAVINGS EEV SENSITIVITIES	Life & Savings EEV Impact	Life &Savings NBV Impact
Estimated upward parallel shift of 50 bp in risk-free rates	588	55
Estimated downward parallel shift of 50 bp in risk-free rates	(961)	(86)
10% higher value of equity markets at start of projection	1,634	85
10% lower value of equity markets at start of projection	(1,770)	(90)
Overall 10% decrease in the lapse rates	1,014	170
Overall and permanent decrease of 10% in expenses	1,124	108
5% lower mortality rate for annuity business	(111)	(1)
5% lower mortality rate for life business	524	42

An independent actuarial consultancy, Tillinghast, was hired by AXA to perform a review, and has issued the following statement of opinion:

“Tillinghast has assisted AXA in developing the methodology and reviewing the assumptions used in the embedded value at December 31, 2005, and the 2005 new business value for the principal life operations of the AXA Group. Our review included the analysis of movement in embedded value from December 31, 2004, and the sensitivities shown above.

Tillinghast has concluded that the methodology and assumptions comply with the EEV Principles. In particular:

– The methodology makes allowance for the aggregate risks in the covered business through AXA’s market consistent methodology, which includes a stochastic allowance for the cost of financial options and guarantees;

– The operating assumptions have been set with appropriate regard to past, current and expected future experience;

– The economic assumptions used are internally consistent and consistent with observable market data; and

– For participating business, the assumed bonus rates, and the allocation of profit between policy-holders and shareholders, are consistent with the projection assumptions, established company practice and local market practice.

The methodology and assumptions used also comply with the EEV Guidance (noting the disclosed exception concerning the treatment of affiliated investment management companies).

Tillinghast has also performed limited high-level checks on the results of the calculations and has confirmed that any issues discovered do not have a material impact on the disclosed embedded values, new business values, analysis of movement, and sensitivities. Tillinghast has not, however, performed detailed checks on the models and processes involved.

In arriving at these conclusions, Tillinghast relied on data and information provided by AXA.”

Salaried employees

SALARIED EMPLOYEES	As at December 31,	As at December 31,	As at January 1st,	As at December 31,
	2003	2004	2005 (a)	2005
Insurance	64,939	66,869	67,325	68,684
– France (b)	16,168	16,124	15,584	15,503
– United States	4,866	6,415	6,415	6,104
– Japan	3,047	3,020	3,020	3,028
– United Kingdom (d)	10,794	12,228	12,228	14,055
– Germany	7,654	7,483	7,483	7,302
– Belgium (including AXA Bank Belgium) (c)	4,969	4,814	4,814	4,787
– Southern Europe	–	4,649	4,649	4,565
– Other countries	11,933	6,526	7,522	7,624
Of which Italy	1,277	–	–	–
Of which Spain	1,807	–	–	–
Of which Portugal	1,250	–	–	–
Of which Australia/New Zealand	2,355	2,210	2,210	2,274
Of which Hong Kong	794	823	1,005	1,043
Of which Canada	1,779	1,818	1,818	1,884
Of which Netherlands	905	700	700	639
Of which Turkey	–	–	606	606
Of which Morocco	501	511	511	504
– International Insurance	5,508	5,610	5,610	5,716
AXA RE	738	445	445	463
AXA Corporate Solutions Assurance	1,327	1,167	1,167	1,159
AXA Cessions	79	110	110	130
AXA Assistance	3,182	3,560	3,560	3,639
Other transnational activities	182	328	328	325
Asset management	6,241	6,258	6,258	6,760
– AllianceBernstein	4,078	4,118	4,118	4,330
– AXA Investment Managers	2,163	2,140	2,140	2,430
Other Financial services (excluding AXA Bank Belgium) (c)	776	559	559	568
– France	476	481	481	488
– Germany	300	78	78	80
Services Group	679	638	638	625
AXA Technology, AXA Consulting and e-business	1,949	2,015	2,015	2,163
TOTAL	74,584	76,339	76,795	78,800

Personnel of non-consolidated companies or companies accounted for using the equity method are not included in the above table. Personnel of companies proportionally consolidated are included, pro-rata, in accordance with the percentage of consolidation.

(a) The personnel at January 1, 2005 are included on a constant structural basis in relation to personnel at December 31, 2005:
– Change in consolidation method in Turkey, Hong Kong and Singapore P&C (from equity method to full consolidation) as at January 1st, 2005. Those entities represent 996 salaried employees.
– Salaried employees adjustment in Avenssur (France).
Starting January 1st 2004, (i) Italy, Spain and Portugal activities (previously under “Other countries”) are now reported as one geographical region “Southern Europe” and (ii) UK Property & Casualty segment is now presented including Ireland, which was previously under “Other countries”).
(b) A portion of the personnel of AXA’s French affiliates are included in GIEs. In addition, the personnel included in insurance and financial services activities in France are included in the “cadre de convention” of 4 not consolidated “mutuelles”.
(c) Employees of AXA Belgium provide services in common for both the insurance activities and the bank activities. Consequently, split is not available.
(d) Including Ireland since January 1, 2004 and AXA Business Services in India. The increase between 2004 and 2005 related principally to AXA Business Services.

Significant event known
subsequently at the year
end closing

AXA initiated in 2006 a strategic review regarding the future of its reinsurance activity, currently underwritten by AXA Re and reported in the “International Insurance” segment. On April 7, 2006, AXA announced the receipt of a binding offer for the business of AXA RE from Paris Re Holdings Limited. Paris Re Holdings Limited is a newly-created company sponsored by a consortium of international investors led by Trident III, L.P., a fund managed by Stone Point Capital LLC, and in which AXA would take participation between 5% and 10%. Other lead investors include Hellman & Friedman, Vestar Capital Partners, Crestview Capital Partners, ABN Amro and New Mountain Capital.	Under the terms of the offer, and would AXA accept it, the business of AXA RE would be ceded in 2007 to Paris Re Holdings, with the risks attached to the 2006 claims experience of ceded business also accruing to Paris Re Holdings. Underwriting and claims for 2006 and prior years would continue to be managed by AXA. AXA would guarantee the reserves pertaining to losses incurred on or before December 31, 2005. The acceptance of this offer has no impact on the Group Financial statements as at December 31, 2005.

Person responsible for the Annual

Person responsible for the Annual Report / p. 422
Correspondence table / p. 425

Report and Independent auditors

Independent auditors / p. 423

Persons responsible for
the Annual Report (Document de référence)
and for investor information

Statement
of person responsible

To the best of my knowledge, and after having taken all reasonable steps to this effect, I hereby certify that the information contained in this registration document (document de référence) is in accordance with the facts and contains no omissions likely to affect its global meaning.

I have obtained from the statutory auditors of the Company a letter attesting to the completion of their assignment, stating that they have verified the information pertaining to the financial condition and	financial statements provided in the registration document (with the exception of information pertaining to European Embedded Value (EEV) which they have not reviewed but which they have checked for consistency with thre work performed by the independent actuary Tillinghast and dated February 27, 2006), and have carried out the overall reading of this document.

The historical financial information presented in this document is discussed in a report issued by the statutory auditors, which appears on pages 397-398.

Paris, April 13, 2006

Chairman of the Management Board
Henri de Castries

Person responsible
for investor information

Denis Duverne
Member of the Management Board,
in charge of Finance, Control and Strategy

AXA
25, avenue Matignon, 75008 Paris
01 40 75 57 00

Independent auditors

The independent auditors are:

Incumbent auditors

PRICEWATERHOUSECOOPERS AUDIT:
63, rue de Villiers – 92208 Neuilly-sur-Seine, represented by Yves Nicolas and Eric Dupont, first appointed on February 28, 1989. The current appointment is for a term of 6 years, until the annual general meeting of the shareholders called to approve the financial statements for the fiscal year 2005. The re-election of PricewaterhouseCoopers Audit as Statutory Auditor, for a six-year term, is proposed to the General Meeting of shareholders on May, 4th 2006.

Membership in a professional body : PricewaterhouseCoopers Audit is registred as an independent auditor with the Compagnie Régionale des Commissaires aux Comptes de Versailles.

MAZARS & GUÉRARD:
39, rue de Wattignies
– 75012 Paris, represented by Patrick de Cambourg and Jean-Claude Pauly, first appointed on June 8, 1994. The current appointment is for a term of 6 years, until the annual general meeting of the shareholders called to approve the financial statements for the fiscal year 2009.

Membership in a professional body : Mazars & Guérard is registred as an independent auditor with the Compagnie Régionale des Commissaires aux Comptes de Paris.

Alternate auditors

Patrick Frotiée: 63, rue de Villiers
– 92208 Neuilly-sur-Seine, first appointed on May 17, 1995. The current appointment is for a period of 6 years, until the annual general meeting of the shareholders called to approve the financial statements for the fiscal year 2005. The re-election of Mr Patrick Frotiée as Alternate Auditor, for a six-year term, is proposed to the General Meeting of shareholders on May, 4th 2006.

Jean-Louis Simon: 39, rue de Wattignies
– 75012 Paris, first appointed on April 21, 2004. The current appointment is for a period of 6 years, until the annual general meeting of the shareholders called to approve the financial statements for the fiscal year 2009.

Table of compensation paid to independent auditors in 2005 and 2004

				(in euro thousand)
	Pricewaterhouse Coopers		Mazars & Guérard
	2005	2004	2005	2004
Audit	36,469	29,528	5,259	4,901
Statutory audit and certification of local and consolidatedc financial statements	26,391	21,643	4,565	4,130
Other specific audit assignement	10,078	7,885	693	770
Other services	4,137	5,219	269	618
Legal, tax and employment consulting	3,627	4,482	53	67
Information, technology and services	–	60	–	95
Internal audit	157	209	95	–
Other	353	468	121	455
Sub-total	40,606	34,747	5,528	5,518
Affiliated Companies/Mutual funds	7,664	7,039	1,311	675
TOTAL	48,269	41,786	6,839	6,193

Correspondence Table

Annual Report
(Document de référence)
filed with the AMF on April 13, 2006

Pages

Information Items – Annex 1 of the Commission Regulation n° 809/2004
1. Persons responsible	422
2. Statutory auditors	423
3. Selected financial information	12 to 15
4. Risk factors	133 to 155, 285, 308 to 309, 310, 341 and 346
5. Information about the issuer
5.1. History and development of the issuer	4 to 5 and 76
5.2. Investments	126 and 165
6. Business overview	99 to 120 and 159 to 163
7. Organizational structure	6 to 7
7.1. Brief description of the Group	272 to 278
7.2. List of significant subsidiaries
8. Property, plants and equipment	n/a
9. Operating and financial review	168 to 225
10. Capital resources
10.1. Capital resources	238 to 241 and 322 to 325
10.2. Sources and amounts of cash flows	236 to 237 and 321
10.3. Borrowing requirements and funding structure	127 to 130 and 339 to 346
10.4. Restrictions on the use of capital resources	128
10.5. Anticipated sources of funds needed	93
11. R&D, patents and licenses	n/a
12. Trend information	163, 167 and 226

13. Profits forecasts or estimates	n/a
14. Administrative, Management, and Supervisory bodies and senior management
14.1. Information on members of the administrative, management or supervisory bodies	22 to 31 and 35 to 37
14.2. Administrative, Management and Supervisory bodies’ conflicts of interests	37
15. Remuneration and benefits
15.1. Amount of remuneration paid	55 to 59
15.2. Amounts set aside or accrued to provide pension, retirement or similar benefits	60
16. Board practices
16.1. Date of expiration of the current term of office	22 to 23 and 34
16.2. Information about members of the management bodies’ service contracts
with the issuer or any of its subsidiaries	32 and 37
16.3. Information on the audit committee and the remuneration committee	32 to 34
16.4. Statement of compliance with the country of incorporation’s corporate governance regime	20
17. Employees
17.1. Number of employees	418
17.2. Shareholdings and stock options	68 to 69 and 74
17.3. Arrangements for involving the employees in the capital of the issuer	75
18. Major shareholders	83 to 85
19. Related party transactions	388 to 390
20. Financial information concerning the issuer’s assets and liabilities,financial position and profits and losses
20.1. Historical financial information *	232 to 392 and 426
20.2. Pro forma financial information	n/a
20.3. Financial statements	–
20.4. Auditing of historical annual financial information	397 to 398
20.5. Age of latest financial information	–
20.6. Interim and other financial information	n/a
20.7. Dividend policy	86
20.8. Legal and arbitration proceedings	153 to 154
20.9. Significant change in the issuer’s financial or trading position	132 and 167

* Pursuant to Article 28 of Commission Regulation (EC) n° 809/2004 of April 29, 2004, the following items are incorporated by reference

– AXA’s consolidated financial statements for the year ended December 31, 2004 and the independent auditors’ report on them, respectively presented on pages 196-275 and on pages 276-277 of the Annual Report (Document de Référence) n° D05-0313 filed with the AMF (Autorité des Marchés Financiers) on March 31, 2005;

– AXA’s consolidated financial statements for the year ended December 31, 2003 and the independent auditors’ report on them, respectively presented on pages 220-299 and on pages 300-301 of the Annual Report (Document de Référence) n° D04-0433 filed with the AMF (Autorité des Marchés Financiers) on April 7, 2004.

21. Additional information
21.1. Share capital	62 to 67, 78 to 82 and 86
21.2. Memorandum and Articles of association	76 to 77
22. Material contracts	93
23. Third party information and statement by experts and declarations of any interest	n/a
24. Documents on display	93
25. Information on holdings	105, 111 to 112, 116 and 119 to 120
Other periodical information required by the AMF Regulation (Règlement général)

Annual Information Document (art. 221-1-1)	88 to 92
Compensation paid to independent auditors in 2005 and 2004 (art. 221-1-2)	424
Description of the Company’s own shares buyback program (art. 241-2)	81 to 82
Supervisory Board Chairman’s report on the conditions of preparation and organization of the Board’s work and on internal control procedures

Report on the conditions of preparation and organization of the Board’s work	20 to 33
Report on internal control procedures	40 to 52
Report of the independent auditors on the Supervisory Board Chairman’s report	53 to 54

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25, avenue Matignon – 75008 Paris – France

AXA FINANCIAL PROTECTION

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Référence : 702263/04-06 – Conception : PUBLICIS – Réalisation : DESIGN MEDIA – 01 49 65 16 66